As filed with the Securities and Exchange Commission on January 30, 2017

Registration No. 333-214921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BAY BANKS OF VIRGINIA, INC.

(Exact name of registrant as specified in its charter)

Virginia	6022	54-1838100
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 South Main Street

Kilmarnock, Virginia 22482

Telephone: (804) 435-1171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randal R. Greene

100 South Main Street

Kilmarnock, Virginia 22482

Telephone: (804) 435-1171

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Wayne A. Whitham, Jr. Lee G. Lester Williams Mullen 200 South 10th Street Suite 1600 Richmond, Virginia 23219 Telephone: (804) 420-6000 Fax: (804) 420-6507	Scott H. Richter Benjamin A. McCall LeClairRyan, A Professional Corporation 919 East Main Street 24th Floor Richmond, Virginia Telephone: (804) 783-2003 Fax: (804) 783-7621

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

If applicable, place an x in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell or otherwise issue these securities and is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED JANUARY 30, 2017

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On November 2, 2016, Bay Banks of Virginia, Inc. (“Bay Banks”) and Virginia BanCorp Inc. (“Virginia BanCorp”) entered into an Agreement and Plan of Merger (the “merger agreement”), that provides for the combination of the two companies. Under the merger agreement, Virginia BanCorp will merge with and into Bay Banks, with Bay Banks as the surviving corporation (the “merger”). Following the merger, Virginia Commonwealth Bank will merge with and into Bank of Lancaster, with Bank of Lancaster as the surviving bank (the “bank merger”). Following the bank merger, the name of the surviving bank will be changed to “Virginia Commonwealth Bank.”

In the merger, each share of Virginia BanCorp common stock will be converted into the right to receive 1.178 shares of Bay Banks common stock. Based on the current number of shares of Virginia BanCorp common stock outstanding, Bay Banks expects to issue approximately 4,586,397 shares of common stock in the aggregate upon completion of the merger. Based on these numbers, current Virginia BanCorp shareholders would own approximately 49% of the shares of Bay Banks and current shareholders of Bay Banks would own approximately 51% of the shares of Bay Banks immediately following the merger.

Although the number of shares of Bay Banks common stock that Virginia BanCorp shareholders will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Bay Banks common stock and will not be known at the time Virginia BanCorp shareholders vote. Based on the closing price of Bay Banks common stock on November 2, 2016, the date preceding the public announcement of the merger, the exchange ratio represented approximately $8.12 in value for each share of Virginia BanCorp common stock, representing total aggregate consideration to holders of Virginia BanCorp common stock of $31.6 million. Based on the closing price of Bay Banks common stock on January 27, 2017, the last practicable trading day before the date of this joint proxy statement/prospectus, the exchange ratio represented approximately $9.42 in value for each share of Virginia BanCorp common stock, representing total aggregate consideration to holders of Virginia BanCorp common stock of $36.7 million. We urge you to obtain current market quotations for Bay Banks common stock, which is quoted on the OTC Markets Group’s OTCQB tier (trading symbol “BAYK”).

Bay Banks and Virginia BanCorp each will hold a special meeting of their respective shareholders in connection with the merger. Bay Banks shareholders will be asked to vote to approve (i) the merger agreement, (ii) an amendment to Bay Banks’ articles of incorporation to increase the number of authorized shares of Bay Banks common stock from 10 million shares to 30 million shares, and (iii) a proposal to adjourn the Bay Banks special meeting, if necessary to solicit additional proxies in favor of the approval of the merger agreement or the amendment to Bay Banks’ articles of incorporation as described in this joint proxy statement/prospectus. Virginia BanCorp shareholders will be asked to vote to approve (i) the merger agreement and (ii) a proposal to adjourn the Virginia BanCorp special meeting, if necessary to solicit additional proxies in favor of the approval of the merger agreement as described in this joint proxy statement/prospectus.

The special meeting of Bay Banks shareholders will be held on March 15, 2017 at the main office of Bank of Lancaster, 100 South Main Street, Kilmarnock, Virginia 22482, at 5:00 p.m., local time. The special meeting of Virginia BanCorp shareholders will be held on March 15, 2017 at Virginia BanCorp’s headquarters, 1965 Wakefield Street, Petersburg, Virginia 23805, at 2:00 p.m., local time.

The Bay Banks Board unanimously determined that the merger agreement is in the best interests of Bay Banks and its shareholders, approved the merger agreement and recommends that Bay Banks shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to amend the articles of incorporation of Bay Banks to increase the number of authorized shares of Bay Banks common stock from 10 million shares to 30 million shares, and “FOR” the proposal to adjourn the Bay Banks special meeting, if necessary to solicit additional proxies in favor of the proposal to approve the merger agreement or to amend the articles of incorporation of Bay Banks.

The Virginia BanCorp Board unanimously determined that the merger agreement is in the best interests of Virginia BanCorp and its shareholders, approved the merger agreement and recommends that Virginia BanCorp shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the Virginia BanCorp special meeting, if necessary to solicit additional proxies in favor of the proposal to approve the merger agreement.

This document, which serves as a joint proxy statement for the special meetings of Bay Banks and Virginia BanCorp shareholders and as a prospectus for the shares of Bay Banks common stock to be issued to Virginia BanCorp shareholders in the merger, describes the Bay Banks special meeting, the Virginia BanCorp special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including the section entitled, “Risk Factors,” beginning on page 25, for a discussion of the risks relating to the proposed merger.

We look forward to seeing you at the meetings.

Randal R. Greene	C. Frank Scott III
President and Chief Executive Officer	President and Chief Executive Officer
Bay Banks of Virginia, Inc.	Virginia BanCorp Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Bay Banks common stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is February [●], 2017, and it is first being mailed or otherwise delivered to the shareholders of Bay Banks and Virginia BanCorp on or about February [●], 2017.

BAY BANKS OF VIRGINIA, INC.

100 SOUTH MAIN STREET

KILMARNOCK, VA 22482

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 15, 2017

A special meeting of shareholders of Bay Banks of Virginia, Inc., a Virginia corporation (“Bay Banks”), will be held on March 15, 2017 at 5:00 p.m., local time, at the main office of Bank of Lancaster, 100 South Main Street, Kilmarnock, Virginia 22482, for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger, dated November 2, 2016, by and between Bay Banks and Virginia BanCorp Inc., a Virginia corporation (the “merger agreement”), pursuant to which Virginia BanCorp will merge with and into Bay Banks (the “merger”) with Bay Banks as the surviving corporation, as more fully described in the accompanying joint proxy statement/prospectus (the “Bay Banks merger proposal”).

2.	A proposal to amend the articles of incorporation of Bay Banks to increase the number of authorized shares of Bay Banks common stock from 10 million shares to 30 million shares (the “Bay Banks amendment proposal”).

3.	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the Bay Banks merger proposal or the Bay Banks amendment proposal (the “Bay Banks adjournment proposal”).

4.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of Bay Banks common stock at the close of business on January 20, 2017 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

Bay Banks’ board of directors (the “Bay Banks Board”) unanimously recommends that Bay Banks shareholders vote “FOR” the Bay Banks merger proposal, “FOR” the Bay Banks amendment proposal, and “FOR” the Bay Banks adjournment proposal.

You are cordially invited to attend the special meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the special meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to Bay Banks, by executing a proxy bearing a later date, or by attending the meeting and voting in person.

The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the joint proxy statement/prospectus and its appendices carefully and in their entirety.

By Order of the Board of Directors,

Randal R. Greene

President and Chief Executive Officer

Kilmarnock, Virginia

February [●], 2017

VIRGINIA BANCORP INC.

1965 WAKEFIELD STREET

PETERSBURG, VIRGINIA 23805

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 15, 2017

A special meeting of shareholders of Virginia BanCorp Inc., a Virginia corporation (“Virginia BanCorp”), will be held on March 15, 2017 at 2:00 p.m., local time, at Virginia BanCorp’s headquarters, 1965 Wakefield Street, Petersburg, Virginia 23805, for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger, dated November 2, 2016, by and between Bay Banks of Virginia, Inc., a Virginia corporation, and Virginia BanCorp (the “merger agreement”), pursuant to which Virginia BanCorp will merge with and into Bay Banks (the “merger”) with Bay Banks as the surviving corporation, as more fully described in the accompanying joint proxy statement/prospectus (the “Virginia BanCorp merger proposal”).

2.	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the merger agreement and the transactions contemplated by the merger agreement (the “Virginia BanCorp adjournment proposal”).

3.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of Virginia BanCorp common stock at the close of business on January 20, 2017 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

Virginia BanCorp’s board of directors (the “Virginia BanCorp Board”) unanimously recommends that Virginia BanCorp shareholders vote “FOR” the Virginia BanCorp merger proposal and “FOR” the Virginia BanCorp adjournment proposal.

You have the right to assert appraisal rights with respect to the merger and demand in writing that Bay Banks pay the fair value of your shares of Virginia BanCorp common stock under applicable provisions of Virginia law. In order to exercise and perfect appraisal rights, you must give written notice of your intent to demand payment for your shares to Virginia BanCorp before the vote is taken on the merger at the special meeting and you must not vote in favor of the merger. A copy of the applicable Virginia statutory provisions is included in the joint proxy statement/prospectus as Appendix D, and a description of the procedures to demand and perfect appraisal rights is included in the section entitled, “The Merger—Appraisal Rights,” beginning on page 73.

You are cordially invited to attend the special meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the special meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to Virginia BanCorp, by executing a proxy bearing a later date, or by attending the meeting and voting in person.

The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the joint proxy statement/prospectus and its appendices carefully and in their entirety.

By Order of the Board of Directors,

C. Frank Scott, III

President and Chief Executive Officer

Petersburg, Virginia

February [●], 2017

WHERE YOU CAN FIND MORE INFORMATION

Bay Banks has filed a registration statement with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) that registers the shares of Bay Banks common stock to be issued in the merger to Virginia BanCorp shareholders and includes this joint proxy statement/prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Bay Banks and its common stock, Virginia BanCorp and the combined company.

The public may read and copy any materials Bay Banks files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information about issuers, like Bay Banks, that file electronically with the SEC. The address of that site is http://www.sec.gov. Bay Banks’ website is www.baybanks.com. Information contained on the Bay Banks’ website is not a part of or incorporated into this joint proxy statement/prospectus or any other filing Bay Banks makes with the SEC. Virginia BanCorp’s website is www.vacommbank.com. Information contained on the Virginia BanCorp’s website is not a part of or incorporated into this joint proxy statement/prospectus.

Additional information about Bay Banks may be obtained by contacting Pamela A. Varnier, Corporate Secretary, at Bay Banks of Virginia, Inc., 100 S. Main Street, P.O. Box 1869, Kilmarnock, Virginia 22482, or at (804) 435-1171, and additional information about Virginia BanCorp may be obtained by contacting Vanessa C. Scott, Corporate Secretary, at Virginia BanCorp Inc., 1965 Wakefield Street, Petersburg, Virginia 23805, or at (804) 732-2350. To obtain timely delivery, you must request the information no later than March 8, 2017. In addition, financial information about Bay Banks and Virginia BanCorp is available through financial reports that they file with their regulators on a quarterly basis. This information is available through the website maintained by the Federal Financial Institutions Examination Council at http://www.ffiec.gov. The information on, or that can be accessed through, the Federal Financial Institutions Examination Council’s website is not part of, and is not incorporated into, this joint proxy statement/prospectus.

Bay Banks has supplied all information contained in this joint proxy statement/prospectus relating to Bay Banks and Virginia BanCorp has supplied all such information relating to Virginia BanCorp.

You should rely only on the information contained in this joint proxy statement/prospectus relating to the offered securities. Neither Bay Banks nor Virginia BanCorp has authorized anyone to provide you with different information. Neither Bay Banks nor Virginia BanCorp is offering to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information which appears in this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus. Each of Bay Banks’ and Virginia BanCorp’s business, financial condition, results of operations and prospects may have changed since that date.

i

Appendices
	Appendix A	—	Agreement and Plan of Merger, dated as of November 2, 2016, by and between Bay Banks of Virginia, Inc. and Virginia BanCorp Inc.
	Appendix B	—	Opinion of FIG Partners, LLC
	Appendix C	—	Opinion of Performance Trust Capital Partners, LLC
	Appendix D	—	Sections 13.1-729 through 13.1-741.1 of the Virginia Stock Corporation Act
	Appendix E	—	Form of Amendment to Articles of Incorporation of Bay Banks of Virginia, Inc.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

You should read carefully the detailed information set forth in this joint proxy statement/prospectus, including the “Risk Factors” section, beginning on page 25, before deciding how to vote your shares. Unless otherwise specified in this joint proxy statement/prospectus or the context otherwise requires:

•	references to “Bay Banks” are to the Registrant, Bay Banks of Virginia, Inc.;

•	references to “Bay Banks Board” are to the board of directors of Bay Banks;

•	references to “Virginia BanCorp” are to Virginia BanCorp Inc.;

•	references to “Virginia BanCorp Board” are to the board of directors of Virginia BanCorp;

•	references to “Bank of Lancaster” are to Bank of Lancaster, a Virginia corporation and a wholly owned direct subsidiary of Bay Banks;

•	references to “Virginia Commonwealth Bank” are to Virginia Commonwealth Bank, a Virginia corporation and a wholly owned direct subsidiary of Virginia BanCorp;

•	references to “Surviving Bank” are to Bank of Lancaster after completion of the bank merger;

•	references to the “merger agreement” are to the Agreement and Plan of Merger, dated as of November 2, 2016, by and between Bay Banks and Virginia BanCorp, a copy of which is attached to this joint proxy statement/prospectus as Appendix A;

•	references to the “plan of merger” are to the Plan of Merger, a copy of which is attached as Exhibit A to the merger agreement;

•	references to the “merger” are to the proposed merger of Virginia BanCorp with and into Bay Banks pursuant to the terms of the merger agreement, as more fully described under the section entitled, “The Merger,” beginning on page 49; and

•	references to the “bank merger” are to the proposed merger of Virginia Commonwealth Bank with and into Bank of Lancaster, with Bank of Lancaster as the surviving bank pursuant to the terms of the merger agreement, as more fully described under the section entitled, “The Merger,” beginning on page 49.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL SHAREHOLDER MEETINGS

The following are answers to certain questions that you may have regarding the merger and the special meetings of the shareholders of Bay Banks and Virginia BanCorp. You should carefully read this entire joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to this joint proxy statement/prospectus.

Q:	Why am I receiving this document?

A:	Bay Banks and Virginia BanCorp have entered into an Agreement and Plan of Merger, dated as of November 2, 2016, under which Virginia BanCorp will merge with and into Bay Banks. Following the merger, Virginia Commonwealth Bank will merge with and into Bank of Lancaster with Bank of Lancaster continuing as the surviving bank (the “Surviving Bank”). Following the closing of the bank merger, the parties plan to change the name of the Surviving Bank to Virginia Commonwealth Bank. A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A.

You are receiving this document because Bay Banks and Virginia BanCorp are each holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. The merger cannot be completed unless, among other things:

•	the holders of at least sixty percent (60%) of the shares of Bay Banks’ outstanding common stock entitled to vote at the special meeting vote in favor of the merger; and

•	the holders of more than two-thirds of the shares of Virginia BanCorp’s outstanding common stock entitled to vote at the special meeting vote in favor of the merger.

Each of the Bay Banks Board and the Virginia BanCorp Board unanimously determined that the merger is in the best interest of its shareholders, approved the merger and recommends that its shareholders vote “FOR” the merger proposals.

Bay Banks is also soliciting proxies from its shareholders with respect to a proposal to amend Bay Banks’ articles of incorporation to increase the number of authorized shares of Bay Banks common stock from 10 million shares to 30 million shares.

In addition, both Bay Banks and Virginia BanCorp are soliciting proxies from their shareholders with respect to proposals to adjourn the Bay Banks and Virginia BanCorp special meetings, as applicable, if necessary or appropriate, to solicit additional proxies in favor of their respective proposals to approve the merger agreement, and in the case of Bay Banks, the Bay Banks amendment proposal, if there are insufficient votes at the time of such adjournment to approve such proposal.

Bay Banks and Virginia BanCorp will hold separate special meetings to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meetings and you should read it carefully. It is a joint proxy statement because both the Bay Banks Board and the Virginia BanCorp Board are soliciting proxies from their respective shareholders. It is a prospectus because Bay Banks will issue shares of Bay Banks common stock to holders of Virginia BanCorp common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending your respective special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	Why do Bay Banks and Virginia BanCorp want to merge?

A:	Bay Banks and Virginia BanCorp are merging to combine their complementary footprints into an organization that will have almost $800 million in assets and be better-positioned to compete and grow in Richmond, Virginia and the surrounding markets. Based on total deposits, the merger will create the fifth largest community bank headquartered in Richmond.

Bay Banks and Virginia BanCorp expect that the merger will be immediately accretive to earnings, with a tangible book value payback of less than three years. Bay Banks’ and Virginia BanCorp’s modest overlap is expected to result in cost savings of approximately 14% of combined non-interest expense versus current levels, with estimated one-time merger-related costs of approximately $2.9 million.

In addition, Bay Banks and Virginia BanCorp expect that the increases in asset size and profitability, and larger market capitalization following the merger will result in greater liquidity in the market for common shares and the opportunity for higher trading multiples of tangible book value and earnings per share than Bay Banks or Virginia BanCorp would achieve independently.

Each of the Bay Banks Board and the Virginia BanCorp Board unanimously determined that the merger is in the best interest of its respective shareholders and recommends that its shareholders vote for their respective proposals. You should review the reasons for the merger described in greater detail under the sections entitled, “The Merger—Bay Banks’ Reasons for the Merger; Recommendation of the Bay Banks Board” and “The Merger—Virginia BanCorp’s Reasons for the Merger; Recommendation of the Virginia BanCorp Board,” beginning on pages 53 and 61, respectively.

Q:	What will Virginia BanCorp shareholders receive in the merger?

A:	As a result of the merger, each share of Virginia BanCorp common stock will be converted into the right to receive 1.178 shares of Bay Banks common stock (the “Exchange Ratio”). Additionally, Bay Banks will issue cash in lieu of fractional shares to holders of Virginia BanCorp common stock. Bay Banks will pay the value of such fractional shares in cash determined by multiplying such fraction by the average of the closing prices of Bay Banks common stock quoted on the OTC Markets Group’s OTCQB tier for the 20 trading days ending on and including the day preceding the effective date of the merger.

Based on the current number of shares of Virginia BanCorp common stock outstanding, Bay Banks expects to issue approximately 4,586,397 shares of common stock in the aggregate upon completion of the merger. Based on these numbers, current Bay Banks shareholders would own approximately 51% of the shares of Bay Banks and current shareholders of Virginia BanCorp would own approximately 49% of the shares of Bay Banks immediately following the merger.

Bay Banks shareholders will continue to hold the shares of Bay Banks common stock that they currently hold.

Q:	Will the number of shares of Bay Banks common stock that Virginia BanCorp shareholders receive in the merger in exchange for shares of Virginia BanCorp common stock change?

A:	No. The Exchange Ratio is fixed so the number of shares that Virginia BanCorp shareholders receive in the merger will not change. The value of those shares, however, may change. See “—What is the value of the shares of Bay Banks that Virginia BanCorp shareholders may receive in the merger?” below.

Q:	What is the value of the shares of Bay Banks that Virginia BanCorp shareholders may receive in the merger?

A:	The value of the Bay Banks common stock that Virginia BanCorp shareholders receive will depend on the value of Bay Banks common stock. Any fluctuation in the market price of Bay Banks common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Bay Banks common stock that Virginia BanCorp shareholders will receive. See the section entitled, “Risk Factors—Risks Related to the Merger—Because the market price of Bay Banks common stock will fluctuate, Virginia BanCorp shareholders cannot be certain of the market value of the merger consideration they will receive,” beginning on page 25, for more information.

Q:	How does the Bay Banks Board recommend that Bay Banks shareholders vote at the Bay Banks special meeting?

A:	The Bay Banks Board unanimously recommends that Bay Banks shareholders vote “FOR” the Bay Banks merger proposal, “FOR” the Bay Banks amendment proposal, and “FOR” the Bay Banks adjournment proposal.

Q:	How does the Virginia BanCorp Board recommend that Virginia BanCorp shareholders vote at the Virginia BanCorp special meeting?

A:	The Virginia BanCorp Board unanimously recommends that Virginia BanCorp shareholders vote “FOR” the Virginia BanCorp merger proposal and “FOR” the Virginia BanCorp adjournment proposal.

Q:	When and where are the special meetings?

A:	Bay Banks: The Bay Banks special meeting is scheduled to take place on March 15, 2017 at 5:00 p.m., local time, at the main office of Bank of Lancaster, 100 South Main Street, Kilmarnock, Virginia 22482.

Virginia BanCorp: The Virginia BanCorp special meeting is scheduled to take place on March 15, 2017 at 2:00 p.m., local time, at Virginia BanCorp’s headquarters, 1965 Wakefield Street, Petersburg, Virginia 23805.

Q:	Who can vote at the special meetings of shareholders?

A:	Bay Banks: Holders of record of Bay Banks common stock at the close of business on January 20, 2017, which is the date that the Bay Banks Board has fixed as the record date for the Bay Banks special meeting, are entitled to vote at the Bay Banks special meeting.

Virginia BanCorp: Holders of record of Virginia BanCorp common stock at the close of business on January 20, 2017, which is the date that the Virginia BanCorp Board has fixed as the record date for the Virginia BanCorp special meeting, are entitled to vote at the Virginia BanCorp special meeting.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Bay Banks special meeting or Virginia BanCorp special meeting, as applicable. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope, or follow the telephone or Internet voting procedures described on the proxy card, as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote by following the instructions you have received from your bank or broker. You may also cast your vote in person at the Bay Banks special meeting or Virginia BanCorp special meeting, as applicable. “Street name” shareholders who wish to vote in person at the Bay Banks special meeting or Virginia BanCorp special meeting, as applicable, will need to obtain a legal proxy form from the institution that holds their shares.

Q:	What constitutes a quorum for the special meetings?

A:	Bay Banks: The presence at the Bay Banks special meeting, in person or by proxy, of holders of at least sixty percent (60%) of Bay Banks common stock entitled to vote at the Bay Banks special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the Bay Banks special meeting for the purpose of determining the presence of a quorum. If a Bay Banks shareholder holds shares in “street name” through a bank, broker or other nominee, those shares will not be counted for purposes of determining the presence of a quorum unless the bank, broker or other nominee has been instructed to vote on at least one of the proposals at the Bay Banks special meeting.

Virginia BanCorp: The presence at the Virginia BanCorp special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Virginia BanCorp common stock entitled to vote at the Virginia BanCorp special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the Virginia BanCorp special meeting for the purpose of determining the presence of a quorum. If a Virginia BanCorp shareholder holds shares in “street name” through a bank, broker or other nominee, those shares will not be counted for purposes of determining the presence of a quorum unless the bank, broker or other nominee has been instructed to vote on at least one of the proposals at the Virginia BanCorp special meeting.

Q:	What is the vote required to approve each proposal?

A:	Bay Banks: Approval of the Bay Banks merger proposal requires the affirmative vote of at least sixty percent (60%) of the shares of Bay Banks’ outstanding common stock entitled to vote on the merger as of the close of business on January 20, 2017, the record date for the Bay Banks special meeting. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Bay Banks merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Bay Banks amendment proposal requires the affirmative vote of at least sixty percent (60%) of the shares of Bay Banks’ outstanding common stock entitled to vote on the amendment as of the close of business on January 20, 2017, the record date for the Bay Banks special meeting. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Bay Banks amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Bay Banks adjournment proposal requires the affirmative vote of at least sixty percent (60%) of the shares represented at the Bay Banks special meeting, whether or not a quorum is present. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting or (2) fail to instruct your bank or broker how to vote with respect to the Bay Banks adjournment proposal, it will have no effect on the outcome of the proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

Virginia BanCorp: Approval of the Virginia BanCorp merger proposal requires the affirmative vote of more than two-thirds of the outstanding shares of Virginia BanCorp common stock entitled to vote on the merger as of the close of business on January 20, 2017, the record date for the Virginia BanCorp special meeting. If you (1) fail to submit a proxy or vote in person at the Virginia BanCorp special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Virginia BanCorp merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Virginia BanCorp adjournment proposal requires the affirmative vote of a majority of the votes cast on the proposal. If you (1) fail to submit a proxy or vote in person at the Virginia BanCorp special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Virginia BanCorp adjournment proposal, it will have no effect on the outcome of the proposal.

Q:	Why is my vote important?

A.	If you do not submit a proxy or vote in person, it may be more difficult for Bay Banks or Virginia BanCorp to obtain the necessary quorum to hold their respective special meetings. In addition, your failure to submit a proxy or vote in person, failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote against approval of the applicable merger proposal. The Bay Banks merger proposal and the Bay Banks amendment proposal must be approved by at least sixty percent (60%) of the shares of Bay Banks’ outstanding common stock entitled to vote at the special meeting. The Virginia BanCorp merger proposal must be approved by the affirmative vote of more than two-thirds of the outstanding shares of Virginia BanCorp common stock entitled to vote at the special meeting.

Q:	If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A.	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Bay Banks or Virginia BanCorp or by voting in person at your respective company’s special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of applicable securities exchanges, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the securities exchanges determine to be “non-routine” without specific instructions from the beneficial owner. We believe that all proposals to be voted on at the Bay Banks special meeting and the Virginia BanCorp special meeting are such “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Bay Banks: If you are a Bay Banks shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Bay Banks merger proposal, which will have the same effect as a vote “AGAINST” such proposal;

•	your broker, bank or other nominee may not vote your shares on the Bay Banks amendment proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the Bay Banks adjournment proposal, which will have no effect on the vote count for such proposal.

Virginia BanCorp: If you are a Virginia BanCorp shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Virginia BanCorp merger proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the Virginia BanCorp adjournment proposal, will have no effect on the vote count for such proposal.

Q:	What if I fail to vote or abstain from voting?

A.	Bay Banks: With respect to the Bay Banks merger proposal, if you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting, or (2) mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

With respect to the Bay Banks amendment proposal, if you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting, or (2) mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

With respect to the Bay Banks adjournment proposal, if you fail to submit a proxy or vote in person at the Bay Banks special meeting, it will have no effect on the outcome of the vote on such proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” such proposal.

Virginia BanCorp: With respect to the Virginia BanCorp merger proposal, if you (1) fail to submit a proxy or vote in person at the Virginia BanCorp special meeting, or (2) mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

With respect to the Virginia BanCorp adjournment proposal, if you (1) fail to submit a proxy or vote in person at the Virginia BanCorp special meeting, or (2) mark “ABSTAIN” on your proxy, it will have no effect on the outcome of the proposal.

Q:	Can I attend the special meeting and vote my shares in person?

A.	Yes. All shareholders of Bay Banks and Virginia BanCorp, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective special meeting. Holders of record of Bay Banks common stock and holders of record of Virginia BanCorp common stock can vote in person at the Bay Banks special meeting or Virginia BanCorp special meeting, respectively. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meetings. If you plan to attend your special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership.

Q:	Can I change my vote?

A.	Bay Banks: Yes. If you are a holder of record of Bay Banks common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via the telephone or Internet, (3) delivering a written revocation letter to Bay Banks’ corporate secretary or (4) attending the Bay Banks special meeting in person, notifying the corporate secretary and voting by ballot at the Bay Banks special meeting. Attendance at the Bay Banks special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Bay Banks after the Bay Banks special meeting will be ineffective. Bay Banks’ corporate secretary’s mailing address is: Corporate Secretary, Pamela A. Varnier, Bay Banks of Virginia, Inc., 100 S. Main Street, P.O. Box 1869, Kilmarnock, Virginia 22482. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke your proxy.

Virginia BanCorp : Yes. If you are a holder of record of Virginia BanCorp common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) voting by telephone or the Internet at a later time, (3) delivering a written revocation letter to Virginia BanCorp’s corporate secretary or (4) attending the Virginia BanCorp special meeting in person, notifying the corporate secretary and voting by ballot at the Virginia BanCorp special meeting. Attendance at the Virginia BanCorp special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Virginia BanCorp after the Virginia BanCorp special meeting will be ineffective. Virginia BanCorp’s corporate secretary’s mailing address is: Corporate Secretary, Vanessa C. Scott, Virginia BanCorp Inc., 1965 Wakefield Street, Petersburg, Virginia 23805. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke your proxy.

Q:	What are the U.S. federal income tax consequences of the merger to Virginia BanCorp shareholders?

A:	The merger qualifies as a tax-free “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (“Code”). Accordingly, holders of Virginia BanCorp common stock will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Virginia BanCorp common stock for Bay Banks common stock in the merger, except to the extent of any cash received, including any cash received in lieu of fractional shares.

Furthermore, the holders of Virginia BanCorp common stock will have basis in Bay Banks common stock received equal to the net of: (1) the basis of Virginia BanCorp common shares for which it was exchanged, minus (2) the amount of any cash received in the exchange, plus (3) the amount of any gain recognized on the exchange. The holding period of Bay Banks common stock received in exchange for shares of Virginia BanCorp common stock will include the holding period of the Virginia BanCorp common stock for which it is exchanged.

For further information, see the section entitled, “The Merger—Material United States Federal Income Tax Consequences,” beginning on page 76.

The U.S. federal income tax consequences described above may not apply to all holders of Virginia BanCorp common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Q:	Are Virginia BanCorp shareholders entitled to appraisal rights?

A:	Virginia BanCorp shareholders have the right to assert appraisal rights with respect to the merger and to demand in writing that Bay Banks pay the fair value of their shares of Virginia BanCorp common stock under applicable provisions of Virginia law. In order to exercise and perfect appraisal rights, a Virginia BanCorp shareholder must give written notice of his, her or its intent to demand payment for his, her or its shares to Virginia BanCorp before the vote is taken on the merger at the Virginia BanCorp special meeting, and must not vote in favor of the merger. A copy of the applicable Virginia statutory provisions is included in this joint proxy statement/prospectus as Appendix D. A description of the procedures to demand and perfect appraisal rights is included in the following sections: “The Merger—Appraisal Rights,” beginning on page 73, and “Virginia BanCorp Special Meeting of Shareholders—Appraisal Rights,” beginning on page 47.

Q:	If I am a Virginia BanCorp shareholder, should I send in my Virginia BanCorp stock certificate(s) now?

A:	No. Please do not send in your Virginia BanCorp stock certificate(s) with your proxy. Upon completion of the merger, the exchange agent, Continental Stock Transfer and Trust, will send you instructions for exchanging your Virginia BanCorp stock certificate(s) for the merger consideration. See the section entitled, “The Merger Agreement—Conversion of Shares; Exchange of Certificates,” beginning on page 80.

Q:	Whom may I contact if I cannot locate my Virginia BanCorp stock certificate(s)?

A:	If you are unable to locate your original Virginia BanCorp stock certificate(s), you should contact Virginia BanCorp’s transfer agent, Computershare Limited, at 211 Quality Circle, Suite 210, College Station, Texas 77845, or at (800) 368-5948.

Following the merger, any inquiries should be directed to Bay Banks’ transfer agent, Continental Stock Transfer and Trust, at 17 Battery Place, 8th Floor, New York, New York 10004, or at (800) 509-5586.

Q:	When do you expect to complete the merger?

A:	Bay Banks and Virginia BanCorp expect to complete the merger in the second quarter of 2017; however, neither Bay Banks nor Virginia BanCorp can assure you when or if the merger will occur. Bay Banks and Virginia BanCorp must first obtain the approval of Bay Banks shareholders and Virginia BanCorp shareholders for the merger, as well as obtain necessary regulatory approvals and satisfy other customary closing conditions provided in the merger agreement.

Q:	Who may solicit proxies on behalf of Bay Banks or Virginia BanCorp?

A:	Bay Banks: In addition to solicitation of proxies by Bay Banks by mail, proxies may also be solicited by Bay Banks’ directors and employees personally, and by telephone, facsimile or other means. Bay Banks has also retained Regan & Associates to assist in soliciting proxies for a fee of approximately $10,000. For more information on solicitation of proxies in connection with the Bay Banks special meeting, see the section entitled, “Bay Banks Special Meeting of Shareholders—Solicitation of Proxies,” beginning on page 41.

Virginia BanCorp: In addition to solicitation of proxies by Virginia BanCorp by mail, proxies may also be solicited by Virginia BanCorp’s directors and employees personally, and by telephone, facsimile or other means. Virginia BanCorp has also retained Regan & Associates to assist in soliciting proxies for a fee of approximately $4,500. For more information on solicitation of proxies in connection with the Virginia BanCorp special meeting, see the section entitled, “Virginia BanCorp Special Meeting of Shareholders—Solicitation of Proxies,” beginning on page 47.

Q:	Whom should I call with questions?

A:	Bay Banks: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Bay Banks common stock, please contact: Pamela A. Varnier, Corporate Secretary, Bay Banks of Virginia, Inc., 100 S. Main Street, P.O. Box 1869, Kilmarnock, Virginia 22482, at (804) 435-1171. You may also obtain more information about the merger and the proxy materials by contacting Regan & Associates, Bay Banks’ proxy solicitor, at 1-800-737-3426.

Virginia BanCorp: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Virginia BanCorp common stock, please contact: Vanessa C. Scott, Senior Vice President and Corporate Secretary, Virginia BanCorp Inc., 1965 Wakefield Street, Petersburg, Virginia 23805, at (804) 732-2350. You may also obtain more information about the merger and the proxy materials by contacting Regan & Associates, Virginia BanCorp’s proxy solicitor, at 1-800-737-3426.

Summary

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which we refer to fully understand the merger and the related transactions. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Parties

Bay Banks and Bank of Lancaster (see page 102)

Bay Banks is a bank holding company that conducts substantially all of its operations through its subsidiaries, Bank of Lancaster and Bay Trust Company. Bay Banks was incorporated under the laws of the Commonwealth of Virginia on June 30, 1997, in connection with the holding company reorganization of Bank of Lancaster. Bank of Lancaster opened for business in 1930 and has partnered with the communities it serves to ensure responsible growth and development since its organization.

Bank of Lancaster is a state-chartered bank, headquartered in Kilmarnock, Virginia, and a member of the Federal Reserve System. Bank of Lancaster has offices in Virginia throughout the Northern Neck and Middle Peninsula and in the Greater Richmond area of central Virginia. It serves businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking, investment services, and mortgage banking. Products include checking accounts, savings accounts, money market accounts, cash management accounts, certificates of deposit, individual retirement accounts, commercial and industrial loans, residential mortgages, commercial mortgages, home equity loans, consumer installment loans, investment accounts, insurance, credit cards, online banking, telephone banking, and mobile banking.

As of September 30, 2016, Bay Banks reported total assets of $468.3 million, net loans of $364.8 million, deposits of $378.0 million, shareholders’ equity of $41.9 million, and 113 full-time equivalent employees.

Bay Banks’ principal offices are located at 100 South Main Street, Kilmarnock, Virginia 22482, and its telephone number is (804) 435-1171.

Virginia BanCorp and Virginia Commonwealth Bank (see page 147)

Virginia BanCorp is a bank holding company that conducts substantially all of its operations through its wholly-owned bank subsidiary, Virginia Commonwealth Bank. Virginia BanCorp was incorporated under the laws of the Commonwealth of Virginia on November 8, 2002, in connection with the holding company reorganization of Virginia Commonwealth Bank, which occurred on January 21, 2003.

Virginia Commonwealth Bank is a community-oriented state-chartered commercial bank and a member of the Federal Reserve System. Virginia Commonwealth Bank currently conducts its business through its main office in Petersburg, Virginia and six branch offices located in Colonial Heights, Chesterfield, Chester, Hopewell, Petersburg, Richmond and Suffolk, Virginia. The bank offers a full range of banking and related financial services to businesses, professionals and individuals. Deposit services of the bank include checking accounts, savings accounts, money market accounts, certificates of deposit and individual retirement accounts. Its lending products include residential mortgages, home equity loans, consumer installment loans, commercial mortgages and commercial and industrial loans. Other services offered include investment accounts, insurance, credit cards, debit cards, online banking, telephone banking, mobile banking and cash management services.

As of September 30, 2016, Virginia BanCorp had total consolidated assets of approximately $325.1 million, net loans of approximately $258.1 million, total consolidated deposits of approximately $254.7 million, and consolidated stockholders’ equity of approximately $35.7 million.

The principal executive offices of Virginia BanCorp are located at 1965 Wakefield Street, Petersburg, Virginia 23805, and its telephone number is (804) 732-2350.

The Merger (see page 49)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A, and is incorporated in this joint proxy statement/prospectus by reference. You should read the merger agreement carefully and in its entirety, as it, along with its ancillary documents, is the legal document that governs the merger.

Under the terms of the merger agreement, Virginia BanCorp will merge with and into Bay Banks with Bay Banks as the surviving corporation. The surviving corporation will continue to be called “Bay Banks of Virginia, Inc.” following completion of the merger. Following the merger, Virginia Commonwealth Bank will merge with and into Bank of Lancaster, with Bank of Lancaster as the surviving banking entity. Upon completion of the bank merger, Bay Banks and Virginia BanCorp plan to change the name of the surviving bank to Virginia Commonwealth Bank. We refer to the combined bank, after completion of the bank merger, as the Surviving Bank in this joint proxy statement/prospectus.

Closing and Effective Time of the Merger (see page 80)

The merger is currently expected to close in the second quarter of 2017. The merger will close on either the fifth business day following the completion of the conditions to closing set forth in the merger agreement, or another mutually agreed upon date (the “Effective Date” and the time on the Effective Date when the merger becomes effective, the “Effective Time”). The merger will become effective upon filing articles of merger with the Virginia State Corporation Commission, and the issuance by the Virginia State Corporation Commission of a certificate of merger, or such later date as may be set forth in such articles of merger. Neither Bay Banks nor Virginia BanCorp can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approvals will be received.

Exchange Ratio (see page 80)

If the merger is completed, each issued and outstanding share of Virginia BanCorp common stock will be converted into the right to receive 1.178 shares of Bay Banks common stock (the “Exchange Ratio”).

Based on the current number of shares of Virginia BanCorp common stock outstanding, Bay Banks expects to issue approximately 4,586,397 shares of common stock in the aggregate upon completion of the merger. Based on these numbers, current Bay Banks shareholders would own approximately 51% of the shares of Bay Banks and current shareholders of Virginia BanCorp would own approximately 49% of the shares of Bay Banks immediately following the merger.

Virginia BanCorp shareholders will receive cash for any fractional shares of Bay Banks common stock owed to them. Bay Banks will pay the value of such fractional shares in cash determined by multiplying such fraction by the average of the closing prices of Bay Banks common stock quoted on the OTC Markets Group’s OTCQB tier for the 20 trading days ending on and including the day preceding the Effective Date.

Bay Banks Board Recommendations (see page 53)

After careful consideration, the Bay Banks Board unanimously recommends that Bay Banks shareholders vote “FOR” the Bay Banks merger proposal, “FOR” the Bay Banks amendment proposal, and “FOR” the Bay Banks adjournment proposal.

For a more complete description of Bay Banks’ reasons for the merger and the recommendation of the Bay Banks Board, please see the section entitled, “The Merger—Bay Banks’ Reasons for the Merger; Recommendation of the Bay Banks Board,” beginning on page 53.

Virginia BanCorp Board Recommendations (see page 61)

After careful consideration, the Virginia BanCorp Board unanimously recommends that Virginia BanCorp shareholders vote “FOR” the Virginia BanCorp merger proposal and “FOR” the Virginia BanCorp adjournment proposal.

For a more complete description of Virginia BanCorp’s reasons for the merger and the recommendation of the Virginia BanCorp Board, please see the section entitled, “The Merger—Virginia BanCorp’s Reasons for the Merger; Recommendation of the Virginia BanCorp Board,” beginning on page 61.

Opinion of Bay Banks’ Financial Advisor (see page 54 and Appendix B)

At the November 2, 2016 meeting of the Bay Banks Board, representatives of FIG Partners, LLC (“FIG Partners”) rendered FIG Partners’ opinion to the Bay Banks Board, of the fairness of the Exchange Ratio, from a financial point of view, to the holders of Bay Banks’ outstanding common stock, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of FIG Partners, dated November 2, 2016, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Appendix B to this joint proxy statement/prospectus. FIG Partners provided its opinion for the information and assistance of the Bay Banks Board (solely in each director’s capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the Exchange Ratio was fair, from a financial point of view, to the holders of Bay Bank’s common stock. The opinion of FIG Partners did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The FIG Partners opinion does not constitute a recommendation to the Bay Banks Board or any holder of Bay Banks common stock as to how the Bay Banks Board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.

For further information, please see the section entitled, “The Merger—Opinion of Bay Banks’ Financial Advisor,” beginning on page 54.

Opinion of Virginia BanCorp’s Financial Advisor (see page 63 and Appendix C)

On November 2, 2016, Performance Trust Capital Partners, LLC (“PTCP”) rendered to the Virginia BanCorp Board its written opinion with respect to the fairness, from a financial point of view, to the holders of Virginia BanCorp common stock, as of November 2, 2016, of the merger consideration pursuant to the merger agreement. PTCP’s opinion was directed to the Virginia BanCorp Board and only addressed the fairness, from a financial point of view, to the holders of Virginia BanCorp common stock, of the merger consideration and did not address any other aspect or implication of the merger. The references to PTCP’s opinion in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of PTCP’s written opinion, which is included as Appendix C to this joint proxy statement/prospectus and PTCP’s opinion sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by PTCP in preparing its opinion. However, neither PTCP’s opinion, nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to the Virginia BanCorp Board or any shareholder of Virginia BanCorp as to how to act or vote with respect to any matter relating to the merger agreement or otherwise. PTCP’s opinion was furnished for the use and benefit of the Virginia BanCorp Board (in its capacity as such) in connection with its evaluation of the merger. See “The Merger—Opinion of Virginia BanCorp’s Financial Advisor” beginning on page 63.

Interests of Virginia BanCorp Directors and Officers in the Merger (see page 70)

In addition to the receipt of merger consideration on the same terms as all other Virginia BanCorp shareholders, Virginia BanCorp’s directors will continue service on the Bay Banks Board and/or the Bank of Lancaster Board and certain of Virginia BanCorp’s officers will serve in executive or senior officer positions at Bay Banks pursuant to new employment agreements with Bay Banks effective upon completion of the merger.

The Virginia BanCorp Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation on the Virginia BanCorp merger proposal. These interests are discussed in more detail in the section entitled, “The Merger—Virginia BanCorp’s Directors and Officers Have Financial Interests in the Merger,” beginning on page 70.

Material U.S. Federal Income Tax Consequences of the Merger (see page 76)

The merger qualifies as a tax-free “reorganization” within the meaning of Section 368 of the Code. Accordingly, holders of Virginia BanCorp common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Virginia BanCorp common stock for shares of Bay Banks common stock in the merger, except to the extent of cash received, including any cash received in lieu of fractional shares.

Furthermore, the holders of Virginia BanCorp common stock will have basis in Bay Banks common stock received equal to the basis of Virginia BanCorp common shares for which it was exchanged, adjusted for cash received or gain recognized. The holding period of Bay Banks common stock received in exchange for shares of Virginia BanCorp common stock will include the holding period of the Virginia BanCorp common stock for which it is exchanged.

The U.S. federal income tax consequences described above may not apply to all Virginia BanCorp shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

For further information, please see the section entitled, “The Merger—Material United States Federal Income Tax Consequences,” beginning on page 76.

Appraisal Rights (see page 73 and Appendix D)

Each Virginia BanCorp shareholder has the right to assert appraisal rights with respect to the merger and demand in writing that he or she be paid the fair value of the shares of his or her Virginia BanCorp common stock under the applicable provisions of Virginia law following the consummation of the merger. There are specific requirements that shareholders must follow to assert and perfect their appraisal rights.

A copy of the applicable Virginia statutory provisions is included in the joint proxy statement/prospectus as Appendix D, and a description of the procedures to demand and perfect appraisal rights is included in the section entitled, “The Merger—Appraisal Rights,” beginning on page 73.

Accounting Treatment (see page 75)

The merger will be accounted for under the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States of America.

Regulatory Approvals (see page 75)

The merger and the bank merger require various approvals or waivers from bank regulatory authorities, including the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Virginia Bureau of Financial Institutions. Bay Banks and Virginia BanCorp have made applications and other filings for these purposes and, as of the date of this joint proxy statement/prospectus, have not yet received the required regulatory approvals. Approval of the regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to either Bay Banks or Virginia BanCorp shareholders.

For a more complete description of the regulatory approvals, please see the section entitled, “The Merger—Regulatory Approvals Required for the Merger,” beginning on page 75.

Conditions to Complete the Merger (see page 85)

The respective obligations of Bay Banks and Virginia BanCorp to effect the merger are subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions:

•	the approval of the merger by the requisite affirmative vote of the shareholders of Bay Banks and Virginia BanCorp;

•	the receipt of all regulatory approvals required to consummate the transactions contemplated in the merger agreement;

•	no government authority of competent jurisdiction having issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) prohibiting the merger; and

•	the registration statement of which this joint proxy statement/prospectus is a part with respect to Bay Banks common stock to be issued in the merger shall have become effective and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

The obligation of each of Bay Banks and Virginia BanCorp to effect the merger is subject to the satisfaction or waiver by Bay Banks or Virginia BanCorp, as applicable, prior to the Effective Time of each of the following additional conditions:

•	the representations and warranties of the other party to the merger agreement set forth in the merger agreement must be true and correct as of the date of the merger agreement and as of the Effective Date, and the other party must have delivered to Bay Banks or Virginia BanCorp, as applicable, a certificate to such effect signed by such party’s Chief Executive Officer;

•	the other party to the merger agreement must have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the Effective Time, and must have delivered to Bay Banks or Virginia BanCorp, as applicable, a certificate to such effect signed by such party’s Chief Executive Officer;

•	Bay Banks or Virginia BanCorp, as applicable, must have received the opinion of its counsel, to the effect that the merger will be treated as a reorganization within the meaning of Section 368 of the Code;

•	Bay Banks or Virginia BanCorp, as applicable, must have received support agreements executed by each member of the board of directors of Virginia BanCorp and Virginia Commonwealth Bank, or Bay Banks and Bank of Lancaster, as applicable; and

•	Bay Banks or Virginia BanCorp, as applicable, must have received noncompetition agreements executed by each member of the board of directors of Virginia BanCorp and Virginia Commonwealth Bank, or Bay Banks and Bank of Lancaster, as applicable.

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

No Solicitation (see page 84)

Bay Banks and Virginia BanCorp have agreed to a number of limitations with respect to soliciting, negotiating and discussing acquisition proposals involving other potential transactions and certain related matters. The merger agreement does not, however, prohibit Bay Banks or Virginia BanCorp from considering an unsolicited bona fide transaction proposal from a third party if certain specified conditions are met.

Termination of the Merger Agreement (see page 86)

The merger agreement can be terminated, and the merger may be abandoned:

•	by the mutual consent of Bay Banks and Virginia BanCorp;

•	by Bay Banks or Virginia BanCorp, at any time prior to the Effective Time, if the other has breached any of its representations, warranties, covenants or other agreements contained in the merger agreement, provided that such breach or failure cannot be or has not been cured within 30 days of receipt of written notice thereof;

•	by Bay Banks or Virginia BanCorp, at any time prior to the Effective Time, if the merger does not occur on or before September 30, 2017, provided, that the failure to consummate the merger did not arise out of or result from the knowing action or inaction of the party seeking to terminate;

•	by Virginia BanCorp if the conditions to Virginia BanCorp’s obligations have not been satisfied by Bay Banks within five business days after the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by Bay Banks within 30 days after the giving of written notice of such failure) and have not been waived by Virginia BanCorp;

•	by Bay Banks if the conditions to Bay Banks’ obligations have not been satisfied by Virginia BanCorp within five business days after the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by Virginia BanCorp within 30 days after the giving of written notice of such failure) and have not been waived by Bay Banks;

•	by Bay Banks or Virginia BanCorp if the approval of any governmental authority required for consummation of the merger and the other transactions contemplated in the merger agreement shall have been denied by final nonappealable action of such governmental authority;

•	by Bay Banks or Virginia BanCorp if any shareholder approval required by the merger agreement is not obtained at the Bay Banks special meeting (or any adjournment thereof) or the Virginia BanCorp special meeting (or any adjournment thereof);

•	by Virginia BanCorp, at any time prior to the Bay Banks special meeting, if the Bay Banks Board fails to recommend that the Bay Banks shareholders approve and adopt the merger agreement, withdraws such recommendation, or modifies or changes such recommendation in a manner reasonably likely to lead to the Bay Banks shareholders not approving the merger at the Bay Banks special meeting;

•	by Bay Banks, at any time prior to the Virginia BanCorp special meeting, if the Virginia BanCorp Board fails to recommend that the Virginia BanCorp shareholders approve and adopt the merger agreement, withdraws such recommendation, or modifies or changes such recommendation in a manner reasonably likely to lead to the Virginia BanCorp shareholders not approving the merger at the Virginia BanCorp special meeting; or

•	by Bay Banks or Virginia BanCorp prior to receipt of the approval of the merger by the shareholders of the other party, in order to enter into an agreement with respect to a Superior Proposal (as such term is defined in the merger agreement); provided, however, that (i) the merger agreement can only be terminated after the fifth business day following the other party’s receipt of written notice from the terminating party that it is prepared to enter into an agreement with respect to a Superior Proposal, and only if, during such five business day period, the other party does not make an offer to the terminating party that the terminating party’s board of directors determines is at least as favorable as the Superior Proposal, and (ii) the party terminating the merger agreement has paid the termination fee and expense reimbursement (as discussed below).

Termination Fees (see page 86)

Bay Banks or Virginia BanCorp, as applicable, must pay the other party a termination fee of $1,100,000, plus an expense reimbursement not to exceed $250,000 if:

•	Bay Banks or Virginia BanCorp, as applicable, terminates the merger agreement to enter into an agreement with respect to a Superior Proposal; or

•	Bay Banks or Virginia BanCorp, as applicable, terminates the merger agreement prior to the special meeting of the other party, because the other party’s board of directors failed to make its recommendation regarding approval of the merger agreement, withdrew such recommendation or modified or changed such recommendation in a manner reasonably likely to lead to the other party’s shareholders, as applicable, not approving the merger at the other party’s special meeting, and prior to the date that is 12 months after such termination, the other party or any of its subsidiaries, enters into an Acquisition Agreement or any Acquisition Proposal is consummated (as such terms are defined in the merger agreement).

Bay Banks Special Meeting (see page 39)

The Bay Banks special meeting is scheduled to take place on March 15, 2017 at 5:00 p.m., local time, at the main office of Bank of Lancaster, 100 South Main Street, Kilmarnock, Virginia 22482. At the special meeting, Bay Banks shareholders will be asked to vote on:

•	the Bay Banks merger proposal;

•	the Bay Banks amendment proposal; and

•	the Bay Banks adjournment proposal.

Holders of Bay Banks common stock as of the close of business on January 20, 2017, are entitled to notice of and to vote at the Bay Banks special meeting. As of the record date, there were 4,774,856 shares of Bay Banks common stock outstanding and entitled to vote held by approximately 587 holders of record. Each Bay Banks shareholder can cast one vote for each share of Bay Banks common stock owned on the record date.

As of the record date, directors and executive officers of Bay Banks and their affiliates beneficially owned 539,088 shares of Bay Banks common stock, representing approximately 11.08% of the aggregate voting power of Bay Banks shares entitled to vote at the Bay Banks special meeting.

Each director of Bay Banks and Bank of Lancaster has entered into a separate support agreement with Bay Banks and Virginia BanCorp. The support agreements provide, among other things, that each director will, in such director’s capacity as a shareholder of Bay Banks, and not in his or her role as a director, vote in favor of the merger, not transfer any shares currently owned, and not authorize or induce any person to solicit from any third party any inquiries or proposals relating to the merger. As of the record date, 408,908 shares, representing approximately 8.56% of the aggregate voting power of Bay Banks shares entitled to vote at the Bay Banks special meeting, were subject to a support agreement.

Virginia BanCorp Special Meeting (see page 44)

The Virginia BanCorp special meeting is scheduled to take place on March 15, 2017 at 2:00 p.m., local time, at Virginia BanCorp’s headquarters, 1965 Wakefield Street, Petersburg, Virginia 23805. At the special meeting, Virginia BanCorp shareholders will be asked to vote on:

•	the Virginia BanCorp merger proposal; and

•	the Virginia BanCorp adjournment proposal.

Holders of Virginia BanCorp common stock as of the close of business on January 20, 2017, are entitled to notice of and to vote at the Virginia BanCorp special meeting. As of the record date, there were 3,893,376 shares of Virginia BanCorp common stock outstanding and entitled to vote held by approximately 384 holders of record. Each Virginia BanCorp shareholder can cast one vote for each share of Virginia BanCorp common stock owned on the record date.

As of the record date, directors and executive officers of Virginia BanCorp and their affiliates beneficially owned 742,849 shares of Virginia BanCorp common stock, representing approximately 19.1% of the aggregate voting power of Virginia BanCorp shares entitled to vote at the Virginia BanCorp special meeting.

Each director of Virginia BanCorp and Virginia Commonwealth Bank has entered into a separate support agreement with Bay Banks and Virginia BanCorp. The support agreements provide, among other things, that each director will, in such director’s capacity as a shareholder of Virginia BanCorp, and not in his or her role as a director, vote in favor of the merger, not transfer any shares currently owned, and not authorize or induce any person to solicit from any third party any inquiries or proposals relating to the merger. As of the record date, 611,262 shares, representing approximately 15.7% of the aggregate voting power of Virginia BanCorp shares entitled to vote at the Virginia BanCorp special meeting, were subject to a support agreement.

Required Shareholder Votes (see pages 39 and 44)

Approval of the Bay Banks merger proposal requires the affirmative vote of at least sixty percent (60%) of the shares of Bay Banks’ outstanding common stock entitled to vote at the special meeting as of the close of business on January 20, 2017, the record date for the Bay Banks special meeting. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Bay Banks merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Bay Banks amendment proposal requires the affirmative vote of at least sixty percent (60%) of the shares of Bay Banks’ outstanding common stock entitled to vote on the amendment as of the close of business on January 20, 2017, the record date for the Bay Banks special meeting. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Bay Banks amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Bay Banks adjournment proposal requires the affirmative vote of at least sixty percent (60%) of the shares represented at the Bay Banks special meeting, whether or not a quorum is present. If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting or (2) fail to instruct your bank or broker how to vote with respect to the Bay Banks adjournment proposal, it will have no effect on the outcome of the proposal. If you mark “ABSTAIN” on your proxy, if will have the same effect as a vote “AGAINST” the proposal.

Approval of the Virginia BanCorp merger proposal requires the affirmative vote of more than two-thirds of the outstanding shares of Virginia BanCorp common stock entitled to vote on the merger as of the close of business on January 20, 2017, the record date for the Virginia BanCorp special meeting. If you (1) fail to submit a proxy or vote in person at the Virginia BanCorp special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Virginia BanCorp merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Virginia BanCorp adjournment proposal requires the affirmative vote of a majority of the votes cast on the proposal. If you (1) fail to submit a proxy or vote in person at the Virginia BanCorp special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Virginia BanCorp adjournment proposal, it will have no effect on the outcome of the proposal.

No Restrictions on Resale (see page 76)

All shares of Bay Banks common stock received by Virginia BanCorp shareholders in the merger will be freely tradable, except that shares of Bay Banks received by persons who are or become affiliates of Bay Banks for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

Comparative Rights of Shareholders (see page 173)

The rights of Virginia BanCorp shareholders who continue as Bay Banks shareholders after the merger will be governed by Virginia law and the articles of incorporation and bylaws of Bay Banks, which are different from Virginia BanCorp’s articles of incorporation and bylaws.

For more information, please see the section entitled, “Comparison of Shareholders’ Rights,” beginning on page 173.

Risk Factors (see page 25)

Before voting at the Bay Banks special meeting or the Virginia BanCorp special meeting, you should carefully consider all of the information contained in this joint proxy statement/prospectus, including the risk factors set forth in the section entitled, “Risk Factors,” beginning on page 25.

Recent Financial Developments

Bay Banks. For the three months ended December 31, 2016, net income available to common shareholders for Bay Banks was $571 thousand or $0.12 per diluted common share, compared to a loss of ($590) thousand or ($0.12) per diluted common share for the same period in 2015. For the year ended December 31, 2016, net income available to common shareholders for Bay Banks was $2.5 million or $0.53 per diluted common share, compared to $366 thousand or $0.08 per diluted common share for 2015. At December 31, 2016, Bay Banks had total assets of $486.7 million, net loans of $381.5 million and total deposits of $381.7 million.

Virginia BanCorp. For the three months ended December 31, 2016, net income available to common shareholders for Virginia BanCorp was $315 thousand or $0.08 per diluted common share (inclusive of merger related expenses incurred during the period), compared to $1.064 million or $0.28 per diluted common share for the same period in 2015. For the year ended December 31, 2016, net income available to common shareholders for Virginia BanCorp was $1.838 million or $0.48 per diluted common share, compared to $2.106 million or $0.54 per diluted common share for 2015. At December 31, 2016, Virginia BanCorp had total assets of $320.1 million, net loans of $264.1 million and total deposits of $258.8 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BAY BANKS

The following table sets forth certain of Bay Banks’ consolidated financial data as of the end of and for each of the years in the five-year period ended December 31, 2015 and as of and for the nine months ended September 30, 2016 and 2015. The historical consolidated financial information as of the end of and for each of the years in the five-year period ended December 31, 2015, is derived from Bay Banks’ audited consolidated financial statements. The consolidated financial information as of and for the nine-month periods ended September 30, 2016 and 2015 is derived from Bay Banks’ unaudited consolidated financial statements. In Bay Banks’ opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the nine months ended September 30, 2016 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ended December 31, 2016.

The selected historical financial data below is only a summary and should be read in conjunction with Bay Banks’ consolidated financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus.

	As of and for the Nine Months ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousand, except per share amounts)	2016	2015	2015	2014	2013	2012	2011
	(unaudited)	(unaudited)
Operations:
Net interest income	$10,641	$9,783	$13,219	$11,935	$10,614	$10,454	$10,323
Provision for loan losses	407	354	1,597	611	776	1,895	495
Noninterest income	3,280	2,575	3,359	3,681	4,726	4,492	2,965
Noninterest expense	10,881	10,846	14,802	12,618	12,943	12,143	12,467
Tax expense (benefit)	669	202	(187)	557	399	210	(24)

Net income	$1,964	$956	$366	$1,830	$1,222	$698	$350

Share Data:
Basic income per share	$0.41	$0.20	$0.08	$0.38	$0.25	$0.27	$0.13
Diluted income per share	0.41	0.20	0.08	0.38	0.25	0.27	0.13
Cash dividends per common share	—	—	—	—	—	—	—
Book value per share	8.79	8.39	8.29	8.14	7.71	7.60	10.73
Tangible book value per share (non-GAAP)(1)	8.32	7.91	7.81	7.68	7.24	7.22	10.02
Weighted average common shares:
Basic	4,774,856	4,797,405	4,791,722	4,818,377	4,816,859	2,610,856	2,607,034
Diluted	4,793,147	4,811,129	4,805,318	4,829,581	4,819,343	2,612,787	2,607,097

Balance Sheet:
Assets	$468,274	$429,966	$456,296	$390,486	$331,135	$334,798	$315,212
Loans, net of allowance	364,822	329,231	343,323	295,242	247,912	235,746	233,501
Allowance for loan losses	3,741	3,374	4,223	3,205	2,925	3,094	3,189
Deposits	377,975	339,384	359,858	307,585	268,346	275,175	265,518
Total liabilities	426,326	389,908	416,727	351,248	293,999	298,213	287,197
Total stockholders’ equity(2)	41,948	40,058	39,569	39,238	37,136	36,585	28,015

Profitability Measures:
Return on average assets	0.57%	0.31%	0.09%	0.53%	0.37%	0.22%	0.11%
Return on average equity	6.44%	3.23%	0.92%	4.76%	3.32%	2.16%	1.26%
Net interest margin	3.39%	3.49%	3.48%	3.85%	3.53%	3.61%	3.46%
Yield on earning assets	4.22%	4.25%	4.26%	4.54%	4.46%	4.78%	4.85%
Cost of funds	0.85%	0.78%	0.81%	0.72%	0.96%	1.18%	1.41%
Efficiency ratio	78.16%	87.77%	89.29%	80.80%	84.37%	81.25%	93.82%

	As of and for the Nine Months ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousand, except per share amounts)	2016	2015	2015	2014	2013	2012	2011
	(unaudited)	(unaudited)

Capital Ratios:
Total equity to assets	8.96%	9.32%	8.67%	10.05%	11.21%	10.93%	8.89%
Tier 1 leverage ratio	8.60%	9.16%	8.84%	10.35%	10.93%	10.93%	7.97%

Asset Quality:
Nonperforming assets to total assets	1.67%	1.44%	1.82%	1.22%	2.01%	2.69%	2.46%
Net charge-offs to average loans	0.25%	0.08%	0.18%	0.12%	0.39%	0.83%	0.22%
Allowance for loan losses to loans	1.02%	1.01%	1.22%	1.07%	1.17%	1.29%	1.35%
Classified assets to Tier 1 capital plus allowance for loan losses	27.34%	20.20%	25.80%	21.72%	29.57%	37.54%	52.92%

(1)	Tangible book value per share, a non-GAAP financial measure, is total stockholders’ equity less intangible assets, net of related deferred tax, divided by the total number of shares outstanding. Bay Banks’ management believes that tangible book value per share is among the capital measures considered by investors to evaluate Bay Banks’ financial condition and, therefore, this information is useful to both management and investors. This non-GAAP measure should not be considered in isolation or as a substitute for comparable measures calculated in accordance with GAAP.
(2)	In 2012, Bay Banks raised $9.35 million gross in a private placement of 2,200,000 shares of its common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VIRGINIA BANCORP

The following table sets forth certain of Virginia BanCorp’s consolidated financial data as of the end of and for each of the years in the five-year period ended December 31, 2015 and as of and for the nine months ended September 30, 2016 and 2015. The historical consolidated financial information as of the end of and for each of the years in the five-year period ended December 31, 2015, is derived from Virginia BanCorp’s audited consolidated financial statements. The consolidated financial information as of and for the nine-month periods ended September 30, 2016 and 2015 is derived from Virginia BanCorp’s unaudited consolidated financial statements. In Virginia BanCorp’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the nine months ended September 30, 2016 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ended December 31, 2016.

The selected historical financial data below is only a summary and should be read in conjunction with Virginia BanCorp’s consolidated financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus.

	As of and for the Nine Months ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousand, except per share amounts)	2016	2015	2015	2014	2013	2012	2011
	(unaudited)	(unaudited)
Operations:
Net interest income	$7,905	$6,931	$9,485	$8,837	$8,083	$9,801	$7,736
Provision for (recovery of) loan losses	375	180	(800)	(530)	25	275	4,050
Noninterest income	516	472	608	547	723	1,585	1,522
Noninterest expense	5,838	5,681	7,760	7,942	7,565	8,446	10,271
Income tax expense (benefit)	685	500	1,027	(3,174)	387	(301)	3,600

Net income (loss)	$1,523	$1,042	$2,106	$5,146	$829	$2,966	$(8,663)

Share Data:
Earnings (loss) per share—basic	$0.40	$0.27	$0.54	$1.32	$0.21	$0.76	$(2.22)
Earnings (loss) per share—diluted	0.40	0.27	0.54	1.32	0.21	0.76	(2.22)
Cash dividends per common share	0.07	0.05	0.05	0.035	—	—	—
Book value per share	9.18	8.49	8.71	8.13	6.48	7.05	6.17
Weighted average common shares:
Basic	3,808,036	3,882,935	3,877,316	3,907,316	3,915,248	3,908,614	3,910,728
Diluted	3,808,036	3,882,935	3,877,316	3,907,316	3,915,248	3,908,614	3,910,728

Balance Sheet:
Total assets	$325,124	$302,910	$325,756	$282,151	$245,672	$274,104	$285,630
Total loans	261,185	230,220	247,318	183,307	137,384	128,275	162,460
Allowance for loan losses	3,069	4,145	3,208	3,780	4,363	5,114	5,955
Total deposits	254,658	235,972	237,801	218,911	219,160	245,454	260,424
Total liabilities	289,402	269,353	291,851	250,010	220,035	246,234	261,238
Total stockholders’ equity	35,722	33,557	33,905	32,141	25,637	27,870	24,392

Profitability Measures:
Return on average assets(1)	0.62%	0.48%	0.71%	1.94%	0.32%	1.06%	(2.87)%
Return on average equity(1)	5.84%	4.23%	6.36%	17.81%	3.10%	11.35%	(30.90)%
Net interest margin	3.41%	3.32%	3.34%	3.51%	3.16%	3.51%	2.56%
Yield on earning assets	3.96%	3.82%	3.85%	3.94%	3.71%	4.37%	3.95%
Cost of funds	0.62%	0.58%	0.58%	0.50%	0.64%	0.93%	1.52%
Efficiency ratio(2)	69.32%	76.74%	76.88%	84.65%	85.91%	74.18%	110.94%

	As of and for the Nine Months ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousand, except per share amounts)	2016	2015	2015	2014	2013	2012	2011
	(unaudited)	(unaudited)

Capital Ratios:
Total equity to assets	10.99%	11.08%	10.41%	11.39%	10.44%	10.17%	8.54%
Leverage ratio	10.39%	10.57%	10.54%	11.67%	11.08%	9.78%	8.16%

Asset Quality:
Nonperforming assets to total assets(3)	1.55%	1.97%	1.75%	1.98%	2.71%	4.28%	8.14%
Net charge-offs to average loans	0.20%	(0.09)%	(0.11)%	0.03%	0.60%	0.78%	5.28%
Allowance for loan losses to total loans	1.18%	1.80%	1.30%	2.06%	3.18%	3.99%	3.67%
Classified assets to Tier 1 capital plus allowance for loan losses	13.64%	16.50%	15.96%	16.39%	20.44%	36.24%	76.72%

(1)	Annualized for interim periods.
(2)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.
(3)	Non-performing assets consist of non-accrual loans, loans 90 day or more past due and still accruing interest and foreclosed properties.

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following pro forma information has been derived from and should be read in conjunction with Bay Banks’ and Virginia BanCorp’s consolidated financial statements for the nine-month period ended September 30, 2016 and the year ended December 31, 2015, included elsewhere in this joint proxy statement/prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the section entitled, “Unaudited Pro Forma Combined Condensed Consolidated Financial Information,” beginning on page 89 and the other financial information contained elsewhere in this joint proxy statement/prospectus.

	As of and For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015
Pro Forma Statement of Operations Information
Total interest income	$22,953	$28,064
Total interest expense	3,793	4,080
Net interest income	19,160	23,984
Provision for loan losses	782	797
Non-interest income	3,796	3,967
Non-interest expense	17,154	23,213
Income before income tax expense	5,020	3,941
Income tax expense	1,415	1,054
Net income	3,605	2,887

Common Share Data
Basic earnings per share	$0.39	$0.31
Diluted earnings per share	0.39	0.31

Consolidated Balance Sheet
Investment securities	$76,518	$107,851
Loans receivable, net	620,285	584,780
Total assets	792,588	781,242
Deposits	633,415	598,441
Common shareholders’ equity	76,080	71,884

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table shows per common share data regarding basic and diluted net income, book value and cash dividends declared per share for (1) Bay Banks and Virginia BanCorp on a historical basis, (2) the combined company after giving effect to the merger and (3) Virginia BanCorp on a pro forma equivalent basis. The pro forma basic and diluted net income per share information was computed as if the merger had been completed on January 1, 2015. The pro forma book value per share information was computed as if the merger had been completed on September 30, 2016.

The following pro forma information has been derived from and should be read in conjunction with Bay Banks’ and Virginia BanCorp’s consolidated financial statements for the nine-month period ended September 30, 2016, and the year ended December 31, 2015, included elsewhere in this joint proxy statement/prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the net income per share, book value per share, operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future net income per share, book value per share, operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of Bay Banks as the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the section entitled, “Unaudited Pro Forma Combined Condensed Consolidated Financial Information,” beginning on page 89 and the other financial information contained elsewhere in this joint proxy statement/prospectus.

	As of and For the Nine Months Ended September 30, 2016	As of and For the Year Ended December 31, 2015
Bay Banks Historical
Net income per common share (basic and diluted)	$0.41	$0.08
Book value per common share	8.79	8.29
Cash dividends declared per share	—	—
Virginia BanCorp Historical
Net income per common share (basic and diluted)	$0.40	$0.54
Book value per common share	9.18	8.71
Cash dividends declared per share	0.07	0.05
Pro Forma Combined
Net income per common share (basic)	$0.39	$0.31
Net income per common share (diluted)	0.39	0.31
Book value per common share	8.13	7.68
Cash dividends declared per share	—	—
Pro Forma Virginia BanCorp Equivalent(1)
Net income per common share (basic)	$0.46	$0.37
Net income per common share (diluted)	0.46	0.37
Book value per common share	9.57	9.05
Cash dividends declared per share	—	—

(1)	Virginia BanCorp shareholders will receive 1.178 shares of Bay Banks common stock for each share of Virginia BanCorp common stock.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Bay Banks common stock is quoted on the OTC Markets Group’s OTCQB tier under the symbol “BAYK” and transactions generally involve a small number of shares. As of January 20, 2017, there were 4,774,856 shares of Bay Banks common stock outstanding held by 587 holders of record. The closing price of Bay Banks common stock on November 2, 2016, the last trading day before the public announcement of the signing of the merger agreement, and on January 27, 2017, the latest practicable date before the date of this joint proxy statement/prospectus, was $6.89 and $8.00, respectively.

There is no established public trading market for Virginia BanCorp common stock, which shares have traded only infrequently in private transactions. As of January 20, 2017, there were 3,893,376 shares of Virginia BanCorp common stock outstanding held by approximately 384 holders of record. The most recent trade of Virginia BanCorp common stock known to management that occurred on or before November 2, 2016, the last trading day before the public announcement of the signing of the merger agreement, and after such date up to and including January 27, 2017, the latest practicable date before the date of this joint proxy statement/prospectus, occurred at a price of $5.85.

The actual market price for Bay Banks common stock may change. Because the Exchange Ratio is fixed, the number of shares that Virginia BanCorp shareholders receive in the merger will not change. The value of those shares, however, may change following completion of the merger based on the trading price of Bay Banks common stock. After the completion of the merger, there will be no further trading in Virginia BanCorp common stock.

The table below sets forth, for the calendar quarters indicated, the high and low closing prices per share of Bay Banks common stock. Because there is no established public trading market for shares of Virginia BanCorp common stock, no reliable information is available as to trades of shares of Virginia BanCorp common stock or as to the prices at which such shares have traded. Virginia BanCorp’s management has reviewed the limited information available as to the number of shares of Virginia BanCorp common stock sold and ranges at which such shares have sold. Based on such information, there were 1,603 shares traded in three transactions during 2015, 6,146 shares traded in two transactions during 2016 (no price information is available for the 2016 transactions) and no shares traded during 2017. The following table also sets forth, for the periods indicated, the dividends declared per share of Virginia BanCorp common stock. Bay Banks did not declare dividends on its common stock for the periods indicated in the following table.

The following data regarding shares is provided for information purposes only and should not be viewed as indicative of the actual or market value of shares of Bay Banks common stock or Virginia BanCorp common stock.

	Bay Banks Common Stock			Virginia BanCorp Common Stock
	High	Low	Dividends	High	Low	Dividends
2015
First quarter	$6.00	$5.32	$—	$—	$—	$0.05
Second quarter	6.15	5.70	—	—	—	—
Third quarter	5.85	5.61	—	—	—	—
Fourth quarter	5.97	5.50	—	5.85	5.00	—
2016
First quarter	5.95	5.61	—	—	—	0.07
Second quarter	6.10	5.61	—	—	—	—
Third quarter	6.15	5.92	—	—	—	—
Fourth quarter	7.75	6.06	—	—	—	—
2017
First quarter (through January 27, 2017)	8.20	7.66	—	—	—	0.07

The following table sets forth the closing sale prices per share of Bay Banks common stock as reported on the OTC Markets Group’s OTCQB tier on or before November 2, 2016, the last full practicable trading day before we announced the signing of the merger agreement, and on January 27, 2017, the last full practicable trading day before the date of this joint proxy statement/prospectus. The table also sets forth, to the knowledge of Virginia BanCorp, the sales price of the latest sale of Virginia BanCorp common stock that occurred on or before November 2, 2016 and after such date up to and including January 27, 2017. The following table also includes the equivalent price per share of Virginia BanCorp common stock on those dates. The equivalent per share price reflects the value on each date of the Bay Banks common stock that would have been received by Virginia BanCorp shareholders if the merger had been completed on those dates, based on the exchange ratio of 1.178 shares of Bay Banks common stock for each share of Virginia BanCorp common stock and the closing sales prices of Bay Banks’ common stock.

	Bay Banks Common Stock	Virginia BanCorp Common Stock	Equivalent Market Value per Share of Virginia BanCorp
November 2, 2016	$6.89	$5.85	$8.12
January 27, 2017	8.00	5.85	9.42

You are advised to obtain current market quotations for Bay Banks common stock. The market price of Bay Banks common stock at the Effective Date or at the time former shareholders of Virginia BanCorp receive certificates evidencing shares of Bay Banks common stock after the merger is completed may be higher or lower than the market price at the time the merger agreement was executed, at the date of mailing of this joint proxy statement/prospectus or at the time of the special meetings.

Bay Banks has paid no dividends on its common stock since 2010, when it paid a 2-for-25 share stock dividend. The Bay Banks Board determines the type, amount and timing of future dividends, if any. In making its decisions regarding the payment of dividends on Bay Banks’ common stock, the Bay Banks Board considers operating results, financial condition, capital adequacy, regulatory requirements, shareholder return, and other factors.

Virginia BanCorp has paid an annual cash dividend on its common stock for the last three fiscal years. The final determination of the timing, amount and payment of any such dividend on Virginia BanCorp common stock will be at the discretion of its board of directors and will depend upon the earnings of Virginia BanCorp and its subsidiary bank, the financial condition of Virginia BanCorp and other factors, including general economic conditions and applicable governmental regulations and policies.

Bay Banks and Virginia BanCorp are legal entities separate and distinct from their subsidiaries, and their revenues depend primarily on the payment of dividends from their subsidiaries. There are various legal limitations applicable to the payment of dividends by Bank of Lancaster to Bay Banks and Virginia Commonwealth Bank to Virginia BanCorp, respectively, and to the payment of dividends by each of Bay Banks and Virginia BanCorp to its shareholders. Bank of Lancaster and Virginia Commonwealth Bank are subject to various statutory restrictions on their ability to pay dividends to Bay Banks and Virginia BanCorp, respectively. Under current regulations, prior approval from the Federal Reserve is required if cash dividends declared in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends also may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit any of Bank of Lancaster, Bay Banks, Virginia Commonwealth Bank or Virginia BanCorp from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending on the financial condition of the banking organization, could be deemed to constitute such an unsafe or unsound practice.

Under the Federal Deposit Insurance Act (“FDIA”), insured depository institutions such as Bank of Lancaster and Virginia Commonwealth Bank, are prohibited from making capital distributions, including the payment of dividends, if, after making such distributions, the institution would become “undercapitalized” (as such term is used in the statute). Based on Bank of Lancaster’s and Virginia Commonwealth Bank’s current financial condition, Bay Banks and Virginia BanCorp do not expect this provision will have any impact on either’s ability to receive dividends from its subsidiary bank. Bay Banks’ non-bank subsidiary, Bay Trust Company, may pay dividends to Bay Banks on a non-regulated basis.

RISK FACTORS

The merger, including the issuance of Bay Banks common stock and the other transactions contemplated by the merger agreement, involves significant risks. Bay Banks shareholders and Virginia BanCorp shareholders should carefully read and consider the following factors in deciding whether to vote for the Bay Banks merger proposal or Virginia BanCorp merger proposal, as applicable.

Risks Related to the Merger

Because the market price of Bay Banks common stock will fluctuate, Virginia BanCorp shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each share of Virginia BanCorp common stock will be converted into the right to receive 1.178 shares of Bay Banks common stock. The market value of the merger consideration will vary from the closing price of Bay Banks common stock on the date Bay Banks and Virginia BanCorp announced the merger, on the date that this joint proxy statement/prospectus is mailed to Virginia BanCorp shareholders, on the date of the special meeting of the Virginia BanCorp shareholders and on the date the merger is completed and thereafter. Any change in the market price of Bay Banks common stock prior to the completion of the merger will affect the market value of the merger consideration that Virginia BanCorp shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of shares of Bay Banks common stock. Stock price changes may result from a variety of factors that are beyond the control of Bay Banks and Virginia BanCorp, including, but not limited to, general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the Virginia BanCorp special meeting, Virginia BanCorp shareholders will not know the precise market value of the consideration they will receive at the Effective Time of the merger. You should obtain current market quotations for shares of Bay Banks common stock.

Bay Banks may fail to realize the estimated cost savings for the merger.

The success of the merger will depend in part on Bay Banks’ ability to realize the estimated cost savings from combining the businesses of Bay Banks and Virginia BanCorp. Bay Banks’ and Virginia BanCorp’s management originally estimated that cost savings of approximately 14% of combined non-interest expense versus current levels would be realized from the merger. While the companies believe, as of the date of this joint proxy statement/prospectus, that these cost savings estimates are achievable, it is possible that the potential cost savings may be more difficult to achieve than the companies anticipate. The companies’ cost savings estimates also depend on their ability to combine the businesses of Bay Banks and Virginia BanCorp in a manner that permits those cost savings to be realized. The anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining the two banks may be more difficult, costly or time-consuming than expected, or could result in the loss of customers.

Bay Banks and Virginia BanCorp have operated, and, until the completion of the merger, will continue to operate, independently. The success of the merger will depend on a number of factors, including, but not limited to Bay Banks’ ability to:

•	Timely and successfully integrate the operations of Bay Banks and Virginia BanCorp;

•	Retain key employees of Bay Banks and Virginia BanCorp, and retain and attract qualified personnel to, the combined company; and

•	Maintain existing relationships with customers, suppliers and vendors of Bay Banks and Virginia BanCorp.

It is possible that the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement may be completed, various approvals or waivers must be obtained from bank regulatory authorities, including the Federal Reserve and the Virginia Bureau of Financial Institutions.

These regulators may impose conditions on the granting of such approvals or changes to the terms of the merger. Such conditions or changes and the process of obtaining regulatory approvals or waivers could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Bay Banks following the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion or may contain conditions on the completion of the merger that are burdensome, not anticipated or cannot be met. If the necessary governmental approvals or waivers contain such conditions, the business, financial condition and results of operations of Bay Banks may be materially adversely affected.

A significant delay in the completion of the merger could negatively impact Bay Banks and Virginia BanCorp as a combined company.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, among others: (1) approval of the merger agreement by Bay Banks shareholders and Virginia BanCorp shareholders, (2) receipt of all required approvals from bank regulatory authorities and expiration of all applicable waiting periods, (3) absence of any statute, rule, regulation, judgment, decree, injunction or other order prohibiting the completion of the merger and (4) effectiveness of the registration statement of which this joint proxy statement/prospectus is a part.

If these conditions to the completion of the merger are not fulfilled when expected and, accordingly, the completion of the merger is delayed, the diversion of management attention from pursuing other opportunities, the constraints in the merger agreement on the ability to make significant changes to Bay Banks’ and Virginia BanCorp’s ongoing business during the pendency of the merger, the incurrence of additional merger-related expenses, and other market and economic factors could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The fairness opinions of Bay Banks’ and Virginia BanCorp’s financial advisors have not been, and are not expected to be, updated to reflect changes in circumstances between the dates of the opinion and the respective shareholder meetings or the completion of the merger.

The fairness opinions obtained by Bay Banks and Virginia BanCorp were dated November 2, 2016, which is the date the merger agreement was signed, and speak only as of that date. Because neither Bay Banks nor Virginia BanCorp anticipates asking its financial advisor to update its opinion, the opinions will not address the fairness of the Exchange Ratio from a financial point of view at the time the merger is completed or as of any other date other than the date of such opinions. Accordingly, the fairness opinions will not reflect subsequent changes in the operations and prospects of Bay Banks and Virginia BanCorp, general market and economic conditions and other factors that may be beyond the control of Bay Banks and Virginia BanCorp, and upon which the financial advisors’ opinions were based, and that may significantly alter the value of Bay Banks or Virginia BanCorp, the prices of the shares of Bay Banks common stock or Virginia BanCorp common stock, or the value of Bay Banks, as the combined company, by the time the merger is completed.

If the merger is completed, Bay Banks shareholders and Virginia BanCorp shareholders will have less influence on the management and policies of the combined company than they had on Bay Banks or Virginia BanCorp independently before the merger.

After the merger is complete, it is anticipated that approximately 51% of the shares of Bay Banks will be held by former shareholders of Bay Banks and approximately 49% of the shares of Bay Banks will be held by former shareholders of Virginia BanCorp. Consequently, shareholders of Bay Banks and Virginia BanCorp will have less influence on the management and policies of Bay Banks after the merger than they now have on the management and policies of Bay Banks or Virginia BanCorp, respectively. In addition, at the Effective Time, the Bay Banks Board will consist of five current members of the Bay Banks Board and five current members of the Virginia BanCorp Board.

Risks Related to the Business of the Combined Company

An investment in Bay Banks common stock involves certain risks, including those described below. The risks discussed below are substantially similar to those which Bay Banks and Virginia BanCorp currently face as independent companies in the banking industry. Unless otherwise indicated or as the context requires, all references in this section to “we,” “us” and “our” refer to Bay Banks or the Surviving Bank, as appropriate.

Our credit standards and on-going credit assessment processes might not protect us from significant credit losses.

We take credit risk by virtue of making loans and extending loan commitments and letters of credit. We manage credit risk through a program of underwriting standards, the review of certain credit decisions and an ongoing process of assessment of the quality of the credit already extended. Our exposure to credit risk is managed through the use of consistent underwriting standards that emphasize local lending while avoiding highly leveraged transactions as well as excessive industry concentrations. Our credit administration function employs risk management techniques to help ensure that problem loans are promptly identified. While these procedures are designed to provide us with the information needed to implement policy adjustments where necessary and to take appropriate corrective actions, and have proven to be reasonably effective to date, there can be no assurance that such measures will be effective in avoiding future undue credit risk, and credit losses may occur in the future.

Our allowance for loan losses may not be adequate to cover actual losses, which could materially and adversely affect our operating results.

We maintain an allowance for loan losses that we believe is appropriate to provide for any potential losses in our loan portfolio. The amount of this allowance is determined by management through a periodic review and consideration of several factors, including: (i) an ongoing review of the quality, size and diversity of our loan portfolio; (ii) evaluation of nonperforming loans; (iii) historical loan loss experience; and (iv) the amount and quality of collateral, including guarantees, securing the loans.

The amount of future loan losses will be influenced by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in the loan portfolio, we cannot precisely predict such losses or be certain that the loan loss allowance will be adequate in the future. While the risk of nonpayment is inherent in banking, we could experience greater nonpayment levels than we anticipate. Further deterioration in the quality of our loan portfolio could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase further, which could adversely affect our results of operations and financial condition.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of management. Any increase in the amount of the provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results and financial condition.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

Our nonperforming assets adversely affect our net income in various ways. Bay Banks’ nonperforming assets, which include loans past due 90 days or more and still accruing plus nonaccruing loans and other real estate owned (“OREO”), as a percentage of total assets, were $11.1 million, or 2.4% of total assets, as of September 30, 2016, compared to $11.8 million, or 2.6% of total assets, as of December 31, 2015. Virginia BanCorp’s nonperforming assets were $5.0 million, or 1.55% of total assets, as of September 30, 2016, compared to $5.7 million, or 1.75% of total assets, as of December 31, 2015. We do not record interest income on nonaccrual loans, which adversely affects our income and increases credit administration costs. Bay Banks’ nonaccruing loans totaled $4.9 million as of September 30, 2016, compared to $6.4 million as of December 31, 2015. Virginia BanCorp’s nonaccruing loans totaled $1.6 million as of September 30, 2016, compared to $2.6 million as of December 31, 2015.

When we receive collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral less estimated selling costs, which may result in a loss. An increased level of nonperforming assets also increases our risk profile and may impact the capital levels regulators believe are appropriate in light of such risks. We utilize various techniques such as workouts, restructurings and loan sales to manage problem assets. Increases in or negative adjustments in the value of these problem assets, the underlying collateral, or in the borrowers’ performance or financial condition, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities, including generation of new loans. There can be no assurance that we will avoid increases in nonperforming loans in the future.

We have a high concentration of loans secured by real estate, and a downturn in the local real estate market could materially and negatively affect our business.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity lines of credit, consumer and other loans. Many of these loans are secured by real estate (both residential and commercial) located in our market area. As of September 30, 2016, Bay Banks had approximately $368.2 million in loans, of which approximately $328.0 million (89.1%) were secured by real estate, and Virginia BanCorp had approximately $261.2 million in loans, of which approximately $194.7 million (74.5%) were secured by real estate. A major change in the real estate market, such as deterioration in the value of this collateral, or in the local or national economy, could adversely affect our customers’ ability to pay these loans, which in turn could impact us. If there is a decline in real estate values, especially in our market area, the collateral for loans would deteriorate and provide significantly less security. The ability to recover on defaulted loans by selling the real estate collateral could then be diminished and we would be more likely to suffer losses.

We have a significant concentration of credit exposure in commercial real estate, and loans with this type of collateral are viewed as having more risk of default.

As of September 30, 2016, Bay Banks had approximately $74.6 million in loans secured by commercial real estate, representing approximately 20.3% of total loans outstanding at that date. As of September 30, 2016, Virginia BanCorp had approximately $131.5 million in loans secured by commercial real estate, representing approximately 50.3% of total loans outstanding at that date. The real estate consists primarily of non-owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. It may be more difficult for commercial real estate borrowers to repay their loans in a timely manner in the current economic climate, as commercial real estate borrowers’ abilities to repay their loans frequently depends on the successful development of their properties. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition.

Our banking regulators generally give commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on our results of operations.

A portion of our loan portfolio consists of construction and development loans, and a decline in real estate values and economic conditions would adversely affect the value of the collateral securing the loans and have an adverse effect on our financial condition.

At September 30, 2016, approximately 11% of Bay Banks’ loan portfolio, or $41.5 million, and approximately 4% of Virginia BanCorp’s loan portfolio, or $10.4 million, consisted of construction and development loans. Construction financing typically involves a higher degree of credit risk than financing on improved, owner-occupied real estate. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of the property’s value at completion of construction, the marketability of the property, and the bid price and estimated cost (including interest) of construction. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. When lending to builders, the cost of construction breakdown is provided by the builder, as well as supported by the appraisal. Although Bay Banks’ and Virginia BanCorp’s respective underwriting criteria were designed to evaluate and minimize the risks of each construction loan, there can be no guarantee that these practices will have safeguarded against material delinquencies and losses to our operations. In addition, construction and land development loans are dependent on the successful completion of the projects they finance. Loans secured by vacant or unimproved land are generally more risky than loans secured by improved property for one-to-four family residential mortgage loans. Since vacant or unimproved land is generally held by the borrower for investment purposes or future use, payments on loans secured by vacant or unimproved land will typically rank lower in priority to the borrower than a loan the borrower may have on their primary residence or business. These loans are more susceptible to adverse conditions in the real estate market and local economy.

A portion of our loan portfolio consists of purchased loans and participations, which may have a higher risk of loss than loans we originate.

As of September 30, 2016, Bay Banks’ and Virginia BanCorp’s loan portfolios included $8.5 million and $111.6 million, respectively, of purchased whole loans and $4.9 million and $39.3 million, respectively, of loan participations. The purchased loan portfolio includes, among other things, unsecured consumer loans and loans secured by real estate both within and outside of our primary market area. Although Bay Banks and Virginia BanCorp historically have underwritten these loan purchases and participations consistent with their respective general underwriting criteria, loan purchases and participations may have a higher risk of loss than loans we originate. Among other things, our ability to collect unsecured consumer loans is dependent on the borrower’s continuing financial stability, and thus is more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. With respect to secured loans, the property securing some of our purchased loans and participations are not located in our primary market area. Any of these factors could cause us to experience a higher level of losses compared to loans that we originate in our primary market area.

In addition, the purchased loan portfolio includes loans that we have purchased from online, or marketplace, lenders. The Federal Deposit Insurance Corporation (the “FDIC”) has published guidance related to the operation of banks’ business relationship with marketplace lenders and other third parties in which banks are required to exercise increased oversight and ongoing monitoring and other responsibility for such third parties’ compliance with applicable regulatory guidance and requirements. As a result, we are subject to enhanced responsibility for and risk related to the business that we do with these marketplace lenders.

With respect to loan participations in which we are not the lead lender, we rely in part on the lead lender to monitor the performance of the loan of a loan participation. Moreover, our decision regarding the classification of a loan participation and loan loss provisions associated with a loan participation is made in part based upon information provided by the lead lender. A lead lender also may not monitor a participation loan in the same manner as we would for loans that we originate. If our underwriting or monitoring of these participation loans is not sufficient, our non-performing loans may increase and our earnings may decrease.

Our business is subject to interest rate risk, and variations in interest rates may negatively affect financial performance.

Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential or “spread” between the interest earned on loans, securities, and other interest earning assets, and interest paid on deposits, borrowings and other interest bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest earning assets and interest bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. Management cannot ensure that it can minimize our interest rate risk. While an increase in the general level of interest rates may increase the loan yield and the net interest margin, it may adversely affect the ability of certain borrowers with variable rate loans to pay the interest and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect the net interest spread, asset quality, loan origination volume and our overall profitability.

We face strong competition from financial services companies and other companies that offer banking and other financial services, which could negatively affect our business.

We encounter substantial competition from other financial institutions in our market area. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service area. These competitors include national, regional and community banks. We also face competition from many other types of financial institutions, including finance companies, mutual and money market fund providers, brokerage firms, insurance companies, credit unions, financial subsidiaries of certain industrial corporations and mortgage companies. Increased competition may result in reduced business for us.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loans and deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. If we are unable to attract and retain banking customers, we may be unable to continue to grow loan and deposit portfolios and our results of operations and financial condition may otherwise be adversely affected.

Changes in economic and market conditions, especially in the areas in which we conduct operations, could materially and negatively affect our business.

Our business is directly impacted by economic, political and market conditions, legislative and regulatory changes, changes in government monetary and fiscal policies, and inflation, all of which are beyond our control. A deterioration in economic conditions, whether caused by global, national or local concerns, especially within our market area, could result in the following potentially material consequences: loan delinquencies increasing; problem assets and foreclosures increasing; demand for products and services decreasing; low cost or non-interest bearing deposits decreasing; and collateral for loans, especially real estate, declining in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans. An economic downturn could result in losses that materially and adversely affect our business.

Income from Bay Banks’ trust subsidiary is a major source of non-interest income for us. Trust and investment services fee revenue is largely dependent on the fair market value of assets under management and on trading volumes in the brokerage business. General economic conditions and their subsequent effect on the securities markets tend to act in correlation. When general economic conditions deteriorate, securities markets generally decline in value, and our trust and investment service revenues are negatively impacted as asset values and trading volumes decrease.

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the market area in which we operate negatively impact this important customer sector, our results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. The deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

The amount of our other real estate owned may increase, resulting in additional OREO-related losses, and costs and expenses that will negatively affect our operations.

It is possible that the balance of OREO could increase in future years. Our level of OREO is affected by, among other things, the continued deterioration of the residential and commercial real estate markets and the tightening of the credit market. As the amount of OREO increases, our losses, and the costs and expenses to maintain that real estate also generally increase. Any additional increase in losses, and maintenance costs and expenses due to OREO may have material adverse effects on our business, financial condition and results of operations. Such effects may be particularly pronounced during times of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and expenses, and reduce our ultimate realization from any OREO sales. In addition, we are required to reflect the fair market value of our OREO in our financial statements. If the OREO declines in value, we are required to recognize a loss in connection with continuing to hold the property. As a result, declines in the value of our OREO have a negative effect on our results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically, or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of an economic downturn in the market area in which our loans are concentrated; adverse regulatory action against us; or our inability to attract and retain deposits.

Our ability to borrow could be impaired by factors that are not specific to us or our region, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and unstable credit markets.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our operations.

We are a relationship-driven organization, and currently depend heavily on the services of a number of key management personnel. These senior officers have primary contact with our customers and are extremely important in maintaining personalized relationships with our customer base, which is a key aspect of our business strategy, and in increasing our market presence. The unexpected loss of key personnel could materially and adversely affect the results of operations and financial condition.

The success of our strategy depends on our ability to identify and retain individuals with experience and relationships in our markets.

In order to be successful, we must identify and retain experienced key management members with local expertise and relationships. We expect that competition for qualified personnel will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in our chosen geographic market. Even if we identify individuals that we believe could assist us in building our franchise, we may be unable to recruit these individuals away from their current banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit and retain talented personnel could limit our growth and could materially adversely affect our business, financial condition and results of operations.

If we are unable to successfully implement and manage our growth strategy, our results of operations and financial condition may be adversely affected.

We may not be able to successfully implement our growth strategy if we are unable to identify attractive markets, locations or opportunities to expand in the future. In addition, the ability to manage growth successfully depends on whether we can maintain adequate capital levels, cost controls and asset quality, and successfully integrate any acquired branch offices or banks into Bay Banks. We cannot assure you that any integration efforts relating to our growth strategy will be successful.

In implementing our growth strategy by opening new branches or acquiring branches or banks, we expect to incur increased personnel, occupancy and other operating expenses. In the case of new branches, we must absorb those higher expenses while we begin to generate new deposits; there is also further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Our plans to expand could depress earnings in the short run, even if we efficiently execute a branching strategy leading to long-term financial benefits.

We rely upon independent appraisals to determine the value of the real estate which secures a significant portion of our loans, and the values indicated by such appraisals may not be realizable if we are forced to foreclose upon such loans.

A significant portion of our loan portfolio consists of loans secured by real estate. We rely upon independent appraisers to estimate the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment which adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of our loans may be more or less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, we may not be able to recover the outstanding balance of the loan and will suffer a loss.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business we may foreclose and take title to real estate, potentially becoming subject to environmental liabilities associated with the properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. Costs associated with investigation or remediation activities can be substantial. If we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business.

We may be adversely impacted by changes in market conditions.

We are directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. As a financial institution, market risk is inherent in the financial instruments associated with our operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt and trading account assets and liabilities. A few of the market conditions that may shift from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Our investment securities portfolio, in particular, may be impacted by market conditions beyond our control, including rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and inactivity or instability in the credit markets. Any changes in these conditions, in current accounting principles or interpretations of these principles could impact our assessment of fair value and thus the determination of other-than-temporary impairment of the securities in the investment securities portfolio.

Our exposure to operational, technological and organizational risk may adversely affect us.

We are exposed to many types of operational risks, including reputation, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, clerical or record-keeping errors, and errors resulting from faulty or disabled computer or telecommunications systems.

Certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages), which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as are we) and to the risk that our (or our vendors’) business continuity and data security systems prove to be inadequate.

Failure to maintain effective systems of internal and disclosure control could have a material adverse effect on our results of operation and financial condition.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal control, we may discover material weaknesses or significant deficiencies in our internal control that require remediation. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. Any failure to maintain effective controls or to timely effect any necessary improvement of our internal and disclosure controls could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operation and financial condition.

Changes in accounting standards could impact reported earnings.

From time to time there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a client’s audited financial statements conform with accounting principles generally accepted in the United States (“GAAP”) and present fairly, in all material respects, the financial condition, results of operations and cash flows of that client. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

We rely on other companies to provide key components of our business infrastructure.

Third parties provide key components of our business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access. While we have selected these third party vendors carefully, we do not control their actions. Any problem caused by these third parties, including poor performance of services, failure to provide services, disruptions in communication services proved by a vendor and failure to handle current or higher volumes, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business, and may harm our reputation. Financial or operational difficulties of a third party vendor could also hurt our operations if those difficulties interface with the vendor’s ability to serve us. Replacing these third party vendors could also create significant delay and expense. Accordingly, use of such third parties creates an unavoidable inherent risk to our business operations.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct business. In addition, in the ordinary course of business we collect and store sensitive data, including proprietary business information and personally identifiable information of our customers and employees, in systems and on networks. While we have policies and procedures designed to protect our networks, computers and data from failure, interruption, damage or unauthorized access, there can be no assurance that a breach will not occur or, if it does, that it will be adequately addressed. The occurrence of any failure, interruption, damage or security breach of our communications and information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability, any of which could adversely affect our business.

We operate in a highly regulated industry and the laws and regulations that govern our operations, corporate governance, executive compensation and financial accounting, or reporting, including changes in them or our failure to comply with them, may adversely affect us.

We are subject to extensive regulation and supervision that governs almost all aspects of our operations. Intended to protect customers, depositors, consumers, deposit insurance funds and the stability of the U.S. financial system, these laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on our business activities, limit the dividend or distributions that we can pay, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs.

We are currently facing increased regulation and supervision of our industry as a result of the financial crisis in the banking and financial markets. Such additional regulation and supervision has increased, and is expected to continue to increase, our costs and limit our ability to pursue business opportunities. Further, our failure to comply with these laws and regulations, even if the failure was inadvertent or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business and financial condition.

The Dodd-Frank Act substantially changes the regulation of the financial services industry and it could have a material adverse effect on our results of operation and financial condition.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act provides wide-ranging changes in the way banks and financial services firms generally are regulated and has been affecting the way our company and our customers and counterparties do business with each other. Among other things, it requires increased capital and regulatory oversight for banks and their holding companies, changes the deposit insurance assessment system, changes responsibilities among regulators, establishes the new Consumer Financial Protection Bureau, and makes various changes in the securities laws and corporate governance that affect public companies, including us. The Dodd-Frank Act also requires numerous studies and regulations related to its implementation. Many of the provisions of the Dodd-Frank Act have not been fully implemented and will be subject both to further rulemaking and the discretion of applicable regulatory bodies. Although we cannot predict the full effect of the Dodd-Frank Act on our operations, it, as well as the future rules implementing its reforms, could impose significant additional costs on us, limit the products we offer, limit our ability to pursue business opportunities in an efficient manner, require us to increase our regulatory capital, impact the values of assets that we hold, significantly reduce our revenues or otherwise materially and adversely affect our business, financial condition or results of operations. The ultimate impact of the final rules on our businesses and results of operations, however, will depend on regulatory interpretation and rulemaking, as well as the success of our actions to mitigate the negative earnings impact of certain provisions.

We may be subject to more stringent capital and liquidity requirements, the short-term and long-term impact of which is uncertain.

Bay Banks and Virginia BanCorp, as well as their bank subsidiaries, are all subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which each must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. If we fail to meet these minimum capital guidelines and/or other regulatory requirements, our financial condition would be materially and adversely affected.

In determining the adequacy of its capital levels, Bank of Lancaster and Virginia Commonwealth Bank use risk-based capital ratios established by regulations. In July 2013, the Federal Reserve, FDIC and OCC adopted the U.S. the Basel Committee’s Revised Framework to the International Convergence of Capital Management and Capital Standards regulatory capital reforms from the Basel Committee on Banking Supervision (which we refer to as the “Basel Committee”) and certain changes required by the Dodd-Frank Act (which we refer to as the “Basel III Rules”), which establish a stricter regulatory capital framework that requires banking organizations to hold more and higher-quality capital to act as a financial cushion to absorb losses and help banking organizations better withstand periods of financial stress. The Basel III Rules increase capital ratios for all banking organizations and introduce a “capital conservation buffer,” which is in addition to each capital ratio. If a banking organization dips into its capital conservation buffer, it would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers.

In calculating our risk-based ratios, we must apply risk weights to its various asset classes. The Basel III Rules assign higher risk weights to exposures to various categories of assets, including certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on nonaccrual, foreign exposures and certain corporate exposures. The Basel III Rules also require unrealized gains and losses on certain available-for-sale securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-out is exercised. The Basel III Rules also include changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes include the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, some uncertain deferred tax assets and investments in unconsolidated subsidiaries in excess of designated percentages of common stock are required to be deducted from capital, subject to a two-year transition period. The Basel III Rules became effective January 1, 2015. The conservation buffer began to be phased in beginning in 2016 and will take full effect on January 1, 2019.

Although we currently cannot predict the specific impact and long-term effects that the Basel III Rules will have on us and the banking industry more generally, we will be required to maintain higher regulatory capital levels, which could impact our operations, net income and ability to grow.

Risks Related to Bay Banks Common Stock

An investment in Bay Banks common stock involves certain risks, including those described below. Unless otherwise indicated or as the context requires, all references in this section to “we,” “us” and “our” refer to Bay Banks or the Surviving Bank, as appropriate.

There is a limited trading market for our common stock, and it may be difficult to sell shares after they have been purchased.

Bay Banks’ common stock is quoted on the OTC Markets Group’s OTCQB tier under the symbol “BAYK.” The volume of trading activity in the stock is very limited as compared to securities traded on a national securities exchange. Shareholders may be required to bear the financial risks of owning our common stock for an indefinite period of time. Even if a more active market develops, there can be no assurance that such market will continue, or that shares will be able to be sold at or above the market value of shares at the time of the merger. Given the low trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our common stock price to fall.

The market for our common stock historically has experienced price and volume fluctuations.

Transactions in our common stock are relatively infrequent as compared to stocks of larger companies actively trading on a national securities exchange. As a result, the market for our common stock historically has experienced and may continue to experience price and volume fluctuations similar to other stocks that are thinly traded. Infrequent trading can contribute to price and volume volatility compared to active trading markets that generally have lower price volatility and more efficient execution of buy and sell orders. In addition, active trading markets tend to reduce the bid-ask spreads for sales transactions. The absence of an active trading market reduces the liquidity of our shares. If a more active market in our common stock develops, we cannot assure you that such a market will continue or that you will be able to sell the number of shares you want to and at prices at which you may find attractive or at all.

Our ability to pay dividends is limited, and we may be unable to pay future dividends.

Our ability to pay dividends will be limited by regulatory restrictions and the need to maintain sufficient capital in Bay Banks and the Surviving Bank following the merger. The ability of the Surviving Bank to pay dividends to Bay Banks also will be limited by the Surviving Bank’s obligations to maintain sufficient capital, earnings and liquidity and by other general restrictions on its dividends under federal and state bank regulatory requirements. See the section entitled, “Comparative Per Share Market Price and Dividend Information,” beginning on page 23. Any future financing arrangements that Bay Banks enters into may also limit its ability to pay dividends to its shareholders. If we do not satisfy these regulatory requirements or arrangements, we will be unable to pay dividends on our common stock. Further, even if we have earnings and available cash in an amount sufficient to pay dividends to our shareholders of common stock, the Bay Banks Board, in its sole discretion, may decide to retain them and therefore not pay dividends in the future.

If we fail to pay interest on or otherwise default on our subordinated notes, we will be prohibited from paying dividends or distributions on our common stock.

As of September 30, 2016, Bay Banks had $7.0 million of subordinated notes outstanding. The agreements under which the subordinated notes were issued prohibit us from paying any dividends on our common stock or making any other distributions to our shareholders upon our failure to make any required payment of principal or interest on the notes or during the continuance of an event of default under the applicable agreement. Events of default generally consist of, among other things, certain events of bankruptcy, insolvency or liquidation relating to us. If we were to fail to make a required payment of principal or interest on our subordinated notes, we would be prohibited from paying any dividends or making any other distributions to our shareholders or from redeeming or repurchasing any of our common stock, which could have a material adverse effect on the market value of our common stock.

We may issue additional shares of common stock in the future, which could dilute a shareholder’s ownership of common stock.

Our articles of incorporation authorize our board of directors, generally without shareholder approval, to, among other things, issue additional shares of common or preferred stock. The issuance of any additional shares of common or preferred stock could be dilutive to a shareholder’s ownership of our common stock. To the extent that we issue options or warrants to purchase common stock in the future and the options or warrants are exercised, our shareholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, shareholders may not be permitted to invest in future issuances of our common or preferred stock. We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Accordingly, regulatory requirements and/or deterioration in our asset quality may require us to sell common stock or preferred stock to raise capital under circumstances and at prices that result in substantial dilution.

Securities that we issue, including our common stock, are not FDIC insured.

Securities that we issue, including our common stock, are not savings or deposit accounts or other obligations of any bank, and are not insured by the FDIC or any other governmental agency or instrumentality or any private insurer and are subject to investment risk, including the possible loss of your investment.

Our governing documents and Virginia law contain anti-takeover provisions that could negatively impact our shareholders.

Our articles of incorporation and bylaws and the Virginia Stock Corporation Act contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of Bay Banks. These provisions and the ability to set the voting rights, preferences and other terms of any series of preferred stock that may be issued, may be deemed to have an anti-takeover effect and may discourage takeovers (which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of our common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transactions may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This joint proxy statement/prospectus reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Bay Banks and Virginia BanCorp. These forward-looking statements are subject to a number of factors and uncertainties which could cause Bay Banks’ or Virginia BanCorp’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and Bay Banks and Virginia BanCorp do not assume any duty to update forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Bay Banks and Virginia BanCorp, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Bay Banks’ and Virginia BanCorp’s plans, objectives, expectations and intentions and other statements contained in this joint proxy statement/prospectus that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “predicts,” “potential,” “possible,” “should,” “would,” “will,” “goal,” “target” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Bay Banks’ and Virginia BanCorp’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	Fluctuations in the market price of Bay Banks common stock and the related effect on the market value of the merger consideration that Virginia BanCorp shareholders will receive upon completion of the merger;

•	the expected cost savings from the transaction may not be fully realized or may take longer to realize than expected;

•	the integration of the businesses of Bay Banks and Virginia BanCorp may be more difficult, costly or time-consuming than expected, or could result in the loss of customers;

•	regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met;

•	a significant delay in the completion of the merger could negatively impact Bay Banks and Virginia BanCorp as a combined company;

•	the fairness opinions of Bay Banks’ and Virginia BanCorp’s advisors have not been, and are not expected to be, updated to reflect changes in circumstances between the dates of the opinions and the respective shareholder meetings or the completion of the merger;

•	if the merger is completed, Bay Banks shareholders and Virginia BanCorp shareholders will have less influence on the management and policies of the combined company than they had on Bay Banks or Virginia BanCorp independently before the merger;

•	the combined company’s credit standards and credit assessment processes may not protect it from significant credit losses;

•	the combined company’s allowance for loan losses may not be adequate to cover actual losses;

•	nonperforming assets may adversely affect the combined company’s results of operation and financial condition;

•	the combined company’s concentration of loans secured by real estate, including commercial real estate, could materially and adversely affect the combined company’s business;

•	risks related to the combined company’s construction and development loans, including the adverse effect of a decline in real estate values and economic conditions on the value of the collateral securing such loans;

•	risks related to purchased loans and participations;

•	interest rate risk;

•	competition from other financial services companies offering banking and financial services;

•	changes in economic and market conditions;

•	the combined company’s focus on lending to small to mid-sized businesses may increase its credit risk;

•	risks related to the combined company’s amount of other real estate owned, which could result in additional costs and expenses that may negatively affect its operations;

•	liquidity risk may impair the combined company’s ability to fund its operations and jeopardize its financial condition;

•	the combined company’s dependence upon key personnel and its ability to identify and retain individuals with experience and relationships in its markets;

•	the combined company’s ability to successfully implement and manage its growth strategy;

•	the combined company relies on independent appraisals to determine the value of real estate securing a significant portion of its loans, and the values indicated by such appraisals may not be realizable if the combined company is forced to foreclose upon such losses;

•	the risk of environmental liabilities with respect to properties to which it takes title;

•	operational, technological and organizational risk;

•	failure to maintain effective systems of internal and disclosure control;

•	changes in accounting standards;

•	the combined company’s dependence on the accuracy and completeness of information about clients and counterparties;

•	the combined company’s reliance on other companies to provide key components of its business infrastructure;

•	the combined company’s information systems may experience an interruption or breach in security;

•	changes in or failure to comply with the laws and regulations governing the industry, including the Dodd-Frank Act;

•	the combined company may be subject to more stringent capital and liquidity requirements, the short-term and long-term impact of which is uncertain;

•	there is a limited trading market for Bay Banks’ common stock, and it may be difficult to sell shares after they have been purchased;

•	the market for Bay Banks’ common stock has historically experienced price and volume fluctuations;

•	the combined company’s ability to pay dividends is limited;

•	the issuance of additional shares of common stock may be dilutive to a shareholder’s ownership of Bay Banks common stock;

•	Bay Banks’ governing documents and Virginia law contain anti-takeover provisions that may negatively impact its shareholders; and

•	other risks and factors identified in this joint proxy statement/prospectus in the section entitled, “Risk Factors,” beginning on page 25.

BAY BANKS SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the Bay Banks special meeting that has been called to vote upon the matters described below.

Bay Banks is mailing this joint proxy statement/prospectus on or about February [●], 2017 to holders of shares of Bay Banks common stock at the close of business on January 20, 2017, which is the record date for the Bay Banks special meeting. Together with this joint proxy statement/prospectus, Bay Banks is also sending a notice of the Bay Banks special meeting and a proxy that is solicited by the Bay Banks Board for use at the Bay Banks special meeting to be held on March 15, 2017 at 5:00 p.m., local time, at the main office of Bank of Lancaster, 100 South Main Street, Kilmarnock, Virginia 22482, and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, Bay Banks shareholders will be asked to:

1.	Approve the Bay Banks merger proposal (see the section entitled, “Bay Banks Proposals—Proposal No. 1—Approval of the Merger,” beginning on page 42);

2.	Approve the Bay Banks amendment proposal (see the section entitled, “Bay Banks Proposals—Proposal No. 2—Amendment to Articles of Incorporation,” beginning on page 42); and

3.	Approve the Bay Banks adjournment proposal (see the section entitled, “Bay Banks Proposals—Proposal No. 3—Adjournment of the Special Meeting,” beginning on page 43).

Recommendations of the Bay Banks Board

The Bay Banks Board unanimously (1) determined that the merger agreement is in the best interests of Bay Banks and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that Bay Banks shareholders vote “FOR” the Bay Banks merger proposal. The Bay Banks Board also unanimously recommends that Bay Banks shareholders vote “FOR” the Bay Banks amendment proposal and “FOR” the Bay Banks adjournment proposal.

Record Date and Voting Rights

The Bay Banks Board has fixed the close of business on January 20, 2017 as the record date for determining the shareholders entitled to notice of and to vote at the Bay Banks special meeting or any postponement or adjournment thereof. Accordingly, Bay Banks shareholders are only entitled to notice of and to vote at the Bay Banks special meeting if they were a record holder of Bay Banks common stock at the close of business on the record date. On the record date, there were 4,774,856 shares of Bay Banks common stock outstanding, held by approximately 587 holders of record.

A 60% majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Bay Banks special meeting. Abstentions will be included in determining the number of shares present at the Bay Banks special meeting for the purpose of determining the presence of a quorum. If a Bay Banks shareholder holds shares in “street name” through a bank, broker or other nominee, those shares will not be counted for purposes of determining the presence of a quorum unless the bank, broker or other nominee has been instructed to vote on at least one of the proposals at the Bay Banks special meeting.

Votes Required

Vote Required for the Bay Banks Merger Proposal (Proposal No. 1)

Approval of the Bay Banks merger proposal requires the affirmative vote of at least sixty percent (60%) of the shares of Bay Banks’ outstanding common stock entitled to vote at the Bay Banks special meeting.

Abstentions and broker non-votes will not count as votes cast. Because approval of the Bay Banks merger proposal requires the affirmative vote of at least sixty percent (60%) of the shares of Bay Banks’ outstanding common stock entitled to vote at the special meeting, abstentions and broker non-votes will have the same effect as votes against the Bay Banks merger proposal. In addition, a failure to vote Bay Banks shares by proxy or in person will have the same effect as a vote against the Bay Banks merger proposal.

If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Bay Banks merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Vote Required for the Bay Banks Amendment Proposal (Proposal No. 2)

Approval of the Bay Banks amendment proposal requires the affirmative vote of at least sixty percent (60%) of the shares of Bay Banks’ outstanding common stock entitled to vote at the Bay Banks special meeting as of the close of business on January 20, 2017, the record date for the Bay Banks special meeting.

If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Bay Banks amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

Vote Required for the Bay Banks Adjournment Proposal (Proposal No. 3)

Approval of the Bay Banks adjournment proposal requires the affirmative vote of at least sixty percent (60%) of the shares represented at the Bay Banks special meeting, whether or not a quorum is present.

If you (1) fail to submit a proxy or vote in person at the Bay Banks special meeting or (2) fail to instruct your bank or broker how to vote with respect to the Bay Banks adjournment proposal, it will have no effect on the outcome of the proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

Stock Ownership of Bay Banks Directors and Executive Officers

As of the record date, directors and executive officers of Bay Banks and their affiliates beneficially owned 539,088 shares of Bay Banks common stock, representing approximately 11.08% of the aggregate voting power of Bay Banks shares entitled to vote at the Bay Banks special meeting. All of Bay Banks’ and Bank of Lancaster’s directors have entered into support agreements pursuant to which, subject to certain exceptions, they have agreed to vote the shares of Bay Banks common stock that they own in favor of the Bay Banks merger proposal. As of the record date, 408,908 shares, representing approximately 8.56% of the aggregate voting power of Bay Banks shares entitled to vote at the Bay Banks special meeting, were subject to a support agreement.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Bay Banks shareholders. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and, if the Bay Banks shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by their bank, broker, or other nominee. When the enclosed proxy card is returned properly executed, the shares of Bay Banks common stock represented by it will be voted at the Bay Banks special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without indication as to how to vote, the Bay Banks common stock represented by each such proxy will be voted in favor of all matters for consideration at the Bay Banks special meeting as follows: (1) “FOR” the Bay Banks merger proposal (Proposal No. 1), (2) “FOR” the Bay Banks amendment proposal (Proposal No. 2) and (3) “FOR” the Bay Banks adjournment proposal (Proposal No. 3).

If the Bay Banks special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Bay Banks special meeting in the same manner as they would have been voted at the originally scheduled Bay Banks special meeting except for any proxies that have been properly withdrawn or revoked.

Your vote is important! Please complete, sign, date and return promptly the proxy card in the enclosed postage-paid envelope whether or not you plan to attend the Bay Banks special meeting in person.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the bank, broker or other nominee provides this voting method).

Voting in Person

If a Bay Banks shareholder wishes to vote in person at the Bay Banks special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any Bay Banks shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Bay Banks special meeting. If a Bay Banks shareholder grants a proxy with respect to the shareholder’s Bay Banks shares and then attends the Bay Banks special meeting in person, such attendance at the Bay Banks special meeting or at any adjournment or postponement of the Bay Banks special meeting will not automatically revoke the proxy. A Bay Banks shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	using the Internet or telephone as of a date subsequent to the Internet or telephone vote; or

•	attending the Bay Banks special meeting and voting in person (attendance at the Bay Banks special meeting will not itself revoke a proxy).

If a Bay Banks shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to Pamela A. Varnier, Corporate Secretary, at Bay Banks of Virginia, Inc., 100 S. Main Street, P.O. Box 1869, Kilmarnock, Virginia 22482, no later than the beginning of the Bay Banks special meeting or, if the Bay Banks special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Bay Banks shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her bank, broker, or other nominee, or contact his or her bank, broker, or other nominee, in order to change or revoke previously given voting instructions.

If assistance is needed in changing or revoking a proxy, please contact Pamela A. Varnier, Corporate Secretary, at Bay Banks of Virginia, Inc., 100 S. Main Street, P.O. Box 1869, Kilmarnock, Virginia 22482, or at (804) 435-1171.

Solicitation of Proxies

This solicitation is made on behalf of the Bay Banks Board, and Bay Banks will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to Bay Banks shareholders. Proxies may be solicited, without extra compensation, by Bay Banks’ directors, officers, and employees in person or by mail, telephone or other electronic means. Bay Banks has also engaged Regan & Associates, a proxy soliciting firm, to assist in the solicitation of proxies for a fee of approximately $10,000.

Appraisal Rights

Bay Banks’ shareholders are not entitled to appraisal rights in the proposed merger.

BAY BANKS PROPOSALS

Proposal No. 1—Approval of the Merger

At the Bay Banks special meeting, Bay Banks shareholders will be asked to approve the merger agreement proposal providing for the merger of Virginia BanCorp with and into Bay Banks. Bay Banks shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Bay Banks Board, by a unanimous vote of all directors, approved the merger agreement and the merger and deemed them to be advisable and in the best interests of Bay Banks and its shareholders. See the section entitled, “The Merger—Bay Banks’ Reasons for the Merger; Recommendation of the Bay Banks Board,” beginning on page 53 for a more detailed discussion of the recommendation of the Bay Banks Board.

THE BAY BANKS BOARD UNANIMOUSLY RECOMMENDS THAT BAY BANKS SHAREHOLDERS

VOTE “FOR” THE BAY BANKS MERGER PROPOSAL.

Proposal No. 2—Amendment to Articles of Incorporation

Bay Banks is currently authorized by its articles of incorporation to issue up to 10 million shares of common stock. As of January 20, 2017, Bay Banks had 4,774,856 shares of Bay Banks common stock issued and outstanding, 218,300 shares underlying outstanding options to purchase common stock and 321,500 shares reserved for future issuance under the 2013 Stock Incentive Plan. Based on the current number of shares of Virginia BanCorp common stock outstanding, Bay Banks expects to issue approximately 4,586,397 shares of common stock in the aggregate upon completion of the merger. Bay Banks currently has a sufficient number of authorized and unissued shares of Bay Banks common stock to complete the merger. Therefore, the proposed merger is not contingent upon the approval of the Bay Banks amendment proposal.

The Bay Banks Board believes that the proposed amendment is in the best interests of Bay Banks and its shareholders because it will allow Bay Banks to maintain flexibility to use capital stock for business and financing purposes in the future. The newly authorized shares will constitute additional shares of the existing class of Bay Banks common stock and, if and when issued, will have the same rights and privileges as the shares currently authorized. Bay Banks has no specific plans to issue the additional shares that would be authorized by this proposal, but the additional shares may be used for various purposes, including paying stock dividends or effecting stock splits, raising capital, providing equity incentives to directors and employees to attract and retain talented personnel, expanding Bay Banks’ business through acquisitions or other strategic transactions and other proper corporate purposes. If Bay Banks’ shareholders do not approve the proposed amendment, Bay Banks may not be able to pursue the actions noted above when appropriate and in the best interest of its shareholders. The Bay Banks Board believes the proposed increase in authorized shares will make sufficient shares available to maintain the flexibility necessary to pursue Bay Bank’s strategic objectives.

The Bay Banks amendment proposal, if approved, would amend Article III of the articles of incorporation to increase the number of authorized shares of Bay Banks common stock from 10 million shares to 30 million shares.

The proposed amendment would amend the first sentence of Article III of the articles of incorporation of Bay Banks to state:

“The Corporation shall have authority to issue thirty million (30,000,000) shares of Common Stock, par value $5.00 per share, and two million (2,000,000) shares of Preferred Stock, par value $5.00 per share.”

Adoption of this proposal would not affect the rights of current holders of Bay Banks’ outstanding common stock. As is the case with Bay Banks’ currently authorized but unissued shares of common stock, however, adoption of this proposal would permit the Bay Banks Board to issue such additional shares in the future without further approval of Bay Banks’ shareholders unless otherwise required by law or Bay Banks’ articles of incorporation. If Bay Banks issues additional shares of its common stock, or securities that are convertible into, or exchangeable or exercisable for shares of common stock, Bay Banks’ existing shareholders could, depending on the price realized, experience significant dilution of book value per share, earnings per share and percentage ownership. When and if additional shares of Bay Banks’ common stock are issued, these new shares would have the same voting and other rights and privileges as the currently issued and outstanding shares of Bay Banks common stock, including the right to cast one vote per share and to participate in dividends when and to the extent declared and paid.

The proposed amendment is not intended as an anti-takeover provision, and Bay Banks does not intend to use it for such purposes. However, an increase in the authorized number of shares of Bay Banks’ common stock could make it more difficult, and thereby discourage, attempts to acquire control of Bay Banks in the future. For example, the proposed amendment would permit issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Bay Banks Board or contemplating a tender offer or other transaction for the combination of Bay Banks with another company that the Bay Banks Board does not believe is in its best interests or the best interests of its shareholders. The ability of the Bay Banks Board to cause Bay Banks to issue substantial amounts of common stock without the need for shareholder approval, upon such terms and conditions as the Bay Banks Board may determine from time to time in the exercise of its business judgment may, among other things, be used to create voting impediments with respect to changes in control of Bay Banks or to dilute the stock ownership of holders of Bay Banks common stock seeking to obtain control of Bay Banks. At present, our Articles of Incorporation and Bylaws contain other provisions that may have an anti-takeover effect. Please see “Description of Bay Banks Capital Stock,” beginning on page 169 for a description of Bay Banks capital stock and the rights of Bay Banks shareholders.

The foregoing description of the proposed amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Amendment to the Articles of Incorporation of Bay Banks of Virginia, Inc., which is attached as Appendix E to this joint proxy statement/prospectus.

THE BAY BANKS BOARD UNANIMOUSLY RECOMMENDS THAT BAY BANKS SHAREHOLDERS

VOTE “FOR” THE BAY BANKS AMENDMENT PROPOSAL.

Proposal No. 3—Adjournment of the Special Meeting

If Bay Banks does not receive a sufficient number of votes to constitute a quorum of the common stock or to approve the Bay Banks merger proposal or Bay Banks amendment proposal, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or to approve the Bay Banks merger proposal or Bay Banks amendment proposal. Bay Banks does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Bay Banks shareholders for approval, the approval requires the affirmative vote of sixty percent (60%) of the shares represented at the Bay Banks special meeting, whether or not a quorum is present.

THE BAY BANKS BOARD UNANIMOUSLY RECOMMENDS THAT BAY BANKS SHAREHOLDERS

VOTE “FOR” THE BAY BANKS ADJOURNMENT PROPOSAL.

VIRGINIA BANCORP SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the Virginia BanCorp special meeting that has been called to vote upon the matters described below.

Virginia BanCorp is mailing this joint proxy statement/prospectus on or about February [●], 2017 to holders of shares of Virginia BanCorp common stock at the close of business on January 20, 2017, which is the record date for the Virginia BanCorp special meeting. Together with this joint proxy statement/prospectus, Virginia BanCorp is also sending a notice of the Virginia BanCorp special meeting and a proxy that is solicited by the Virginia BanCorp Board for use at the Virginia BanCorp special meeting to be held on March 15, 2017 at 2:00 p.m., local time, at Virginia BanCorp’s headquarters, 1965 Wakefield Street, Petersburg, Virginia 23805, and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, Virginia BanCorp shareholders will be asked to:

1.	Approve the Virginia BanCorp merger proposal (see the section entitled, “Virginia BanCorp Proposals—Proposal No. 1—Approval of the Merger,” beginning on page 48); and

2.	Approve the Virginia BanCorp adjournment proposal (see the section entitled, “Virginia BanCorp Proposals—Proposal No. 2—Adjournment of the Special Meeting,” beginning on page 48).

Recommendations of the Virginia BanCorp Board

The Virginia BanCorp Board unanimously (1) determined that the merger agreement is in the best interests of Virginia BanCorp and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that Virginia BanCorp shareholders vote “FOR” the Virginia BanCorp merger proposal. The Virginia BanCorp Board also unanimously recommends that Virginia BanCorp shareholders vote “FOR” the Virginia BanCorp adjournment proposal.

Record Date and Voting Rights

The Virginia BanCorp Board has fixed the close of business on January 20, 2017 as the record date for determining the shareholders entitled to notice of and to vote at the Virginia BanCorp special meeting or any postponement or adjournment thereof. Accordingly, Virginia BanCorp shareholders are only entitled to notice of and to vote at the Virginia BanCorp special meeting if they were a record holder of Virginia BanCorp common stock at the close of business on the record date. On the record date, there were 3,893,376 shares of Virginia BanCorp common stock outstanding, held by approximately 384 holders of record.

To have a quorum that permits Virginia BanCorp to conduct business at the Virginia BanCorp special meeting, it needs the presence, whether in person or by proxy, of the holders of Virginia BanCorp common stock representing a majority of the shares outstanding on the record date and entitled to vote. A Virginia BanCorp shareholder is entitled to one vote for each outstanding share of Virginia BanCorp common stock held as of the close of business on the record date. Abstentions will be included in determining the number of shares present at the Virginia BanCorp special meeting for the purpose of determining the presence of a quorum. If a Virginia BanCorp shareholder holds shares in “street name” through a bank, broker or other nominee, those shares will not be counted for purposes of determining the presence of a quorum unless the bank, broker or other nominee has been instructed to vote on at least one of the proposals at the Virginia BanCorp special meeting.

Votes Required

Vote Required for the Virginia BanCorp Merger Proposal (Proposal No. 1)

Approval of the Virginia BanCorp merger proposal requires the affirmative vote of more than two-thirds of the shares of Virginia BanCorp common stock outstanding on the record date and entitled to vote at the Virginia BanCorp special meeting.

Abstentions and broker non-votes will not count as votes cast. Because approval of the Virginia BanCorp merger proposal requires the affirmative vote of more than two-thirds of the shares of Virginia BanCorp common stock outstanding on the record date, abstentions and broker non-votes will have the same effect as votes against the Virginia BanCorp merger proposal. In addition, a failure to vote Virginia BanCorp shares by proxy or in person will have the same effect as a vote against the Virginia BanCorp merger proposal.

If you (1) fail to submit a proxy or vote in person at the Virginia BanCorp special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Virginia BanCorp merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Vote Required for the Virginia BanCorp Adjournment Proposal (Proposal No. 2)

The approval of the Virginia BanCorp adjournment proposal requires the affirmative vote of a majority of the votes cast on the proposal.

If you (1) fail to submit a proxy or vote in person at the Virginia BanCorp special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Virginia BanCorp adjournment proposal, it will have no effect on the outcome of the proposal.

Stock Ownership of Virginia BanCorp Directors and Executive Officers

As of the record date, directors and executive officers of Virginia BanCorp and their affiliates beneficially owned 742,849 shares of Virginia BanCorp common stock, representing approximately 19.1% of the aggregate voting power of Virginia BanCorp shares entitled to vote at the Virginia BanCorp special meeting. All of Virginia BanCorp’s and Virginia Commonwealth Bank’s directors have entered into support agreements pursuant to which, subject to certain exceptions, they have agreed to vote the shares of Virginia BanCorp common stock that they own in favor of the Virginia BanCorp merger proposal. As of the record date, 611,262 shares, representing approximately 15.7% of the aggregate voting power of Virginia BanCorp shares entitled to vote at the Virginia BanCorp special meeting, were subject to a support agreement.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Virginia BanCorp shareholders. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and, if the Virginia BanCorp shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by their bank, broker, or other nominee. When the enclosed proxy card is returned properly executed, the shares of Virginia BanCorp common stock represented by it will be voted at the Virginia BanCorp special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without indication as to how to vote, the Virginia BanCorp common stock represented by each such proxy will be voted in favor of all matters for consideration at the Virginia BanCorp special meeting as follows: (1) “FOR” the Virginia BanCorp merger proposal (Proposal No. 1) and (2) “FOR” the Virginia BanCorp adjournment proposal (Proposal No. 2).

If the Virginia BanCorp special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Virginia BanCorp special meeting in the same manner as they would have been voted at the originally scheduled Virginia BanCorp special meeting except for any proxies that have been properly withdrawn or revoked.

Your vote is important! Please complete, sign date, and return promptly the proxy card in the enclosed postage-paid envelope whether or not you plan to attend the Virginia BanCorp special meeting in person.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the bank, broker or other nominee provides this voting method).

Voting in Person

If a Virginia BanCorp shareholder wishes to vote in person at the Virginia BanCorp special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any Virginia BanCorp shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Virginia BanCorp special meeting. If a Virginia BanCorp shareholder grants a proxy with respect to the shareholder’s Virginia BanCorp shares and then attends the Virginia BanCorp special meeting in person, such attendance at the Virginia BanCorp special meeting or at any adjournment or postponement of the Virginia BanCorp special meeting will not automatically revoke the proxy. A Virginia BanCorp shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	using the Internet or telephone as of a date subsequent to the Internet or telephone vote; or

•	attending the Virginia BanCorp special meeting and voting in person (attendance at the Virginia BanCorp special meeting will not itself revoke a proxy).

If a Virginia BanCorp shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to Vanessa C. Scott, Corporate Secretary, at Virginia BanCorp Inc., 1965 Wakefield Street, Petersburg, Virginia 23805, no later than the beginning of the Virginia BanCorp special meeting or, if the Virginia BanCorp special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Virginia BanCorp shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her bank, broker, or other nominee, or contact his or her bank, broker, or other nominee, in order to change or revoke previously given voting instructions.

If assistance is needed in changing or revoking a proxy, please contact Vanessa C. Scott, Corporate Secretary, at Virginia BanCorp Inc., 1965 Wakefield Street, Petersburg, Virginia 23805, or at (804) 732-2350.

Participants in the Virginia Commonwealth Bank ESOP

If you are a participant in the Virginia Commonwealth Bank Employee Stock Ownership Plan (the “VCB ESOP”), you may direct the plan’s trustee how to vote the number of full shares, if any, allocated to your account in the VCB ESOP as of the record date (“ESOP shares”). All voting instructions for your ESOP shares will be kept confidential. Virginia BanCorp outsources the tabulation of plan participant voting to Computershare, Virginia BanCorp’s transfer agent. You will receive a separate proxy from Computershare for your ESOP shares, along with a postage-paid envelope to return the signed and executed proxy directly to Computershare. The VCB ESOP trustee will vote your ESOP shares in accordance with your instructions only if they are received by Computershare by 2:00 p.m. Eastern Time on March 13, 2017. Once tabulated, the VCB ESOP vote totals are relayed to the plan’s trustee, who will vote the shares held by the VCB ESOP accordingly.

In general, the plan’s trustee will vote all ESOP shares as specified by the VCB ESOP participants. If you do not timely direct the plan’s trustee how to vote your ESOP shares, the trustee will vote your ESOP shares in the manner directed by the VCB ESOP Administrative Committee appointed by the Board of Directors of Virginia Commonwealth Bank. Shares held by the VCB ESOP which are not allocated to plan participants’ accounts, and shares for which no voting instructions are timely received, will be voted by the plan’s trustee in the manner directed by the VCB ESOP Administrative Committee. Marking the “abstain” box on the proxy from Computershare will have the effect of a vote against the Virginia BanCorp merger proposal because it will not be counted as an affirmative vote for the proposal.

If you are a participant in the VCB ESOP, you may change your vote at any time before your proxy is voted at the Virginia BanCorp special meeting by submitting your notice of revocation or new proxy to Computershare no later than 2:00 p.m. Eastern Time on March 13, 2017.

Solicitation of Proxies

This solicitation is made on behalf of the Virginia BanCorp Board, and Virginia BanCorp will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to Virginia BanCorp shareholders. Proxies may be solicited, without extra compensation, by Virginia BanCorp’s directors, officers, and employees in person or by mail, telephone or other electronic means. Virginia BanCorp has also engaged Regan & Associates, a proxy soliciting firm, to assist in the solicitation of proxies for a fee of approximately $4,500.

Appraisal Rights

Each Virginia BanCorp shareholder has the right to assert appraisal rights with respect to the merger and demand in writing that he or she be paid the fair value of the shares of his or her Virginia BanCorp common stock under applicable provisions of Virginia law following consummation of the merger. In order to exercise and perfect appraisal rights, a Virginia BanCorp shareholder generally must:

•	not vote any shares owned by the Virginia BanCorp shareholder in favor of the merger;

•	deliver written notice of the Virginia BanCorp shareholder’s intent to demand payment for his or her shares to Virginia BanCorp before the vote is taken on the merger at the special meeting;

•	complete, sign, and return the form to be sent to the Virginia BanCorp shareholder pursuant to Section 13.1-734 of the Virginia Stock Corporation Act; and

•	if the Virginia BanCorp shareholder holds certificated shares, deposit the certificates in accordance with the instructions in the form.

A copy of the applicable Virginia statutory provisions is included in this joint proxy statement/prospectus as Appendix D. For more information on the assertion of appraisal rights by a Virginia BanCorp shareholder, see the section entitled, “The Merger—Appraisal Rights,” beginning on page 73.

VIRGINIA BANCORP PROPOSALS

Proposal No. 1—Approval of the Merger

At the Virginia BanCorp special meeting, Virginia BanCorp shareholders will be asked to approve the merger agreement proposal providing for the merger of Virginia BanCorp with and into Bay Banks. Virginia BanCorp shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Virginia BanCorp Board, by a unanimous vote of all directors, approved the merger agreement and the merger and deemed them to be advisable and in the best interests of Virginia BanCorp and its shareholders. See the section entitled, “The Merger—Virginia BanCorp’s Reasons for the Merger; Recommendation of the Virginia BanCorp Board,” beginning on page 61 for a more detailed discussion of the recommendation of the Virginia BanCorp Board.

THE VIRGINIA BANCORP BOARD UNANIMOUSLY RECOMMENDS THAT VIRGINIA BANCORP SHAREHOLDERS VOTE “FOR” THE VIRGINIA BANCORP MERGER PROPOSAL.

Proposal No. 2—Adjournment of the Special Meeting

If Virginia BanCorp does not receive a sufficient number of votes to constitute a quorum of the common stock or approve the Virginia BanCorp merger proposal, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the Virginia BanCorp merger proposal. Virginia BanCorp does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Virginia BanCorp shareholders for approval, the approval requires the affirmative vote of a majority of the votes cast on the proposal.

THE VIRGINIA BANCORP BOARD UNANIMOUSLY RECOMMENDS THAT VIRGINIA BANCORP SHAREHOLDERS VOTE “FOR” THE VIRGINIA BANCORP ADJOURNMENT PROPOSAL.

THE MERGER

The following is a discussion of the merger. This summary may not contain all of the information about the merger that is important to you. Holders of Bay Banks common stock and Virginia BanCorp common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger and the merger agreement. In particular, you are directed to the merger agreement, including the related plan of merger and the bank merger agreement, copies of which are attached as Appendix A and are incorporated in this joint proxy statement/prospectus by reference.

Background of the Merger

Each of the Bay Banks Board and the Virginia BanCorp Board and their respective senior management have from time to time engaged in long-term strategic reviews and have considered ways to enhance shareholder value and their respective companies’ performance and prospects in light of industry changes, competitive challenges, compliance costs and other relevant developments. For each company, these reviews have included periodic discussions concerning potential mergers that could further its strategic objectives and the potential benefits and risks of such transactions.

As part of its routine strategic review process in 2014 and 2015, the Bay Banks Board and its financial advisor, FIG Partners, identified a select number of potential business combinations, including, among others, a strategic merger with Virginia BanCorp. Also at this time, Bay Banks was pursuing a strategy to grow organically in the Richmond, Virginia market, which it executed with the opening of three Richmond-area branches in 2014 and 2015.

During 2014 and 2015, senior management of Virginia BanCorp, pursuant to the company’s strategic plan, explored various alternatives for expanding its operations, including organic growth primarily focused on the Richmond market and possible business combinations with other financial institutions. Potential transactions that could further its strategic objectives, and the potential benefits and risks of any such transactions, were discussed. In addition, from time to time, members of senior management met with representatives of other banks to discuss the current business environment for community banks, strategic and business opportunities available for the institutions and to gauge preliminary interest in a business combination. None of these discussions advanced beyond the informal stage or resulted in serious consideration by the senior management or board of directors of Virginia BanCorp.

In June 2015, Bay Banks’s chief executive officer, Randal R. Greene, and Virginia BanCorp’s chief executive officer, C. Frank Scott, III, met at an industry conference to introduce themselves and discuss their respective banks and the community banking industry. Following that meeting, Mr. Greene and Mr. Scott kept in touch from time to time, although the discussions were not specifically related to consideration of any future transaction. As part of these discussions, however, Mr. Greene and Mr. Scott came to believe that Bay Banks and Virginia BanCorp were attempting to accomplish many of the same goals, particularly in Richmond and the surrounding areas.

In early March 2016, at the request of Mr. Scott, Performance Trust Capital Partners, LLC, a financial advisory firm, provided Mr. Scott with financial and non-financial information about a possible merger of equals transaction with Bay Banks. The financial information included a preliminary financial analysis primarily based on publicly available information about both companies. General information on the non-financial aspects of merger of equals transactions, including expectations regarding board composition and management positions, was also shared with Mr. Scott.

Also in March 2016, at the request of Mr. Greene, FIG Partners prepared and provided Bay Banks with a financial model of a potential merger with Virginia BanCorp based on publicly available information about both companies.

On March 30, 2016, at the suggestion of PTCP, Mr. Greene and Douglas F. Jenkins, Jr., Bay Banks’s executive vice president and chief banking officer, met in-person with Mr. Scott and a representative of PTCP. At the meeting, the parties discussed, in general, the business environment for community banks and the status of the merger and acquisition activity in the financial services industry. The parties also engaged in specific dialogue on the community banking philosophies of their respective companies, operating performance and future prospects of the companies, as well as key personnel for each organization. In addition, the parties generally discussed potential benefits of a combination between them, including increased market share in the Richmond area, potential cost savings and earnings improvement, a larger capital base, increased market capitalization and the potential for greater liquidity in the market for their common stock.

During April and through mid-May 2016, Mr. Greene and Mr. Scott met in-person and had telephone conferences at various times to discuss, on an informal basis, each other’s views on how the two companies could complement each other in a merger and create value for their respective shareholders. In these early stage discussions, the potential operational, governance and other non-financial terms and conditions of a potential business combination involving the companies were considered at a high level. During this period, there was no communication between the parties with respect to the structure and financial terms of possible merger consideration.

On May 20, 2016, Mr. Greene and Mr. Scott met in-person to further discuss a potential strategic transaction between Bay Banks and Virginia BanCorp, including the potential composition of the board and senior management, long-term goals and strategies, and the business culture of the combined company. At the conclusion of the meeting, Mr. Greene and Mr. Scott determined that the next appropriate step was to engage in a more formal process to explore such a transaction.

In June 2016, Mr. Greene met with Bay Banks’s chairman of the board, Robert F. Hurliman, to update him regarding the preliminary discussions with Virginia BanCorp. Mr. Hurliman advised Mr. Greene to continue these discussions. On July 6, 2016, the Bay Banks Board authorized Mr. Greene to execute a confidentiality agreement with Virginia BanCorp in furtherance of continued discussions.

In late June 2016, Mr. Scott informed Virginia BanCorp’s chairman of the board, Larry C. Tucker, of the preliminary discussions with Bay Banks and sought Mr. Tucker’s approval to execute a confidentiality agreement with Bay Banks in furtherance of continued discussions, which Mr. Tucker granted.

On July 11, 2016, Bay Banks and Virginia BanCorp executed a confidentiality agreement to facilitate ongoing discussions and in-depth due diligence of the two companies and a potential strategic merger between them. Following execution of the confidentiality agreement, the companies began to request and share preliminary due diligence materials with the other and with their respective financial advisors.

On July 20, 2016, at a regularly scheduled meeting of the Virginia BanCorp Board, Mr. Scott informed the board of Bay Banks’ preliminary interest in combining with Virginia BanCorp. Mr. Scott described the recent meetings with representatives of Bay Banks and outlined the merits of a potential merger transaction. The Virginia BanCorp Board was supportive of management continuing these discussions with Bay Banks.

On August 5, 2016, Mr. Greene met with Mr. Scott, James A. Wilson, Jr., Virginia BanCorp’s executive vice president and chief financial officer, and C. Rodes Boyd, Jr., Virginia Commonwealth Bank’s executive vice president and chief banking officer. The purpose of this meeting was for Mr. Greene to introduce himself to Messrs. Wilson and Boyd, share background information about Bay Banks and discuss certain aspects of a potential merger between Bay Banks and Virginia BanCorp.

On August 9, 2016, representatives of FIG Partners and of Williams Mullen, outside legal counsel to Bay Banks, attended a regularly scheduled meeting of the Bay Banks Board. At the meeting, FIG Partners reviewed a transaction with Virginia BanCorp, including the potential terms thereof, and related financial models and analyses. Williams Mullen reviewed the process, timeline and next steps for such a transaction. The Bay Banks Board was presented with information regarding Virginia BanCorp’s business and operations and how the two operations might complement each other, the likelihood that such a transaction might be achieved, and the potential makeup of the board of directors and senior management teams of the combined company. In addition, the Bay Banks Board reviewed and discussed the potential benefits of a transaction with Virginia BanCorp, including their complementary footprints, potential cost savings and synergies and benefits to Bay Banks’ shareholders from a larger market cap, increased liquidity, the potential return of a dividend payment and better positioning for future growth. At the conclusion of the meeting, the Bay Banks Board authorized management to continue due diligence of Virginia BanCorp and discussions regarding a strategic merger.

On August 10, 2016, Mr. Greene and two directors of Bay Banks, Richard A. Farmar, III and Julien G. Patterson, met with Messrs. Scott and Tucker and another director of Virginia BanCorp, Lawrence N. Ashworth. The representatives discussed the current business environment for community banks, the businesses and operations of Bay Banks and Virginia BanCorp, and the potential for a strategic business combination between the companies.

On August 12, 2016, Mr. Greene, Mr. Scott and their respective financial advisors met in-person in Richmond, Virginia to discuss next steps and timing for a merger between the two companies. At this meeting the parties discussed, in general, the financial metrics that would lead to a sound transaction for both companies, and their respective shareholders.

On August 17, 2016, the Virginia BanCorp Board held a regularly scheduled meeting at which the progress of the merger discussions with Bay Banks was discussed. Mr. Scott updated the Virginia BanCorp Board on the meetings and conversations that Mr. Scott, the Virginia BanCorp directors named above and other members of Virginia BanCorp’s senior management had with Mr. Greene and the Bay Banks directors named above since the meeting of the Virginia BanCorp Board on July 20. The board was presented with information regarding Bay Banks’ business and operations, including its branch locations and market presence, the senior management of Bay Banks and other information about the proposed merger. There was general discussion with respect to the transaction among members of the Virginia BanCorp Board, and Mr. Scott responded to questions from directors regarding the transaction. At the meeting, the Virginia BanCorp Board approved senior management beginning its due diligence of Bay Banks.

On August 26, 2016, the Virginia BanCorp Board held an informational meeting at which Mr. Scott gave a presentation that provided certain financial analyses on a proposed merger with Bay Banks as well as the potential makeup of a combined board of directors and the senior management of the combined company. He reviewed in detail his views of the unique opportunity that would be created by combining Virginia BanCorp and Bay Banks. The Virginia BanCorp Board then engaged in a discussion as to whether Virginia BanCorp was more likely to successfully achieve the goals of its strategic plan independently, or whether Virginia BanCorp could better achieve these goals through a combination with Bay Banks or another financial institution. The Virginia BanCorp Board specifically discussed Bay Banks and how the two entities might complement each other and create value for Virginia BanCorp’s shareholders. After discussing the information presented at the meeting, the Virginia BanCorp Board approved of Mr. Scott and select members of senior management continuing their exploratory discussions with Bay Banks.

In August and through mid-September, 2016, management of Bay Banks and Virginia BanCorp, with the assistance of their financial advisors, continued to gather and review business, financial and other information regarding the other company, introduce members of senior management to the other, analyze potential cost savings, update financial modeling and further discuss the proposed merger between the two companies, including management of the combined company and an initial range of an exchange ratio in the transaction.

On September 15, 2016, Virginia BanCorp met with representatives of Strategic Risk Associates (“SRA”) and engaged SRA to perform a credit review of Bay Banks. Bay Banks met with representatives of SRA on or about September 16, 2016 and engaged them to perform a credit review of Virginia BanCorp. SRA conducted its diligence throughout October 2016.

On September 21, 2016, the Virginia BanCorp Board held a regularly scheduled meeting at which Mr. Scott updated the board with respect to the merger discussions. Mr. Scott provided an update on the proposed combined board composition and executive management positions. A representative of PTCP reviewed with the Virginia BanCorp Board certain financial aspects of a proposed transaction, including the fact that the merger consideration would consist of shares of Bay Banks common stock, and provided a recommended range for the exchange ratio. PTCP also shared certain financial information regarding Virginia BanCorp, Bay Banks and the transaction, information regarding peer companies and comparable transactions and other relevant analyses. The Virginia BanCorp Board engaged in a lengthy discussion regarding a proposed range for the exchange ratio, and the board and officer representation in the combined organization after the merger, among other matters. At the conclusion of the meeting, the Virginia BanCorp Board authorized management to continue merger discussions with Bay Banks and to solidify the board and management positions for Virginia BanCorp directors and officers after the merger as presented at the meeting. The Virginia BanCorp Board also authorized PTCP to negotiate the exchange ratio within the recommended range with Bay Banks’ financial advisor. At the meeting, the Virginia BanCorp Board authorized Mr. Scott to formally engage PTCP as its financial advisor in connection with the proposed merger.

On September 28, 2016, the Bay Banks Board held a special meeting at which it also discussed the potential transaction with Virginia BanCorp. Mr. Greene reported on the status of the merger discussions with Virginia BanCorp and developments since the last meeting of the Bay Banks Board. Representatives from FIG Partners gave an updated presentation regarding the potential transaction with Virginia BanCorp, including a range of potential exchange ratios and a potential timeline for the transaction. The Bay Banks Board authorized management to advance merger discussions with Virginia BanCorp, finalize the exchange ratio and negotiate a definitive merger agreement.

In late September 2016, each of Bay Banks and Virginia BanCorp instructed outside legal counsel to prepare definitive documents in connection with a strategic transaction between the two companies. In addition, the parties exchanged comprehensive due diligence request lists and continued to gather and analyze business, financial and other information regarding the other company.

On October 7, 2016, management of Bay Banks and Virginia BanCorp, with the assistance of their financial advisors, tentatively agreed on an exchange ratio of 1.178 shares of Bay Banks common stock for each share of Virginia BanCorp common stock owned, representing approximately 51% ownership of the combined company by Bay Banks shareholders and approximately 49% by Virginia BanCorp shareholders. The proposed exchange ratio was subject to the parties’ further due diligence investigation of each other, credit review and the results of upcoming management interviews.

On October 11, 2016, representatives of Williams Mullen provided a draft merger agreement to LeClairRyan, A Professional Corporation, outside legal counsel to Virginia BanCorp.

On October 14 and 17, 2016, representatives of Bay Banks and Virginia BanCorp, with the assistance of their financial and legal advisors, gathered in Richmond, Virginia to conduct in-person due diligence meetings with members of management of each company, engage in a series of discussions about each company’s respective business and review additional business, financial and other information regarding the other company.

On October 18, 2016, management of Bay Banks and Virginia BanCorp met with representatives of the Federal Reserve Bank of Richmond and the Virginia Bureau of Financial Institutions to discuss the potential merger between them and their subsidiary banks.

On October 19, 2016, the Virginia BanCorp Board held a regularly scheduled meeting at which senior management, a representative of PTCP and a representative of LeClairRyan gave an update on the ongoing merger discussions and negotiations. Prior to the meeting, Mr. Scott had distributed a working draft of the merger agreement to board members. Members of senior management described the continuing due diligence review of Bay Banks and management’s initial conclusion that no material issues were discovered with Bay Banks that would impact the merger negotiations. A representative of PTCP provided an overview of the transaction and the combined company from a financial point of view. A representative of LeClairRyan lead a discussion about certain significant provisions included in the draft merger agreement, including restrictions on the conduct of Virginia BanCorp’s business pending closing, board and management positions of the combined company and bank, and deal protections. The Virginia BanCorp Board was supportive of management and legal and financial advisors continuing negotiations with Bay Banks and its legal and financial advisors.

On October 27, 2016, each of Bay Banks and Virginia BanCorp received the results of SRA’s credit review and due diligence of the other party by telephone conference.

On October 31, 2016, the Virginia BanCorp Board held a special meeting with senior management and its financial and legal advisors. Senior management reviewed for the Virginia BanCorp Board the progress of its negotiations with Bay Banks and reported on the status of its due diligence investigation of Bay Banks. At that meeting, representatives of LeClairRyan discussed with the Virginia BanCorp Board the legal standards applicable to its decisions and actions with respect to its consideration of the proposed merger, and reviewed in detail the legal terms of the proposed merger agreement and related transaction documents presented at the meeting. PTCP reviewed with the Virginia BanCorp Board the structure and other terms of the proposed transaction and financial information regarding Bay Banks, Virginia BanCorp and the transaction, information regarding peer companies and other relevant analyses. PTCP advised the directors, informally, that it would be able to provide an opinion that the merger consideration to be received by Virginia BanCorp’s shareholders was fair from a financial point of view. LeClairRyan and PTCP responded to questions from the Virginia BanCorp Board regarding the proposed merger, the draft merger agreement and related documents, and the financial and other information provided by PTCP. After review and thorough discussion among members of the Virginia BanCorp Board, including consideration of the factors described under “—Virginia BanCorp’s Reasons for the Merger; Recommendation of the Virginia BanCorp Board,” the Virginia BanCorp Board determined to hold a meeting on November 2 to further consider the merger.

On November 2, 2016, the Virginia BanCorp Board held a special meeting at which updates on the merger negotiations were provided by Virginia BanCorp senior management. LeClairRyan briefed the Virginia BanCorp Board on its discussions with Bay Banks’s legal counsel and the minor changes to the merger agreement and related documents from the draft merger agreement and related documents previously reviewed on October 31. PTCP again provided information on the terms of the proposed transaction and financial information regarding Bay Banks, Virginia BanCorp and the transaction, information regarding peer companies and other relevant analyses. The Virginia BanCorp Board engaged in a discussion on the proposed merger and the terms of the merger agreement and related documents. Virginia BanCorp Board members presented questions to Virginia BanCorp’s senior management, LeClairRyan and PTCP regarding the proposed merger and the merger agreement, and senior management and Virginia BanCorp’s financial and legal advisors responded to the inquiries. In connection with the deliberations by the Virginia BanCorp Board, PTCP rendered to the board its oral and written opinion, as described under the “—Opinion of Virginia BanCorp’s Financial Advisor,” that as of the date of its opinion, the merger consideration to be paid in the merger was fair, from a financial point of view, to the holders of Virginia BanCorp common stock. After reviewing PTCP’s opinion and further discussion of the terms of the merger, the Virginia BanCorp Board determined that the proposed merger with Bay Banks and the related transactions as reflected in the merger agreement presented at the meeting were in the best interests of Virginia BanCorp and its shareholders. The Virginia BanCorp Board voted unanimously to adopt and approve the merger agreement and related transactions and documents, and to recommend approval of the merger agreement to the shareholders of Virginia BanCorp.

Also on November 2, 2016, the Bay Banks Board held a special meeting to consider the proposed merger and the merger agreement. At the meeting, the Bay Banks Board received an update from management on the status of the negotiations with Virginia BanCorp. Also at the meeting, representatives of FIG Partners reviewed its financial analysis of the terms of the merger, including the exchange ratio, and delivered to the Bay Banks Board its written opinion to the effect that, as of November 2, 2016, based on and subject to various assumptions and limitations described in the opinion, the exchange ratio in the merger was fair, from a financial point of view, to Bay Banks’s shareholders. Representatives of Williams Mullen discussed with the Bay Banks Board the legal standards applicable to its decisions and actions with respect to the proposed transaction and reviewed in detail the proposed merger agreement and related agreements, copies of which were delivered to each director before the date of the meeting. Following these discussions and in consideration of the factors described under “—Bay Banks’ Reasons for the Merger; Recommendation of the Bay Banks Board,” the Bay Banks Board unanimously voted to approve the merger, the merger agreement and the related plan of merger and to recommend approval of the merger agreement to Bay Banks’ shareholders.

Bay Banks and Virginia BanCorp executed the merger agreement after the financial markets closed on November 2, 2016 and before the financial markets opened on the morning of November 3, 2016, issued a joint press release announcing the execution of the merger agreement and the terms of the proposed merger.

Bay Banks’ Reasons for the Merger; Recommendation of the Bay Banks Board

In reaching its determination to approve and adopt the merger agreement, and to recommend the merger agreement to Bay Banks shareholders, the Bay Banks Board consulted with Bay Banks’ management and its financial and legal advisors, and considered a number of factors, including the following:

•	the current and prospective economic, regulatory and competitive environments facing the financial services industry generally, including the prolonged low interest rate environment and declining net interest margins, increasingly burdensome regulatory costs, the continued rapid consolidation in the financial services industry and the competitive effects of increased consolidation on relatively smaller financial institutions such as Bay Banks;

•	the current and prospective economic conditions in Bay Banks’ market area, the complementary footprints and geographic diversity of Bay Banks’ and Virginia BanCorp’s markets and the opportunity to expand, compete and grow in the Richmond, Virginia and surrounding markets;

•	the advantages of being part of a larger institution, including a better ability to compete and leverage overhead costs, the potential for operating efficiencies and increased profitability and the ability to serve larger customers with larger credit needs;

•	the expectation that the combined entity will have superior future earnings and prospects compared to Bay Banks’ earnings and prospects on an independent basis;

•	the ability of Bay Banks shareholders to benefit from the combined company’s potential growth and stock appreciation;

•	the potential for greater liquidity in the market for common stock and the opportunity for higher trading multiples of tangible book value and earnings per share of the combined company versus Bay Banks independently;

•	the Bay Banks Board’s belief that the terms of the merger are fair to and in the best interest of Bay Banks shareholders;

•	the financial analyses and other information presented by FIG Partners to the Bay Banks Board with respect to the merger and the opinion delivered to the Bay Banks Board by FIG Partners to the effect that, as of the date of that opinion, the Exchange Ratio was fair to the holders of Bay Banks common stock from a financial point of view;

•	the expectation that the merger will be immediately accretive to earnings, with a tangible book value payback of less than three years;

•	cost savings of approximately 14% of combined non-interest expense versus current levels, with estimated one-time merger-related costs of approximately $2.9 million;

•	the prices paid and the terms of other recent comparable combinations of banks and bank holding companies;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals in a timely manner; and

•	the increased legal lending limit available to borrowers by reason of the merger.

The Bay Banks Board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the challenges of integrating Bay Banks’ business, operations and employees with those of Virginia BanCorp;

•	the risk that the benefits and cost savings sought in the merger would not be fully realized;

•	the risk that the merger would not be consummated;

•	the effect of the public announcement of the merger on Bay Banks’ customer relationships and its ability to retain employees;

•	that while the merger is pending, Bay Banks will be subject to restrictions on how it conducts business that could delay or prevent Bay Banks from pursuing business opportunities or preclude it from taking actions that would be advisable if it was to remain independent; and

•	the termination fee payable, under certain circumstances, by Bay Banks to Virginia BanCorp, including the risk that the termination fee might discourage third parties from offering to acquire Bay Banks by increasing the cost of a third party acquisition.

In the judgment of the Bay Banks Board, the potential benefits of the merger outweigh these considerations.

The preceding discussion of the information and factors considered by the Bay Banks Board is not intended to be exhaustive, but, rather, includes all of the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Bay Banks shareholders approve the merger agreement, the Bay Banks Board did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, the Bay Banks Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. The Bay Banks Board based its determination on the totality of the information presented.

The Bay Banks Board unanimously determined that the merger agreement is in the best interests of Bay Banks and its shareholders. Accordingly, the Bay Banks Board unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the merger proposal.

Opinion of Bay Banks’ Financial Advisor

FIG Partners delivered to the Bay Banks Board its opinion dated November 2, 2016 that, based upon and subject to the various considerations set forth in its written opinion, the Exchange Ratio was fair to the shareholders of Bay Banks from a financial point of view. In requesting FIG Partners’ advice and opinion, no limitations were imposed by Bay Banks upon FIG Partners with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of FIG Partners, which describe the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B to this joint proxy statement/prospectus. Bay Banks shareholders should read this opinion in its entirety.

FIG Partners is a nationally recognized investment banking firm and, as part of its investment banking business, it values financial institutions in connection with mergers and acquisitions, private placements and for other purposes. As a specialist in securities of financial institutions, FIG Partners has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The Bay Banks Board selected FIG Partners to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

FIG Partners will receive a fee from Bay Banks for performing its financial advisory services in connection with the merger and rendering a written opinion to the Bay Banks Board as to the fairness of the Exchange Ratio, from a financial point of view, to Bay Banks shareholders; a portion of which is contingent upon the consummation of the merger. Further, Bay Banks has agreed to indemnify FIG Partners against any claims or liabilities arising out of FIG Partners’ engagement by Bay Banks. As part of its investment banking business, FIG Partners is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, FIG Partners has experience in, and knowledge of, the valuation of banking institutions. This opinion has been reviewed by FIG Partners’ compliance officer consistent with internal policy. FIG Partners provided certain services to Bay Banks during the prior two years, and received compensation from Bay Banks for such services. FIG Partners has not had a material relationship with or received compensation from Virginia BanCorp during the prior two years.

FIG Partners’ opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio, and, as such, does not constitute a recommendation to any Bay Banks shareholder as to how the shareholder should vote at the Bay Banks special meeting. The summary of the opinion of FIG Partners set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by FIG Partners in connection with its fairness opinion. Certain analyses were confirmed in a presentation to the Bay Banks Board by FIG Partners. The summary set forth below does not purport to be a complete description of either the analyses performed by FIG Partners in rendering its opinion or the presentation delivered by FIG Partners to the Bay Banks Board, but it does summarize all of the material analyses performed and presented by FIG Partners.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, FIG Partners did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. FIG Partners may have given various analyses more or less weight than other analyses. Accordingly, FIG Partners believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors, could create an incomplete view of the process underlying the analyses set forth in its report to the Bay Banks Board and its fairness opinion.

In performing its analyses, FIG Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Bay Banks. The analyses performed by FIG Partners are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FIG Partners’ analysis of the fairness of the Exchange Ratio, from a financial point of view, to Bay Banks shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. FIG Partners’ opinion does not address the relative merits of the merger as compared to any other business combination in which Bay Banks might engage. In addition, as described above, FIG Partners’ opinion was one of many factors taken into consideration by the Bay Banks Board in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, FIG Partners reviewed and analyzed material bearing upon the financial and operating conditions of Bay Banks and Virginia BanCorp and material prepared in connection with the merger, including, among other things, the following:

(i)	reviewed the merger agreement and terms of the merger;

(ii)	reviewed certain documents filed with the SEC by Bay Banks;

(iii)	reviewed the audited financial statements for Bay Banks and Virginia BanCorp for the years 2015 and 2014;

(iv)	reviewed certain historical publicly available business and financial information concerning Bay Banks and Virginia BanCorp including, among other things, quarterly reports filed by the parties with the FDIC and the Federal Reserve;

(v)	reviewed certain internal financial statements and other financial and operating data concerning Bay Banks and Virginia BanCorp;

(vi)	reviewed recent trading activity and the market for Bay Banks common stock;

(vii)	analyzed certain financial projections prepared by the management of Bay Banks and Virginia BanCorp;

(viii)	held discussions with members of the senior management of Bay Banks and Virginia BanCorp for the purpose of reviewing the future prospects of Bay Banks and Virginia BanCorp, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the merger;

(ix)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that FIG Partners considered relevant; and

(x)	performed such other analyses and considered such other factors as FIG Partners deemed appropriate.

FIG Partners also took into account its assessment of general economic, market and financial conditions and its experience in other transactions as well as its knowledge of the banking industry and its general experience in securities valuation.

In rendering this opinion, FIG Partners has assumed and relied on, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to it by Bay Banks and Virginia BanCorp in the discussions with Bay Banks. In that regard, FIG Partners has assumed that the financial forecasts, including, without limitation, the Synergies and projections, have been reasonably prepared on a basis reflecting the best currently-available information and judgments and estimates of Bay Banks and Virginia BanCorp, and that such forecasts will be realized in the amounts and at the times contemplated thereby. FIG Partners is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Bay Banks and Virginia BanCorp are in the aggregate adequate to cover such losses. FIG Partners was not retained to and did not conduct a physical inspection of any of the properties or facilities of Bay Banks and Virginia BanCorp. In addition, FIG Partners has not reviewed individual credit files nor has it made an independent evaluation or appraisal of the assets and liabilities of Bay Banks and Virginia BanCorp or any of their respective subsidiaries and was not furnished with any such evaluations or appraisals.

Pro Forma Financial Impact

FIG Partners compared the estimated future earnings per share (“EPS”) and tangible book value per share (“TBV”) for Bay Banks as a standalone entity to the estimated future EPS and TBV resulting from the merger. As a baseline, FIG Partners estimated future EPS and TBV for Bay Banks derived from projections developed by FIG Partners in consultation with management. FIG Partners also developed estimates of EPS and TBV for the combined company using assumptions regarding the anticipated cost savings resulting from the merger, estimated purchase accounting adjustments, estimated merger-related expenses, and standalone financial projections for Virginia BanCorp, again developed by FIG Partners with the assistance of management. Then FIG Partners compared the pro forma EPS and TBV for the combined company with the EPS and TBV for Bay Banks as a standalone entity. This analysis indicated that the merger should be accretive to Bay Banks’ estimated EPS in 2017 through 2020. The analysis also suggested that the TBV dilution resulting from the merger should be recovered in less than 3 years through higher EPS. However, the actual results achieved by Bay Banks following the merger may vary from the projected results, and the variations may be material.

Contribution Analysis

FIG Partners analyzed the relative contribution of Bay Banks and Virginia BanCorp to the pro forma balance sheet and income of the combined entity. This analysis excluded purchase accounting adjustments. To perform this analysis, FIG Partners used historical balance sheet and net income data for Bay Banks and Virginia BanCorp as of September 30, 2016. The results of FIG Partners’ analysis are set forth in the following table, which also compares the results of the analysis with the implied pro forma ownership percentages of Bay Banks’ and Virginia BanCorp’s respective shareholders in the combined company:

	Bay Banks	Virginia BanCorp
Pro Forma Ownership	51.0%	49.0%
Total Assets	59.0%	41.0%
Net Loans	58.6%	41.4%
Total Deposits	59.7%	40.3%
Tangible Common Equity(1)	52.3%	47.7%
Net Asset Value (estimated(2))	50.8%	49.2%
Net Income (trailing four quarters)	35.1%	64.9%
Net Income (year to date(3))	56.3%	43.7%

(1)	Common equity less goodwill and other intangible assets
(2)	Tangible common equity adjusted for estimated unrealized gains/(losses) in premises and equipment
(3)	Year to date net income through September 30, 2016

FIG Partners noted that the ownership interest of Bay Banks shareholders in the combined company was generally in line with Bay Banks’ contribution to the balance sheet and income statement of the combined company, particularly with regard to Bay Banks’ contribution to net income, net asset value and tangible common equity.

Comparable Transaction Analysis

FIG Partners reviewed a selected group of comparable “merger of equals” transactions announced between January 1, 2012 and October 31, 2016 that involved target banks headquartered in the U.S. with total assets between $100 million and $750 million. For purposes of the analysis, “merger of equals” was defined as transactions where the pro forma ownership of the target was at least 40% (the “Comparable Transactions”). The group was limited to targets that were either bank holding companies, commercial banks, or savings banks/thrifts, and transactions in which pricing was disclosed. This group consisted of the following eleven transactions:

Date Announced	Acquiror	Acquiror State	Target	Target State
08/29/16	Standard Financial Corp.	PA	Allegheny Valley Bancorp Inc.	PA
07/08/16	Commencement Bank	WA	Thurston First Bank	WA
05/12/16	Coastal Carolina Bancshares Inc.	SC	VistaBank	SC
02/18/16	County Bank Corp.	MI	Capac Bancorp Inc.	MI
05/13/15	River Financial Corp.	AL	Keystone Bancshares Inc.	AL
04/28/14	Commerce Union Bancshares Inc.	TN	Reliant Bank	TN
11/21/13	Franklin Financial Network Inc.	TN	MidSouth Bank	TN
08/08/13	Carolina Alliance Bank	SC	Forest Commercial Bank	NC
03/28/13	CBFH Inc.	TX	VB Texas Inc.	TX
07/05/12	HaleCo Bancshares Inc.	TX	LubCo Bancshares Inc.	TX
05/23/12	First Priority Financial Corp.	PA	Affinity Bancorp Inc.	PA

Source: SNL Financial

FIG Partners calculated the median ratios for the following relevant transaction pricing multiples for the Comparable Transactions: the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s net income for the last twelve months; the multiple of the offer value to the acquired company’s total assets; and the premium over tangible book value to core deposits. FIG Partners used these median multiples to estimate the value of Virginia BanCorp’s common stock by applying each median multiple to Virginia BanCorp’s tangible common equity, net income for the twelve months ended September 30, 2016, total assets, and core deposits as of September 30, 2016, respectively. The results of this analysis are as follows:

Dollars in thousands, except per share amounts		Comparable Transactions
Valuation Multiple	Virginia BanCorp Value ($000s)	Median Multiple		Aggregate Value ($000s)	Value Per Share(3)
Tangible common equity	$35,723	104.7%		$37,398	$9.61

LTM net income(1)	$2,546	14.9	x	$37,999	$9.76

Total assets	$325,608	12.3%		$39,985	$10.27

Core deposits(2)	$201,280	0.1%		$35,740	$9.18

	Ranges of Values:	Minimum		$35,740	$9.18
		Maximum		$39,985	$10.27

	Midpoint			$37,862	$9.72

(1)	Net income for twelve months ended September 30, 2016
(2)	Excludes certificates of deposits greater than $100,000
(3)	Based on Virginia BanCorp shares outstanding of 3,893,376 as of September 30, 2016

The comparable transactions analysis suggested a range of value of $9.18 to $10.27 per share of Virginia BanCorp common stock, with a midpoint of $9.72. FIG Partners noted that the implied value of the merger consideration of $7.60 per share (the Exchange Ratio multiplied by Bay Banks’ closing stock price of $6.45 on November 1, 2016) was less than the range of values suggested by the comparable transaction analysis. However, FIG Partners observed that merger of equals transactions typically do not involve the payment of a merger premium. So the multiples observed for the Comparable Transactions may not be meaningful to the merger.

Discounted Cash Flow Analysis

FIG Partners estimated the value of Bay Banks common stock on a standalone basis by calculating the present value of projected future cash dividends and the present value of the stock price at the end of a four-year period. The analysis was based on projections developed by FIG Partners with the assistance of Bay Banks management. In order to estimate the ending stock value, FIG Partners considered a variety of terminal values based on multiples of tangible book value and multiples of earnings at the end of the four-year period. FIG Partners applied price to tangible book value multiples ranging from 90% to 130% of Bay Banks’ estimated tangible book value in 2020 and price to earnings multiples ranging 12 to 16 times Bay Banks’ 2020 estimated earnings to derive two unique terminal values. The present value of these terminal values were then calculated based on a range of discount rates of 10% to 14%. The discount rates selected by FIG Partners were intended to reflect different assumptions regarding the required rates of return for holders of Bay Banks common stock. The present value of the terminal values was then added to the present value of the dividend stream for 2017 through 2020 to derive a total value based on discounted cash flows. The two analyses and the underlying assumptions yielded a range of values for Bay Banks common stock as follows.

		Price / Tangible Book Value Terminal Multiples—Sensitivity Table(1)
		0.90x	1.00x	1.10x	1.20x	1.30x
	10.0%	$6.97	$7.69	$8.41	$9.13	$9.86
	11.0%	$6.71	$7.40	$8.10	$8.80	$9.49
Discount Rate	12.0%	$6.46	$7.13	$7.80	$8.47	$9.14
	13.0%	$6.23	$6.87	$7.52	$8.16	$8.81
	14.0%	$6.01	$6.63	$7.25	$7.87	$8.49

		Price / Earnings Terminal Multiples—Sensitivity Table(1)
		12.0 x	13.0 x	14.0 x	15.0 x	16.0 x
	10.0%	$7.67	$8.27	$8.87	$9.47	$10.07
	11.0%	$7.38	$7.96	$8.54	$9.12	$9.70
Discount Rate	12.0%	$7.11	$7.67	$8.23	$8.78	$9.34
	13.0%	$6.86	$7.39	$7.93	$8.46	$9.00
	14.0%	$6.61	$7.13	$7.64	$8.16	$8.67

(1)	Based on Bay Banks shares outstanding of 4,774,856 as of September 30, 2016

For comparison, FIG Partners also estimated the value of the common stock of the combined company using a discounted cash flow analysis by calculating the present value of projected future cash dividends and the present value of the stock price at the end of the same four-year period. The analysis was based on FIG Partner’s projections for the combined company, including the impact of cost savings, purchase accounting adjustments, and merger-related expenses, developed with the assistance of Bay Banks management. FIG Partners applied price to tangible book value multiples ranging from 120% to 160% of the pro forma estimated tangible book value in 2020 and price to earnings multiples ranging 12 to 16 times the pro forma 2020 estimated earnings to derive two unique terminal values. The present value of these terminal values were then calculated based on a range of discount rates of 10% to 14%. The present value of the terminal values was then added to the present value of the dividend stream for 2017 through 2020 to derive a total value based on discounted cash flows. The two analyses and the underlying assumptions yielded a range of values for the common stock of the combined company as follows.

		Price / Tangible Book Value Terminal Multiples—Sensitivity Table(1)
		1.20x	1.30x	1.40x	1.50x	1.60x
	10.0%	$10.35	$11.17	$11.99	$12.82	$13.64
	11.0%	$9.97	$10.76	$11.55	$12.34	$13.13
Discount Rate	12.0%	$9.60	$10.36	$11.12	$11.88	$12.64
	13.0%	$9.25	$9.98	$10.72	$11.45	$12.18
	14.0%	$8.92	$9.62	$10.33	$11.03	$11.74

		Price / Earnings Acquisition Multiples—Sensitivity Table(1)
		12.0 x	13.0 x	14.0 x	15.0 x	16.0 x
	10.0%	$9.91	$10.69	$11.48	$12.26	$13.05
	11.0%	$9.54	$10.30	$11.05	$11.81	$12.56
Discount Rate	12.0%	$9.19	$9.92	$10.64	$11.37	$12.10
	13.0%	$8.86	$9.56	$10.26	$10.95	$11.65
	14.0%	$8.54	$9.21	$9.88	$10.56	$11.23

(1)	Based on pro forma shares outstanding of 9,361,253 as of September 30, 2016

FIG Partners noted that the per share values for the combined company derived from the discounted cash flow analysis were consistently higher than the corresponding values for Bay Banks as a standalone entity.

Comparable Company Analysis

FIG Partners used publicly available information to compare selected financial information for Bay Banks and Virginia BanCorp to a group of financial institutions selected by FIG Partners, using financial information as of the most recent quarter and market data available on October 28, 2016. The peer group consisted of 18 publicly-traded U.S. commercial banks with total assets between $300 million and $600 million, with a return on average assets over the last twelve months of less than 1.00%, and a ratio of non-performing assets to total assets less than 3.0%.

Company	Ticker	Assets (000s)	TCE/ TA(1)	NPA/ Assets(2)	LTM ROAA(3)	LTM ROAE(4)	Market Cap ($M)(5)	Price to TBV(6)	Price to EPS(7)
Bank of the James Finl Grp Inc	BOTJ	$560.0	9.1%	0.94%	0.72%	8.08%	$56.0	109.9%	14.2	x
Virginia National Bkshs Corp.	VABK	545.7	10.5	0.42	0.86	8.54	59.2	103.6	12.6
Hamilton Bancorp Inc	HBK	522.8	10.0	1.30	-0.14	-0.90	46.1	90.3	NM
HomeTown Bankshares Corp.	HMTA	505.4	9.3	2.55	0.62	6.37	52.3	108.7	19.7
Calvin B. Taylor Bankshares	TYCB	496.0	16.6	1.54	0.99	6.03	78.8	95.7	16.8
Bay Bancorp Inc.	BYBK	495.6	13.2	1.38	0.35	2.51	58.9	90.1	33.6
Pinnacle Bankshares Corp.	PPBN	422.1	8.6	0.56	0.86	9.11	31.8	88.1	9.8
First Century Bankshares Inc.	FCBS	409.9	10.1	2.89	0.61	5.44	44.9	109.7	18.0
Frederick County Bancorp	FCBI	383.3	8.1	1.94	0.55	6.62	32.8	105.9	17.1
Carolina Trust BancShares Inc.	CART	374.0	7.8	1.45	0.40	4.51	28.5	98.0	24.5
Potomac Bancshares Inc.	PTBS	370.6	8.8	2.09	0.75	7.82	28.8	88.0	11.2
Southwest VA Bkshs Inc.	SOVA	357.6	12.0	1.22	0.73	6.42	42.2	98.6	NA
PSB Holding Corp.	PSBP	353.0	7.9	2.28	0.27	3.29	18.0	64.9	20.7
Aquesta Financial Holdings	AQFH	346.5	6.7	0.59	0.65	8.32	25.1	109.2	13.0
Bank of Botetourt	BORT	344.8	9.6	2.27	0.72	7.16	26.7	80.5	11.2
First WV Bancorp Inc.	FWVB	337.4	10.8	0.94	0.58	5.51	30.9	85.6	15.7
Harford Bank	HFBK	330.2	10.5	2.96	0.58	5.39	32.4	93.7	17.9
DCB Bancshares Inc.	DCBB	310.2	8.2	1.25	0.37	4.44	18.3	72.5	16.8

Median		378.6	9.5	1.42	0.61	6.20	32.6	94.7	16.8

Bay Bank of Virginia Inc.	BAYK	468.3	8.2	2.09	0.18	2.00	30.8	80.2	NM

Virginia BanCorp, Inc.	—	325.3	10.8	1.77	0.75	6.98	—	—	—

(1)	Tangible common equity as a percentage of tangible assets
(2)	Non-performing assets as a percentage of total assets
(3)	Return on average assets over the last twelve months
(4)	Return on average equity over the last twelve months
(5)	Market capitalization of the stock in millions of dollars
(6)	Most recent stock price to most recent quarter end tangible book value per share
(7)	Most recent stock price to earnings per share for the trailing four quarters

Source: SNL Financial; most recent financial data as of October 28, 2016

No company used as a comparison in the above analysis is identical to Bay Banks or Virginia BanCorp. The peer analysis detailed above was used to compare the operating and financial performance of Bay Banks and Virginia BanCorp to companies of similar size and in similar operating markets. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves considerations and judgements concerning differences in financial and operating characteristics of the companies and of the banking environment at the time of the opinion. FIG Partners noted that the median ratios of price to tangible book value and price to earnings for the peer group were 94.7% and 16.8x, respectively. By comparison, Bay Banks common stock was trading at 80.2% of tangible book value as of October 28, 2016, which was less than the peer group median. Virginia BanCorp common stock does not trade on an exchange. So no pricing information was available for Virginia BanCorp.

For comparison, FIG Partners also considered a peer group for the combined company. FIG Partners used publicly available information to compare selected financial information for the pro forma company to a group of financial institutions selected by FIG Partners using financial information as of the most recent quarter and market data available on

October 28, 2016. The peer group consisted of 14 publicly-traded U.S. commercial banks with total assets between $700 million and $1.5 billion, with a core return on average assets over the last twelve months of 0.50% to 1.50%, and a ratio of non-performing assets to total assets less than 3.0%.

Company	Ticker	Assets (000s)	TCE/ TA(1)	NPA/ Assets(2)	LTM ROAA(3)	LTM ROAE(4)	Market Cap ($M)(5)	Price to TBV(6)	Price to EPS(7)
MVB Financial Corp.	MVBF	$1,485.0	6.0%	0.96%	0.82%	9.65%	$99.4	112.5%	10.8	x
C&F Financial	CFFI	1,425.0	NA	0.65	0.90	9.43	147.3	120.4	11.6
Eastern Virginia Bankshares	EVBS	1,314.9	NA	1.59	0.65	6.37	108.2	115.6	18.3
First United Corp.	FUNC	1,307.4	6.3	2.22	0.90	10.36	74.1	90.1	7.8
Community Financial Corp.	TCFC	1,281.9	8.1	2.16	0.58	6.69	112.8	108.5	16.4
Revere Bank	REVB	1,230.4	7.8	0.13	0.74	8.38	97.3	102.2	13.2
Shore Bancshares Inc.	SHBI	1,157.9	12.4	2.33	0.82	6.19	162.0	114.2	17.5
John Marshall Bank	JMSB	1,017.5	11.4	0.08	0.84	7.08	177.3	152.5	23.3
Howard Bancorp Inc.	HBMD	1,014.8	8.1	1.18	0.51	5.49	94.4	115.2	20.5
Old Point Financial Corp.	OPOF	897.7	10.7	1.60	0.31	2.93	103.3	107.6	37.9
Select Bancorp	SLCT	826.6	11.4	1.15	0.79	6.26	94.7	101.1	14.8
ASB Bancorp Inc.	ASBB	797.2	11.5	1.31	0.70	5.91	100.0	109.5	18.0
Four Oaks Fincorp Inc.	FOFN	713.0	9.0	1.02	0.46	5.29	75.7	118.5	22.4
First National Corp.	FXNC	712.7	6.9	0.54	0.74	10.39	57.3	116.4	11.4

Median		1,087.7	8.5	1.16	0.74	6.53	99.7	113.4	16.9

Bay Banks—Pro Forma	BAYK	794.3	9.1	1.66	0.76	7.70	60.4	83.8	10.4

(1)	Tangible common equity as a percentage of tangible assets
(2)	Non-performing assets as a percentage of total assets
(3)	Return on average assets over the last twelve months
(4)	Return on average equity over the last twelve months
(5)	Market capitalization of the stock in millions of dollars
(6)	Most recent stock price to most recent quarter end tangible book value per share
(7)	Most recent stock price to earnings per share for the trailing four quarters

Source: SNL Financial; most recent financial data as of October 28, 2016

FIG Partners noted that the median ratios of price to tangible book value and price to earnings for the pro forma peer group were 113.4% and 16.9x, respectively. FIG Partners observed that the pro forma peer group was trading at higher multiples of price to tangible book value and price to earnings than the standalone peer group. FIG Partners also noted that the multiple of price to tangible book value for the pro forma combined company would have been 83.8% and the multiple of earnings for the combined bank would have been only 10.4x including the full benefit of anticipated cost savings and purchase accounting adjustments. Both pro forma pricing ratios were well below the median pricing ratios for the pro forma peer group.

As described above, based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, FIG Partners determined that the Exchange Ratio was fair, from a financial point of view, to Bay Banks shareholders. FIG Partners’ opinion and presentation to the Bay Banks Board were among the many factors taken into consideration by the Bay Banks Board in making its determination to approve the merger, and to recommend that Bay Banks shareholders approve the merger.

Virginia BanCorp’s Reasons for the Merger; Recommendation of the Virginia BanCorp Board

In reaching its determination to approve and adopt the merger agreement and to recommend that Virginia BanCorp shareholders approve the merger agreement, the Virginia BanCorp Board consulted with Virginia BanCorp’s management and its financial and legal advisors, and considered a number of factors, including, without limitation, the following material factors:

•	the business strategy and strategic plan of Virginia BanCorp, its prospects for the future, historical and projected financial results, current competitive position and the other potential strategic alternatives available to Virginia BanCorp;

•	Bay Banks’ financial condition, earnings, business, operations, asset quality, reputation and prospects, taking into account the results of Virginia BanCorp’s due diligence investigation of Bay Banks;

•	the current and prospective economic, regulatory and competitive environments facing the financial services industry generally, including the prolonged low interest rate environment and relatively thin net interest margins, increasingly burdensome regulatory costs, the continued consolidation in the financial services industry and the competitive effects of increased consolidation on relatively smaller financial institutions such as Virginia BanCorp;

•	comparative pro forma analyses of Virginia BanCorp, Bay Banks and the combined company, and the earnings per share, dividends and capital levels of each entity;

•	the anticipated future receipt by Virginia BanCorp shareholders of an increase in aggregate annual cash dividends after completion of the merger as Bay Banks shareholders, based on the combined company’s expected dividend;

•	the shared community banking philosophies and complementary nature of the businesses of Virginia BanCorp and Bay Banks, and the anticipated improved stability of the combined company’s business and earnings in varying economic and market climates;

•	the opportunity to collectively build a more significant presence in the greater Richmond, Virginia market area, with enhanced brand recognition and awareness, while maintaining the current geographic and economic market diversity of Virginia BanCorp and Bay Banks;

•	the financial analyses reviewed and discussed with the Virginia BanCorp board of directors by PTCP, as well as the oral and written opinion of PTCP rendered to the Virginia BanCorp board of directors on November 2, 2016 that the merger consideration was fair, from a financial point of view, to the holders of Virginia BanCorp common stock;

•	the form and amount of the merger consideration, including the fact that the merger will enable Virginia BanCorp shareholders to exchange their shares of Virginia BanCorp common stock in a tax-free transaction, and that they will receive registered shares of common stock of a public company;

•	the potential for greater trading liquidity of Bay Banks common stock than Virginia Bancorp common stock currently, particularly on a combined basis;

•	the ability of Virginia BanCorp’s shareholders to benefit from Bay Banks’ potential growth and stock appreciation, since it is more likely that the combined entity will have superior future earnings and prospects compared to Virginia BanCorp’s earnings and prospects on an independent basis as the result of greater operating efficiencies and enhanced penetration of commercial and consumer banking markets;

•	the potential cost-saving opportunities resulting from the merger, which are expected to be approximately 14% of combined non-interest expense versus current levels;

•	the continued representation of Virginia BanCorp’s management on the management team and board of directors of the combined entity;

•	its belief that the merger will create a larger and more diversified and efficient organization, with a higher legal lending limit, that is better positioned to attract customers and employees;

•	the regulatory and shareholder approvals required in connection with the merger and the expectation that the approvals will be received in a timely manner and, with respect to regulatory approvals, without imposition of unacceptable conditions;

•	the long-term and short-term interests of Virginia BanCorp and its shareholders, the interests of the employees and customers of Virginia BanCorp, and community and societal considerations including those of the communities in which Virginia BanCorp maintains offices;

•	the analyses presented by LeClairRyan, Virginia BanCorp’s legal counsel, as to the structure of the merger, the merger agreement, duties of the Virginia BanCorp board of directors under applicable law, and the process that Virginia BanCorp (including its board of directors) employed in considering all potential strategic alternatives, including the merger with Bay Banks; and

•	certain structural protections included in the merger agreement, including the ability of Virginia BanCorp to terminate the merger agreement in certain circumstances.

The Virginia BanCorp Board also considered a number of risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the challenges of integrating Virginia BanCorp’s business, operations and employees with those of Bay Banks;

•	the need to obtain approval by shareholders of Virginia BanCorp and Bay Banks, as well as regulatory approvals, in order to complete the transaction;

•	the risks associated with the operations of the combined company after the merger, including the ability to achieve the anticipated cost savings;

•	the risks associated with entering into the merger agreement and the conduct of Virginia BanCorp’s business before the merger is completed, including that Virginia BanCorp will be subject to restrictions on how it conducts business that could delay or prevent Virginia BanCorp from pursuing business opportunities or preclude it from taking actions that would be advisable if it was to remain independent;

•	the impact that provisions of the merger agreement relating to the payment of a termination fee, under certain circumstances, by Virginia BanCorp to Bay Banks may have on discouraging third parties from offering to acquire Virginia BanCorp due to the increased cost of a third party acquisition;

•	the limited liquidity of Bay Banks common stock, even though it is quoted on the OTC Markets Group’s OTCQB tier; and

•	that the fixed exchange ratio, by its nature, would not adjust upwards to compensate for declines in Bay Banks’s stock price prior to the completion of the merger, meaning that Virginia BanCorp shareholders would not be protected against decreases in Bay Banks’s stock price prior to the completion of the merger; based upon its review of Bay Banks and its historical stock prices and prospects, the Virginia BanCorp board of directors believes that a fixed exchange ratio is appropriate and in the best interests of Virginia BanCorp shareholders.

In the judgment of the Virginia BanCorp Board, the potential benefits outweigh the risks and uncertainties associated with the merger.

The preceding discussion of the information and factors considered by the Virginia BanCorp Board is not intended to be exhaustive, but, rather includes the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Virginia BanCorp shareholders approve the merger agreement, the Virginia BanCorp Board did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, the Virginia BanCorp Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. The Virginia BanCorp Board based its determination on the totality of the information presented.

The Virginia BanCorp Board unanimously determined that the merger agreement is in the best interests of Virginia BanCorp and its shareholders. Accordingly, the Virginia BanCorp Board unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the Virginia BanCorp merger proposal.

Opinion of Virginia BanCorp’s Financial Advisor

On November 2, 2016, PTCP rendered to the Virginia BanCorp Board its written opinion with respect to the fairness, from a financial point of view, to the holders of Virginia BanCorp common stock, of the merger consideration pursuant to the merger agreement.

PTCP’s opinion was directed to the Virginia BanCorp Board and only addressed the fairness, from a financial point of view, to the holders of Virginia BanCorp common stock, of the merger consideration and did not address any other aspect or implication of the merger. The references to PTCP’s opinion in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of PTCP’s written opinion, which is included as Appendix C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by PTCP in preparing its opinion. However, neither PTCP’s opinion, nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to the Virginia BanCorp Board or any shareholder of Virginia BanCorp as to how to act or vote with respect to any matter relating to the merger agreement or otherwise. PTCP’s opinion was furnished for the use and benefit of the Virginia BanCorp Board (in its capacity as such) in connection with its evaluation of the merger.

In issuing its opinion, among other things, PTCP:

(i)	reviewed a draft, dated November 2, 2016, of the merger agreement;

(ii)	reviewed certain publicly available business and financial information relating to Virginia BanCorp and Bay Banks;

(iii)	reviewed certain other business, financial and operating information relating to Virginia BanCorp and Bay Banks provided to PTCP by the management of Virginia BanCorp and the management of Bay Banks, including financial forecasts for Virginia BanCorp for the 2016 to 2021 fiscal years ending December 31, and financial forecasts for Bay Banks for the 2016 to 2021 fiscal years ending December 31;

(iv)	met with, either by phone or in person, certain members of the management of Virginia BanCorp and Bay Banks to discuss the business and prospects of Virginia BanCorp and Bay Banks and the proposed merger;

(v)	reviewed and compared certain financial metrics of Virginia BanCorp with certain financial metrics of Bay Banks that PTCP deemed relevant;

(vi)	reviewed certain financial data of Virginia BanCorp and Bay Banks, and compared that data with similar data for companies with publicly traded equity securities that PTCP deemed relevant; and

(vii)	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that PTCP deemed relevant.

In connection with its review, PTCP has not independently verified any of the foregoing information and PTCP has assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for Virginia BanCorp and Bay Banks that PTCP used in its analyses, the management of Virginia BanCorp has advised PTCP, and it has assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Virginia BanCorp and Bay Banks as to the future financial performance of Virginia BanCorp and Bay Banks, respectively, and PTCP expresses no opinion with respect to such estimates or the assumptions on which they are based. PTCP has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Virginia BanCorp and Bay Banks since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to PTCP that would be material to its analyses or its opinion, and that there is no information or any facts that would make any of the information reviewed by PTCP incomplete or misleading. PTCP has also assumed, with Virginia BanCorp’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Virginia BanCorp, Bay Banks or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or provision thereof that would be material to PTCP’s analyses or its opinion. PTCP has assumed, with Virginia BanCorp’s consent, that the merger agreement, when executed by the parties thereto, conformed to the draft reviewed by PTCP in all respects material to its analyses.

PTCP’s opinion only addresses the fairness, from a financial point of view, of the merger consideration to the holders of Virginia BanCorp common stock in the manner set forth in the full text of its opinion, which is included as Appendix C of this joint proxy statement/prospectus and the opinion does not address any other aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection with the merger or otherwise, including, without limitation, the amount or nature of, or any other aspect relating to, any compensation to any officers, trustees, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise.

The issuance of PTCP’s opinion was approved by an authorized internal committee of PTCP.

PTCP’s opinion was necessarily based upon information made available to it as of the date the opinion was delivered of November 2, 2016, and financial, economic, market and other conditions as they existed and could be evaluated on the date the opinion was delivered. PTCP has no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date the opinion was delivered. PTCP’s opinion does not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Virginia BanCorp, nor does it address the underlying business decision of Virginia BanCorp or the Virginia BanCorp Board to approve, recommend or proceed with the merger. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, PTCP has relied on, with Virginia BanCorp’s consent, advice of the outside counsel and the independent accountants of Virginia BanCorp, and on the assumptions of the management of Virginia BanCorp, as to all legal, regulatory, accounting, insurance and tax matters with respect to Virginia BanCorp, Bay Banks, and the merger.

In preparing its opinion to the Virginia BanCorp Board, PTCP performed a variety of analyses, including those described below. The summary of PTCP’s analyses is not a complete description of the analyses underlying PTCP’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither PTCP’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. PTCP arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, PTCP believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, PTCP considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, PTCP did not make separate or quantifiable judgments regarding individual analyses. The implied value reference ranges indicated by PTCP’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Virginia BanCorp’s control, Bay Banks’ control and the control of PTCP. Much of the information used in, and accordingly the results of, PTCP’s analyses are inherently subject to substantial uncertainty.

PTCP’s opinion and analyses were provided to the Virginia BanCorp Board in connection with its consideration of the proposed merger and were among many factors considered by the Virginia BanCorp Board in evaluating the proposed merger. Neither PTCP’s opinion nor its analyses were determinative of the merger consideration or of the views of the Virginia BanCorp Board with respect to the proposed merger.

The following is a summary of the material financial analyses performed in connection with PTCP’s opinion rendered to the Virginia BanCorp Board on November 2, 2016. No company used in the analyses described below is identical or directly comparable to Virginia BanCorp, Bay Banks or the proposed transaction. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of PTCP’s analyses.

Relative Contribution Analysis

PTCP considered certain operating and financial metrics of Virginia BanCorp and Bay Banks and reviewed the relative contribution of Virginia BanCorp and Bay Banks to certain operating and financial metrics of the combined company. PTCP used actual financial results as of and for the nine months ended September 30, 2016, and projected net income results for Virginia BanCorp for 2016 to 2018 based on the financial forecasts prepared by Virginia BanCorp management and projected net income results for Bay Banks for 2016 to 2018 based on financial forecasts prepared by Bay Banks management and approved by Virginia BanCorp management. For purposes of this contribution analysis, core deposits included all deposits except for brokered deposits and time deposits greater than $100,000. The relative contribution analysis did not give effect to the impact of any synergies resulting from the proposed merger.

The results of the relative contribution analysis are summarized below.

	Contribution
	Virginia BanCorp	Bay Banks	Implied Exchange Ratio
Total Assets	41.0%	59.0%	0.8528x
Gross Loans	41.5%	58.5%	0.8695x
Total Deposits	40.3%	59.7%	0.8263x
Core Deposits	39.0%	61.0%	0.7853x
Tang. Common Equity	47.7%	52.3%	1.1193x
Tang. Common Equity Plus ALLL	47.5%	52.5%	1.1086x
2016YTD Net Income	43.7%	56.3%	0.9510x
2016E Net Income	47.7%	52.3%	1.1165x
2017E Net Income	46.6%	53.4%	1.0682x
2018E Net Income	46.2%	53.8%	1.0512x

Proposed Exchange Ratio			1.1780x

Selected Public Companies Analysis

PTCP considered certain financial information for Virginia BanCorp and Bay Banks and compared it with selected companies whose equity is publicly traded that PTCP deemed relevant. The selected companies included banks headquartered in Virginia, Maryland, or North Carolina with total assets between $250 million and $750 million, YTD ROAA between 0.25% and 1.00%, NPAs / assets less than 3.00%, and an average daily trading volume of at least 50 shares per day over the last 90 days. The selected companies were selected because they were deemed similar to each of Virginia BanCorp and Bay Banks in one or more respects. Except as described above, no specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. PTCP identified a sufficient number of companies for purposes of its analysis but may not have included all publicly traded companies that might be deemed comparable to Virginia BanCorp and Bay Banks. The 22 selected companies used in this analysis included:

•	Four Oaks Fincorp, Inc.—Four Oaks, NC

•	First National Corporation—Strasburg, VA

•	Eagle Financial Services, Inc.—Berryville, VA

•	Fauquier Bankshares, Inc.—Warrenton, VA

•	Bank of the James Financial Group—Lynchburg, VA

•	Uwharrie Capital Corp—Albemarle, NC

•	MainStreet Bancshares, Inc.—Fairfax, VA

•	HomeTown Bankshares Corporation—Roanoke, VA

•	Freedom Bank of Virginia—Fairfax, VA

•	Farmers Bankshares, Inc.—Windsor, VA

•	Glen Burnie Bancorp—Glen Burnie, MD

•	Pinnacle Bankshares Corporation—Altavista, VA

•	Carolina Trust BancShares, Inc.—Lincolnton, NC

•	Frederick County Bancorp, Inc.—Frederick, MD

•	Oak Ridge Financial Services, Inc.—Oak Ridge, NC

•	Little Bank, Inc.—Kinston, NC

•	KS Bancorp, Inc.—Smithfield, NC

•	Bank of Botetourt—Buchanan, VA

•	Aquesta Financial Holdings, Inc.—Cornelius, NC

•	Harford Bank—Aberdeen, MD

•	New Windsor Bancorp, Inc.—New Windsor, MD

•	Blue Ridge Bankshares, Inc.—Luray, VA

PTCP reviewed financial data for the selected companies, including trading value to tangible book value and trading value to year-to-date annualized (YTD) earnings. Furthermore, PTCP applied the average and median multiples of the selected companies to corresponding financial data for each of Virginia BanCorp and Bay Banks as of September 30, 2016. PTCP reviewed the ranges of implied per share prices and calculated a range of implied exchange ratios by dividing the higher implied per share price of Virginia BanCorp by the lower implied per share price of Bay Banks to determine the high implied exchange ratio, and by dividing the lower implied per share price of Virginia BanCorp by the higher implied per share price of Bay Banks to calculate the low implied exchange ratio. PTCP also derived the midpoint of each exchange ratio range. The results of the selected public companies analysis are summarized below.

	Implied Per Share Value Indicated by Financial Data				Implied Exchange Ratio Virginia BanCorp / Bay Banks
	Virginia BanCorp		Bay Banks
	Avg.	Median	Avg.	Median	Low/High	Midpoint	High/Low
Price/Tangible Book Value	$9.71	$9.79	$8.67	$8.75	1.1099x	1.1196x	1.1292x
Price/YTD Annualized EPS	8.73	7.35	9.24	7.77	0.7956x	0.9596x	1.1235x

Proposed Exchange Ratio							1.1780x

Dividend Discount Analysis

PTCP analyzed the discounted present value of Virginia BanCorp’s projected free cash flows to equity for the years ending December 31, 2016 through December 31, 2021 on a standalone basis. PTCP also analyzed the discounted present value of the combined company’s projected free cash flows to equity for the years ending December 31, 2016 through December 31, 2021. PTCP calculated cash flows based on dividendable tangible common equity, which is defined as the tangible common equity in excess of a minimum 8.0% tangible common equity to tangible assets ratio. This analysis was based on the financial forecasts for Virginia BanCorp prepared by Virginia BanCorp management, financial forecasts for Bay Banks prepared by Bay Banks management and approved for use in this analysis by Virginia BanCorp management, and other assumptions related to the merger provided by Virginia BanCorp management.

PTCP applied a price to earnings multiples of 14.1x, which is consistent with the median price to earnings multiple of the selected companies in the preceding selected companies analysis, to each of Virginia BanCorp’s and the combined company’s projected calendar year 2021 net income in order to derive projected terminal values at December 31, 2021. The projected cash flows and terminal values were discounted at 13.50%, which reflected the cost of equity capital using a discount rate build-up method based on the sum of the risk-free free rate, industry equity risk premium, size premium, and specific company risk factors. The resulting present value for Virginia BanCorp was divided by the number of common shares outstanding in order to arrive at a present value per share of common stock for Virginia BanCorp. The resulting present value for the combined company was divided by the pro forma number of common shares outstanding in order to arrive at a present value per share of common stock for Bay Banks, which was then multiplied by the proposed exchange ratio of 1.1780x in order to arrive at a present value per share of common stock for Virginia BanCorp. The results of the dividend discount analysis are summarized below.

Implied Per Share Value of Virginia BanCorp on a Standalone Basis	$10.61
Implied Per Share Value of Virginia BanCorp on a Pro Forma Basis at the Proposed Exchange Ratio of 1.1780x	$12.36

Other Matters

Virginia BanCorp engaged PTCP as its financial advisor in connection with the potential merger based on PTCP’s experience, reputation, and familiarity with Virginia BanCorp’s business. PTCP has an investment banking division and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. PTCP will receive a customary investment banking fee for its services, a portion of which became due upon delivery of this opinion with the remainder contingent upon the consummation of the merger. In addition, Virginia BanCorp has agreed to indemnify PTCP and certain related parties for certain liabilities arising out of or related to the engagement and to reimburse PTCP for certain expenses incurred in connection with its engagement.

PTCP is a broker-dealer engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, PTCP and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Virginia BanCorp, Bay Banks and certain of their affiliates as well as provide investment banking and other financial services to such companies and entities.

Certain Unaudited Prospective Financial Information

Bay Banks and Virginia BanCorp do not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Bay Banks and Virginia BanCorp are including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to each other and to their financial advisors in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Bay Banks, Virginia BanCorp, FIG Partners, PTCP, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Bay Banks’ and Virginia BanCorp’s respective management teams approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Bay Banks’ and Virginia BanCorp’s business, all of which are difficult to predict and many of which are beyond Bay Banks’ and Virginia BanCorp’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Bay Banks and Virginia BanCorp can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Bay Banks’ and Virginia BanCorp’s business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules, and the certain other market and operations risks similar to those set forth in the section entitled, “Risk Factors,” beginning on page 25 and “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 37.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Bay Banks’ and Virginia BanCorp’s respective historical GAAP financial statements. Neither Bay Banks’ nor Virginia BanCorp’s auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Bay Banks and Virginia BanCorp can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Bay Banks and Virginia BanCorp do not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Bay Banks or Virginia BanCorp, as applicable, of the merger and does not attempt to predict or suggest future results of Bay Banks or Virginia BanCorp. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by Bay Banks as a result of the merger, the effect on either Bay Banks or Virginia BanCorp, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Bay Banks or Virginia BanCorp, as applicable, of any possible failure of the merger to occur. None of Bay Banks, Virginia BanCorp, FIG Partners, PTCP or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Bay Banks or Virginia BanCorp shareholder or other person regarding Bay Banks’ or Virginia BanCorp’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by Bay Banks or Virginia BanCorp that it is viewed as material information of Bay Banks or Virginia BanCorp, as applicable, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger proposal, but is being provided solely because it was made available to each party and to their financial advisors in connection with the merger.

In light of the foregoing, and considering that the Bay Banks and Virginia BanCorp special meetings will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Bay Banks and Virginia BanCorp shareholders are cautioned not to place unwarranted reliance on such information, and Bay Banks and Virginia BanCorp urges all shareholders to review Bay Banks’ and Virginia BanCorp’s respective financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of Bay Banks’ and Virginia BanCorp’s business and financial results.

Bay Banks. The following table presents a summary of selected Bay Banks unaudited prospective financial data as of and for the periods presented (dollars in millions):

	2016	2017	2018
Balance Sheet
Total assets	$470.9	$518.6	$570.4
Total loans	387.3	426.0	468.6
Total deposits	369.7	407.7	449.8
Total stockholders’ equity	43.8	47.5	51.9

Income Statement
Net interest income	$14.8	$16.2	$17.8
Provision for loan losses	0.7	0.7	0.8
Total noninterest income	3.6	3.9	4.1
Total noninterest expense	13.6	14.2	14.8
Tax provision	1.1	1.5	1.8
Net income	3.0	3.7	4.5

Virginia BanCorp. The following table presents a summary of selected Virginia BanCorp unaudited prospective financial data as of and for the periods presented (dollars in millions):

	2016	2017	2018
Balance Sheet
Total assets	$343.6	$416.9	$469.9
Total loans	280.6	329.3	381.5
Total deposits	266.2	294.0	324.7
Total stockholders’ equity	35.7	38.4	41.9

Income Statement
Net interest income	$10.5	$12.5	$14.0
Provision for loan losses	0.4	0.6	0.6
Total noninterest income	0.9	0.9	0.9
Total noninterest expense	8.0	8.4	8.7
Tax provision	0.9	1.4	1.8
Net income	2.1	3.0	3.8

Virginia BanCorp’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the Virginia BanCorp Board that Virginia BanCorp shareholders approve the merger, Virginia BanCorp shareholders should be aware that Virginia BanCorp’s directors and executive officers have arrangements that are different from, or are in addition to, those of Virginia BanCorp shareholders generally. The Virginia BanCorp Board was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Virginia BanCorp shareholders vote in favor of approving the merger agreement.

Appointment of Individuals to the Boards of Directors of Bay Banks and the Surviving Bank

Pursuant to the merger agreement, Bay Banks will appoint certain Virginia BanCorp directors to the Bay Banks Board effective upon consummation of the merger. Each of Lawrence N. Ashworth, James B. McNeer, C. Frank Scott, III, Larry C. Tucker and James P. VanLandingham will be appointed to Bay Banks’ board of directors to serve in such capacity until the next annual meeting of shareholders of Bay Banks following the Effective Time, and, provided that such persons continue to meet the standards for directors of Bay Banks, Bay Banks will nominate such persons for reelection at such annual meeting. If nominated, each of Messrs. Ashworth and McNeer will be nominated to serve an initial term of one year, each of Messrs. Tucker and VanLandingham will be nominated to serve an initial term of two years, and Mr. Scott will be nominated to serve an initial term of three years. Mr. Scott will also be appointed as Chairman of the Bay Banks Board effective at the Effective Date. In connection with the foregoing appointments, Bay Banks has agreed to amend its bylaws upon consummation of the merger to provide that the mandatory retirement age set forth therein shall not apply to the foregoing directors at the 2017 annual meeting of shareholders and for the remainder of the term for which such director is elected by shareholders at the 2017 annual meeting.

In addition, each of the directors of Virginia Commonwealth Bank at the Effective Time will be appointed as directors of the Surviving Bank.

Each of the Virginia BanCorp directors that will serve on the board of directors of Bay Banks and/or the Surviving Bank has signed an agreement providing that such individual will not engage in activities competitive with Bay Banks until the later of the date that is one year following the merger or the date on which he or she ceases to be a member on such board.

The directors of Virginia BanCorp that will serve on the Bay Banks Board will be compensated in accordance with Bay Bank’s director compensation policy as then in effect. Non-employee directors of Bay Banks currently receive a $7,000 annual retainer, with the exception of the Chairman, who will receive a $12,000 annual retainer. They also receive $500 for each meeting of Bay Banks Board attended, and, for non-employee directors only, $300 for each committee meeting attended. Mr. Scott, who will be an employee of Bay Banks and Chairman of the Bay Banks Board upon completion of the merger, is expected to receive the Chairman’s annual retainer and fees for attending meetings of the Bay Banks and Surviving Bank boards of directors, but not for attending committee meetings. Similarly, Mr. Greene, who will remain an employee and a director of Bay Banks upon completion of the merger, is expected to receive the annual retainer for directors and fees for attending meetings of the Bay Banks and Surviving Bank boards of directors, but not for attending committee meetings. Bay Banks also has a nonqualified Directors Deferred Compensation Plan which allows for the deferral of pre-tax income associated with the payment of cash fees and retainers. Directors may elect to defer all or a portion of their director fees and retainers under this plan. Non-employee directors also are eligible to receive restricted stock and stock options under Bay Banks’ 2013 Stock Incentive Plan.

For more information, including biographical information for the directors of Bay Banks following the merger, see the section entitled, “Management of Bay Banks Following the Merger,” beginning on page 96.

Employment with Bay Banks Following the Merger

Bay Banks will appoint the following officers of Virginia BanCorp to officer positions with Bay Banks and/or the Surviving Bank, effective upon consummation of the merger, as set forth below:

•	C. Frank Scott, III, currently President and Chief Executive officer of Virginia BanCorp and Virginia Commonwealth Bank, will serve as President of the Surviving Bank;

•	C. Rodes Boyd, Jr., currently Executive Vice President and Chief Banking Officer of Virginia Commonwealth Bank, will serve as Executive Vice President of Bay Banks and Executive Vice President and Chief Lending Officer of the Surviving Bank; and

•	James A. Wilson, Jr., currently Vice President and Treasurer of Virginia BanCorp and Executive Vice President, Treasurer and Chief Financial Officer of Virginia Commonwealth Bank, will serve as Executive Vice President and Chief Financial Officer of Bay Banks and the Surviving Bank.

In connection with entering into the merger agreement, Bay Banks has entered into employment agreements with these officers that will be effective upon the consummation of the merger. Virginia BanCorp currently has employment agreements with C. Frank Scott, III, C. Rodes Boyd, Jr. and James A. Wilson, Jr. that will be superseded by the new employment agreements with Bay Banks, effective upon the consummation of the merger.

Bay Banks Employment Agreement with C. Frank Scott, III. Under the terms of the employment agreement with Mr. Scott, dated November 2, 2016, Mr. Scott will be employed as President of the Surviving Bank, effective upon consummation of the merger. The term of the agreement will commence upon closing of the merger and will expire on the third anniversary thereof, unless earlier terminated or extended as provided therein. The term will be extended for an additional year unless either party gives at least three months prior notice to the other prior to the end of the original term. Mr. Scott will receive an initial base salary of not less than $219,681 and may receive base salary increases and incentive, bonus compensation or other compensation in the amounts determined by the Board of Directors of the Surviving Bank. Mr. Scott also will be eligible to participate in Bay Banks’ long-term and short-term incentive plans and in cash and non-cash employee benefit plans and will be provided with use of a bank-owned automobile and reimbursement for certain expenses.

Mr. Scott’s agreement also provides for the termination of his employment at any time by Bay Banks for other than “Cause” or by Mr. Scott for “Good Reason” (as those terms are defined in his agreement). Upon termination under either of these circumstances and provided that Mr. Scott releases and waives his claims against Bay Banks as provided in his agreement, Mr. Scott will be entitled to the following:

•	a monthly amount equal to one-twelfth of his annual base salary in each month for the remainder of the term of his agreement;

•	any bonus or other short-term incentive compensation earned, but not yet paid, for the year prior to the year in which his employment terminates; and

•	if Mr. Scott so elects, continued participation in Bay Banks’ group health and dental plans for the period in which payments are made above and payment by Bay Banks of its portion of premiums in effect at the date of termination.

If within one year after a “Change in Control” (as defined in his agreement), Mr. Scott’s employment is terminated without Cause or if he resigns for Good Reason, Mr. Scott will be entitled to receive a lump sum cash payment equal to two times the sum of his base salary and most recent annual bonus (in each case, as of the date of termination or, if greater, as of the Change in Control) and continued participation in benefit plans as described above for a period of two years.

Bay Banks Employment Agreement with C. Rodes Boyd, Jr. Under the terms of the employment agreement with Mr. Boyd, dated November 2, 2016, Mr. Boyd will be employed as Executive Vice President of Bay Banks and Executive Vice President and Chief Lending Officer of the Surviving Bank, effective upon consummation of the merger. The term of the agreement will commence upon closing of the merger and will expire on the second anniversary thereof, unless earlier terminated or extended as provided therein. The term automatically will renew for successive two year terms, unless either party gives at least three months prior notice to the other. Mr. Boyd will receive an initial base salary of not less than $171,458 and may receive base salary increases and incentive, bonus compensation or other compensation in the amounts determined by the Board of Directors of the Surviving Bank. Mr. Boyd will be eligible to participate in Bay Banks’ long-term and short-term incentive plans and in cash and non-cash employee benefit plans and will be provided with reimbursement for certain expenses.

Mr. Boyd’s agreement also provides for the termination of his employment at any time by Bay Banks for other than “Cause” or by Mr. Boyd for “Good Reason” (as those terms are defined in his agreement). Upon termination under either of these circumstances and provided that Mr. Boyd releases and waives his claims against Bay Banks as provided in his agreement, Mr. Boyd will be entitled to the following:

•	an amount equal to the greater of (i) a monthly amount equal to one-twelfth of his annual base salary in each month for the remainder of the term of his agreement, or (ii) a monthly amount equal to one-twelfth of his annual base salary for a period of one year;

•	any bonus or other short-term incentive compensation earned, but not yet paid, for the year prior to the year in which his employment terminates; and

•	if Mr. Boyd so elects, continued participation in Bay Banks’ group health and dental plans for the period in which payments are made above and payment by Bay Banks of its portion of premiums in effect at the date of termination.

If within one year after a “Change in Control” (as defined in his agreement), Mr. Boyd’s employment is terminated without Cause or if he resigns for Good Reason, Mr. Boyd will be entitled to receive a lump sum cash payment equal to two times the sum of his base salary and most recent annual bonus (in each case, as of the date of termination or, if greater, as of the Change in Control) and continued participation in benefit plans as described above for a period of two years.

Mr. Boyd also will be subject, in certain circumstances, to non-competition and non-solicitation restrictions for a period of two years following the termination of his employment.

Bay Banks Employment Agreement with James A. Wilson, Jr. Under the terms of the employment agreement with Mr. Wilson, dated November 2, 2016, Mr. Wilson will be employed as Executive Vice President and Chief Financial Officer of Bay Banks and the Surviving Bank, effective upon consummation of the merger. Mr. Wilson’s employment agreement is substantially the same as Mr. Boyd’s employment agreement with Bay Banks, except that Mr. Wilson’s initial salary will be $144,668.

For more information, including biographical information for the executive officers of Bay Banks following the merger, see the section entitled, “Management of Bay Banks Following the Merger,” beginning on page 96.

Indemnification and Insurance

Bay Banks has agreed to indemnify the officers and directors of Virginia BanCorp and Virginia Commonwealth Bank against certain liabilities arising before the Effective Date. Bay Banks also has agreed to purchase a six year “tail” insurance policy, of at least the same coverage and amounts and on terms no less advantageous as Virginia BanCorp’s existing director’s and officer’s liability insurance, for the current officers and directors of Virginia BanCorp, subject to a cap on the cost of such policy equal to 300% of the current amount expended by Virginia BanCorp.

Trading Markets

Bay Banks common stock is quoted on the OTC Markets Group’s OTCQB tier under the symbol “BAYK” and transactions generally involve a small number of shares. There were 4,774,856 shares of Bay Banks’ common stock outstanding at the close of business on January 20, 2017, which were held by 587 shareholders of record.

There is no established public trading market for Virginia BanCorp common stock, which shares have traded only infrequently in private transactions. There were 3,893,376 shares of Virginia BanCorp’s common stock outstanding at the close of business on January 20, 2017, which were held by 384 holders of record.

Appraisal Rights

Virginia BanCorp shareholders will have the right to assert appraisal rights with respect to the merger and demand in writing to be paid the fair value of their shares of Virginia BanCorp common stock under applicable provisions of Virginia law following consummation of the merger by Bay Banks as the surviving company following the merger. In order to exercise and perfect appraisal rights, you must generally give written notice of your intent to demand payment for your shares to Virginia BanCorp before the vote is taken on the merger at the Virginia BanCorp special meeting and you must not vote in favor of the merger. A copy of the applicable Virginia statutory provisions is included in this joint proxy statement/prospectus as Appendix D.

The following is only a summary of the rights of a dissenting Virginia BanCorp shareholder, is not a complete statement of law pertaining to appraisal rights under the Virginia Stock Corporation Act, and is qualified in its entirety by reference to the full text of the provisions of the Virginia Stock Corporation Act pertaining to appraisal rights, a copy of which is attached as Appendix D hereto and incorporated into this discussion by reference. If you intend to exercise your right to dissent, you should carefully review the following summary and comply with all requirements of the Virginia Stock Corporation Act. You should also consult with your attorney. No further notice of the events giving rise to appraisal rights will be furnished to you by Bay Banks.

The Virginia Stock Corporation Act provides in detail the procedure you must follow if you wish to exercise your appraisal rights. In summary, to exercise appraisal rights:

•	you must deliver to Virginia BanCorp before the vote on the merger agreement is taken at the special meeting of Virginia BanCorp, written notice of your intent to demand payment for your shares if the merger is completed; and

•	you must not vote your shares in favor of the merger agreement at the Virginia BanCorp special meeting.

In other words, you do not have to vote against the merger agreement, or even vote at all, in order to exercise appraisal rights, but you may not vote in favor of the merger agreement, and in all cases you must give the required written notice. If you fail to satisfy these requirements, you will not be entitled to exercise appraisal rights or to receive payment for your shares under the provisions of the Virginia Stock Corporation Act pertaining to appraisal rights. Even if you vote against the merger agreement (either in person or by proxy), you still must send the required notice of intent in order to exercise appraisal rights. You should remember that, as described in the section entitled, “Virginia BanCorp Special Meeting of Shareholders—Voting of Proxies,” beginning on page 45, if you return a signed proxy card but fail to provide instructions as to the manner in which your shares are to be voted, you will be considered to have voted in favor of the merger agreement and you will not be able to assert appraisal rights. If you do not return a proxy card or otherwise vote at all at the Virginia BanCorp special meeting, you will not be treated as waiving your appraisal rights as long as you have given the required notice of intent as described above.

If you intend to assert your appraisal rights, your notice of intent should be mailed or delivered to Virginia BanCorp’s corporate secretary at Virginia BanCorp’s corporate office located at 1965 Wakefield Street, Petersburg, Virginia 23805, or it may be hand delivered to Virginia BanCorp’s corporate secretary at the Virginia BanCorp special meeting (before the voting on the merger agreement begins). Notice of intent is effective at the earliest of the following:

•	when received by Virginia BanCorp at its address prior to the Virginia BanCorp special meeting;

•	five days after its deposit in the United States mail, as evidenced by the postmark, if mailed postage prepaid and correctly addressed to Virginia BanCorp at its address prior to the Virginia BanCorp special meeting; or

•	on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and if the receipt is signed by or on behalf of Virginia BanCorp prior to the Virginia BanCorp special meeting.

If you deliver a timely notice of intent, do not vote in favor of the merger agreement and the merger agreement is approved by Virginia BanCorp shareholders at the Virginia BanCorp special meeting (or at any adjournment of the Virginia BanCorp special meeting) and by Bay Banks shareholders at the Bay Banks special meeting (or any adjournment of the Bay

Banks special meeting), then, within ten days following the Effective Date, Bay Banks, as the company surviving the merger, will send you a written notice called an appraisal notice, by first-class mail, postage prepaid, to your address shown in Virginia BanCorp’s current record of shareholders, as long as you have satisfied the requirements to exercise appraisal rights. The appraisal notice will include another copy of the provisions of the Virginia Stock Corporation Act, pertaining to appraisal rights and will:

•	include a form you can use for demanding payment that will (i) specify the first date of any announcement to Virginia BanCorp shareholders and Bay Banks shareholders of the terms of the merger, (ii) require you to certify whether you acquired beneficial ownership of your shares of Virginia BanCorp common stock before that date, and (iii) require you to certify that you did not vote for or consent to the merger;

•	state where your Virginia BanCorp share certificates must be deposited and the date by which those certificates must be deposited;

•	specify where the form described above must be sent and the date by which Bay Banks must receive the form (which may not be fewer than 40 nor more than 60 days after the date of mailing of the appraisal notice), and state that you will have waived the right to demand appraisal with respect to your shares unless the form is received by Bay Banks by such date;

•	state Bay Banks’ estimate of the fair value of the shares;

•	state that, if requested in writing, Bay Banks will provide, to the shareholder, within 10 days after the date by which Bay Banks must receive the form, the number of shareholders who returned the form by the specified date and the total number of shares owned by them; and

•	state the date by which the notice to withdraw must be received, which date must be within 20 days after the date by which Bay Banks must receive the form.

After receipt of the appraisal notice, you must deliver to Bay Banks a written payment demand and, in the case of certificated shares, deposit your Virginia BanCorp share certificates with Bay Banks by the date set forth in and in accordance with the terms and conditions of the appraisal notice and certify whether you acquired beneficial ownership of your shares of Virginia BanCorp common stock before the announcement date. Otherwise, you will not be entitled to payment for your shares. Additionally, if you were not the beneficial owner of your shares of Virginia BanCorp common stock on the announcement date as set forth in the appraisal notice, Bay Banks may elect to withhold payment. If you deliver a payment demand, certify your beneficial ownership and deposit your share certificates as required by the appraisal notice, you will lose all rights as a Virginia BanCorp shareholder unless you withdraw your payment demand by the date specified in the appraisal notice.

Within 30 days after the form is due, Bay Banks will pay you (provided that you have satisfied all requirements to exercise appraisal rights) the amount Bay Banks estimates to be the fair value of your shares, plus interest accrued to the date of payment. Bay Banks’ payment will be accompanied by:

•	the annual financial statements of Bay Banks, which shall be as of a date ending not more than 16 months before the date of payment, or, if such annual financial statements are not available, Bay Banks shall provide reasonably equivalent information;

•	the latest available quarterly financial statements of Bay Banks;

•	a statement of Bay Banks’ estimate of the fair value of the shares, which estimate must equal or exceed Bay Banks’ estimate given in the appraisal notice; and

•	a statement of your right to demand further payment if you are not satisfied with the payment and that failure to demand further payment within a specified time will be deemed acceptance of Bay Banks’ estimate as full payment.

If you believe that the amount paid by Bay Banks, or the amount of Bay Banks’ payment offer in the case of after-acquired shares, as described above is less than the fair value of your shares of Virginia BanCorp common stock or that the interest due is incorrectly calculated, then you may notify Bay Banks in writing of your own estimate of the fair value of your shares of Virginia BanCorp common stock and may demand payment of your estimate plus interest. A shareholder offered payment with respect to his or her after-acquired shares and who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s estimate of the fair value of the shares plus interest. If you fail to take any such action within the 30 days after Bay Banks makes or offers payment for your shares, you will be deemed to have waived your rights to demand payment and shall be entitled only to the payment of fair value as calculated by Bay Banks.

If you have taken all required actions and your demand for payment remains unsettled, Bay Banks may file a lawsuit within 60 days after receiving the payment demand and petition the appropriate circuit court to determine the fair value of the shares and accrued interest. If Bay Banks does not begin the action within the 60-day period, it will pay each shareholder who asserts appraisal rights whose demand remains unsettled the amount demanded. In the court proceeding described above, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. In addition, Bay Banks will make all shareholders who assert appraisal rights whose demands remain unsettled parties to the proceeding. Each shareholder who asserts appraisal rights made a party to the proceeding must be served with a copy of the complaint and will be entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, to exceed the amount paid by Bay Banks, or for the value, plus accrued interest, of his after-acquired shares for which Bay Banks elected to withhold payment.

The court will determine the cost of any court proceeding, including reasonable compensation and reimbursement of expenses for appraisers appointed by the court. Those costs will be assessed against Bay Banks unless the court determines that some or all of the shareholders who assert appraisal rights acted arbitrarily, vexatiously or not in good faith in demanding payment, in which event the court may assess costs against those shareholders. The court may assess the fees and expenses of experts and counsel against Bay Banks if it finds that it did not substantially comply with the requirements of the statutes, or against any party who acted arbitrarily, vexatiously or not in good faith in asserting or defending against appraisal rights. If the court finds that the services of counsel for any shareholder who asserts appraisal rights were of substantial benefit to other shareholders similarly situated, the court may award counsel fees, to be paid out of the amounts awarded the shareholders who asserted appraisal rights who were benefited. If a shareholder who asserts appraisal rights must bring an action against Bay Banks to require it to pay the amount Bay Banks estimates to be the fair value of the shares, plus interest and the shareholder is successful, the court will assess costs against Bay Banks.

Regulatory Approvals Required for the Merger

Bay Banks and Virginia BanCorp have agreed to use their best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include the approval of the Federal Reserve and the Virginia Bureau of Financial Institutions. Bay Banks and Virginia BanCorp have made applications and other filings for these purposes and, as of the date of this joint proxy statement/prospectus, have not yet received the required regulatory approvals. The merger cannot proceed without these regulatory approvals. It is presently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. Although Bay Banks and Virginia BanCorp expect to obtain all necessary regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

A regulatory body’s approval may contain terms or impose conditions, restrictions or requirements which the Bay Banks Board reasonably determines in good faith would have a material adverse effect on Bay Banks and its subsidiaries as a whole, taking into account the consummation of the merger. If approval of this nature occurs, Bay Banks may elect not to consummate the merger. The companies can give no assurance that the required regulatory approvals will be obtained on terms that satisfy the conditions to closing of the merger or within the time frame contemplated by Bay Banks and Virginia BanCorp. See the section entitled, “The Merger Agreement—Conditions to Complete the Merger,” beginning on page 85.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting pursuant to GAAP. Under the acquisition method of accounting, the assets and liabilities of Virginia BanCorp as of the Effective Date will be recorded at their respective fair values and added to those of Bay Banks. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Any excess of the fair value of the net assets received over the purchase price will be treated as a gain at the consummation of the merger. Financial statements of Bay Banks issued after the merger will reflect these fair values, but will not be restated retroactively to reflect the historical financial position or results of operations of Virginia BanCorp before the merger date.

Resales of Bay Banks Common Stock

All shares of Bay Banks common stock to be issued in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of Bay Banks as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with Bay Banks and may include significant shareholders of Bay Banks. The officers and directors of Bay Banks and Virginia BanCorp who continue in such capacities with Bay Banks upon completion of the merger are expected to be deemed affiliates of Bay Banks as of the closing date of the merger.

Material United States Federal Income Tax Consequences

Subject to the limitations, assumptions and qualifications described herein, it is the opinion of each of Williams Mullen and LeClairRyan, A Professional Corporation, that the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Virginia Bancorp common stock are as described below. The following discussion is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service (“IRS”), would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Tax considerations under state, local and foreign laws, federal laws other than those pertaining to income tax, federal laws applicable to alternative minimum taxes, or the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 are not addressed in this joint proxy statement/prospectus.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; (iii) a trust that (a) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable Treasury regulations, to be treated as a U.S. person; or (iv) an estate that is subject to U.S. federal income taxation on its income regardless of its source. For purposes of this discussion, the term “common stock” means shares of Virginia Bancorp’s common stock.

This discussion addresses only those holders of Virginia Bancorp common stock that hold their Virginia Bancorp common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of Virginia Bancorp common stock in light of their individual circumstances or to holders of Virginia Bancorp common stock that are subject to special rules, such as:

•	shareholders who are not U.S. holders;

•	banks, thrifts and other financial institutions;

•	investors in pass-through entities;

•	qualified insurance plans;

•	insurance companies;

•	tax-exempt organizations;

•	qualified retirement plans and individual retirement accounts;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons who purchased or sell their shares of Virginia Bancorp common stock as part of a wash sale;

•	persons holding Virginia Bancorp common stock as part of a straddle, hedge, or other risk reduction, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar; and

•	holders who acquired their shares of Virginia Bancorp common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds Virginia Bancorp common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Entities taxable as a partnership and their owners should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of Bay Banks or Virginia Bancorp. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Merger as a Tax-Free Reorganization

The merger qualifies as a “reorganization” within the meaning of Section 368 of the Code. Subject to the limitations and qualifications described herein, the material U.S. federal income tax consequences from the merger will generally be as follows:

•	No tax gain or loss will be recognized by Bay Banks, Bay Banks shareholders or Virginia Bancorp as a result of the merger.

•	No gain or loss will be recognized by U.S. holders who hold their Virginia Bancorp common stock as a capital asset within the meaning of Section 1221 of the Code and exchange all of their Virginia Bancorp common stock solely for Bay Banks common stock pursuant to the merger.

•	A U.S. holder who receives cash (other than any cash received in lieu of a fractional share of Bay Banks common stock) will generally realize gain or loss in an amount equal to the difference between (i) the sum of the cash and the fair market value of Bay Banks common stock received and (ii) the holder’s income tax basis in Virginia BanCorp common stock surrendered. Such a U.S. holder will recognize taxable gain for federal income tax purposes, however, only in the lesser of (i) the amount of realized gain as described in the previous sentence, and (ii) the amount of cash consideration received by the U.S. holder with respect to Virginia Bancorp common stock. A U.S. holder who receives any Bay Banks common stock pursuant to the merger will not recognize any loss for federal income tax purposes except in respect of cash received in lieu of any fractional share of Bay Banks common stock (as discussed below).

•	A U.S. holder who perfects appraisal rights and receives solely cash with respect to such shareholder’s shares of Virginia Bancorp common stock, will recognize capital gain or loss equal to the difference between such shareholder’s tax basis in those shares and the amount of cash received in exchange for those shares, provided the shares were held as a capital asset by such shareholder.

•	The aggregate basis of Bay Banks common stock received in the merger by a U.S. holder of Virginia Bancorp common stock will equal the net of (i) the aggregate basis of the Virginia Bancorp common stock for which it is exchanged, minus (ii) the amount of any cash received in exchange for Virginia Bancorp common stock (excluding any cash received in lieu of a fractional share of Bay Banks common stock), plus (iii) the amount of any gain recognized on the exchange (excluding any gain recognized with respect to fractional share of Bay Banks common stock deemed sold in the merger) (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “Potential Recharacterization of Gain as a Dividend”).

•	The holding period of Bay Banks common stock received in exchange for shares of Virginia Bancorp common stock will include the holding period of the Virginia Bancorp common stock for which it is exchanged.

•

A U.S. holder of Virginia Bancorp common stock who receives cash in lieu of a fractional share of Bay Banks common stock generally will be treated as having received the fractional share in the merger and then receiving cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate income tax basis in the Virginia Bancorp common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Virginia Bancorp common stock is more than one year at the Effective Time. If a U.S. holder of Virginia Bancorp common stock acquired different blocks of Virginia Bancorp common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Virginia Bancorp common stock, and the shares of Bay Banks common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult with their own tax advisors with regard to identifying the bases or holding periods of the particular shares of Bay Banks common stock received in the merger.

Completion of the merger is conditioned on, among other things, the receipt by Bay Banks and Virginia Bancorp of legal opinions from their legal counsel, Williams Mullen and LeClairRyan, respectively, dated as of the closing date of the merger, to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion, the merger will be treated as a “reorganization” within the meaning of Section 368 of the Code. The opinions will be based on certain assumptions and on representation letters provided by Bay Banks and Virginia Bancorp to be delivered at the time of closing. Bay Banks and Virginia BanCorp each has the ability to waive the condition to obtain a legal opinion. Neither Bay Banks nor Virginia BanCorp currently intends to waive this opinion condition to its obligation to consummate the merger. If either Bay Banks or Virginia BanCorp waives this opinion condition after the registration statement of which this joint proxy statement/prospectus forms a part is declared effective by the SEC, and if the tax consequences of the merger to Virginia BanCorp shareholders have materially changed, Bay Banks and Virginia BanCorp will recirculate appropriate soliciting materials to resolicit the votes of the Bay Banks and Virginia BanCorp shareholders. The tax opinions will not be binding on the IRS. Neither Bay Banks nor Virginia Bancorp intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger, and there is no guarantee that the IRS will treat the merger as a “reorganization” within the meaning of Section 368 of the Code.

Taxation of Capital Gain

Except as described under “Potential Recharacterization of Gain as a Dividend” below, any gain, such as the receipt of consideration other than Bay Banks common stock in exchange for Virginia Bancorp common stock, that U.S. holders of Virginia Bancorp common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if the U.S. holder has held (or is treated as having held) the Virginia Bancorp common stock for more than one year as of the date of the merger. For noncorporate U.S. holders, long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 20% for the 2016 tax year. In addition, an unearned income Medicare contribution tax of 3.8% could apply to some or to all of the capital gain of a noncorporate U.S. holder, depending on the U.S. holder’s level of modified adjusted gross income (or adjusted gross income in the case of a trust or estate) and the applicable other provisions of Code Section 1411. As noted above, no capital loss will be recognized for a U.S. holder who receives Bay Banks common stock in whole or in part in exchange for Virginia Bancorp common stock if the merger qualifies as a reorganization, except in respect of cash received in lieu of any fractional share of Bay Banks common stock.

Potential Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Virginia Bancorp common stock recognizes could be treated as dividend income rather than capital gain if such U.S. holder is a significant shareholder of Bay Banks. This could happen, for example, because of ownership of additional shares of Bay Banks common stock by such holder, ownership of shares of Bay Banks common stock by a person related to such holder, or a share repurchase by Bay Banks from other holders of Bay Banks common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder who owns a small number of shares in a publicly and widely held corporation and who exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Virginia Bancorp common stock, including the application of certain constructive ownership rules under Section 318 of the Code (discussed below), holders of Virginia Bancorp common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Constructive Ownership

In applying the constructive ownership provisions of Section 318 of the Code, a holder of Virginia Bancorp stock may be deemed to own stock that is owned directly or indirectly by other persons, such as certain family members and entities such as trusts, corporations, partnerships or other entities in which the holder has an interest. Because the constructive ownership provisions are complex, holders of Virginia Bancorp common stock should consult their tax advisors as to the applicability of these provisions.

Information Reporting

A U.S. holder of Virginia Bancorp common stock who receives Bay Banks common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Virginia Bancorp common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Bay Banks common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury regulations Section 1.368-3 setting forth certain information, including the basis and fair market value of such U.S. holder’s Virginia Bancorp capital stock surrendered in the merger. A “significant holder” generally is a holder of Virginia Bancorp common stock who, immediately before the merger, owned at least 1% of the outstanding stock of Virginia Bancorp (by either voting power or value) or securities of Virginia Bancorp with a basis for federal income tax purposes of at least $1 million.

Backup Withholding

A noncorporate U.S. holder may be subject to backup withholding at a rate of 28% on proceeds received in the merger. Backup withholding will not apply, however, to a U.S. holder who provides the holder’s taxpayer identification number, or TIN, certifies that such number is correct (or properly certifies that it is awaiting a TIN) and that the U.S. holder is not subject to backup withholding for failure to report interest and dividends, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding also may be subject to a penalty imposed by the IRS. Each U.S. holder should complete and sign the Substitute Form W-9 included as part of the transmittal materials to be provided by the exchange agent, so as to provide the information and certification necessary to avoid backup withholding.

If backup withholding applies to a U.S. holder, 28% of payments to the U.S. holder will be required to be withheld. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the U.S. holder, provided that the required information is provided to the IRS in a timely manner. If backup withholding results in an overpayment of tax, a U.S. holder may obtain a refund by filing a U.S. federal income tax return with the IRS in a timely manner.

The foregoing tax discussion is only a summary. This discussion does not address tax consequences that may vary with, or are contingent on, your individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

THE MERGER AGREEMENT

The following summary describes certain aspects of the merger, including the terms of the merger agreement that the respective management teams of Bay Banks and Virginia BanCorp believe are material. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

The merger agreement provides for the merger of Virginia BanCorp with and into Bay Banks, with Bay Banks as the surviving corporation. The separate existence of Virginia BanCorp shall cease upon completion of the merger, and Bay Banks will continue to exist as a Virginia corporation. Following the merger, Virginia Commonwealth Bank will be merged with and into Bank of Lancaster, with Bank of Lancaster as the Surviving Bank. The Surviving Bank will be a wholly owned subsidiary of Bay Banks. Upon completion of the bank merger, Bay Banks plans to change the name of the Surviving Bank to Virginia Commonwealth Bank.

Merger Consideration

Under the terms of the merger agreement, at the Effective Time, each issued and outstanding share of Virginia BanCorp common stock shall be converted into the right to receive 1.178 shares of Bay Banks common stock.

In lieu of fractional shares, Bay Banks will issue cash to holders of Virginia BanCorp common stock. Bay Banks will pay the value of such fractional shares in cash determined by multiplying such fraction by the average of the closing prices of Bay Banks common stock quoted on the OTC Markets Group’s OTCQB tier for the 20 trading days ending on and including the day preceding the Effective Date.

Closing and Effective Time of Merger

The merger will be completed only if certain conditions to closing described in the merger agreement are satisfied or waived by the applicable party. The merger will close on either the fifth business day following the completion of the conditions to closing in the merger agreement, or another mutually agreed upon date. The merger will become effective upon the filing with the Virginia State Corporation Commission articles of merger, and the issuance by the Virginia State Corporation Commission of a certificate of merger, or such later date as may be set forth in such articles of merger.

The parties agree to use reasonable efforts to cause the effective date of the bank merger to occur on or as soon as reasonably practicable after the Effective Date or such later date mutually agreed upon by the parties.

Conversion of Shares; Exchange of Certificates

At or prior to the Effective Time, Bay Banks will deposit, or will cause to be deposited, with the exchange agent (i) certificates representing shares of Bay Banks common stock to be used as merger consideration and (ii) an amount of cash necessary for payment of fractional shares. As soon as practicable, but in no event more than five business days after the Effective Time, the exchange agent will mail to each holder of record of Virginia BanCorp common stock appropriate transmittal materials and exchange instructions. After the Effective Time, each holder of shares of Virginia BanCorp common stock shall surrender the certificate(s) representing such shares to Bay Banks, together with the properly executed letter of transmittal and any other required documents, and receive the Bay Banks shares to which he or she is entitled in accordance with the merger agreement, a check representing the amount of cash in lieu of fractional shares, if any, and all undelivered dividends or distributions in respect of such shares, if any. No interest will be paid to Virginia BanCorp shareholders or accrued with respect to the dividends or distributions in respect of such shares, if any. Bay Banks shall not be obligated to deliver the consideration to which any former holder of Virginia BanCorp common stock is entitled as a result of the merger until such holder surrenders his or her certificate(s) representing the shares of Virginia BanCorp common stock for exchange as provided in the merger agreement. Upon completion of the merger, Virginia BanCorp stock certificates will no longer represent shares of Virginia BanCorp common stock and will only represent the right to receive the merger consideration. After the completion of the merger, there will be no further transfers of Virginia BanCorp common stock, except as required to settle trades executed before completion of the merger.

Holders of Virginia BanCorp common stock should not submit their Virginia BanCorp stock certificate(s) for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed by executing and delivering a lost stock affidavit and an indemnity bond must be purchased at your expense before you receive any consideration for your shares. Upon request, the exchange agent will send you instructions on how to provide evidence of ownership and the purchase of an indemnity bond for lost certificates.

Representations and Warranties

The merger agreement contains customary representations and warranties of Bay Banks and Virginia BanCorp relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects or true and correct in all respects, no representation or warranty will be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect on the party making the representation.

A Material Adverse Effect (as defined in the merger agreement) generally includes any event, change, effect, development, state of facts, condition, circumstances or occurrence that, individually or in the aggregate, is material and adverse to the financial position, results of operations or business of Bay Banks or Virginia BanCorp, respectively, or would materially impair the ability of Virginia BanCorp or Bay Banks to perform its respective obligations under the merger agreement or seeks to enjoin the consummation of the merger. A Material Adverse Effect does not include the impact of (1) changes in tax, banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, except to the extent such changes have a disproportionate impact on Bay Banks or Virginia BanCorp, as the case may be, relative to the overall effects on the banking industry, (2) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, except to the extent such changes have a disproportionate impact on Bay Banks or Virginia BanCorp, as the case may be, relative to the overall effects on the banking industry, (3) changes in economic conditions affecting financial institutions generally, including changes in market interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets except to the extent that such changes have a disproportionate impact on Bay Banks or Virginia BanCorp, as the case may be, relative to the overall effects on the banking industry, (4) any modifications or changes to valuation policies and practices in connection with the merger in accordance with GAAP, (5) actions and omissions of Bay Banks or Virginia BanCorp taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, (6) any outbreak or escalation of hostilities or war (whether or not declared) or any act of terrorism, or any earthquakes, hurricanes, tornados or other natural disasters, (7) failure of Bay Banks or Virginia BanCorp to meet any internal financial forecasts or any earnings projections (whether made by Bay Banks or Virginia BanCorp or any other person), (8) the public disclosure of the merger agreement and the impact thereof on relationships with customers or employees, or (9) the effects of compliance with the merger agreement on the operating performance of the parties, including, expenses incurred by the parties in consummating the transactions contemplated by the merger agreement. Subject to certain enumerated exceptions, the representations and warranties in the merger agreement will not survive the Effective Time.

Each of Bay Banks and Virginia BanCorp has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	subsidiary bank formation;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes and other events;

•	legal proceedings;

•	tax matters;

•	environmental liability;

•	employee matters and benefit plans;

•	compliance with applicable laws;

•	certain contracts;

•	risk management instruments;

•	loan portfolios;

•	real property and intellectual property;

•	leased personal and real property;

•	insurance;

•	certain banking regulations including the Bank Secrecy Act, Patriot Act and Community Reinvestment Act compliance;

•	state takeover laws;

•	tax treatment of the merger and regulatory approvals;

•	contingency planning program(s);

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents; and

•	receipt of a financial advisor’s opinion.

The representations and warranties described above and included in the merger agreement were made by each of Bay Banks and Virginia BanCorp to the other. These representations and warranties were made as of the date of the merger agreement (unless otherwise specified), are subject to materiality standards which may differ from what may be viewed as material by investors and shareholders and may be subject to important qualifications and limitations agreed to by Bay Banks and Virginia BanCorp in connection with negotiating the terms of the merger agreement. In some cases, the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. Although neither Bay Banks nor Virginia BanCorp believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone as characterizations of the actual state of facts, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus. See the section entitled, “Where You Can Find More Information,” beginning on page i for a description of where you can find this information.

Covenants and Agreements

Bay Banks and Virginia BanCorp have undertaken, and have agreed to cause their subsidiaries to abide by, customary covenants that place restrictions on them until the Effective Time. In general, each of Bay Banks and Virginia BanCorp agreed to conduct its business in the usual and ordinary course and use reasonable efforts to preserve intact its assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates. Further, each of Bay Banks and Virginia BanCorp agreed not to make any capital expenditure in excess of $100,000 or take any action reasonably likely to have an adverse effect upon its ability to perform any of its material obligations under the merger agreement.

In addition, each of Bay Banks and Virginia BanCorp have further agreed, with certain exceptions and except with the other party’s prior written consent, it will not, among other things, undertake the following actions:

•	issue any additional shares of capital stock, except pursuant to the exercise of options granted by Bay Banks to purchase shares of Bay Banks common stock outstanding as of the date of the merger agreement in accordance with their terms as in effect as of the date of the merger agreement;

•	make, declare or pay any dividend or any other distribution on any shares of its common stock, except, in the case of Virginia BanCorp, for payment of an annual cash dividend, not to exceed $0.07 per share, on Virginia BanCorp common stock at times consistent with past practices, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock (or obligations convertible into or exchangeable for any shares of its capital stock);

•	enter into or amend or renew any employment, consulting, compensation, severance or similar agreements or arrangements with any director, officer or employee of it or its subsidiaries, except in accordance with past practice;

•	increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, or consultant, or pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, or consultant, except in the limited exceptions provided in the merger agreement;

•	establish or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement or any trust agreement related thereto in respect of any director, consultant, officer, or employee;

•	grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards or any other rights;

•	take any action to fund or in any way secure the payment of compensation or benefits under any existing plan;

•	enter into any collective-bargaining agreement;

•	enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any existing plan;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its assets, deposits, business or properties, except in the ordinary course of business and in a transaction that is not material to it and its subsidiaries taken as a whole;

•	acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity;

•	except as contemplated in the merger agreement, amend its articles of incorporation or bylaws or similar governing documents of any subsidiary;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable law, GAAP or its regulatory authorities;

•	enter into, terminate or waive any material provisions of any material contract within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or amend or modify any of its existing material contracts;

•	settle any claim, action or proceeding that involves more than $25,000 or consent to any equitable remedy;

•	take any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code;

•	take any action that is intended to or is reasonably likely to result in (i) any of the conditions to the merger not being satisfied, (ii) a material violation of any provision of the merger agreement, or (iii) a material delay in the consummation of or affect the ability of any party to consummate the transactions contemplated by the merger agreement;

•	implement any material change in its interest rate or other risk management policies, procedures or practices, fail to materially follow its existing policies and practices, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	make, renew or amend any loan or extension of credit (i) in an amount in excess of $2,500,000, (ii) that involves a participation or similar multi-lender arrangement, (iii) that would cause the level of commercial real estate loans as a percentage of total risk-based capital to exceed the level of such loans as a percentage of total risk-based capital as of September 30, 2016, or (iv) that is outside the ordinary course of business;

•	purchase any loan or extension of credit in an amount in excess of $500,000 individually or $1,000,000 in the aggregate in any calendar month;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any regulatory authority;

•	make any equity investment either by purchase of stock or other equity securities or securities convertible into an equity security or contributions to capital;

•	restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	file or amend any tax return other than in the ordinary course of business, make any significant change in any method of tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any tax election or settle or compromise any tax liability;

•	take any action that would materially impede or materially delay the ability of the parties to obtain any necessary regulatory or governmental approvals required for the merger;

•	take any action to increase the size of its board of directors to a greater number than serve on its board of directors on the date of the merger agreement; or

•	agree, commit, or adopt any resolutions to do any of the foregoing.

The merger agreement also contains mutual covenants relating to, among other things, the preparation of this joint proxy statement/prospectus and any applications required by regulatory agencies, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

Required Shareholder Votes

Bay Banks and Virginia BanCorp have each agreed to hold meetings of their shareholders as promptly as practicable after the Registration Statement on Form S-4 is declared effective, for the purpose of obtaining the requisite shareholder approvals of the merger agreement. Each party has agreed to take all action necessary, in accordance with applicable law and its respective organizational documents, to convene such meeting to consider and vote upon such approval.

Agreement Not to Solicit Other Offers

Bay Banks and Virginia BanCorp have agreed that they will not, and will cause their subsidiaries and their subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with any person relating to, any Acquisition Proposal (as such term is defined in the merger agreement). Each party has agreed to cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the merger agreement with any parties other than Bay Banks or Virginia BanCorp, as applicable, with respect to any of the foregoing and to use their reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Bay Banks or Virginia BanCorp agreed to inform the other party promptly of all relevant details of any inquiries or contacts by third parties relating to the possible disposition of the business or the capital stock of Bay Banks or Virginia BanCorp, as applicable, or any merger, change of control or other business combination involving Bay Banks or Virginia BanCorp, as applicable. Notwithstanding the foregoing, if, at any time the Bay Banks Board or Virginia BanCorp Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, Bay Banks or Virginia BanCorp, as applicable, in response to a written Acquisition Proposal that was unsolicited after the date of the merger agreement or that did not otherwise result from a breach of the duties noted in this paragraph, may furnish non-public information with respect to Bay Banks or Virginia BanCorp, as applicable, to the entity who made such Acquisition Proposal and participate in negotiations regarding such Acquisition Proposal.

Bay Banks or Virginia BanCorp may terminate the merger agreement if the Bay Banks Board or Virginia BanCorp Board, as applicable, so determines, at any time prior to the Bay Banks special meeting or Virginia BanCorp special meeting, as applicable, in order to concurrently enter into an agreement with respect to an unsolicited Acquisition Proposal that was received and considered by Bay Banks or Virginia BanCorp, as applicable, that the Bay Banks Board or Virginia BanCorp

Board, as the case may be, concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and including the terms and conditions of the merger agreement (A) is more favorable to the shareholders of Bay Banks or Virginia BanCorp, as the case may be, from a financial point of view, than the transactions contemplated by the merger agreement and (B) is reasonably capable of being completed on the terms proposed (a “Superior Proposal”); provided, that (i) the merger agreement can only be terminated after the fifth business day following the other party’s receipt of written notice from the terminating party that it is prepared to enter into an agreement with respect to a Superior Proposal, and only if, during such five business day period, the other party does not make an offer to the terminating party that the terminating party’s board of directors determines is at least as favorable as the Superior Proposal, and (ii) the party terminating the merger agreement has paid the termination fee and expense reimbursement specified in the merger agreement.

Expenses and Fees

In general, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated. However, the costs and expenses of printing and mailing this joint proxy statement/prospectus are to be borne equally by Bay Banks and Virginia BanCorp. Each of Bay Banks and Virginia BanCorp have agreed to pay a fee to the other if the merger agreement is terminated under certain circumstances and also have agreed to pay the other party’s expenses up to $250,000 under certain circumstances. See the section entitled, “The Merger Agreement—Termination of the Merger Agreement and Related Fees,” beginning on page 86.

Indemnification and Insurance

Following the Effective Time, Bay Banks will indemnify, defend and hold harmless the present directors and officers of Virginia BanCorp and its subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the merger agreement), whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that Virginia BanCorp was permitted or required to indemnify (and advance expenses to) its directors and officers under the laws of the Commonwealth of Virginia, the Virginia BanCorp articles of incorporation, the Virginia BanCorp bylaws, and any agreement or Virginia BanCorp resolutions adopted or in effect on the date of the merger agreement.

For a period of six years from the Effective Time, Bay Banks will use its reasonable best efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Virginia BanCorp and its subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Virginia BanCorp; provided, that in no event shall Bay Banks be required to expend more than 300% of the current amount expended by Virginia BanCorp (the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if Bay Banks is unable to maintain or obtain the insurance called for by the merger agreement, Bay Banks will use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Virginia BanCorp or any of its subsidiaries may be required to make application and provide customary representations and warranties to Bay Banks’ insurance carrier for the purpose of obtaining such insurance.

Conditions to Complete the Merger

The respective obligations of Bay Banks and Virginia BanCorp to effect the merger are subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions:

•	the approval of the merger by the requisite affirmative vote of the shareholders of Bay Banks and Virginia BanCorp;

•	the receipt of all regulatory approvals required to consummate the transactions contemplated in the merger agreement;

•	no government authority of competent jurisdiction having issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) prohibiting the merger; and

•	the registration statement of which this joint proxy statement/prospectus is a part with respect to Bay Banks common stock to be issued in the merger shall have become effective and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

The obligation of each of Bay Banks and Virginia BanCorp to effect the merger is subject to the satisfaction or waiver by Bay Banks or Virginia BanCorp, as applicable, prior to the Effective Time of each of the following additional conditions:

•	the representations and warranties of the other party to the merger agreement set forth in the merger agreement must be true and correct as of the date of the merger agreement and as of the Effective Date, and the other party must have delivered to Bay Banks or Virginia BanCorp, as applicable, a certificate to such effect signed by such party’s Chief Executive Officer;

•	the other party to the merger agreement must have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the Effective Time, and must have delivered to Bay Banks or Virginia BanCorp, as applicable, a certificate to such effect signed by such party’s Chief Executive Officer;

•	Bay Banks or Virginia BanCorp, as applicable, must have received the opinion of its counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368 of the Code and, with respect to Virginia BanCorp only, that no gain or loss will be recognized by any of the holders of Virginia BanCorp common stock in the merger, except to the extent of any cash in lieu of fractional share interests in Bay Banks common stock;

•	Bay Banks or Virginia BanCorp, as applicable, must have received support agreements executed by each member of the board of directors of Virginia BanCorp and Virginia Commonwealth Bank, or Bay Banks and Bank of Lancaster, as applicable; and

•	Bay Banks or Virginia BanCorp, as applicable, must have received noncompetition agreements executed by each member of the board of directors of Virginia BanCorp and Virginia Commonwealth Bank, or Bay Banks and Bank of Lancaster, as applicable.

Termination of the Merger Agreement and Related Fees

The merger agreement can be terminated, and the merger may be abandoned:

•	by the mutual consent of Bay Banks and Virginia BanCorp;

•	by Bay Banks or Virginia BanCorp, at any time prior to the Effective Time, if the other party has breached any of its representations, warranties, covenants or other agreements contained in the merger agreement, provided that such breach or failure cannot be or has not been cured within 30 days of receipt of written notice thereof, and provided further that the party seeking termination is not in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•	by Bay Banks or Virginia BanCorp, at any time prior to the Effective Time, if the merger does not occur on or before September 30, 2017, provided, that the failure to consummate the merger did not arise out of or result from the knowing action or inaction of the party seeking to terminate;

•	by Virginia BanCorp if the conditions to Virginia BanCorp’s obligations have not been satisfied by Bay Banks within five business days after the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by Bay Banks within 30 days after the giving of written notice of such failure) and have not been waived by Virginia BanCorp, provided that Virginia BanCorp is not in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•	by Bay Banks if the conditions to Bay Banks’ obligations have not been satisfied by Virginia BanCorp within five business days after the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by Virginia BanCorp within 30 days after the giving of written notice of such failure) and have not been waived by Bay Banks, provided that Bay Banks is not in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•	by Bay Banks or Virginia BanCorp if the approval of any governmental authority required for consummation of the merger and the other transactions contemplated in the merger agreement shall have been denied by final nonappealable action of such governmental authority;

•	by Bay Banks or Virginia BanCorp if any shareholder approval required by the merger agreement is not obtained at the Bay Banks special meeting (or any adjournment thereof) or the Virginia BanCorp special meeting (or any adjournment thereof);

•	by Virginia BanCorp, at any time prior to the Bay Banks special meeting, if the Bay Banks Board fails to recommend that the Bay Banks shareholders approve the merger agreement, withdraws such recommendation, or modifies or changes such recommendation in a manner reasonably likely to lead to the Bay Banks shareholders not approving the merger at the Bay Banks special meeting;

•	by Bay Banks, at any time prior to the Virginia BanCorp special meeting, if the Virginia BanCorp Board fails to recommend that the Virginia BanCorp shareholders approve the merger agreement, withdraws such recommendation, or modifies or changes such recommendation in a manner reasonably likely to lead to the Virginia BanCorp shareholders not approving the merger at the Virginia BanCorp special meeting; or

•	by Bay Banks or Virginia BanCorp prior its special meeting of shareholders, in order to enter into an agreement with respect to a Superior Proposal; provided, however, that (i) the merger agreement can only be terminated after the fifth business day following the other party’s receipt of written notice from the terminating party that it is prepared to enter into an agreement with respect to a Superior Proposal, and only if, during such five business day period, the other party does not make an offer to the terminating party that the terminating party’s board of directors determines is at least as favorable as the Superior Proposal, and (ii) the party terminating the merger agreement has paid the termination fee and expense reimbursement (as discussed below).

In the event the merger agreement is terminated because a party to the merger agreement entered into a definitive agreement with respect to a Superior Proposal in compliance with the terms of the merger agreement, then such party will be required to pay to the other party a cash payment in the amount of $1,100,000, plus an expense reimbursement not to exceed $250,000. Additionally, if the merger agreement is terminated by Bay Banks or Virginia BanCorp as a result of the failure of the other party’s board of directors to recommend that its shareholders approve the merger agreement, or the other party’s board of directors withdraws such recommendation, or modifies or changes such recommendation in a manner reasonably likely to lead to the other party’s shareholders not approving the merger, and prior to a date that is 12 months after such termination, such party or any of its subsidiaries enters into an Acquisition Agreement or any Acquisition Proposal (as such terms are defined in the merger agreement) is consummated, such party will pay to Bay Banks or Virginia BanCorp, as applicable, a cash payment in the amount of $1,100,000, plus an expense reimbursement not to exceed $250,000.

Additionally, in the event the merger agreement is terminated because Bay Banks shareholders or Virginia BanCorp shareholders fail to approve the merger, then each party will bear its own expenses in accordance with the merger agreement.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability or further obligation on the part of Bay Banks or Virginia BanCorp, except that (1) both Bay Banks and Virginia BanCorp will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information, notices and governing law and jurisdiction will survive the termination.

Amendment and Waiver of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their respective boards of directors in writing between the parties thereto executed in the same manner as the merger agreement, except that after the Bay Banks special meeting and the Virginia BanCorp special meeting, the merger agreement may not be amended if it would violate the Virginia Stock Corporation Act or any regulatory approval required to consummate the transactions contemplated by the merger agreement. Prior to the Effective Time, any provision of the merger agreement may be waived by the party benefited by the provision.

Support Agreements

Each director of Bay Banks, Bank of Lancaster, Virginia BanCorp and Virginia Commonwealth Bank has entered into a separate support agreement with Bay Banks and Virginia BanCorp. The support agreements provide, among other things, that each director will, in such director’s capacity as a shareholder of Bay Banks or Virginia BanCorp, as applicable, and not in his or her role as a director, vote in favor of the merger, not transfer any shares currently owned, and not authorize or induce any person to solicit from any third party any inquiries or proposals relating to a competing merger or other business combination. A copy of the form of this support agreement is attached as Exhibit D to the merger agreement attached as Appendix A to this joint proxy statement/prospectus.

Noncompetition Agreements

Each director of Bay Banks, Bank of Lancaster, Virginia BanCorp and Virginia Commonwealth Bank has entered into a separate noncompetition agreement with Bay Banks. The noncompetition agreements provide, among other things, that each director will not compete with Bay Banks or the Surviving Bank, solicit, encourage or cause any customer of Bay Banks or the Surviving Bank to obtain services or products related to the business of Bay Banks or the Surviving Bank from any entity other than Bay Banks or the Surviving Bank, or solicit or induce to leave, or hire, any employee of Bay Banks or its subsidiaries. A copy of the form of this noncompetition agreement is attached as Exhibit E to the merger agreement attached as Appendix A to this joint proxy statement/prospectus.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL

INFORMATION

The following unaudited pro forma combined condensed consolidated financial information is based on the separate historical financial statements of Bay Banks and Virginia BanCorp and give effect to the merger, including pro forma assumptions and adjustments related to the merger, as described in the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements. The unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2016 is presented as if the merger had occurred on September 30, 2016. The unaudited pro forma combined condensed consolidated statement of operations for the nine months ended September 30, 2016 and the year ended December 31, 2015 give effect to the merger, as if it had been completed on January 1, 2015, respectively. The historical financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the merger and, with respect to the statement of operations only, expected to have a continuing impact on consolidated results of operations.

The merger will be accounted for using the acquisition method of accounting. See “The Merger—Accounting Treatment” on page 75. Under the acquisition method of accounting, the assets and liabilities of Virginia BanCorp, as of the merger date, will be recorded by Bay Banks at their respective fair values. The pro forma adjustments are preliminary, based on estimates, and subject to change. A final determination of fair values of Virginia BanCorp’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual assets, including intangible assets, and liabilities of Virginia BanCorp that exist as of the date of completion of the merger. Consequently, fair value adjustments and amounts preliminarily allocated to assets and liabilities could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial statements presented in this joint proxy statement/prospectus and could result in a material change.

In connection with the plan to integrate the operations of Bay Banks and Virginia BanCorp following the completion of the merger, the companies anticipate that nonrecurring charges, such as costs associated with systems implementation, severance and other costs will be incurred. Bay Banks and Virginia BanCorp are unable to determine the timing, nature and amount of these charges as of the date of this joint proxy statement/prospectus. However, these charges will affect the results of operations of Bay Banks and Virginia BanCorp both for the period preceding and following the completion of the merger, in the period in which they are recorded. The unaudited pro forma combined condensed consolidated statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the merger, as they are nonrecurring in nature. However, the unaudited pro forma combined condensed consolidated balance sheet includes a pro forma adjustment to reduce cash to reflect the payment of certain anticipated merger costs.

The unaudited pro forma combined condensed consolidated financial statements are provided for informational purposes only. The unaudited combined condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of unaudited pro forma combined condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed consolidated financial statements should be read together with the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements, the financial statements of each of Bay Banks and Virginia BanCorp included in this joint proxy statement/prospectus and other information pertaining to Bay Banks and Virginia BanCorp contained in this joint proxy statement/prospectus.

BAY BANKS OF VIRGINIA, INC.

PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2016

	Bay Banks of Virginia, Inc. Historical September 30, 2016	Virginia BanCorp, Inc. Historical September 30, 2016	Pro Forma Adjustments		Pro Forma September 30, 2016
(Dollars in thousands)
ASSETS
Cash, cash equivalents, certificates of deposit and interest-bearing deposits	$16,087	$22,019	$(2,884)	A	$35,222
Federal funds sold	460	—	—		460
Securities available-for-sale, at fair value	52,563	23,955	—		76,518
Restricted securities	2,209	1,889	—		4,098
Loans held for sale	481	—	—		481
Loans receivable, net of allowance for loan losses	364,822	258,116	(2,653)	B	620,285
Premises and equipment, net	11,021	3,435	1,994	C	16,450
Accrued interest receivable	1,241	1,343			2,584
Other real estate owned, net	2,764	3,408	—		6,172
Bank owned life insurance	9,792	8,306	—		18,098
Goodwill	2,808	—	736	D	3,544
Mortgage Servicing Rights	590	341	—		931
Core deposit intangible	—	—	2,450	D	2,450
Other assets	3,436	2,312	283	E	6,031

Total assets	$468,274	$325,124	$(74)		$793,324

LIABILITIES
Deposits	$377,975	$254,658	$782	F	$633,415
Securities sold under repurchase agreements	12,984	—	—		12,984
Federal Home Loan Bank advances	25,000	33,000	(2)	G	57,998
Subordinated debt, net of issuance costs	6,856	—	—		6,856
Other liabilities	3,511	1,744	—		5,255

Total liabilities	426,326	289,402	780		716,508

SHAREHOLDERS’ EQUITY
Common stock	23,874	1,564	21,368	H,I	46,806
Additional paid-in capital	2,828	1,548	13,128	H,I	17,504
Unearned ESOP shares	—	(483)	—		(483)
Retained earnings	15,623	33,006	(35,263)	A,H,I,J	13,366
Accumulated other comprehensive (loss) income, net	(377)	87	(87)	H	(377)

Total shareholders’ equity	41,948	35,722	(854)		76,816

Total liabilities and shareholders’ equity	$468,274	$325,124	$(74)		$793,324

See accompanying notes to the unaudited pro forma combined condensed consolidated financial statements

BAY BANKS OF VIRGINIA, INC.

PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2016

(Dollars in thousands except share and per share amounts)	Bay Banks of Virginia, Inc.	Virginia BanCorp, Inc.	Pro Forma Adjustments		Pro Forma
Interest and fees on loans	$12,140	$8,669	$479	K	$21,288
Interest on securities	1,045	456	—		1,501
Interest on federal funds sold and deposits in other banks	116	48	—		164

Total interest income	13,301	9,173	479		22,953

Interest on deposits	1,934	1,135	(135)	K	2,934
Interest on subordinated debt	354	—	—		354
Interest on federal funds purchased and other borrowed funds	372	133	—		505

Total interest expense	2,660	1,268	(135)		3,793

Net interest income	10,641	7,905	614		19,160
Provision for loan losses	407	375	—		782

Net interest income after provision for loan losses	10,234	7,530	614		18,378

Income from fiduciary activities	696	—	—		696
Service charges on deposit accounts	667	243	—		910
Income from bank-owned life insurance	197	194	—		391
Other non-interest income	1,720	79	—		1,799

Total non-interest income	3,280	516	—		3,796

Salaries and employee benefits	5,751	3,138	—		8,889
Occupancy	1,344	656	—		2,000
FDIC assessments	280	158	—		438
Amortization of core deposit intangible	—	—	392	L	392
Additional depreciation of premises and equipment	—	—	43	O	43
Other non-interest expenses	3,506	1,886	—		5,392

Total non-interest expense	10,881	5,838	435		17,154

Net income before income taxes	2,633	2,208	179		5,020
Income tax expense	669	685	61	M	1,415

Net income	$1,964	$1,523	$118		$3,605

Basic Earnings Per Share
Average basic shares outstanding	4,774,856	3,808,036	677,830	N	9,260,722
Earnings per share, basic	$0.41	$0.40			$0.39

Diluted Earnings Per Share
Average diluted shares outstanding	4,793,147	3,808,036	677,830	N	9,279,013
Earnings per share, diluted	$0.41	$0.40			$0.39

See accompanying notes to the unaudited pro forma combined condensed consolidated financial statements

BAY BANKS OF VIRGINIA, INC.

PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2015

(Dollars in thousands except share and per share amounts)	Bay Banks of Virginia, Inc.	Virginia BanCorp, Inc.	Pro Forma Adjustments		Pro Forma
Interest and fees on loans	$15,202	$9,851	$889	K	$25,942
Interest on securities	1,017	1,041	—		2,058
Interest on federal funds sold and deposits in other banks	34	30	—		64

Total interest income	16,253	10,922	889		28,064

Interest on deposits	2,385	1,372	(391)	K	3,366
Interest on subordinated debt	279	—	—		279
Interest on federal funds purchased and other borrowed funds	370	65	—		435

Total interest expense	3,034	1,437	(391)		4,080

Net interest income	13,219	9,485	1,280		23,984
Provision for (recovery of) loan losses	1,597	(800)	—		797

Net interest income after provision for loan losses	11,622	10,285	1,280		23,187

Income from fiduciary activities	798	—	—		798
Service charges on deposit accounts	917	352	—		1,269
Income from bank-owned life insurance	247	111	—		358
Other non-interest income	1,397	145	—		1,542

Total non-interest income	3,359	608	—		3,967

Salaries and employee benefits	8,001	4,329	—		12,330
Occupancy	1,819	758	—		2,577
FDIC assessments	301	205	—		506
Amortization of core deposit intangible	—	—	594	L	594
Additional depreciation of premises and equipment	—	—	57	O	57
Other non-interest expenses	4,681	2,468	—		7,149

Total non-interest expense	14,802	7,760	651		23,213

Net income before income taxes	179	3,133	629		3,941
Income tax expense	(187)	1,027	214	M	1,054

Net income	$366	$2,106	$415		$2,887

Basic Earnings Per Share
Average basic shares outstanding	4,791,722	3,877,316	690,162	N	9,359,200
Earnings per share, basic	$0.08	$0.54			$0.31
Diluted Earnings Per Share
Average diluted shares outstanding	4,805,318	3,877,316	690,162	N	9,372,796
Earnings per share, diluted	$0.08	$0.54			$0.31

See accompanying notes to the unaudited pro forma combined condensed consolidated financial statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 1—Basis of Presentation

The preparation of unaudited pro forma consolidated financial information is based on consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from these estimates.

The unaudited consolidated pro forma consolidated information is provided for illustrative purposes only and does not purport to represent what the actual results of the Company’s operations or financial position would have been had the merger occurred on the respective dates assumed, nor is it necessarily indicative of the Company’s future operating results or financial position. However, the pro forma adjustments reflected in the accompanying unaudited pro forma consolidated financial information reflect estimates and assumptions that management believes to be reasonable. The allocation of the fair value between the components of the assets and liabilities of Virginia BanCorp, Inc. is preliminary.

Note 2—Pro Forma Adjustments

The unaudited pro forma consolidated balance sheet at September 30, 2016, reflects the combined operations of Bay Banks of Virginia, Inc. and Virginia BanCorp, Inc. as of that date.

A)	Adjustment reflects payment of $2.884 million in estimated costs related to the completion of the merger. Such costs include legal, accounting, investment banking, fees paid to regulatory agencies, employment severance, information system contract termination, data processing conversion, document printing and mailing expense. A related income tax benefit of $627 thousand is included in other assets.

B)	Adjustment reflects the fair value discount of $3.776 million on the acquired loans, the reversal of Virginia BanCorp’s $3.069 million allowance for loan losses, and the elimination of Virginia BanCorp’s deferred costs on loans of $1.946 million. The fair value discount includes a credit component of $3.032 million and other fair value adjustments of $744 thousand.

C)	Adjustment reflects the fair value adjustment of Virginia BanCorp’s premises and equipment.

D)	Adjustment reflects the estimated fair value of $2.450 million on the core deposit intangible asset, and goodwill of $736 thousand.

E)	Adjustment reflects the net tax effect of the fair value adjustments and deductible merger expenses.

F)	Adjustment reflects the fair value of Virginia BanCorp’s time deposits.

G)	Adjustment reflects the fair value of Virginia BanCorp’s FHLB advances.

H)	Adjustments include the elimination of the components of Virginia BanCorp’s shareholders’ equity.

I)	Adjustments include purchase consideration of $37.608 million, which is comprised of 4,586,397 shares of Bay Banks stock at par value of $5.00 per share, or $22.932 million of common stock, plus additional paid-in capital of $3.20 per share, or $14.676 million.

J)	Adjustment reflects the after tax effect of the fair value and merger cost adjustments.

The unaudited pro forma consolidated statements of operations for the twelve months ended December 31, 2015 and the nine months ended September 30, 2016 reflect the following adjustments as if the merger had occurred on January 1, 2015.

K)	Amount reflects estimated accretion on the $3.776 million adjustment for the fair value of loans, less $876 thousand of nonaccretable yield, in interest income and estimated accretion of the $782 thousand deposit premium in interest expense.

L)	Amount reflects estimated amortization of the $2.450 million core deposit intangible.

M)	Amount reflects the income tax effect of pro forma adjustments at Bay Banks’ statutory tax rate of 34%.

N)	Adjustment to weighted average basic and diluted shares outstanding for the conversion of each Virginia BanCorp common share into 1.178 Bay Banks common shares.

O)	Amount reflects estimated depreciation expense on the $1.994 million adjustment for the fair value of premises and equipment, less the land value of $860 thousand.

Note 3—Pro Forma Allocation of Purchase Price

The following table shows the pro forma allocation of the consideration paid for Virginia BanCorp’s common equity to the acquired identifiable assets and liabilities assumed and the pro forma bargain purchase gain generated from the transaction (unaudited):

Purchase price:
Virginia BanCorp shares outstanding		3,893,376
Exchange rate		1.178
Bay Banks shares issued		4,586,397
Fair value of Bay Banks stock as of January 26, 2017		$8.20
Bay Banks common stock issued, including cash exchanged for fractional shares		$37,608
Unallocated ESOP shares in retained ESOP plan		$(483)

		$37,125

Fair value of assets acquired:
Cash and cash equivalents	$22,019
Securities available for sale	23,955
Restricted securities	1,889
Loans receivable	255,463
Premises and equipment	5,429
Other real estate owned	3,408
Bank owned life insurance	8,306
Accrued interest receivable	1,343
Core deposit intangible	2,450
Prepaid expenses and other assets	2,309

Total assets	326,571

Fair value of liabilities assumed:
Deposits	255,440
FHLB advances	32,998
Other liabilities	1,744

Total liabilities	290,182
Net assets acquired		36,389

Preliminary pro forma goodwill		$736

The preliminary pro forma goodwill represents the excess of the purchase price over the fair value of the net assets acquired. The purchase price will not be finalized until the merger is consummated and will be based on the share price of Bay Banks’ common stock on that date. The above estimate is based on the closing price of Bay Banks’ common stock on January 26, 2017, of $8.20 per share. Based on the preliminary fair values used herein, if Bay Banks’ stock price decreases by $1.00, the preliminary pro forma goodwill decreases by $4.586 million, and becomes a bargain purchase gain of $3.850 million. Alternatively, if Bay Banks’ stock price increases by $1.00, the preliminary pro forma goodwill increases by $4.586 million, to become goodwill of $5.323 million.

Note 4—Estimated Amortization/Accretion and Depreciation of Acquisition Accounting Adjustments

The following table sets forth an estimate of the expected effects of the estimated aggregate acquisition accounting adjustments reflected in the unaudited pro forma condensed combined financial statements on the future pre-tax net income of Bay Banks after the merger with Virginia BanCorp (unaudited):

(unaudited)	For the nine months ended September 30, 2016	For the years ended December 31,
		2017	2018	2019	2020	Thereafter	Total
Loans(1)	$691	$676	$488	$306	$213	$526	$2,900
Deposits	(326)	(200)	(129)	(86)	(37)	(4)	(782)
Core deposit intangible	(454)	(533)	(450)	(368)	(285)	(360)	(2,450)
Depreciation(2)	(43)	(57)	(57)	(57)	(57)	(863)	(1,134)

(1)	The difference between the $3.776 fair value discount on loans acquired and this $2.900 million is related to non-accretable yield on purchased credit-impaired loans.
(2)	In estimating the depreciation expense, part of the acquisition cost related to land value is not depreciable.

Note 5—Estimated Cost Savings and Merger-related Costs

Estimated cost savings are not included in the unaudited pro forma condensed consolidated statements of operations since they will be recorded in the consolidated results of income as they are incurred prior to or after completion of the merger and not indicative of what historical results of the combined company would have been had the companies been actually combined during the periods presented. Merger-related costs are estimated to be approximately $2.884 million before tax and are reflected in the pro forma condensed combined balance sheet as a reduction in retained earnings. These costs will be expensed as incurred and are not reflected in the consolidated unaudited pro forma combined condensed consolidated statements of operations.

MANAGEMENT OF BAY BANKS FOLLOWING THE MERGER

This section provides information regarding the directors and executive officers of Bay Banks following the merger. Directors of Bay Banks are separated into three classes: Class I, Class II and Class III. Each director serves for a term of three years and will be elected at the third succeeding annual meeting of shareholders. Pursuant to the bylaws of Bay Banks, any officer of Bay Banks can be removed at any time by the affirmative vote of a majority of the Bay Banks Board.

Directors of Bay Banks Following the Merger

Currently, the Bay Banks Board is comprised of six members. At the Effective Time, the size of the Bay Banks Board will be comprised of ten members consisting of five members of the Bay Banks Board and five members of the Virginia BanCorp Board. The five individuals who are currently members of the Bay Banks Board and who will continue as directors of Bay Banks following completion of the merger are Richard A. Farmar, III, Randal R. Greene, Julien G. Patterson, C. Dwight Clarke and Elizabeth H. Crowther. Robert F. Hurliman plans to retire prior to the Effective Time. The five individuals who are currently members of the Virginia BanCorp Board and who will continue as directors of Bay Banks following completion of the merger are C. Frank Scott, III, Lawrence N. Ashworth, James B. McNeer, Larry C. Tucker and James P. VanLandingham.

The following biographical information discloses each director’s age, business experience and other directorships held during the past five years. It also includes the experiences, qualifications, attributes and skills that led to the conclusion that the individual should serve as a director for Bay Banks.

Class I Directors—Qualifications and Experiences of Directors (term expiring in 2017)

Richard A. Farmar, III, 59, is President of SIFA Corporation, headquartered in Warsaw, Virginia. A graduate of Hampden-Sydney College, he joined B. H. Baird in 1979. In 1983, he received the AAI (Accredited Advisor in Insurance) designation and in 1994, the CPCU (Chartered Property Casualty Underwriter) designation. Mr. Farmar became President of SIFA Corporation, t/a B. H. Baird Insurance Agency in January 1999. He has served as President of the Independent Insurance Agents of Virginia and as a director of the Keystone Insurers Group and Virginia Financial Services Corporation. Active in his community, Mr. Farmar has served as President of the Warsaw Jaycees, President of the George Washington National Memorial Association, President of the Rappahannock Chapter of Ducks Unlimited and has coached Little League Baseball. He is a past President and current member of the Warsaw Rotary Club, a director of The Tidewater Foundation and a director of The Haven. Mr. Farmar is also the Chairman of the Board of Bank of Lancaster and Chairman of its Executive, Loan and Investment Committees. His connections to Richmond County, Virginia provide valuable knowledge of that market area.

Randal R. Greene, 57, is the President and Chief Executive Officer of Bay Banks and Bank of Lancaster. He is also a director of Bay Banks, Bank of Lancaster and Vice Chairman of Bay Trust Company. He received his Bachelor of Business Administration degree from East Tennessee University. He began his banking career in 1984 and brings over 30 years of community banking and management experience to the Bay Banks family, which he joined in 2011. Prior to serving in his current positions with the Bay Banks and Bank of Lancaster, Mr. Greene was Regional President of State of Franklin Bank, a division of Jefferson Federal Bank in Johnson City, Tennessee. From 1996 to 2008, he was President and Chief Executive Officer, director and founder of State of Franklin Savings Bank and Chairman of its Executive Committee. Mr. Greene was the President of State of Franklin Real Estate from 1997 to 2008, growing the company to 100 agents and to number two in market share. In addition, he served as President of State of Franklin Leasing Company. Mr. Greene has had a lifetime involvement in Boy Scouts of America and is currently a member of the Executive Board of the Capital Heart of Virginia Boy Scouts Council. He is a former President of the Sequoyah Council, which serves 17 counties in East Tennessee and Southwest Virginia, and former Chairman of the Silver Eagle Dinner for Boy Scouts of America. He has also served as the Leadership Chairman of United Way of East Tennessee, as a board member of the Children’s Advocacy Center, Chairman and board member of Comprehensive Community Services, Foundation Board member of East Tennessee State University, and board member of the Johnson City/Washington County Chamber of Commerce. He is a past Chairman of the Johnson City Medical Center Foundation, past board member of the City of Johnson City Community Development Board and the organizer of the Eastern Eight, a successful non-profit housing corporation. Currently, Mr. Greene serves on the Board of Directors of the Virginia Association of Community Bankers, and the Board of Bankers Title of Shenandoah, LLC. Mr. Greene formerly served on the board of the Rappahannock General Hospital Foundation. He also has been a participant of LEAD Northern Neck, a component of LEAD VIRGINIA, designed to build a network of informed, engaged and connected leadership for the Commonwealth of Virginia. Mr. Greene joined the local Boys & Girls Club Board of Directors in 2016.

C. Frank Scott, III, 65, is Chief Executive Officer and President of Virginia BanCorp and Virginia Commonwealth Bank. Mr. Scott joined Virginia Commonwealth Bank in 1999 and is responsible for the overall management of the institution and implementation of business strategy. He became President in 2008 and followed Charles F. Scott, Jr. as Chief Executive Officer in 2011 upon his retirement. Mr. Scott has served on the Board of Directors of Virginia BanCorp and Virginia Commonwealth Bank since 1987, including service on numerous board committees. He also served on many bank committees as an outside director. Mr. Scott is past president of the Petersburg Lions Club, the Southside Virginia Association of Realtors, and the Tri Cities Independent Insurance Agent’s Association. He is currently a member of the board of the Appomattox Educational Foundation, the Prince George Alliance for Education Association, and the Richard Bland College Foundation. He is a member of Redeemer Lutheran Church in Midlothian, and currently serves as a member of the Board of Directors and as Treasurer. Mr. Scott received his BS degree in Finance from Virginia Tech in 1974 and his MA from the Charles F. Dolan School of Business at Fairfield University in Fairfield Connecticut in 2003.

Class II Directors—Qualifications and Experiences of Directors (term expiring in 2018)

Julien G. Patterson, 65, brings to the Bay Banks Board valuable entrepreneurial business and board skills as past Chairman of OMNIPLEX World Services Corporation, a company he founded 28 years ago. The company employs approximately 3,500 men and women worldwide. Mr. Patterson’s security career began with the Central Intelligence Agency (the “CIA”), during which time he designed a wide variety of comprehensive and specialized security training programs, and led those mobile training teams. In 1987, Mr. Patterson left the CIA to begin his career as an entrepreneur. In 1997, Mr. Patterson was named the Greater Washington Entrepreneur of the Year from a field of over 890 nominees. The Entrepreneur of the Year award, sponsored by Ernst & Young LLP, the NASDAQ Stock Market and other nationally known companies, was established to recognize “an elite group of entrepreneurs whose vision, innovation and hard work have established and sustained successful growing businesses.” Mr. Patterson received his undergraduate and honorary doctorate degrees from Norfolk State University, and previously served on its Board of Visitors. He is the past Chairman of the Virginia Economic Development Partnership (for former Governors McDonnell and Kaine), a past Chairman of the Virginia Chamber of Commerce, a past Chairman of the Virginia Community College Foundation, a past Chairman of Virginia FREE, a director of the Boys & Girls Club of the Northern Neck, the Northern Neck Insurance Company, and a past director of the Steamboat Era Museum and a past trustee of the Virginia Foundation for Independent Colleges. Mr. Patterson is currently a keynote speaker, entrepreneurial coach, economic development activist, and international security consultant.

Lawrence N. Ashworth, 74, has served as a director of Virginia Commonwealth Bank and Virginia BanCorp since 2011. Prior to retirement Mr. Ashworth had a 35 year banking career within regional and community banks, with executive and general management responsibilities for risk management on a corporate basis and revenue and profitability growth at the business unit level. Prior to retirement he worked for Signet Bank for 22 years, in charge of the Signet Business Credit Division, corporate wide, specializing in Asset Based Lending (Signet was sold in 1998), and, more recently, chief credit officer and chief lending officer of Essex Bank. Mr. Ashworth received an MBA from the University of Richmond and BBA in accounting and economics from Marshall University.

James B. McNeer, 77, has served as a Director of Virginia Commonwealth Bank and Virginia BanCorp since 2005. Prior to retirement Dr. McNeer served as President of Richard Bland College for 16 years. He spent 44 years in teaching and served as Provost and Dean during those years. He is currently a member of the Southside Regional Medical Center Hospital Board. He received his BA from Emory and Henry College, an MA from West Virginia University and a Doctorate from the College of William & Mary.

Class III Directors—Qualifications and Experiences of Directors (term expiring in 2019)

C. Dwight Clarke, 54, is a Partner and Certified Public Accountant of Dehnert, Clarke & Co., P.C., an accounting firm located in Irvington, Virginia. Mr. Clarke has been associated with the firm since 1985 and a partner since June 1990. He works with clients throughout the counties of Lancaster, Northumberland, Middlesex and Mathews. Mr. Clarke graduated from Virginia Tech in 1985 with a B.S. degree in Accounting. He is a member of the American Institute of CPAs and the Virginia Society of CPAs. Active in his community, Mr. Clarke is a member, past President and Treasurer of the Kilmarnock-Irvington-White Stone Rotary Club; board member and Treasurer of the Tidewater Foundation; board member of Rappahannock Westminster Canterbury in Irvington, Virginia; a past board member and Treasurer for both the Lancaster County Chamber of Commerce and the Lancaster Community Library. He is a past member of Bank of Lancaster’s Lancaster/Middlesex Community Board.

Elizabeth H. Crowther, Ed. D., 60, is President of Rappahannock Community College (“RCC”), headquartered in Glenns, Virginia. RCC is the only institution of higher education located in the 12 counties of the Northern Neck and Middle Peninsula. Under her leadership, RCC has added three locations, including the Kilmarnock Center, and the college serves approximately 5,000 students in credit programs and 2,000 in workforce training. She is responsible for establishing guaranteed admission agreements with leading four-year colleges and universities across Virginia, which allow RCC graduates to transfer seamlessly into such institutions. Dr. Crowther earned her B.A. and M.A. degrees from Virginia Tech and her Doctor of Education from the College of William & Mary. Active in her community, Dr. Crowther serves on numerous civic and charitable boards, including the boards for Bon Secours Richmond Health Systems, Lilian Lumber Company, Northern Neck Insurance Company, Rappahannock Community College Educational Foundation, River Counties Community Foundation, Visions of Lancaster and Northumberland Counties, and the Virginia Economic Development Partnership. Dr. Crowther is a current member of the Middlesex Rotary Club and past President of the Strasburg Club, as well as a Paul Harris Fellow.

Larry C. Tucker, 72, has served as a director of Virginia Commonwealth Bank since 1994 and Virginia BanCorp since 2001. At the present time he serves as Chairman of the Board of Directors, Chairman of the Directors Loan Committee, and a member of the Succession/Compensation Committee. Tucker spent his career in the automobile business starting out in Service Management in 1963 at the former Master Chevrolet-Cadillac and in 1973 was offered a position at the former Petersburg Motors as Service Manager. In 1981 he was promoted to General Manager and became a partner and stockholder. In 1989 he was given the opportunity to buyout his partner and became the sole owner. He operated the dealership along with his son until 2006 when they sold the dealership and he retired from the automobile business. Tucker also served in the United States Army from 1965 until 1967 and during that period he had a 13 month tour in South Korea. He has served as a Director of The Cameron Foundation for twelve years and was Board Chairman for four years. He is a thirty three year member of the Rotary Club of Petersburg and a past president. He served on the City Council for the City of Petersburg from 1994-2000 and was Vice-Mayor. He served on the Hospital Authority of the City of Petersburg from 1989 until 1994 and was Vice Chairman when he resigned. Tucker is married to the former Elizabeth Wright Tucker, they have two children, six grandchildren and three great grandchildren. They are members of Christ and Grace Episcopal Church in Petersburg.

James P. VanLandingham, 67, has served as a director of Virginia Commonwealth Bank and Virginia BanCorp since 2005. Prior to retirement, Mr. VanLandingham was President of Builders Supply Company of Petersburg where he worked since 1975 after receiving his BA from Old Dominion University. Mr. VanLandingham has served as past President and current Board Member of the Petersburg Rotary Club and is the current Treasurer for the Southside Virginia Emergency Crew. He is also currently serving on the Dinwiddie IDA (Industrial Development Authority).

Executive Officers of Bay Banks Following the Merger

Upon completion of the merger, the following individuals will be executive officers of Bay Banks:

•	Randal R. Greene will continue to serve as President and Chief Executive Officer of Bay Banks and Chief Executive Officer of the Surviving Bank;

•	C. Frank Scott, III, currently President and Chief Executive officer of Virginia BanCorp and Virginia Commonwealth Bank, will serve as President of the Surviving Bank;

•	Douglas F. Jenkins, Jr. will continue to serve as Executive Vice President of Bay Banks and Executive Vice President and Chief Banking Officer of the Surviving Bank;

•	C. Rodes Boyd, Jr., currently Executive Vice President and Chief Banking Officer of Virginia Commonwealth Bank, will serve as Executive Vice President of Bay Banks and Executive Vice President and Chief Lending Officer of the Surviving Bank;

•	James A. Wilson, Jr., currently Vice President and Treasurer of Virginia BanCorp and Executive Vice President, Treasurer and Chief Financial Officer of Virginia Commonwealth Bank, will serve as Executive Vice President and Chief Financial Officer of Bay Banks and the Surviving Bank; and

•	Deborah M. Evans, currently Senior Vice President and Chief Financial Officer of Bay Banks and Bank of Lancaster, will serve as Senior Vice President of Bay Banks and Senior Vice President and Comptroller of the Surviving Bank.

The following provides certain biographical information with respect to each executive officer of Bay Banks upon completion of the merger who is not a director:

C. Rodes Boyd, Jr., 59, has served as Executive Vice President and Chief Banking Officer of Virginia Commonwealth Bank since July 2012. Mr. Boyd joined Virginia Commonwealth Bank in April 2011 as Executive Vice President and Chief Credit Officer, a role he served in until July 2012. Prior to joining Virginia Commonwealth Bank, Mr. Boyd was a Vice President in Commercial Banking with The Bank of Richmond and Gateway Bank from 2002 until 2009, and was the Richmond Market President for the Bank of Hampton Roads from March 2009 through December 2010. Mr. Boyd is currently serving a two year term as Chairman of the Lending Executive Committee for the Virginia Banker’s Association.

Deborah M. Evans, 54, has served as Chief Financial Officer of Bay Banks since December 2011. From 2005 until December 2011, Ms. Evans served as Treasurer and Principal Financial and Accounting Officer of Bay Banks. Ms. Evans joined Bank of Lancaster in 1999 and over the last 17 years has served as Regulatory Accountant, Assistant Cashier, Cashier and Chief Financial Officer of Bank of Lancaster.

Douglas F. Jenkins, Jr., 56, has served as Executive Vice President of Bank of Lancaster since December 2011 and of Bay Banks since May 2014. He also currently serves as Chief Banking Officer of Bank of Lancaster. Mr. Jenkins was Senior Vice President of Bank of Lancaster from December 2009 until December 2011 and served as Senior Lending Officer from May 2008 until April 2013. He also served as Retail Delivery Administrator from June 2011 until April 2013. Prior to joining Bank of Lancaster in 2006 as a Business Development Officer, Mr. Jenkins was a Vice President at SunTrust Bank, where he was a member of its Financial Institutions Group.

James A. Wilson, Jr., 56, serves as Executive Vice President, Treasurer and Chief Financial Officer of Virginia Commonwealth Bank and as Treasurer/Vice President of Virginia BanCorp. Mr. Wilson joined Virginia Commonwealth Bank in August 1989 as Treasurer/Controller and was soon thereafter promoted to Senior Vice President/Chief Financial Officer. In 2012, he was promoted to Executive Vice President/Chief Financial Officer of Virginia Commonwealth Bank. Mr. Wilson is a Certified Public Accountant, CFA® charterholder and Chartered Global Management Accountant.

Employment Agreements with Executive Officers of Bay Banks

On November 2, 2016, Bay Banks entered into new employment agreements with Randal R. Greene, Deborah M. Evans and Douglas F. Jenkins, Jr., effective immediately. The new employment agreements supersede and replace the existing employment agreement and management continuity agreements with these officers.

Employment Agreement with Randal R. Greene. Under the terms of the employment agreement with Mr. Greene, dated November 2, 2016, Mr. Greene will be employed as President and Chief Executive Officer of Bay Banks and Bank of Lancaster. At the Effective Time, Mr. Greene will be employed as President and Chief Executive Officer of Bay Banks and Chief Executive Officer of the Surviving Bank. The term of Mr. Greene’s agreement will commence on November 2, 2016 and will expire on November 2, 2019, unless earlier terminated or extended as provided therein. Beginning on the first anniversary of his agreement and on each anniversary thereafter, the term will be extended an additional year, unless either party gives at least three months prior notice to the other.

Mr. Greene will receive an initial base salary of not less than $281,800 and may receive base salary increases and incentive, bonus compensation or other compensation in the amounts determined by the Board of Directors of Bank of Lancaster. Mr. Greene also will be eligible to participate in Bay Banks’ long-term and short-term incentive plans, with a maximum annual incentive compensation of 25% of his base salary, and in cash and non-cash employee benefit plans and will be provided with use of a bank-owned automobile and reimbursement for country club membership and fees and certain expenses.

Mr. Greene’s agreement also provides for the termination of his employment at any time by Bay Banks for other than “Cause” or by Mr. Greene for “Good Reason” (as those terms are defined in his agreement). Upon termination under either of these circumstances and provided that Mr. Greene releases and waives his claims against Bay Banks as provided in his agreement, Mr. Greene will be entitled to the following:

•	an amount equal to the greater of (i) a monthly amount equal to one-twelfth of his annual base salary in each month for the remainder of the term of his agreement, or (ii) a monthly amount equal to one-twelfth of his annual base salary for a period of one year;

•	any bonus or other short-term incentive compensation earned, but not yet paid, for the year prior to the year in which his employment terminates; and

•	if Mr. Greene so elects, continued participation in Bay Banks’ group health and dental plans for the period in which payments are made above and payment by Bay Banks of its portion of premiums in effect at the date of termination.

If within one year after a Change in Control (as defined in his agreement), Mr. Greene’s employment is terminated without Cause or if he resigns for Good Reason, Mr. Greene will be entitled to receive a lump sum cash payment equal to 2.99 times the sum of his base salary and most recent annual bonus (in each case, as of the date of termination or, if greater, as of the Change in Control) and continued participation in benefit plans as described above for a period of two years.

Mr. Greene also will be subject, in certain circumstances, to non-competition and non-solicitation restrictions for a period of 24 months following the termination of his employment.

Employment Agreement with Deborah M. Evans. Under the terms of the employment agreement with Ms. Evans, dated November 2, 2016, Ms. Evans will be employed as Senior Vice President and Chief Financial Officer of Bay Banks and Bank of Lancaster. At the Effective Time, Ms. Evans will be employed as Senior Vice President of Bay Banks and Senior Vice President and Comptroller of the Surviving Bank. The term of Mr. Evans’s employment agreement will commence on November 2, 2016 and will expire on November 2, 2017, unless earlier terminated or extended as provided therein. The agreement automatically will renew for successive one year terms, unless either party gives at least three months prior notice to the other.

Ms. Evans will receive an initial base salary of not less than $149,050 and may receive base salary increases and incentive, bonus compensation or other compensation in the amounts determined by the Board of Directors of Bank of Lancaster. Ms. Evans also will be eligible to participate in Bay Banks’ long-term and short-term incentive plans and in cash and non-cash employee benefit plans and will be provided with reimbursement for certain expenses.

Ms. Evans’s agreement also provides for the termination of her employment at any time by Bay Banks for other than “Cause” or by Ms. Evans for “Good Reason” (as those terms are defined in her agreement). Upon termination under either of these circumstances and provided that Ms. Evans releases and waives her claims against Bay Banks as provided in her agreement, Ms. Evans will be entitled to the following:

•	a monthly amount equal to one-twelfth of her annual base salary for a period of one year;

•	any bonus or other short-term incentive compensation earned, but not yet paid, for the year prior to the year in which her employment terminates; and

•	if Ms. Evans so elects, continued participation in Bay Banks’ group health and dental plans for the period in which payments are made above and payment by Bay Banks of its portion of premiums in effect at the date of termination.

If within one year after a Change in Control (as defined in her agreement), Ms. Evans’s employment is terminated without Cause or if she resigns for Good Reason, Ms. Evans will be entitled to receive a lump sum cash payment equal the sum of her base salary and most recent annual bonus (in each case, as of the date of termination or, if greater, as of the Change in Control) and continued participation in benefit plans as described above for a period of one year.

Ms. Evans also will be subject, in certain circumstances, to non-competition and non-solicitation restrictions for a period of one year following the termination of her employment.

Employment Agreement with Douglas F. Jenkins, Jr. Under the terms of the employment agreement with Mr. Jenkins, dated November 2, 2016, Mr. Jenkins will be employed as Executive Vice President of Bay Banks and Executive Vice President and Chief Banking Officer of the Surviving Bank. The term of Mr. Jenkins’s agreement will commence on November 2, 2016 and will expire on November 2, 2018, unless earlier terminated or extended as provided therein. The agreement automatically will renew for successive two year terms, unless either party gives at least three months prior notice to the other.

Mr. Jenkins will receive an initial base salary of not less than $205,700 and may receive base salary increases and incentive, bonus compensation or other compensation in the amounts determined by the Board of Directors of Bank of

Lancaster. Mr. Jenkins also will be eligible to participate in Bay Banks’ long-term and short-term incentive plans and in cash and non-cash employee benefit plans and will be provided with use of a bank-owned automobile and reimbursement for certain expenses.

Mr. Jenkins’s agreement also provides for the termination of his employment at any time by Bay Banks for other than “Cause” or by Mr. Jenkins for “Good Reason” (as those terms are defined in his agreement). Upon termination under either of these circumstances and provided that Mr. Jenkins releases and waives his claims against Bay Banks as provided in his agreement, Mr. Jenkins will be entitled to the following:

•	an amount equal to the greater of (i) a monthly amount equal to one-twelfth of his annual base salary in each month for the remainder of the term of his agreement, or (ii) a monthly amount equal to one-twelfth of his annual base salary for a period of one year;

•	any bonus or other short-term incentive compensation earned, but not yet paid, for the year prior to the year in which his employment terminates; and

•	if Mr. Jenkins so elects, continued participation in Bay Banks’ group health and dental plans for the period in which payments are made above and payment by Bay Banks of its portion of premiums in effect at the date of termination.

If within one year after a Change in Control (as defined in his agreement), Mr. Jenkins’s employment is terminated without Cause or if he resigns for Good Reason, Mr. Jenkins will be entitled to receive a lump sum cash payment equal to two times the sum of his base salary and most recent annual bonus (in each case, as of the date of termination or, if greater, as of the Change in Control) and continued participation in benefit plans as described above for a period of two years.

Mr. Jenkins also will be subject, in certain circumstances, to non-competition and non-solicitation restrictions for a period of 24 months following the termination of his employment.

Employment Agreements with Officers of Virginia BanCorp. Also on November 2, 2016, Bay Banks entered into employment agreements with certain executive officers of Virginia BanCorp that will become executive officers of Bay Banks and/or the Surviving Bank, effective upon consummation of the merger. See “Virginia BanCorp’s Directors and Officers Have Financial Interests in the Merger—Employment with Bay Banks Following the Merger” beginning on page 71.

INFORMATION ABOUT BAY BANKS

General Description of Bay Banks’ Business

Overview

Bay Banks is a bank holding company that conducts substantially all of its operations through its subsidiaries, Bank of Lancaster and Bay Trust Company. Bay Banks was incorporated under the laws of the Commonwealth of Virginia on June 30, 1997, in connection with the holding company reorganization of Bank of Lancaster. Bank of Lancaster opened for business in 1930 and has partnered with the communities it serves to ensure responsible growth and development since its organization.

Bank of Lancaster is a state-chartered bank, headquartered in Kilmarnock, Virginia, and a member of the Federal Reserve System. Bank of Lancaster has offices in Virginia throughout the Northern Neck and Middle Peninsula and in the Greater Richmond area of central Virginia. It serves businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking, investment services, and mortgage banking. Products include checking accounts, savings accounts, money market accounts, cash management accounts, certificates of deposit, individual retirement accounts, commercial and industrial loans, residential mortgages, commercial mortgages, home equity loans, consumer installment loans, investment accounts, insurance, credit cards, online banking, telephone banking, and mobile banking.

Bank of Lancaster has one wholly owned subsidiary, Bay Services Company, Inc., a Virginia corporation organized in 1994 (“Bay Services”). Bay Services owns an interest in a land title insurance agency, Bankers Title of Shenandoah, and an investment and insurance services company, Infinex Investments, Inc. Bankers Title of Shenandoah sells title insurance to mortgage loan customers, including customers of Bank of Lancaster and the other financial institutions that have an ownership interest in the agency. Infinex Investments, Inc. provides Bank of Lancaster’s non-deposit products department, Investment Advantage, with insurance and investment products for marketing within Bank of Lancaster’s market areas.

Bay Trust Company provides management services for personal and corporate trusts, including estate planning, estate settlement, and trust administration. Products include estate planning and settlement, revocable and irrevocable living trusts, testamentary trusts, custodial accounts, investment management accounts, and managed, as well as self-directed rollover Individual Retirement Accounts.

On May 28, 2015, Bay Banks entered into a Subordinated Note Purchase Agreement (the “Note Purchase Agreement”) under which Bay Banks issued an aggregate of $7,000,000 of subordinated notes (the “Notes”) to certain accredited investors. The Notes have a maturity date of May 28, 2025. The Notes bear interest, payable on the 1st of March and September of each year, commencing September 1, 2015, at a fixed interest rate of 6.50% per year. The Notes are not convertible into common stock or preferred stock, and are not callable by the holders. Bay Banks has the right to redeem the Notes, in whole or in part, without premium or penalty, at any interest payment date on or after May 28, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of Bay Banks, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of Bay Banks and rank junior in right of payment to Bay Banks’ existing and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory reporting.

Bay Banks had total assets of $456.3 million, deposits of $359.9 million, and shareholders’ equity of $39.6 million as of December 31, 2015, and total assets of $468.3 million, deposits of $378.0 million, and shareholders’ equity of $41.9 million as of September 30, 2016. Its headquarters are located in Kilmarnock, Virginia and its telephone number is (804) 435-1171 or (800) 435-1140. Bay Banks’ website is www.baybanks.com. Information contained on the Bay Banks’ website is not a part of or incorporated into this report or any other filing Bay Banks makes with the SEC.

Financial Services

Through Bank of Lancaster and Bay Trust Company, Bay Banks provides a wide variety of financial services to its customers in its market areas. The primary products and services are summarized below:

Mortgage Loans on Real Estate. Bank of Lancaster’s mortgage loans on real estate comprise the largest segment of its loan portfolio. The majority of Bank of Lancaster’s real estate loans are mortgages on owner-occupied one-to-four family residential properties, including both fixed-rate and adjustable-rate structures. Residential mortgages are underwritten and documented within the guidelines of the regulations of the Federal Reserve. Home equity lines of credit are also offered. Construction loans with a twelve-month term are another component of Bank of Lancaster’s portfolio. Underwritten at 80% loan to value, and to qualified builders and individuals, these loans are disbursed as construction progresses and verified by Bank of Lancaster’s inspection. Bank of Lancaster also offers commercial loans that are secured by real estate. These mortgages are also typically written at a maximum of 80% loan to value.

Bay Banks also offers secondary market residential loan origination. Through Bank of Lancaster, customers may apply for home mortgages that are underwritten in accordance with the guidelines of either the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association (“FNMA” or “Fannie Mae”). These loans are then sold into the secondary market on a loan-by-loan basis, usually directly to FNMA. Bank of Lancaster earns origination and servicing fees from this service.

Commercial and Industrial Loans. Commercial lending activities include small business loans, asset based loans, and other secured and unsecured loans and lines of credit. Commercial and industrial loans may entail greater risk than residential mortgage loans, and are therefore underwritten with strict risk management standards. Among the criteria for determining the borrower’s ability to repay is a cash flow analysis of the business and business collateral.

Consumer Loans. As part of its full range of services, Bank of Lancaster’s consumer lending services include automobile and boat financing, home improvement loans, credit cards and unsecured personal loans. These consumer loans historically entail greater risk than loans secured by real estate, but also generate a higher return.

Consumer Deposit Services. Consumer deposit products include checking accounts, savings accounts, money market accounts, certificates of deposit, online banking, mobile banking and electronic statements. Bank of Lancaster’s Golden Advantage program offers special products and services to customers age 55 and over, and the Extreme Banking program offers a suite of electronic products.

Commercial Banking Services. Bank of Lancaster offers a variety of services to commercial customers. These services include analysis checking, cash management deposit accounts, wire services, direct deposit payroll service, online banking, telephone banking, remote deposit, and a full line of commercial lending options. Bank of Lancaster also offers Small Business Administration loan products under the 504 Program, which provides long-term funding for commercial real estate and long-lived equipment. This allows commercial customers to obtain favorable rate loans for the development of business opportunities, while providing Bank of Lancaster with a partial guarantee of the outstanding loan balance.

Market Area

Bank of Lancaster currently has an office located in Kilmarnock, Virginia, three offices in the Richmond, Virginia metropolitan area, and one office each in White Stone, Warsaw, Montross, Callao, Burgess, Hartfield and Colonial Beach, Virginia. A substantial amount of Bank of Lancaster’s deposits are interest bearing, and the majority of Bank of Lancaster’s loan portfolio is secured by real estate. Deposits of Bank of Lancaster are insured by the Deposit Insurance Fund of the FDIC.

Bay Banks’ marketplace includes the Northern Neck Peninsula of Virginia, Middlesex County, which is located across the Rappahannock River from the Northern Neck, and the Richmond, Virginia metropolitan area. The Northern Neck includes the counties of Lancaster, Northumberland, Richmond, and Westmoreland. The main demographic in the Bay Banks’ Northern Neck market is smaller, retired households with relatively high per capita incomes. Health care, tourism, and related services are the major employment sectors in the Northern Neck and Middlesex County. Bay Banks expanded operations into the Richmond, Virginia market in 2014 with an eye toward higher density business and consumer demographics. Bay Banks considers the city of Richmond and the counties of Henrico and Chesterfield, Virginia to be its service area in the Greater Richmond area. The city of Richmond serves as the capital of Virginia and the economic center of the Richmond-Petersburg metropolitan statistical area. The area reflects a generally high quality of life as exemplified by relatively low cost of living, minimal traffic congestion, a physically attractive topography, and a diverse economy that typically does not experience the highs or the lows of national business cycles.

Competition

Bay Banks’ marketplace is highly competitive. Bay Banks is subject to competition from a variety of commercial banks and financial service companies, large national and regional financial institutions, large regional credit unions, mortgage companies, consumer finance companies, mutual funds and insurance companies. Competition for loans and deposits is affected by numerous factors, including interest rates, institutional reputation, and the economy.

Supervision and Regulation

Bank holding companies and banks are extensively regulated under both federal and state laws. The following description briefly addresses certain historic and current provisions of federal and state laws and certain regulations, proposed regulations and the potential impacts on Bay Banks and Bank of Lancaster. To the extent statutory or regulatory provisions or proposals are described in this report, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

Bay Banks

General. As a bank holding company registered under the Bank Holding Company Act of 1956 (the “BHCA”), Bay Banks is subject to supervision, regulation, and examination by the Federal Reserve. Bay Banks is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation, and examination by the Virginia Bureau of Financial Institutions.

Permitted Activities. A bank holding company is limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Banking Acquisitions; Changes in Control. The BHCA requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution’s performance under the Community Reinvestment Act of 1977 and its compliance with fair housing and other consumer protection laws.

Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company’s acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or no other person will own a greater percentage of that class of voting securities immediately after the acquisition. Bay Banks’ common stock is registered under Section 12 of the Exchange Act.

In addition, Virginia law requires prior approval from the Bureau of Financial Institutions for (i) the acquisition of more than 5% of the voting shares of a Virginia bank or any holding company that controls a Virginia bank, or (ii) the acquisition by a Virginia bank holding company of a bank or its holding company domiciled outside Virginia.

Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, Bay Banks is expected to commit resources to support Bank of Lancaster, including at times when Bay Banks may not be in a financial position to provide such resources. Any capital loans to a bank holding company from any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safety and Soundness. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance fund in the event of a depository institution default. For example, under the Federal Deposit Insurance Company Improvement Act of 1991, to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any subsidiary bank that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

Under the FDIA, the federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.

Capital Requirements. The Federal Reserve imposes certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “—Bank of Lancaster—Capital Requirements.” Subject to its capital requirements and certain other restrictions, Bay Banks is able to borrow money to make a capital contribution to Bank of Lancaster, and such loans may be repaid from dividends paid by Bank of Lancaster to Bay Banks.

Limits on Dividends and Other Payments. Bay Banks is a legal entity, separate and distinct from its subsidiaries. A portion of the revenues of Bay Banks may result from dividends paid to it by Bank of Lancaster. There are various legal limitations applicable to the payment of dividends by Bank of Lancaster to Bay Banks and to the payment of dividends by Bay Banks to its shareholders. Bank of Lancaster is subject to various statutory restrictions on its ability to pay dividends to Bay Banks. Under current regulations, prior approval from the Federal Reserve is required if cash dividends declared in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends by Bank of Lancaster or Bay Banks may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit Bank of Lancaster or Bay Banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending on the financial condition of Bank of Lancaster, or Bay Banks, could be deemed to constitute such an unsafe or unsound practice.

Under the FDIA, insured depository institutions such as Bank of Lancaster, are prohibited from making capital distributions, including the payment of dividends, if, after making such distributions, the institution would become “undercapitalized” (as such term is used in the statute). Based on Bank of Lancaster’s current financial condition, Bay Banks does not expect this provision will have any impact on its ability to receive dividends from Bank of Lancaster. Bay Banks’ non-bank subsidiary, Bay Trust Company, may pay dividends to Bay Banks on a non-regulated basis.

In addition to dividends it may receive from Bank of Lancaster, Bay Banks receives management fees from its affiliated companies for expenses incurred related to external financial reporting and audit fees, investor relations expenses, board of directors fees and legal fees related to corporate actions. These fees are charged to each subsidiary based upon various specific allocation methods measuring the estimated usage of such services by that subsidiary. The fees are eliminated from the financial statements in the consolidation process.

Bank of Lancaster

General. Bank of Lancaster is supervised and regularly examined by the Federal Reserve and the Virginia Bureau of Financial Institutions. The various laws and regulations administered by the bank regulatory agencies affect corporate practices, such as the payment of dividends, incurrence of debt and acquisition of financial institutions and other companies; they also affect business practices, such as the payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. Certain of these laws and regulations are referenced above under “—Bay Banks.”

Capital Requirements. The Federal Reserve and the other federal banking agencies have issued risk-based and leverage capital requirements applicable to U.S. banking organizations. Those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.

On June 7, 2012, the Federal Reserve issued a series of proposed rules intended to revise and strengthen its risk-based and leverage capital requirements and its method for calculating risk-weighted assets. The rules were proposed to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The proposed rules modified or left unchanged the components of regulatory capital, which are: (i) “total capital”, defined as core capital and supplementary capital less certain specified deductions from total capital such as reciprocal holdings of depository institution capital instruments and equity investments; (ii) “Tier 1 capital,” which consists principally of common and certain qualifying preferred shareholders’ equity (including grandfathered trust preferred securities) as well as retained earnings, less certain intangibles and other adjustments; and (iii) “Tier 2 capital”, which consists of cumulative preferred stock, long-term perpetual preferred stock, a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments), and a limited amount of the general loan loss allowance. The Federal Reserve also has established a minimum leverage capital ratio of Tier 1 capital to average adjusted assets (“Tier 1 leverage ratio”).

In July 2013, the Federal Reserve issued final rules that made the changes to its capital rules to align them with the Basel III regulatory capital framework and meet certain requirements of the Dodd-Frank Act. Effective January 1, 2015, the final rules require Bank of Lancaster to comply with the following minimum capital ratios: (i) a new Common Equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6.0% of risk-weighted assets (increased from the prior requirement of 4.0%); (iii) a total capital ratio of 8.0% of risk-weighted assets (unchanged from the prior requirement); and (iv) a leverage ratio of 4.0% of total assets (unchanged from the prior requirement). The following additional capital requirements related to the capital conservation buffer are being phased in over a four year period beginning January 1, 2016. When fully phased in on January 1, 2019, the rules will require Bank of Lancaster to maintain (i) a minimum ratio of Common Equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% Common Equity Tier 1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of Common Equity Tier 1 to risk-weighted assets of at least 7.0% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation), and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets. The capital conservation buffer requirement is being phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing by the same amount each year until fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

Deposit Insurance. The deposits of Bank of Lancaster are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The deposit insurance assessment base is equal to Bank of Lancaster’s average total assets minus average tangible equity, pursuant to a rule issued by the FDIC as required by the Dodd-Frank Act.

The FDIA, as amended by the Federal Deposit Insurance Reform Act and the Dodd-Frank Act, requires the FDIC to set a ratio of deposit insurance reserves to estimated insured deposits of at least 1.35%. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank’s capital level and supervisory rating. On February 27, 2009, the FDIC introduced three possible adjustments to an institution’s initial base assessment rate: (i) a decrease of up to five basis points for long-term unsecured debt, including senior unsecured debt (other than debt guaranteed under the Temporary Liquidity Guarantee Program) and subordinated debt and, for small institutions, a portion of Tier 1 capital; (ii) an increase not to exceed 50% of an institution’s assessment rate before the increase for secured liabilities in excess of 25% of domestic deposits; and (iii) for non-Risk Category I institutions, an increase not to exceed 10 basis points for brokered deposits in excess of 10% of domestic deposits.

All FDIC insured institutions are required to pay assessments to the FDIC at an annual rate of approximately one basis point of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of Bank of Lancaster to engage in transactions with related parties or “affiliates” or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between Bank of Lancaster and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to Bank of Lancaster, as those prevailing for comparable nonaffiliated transactions. In addition, Bank of Lancaster generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank (“10% Shareholders”), are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed Bank of Lancaster’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which Bank of Lancaster is permitted to extend credit to executive officers.

Prompt Corrective Action. Federal banking regulators are authorized and, under certain circumstances, required to take certain actions against banks that fail to meet their capital requirements. The federal bank regulatory agencies have additional enforcement authority with respect to undercapitalized depository institutions. “Well capitalized” institutions may generally operate without supervisory restriction. With respect to “adequately capitalized” institutions, such banks cannot normally pay dividends or make any capital contributions that would leave it undercapitalized, they cannot pay a management fee to a controlling person if, after paying the fee, it would be undercapitalized, and they cannot accept, renew or roll over any brokered deposit unless the bank has applied for and been granted a waiver by the FDIC.

Immediately upon becoming “undercapitalized,” a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the DIF, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions. Bank of Lancaster meets the definition of being “well capitalized” as of September 30, 2016.

As described above in “—Bank of Lancaster—Capital Requirements,” the new capital requirement rules issued by the Federal Reserve incorporate new requirements into the prompt corrective action framework.

Community Reinvestment Act (“CRA”). Bank of Lancaster is subject to the requirements of the Community Reinvestment Act of 1977. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities they serve, including low and moderate income neighborhoods. The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank’s record in meeting such credit needs. Furthermore, such assessment is also required of banks that have applied, among other things, to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch. In the case of a bank holding company applying for approval to acquire a bank or another bank holding company, the record of each subsidiary bank of the applicant bank holding company is subject to assessment in considering the application. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” Bank of Lancaster received a “satisfactory” CRA rating in its most recent examination.

Privacy Legislation. Several laws, including the Right To Financial Privacy Act, and related regulations issued by the federal bank regulatory agencies, provide protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers’ personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated parties without prior notice and approval from the customer.

USA Patriot Act of 2001. In October 2001, the USA Patriot Act of 2001 (“Patriot Act”) was enacted in response to the September 11, 2001 terrorist attacks in New York, Pennsylvania, and Northern Virginia. The Patriot Act is intended to strengthen U.S. law enforcement and the intelligence communities’ abilities to work cohesively to combat terrorism. The Patriot Act contains anti-money laundering and financial transparency laws, and imposes various regulations, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities to identify persons who may be involved in terrorism or money laundering.

Volcker Rule. The Dodd-Frank Act prohibits insured depository institutions and their holding companies from engaging in proprietary trading except in limited circumstances, and prohibits them from owning equity interests in excess of 3% of Tier 1 capital in private equity and hedge funds (known as the “Volcker Rule”). The Volcker Rule, which became effective in July 2015, does not significantly impact the operations of Bay Banks or Bank of Lancaster, as they do not have any significant engagement in the businesses prohibited by the Volcker Rule. Bay Banks also has evaluated the implications of the Volcker Rule on its investments and does not expect any material financial implications.

Under the rules implementing the Volcker Rule, banking entities would have been prohibited from owning certain collateralized debt obligations (“CDOs”) backed by trust preferred securities (“TruPS”) as of July 21, 2015, which could have forced banking entities to recognize unrealized market losses based on the inability to hold any such investments to maturity. However, on January 14, 2014, the federal bank regulatory agencies issued an interim rule, effective April 1, 2014, exempting TruPS CDOs from the Volcker Rule if (i) the CDO was established prior to May 19, 2010, (ii) the banking entity reasonably believes that the offering proceeds of the CDO were used to invest primarily in TruPS issued by banks with less than $15 billion in assets, and (iii) the banking entity acquired the CDO on or before December 10, 2013. Bay Banks currently does not have any impermissible holdings of TruPS CDOs under the interim final rule and, therefore, will not be required to divest of any such investments or change their accounting treatment. Bay Banks is continuously monitoring its investments to ensure compliance as the various provisions of the Volcker Rule regulations become effective.

Consumer Financial Protection. Bank of Lancaster is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws ,and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. If Bank of Lancaster fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions Bank of Lancaster may wish to pursue or being prohibited from engaging in such transactions even if approval is not required.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau (the “CFPB”), and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets., (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services.

The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction.

Ability-to-Repay and Qualified Mortgage Rule. Pursuant to the Dodd-Frank Act, the CFPB issued a final rule on January 10, 2013 (effective on January 10, 2014), amending Regulation Z as implemented by the Truth in Lending Act, requiring mortgage lenders to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Mortgage lenders are required to determine consumers’ ability to repay in one of two ways. The first alternative requires the mortgage lender to consider the following eight underwriting factors when making the credit decision: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) the monthly payment on the covered transaction; (iv) the monthly payment on any simultaneous loan; (v) the monthly payment for mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) the monthly debt-to-income ratio or residual income; and (viii) credit history. Alternatively, the mortgage lender can originate “qualified mortgages,” which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a “qualified mortgage” is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a qualified mortgage the points and fees paid by a consumer cannot exceed 3% of the total loan amount. Qualified mortgages that are “higher-priced” (e.g. subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not “higher-priced” (e.g. prime loans) are given a safe harbor of compliance. Bay Banks is predominantly an originator of compliant qualified mortgages.

Cybersecurity. In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If Bay Banks fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties. To date, Bay Banks has not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but its systems and those of its customers and third-party service providers are under constant threat and it is possible that Bay Banks could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by Bay Banks and its customers.

Incentive Compensation. In June 2010, the federal bank regulatory agencies issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Interagency Guidance on Sound Incentive Compensation Policies, which covers all employees that have the ability to materially affect the risk profile of financial institutions, either individually or as part of a group, is based upon the key principles that a financial institution’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution’s board of directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as Bay Banks and Bank of Lancaster, that are not “large, complex banking organizations.” These reviews will be tailored to each financial institution based on the scope and complexity of the institution’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution’s supervisory ratings, which can affect the institution’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the institution’s safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies. At September 30, 2016, Bay Banks and Bank of Lancaster have not been made aware of any instances of non-compliance with the final guidance.

Employees

At December 31, 2015, Bay Banks employed approximately 126 people of which 105 were considered full-time employees. At September 30, 2016, Bay Banks employed approximately 121 people of which 104 were considered full-time employees.

Properties

Bay Banks, through its subsidiaries, owns or leases buildings and office space that are used in the normal course of business. The headquarters of each of Bay Banks, Bank of Lancaster, and Bay Trust Company is located at 100 South Main Street, Kilmarnock, Virginia, in a building owned by Bank of Lancaster. Following closing of the merger, Bay Banks and Bank of Lancaster plan to relocate their headquarters to Richmond, Virginia.

Unless otherwise noted, the properties listed below are owned by Bay Banks and its subsidiaries as of December 31, 2016:

Bank of Lancaster:	100 South Main Street, Kilmarnock, Virginia

708 Rappahannock Drive, White Stone, Virginia

432 North Main Street, Kilmarnock, Virginia (sale pending)

4935 Richmond Road, Warsaw, Virginia

15648 Kings Highway, Montross, Virginia

18 Sandy Street, Callao, Virginia

23 West Church Street, Kilmarnock, Virginia

15104 Northumberland Highway, Burgess, Virginia

680 McKenney Boulevard, Colonial Beach, Virginia

11450 Robious Road, North Chesterfield, Virginia

10880 General Puller Highway, Hartfield, Virginia (leased)

5711 Patterson Avenue, Richmond, Virginia (leased)

One Paragon Place, 6800 Paragon Place, Suite 650, Richmond, Virginia (leased)

Legal Proceedings

In the ordinary course of its operations, Bay Banks is a party to various legal proceedings. Based upon information currently available, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on the business, financial condition, or results of operations of Bay Banks.

Board of Directors and Director Compensation

Directors of Bay Banks

Board Independence. The Bay Banks Board has determined that, except for Mr. Greene, each director is independent within the NASDAQ definition of “independent director.”

Board Meetings. Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of the director’s duties, including attendance at Bay Banks Board and Committee meetings. During 2015, there were eight meetings of the Bay Banks Board. Each incumbent director attended at least 75% of the aggregate number of meetings of the Bay Banks Board and its Committees. Directors are encouraged to attend shareholders’ meetings, and all directors attended the 2015 Annual Meeting of Shareholders.

There are no family relationships among any of the directors or among any directors and any executive officers. None of the directors serves as a director of any other publicly held company.

Leadership Structure. The positions of Chairman of the Board and Chief Executive Officer are held by separate persons. The Chief Executive Officer serves on the Bay Banks Board; however, his main focus is to provide leadership to Bay Banks in accomplishing the directives established by the Bay Banks Board. In that role, he is responsible for the general administration, oversight, care and management of the business of Bay Banks and Bay Banks’ subsidiaries, as well as full authority over all officers, managers and employees. The Chairman of the Board is considered the lead independent director, and his role, along with the Bay Banks Board, is to provide independent oversight of the Chief Executive Officer, to direct the business and affairs of Bay Banks for the benefit of its shareholders, and to balance the interests of Bay Banks’ diverse constituencies including shareholders, customers, employees and communities.

Board Involvement in Risk Oversight. Via the Enterprise Risk Committee, established in 2014, the Bay Banks Board oversees risk management to be reasonably certain that Bay Banks’ risk management practices are consistent with Bay Banks’ strategy and functioning appropriately. The Enterprise Risk Committee directs management’s Enterprise Risk Management (“ERM”) program. The ERM program assesses six risk areas on a quarterly basis. These risk areas are credit, market, liquidity, operational, legal and reputational. Furthermore, the Bay Banks Board establishes standards for risk management by approving policies that address and mitigate the aforementioned risks, plus capital risk and fiduciary risk. The Audit Committee oversees financial, accounting and internal control risk management. The Bay Banks Board also monitors, reviews, and reacts to risk through various reports presented by management, internal and external auditors, and regulatory examiners.

Director Compensation

In 2016, non-employee directors of Bay Banks received a $7,000 annual retainer, with the exception of the Chairman, who received a $12,000 annual retainer. They also received $500 for each meeting of the Bay Banks Board attended, and $300 for each committee meeting attended. Randal R. Greene, Bay Banks’ President and Chief Executive Officer, is not compensated for his service on the Bay Banks Board or the boards of directors of Bay Banks’ subsidiaries. In addition, certain non-employee directors serve as chairpersons on various community boards for Bank of Lancaster, and received $50 for each meeting attended. For information regarding Bay Banks’ expected director compensation policy following completion of the merger, see “Virginia BanCorp’s Directors and Officers Have Financial Interests in the Merger—Appointment of Individuals to the Boards of Directors of Bay Banks and the Surviving Bank” beginning on page 70.

Bay Banks has a nonqualified Directors Deferred Compensation Plan which allows for the deferral of pre-tax income associated with the payment of cash fees and retainers. Directors may elect to defer all or a portion of their director fees and retainers under this plan. Amounts deferred pursuant to the plan can be invested in various mutual funds, with the portfolio composition up to the discretion of the director. Amounts under the plan will be paid following a distributable event. A distributable event includes termination of service as a director or a specific date without regard to continued service as a director. Distributions can be received either as a lump-sum payment or in substantially equal payments over a period of not more than 20 years.

During 2016, each non-employee director received stock options under the Bay Banks’ 2013 Stock Incentive Plan. The Chairman of the Bay Banks Board and the Chairman of Bank of Lancaster Board each received options for 1,000 shares of the Bay Banks common stock and all other directors of Bay Banks received options for 500 shares of Bay Banks common stock. The per share exercise price for the options is equal to the fair market value of a share of Bay Banks common stock on the grant date.

The following table presents compensation information on the non-employee directors of Bay Banks for 2016. Such information includes fees and retainers received for service on the boards of directors of Bay Banks’ subsidiaries.

2016 Director Compensation

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation	Total
Kenneth O. Bransford, Jr.	$23,900	$1,068	—	—	$24,968
C. Dwight Clarke	22,350	1,068	—	—	23,418
Elizabeth H. Crowther	14,750	1,068	—	—	15,818
Richard A. Farmar, III	30,300	2,137	$12,501	—	44,938
Robert F. Hurliman	33,710	2,137	—	—	35,847
Julien G. Patterson	13,050	1,068	—	—	14,118

(1)	Includes fees and retainers earned and deferred under the Directors Deferred Compensation Plan previously described.
(2)	The amounts reported reflect the aggregate grant date fair value of the awards computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation—Stock Compensation. Assumptions used to calculate the value can be found in Note 18 in the Notes to Bay Banks’ consolidated financial statements contained in the Bay Banks’ Annual Report on Form 10-K for the year ended December 31, 2015.
(3)	Consists of investment gains and losses under the Directors Deferred Compensation Plan.

Executive Compensation

The following table provides information on the total compensation paid to or earned by Bay Banks’ executive officers for the years indicated below (the “named executive officers”). No other executive officers of Bay Banks earned over $100,000 in total compensation in 2016. No officer receives compensation from Bay Banks, and all compensation is paid through Bay Banks’ subsidiaries.

Summary Compensation Table

	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation		Total
Randal R. Greene	2016	$281,585	—	—	$10,015	$70,450	$15,707	$29,209	(4)(5)	$406,966
President & CEO	2015	277,710	—	—	11,400	26,780	1,011	12,168	(4)(5)	327,319

Douglas F. Jenkins	2016	$205,546	—	—	$5,007	$30,855	$3,607	$9,962	(4)(5)	$254,977
Executive Vice President	2015	202,942	—	—	5,700	14,678	389	8,638	(4)(5)	232,572

Deborah M. Evans	2016	$148,896	—	—	$5,007	$14,905	$4,489	$7,772	(4)	$181,069
Senior Vice President & CFO	2015	144,196	—	—	5,700	6,257	31	6,809	(4)	163,665

(1)	The amounts reported reflect the aggregate grant date fair value of the awards computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation—Stock Compensation. Assumptions used to calculate the value can be found in Note 18 in the Notes to Bay Banks’ consolidated financial statements contained in Bay Banks’ Annual Report on Form 10-K for the year ended December 31, 2015.
(2)	Consists of (i) estimated cash bonus payments to be made to the officer in February 2017 under Bay Banks’ annual incentive plan for 2016 performance, and (ii) cash bonus payments made to the officer on February 10, 2016 under Bay Banks’ annual incentive plan for 2015 performance.

(3)	Amounts shown reflect the change in cash value of the executive’s pension plan account and/or the change in the actuarial fair value of the executive’s deferred compensation under the executive’s deferred compensation plan account, and consists of, for 2016: (i) for Mr. Greene, $464 accrued on his behalf under the pension plan and a gain of $15,243 under the deferred compensation plan; (ii) for Mr. Jenkins, $1,670 accrued on his behalf under the pension plan and a gain of $1,937 under the deferred compensation plan; and (iii) for Ms. Evans, $1,880 accrued on her behalf under the pension plan and a gain of $2,609 under the deferred compensation plan. See “Benefit Plans—Pension Plan” and “Benefit Plans—Deferred Compensation Plan” below.
(4)	Consists of, for 2016: (i) for Mr. Greene, $8,448 accrued on his behalf under the 401(k) Plan, $1,068 accrued on his behalf for life insurance, $3,072 contributed on his behalf to Bay Banks’ Employee Stock Ownership Plan, $1,188 for personal use of a company vehicle and $15,433 related to relocation; (ii) for Mr. Jenkins, $5,689 accrued on his behalf under the 401(k) Plan, $781 accrued on his behalf for life insurance, $2,585 contributed on his behalf to Bay Banks’ Employee Stock Ownership Plan, and $907 for personal use of a company vehicle; and (iii) for Ms. Evans, $5,410 accrued on her behalf under the 401(k) Plan, $556 accrued on her behalf for life insurance, and $1,806 contributed on her behalf to Bay Banks’ Employee Stock Ownership Plan.
(5)	Perquisites included the use of a Bay Banks-owned vehicle for Messrs. Greene and Jenkins. The aggregate incremental cost to Bay Banks for all other perquisites was less than $10,000 and therefore is not included here.

Executive Compensation Overview

In June 2013, after thorough discussion, the Compensation Committee approved and recommended, and the Bay Banks Board adopted, a Compensation Committee Charter to codify the organization and responsibilities of the Compensation Committee. In addition, the Compensation Committee adopted an “Executive Compensation Philosophy and Strategy” statement that describes generally the approach Bay Banks will use in compensating its executive officers. That statement provides, in general, as follows:

As part of our mission to provide outstanding banking service to our community and to provide an excellent return to our shareholders, we provide a comprehensive total compensation program that allows Bay Banks to attract, retain and reward skilled and motivated key executives who are essential to our business plan.

We intend to have a total compensation program that is generally consistent with our identified industry peers and is designed to reward key executives for achieving operational and financial goals with a view to long-term success and rewards for our shareholders.

At the discretion of the Compensation Committee and, where appropriate, the Bay Banks Board:

•	Our executive compensation programs may be benchmarked to an industry-specific peer group of financial services organizations in Virginia and, where appropriate, to standardized financial services survey data. Compensation comparability may be determined using, among other criteria, asset size, earnings, location, organizational structure, number of employees, market capitalization and service offerings.

•	Our annual incentive plan(s) should provide each participant with target incentive awards that generally track short-term individual goals, as well as performance results for Bay Banks.

•	We believe that meaningful equity participation in Bay Banks by key executives helps align their interests with those of other shareholders. When appropriate, key executives may be eligible to participate in Bay Banks’ long-term equity program. Among other things, company and individual performance may be considered when determining the size, frequency and vesting of stock grants. Grants may be in the form of options, stock or units.

•	When appropriate, executives may be selected to participate in Bay Banks’ supplemental and/or perquisite programs. Among other things, consideration may be dependent on comparable data, retention value of the executive and cost to Bay Banks.

•	Contractual arrangements between Bay Banks and individual executives may be provided at the discretion of the Compensation Committee.

•	The Compensation Committee is charged with creating an equitable compensation program that is in the best interests of shareholders and aligns executive compensation opportunity to the short- and long-term financial success of Bay Banks.

Elements of Compensation

For 2016, the principal components of compensation for Bay Banks’ executive officers were base salary, incentive stock options and performance-based incentive compensation in the form of cash.

These and other elements of compensation are described below and are detailed in the Summary Compensation Table.

Review of Compensation

As provided in the “Executive Compensation Philosophy and Strategy” statement, the Compensation Committee uses a peer group of 13 Virginia banks and bank holding companies for benchmarking. The Compensation Committee reviews an executive compensation analysis annually which compares Bay Banks’ practices (and company performance) to those institutions in the peer group as a reference when setting compensation.

The Compensation Committee reviews the compensation for the President and Chief Executive Officer on an annual basis, taking into account, among other things, the Executive Compensation Philosophy and Strategy, the information it receives from any outside sources (including the peer group analysis) and the performance of Bay Banks during the review period. After such review, the Compensation Committee recommends to the full Bay Banks Board the compensation for the President and Chief Executive Officer for review, discussion, revision if requested, and approval. Compensation for executive officers other than the President and Chief Executive Officer is recommended to the Compensation Committee by the President and Chief Executive Officer on an annual basis. The President and Chief Executive Officer takes into account substantially the same information as the Compensation Committee does when setting the President and Chief Executive Officer’s compensation. The Compensation Committee reviews these recommendations and has the authority to revise the proposed compensation, and approve and finalize such officers’ compensation.

Base Salary

Bay Banks’ executive compensation program has substantially relied on base salary as its primary component. Base salary is paid to recognize the day-to-day duties and responsibilities of Bay Banks’ executive officers. Individual base salary determinations involve consideration of market competitiveness, incumbent qualifications, performance and service longevity. Effective January 1, 2016, the named executive officers received merit increase adjustments. The base salaries for 2016 after these adjustments were:

Randal R. Greene	$281,800
Douglas F. Jenkins, Jr.	$205,700
Deborah M. Evans	$149,050

Incentive Compensation

Bay Banks’ incentive compensation consists of a short-term performance-based cash incentive plan that includes measurable objectives for each of Bay Banks’ executive officers. The categories for measurement under the plan are as follows: Regulatory Compliance, Financial Reporting, Budget Compliance, Credit Quality, Asset Growth, Net Income Growth, and Critical Factors, each of which include position-specific objectives. Depending upon the executive officer position, the categories are weighted to reflect the individual executive’s span of responsibility for Bay Banks’ performance. Cash bonus opportunities, expressed as a percentage of annual salary, for the executive officers range from 25% (Mr. Greene) to 15% (Mr. Jenkins) to 10% (Ms. Evans). For 2016, a performance-based cash incentive plan was approved by the Compensation Committee that established measurable objectives for each of Bay Banks’ executive officers, which is based solely on a net income goal. The Compensation Committee will meet in February 2017 to review 2016 performance against targeted objectives. It is estimated that Mr. Greene will receive $70,450, Mr. Jenkins will receive $30,855 and Ms. Evans will receive $14,905.

Equity Compensation Plans

Bay Banks’ current equity compensation plan, the Bay Banks of Virginia, Inc. 2013 Stock Incentive Plan (“2013 Plan”), was adopted by the Bay Banks Board on February 21, 2013 and was approved by shareholders on May 20, 2013 at Bay Banks’ 2013 annual meeting. The 2013 Plan makes available up to 385,000 shares of common stock for granting stock options in the form of incentive stock options and non-statutory stock options, restricted stock awards and other stock-based awards to employees and directors of Bay Banks and its subsidiaries. The 2013 Plan superseded and replaced Bay Banks’ 2003 Incentive Stock Option Plan and 2008 Non-Employee Directors Stock Option Plan.

The purpose of the 2013 Plan is to further the long-term stability and financial success of Bay Banks by attracting and retaining employees and directors through the use of stock incentives. Bay Banks believes that ownership of its common stock will stimulate the efforts of those persons upon whose judgment, interest and efforts Bay Banks is and will be largely dependent for the successful conduct of its business, and will further the identification of those persons’ interests with the interests of Bay Banks’ shareholders.

The 2013 Plan is administered by the Compensation Committee, which has the power to select plan participants and to grant stock options, restricted stock awards and other-stock based awards on terms the Compensation Committee considers appropriate, including based on performance. In addition, the Compensation Committee has the authority to interpret the plan, to adopt, amend, or waive rules or regulations for the plan’s administration, and to make all other determinations for administration of the plan. For 2016, Mr. Greene was granted incentive stock options for 5,000 shares, Mr. Jenkins was granted incentive stock options for 2,500 shares and Ms. Evans was granted incentive stock options for 2,500 shares. Each of these grants was made on December 15, 2016 with an exercise price of $7.74 and an expiration date of December 15, 2026.

Under the 2013 Plan, of the 385,000 shares authorized, 321,500 were available for granting purposes as of December 31, 2016. Although Bay Banks’ former stock option plans have expired, option grants for 218,300 shares are still available for exercise.

The following table summarizes information, as of December 31, 2016, relating to Bay Banks’ stock-based compensation plans, pursuant to which grants of options to acquire shares of common stock have been and may be granted from time to time.

At December 31, 2016	Number of Shares To be Issued Upon Exercise Of Outstanding Options, Warrants and Rights (1)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plan
Equity compensation plans approved by shareholders	218,300	(1)	$6.35	321,500
Equity compensation plans not approved by shareholders	—		—	—

Total	218,300		$6.35	321,500

(1)	Consists entirely of shares of common stock underlying previously granted stock options that have not been exercised. All of these options were granted pursuant to the Bay Banks’ stock-based compensation plans.

The following table presents certain information on the unexercised stock options and restricted stock held by the named executive officers as of December 31, 2015.

Outstanding Equity Awards at Fiscal Year End

		Option Awards					Stock Awards
Name	Year of Award	Number of Securities Underlying Unexercised Options Exercisable(1)	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1)
Randal R. Greene	2016	5,000			$7.74	12/15/2026
	2015	5,000	—	—	$5.75	12/10/2025	—	—	—	—
	2014	—	—	—	—	—	—	—	—	—
	2013	15,000	—	—	5.25	2/21/2023	—	—	—	—
	2012	—	—	—	—	—	—	—	—	—
	2011	5,000	—	—	3.20	10/6/2021	—	—	—	—

Douglas F. Jenkins, Jr.	2016	2,500			$7.74	12/15/2026
	2015	2,500	—	—	$5.75	12/10/2025	—	—	—	—
	2014	—	—	—	—	—	—	—	—	—
	2013	10,000	—	—	5.25	2/24/2023	—	—	—	—
	2012	—	—	—	—	—	—	—	—	—
	2011	2,000	—	—	4.85	3/22/2021	—	—	—	—
	2010	1,014	—	—	5.43	6/3/2020	—	—	—	—
	2009	487	—	—	7.40	4/29/2019	—	—	—	—
	2008	730	—	—	11.09	4/8/2018	—	—	—	—
	2007	610	—	—	13.87	4/10/2017	—	—	—	—

Deborah M. Evans	2016	2,500			$7.74	12/15/2026
	2015	2,500	—	—	$5.75	12/10/2025	—	—	—	—
	2014	—	—	—	—	—	—	—	—	—
	2013	10,000	—	—	5.25	2/24/2023	—	—	—	—
	2012	—	—	—	—	—	—	—	—	—
	2011	2,000	—	—	4.85	3/22/2021	—	—	—	—
	2010	858	—	—	5.43	6/3/2020	—	—	—	—
	2008	913	—	—	11.09	4/8/2018	—	—	—	—
	2007	649	—	—	13.87	4/10/2017	—	—	—	—

(1)	All stock options have vested and are exercisable.

Employment Agreements and Change in Control Arrangements

Bay Banks’ employment agreements with Mr. Greene, Ms. Evans and Mr. Jenkins, effective November 2, 2016, are summarized under “Management of Bay Banks Following the Merger—Employment Agreements with Executive Officers of Bay Banks” beginning on page 99.

Benefit Plans

Pension Plan. Bay Banks has a non-contributory cash balance pension plan, which covers substantially all salaried employees who have reached the age of 21. Under this cash balance plan, the account balance for each participant grew each year with annual pay credits based on age and years of service and monthly interest credits based on an amount established each year by the Bay Banks Board, subject to a minimum of 3% per the Internal Revenue Code. Pursuant to the terms of the cash balance pension plan, employees are 100% vested after three years of service. Once vested, the accumulated cash balance is available to the participant upon retirement, death or other termination of employment and is payable in various forms at the election of the participant, including as a lump sum. Effective December 31, 2012, this plan was frozen. Subsequently, annual pay credits were discontinued, but each participant’s account balance will continue to grow based on monthly interest credits.

At December 31, 2016, the lump sum value of accrued benefit in this plan was $15,714 for Mr. Greene, $63,705 for Ms. Evans and $56,572 for Mr. Jenkins.

401(k) Plan. Bay Banks has a contributory 401(k) plan. In 2016, all salaried employees of Bay Banks’ subsidiaries were eligible to participate on the first of the month following an employee’s hire date. There is no age requirement. Participants can elect to defer between 1% and 15% of their base compensation, which will be contributed to the plan, providing the amount deferred does not exceed the federal dollar maximum election deferral for each year. Bay Banks’ subsidiaries match 100% up to a 3% deferral, then 50% on the next 3% of deferrals. Employees become 100% vested in the subsidiary’s match after two years of service.

Distributions to participants are made at death, retirement or other termination of employment in a lump sum payment. The plan permits certain in-service withdrawals. Normal retirement age is considered 65; early retirement is considered at 55 with 10 years of vested service; disability retirement has no age requirements but a service requirement of 10 years of vested service.

Employee Stock Ownership Plan (the “ESOP”). The ESOP is a non-contributory plan supported by annual contributions made at the discretion of the Bay Banks Board. The ESOP is a stock bonus plan qualified under Section 401(a) of the Internal Revenue Code and an employee stock ownership plan under Section 4975(E)(7) of the Internal Revenue Code. The ESOP is eligible to each Bank of Lancaster and Bay Trust Company employee over the age of 21 and credited with at least 1,000 hours of service for the plan year.

Deferred Compensation Plan. The named executive officers, in addition to certain other eligible executive officers, are entitled to participate in the Bay Banks of Virginia, Inc. Executive Deferred Compensation Plan. Pursuant to the nonqualified plan, eligible executive officers can defer up to 100% of base salary and/or bonus on an annual basis.

Amounts deferred pursuant to the plan can be invested in Bay Banks common stock and various mutual funds, with the portfolio composition up to the discretion of the executive officer. Although Bay Banks does not make matching contributions to the plan, it may elect to make contributions approved by the Compensation Committee and/or Bay Banks Board. Bay Banks did not make any discretionary contributions to the plan in 2016.

Amounts under the plan will be paid following a distributable event. A distributable event includes a specific date, termination of employment with Bay Banks, retirement or a date based on the later of a combination of these dates. Distributions can be received either as a lump-sum payment or in substantially equal payments over a period of not more than 20 years.

Certain Relationships and Related Transactions

Some of Bay Banks’ directors, executive officers and members of their immediate families, and corporations, partnerships and other entities, of which such persons are officers, directors, partners, trustees, executors or beneficiaries, are customers of Bank of Lancaster. All loans and loan commitments to them were originated in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, other than as set forth below, do not involve more than normal risk of collectibility or present other unfavorable features. It is the policy of Bank of Lancaster to provide loans to officers who are not executive officers and to employees at more favorable rates than those prevailing at the time for comparable transactions with other persons. These loans do not involve more than the normal risk of collectibility or present other unfavorable features.

Bay Banks and Bank of Lancaster occasionally purchase insurance products through B. H. Baird Insurance Agency (“Baird”). Richard A. Farmar, III, a director of Bay Banks and Bank of Lancaster, was President of Baird in 2015 and 2016.

Bay Banks has not adopted a formal policy that covers the review and approval of related person transactions by the Bay Banks Board. The Bay Banks Board reviews all proposed related party transactions for approval. During such a review, the Bay Banks Board will consider, among other things, the related person’s relationship to Bay Banks, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person’s relationship to the transaction and any other material information.

BAY BANKS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

As of and For the Nine Months Ended September 30, 2016

Executive Summary

On November 2, 2016, Bay Banks signed a definitive merger agreement with Virginia BanCorp. Upon completion of the merger, Bay Banks will be the surviving corporation and shareholders of Virginia BanCorp will receive 1.178 shares of Bay Banks common stock for each share of Virginia BanCorp common stock they own. After the merger is completed, Bay Banks shareholders will own approximately 51% of the stock of Bay Banks and Virginia BanCorp’s shareholders will own approximately 49%. The merger is expected to be completed early in the second quarter of 2017, subject to approval of both companies’ shareholders, regulatory approvals, and other customary closing conditions. As of September 30, 2016, Virginia BanCorp total assets were approximately $325.1 million and total stockholders’ equity was $35.7 million.

Earnings for the nine months ended September 30, 2016 and 2015 were $2.0 million and $956 thousand, respectively. This is an improvement of $1.0 million, or 105.4%, year over year. Improvements in net interest income and non-interest income all contributed to the increase. Net interest income grew by $858 thousand, non-interest income grew by $705 thousand and provision for loan losses increased by $53 thousand. Return on average assets improved to 0.57% from 0.31% for the same comparable period, and return on average equity improved to 6.44% from 3.23%.

The in-house loan portfolio grew by $21.0 million, or 6.0%, during the first nine months of 2016. Loans originated and sold to Fannie Mae generated growth of $4.8 million in that servicing portfolio since December 31, 2015. The portfolio of loans serviced for Fannie Mae totaled $76.4 million as of September 30, 2016 compared to $71.6 million as of December 31, 2015 and $70.6 million as of September 30, 2015. In the third quarter of 2016, Bay Banks sold its credit card loan portfolio to an unaffiliated third party. This sale is providing improved customer service for cardholders and reducing Bay Banks’ exposure to credit card fraud and security breaches. Bay Banks realized a gain of approximately $150 thousand on the sale of the credit card loan portfolio.

The net interest margin declined to 3.39% for the first nine months of 2016 compared to 3.49% for the same period in 2015 as new loans are originated at rates lower than existing loans. Expansion into Richmond has generated $60.2 million of loans in that market as of September 30, 2016. Loans in the Richmond market grew $17.8 million in the nine months ended September 30, 2016.

Growth in loans requires growth in deposits or other borrowings in order to fund those loans, and retail deposits have grown $16.5 million in the nine months ended September 30, 2016. This deposit growth has allowed Bay Banks to reduce borrowings from the Federal Home Loan Bank of Atlanta (“FHLB”) by $15.0 million during that same time frame.

Loans past due or non-accruing have declined by $2.1 million to $6.3 million in the nine months ended September 30, 2016. Asset quality remains good with non-performing assets down to 1.7% of total assets at September 30, 2016 compared to 1.8% at December 31, 2015.

Finally, Bay Banks’ core capital levels and regulatory ratios remain well above what is considered “well capitalized” by Bay Banks’ regulators.

For more information, visit Bay Banks’ website at www.baybanks.com. Information contained on Bay Banks’ website is not a part of this report.

Earnings Summation

For the three months ended September 30, 2016 and 2015, net income was $854 thousand and $281 thousand, respectively, an increase of $573 thousand or 203.9%. Diluted earnings per average share for the three months ended September 30, 2016 and 2015 were $0.18 and $0.06, respectively. The primary factors in the increase were $439 thousand in net interest income related to loan growth, a $180 thousand gain from sales of investments, a $150 thousand gain from the sale of the VISA credit card portfolio and a $56 thousand increase in fees related to fiduciary activities. These increases were partially offset by an increase in the provision for loan losses of $175 thousand. Annualized return on average assets was 0.72% for the third quarter of 2016 compared to 0.26% for the third quarter of 2015. Annualized return on average equity was 8.16% and 2.82% for the three months ended September 30, 2016 and 2015, respectively.

For the nine months ended September 30, 2016 and 2015, net income was $2.0 million and $956 thousand, respectively, an increase of $1.0 million or 105.4%. Diluted earnings per average share for the nine months ended September 30, 2016 and 2015 were $0.41 and $0.20, respectively. The primary factors in the increase were $858 thousand in net interest income related to higher loan balances and improved yields on investment securities, a $286 thousand in gains realized on the sales of securities and a $150 thousand gain recognized on the sale of the VISA credit card portfolio. These increases were partially offset by higher interest expense of $503 thousand related to additional money market accounts, the issuance of subordinated debt in May 2015, and an increase of $53 thousand in the provision for loan losses. Annualized return on average assets was 0.57% for the first nine months of 2016 compared to 0.31% for the first nine months of 2015. Annualized return on average equity was 6.44% and 3.23% for the nine months ended September 30, 2016 and 2015, respectively.

The table below details certain financial and statistical information for Bay Banks relating to income and returns.

Return on Equity & Assets

(Dollars in thousands, except per share amounts)	Nine Months Ended September 30, 2016	Twelve Months Ended December 31, 2015	Twelve Months Ended December 31, 2014
Net Income	$1,964	$366	$1,830
Average Total Assets	459,974	416,872	343,838
Return on Average Assets	0.57%	0.09%	0.53%

Average Equity	$40,737	$39,740	$38,418
Return on Average Equity	6.44%	0.92%	4.76%

Cash Dividends declared per share	$—	$—	$—
Average Shares Outstanding	4,774,856	4,791,722	4,818,377
Average Diluted Shares Outstanding	4,793,147	4,805,318	4,829,581
Net Income per Share	$0.41	$0.08	$0.38
Net Income per Diluted Share	0.41	0.08	0.38
Cash Dividend Payout Ratio	0.0%	0.0%	0.0%
Average Equity to Average Assets Ratio	8.86%	9.53%	11.17%

Results of Operations

The principal source of earnings for Bay Banks is net interest income. Net interest income is the amount by which interest income exceeds interest expense. The net interest margin is net interest income expressed as a percentage of assets which earn interest. Changes in the volume and mix of assets which earn interest and liabilities that bear interest, the associated yields and rates, and the volume of non-performing assets have an effect on net interest income, the net interest margin, and net income.

For the Three Months Ended September 30, 2016 Compared to the Three Months Ended September 30, 2015

Net Interest Income

Net Interest Income Analysis (Fully taxable equivalent basis) (Dollars in thousands)	Average Balances, Income and Expense, Yields and Rates
	Three months ended 9/30/2016			Three months ended 9/30/2015
	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
INTEREST EARNING ASSETS:
Taxable investments	$33,149	$233	2.81%	$29,746	$144	1.94%
Tax-exempt investments(1)	20,987	186	3.55%	19,428	155	3.19%

Total investments	54,136	419	3.10%	49,174	299	2.43%

Gross loans(2)	358,087	4,153	4.63%	325,166	3,810	4.69%
Interest-bearing deposits	19,217	25	0.52%	17,769	9	0.20%
Certificates of deposits	5,083	20	1.57%	3,645	15	1.65%
Federal funds sold	1,679	1	0.31%	1,469	—	0.07%

Total Interest Earning Assets	$438,202	$4,618	4.22%	$397,223	$4,133	4.16%

INTEREST-BEARING LIABILITIES:
Savings deposits	$43,588	$24	0.22%	$41,835	$19	0.18%
NOW deposits	43,122	21	0.20%	40,772	15	0.15%
Time deposits => $100,000	62,055	218	1.39%	56,042	215	1.52%
Time deposits < $100,000	65,563	224	1.36%	57,134	207	1.44%
Time deposits - Wholesale	237	1	0.60%	6,387	6	0.39%
Money market deposit accounts	89,727	160	0.71%	75,676	181	0.95%

Total Deposits	304,292	648	0.84%	277,846	643	0.92%

Federal funds purchased	154	1	0.87%	327	—	0.67%
Securities sold under repurchase agreements	9,545	4	0.17%	9,728	4	0.18%
Subordinated debt	6,854	118	6.84%	6,840	119	6.96%
FHLB advances	29,334	118	1.60%	30,000	87	1.15%

Total Interest-Bearing Liabilities	$350,179	$889	1.01%	$324,741	$853	1.04%

Net interest income and net interest margin		$3,729	3.40%		$3,280	3.30%

Non-interest-bearing deposits	$76,810	—	0.00%	$60,658	—	0.00%
Total Cost of funds			0.83%			0.89%
Net interest rate spread			3.38%			3.28%

Notes:

(1)	Income and yield assumes a federal tax rate of 34%.
(2)	Includes loan fees and nonaccrual loans.

Interest income for the three months ended September 30, 2016, on a tax-equivalent basis, was $4.6 million, an increase of $485 thousand from the third quarter of 2015, due mainly to increases in loan balances, additional investment securities and higher yields on investments. Interest expense for the three months ended September 30, 2016 was $889 thousand, an increase of $36 thousand from the third quarter of 2015, due primarily to increases in deposits, which supported loan growth. Net interest income for the three months ended September 30, 2016, on a tax-equivalent basis, was $3.7 million, an increase of $449 thousand from the third quarter of 2015.

The annualized net interest margin was 3.40% and 3.30% for the three months ended September 30, 2016 and 2015, respectively. This increase is due primarily to higher investment yields of 3.10% in the third quarter of 2016 compared to 2.43% in the third quarter of 2015, plus reduced costs of money market account and time deposits. The net interest margin increase was partially offset by reductions in loan yields, to 4.63% for the third quarter of 2016 from 4.69% for the third quarter of 2015, as market rates remain historically low and new loans are made at rates lower than existing loans. The cost of funds declined to 0.83% for the third quarter of 2016 from 0.89% for the third quarter of 2015, a result of higher non-interest bearing deposit balances and lower costs of time deposits.

The net interest spread, which is the difference between the annualized yield on earning assets and the total cost of funds, increased to 3.38% for the three months ended September 30, 2016, compared to 3.28% for the three months ended September 30, 2015.

Non-Interest Income

Non-interest income for the third quarter of 2016 increased by $565 thousand, or 73.1%, compared to the third quarter of 2015. Contributing to this increase was a $178 thousand increase in gains on the sale of investments, a $150 thousand gain recognized on the sale of the VISA credit card portfolio, a $56 thousand increase in fiduciary fees from Bay Trust Company and a reduction of $161 thousand in losses from OREO.

Non-Interest Expense

For both the three months ended September 30, 2016 and 2015, non-interest expenses totaled $3.6 million. Salaries and employee benefits declined $78 thousand quarter over quarter as the result of the staff reductions in December 2015 and August 2016.

For the Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2015

Net Interest Income

Net Interest Income Analysis (Fully taxable equivalent basis) (Dollars in thousands)	Average Balances, Income and Expense, Yields and Rates
	Nine months ended 9/30/2016			Nine months ended 9/30/2015
	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
INTEREST EARNING ASSETS:
Taxable investments	$31,181	$651	2.78%	$27,343	$402	1.96%
Tax-exempt investments(1)	23,024	597	3.46%	17,450	418	3.20%

Total investments	54,205	1,248	3.07%	44,793	820	2.45%

Gross loans(2)	351,805	12,140	4.60%	312,301	11,200	4.78%
Interest-bearing deposits	14,715	52	0.47%	18,607	30	0.21%
Certificates of deposits	5,343	62	1.57%	2,701	32	1.58%
Federal funds sold	1,027	2	0.31%	920	—	0.06%

Total Interest Earning Assets	$427,095	$13,504	4.22%	$379,322	$12,082	4.25%

INTEREST-BEARING LIABILITIES:
Savings deposits	$42,826	$66	0.21%	$43,058	$57	0.18%
NOW deposits	40,781	52	0.17%	41,570	47	0.15%
Time deposits => $100,000	62,201	670	1.44%	55,910	637	1.52%
Time deposits < $100,000	64,076	654	1.36%	56,789	608	1.43%
Time deposits - Wholesale	2,552	10	0.50%	7,347	21	0.39%
Money market deposit accounts	86,059	482	0.75%	57,501	359	0.83%

Total Deposits	298,495	1,934	0.87%	262,175	1,729	0.88%

Federal funds purchased	254	2	1.06%	109	—	0.68%
Securities sold under repurchase agreements	7,361	10	0.18%	7,736	8	0.14%
Subordinated debt	6,850	354	6.90%	3,114	161	6.91%
FHLB advances	32,754	360	1.47%	33,241	259	1.04%

Total Interest-Bearing Liabilities	$345,714	$2,660	1.03%	$306,375	$2,157	0.94%

Net interest income and net interest margin		$10,844	3.39%		$9,925	3.49%

Non-interest-bearing deposits	$70,096	—	0.00%	$61,030	—	0.00%
Total Cost of funds			0.85%			0.78%
Net interest rate spread			3.36%			3.47%

Notes:

(1)	Income and yield assumes a federal tax rate of 34%.
(2)	Includes loan fees and nonaccrual loans.

Interest income for the nine months ended September 30, 2016, on a tax-equivalent basis, was $13.5 million, an increase of $1.4 million from the first nine months of 2015, due mainly to increases in loan balances. Interest expense for the nine months ended September 30, 2016 was $2.7 million, an increase of $503 thousand from the first nine months of 2015, due primarily to subordinated debt that was issued in May 2015, higher costs of FHLB advances and increases in money market deposits in Richmond, which supported loan growth. Net interest income for the first nine months of 2016, on a tax-equivalent basis, was $10.8 million, an increase of $919 thousand from the same period of 2015.

The annualized net interest margin was 3.39% and 3.49% for the nine months ended September 30, 2016 and 2015, respectively. As shown in the volume and rate analysis table, the change is due to the following factors: (1) reductions in loan yields, to 4.60% for the first nine months of 2016 from 4.78% for the first nine months of 2015, as market rates remain historically low and new loans are made at rates lower than existing loans, which resulted in rate-related reductions in interest income of $478 thousand; and (2) the cost of funds increased to 0.85% for the first nine months of 2016 from 0.78% for the first nine months of 2015 which was due to the higher cost of FHLB advances and resulted in rate-related increases in interest expense of $105 thousand.

The net interest spread, which is the difference between the annualized yield on earning assets and the total cost of funds, decreased to 3.36% for the nine months ended September 30, 2016, compared to 3.47% for the nine months ended September 30, 2015.

The following table details the volume and rate changes to net interest income.

Volume and Rate Analysis of Changes in Net Interest Income

(Dollars in Thousands)	Nine Months Ended September 30, 2016 vs. 2015 Increase (Decrease) Due to Changes in:			Years Ended December 31, 2015 vs. 2014 Increase (Decrease) Due to Changes in:			Years Ended December 31, 2014 vs. 2013 Increase (Decrease) Due to Changes in:
	Volume(1)	Rate(1)	Total	Volume(1)	Rate(1)	Total	Volume(1)	Rate(1)	Total
Earning Assets:
Taxable investments	$56	$193	$249	$184	$21	$205	$(68)	$(2)	$(70)
Tax-exempt investments(2)	135	44	179	12	16	28	59	15	74
Gross loans	1,418	(478)	940	2,590	(740)	1,850	1,403	(668)	735
Certificates of deposit	31	(1)	30	17	13	30	—	4	4
Interest-bearing deposits	(7)	29	22	17	(1)	16	(33)	(1)	(34)
Federal funds sold	—	2	2	1	—	1	(1)	—	(1)

Total interest earning assets	$1,633	$(211)	$1,422	$2,821	$(691)	$2,130	$1,360	$(652)	$708

Interest-Bearing Liabilities:
NOW checking	$(1)	$6	$5	$(2)	$—	$(2)	$1	$(14)	$(13)
Savings deposits	—	9	9	(1)	9	8	(5)	(15)	(20)
Money market accounts	179	(55)	124	221	209	430	10	(23)	(13)
Time deposits < $100,000	78	(32)	46	89	(60)	29	(87)	(176)	(263)
Time deposits => $100,000	72	(39)	33	182	(122)	60	(21)	(205)	(226)
Time deposits—Wholesale	(14)	2	(12)	17	1	18	9	—	9
Federal funds purchased	1	1	2	5	—	5	1	—	1
Securities sold under repurchase agreements	—	2	2	—	3	3	(1)	(6)	(7)
Subordinated notes	194	(1)	193	279	—	279	—	—	—
FHLB advances	(4)	105	101	131	(124)	7	165	(270)	(105)

Total interest-bearing liabilities	$505	$(2)	$503	$921	$(84)	$837	$72	$(709)	$(637)

Change in net interest income	$1,128	$(209)	$919	$1,900	$(607)	$1,293	$1,288	$57	$1,345

Notes:

(1)	Changes caused by the combination of rate and volume are allocated based on the percentage caused by each.
(2)	Income and yields are reported on a tax-equivalent basis, assuming a federal tax rate of 34%.

Interest Sensitivity

Bay Banks employs a variety of measurement techniques to identify and manage its exposure to changing interest rates and subsequent changes in liquidity. Simulation models are used to estimate the effect of interest rate changes on net interest income and the economic value of equity. Bank of Lancaster uses an asset-liability management consultant to assist with the management of interest rate risk, liquidity risk and balance sheet strategy. Bank of Lancaster’s Asset Liability Committee (the “ALCO”) is responsible for monitoring interest rate risk and is composed of appointed members from management and the board of directors. Through the use of simulations, the ALCO reviews the overall magnitude of interest rate risk and then formulates policy with which to manage asset growth, funding sources, pricing, and off-balance sheet commitments. These decisions are based on management’s plans for growth, expectations regarding future interest rate movements, economic conditions both locally and nationally, and other business and risk factors.

The simulation models indicate that Bank of Lancaster’s balance sheet is neutral to asset sensitive, which management believes is favorable in the current low interest rate environment. This means that as rates rise, interest-earning assets should reprice as fast or faster than interest-bearing liabilities, allowing interest income to rise as fast or faster than interest expense. Thus, net interest income should remain stable or grow. Moderate growth in the balance sheet is expected to assure continued growth in net interest income.

Non-Interest Income

Non-interest income for the first nine months of 2016 increased by $705 thousand, or 27.4%, compared to the first nine months of 2015. Contributing to this increase was an increase of $286 thousand in gains on the sale of investments, a $150 thousand gain recognized on the sale of the VISA credit card portfolio, an increase of $107 thousand in fiduciary fees from Bay Trust Company and a decrease of $153 thousand in losses related to OREO sales and write-downs.

Non-Interest Expense

Non-interest expense increased $35 thousand, or 0.3% and was $10.9 million and $10.8 million for the first nine months of 2016 and 2015, respectively. The primary driver of this increase was FDIC deposit insurance assessments which increased by $80 thousand as a result of a higher assessment base compared to 2015 and a $44 thousand increase in bank franchise taxes, which were partially offset by a decrease in salaries and employee benefits of $96 thousand due to staff reductions in December 2015 and August 2016.

Financial Condition

Average Interest-Earnings Assets and Average Interest-Bearing Liabilities

Average interest-earning assets increased 12.6% to $427.1 million for the nine months ended September 30, 2016, as compared to $379.3 million for the nine months ended September 30, 2015, due mainly to higher investment balances and yields and higher loan balances. Average interest-earning assets as a percent of total average assets were 92.9% for the nine months ended September 30, 2016 as compared to 92.5% for the same period in 2015. The loan portfolio, with $351.8 million in average balances as of September 30, 2016, is the largest category of interest-earning assets.

Average interest-bearing liabilities increased 12.8% to $345.7 million for the nine months ended September 30, 2016, as compared to $306.4 million for the nine months ended September 30, 2015, due primarily to the growth in money market deposits in the Richmond branches. The largest category of interest-bearing liabilities is time deposits, with combined average balances of $128.8 million for the nine months ended September 30, 2016, up from $120.0 million for the similar period in 2015. Average balances of money market deposit accounts increased by $28.6 million to $86.1 million for the first nine months of 2016 compared to the same period in 2015 primarily attributable to growth in the Richmond, Virginia market.

Loans

During the nine months ended September 30, 2016, gross loans increased by $21.0 million or 6.0%, to $368.2 million from $347.2 million at year-end 2015. The largest component of this increase was an increase of $21.0 million related to residential mortgages.

Types of Loans

	As of September 30, 2016		As of December 31, 2015		As of December 31, 2014		As of December 31, 2013		As of December 31, 2012
(Dollars in thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Mortgage loans on real estate:
Construction and land loans	$41,530	11.3%	$42,129	12.1%	$43,048	14.4%	$31,839	12.7%	$29,024	12.2%
Secured by farmland	1,051	0.3%	1,030	0.3%	1,128	0.4%	1,262	0.5%	1,443	0.6%
Secured by 1-4 family residential	210,762	57.2%	190,902	55.0%	160,667	53.9%	138,502	55.3%	133,437	56.0%
Other real estate loans	74,635	20.3%	73,042	21.0%	53,860	18.1%	48,803	19.5%	47,055	19.8%
Commercial and industrial loans	36,596	9.9%	35,104	10.1%	34,002	11.4%	23,939	9.6%	20,525	8.6%
(not secured by real estate)
Consumer and other	3,615	1.0%	5,015	1.5%	5,349	1.8%	5,986	2.4%	6,653	2.8%

Total	$368,189	100.0%	$347,222	100.0%	$298,054	100.0%	$250,331	100.0%	$238,137	100.0%

Notes:

Deferred loan costs and fees not included.

Loan Maturity Schedule of Selected Loans

As of September 30, 2016

(Dollars in thousands)	Commercial and Industrial	Construction, Land and Land Development
Within one year	$11,297	$23,403

Variable Rate
One to Five Years	1,083	186
After Five Years	183	713

Total Variable Rate	1,266	899

Fixed Rate
One to Five Years	11,064	13,286
After Five Years	12,969	3,942

Total Fixed Rate	24,033	17,228

Total Maturities	$36,596	$41,530

Asset Quality—Provision and Allowance for Loan Losses

The provision for loan losses is a charge against earnings that is necessary to maintain the allowance for loan losses at a level consistent with management’s evaluation of the loan portfolio’s inherent risk.

As shown in the following table, the provision for loan losses was $407 thousand for the nine months ended September 30, 2016, $1.6 million in 2015 and $611 thousand in 2014. The ALL was $3.7 million as of September 30, 2016, $4.2 million as of December 31, 2015 and $3.2 million as of December 31, 2014. The increase in the provision expense and ALL in 2015 was due primarily to additional impairment reserves for one commercial borrower who pleaded guilty in a federal court to “Willful Failure to Collect or Pay Over Employment Tax” and admitted to regularly and deliberately creating false financial statements for submission to financial institutions in order to encourage banks to lend new funds to his affiliated companies, or to enable the renewal of existing loans to such entities. As of September 30, 2016, management considered the allowance for loan losses to be sufficient to cover estimated potential loss exposure inherent in the loan portfolio.

Allowance for Loan Losses

	Nine Months Ended September 30, 2016	Years Ended December 31,
		2015	2014	2013	2012
(Dollars in thousands)
Balance, beginning of period	$4,223	$3,205	$2,925	$3,094	$3,189
Loans charged off:
Mortgage Loans on Real Estate	(702)	(521)	(313)	(879)	(1,798)
Commercial and industrial	(158)	(9)	—	(17)	(388)
Consumer and other (including Visa program)	(41)	(128)	(79)	(132)	(189)

Total loans charged off	(901)	(658)	(392)	(1,028)	(2,375)

Recoveries of loans previously charged off:
Mortgage Loans on Real Estate	25	27	36	68	289
Commercial and industrial	5	—	—	1	18
Consumer and other (including Visa program)	9	52	25	14	78

Total recoveries	39	79	61	83	385

Net charge offs	(862)	(579)	(331)	(945)	(1,990)
Reclassification of allowance related to sold loans	(27)	—	—	—	—
Provision for loan losses	407	1,597	611	776	1,895

Balance, end of period	$3,741	$4,223	$3,205	$2,925	$3,094

Average loans outstanding during the period	$351,805	$319,597	$266,016	$240,964	$240,557

Ratio of net charge-offs during the period to average loans outstanding during the period	0.25%	0.18%	0.12%	0.39%	0.83%

The ratio of the allowance for loan losses to total loans was 1.02%, 1.22% and 1.07% as of September 30, 2016, December 31, 2015 and December 31, 2014, respectively.

	Allocation of the Allowance for Loan Losses
	Nine Months Ended September 30, 2016				Years Ended December 31,
			2015		2014		2013		2012
(Dollars in Thousands)
Mortgage Loans on Real Estate	$3,208	0.87%	$3,502	1.01%	$2,778	0.93%	$2,466	0.98%	$2,572	1.08%
Commercial and industrial	480	0.13%	599	0.17%	323	0.11%	256	0.10%	262	0.11%
Consumer and other	53	0.02%	122	0.04%	104	0.03%	203	0.09%	252	0.11%
Unallocated	—	0.00%	—	0.00%	—	0.00%	—	0.00%	8	0.00%

Total	$3,741	1.02%	$4,223	1.22%	$3,205	1.07%	$2,925	1.17%	$3,094	1.30%

Non-Performing Assets

Non-performing assets, which include OREO and non-performing loans, decreased by $514 thousand to $7.8 million, or 1.7% of total assets as of September 30, 2016 compared to $8.3 million as of December 31, 2015. This decrease is primarily related to a decrease of $1.6 million in non-accruing loans partially offset by an increase of $894 thousand of OREO and $167 thousand in loans past 90 days or more and still accruing. The increase in OREO was attributable to the foreclosure of two properties related to the above-mentioned commercial borrower who perpetrated fraud against Bank of Lancaster.

Loans charged off during the first nine months of 2016, net of recoveries, totaled $862 thousand compared to $185 thousand for the first nine months of 2015, primarily due to the aforementioned commercial borrower. This represents an increase in the annualized net charge-off ratio to 0.32% for the first nine months of 2016 compared to 0.08% for the first nine months of 2015. Nearly all of those charge-offs were anticipated and specific reserves had been provided for them in the ALL. Management believes it is maintaining an adequate level of the ALL at 1.02% of total loans at September 30, 2016 and 1.22% at December 31, 2015. The reduction is due mainly to anticipated declines in the specific components of the ALL. Historical loss factors have increased and qualitative factors are unchanged.

Non-Performing Assets

	As of September 30, 2016	As of December 31,
		2015	2014	2013	2012
(Dollars in Thousands )
Loans past due 90 days or more and still accruing	$178	$11	$14	$18	$126
Non-accruing loans	4,858	6,433	1,954	2,754	5,730

Total non-performing loans	5,036	6,444	1,968	2,772	5,856

Other real estate owned	2,764	1,870	2,791	3,897	3,151

Total non-performing assets	$7,800	$8,314	$4,759	$6,669	$9,007

Allowance for loan losses	$3,741	$4,223	$3,205	$2,925	$3,094

Allowance to non-performing loans	74.4%	65.6%	162.9%	105.5%	52.8%
Non-performing assets to total assets	1.7%	1.8%	1.2%	2.0%	2.7%

Bank of Lancaster had $2.8 million and $1.9 million of OREO at September 30, 2016 and December 31, 2015, respectively. As of September 30, 2016, OREO consists of three residences, six lots, one former convenience store, one former restaurant and three commercial business properties. During the first nine months of 2016, four properties with a total book value of $1.3 million from three borrowers were added through foreclosure, and five properties with a total book value of $402 thousand were sold. There were $53 thousand of write-downs of OREO properties during the first nine months of 2016, compared to $159 thousand for the same period in 2015. All properties maintained as OREO are valued at the lesser of cost or fair value less estimated costs to sell and are actively marketed.

Classified assets, which include loans with risk rating grades of substandard, doubtful and loss, plus OREO, increased by $1.1 million during the first nine months of 2016 to $12.1 million, or 27.3% of Tier 1 capital plus the allowance for loan losses. Risk rating grades are assigned conservatively, causing some homogenous loans, such as residential mortgages, to fall into the pool of adversely risk rated loans and thereby evaluated for impairment, even though they may be performing as agreed and therefore not impaired.

As of September 30, 2016, loans valued at $10.5 million were considered impaired, whereas $10.8 million were considered impaired as of December 31, 2015. Between December 31, 2015 and September 30, 2016, nine additional loans were identified as impaired, two dispensed through foreclosure and charged-off, one was paid off and three were upgraded. Management has reviewed the impaired credits and the underlying collateral and the current losses have been specifically reserved.

Securities

Investment securities totaled $52.6 million, $54.1 million and $40.4 million as of September 30, 2016, December 31, 2015 and December 31, 2014, respectively.

(Dollars in thousands)
Available-for-sale securities September 30, 2016	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate bonds	$6,945	$58	$—	$7,003
U.S. Government agencies	25,461	272	(56)	25,677
State and municipal obligations	19,363	541	(21)	19,883

	$51,769	$871	$(77)	$52,563

Available-for-sale securities December 31, 2015	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate bonds	$3,950	$—	$(5)	$3,945
U.S. Government agencies	21,375	69	(156)	21,288
State and municipal obligations	28,599	313	(55)	28,857

	$53,924	$382	$(216)	$54,090

Available-for-sale securities December 31, 2014	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government agencies	$16,969	$33	$(37)	$16,965
State and municipal obligations	23,335	226	(160)	23,401

	$40,304	$259	$(197)	$40,366

Bay Banks currently classifies the entire investment portfolio as available-for-sale in order that it may be considered a source of liquidity, if necessary. Securities available-for-sale are carried at fair market value, with after-tax unrealized gains or losses disclosed as a component of comprehensive income. The after-tax unrealized gains or losses are recorded as a portion of other comprehensive income in the equity of Bay Banks, but have no impact on earnings until such time as the gain or loss is realized, typically at the time of sale. As of September 30, 2016, December 31, 2015 and December 31, 2014, Bay Banks had accumulated other comprehensive gains net of deferred tax related to securities available-for-sale of $506 thousand, $107 thousand and $45 thousand, respectively.

The investment portfolio shows a net unrealized gain of $794 thousand on September 30, 2016, $166 thousand on December 31, 2015, and $68 thousand on December 31, 2014.

As of September 30, 2016, securities available-for-sale at fair value totaled $52.6 million as compared to $54.1 million on December 31, 2015. This represents a net decrease of $1.5 million or 2.8% for the nine months ended September 30, 2016. As of September 30, 2016, available-for-sale securities represented 11.2% of total assets and 12.2% of earning assets.

Bank of Lancaster held bank owned life insurance with a cash surrender value of $9.8 million as of September 30, 2016. During the third quarter of 2016, Bank of Lancaster bought an additional $2.0 million of bank owned life insurance. The insurance’s purpose is to offset the cost of employee benefits.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in net income if (i) there is evidence of credit related impairment; (ii) Bay Banks intends to sell the security or (iii) it is more-likely-than-not that Bay Banks will be required to sell the security before recovery of its amortized cost basis. As a result, temporary impairment can occur with rising interest rates, since the market value of a fixed income investment will fall as interest rates rise. Conversely, market values will increase as interest rates fall.

Bay Banks seeks to diversify its assets to minimize risk by maintaining a large portion of its investment portfolio in securities issued by states and political subdivisions. Many of these types of securities also provide tax benefits. Mortgage-backed securities and collateralized mortgage obligations held in the investment portfolio provide liquidity via cashflows, and are solely issued by agencies of the U.S. government. Bay Banks owns no derivatives, and participates in no hedging activities.

Investment Maturities and Average Yields

As of September 30, 2016

(Dollars in Thousands)	One Year or Less or No Maturity	One to Five Years	Five to Ten Years	Over Ten Years
U.S. Government and Agencies:
Book Value	$2	$15,149	$6,659	$3,679
Market Value	2	15,310	6,706	3,659
Weighted average yield	5.62%	1.82%	2.27%	2.41%
States and Municipal Obligations:
Book Value	$50	$4,810	$13,490	$1,013
Market Value	50	4,916	13,889	1,028
Weighted average yield	3.98%	3.34%	3.56%	4.26%
Corporate Bonds:
Book Value	$—	$6,945	$—	$—
Market Value	—	7,003	—	—
Weighted average yield	0.00%	5.83%	0.00%	0.00%
Restricted Securities:
Book Value	$—	$—	$—	$2,209
Market Value	—	—	—	2,209
Weighted average yield	0.00%	0.00%	0.00%	1.30%
Total Securities:
Book Value	$52	$26,904	$20,149	$6,901
Market Value	52	27,229	20,595	6,896
Weighted average yield	4.04%	3.13%	3.13%	2.33%

Notes:

Yields on tax-exempt securities have been computed on a tax-equivalent basis.

Deposits

As of September 30, 2016, total deposits were $378.0 million compared to $359.9 million at year-end 2015. This represents an increase in balances of $18.1 million or 5.0% during the nine months. The increase was driven by a $8.8 million increase in savings and interest bearing deposits, an increase of $524 thousand in time deposits and a $8.8 million increase in noninterest-bearing deposits.

Average Deposits and Rates

	Nine Months Ended September 30, 2016		Twelve Months Ended December 31,
			2015		2014
(Dollars in thousands)	Average Balance	Yield/ Rate	Average Balance	Yield/ Rate	Average Balance	Yield/ Rate
Non-interest bearing Demand Deposits	$70,096	0.00%	$61,825	0.00%	$59,551	0.00%
Interest bearing Deposits:
NOW Accounts	40,781	0.17%	41,030	0.15%	42,258	0.15%
Regular Savings	42,826	0.21%	42,716	0.18%	43,416	0.16%
Money Market Deposit Accounts	86,059	0.75%	63,830	0.87%	30,187	0.42%
Time Deposits—Retail
CD’s $100,000 or more	62,201	1.44%	55,713	1.51%	44,879	1.75%
CD’s less than $100,000	64,076	1.36%	57,228	1.43%	51,230	1.54%
Time Deposits—Wholesale	2,552	0.50%	6,900	0.40%	2,154	0.44%

Total Interest bearing Deposits	298,495	0.87%	267,417	0.89%	214,124	0.86%

Total Average Deposits	$368,591	0.70%	$329,242	0.72%	$273,675	0.67%

Maturity Schedule of Time Deposits of $100,000 and over

	As of September 30, 2016	As of December 31,
		2015	2014
(In thousands)
3 months or less	$2,394	$12,898	$6,429
3-6 months	2,713	5,010	2,481
6-12 months	4,871	7,462	17,005
Over 12 months	52,148	36,362	30,775

Totals	$62,126	$61,732	$56,690

Liquidity

Liquidity represents an institution’s ability to meet present and future financial obligations (such as commitments to fund loans) through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with other banks, federal funds sold and investments and loans maturing within one year. Bank of Lancaster’s ability to obtain deposits and purchase funds at favorable rates are major factors for liquidity. Management believes that overall liquidity is sufficient to satisfy depositors’ requirements and to meet customers’ credit needs.

At September 30, 2016, cash totaled $5.3 million, federal funds sold totaled $460 thousand, interest-bearing deposits totaled $6.3 million, securities, certificates of deposit and investments maturing in one year or less totaled $1.3 million and loans maturing in one year or less totaled $27.3 million. This results in a liquidity ratio of 8.7% as of September 30, 2016 as compared to 12.1% as of December 31, 2015. Bay Banks determines this ratio by dividing the sum of cash and cash equivalents, investment securities maturing in one year or less, loans maturing in one year or less and federal funds sold, by total assets. Bank of Lancaster has a formal liquidity management policy and contingency plan, which includes periodic evaluation of cash flow projections.

The table below presents selected information on short-term borrowings:

	As of September 30, 2016	As of December 31,
		2015	2014
(Dollars in Thousands)
Balance outstanding at period-end	$12,984	$7,161	$6,012
Maximum balance at any month end during the year	12,984	10,491	9,164
Average balance for the period	7,361	7,612	7,538
Weighted average rate for the period	0.18%	0.15%	0.12%
Weighted average rate on borrowings at period end	0.10%	0.14%	0.12%

Bay Banks has no substantial operations of its own, so its primary sources of liquidity are fees received from Bank of Lancaster, interest on investments and borrowings. Bay Banks’ liquid assets consisted of cash and investment securities totaling $3.6 million as of September 30, 2016. Bay Banks has sufficient liquidity to meet its obligations and provide a source of capital for Bank of Lancaster.

FHLB advances have declined by $15.0 million since December 31, 2015, to $25.0 million as of September 30, 2016. This reduction was funded from deposit growth.

On May 28, 2015, Bay Banks issued an aggregate of $7,000,000 of subordinated notes (the “Notes”). The Notes have a maturity date of May 28, 2025. The Notes bear interest, payable on the 1st of March and September of each year, commencing September 1, 2015, at a fixed interest rate of 6.50% per year. The Notes are not convertible into common stock or preferred stock, and are not callable by the holders. Bay Banks has the right to redeem the Notes, in whole or in part, without premium or penalty, at any interest payment date on or after May 28, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of Bay Banks, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of Bay Banks and will rank junior in right of payment to Bay Banks’ existing and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory reporting.

As of September 30, 2016, securities sold under repurchase agreements increased by $5.8 million to $13.0 million from $7.2 million at December 31, 2015. This increase was the result of one new account.

In addition, Bank of Lancaster has a line of credit with the FHLB worth $115.7 million, with $84.7 million available, plus federal funds lines of credit with correspondent banks totaling $21.5 million.

The following table presents Bay Banks’ contractual obligations and scheduled payment amounts, excluding interest, due at various intervals over the next five years and beyond as of September 30, 2016:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
FHLB advances	$25,000	$15,000	$—	$10,000	$—
Subordinated debt	7,000	—	—	—	7,000
Securities sold under repurchase agreements	12,984	12,984	—	—	—
Operating leases	266	127	132	7	—

Total	$45,250	$28,111	$132	$10,007	$7,000

As of September 30, 2016, Bay Banks was not aware of any other known trends, events or uncertainties that have or are reasonably likely to have a material impact on liquidity.

Capital Resources

Capital resources represent funds, earned or obtained, over which a financial institution can exercise greater long-term control in comparison with deposits and borrowed funds. The adequacy of Bay Banks’ capital is reviewed by management on an ongoing basis with reference to size, composition and quality of Bay Banks’ resources, and consistency with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses, yet allows management to effectively leverage its capital to maximize return to shareholders. Bay Banks’ capital, also known as shareholders’ equity, is comprised mainly of outstanding common stock and retained earnings. Capital can be increased with securities offerings or through earnings.

Several factors impact shareholders’ equity, including net income and regulatory capital requirements. Bay Banks’ capital resources are also impacted by net unrealized gains or losses on securities. The available-for-sale securities portfolio is marked to market monthly and unrealized gains or losses, net of taxes, are recognized as accumulated other comprehensive income (loss) on the balance sheets and statement of changes in shareholders’ equity. Another factor affecting accumulated other comprehensive income (loss) is changes in the market value of Bay Banks’ pension and post-retirement benefit plans and changes in the plan obligations. Bay Banks’ shareholders’ equity before accumulated other comprehensive loss was $42.3 million on September 30, 2016 compared to $40.3 million on December 31, 2015. Accumulated other comprehensive loss decreased by $399 thousand between December 31, 2015 and September 30, 2016, primarily as a result of increases in unrealized net gains in the investment portfolio.

Book value per share, before accumulated other comprehensive loss, on September 30, 2016, compared to December 31, 2015, increased to $8.86 from $8.45. Book value per share, including accumulated other comprehensive loss, increased to $8.79 on September 30, 2016 from $8.29 on December 31, 2015. No cash dividends were paid for the nine month period ended September 30, 2016, nor for the comparable period ended September 30, 2015.

One source of funds available to Bay Banks is the payment of dividends by Bank of Lancaster. Banking regulations limit the amount of dividends that may be paid without prior approval from Bank of Lancaster’s regulators.

Bank of Lancaster is subject to minimum regulatory capital ratios as defined by the Federal Reserve. As of September 30, 2016, Bank of Lancaster’s capital ratios continue to be well in excess of regulatory minimums.

In July 2013, the Federal Reserve issued final rules that made the changes to its capital rules to align them with the Basel III regulatory capital framework and meet certain requirements of the Dodd-Frank Act. Effective January 1, 2015, the final rules require Bank of Lancaster to comply with the following minimum capital ratios: (i) a new Common Equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6.0% of risk-weighted assets (increased from the prior requirement of 4.0%); (iii) a total capital ratio of 8.0% of risk-weighted assets (unchanged from the prior requirement); and (iv) a leverage ratio of 4.0% of total assets (unchanged from the prior requirement). The following additional capital requirements related to the capital conservation buffer are being phased in over a four year period beginning January 1, 2016. When fully phased in on January 1, 2019, the rules will require Bank of Lancaster to maintain (i) a minimum ratio of Common Equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% Common Equity Tier 1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of Common Equity Tier 1 to risk-weighted assets of at least 7.0% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation), and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets. The capital conservation buffer requirement is being phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing by the same amount each year until fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. As of September 30, 2016, Bank of Lancaster maintained Common Equity Tier 1 capital of $41.5 million, Tier 1 capital of $41.5 million, risk weighted assets of $331.8 million, and total risk-based capital of $45.2 million. As of September 30, 2016, all ratios were in excess of the fully phased-in requirements, with the Common Equity Tier 1 ratio at 12.50% of risk-weighted assets, the Tier 1 capital ratio at 12.50% of risk-weighted assets, the total capital ratio at 13.63% of risk-weighted assets, and the Tier 1 leverage ratio at 8.91% of total assets.

Off Balance Sheet Commitments

In the normal course of business, Bank of Lancaster offers various financial products to its customers to meet their credit and liquidity needs. These instruments may involve elements of liquidity, credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. Bank of Lancaster’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby-letters of credit is represented by the contractual amount of these instruments. Subject to its normal credit standards and risk monitoring procedures, Bank of Lancaster makes contractual commitments to extend credit. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Conditional commitments are issued by Bank of Lancaster in the form of performance stand-by letters of credit, which guarantee the performance of a customer to a third-party. The credit risk of issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Off Balance Sheet Arrangements

	September 30, 2016	December 31, 2015	December 31, 2014
(Dollars in thousands)
Total loan commitments outstanding	$38,173	$42,713	$36,443
Standby-by letters of credit	382	473	355
Low income housing tax credit funds	998	499	—

Bank of Lancaster maintains liquidity and credit facilities with non-affiliated banks in excess of the total loan commitments and stand-by letters of credit. As these commitments are earning assets only upon takedown of the instrument by the customer, thereby increasing loan balances, management expects the revenue of Bay Banks to be enhanced as these credit facilities are utilized.

There have been no material changes to the off balance sheet items disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

As of and For the Fiscal Year Ended December 31, 2015

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of Bay Banks and its subsidiaries. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Data, in Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Executive Summary

Net income for 2015 was $366 thousand compared to $1.8 million for 2014. Results for 2015 are highlighted by the success of Bay Banks’ expansion into the Richmond, Virginia market and the completion of a $7.0 million subordinated debt offering in May 2015. In March 2015, Bank of Lancaster opened a third retail branch in the Richmond market in Chesterfield County. Deposits in Richmond branches now account for 20% of Bank of Lancaster’s total deposits as of December 31, 2015. In June 2015, Bank of Lancaster converted its Hartfield, Virginia loan production office into a retail office. This office is located in Middlesex County. Core earnings and growth remain priorities. The capital position remains solid.

Earnings were negatively impacted by fraud perpetrated by one of Bank of Lancaster’s commercial borrowers. This borrower pleaded guilty in a federal court to “Willful Failure to Collect or Pay Over Employment Tax” and admitted to regularly and deliberately creating false financial statements for submission to financial institutions in order to encourage banks to lend new funds to his companies, or to enable the renewal of existing loans. As a result, $691 thousand of impairment reserves were added to the allowance for loan losses as of December 31, 2015.

The Richmond market is expected to contribute positively to income in 2016 after earnings of approximately $729 thousand were invested in the Richmond market during 2015. Reduced income from investment services and a gain on the sale of a former branch office in 2014 also contributed to the year over year decline in net income from 2014 to 2015.

Total assets have grown by $65.8 million, or 16.9%, during 2015, to $456.3 million. Net interest income, which management considers to be a component of core earnings, grew by $1.3 million, or 10.8%, in 2015 compared to 2014. Return on average assets was 0.09% for 2015 compared to 0.53% for 2014. Return on average equity was 0.92% for 2015 compared to 4.76% for 2014.

The in-house loan portfolio grew by $48.8 million, or 16.5%, during 2015. Loans originated and sold to Fannie Mae generated growth of $6.9 million in the portfolio of loans serviced for Fannie Mae since December 31, 2014. The servicing portfolio totals $71.6 million as of December 31, 2015 compared to $64.7 million as of December 31, 2014.

In April 2015, Bank of Lancaster consolidated the branch operations of its three Lancaster County, Virginia offices into two offices, with all Kilmarnock branch operations now based in the main office of Bank of Lancaster. The branch consolidation is expected to save Bay Banks approximately $85 thousand annually. As of January 2017, Bank of Lancaster is negotiating the sale of the branch office building located at 432 N. Main Street, Kilmarnock, Virginia.

The net interest margin decreased to 3.48% for 2015 compared to 3.85% for 2014. As this low interest rate environment continues, loan and investment yields continue to decline, but increased loan balances have resulted in increased interest income, resulting in the improved net interest income noted above.

Finally, Bay Banks’ core capital levels and regulatory ratios remain well above what is considered “well capitalized” by Bay Banks’ regulators.

For more information, visit Bay Banks’ website at www.baybanks.com. Information contained on the Bay Banks’ website is not a part of or incorporated into this joint proxy statement/prospectus or any other filing Bay Banks makes with the SEC.

Critical Accounting Policies

General. Bay Banks’ financial statements are prepared in accordance with GAAP. The financial information contained within its statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. For example, historical loss factors are one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors used. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of transactions would be the same, the timing of events that would impact those transactions could change.

Allowance For Loan Losses. The allowance for loan losses (“ALL”) reflects management’s judgment of probable loan losses inherent in the portfolio at the balance sheet date. Management uses a disciplined process and methodology to establish the ALL each quarter. To determine the total ALL, Bank of Lancaster estimates the reserves needed for each homogeneous segment of the portfolio, plus any loans analyzed individually for impairment. Considerations include historical experience, the nature and volume of the loan portfolio, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing local and national economic conditions, and internal policies and procedures including credit risk management and underwriting. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as conditions change.

Management employs a risk rating system to evaluate and consistently categorize loan portfolio credit risk. Loans assigned risk rating grades include all commercial loans not secured by real estate, commercial mortgages, residential mortgages greater than $1 million, smaller residential mortgages which are impaired, loans to real estate developers and contractors, consumer loans greater than $250 thousand with chronic delinquency, and troubled debt restructures. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled. Risk grades are evaluated as new information becomes available for each borrowing relationship or at least quarterly. All other loans not specifically assigned a risk rating grade are monitored as a discrete pool of loans generally based on delinquency status. Risk rating categories are as follows:

Pass — Borrower is strong or sound and collateral securing the loan, if any, is adequate.

Watch — Borrower exhibits some signs of financial stress but is generally believed to be a satisfactory customer and collateral, if any, may be in excess of 90% of the loan balance.

Special Mention — Adverse trends in the borrower’s financial position are evident and warrant management’s close attention. Any collateral may not be fully adequate to secure the loan balance.

Substandard — A loan in this category has a well-defined weakness in the primary repayment source that jeopardizes the timely collection of the debt. There is a distinct possibility that a loss may result if the weakness is not corrected.

Doubtful — Default has already occurred and it is likely that foreclosure or repossession procedures have begun or will begin in the near future. Weaknesses make collection or liquidation in full, based on currently existing information, highly questionable and improbable.

Loss — Uncollectible and of such little value that continuance as a bankable asset is not warranted.

The ALL consists of specific, general, and unallocated components. The specific component is determined by identifying impaired loans (as described below) then evaluating each one to calculate the amount of impairment. Impaired loans measured for impairment generally include: (1) non-accruing Special mention, Substandard and Doubtful loans in excess of $250,000; (2) Substandard and Doubtful loans in excess of $500,000; (3) Special Mention loans in excess of $500,000 if any of the loans in the relationship are more than 30 days past due or if the borrower has filed for bankruptcy; and (4) all troubled debt restructurings (“TDRs”). A specific allowance arises when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component collectively evaluates smaller commercial loans, residential mortgages and consumer loans, grouped into segments and classes. Historical loss experience is calculated and applied to each segment or class, then adjusted for qualitative factors. Qualitative factors include changes in the local and national economic outlook, including unemployment, interest rates, inflation rates and real estate trends; the level and trend of past due and nonaccrual loans; strength of policies and procedures; and oversight of credit risk and quality of underwriting. These qualitative adjustments reflect management’s judgment of risks inherent in the segments. An unallocated component is maintained if needed to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Changes in the allowance for loan losses and the related provision expense can materially affect net income.

The specific component of the ALL calculation accounts for the loan loss reserve necessary on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that Bank of Lancaster will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Accrual of interest may or may not be discontinued for any given impaired loan. Impairment is measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Because large groups of smaller balance homogeneous loans are collectively evaluated for impairment, Bank of Lancaster does not generally separately identify smaller balance individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

The general component of the ALL calculation collectively evaluates groups of loans in segments or classes, as noted above. The segments are: (1) Mortgage loans on real estate; (2) Commercial and industrial loans; and (3) Consumer and other loans. The segment for Mortgage loans on real estate is disaggregated into the following classes: (1) Construction, land and land development; (2) Farmland; (3) Residential first mortgages; (4) Residential revolving and junior mortgages; (5) Commercial mortgages (non-owner-occupied); and (6) Commercial mortgages (owner-occupied). Loans in segment 1 are secured by real estate. Loans in segments 2 and 3 are secured by other types of collateral or are unsecured. A given segment or class may not reflect the purpose of a loan. For example, a business owner may provide his residence as collateral for a loan to his company, in which case the loan would be grouped in a residential mortgage class. Historical loss factors are calculated for the prior 19 quarters by segment and class, and then applied to the current balances in each segment and class. Finally, qualitative factors are applied to each segment and class.

Construction and development loans carry risks that the project will not be finished according to schedule or according to budget and the value of the collateral, at any point in time, may be less than the principal amount of the loan. These loans also bear the risk that the general contractor may face financial pressure unrelated to the project. Loans secured by land, farmland and residential mortgages carry the risk of continued credit-worthiness of the borrower and changes in value of the underlying real estate collateral. Commercial mortgages and commercial and industrial loans carry risks associated with the profitable operation of a business and its related cash flows. Additionally, commercial and industrial loans carry risks associated with the value of collateral other than real estate which may depreciate over time. Consumer loans carry risks associated with the continuing credit-worthiness of the borrower and are more likely than real estate loans to be adversely affected by divorce, unemployment, personal illness or bankruptcy of an individual. Consumer loans secured by automobiles carry risks associated with rapidly depreciating collateral. Consumer loans include credit cards, which are unsecured.

The summation of the specific, general and unallocated components results in the total estimated ALL. Management may also include an unallocated component to cover uncertainties in the level of probable losses. This estimate is inherently subjective and actual losses could be greater or less than the estimates.

Additions to the ALL are made by charges to earnings through the provision for loan losses. Charge-offs result from credit exposures deemed to be uncollectible and the ALL is reduced by these. Recoveries of previously charged off amounts are credited back to the ALL. Charge-off policies are materially the same for all types of loans.

Mortgage Servicing Rights (“MSRs”). MSRs are included on the consolidated balance sheet and recorded at fair value on an ongoing basis. Changes in the fair value of the MSRs are recorded in the results of operations. A fair value analysis of MSRs is performed on a quarterly basis. A valuation model, which utilizes a discounted cash flow analysis using interest rates and prepayment assumptions currently quoted for comparable instruments and a discount rate, is used to determine fair value.

Goodwill. Bay Banks has goodwill relating to the purchase of five branches during the years 1994 through 2000. Goodwill is tested annually for impairment. The test performed using financial information as of September 30, 2015 found no impairment. No events that impact long-term enterprise value occurred between the date of our annual test and December 31, 2015 that would indicate the existence of impairment.

Overview

2015 Compared to 2014

Bay Banks recorded net income for 2015 of $366 thousand, or $0.08 per basic and diluted share, as compared to $1.8 million, or $0.38 per basic and diluted share in 2014. This is a decrease in net income of $1.5 million. Net interest income for 2015 was $13.2 million, as compared to $11.9 million for 2014, an increase of 10.8%. Provision expense for loan losses was $1.6 million in 2015 compared to $611 thousand in 2014. Non-interest income decreased 8.8% to $3.4 million in 2015 from $3.7 million in 2014. Non-interest expense was $14.8 million in 2015 compared to $12.6 million in 2014.

Performance as measured by Bay Banks’ return on average assets was 0.09% for 2015 compared to 0.53% for 2014. Performance as measured by return on average equity was 0.92% for 2015 compared to 4.76% for 2014. The table below details certain financial and statistical information for Bay Banks relating to income and returns.

Return on Equity & Assets

(Dollars in thousands, except per share amounts) Years Ended December 31,	2015	2014	2013
Net Income	$366	$1,830	$1,222
Average Total Assets	416,872	343,838	332,894
Return on Average Assets	0.09%	0.53%	0.37%
Average Equity	$39,740	$38,418	$36,861
Return on Average Equity	0.92%	4.76%	3.32%
Cash Dividends declared per share	$—	$—	$—
Average Shares Outstanding	4,791,722	4,818,377	4,816,859
Average Diluted Shares Outstanding	4,805,318	4,829,581	4,819,343
Net Income per Share	$0.08	$0.38	$0.25
Net Income per Diluted Share	0.08	0.38	0.25
Cash Dividend Payout Ratio	0.0%	0.0%	0.0%
Average Equity to Average Assets Ratio	9.53%	11.17%	11.07%

Results of Operations

Net Interest Income

The principal source of earnings for Bay Banks is Bank of Lancaster’s net interest income. Net interest income is the amount by which interest income exceeds interest expense. The net interest margin is net interest income expressed as a percentage of interest earning assets. Changes in the volume and mix of interest earning assets and interest bearing liabilities, the associated yields and rates, and the volume of non-performing assets have a significant impact on net interest income, the net interest margin, and ultimately net income.

The following table shows details of yields on interest-earning assets (e.g. loans), costs of interest-bearing liabilities (e.g. deposits) and the resulting net interest margins for the years ended December 31, 2015 and 2014.

Average Balances, Income and Expense, Yields and Rates

(Fully taxable equivalent basis) Years ended December 31,	2015			2014			2013
(Dollars in Thousands)	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
INTEREST EARNING ASSETS:
Taxable Investments	$30,450	$617	2.03%	$21,380	$382	1.79%	$24,468	$448	1.83%
Tax-Exempt Investments(1)	18,545	597	3.22%	18,129	568	3.13%	16,238	494	3.04%

Total Investments	48,995	1,214	2.48%	39,509	950	2.40%	40,706	942	2.31%
Gross Loans(2)	319,597	15,202	4.76%	266,016	13,352	5.02%	240,964	12,617	5.24%
Interest-bearing Deposits	16,430	38	0.23%	9,569	23	0.24%	22,925	57	0.25%
Federal Funds Sold	1,100	1	0.09%	319	—	—	599	1	0.17%

Total Interest Earning Assets	$386,122	$16,455	4.26%	$315,413	$14,325	4.54%	$305,194	$13,617	4.46%
INTEREST-BEARING LIABILITIES:
Savings Deposits	$42,716	$76	0.18%	$43,416	$68	0.16%	$45,625	$88	0.19%
NOW Deposits	41,030	61	0.15%	42,258	63	0.15%	41,394	76	0.18%
Time Deposits => $100,000	55,713	844	1.51%	44,879	784	1.75%	45,729	1,010	2.21%
Time Deposits < $100,000	57,228	819	1.43%	51,230	790	1.54%	56,174	1,053	1.87%
Time Deposits - Wholesale	6,900	28	0.40%	2,154	9	0.44%	—	—	0.00%
Money Market Deposit Accounts	63,830	557	0.87%	30,187	128	0.42%	28,147	141	0.50%

Total Deposits	267,417	2,385	0.89%	214,124	1,842	0.86%	217,069	2,368	1.09%
Federal Funds Purchased	578	6	1.03%	94	1	0.58%	58	—	0.00%
Securities Sold Under Repurchase Agreements	7,612	12	0.15%	7,538	9	0.12%	8,482	16	0.19%
Subordinated Notes	4,046	279	6.50%	—	—	0.00%	—	—	0.00%
FHLB Advances	32,713	352	1.08%	22,239	345	1.55%	15,000	450	3.00%

Total Interest-Bearing Liabilities	$312,366	$3,034	0.97%	$243,995	$2,197	0.90%	$240,609	$2,834	1.18%
Net interest income and net interest margin		$13,421	3.48%		$12,128	3.85%		$10,783	3.53%
Non-interest-bearing deposits	$61,825	—	0.00%	$59,551	—	0.00%	$54,012	—	0.00%
Total cost of funds			0.81%			0.72%			0.96%
Net interest spread			3.45%			3.82%			3.50%

Notes:

(1)	Income and yield is tax-equivalent assuming a federal tax rate of 34%.
(2)	Includes Visa credit card program, nonaccrual loans, and fees.

Net interest income increase to $13.4 million in 2015 from $12.1 million in 2014, as the increase in interest income exceeded the increase in interest expense. Interest income for 2015, on a tax-equivalent basis, was $16.5 million, an increase of $2.1 million from 2014 due mainly to increased loan balances. Interest expense for 2015 was $3.0 million, an increase of $837 thousand compared to 2014, due primarily to increases in money market deposit accounts and the issuance of $7.0 million of subordinated debt bearing interest at a rate of 6.50% per year. The annualized net interest margin was 3.48% and 3.85% for 2015 and 2014, respectively. As long as this low interest rate environment continues, it is expected that loan yields will continue to decline as higher yielding loans pay down or mature and new loans are made at lower rates.

The net interest spread, which is the difference between the annualized yield on earning assets and the total cost of funds, decreased to 3.45% for 2015, compared to 3.82% for 2014.

The increase in average total earning assets is due mainly to the $53.6 million increase in average loans. Investment yields increased eight basis points in 2015 compared to 2014 while loan yields have declined 26 basis points. Loan growth offset the decline in loan yields. With the current low interest rate environment, any growth in net interest income will need to be generated from loan growth.

The increase in average interest-bearing liabilities was due mainly to the increase of $53.3 million in deposits, $10.5 million in FHLB advances and the issuance of the $7.0 million of subordinated debt. The cost of interest-bearing deposits increased to 0.89% in 2015 from 0.86% in 2014. The cost of FHLB advances declined to 1.08% in 2015 compared to 1.55% in 2014. In May 2015, Bay Banks issued $7.0 million of 6.50% 10-year subordinated debt. Average non-interest-bearing deposits grew $2.3 million during 2015. Total cost of funds was 0.81% in 2015 compared to 0.72% in 2014.

Volume and Rate Analysis of Changes in Net Interest Income

Years Ended December 31, (Dollars in Thousands)	2015 vs. 2014 Increase (Decrease) Due to Changes in:			2014 vs. 2013 Increase (Decrease) Due to Changes in:
	Volume(1)	Rate(1)	Total	Volume(1)	Rate(1)	Total
Earning Assets:
Taxable investments	$201	$34	$235	$(68)	$2	$(66)
Tax-exempt investments(2)	12	16	28	59	15	74
Gross Loans	2,590	(740)	1,850	1,403	(668)	735
Interest-bearing deposits	17	(1)	16	(33)	(1)	(34)
Federal funds sold	1	—	1	(1)	—	(1)

Total interest earning assets	$2,821	$(691)	$2,130	$1,360	$(652)	$708

Interest-Bearing Liabilities:
NOW checking	$(2)	$—	$(2)	$1	$(14)	$(13)
Savings deposits	(1)	9	8	(5)	(15)	(20)
Money market accounts	221	209	430	10	(23)	(13)
Time deposits < $100,000	89	(60)	29	(87)	(176)	(263)
Time deposits => $100,000	182	(122)	60	(21)	(205)	(226)
Time deposits—Wholesale	17	1	18	9	—	9
Federal funds purchased	5	—	5	1	—	1
Securities sold under repurchase agreements	—	3	3	(1)	(6)	(7)
Subordinated notes	279	—	279	—	—	—
FHLB advances	131	(124)	7	165	(270)	(105)

Total interest-bearing liabilities	$921	$(84)	$837	$72	$(709)	$(637)

Change in net interest income	$1,900	$(607)	$1,293	$1,288	$57	$1,345

Notes:

(1)	Changes caused by the combination of rate and volume are allocated based on the percentage caused by each.
(2)	Income and yields are reported on a tax-equivalent basis, assuming a federal tax rate of 34%.

As indicated in the volume and rate analysis, the growth in loans in 2015 was the primary driver of improved net interest income. The increase in interest expense was also driven mainly by increases in funding balances, namely the new subordinated notes and increase in money market accounts. The sustained low interest rate environment has led to compression of the net interest margin.

Interest Sensitivity

Bay Banks employs a variety of measurement techniques to identify and manage its exposure to changing interest rates and subsequent changes in liquidity. Bank of Lancaster utilizes simulation models that estimate the effect of interest rate changes on net interest income and the economic value of equity. Beginning in 2013, Bank of Lancaster engaged an asset-liability management consultant to assist with the management of interest rate risk, liquidity risk and balance sheet strategy. Bank of Lancaster’s Asset Liability Committee (the “ALCO”) is responsible for monitoring interest rate risk and is composed of appointed members from management and Bank of Lancaster’s Board of Directors. Through the use of simulations, the ALCO reviews the overall magnitude of interest rate risk and then formulates policy with which to manage asset growth, funding sources, pricing, and off-balance sheet commitments. These decisions are based on management’s plans for growth, expectations regarding future interest rate movements, economic conditions both locally and nationally, and other business and risk factors.

The simulation models indicate that Bank of Lancaster’s balance sheet is neutral to asset sensitive, which management believes is favorable in the current low interest rate environment. This means that as rates rise, interest-earning assets should reprice as fast or faster than interest-bearing liabilities, allowing interest income to rise as fast or faster than interest expense. Thus, net interest income should remain stable or grow. Moderate growth in the balance sheet is expected to assure continued growth in net interest income.

Non-Interest Income

Non-interest income for 2015 totaled $3.4 million, a decrease of $322 thousand, or 8.8%, compared to $3.7 million for 2014. The difference in non-interest income was primarily driven by the following changes:

Decreases:

•	In 2014, Bank of Lancaster sold a former branch office for a gain of $138 thousand.

•	Non-deposit fee income declined $198 thousand.

•	Losses on foreclosed properties increased $68 thousand.

Increases:

•	Secondary market lending fees increased $100 thousand resulting from the larger Fannie Mae loan portfolio and the increase in the fair value of the related mortgage servicing rights.

Non-Interest Expense

For 2015, non-interest expenses totaled $14.8 million, an increase of $2.2 million, or 17.3%, compared to $12.6 million for 2014. The increase in non-interest expense was primarily the result of the following increases:

•	$1.5 million in salary and benefits which included a $421 thousand increase related to the new branches in Richmond and $143 thousand in severance expense.

•	$327 thousand in occupancy expense of which $229 thousand were related to the Richmond branches.

•	$137 thousand in accounting, auditing and strategic planning expenses.

•	$54 thousand in FDIC assessments resulting from higher deposit balances.

Income Taxes

Income tax (benefit) expense was $(187) thousand in 2015 compared to $557 thousand in 2014. This is directly attributable to Bay Banks’ decline in pretax income and the relationship of tax-exempt income to pretax income. Income tax (benefit) expense corresponds to an effective rate of (104.2)% and 23.3% for the years ended December 31, 2015 and 2014, respectively. This change in the tax rate is primarily the result of tax-exempt income. Refer to Note 15 to the Consolidated Financial Statements in Item 8 of Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015 for a reconciliation between the amounts of income tax expense computed using the federal statutory income tax rate and actual income tax expense. Also included in Note 15 to the Consolidated Financial Statements in Item 8 of Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015 is information regarding deferred taxes for 2015 and 2014.

Financial Condition

Loans

Per the following table, which does not include deferred loan costs and fees, the loan portfolio grew during 2015 with balances increasing by 16.5% to $347.2 million as of December 31, 2015, compared to December 31, 2014 balances of $298.1 million. Mortgage loans on real estate represent the largest category, comprising 88.4% of the loan portfolio at December 31, 2015. Of these balances, 1-4 family residential loans, which comprise the majority of real estate loan balances at $190.9 million, increased by $30.2 million, or 18.8%. Other loans secured by real estate, the majority of which are commercial in nature, increased by $19.2 million, or 35.6%, and represent 21.0% of the loan portfolio at year-end 2015 as compared to 18.1% at year-end 2014. Construction and land loans decreased $919 thousand, or 2.1%. Commercial and industrial loan balances increased by $1.1 million, or 3.2%, and represented 10.1% of total loans at year-end 2015 as compared to 11.4% at year-end 2014. Consumer and other loans decreased by $334 thousand, or 6.2% in 2015, and represented 1.5% of total loans at year-end 2015 as compared to 1.8% at year-end 2014.

Types of Loans

As of December 31,	2015		2014		2013		2012		2011
(Dollars in thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Mortgage loans on real estate:
Construction and land loans	$42,129	12.1%	$43,048	14.4%	$31,839	12.7%	$29,024	12.2%	$27,642	11.7%
Secured by farmland	1,030	0.3%	1,128	0.4%	1,262	0.5%	1,443	0.6%	1,526	0.6%
Secured by 1-4 family residential	190,902	55.0%	160,667	53.9%	138,502	55.3%	133,437	56.0%	135,379	57.4%
Other real estate loans	73,042	21.0%	53,860	18.1%	48,803	19.5%	47,055	19.8%	44,045	18.7%
Commercial and industrial loans	35,104	10.1%	34,002	11.4%	23,939	9.6%	20,525	8.6%	18,983	8.0%
(not secured by real estate)
Consumer and other	5,015	1.5%	5,349	1.8%	5,986	2.4%	6,653	2.8%	8,329	3.6%

Total	$347,222	100.0%	$298,054	100.0%	$250,331	100.0%	$238,137	100.0%	$235,904	100.0%

Notes:

Deferred loan costs and fees not included.

Allowance for loan losses not included.

Loan Maturity Schedule of Selected Loans

As of December 31, 2015

(Dollars in thousands)	Commercial and Industrial	Construction, Land and Land Development
Within one year	$11,965	$20,747
Variable Rate
One to Five Years	1,249	197
After Five Years	195	311

Total Variable Rate	1,444	508

Fixed Rate
One to Five Years	10,901	14,235
After Five Years	10,794	6,639

Total Fixed Rate	21,695	20,874

Total Maturities	$35,104	$42,129

Asset Quality—Provision and Allowance for Loan Losses

The provision for loan losses is a charge against earnings that is necessary to maintain the allowance for loan losses at a level consistent with management’s evaluation of the loan portfolio’s inherent risk. For a detailed description of the ALL calculation, refer to Note 2 of the Consolidated Financial Statements in Item 8 of Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

As shown in the following table, the provision for loan losses was $1.6 million in 2015 compared to $611 thousand in 2014. After net charge-offs of $579 thousand, the ALL is $4.2 million as of December 31, 2015 compared to $3.2 million as of December 31, 2014. The increase in the provision expense and ALL is due primarily to additional impairment reserves for one commercial borrower who pleaded guilty in a federal court to “Willful Failure to Collect or Pay Over Employment Tax” and admitted to regularly and deliberately creating false financial statements for submission to financial institutions in order to encourage banks to lend new funds to his companies, or to enable the renewal of existing loans. Refer to Note 25 to the Consolidated Financial Statements in Item 8 of Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015 for more detail. This level of net charge-offs represents 0.18% of average loans compared to 0.12% in 2014. As of December 31, 2015, management considered the allowance for loan losses to be sufficient to cover estimated potential loss exposure inherent in the loan portfolio.

Allowance for Loan Losses

	Years Ended December 31,
	2015	2014	2013	2012	2011
(Dollars in thousands)
Balance, beginning of period	$3,205	$2,925	$3,094	$3,189	$3,231
Loans charged off:
Mortgage Loans on Real Estate	(521)	(313)	(879)	(1,798)	(349)
Commercial and industrial	(9)	—	(17)	(388)	(11)
Consumer and other (including Visa program)	(128)	(79)	(132)	(189)	(217)

Total loans charged off	(658)	(392)	(1,028)	(2,375)	(577)

Recoveries of loans previously charged off:
Mortgage Loans on Real Estate	27	36	68	289	1
Commercial and industrial	—	—	1	18	—
Consumer and other (including Visa program)	52	25	14	78	39

Total recoveries	79	61	83	385	40

Net charge offs	(579)	(331)	(945)	(1,990)	(537)
Provision for loan losses	1,597	611	776	1,895	495

Balance, end of period	$4,223	$3,205	$2,925	$3,094	$3,189

Average loans outstanding during the period	$319,597	$266,016	$240,964	$240,557	$240,832

Ratio of net charge-offs during the period to average loans outstanding during the period	0.18%	0.12%	0.39%	0.83%	0.22%
As of December 31, 2015, the ratio of the allowance for loan losses to total loans was 1.22% as compared to 1.07% as of December 31, 2014.

Allocation of the Allowance for Loan Losses

Years Ended December 31,	2015		2014		2013		2012		2011
(Dollars in Thousands)
Mortgage Loans on Real Estate	$3,502	1.01%	$2,778	0.93%	$2,466	0.98%	$2,572	1.08%	$2,714	1.15%
Commercial and industrial	599	0.17%	323	0.11%	256	0.10%	262	0.11%	282	0.12%
Consumer and other	122	0.04%	104	0.03%	203	0.09%	252	0.11%	185	0.08%
Unallocated	—	0.00%	—	0.00%	—	0.00%	8	0.00%	8	0.00%

Total	$4,223	1.22%	$3,205	1.07%	$2,925	1.17%	$3,094	1.30%	$3,189	1.35%

Non-Performing Assets

As of December 31, 2015, non-performing assets as a percentage of total assets was 1.8%, compared to 1.2% at year-end 2014. The coverage ratio of allowance to total non-performing loans decreased to 65.6% at year-end 2015 from 162.9% at year-end 2014 due primarily to the increase in non-accruing loans. OREO, including solely foreclosed properties, at year-end 2015 was $1.9 million compared to $2.8 million at year-end 2014. The year-end 2015 figure represents three residences, seven lots, two former convenience stores, a former restaurant and three commercial business properties. Bank of Lancaster sold 12 OREO properties with a total value of $1.1 million in 2015 for total losses of $107 thousand, and four properties with a total value of $460 thousand from four borrowers were added through foreclosure. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of carrying amount or fair value less estimated costs to sell. As a result, in addition to losses on sales, Bank of Lancaster wrote down OREO property values by $288 thousand in 2015. Included in other assets is one residential property and one commercial property, with a value of $1.1 million. These properties were not obtained as a result of a foreclosure and are being marketed for sale.

During 2015, non-accruing loan balances increased by $4.5 million. Of the $6.4 million in non-accruing balances, $2.8 million are residential mortgages. The net increase in non-accruing loan balances from 2014 to 2015 was comprised of $5.1 million in new non-accruing loans less $20 thousand in charge-offs, $129 thousand of foreclosures, $164 thousand of upgrades and $341 thousand in paydowns. Components of non-performing assets and related ratios are shown in the following table.

Non-Performing Assets

	As of December 31,
(Dollars in Thousands)	2015	2014	2013	2012	2011
Loans past due 90 days or more and still accruing	$11	$14	$18	$126	$60
Non-accruing loans	6,433	1,954	2,754	5,730	5,417

Total non-performing loans	6,444	1,968	2,772	5,856	5,477

Other real estate owned	1,870	2,791	3,897	3,151	2,280

Total non-performing assets	$8,314	$4,759	$6,669	$9,007	$7,757

Allowance for loan losses	$4,223	$3,205	$2,925	$3,094	$3,189

Allowance to non-performing loans	65.6%	162.9%	105.5%	52.8%	58.2%
Non-performing assets to total assets	1.8%	1.2%	2.0%	2.7%	2.5%

There were 16 TDRs with an aggregate balance of $3.5 million at December 31, 2015, 14 TDRs with an aggregate balance of $2.5 million at December 31, 2014 and 14 TDRs with an aggregate balance of $2.5 million at December 31, 2013.

For more detailed information on non-accrual, past due and impaired loans and policies, refer to Note 2, Note 5 and Note 6 of the Consolidated Financial Statements in Item 8 of Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Securities

As of December 31, 2015, investment securities totaled $59.8 million, an increase of 40.4% as compared to 2014 year-end balances of $42.6 million.

The aggregate amortized cost and fair values of the available-for-sale securities portfolio are as follows:

(Dollars in thousands)
Available-for-sale securities December 31, 2015	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate bonds	$3,950	$—	$(5)	$3,945
U.S. Government agencies	21,375	69	(156)	21,288
State and municipal obligations	28,599	313	(55)	28,857
Certificates of deposits	5,704	31	—	5,735

	$59,628	$413	$(216)	$59,825

Available-for-sale securities December 31, 2014	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government agencies	$16,969	$33	$(37)	$16,965
State and municipal obligations	23,335	226	(160)	23,401
Certificates of deposits	2,232	8	(2)	2,238

	$42,536	$267	$(199)	$42,604

Available-for-sale securities December 31, 2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government agencies	$9,383	$11	$(86)	$9,308
State and municipal obligations	27,690	109	(1,242)	26,557
Certificates of deposits	1,736	9	—	1,745
Auction rate security	912	—	—	912

	$39,721	$129	$(1,328)	$38,522

Bay Banks currently classifies the entire investment portfolio as available-for-sale in order that it may be considered a source of liquidity, if necessary. Securities available-for-sale are carried at fair market value, with after-tax unrealized gains or losses disclosed as a component of comprehensive income. The after-tax unrealized gains or losses are recorded as a portion of other comprehensive income in the equity of Bay Banks, but have no impact on earnings until such time as the gain or loss is realized, typically at the time of sale. As of December 31, 2015, Bay Banks had accumulated other comprehensive gains net of deferred tax related to securities available-for-sale of $107 thousand as compared to $45 thousand at year-end 2014.

The investment portfolio shows a net unrealized gain of $197 thousand on December 31, 2015, compared to $68 thousand on December 31, 2014. The lower interest rate environment in 2015 compared to 2014 resulted in higher fair values, since bond prices are inversely proportional to bond rates.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in net income if (i) there is evidence of credit related impairment; (ii) we intend to sell the security or (iii) it is more-likely-than-not that we will be required to sell the security before recovery of its amortized cost basis. As a result, temporary impairment can occur with rising interest rates, since the market value of a fixed income investment will fall as interest rates rise. Conversely, market values will increase as interest rates fall.

Bay Banks seeks to diversify its assets to minimize risk by maintaining a large portion of its investment portfolio in securities issued by states and political subdivisions. Many of these types of securities also provide tax benefits. Mortgage-backed securities and collateralized mortgage obligations held in the investment portfolio provide liquidity via cashflows, and are solely issued by agencies of the U.S. government. Bay Banks owns no derivatives, and participates in no hedging activities.

For more information on Bay Banks’ investment portfolio, please refer to Note 4 of the Consolidated Financial Statements in Item 8 of Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Investment Maturities and Average Yields

As of December 31, 2015

(Dollars in Thousands)	One Year or Less or No Maturity	One to Five Years	Five to Ten Years	Over Ten Years
U.S. Government and Agencies:
Book Value	$1,452	$10,429	$9,028	$502
Market Value	1,452	10,391	8,945	500
Weighted average yield	2.23%	1.65%	2.30%	2.62%
States and Municipal Obligations:
Book Value	$1,400	$8,854	$16,339	$2,005
Market Value	1,401	8,933	16,517	2,006
Weighted average yield	2.57%	2.61%	3.62%	3.92%
Certificates of Deposit:
Book Value	$1,488	$4,216	$—	$—
Market Value	1,488	4,247	—	—
Weighted average yield	0.61%	1.85%	0.00%	0.00%
Corporate Bonds:
Book Value	$—	$—	$3,950	$—
Market Value	—	—	3,945	—
Weighted average yield	0.00%	0.00%	6.20%	0.00%
Restricted Securities:
Book Value	$—	$—	$—	$2,731
Market Value	—	—	—	2,731
Weighted average yield	0.00%	0.00%	0.00%	1.44%
Total Securities:
Book Value	$4,340	$23,499	$29,317	$5,238
Market Value	4,341	23,571	29,407	5,237
Weighted average yield	1.79%	2.05%	3.56%	2.50%

Notes:

Yields on tax-exempt securities have been computed on a tax-equivalent basis.

Deposits

During 2015, average total deposits increased 19.6% to $329.2 million as compared to average total 2014 deposits of $273.7 million. Average non-interest bearing demand deposits increased 3.8%, average NOW accounts decreased 2.9%, average savings accounts decreased 3.9%, average money market deposits increased 114.5% and average time deposits increased 22.0%. These deposit increases raised the cost of deposit funds five basis points. The increase in money market accounts were primarily in the Richmond, Virginia market resulting from special promotional rates.

Average Deposits and Rates

Years Ended December 31,	2015		2014		2013
(Dollars in thousands)	Average Balance	Yield/Rate	Average Balance	Yield/Rate	Average Balance	Yield/Rate
Non-interest bearing Demand Deposits	$61,825	0.00%	$59,551	0.00%	$54,012	0.00%
Interest bearing Deposits:
NOW Accounts	41,030	0.15%	42,258	0.15%	41,394	0.18%
Regular Savings	42,716	0.18%	43,416	0.16%	45,625	0.19%
Money Market Deposit Accounts	63,830	0.87%	30,187	0.42%	28,147	0.50%
Time Deposits—Retail
CD’s $100,000 or more	55,713	1.51%	44,879	1.75%	45,729	2.21%
CD’s less than $100,000	57,228	1.43%	51,230	1.54%	56,174	1.87%
Time Deposits—Wholesale	6,900	0.40%	2,154	0.44%	—	0.00%

Total Interest bearing Deposits	267,417	0.89%	214,124	0.86%	217,069	1.09%

Total Average Deposits	$329,242	0.72%	$273,675	0.67%	$271,081	0.87%

Maturity Schedule of Time Deposits of $100,000 and over

As of December 31,	2015	2014	2013
(In thousands)
3 months or less	$12,898	$6,429	$4,277
3-6 months	5,010	2,481	2,457
6-12 months	7,462	17,005	8,869
Over 12 months	36,362	30,775	28,417

Totals	$61,732	$56,690	$44,020

Capital Resources

Capital resources represent funds, earned or obtained, over which a financial institution can exercise greater long-term control in comparison with deposits and borrowed funds. The adequacy of Bay Banks’ capital is reviewed by management on an ongoing basis with reference to size, composition, and quality of Bay Banks’ resources and consistency with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses, yet allow management to effectively leverage its capital to maximize return to shareholders. Bay Banks’ capital, also known as equity, is comprised mainly of outstanding stock and retained earnings. Capital can be increased with a variety of stock offerings or through earnings. Management believes the capital level at December 31, 2015, is sufficient to support growth and acquisition opportunities.

Bay Banks obtains its operating funds primarily through management fees paid by Bank of Lancaster and Bay Trust Company. Bay Banks could also receive dividends from Bank of Lancaster and Bay Trust Company.

During 2015, Bank of Lancaster was required to maintain minimum amounts of capital per Federal Reserve capital guidelines. The minimum total capital to risk weighted assets ratio was 8.0%, the minimum Tier 1 capital to risk weighted assets ratio was 6.0% and the minimum Tier 1 capital to adjusted average assets ratio (leverage ratio) was 4.0%. In addition, effective January 1, 2015, a new Common Equity Tier 1 capital ratio of 4.5% of risk-weighted assets was established. As of December 31, 2015, Bank of Lancaster maintained Common Equity Tier 1 capital of $39.0 million, Tier 1 capital of $39.0 million, risk weighted assets of $314.7 million and total capital of $42.9 million. As of December 31, 2014, Bank of Lancaster maintained Tier 1 capital of $33.2 million, risk weighted assets of $274.1 million, and total capital of $36.4 million. As of December 31, 2015, all ratios were in excess of the fully phased-in requirements of the Basel III regulatory capital framework, with the Common Equity Tier 1 ratio at 12.39% of risk-weighted assets, the Tier 1 capital ratio at 12.39% of risk-weighted assets, the total capital ratio at 13.64% of risk-weighted assets and the Tier 1 leverage ratio at 9.11% of total assets.

For more detailed information, refer to Note 16 of the Consolidated Financial Statements in Item 8 of Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Total capital, before accumulated other comprehensive income, increased by 0.5% to $40.3 million as of December 31, 2015 as compared to $40.2 million as of December 31, 2014. Accumulated other comprehensive loss was $776 thousand as of December 31, 2015 compared to accumulated other comprehensive loss of $921 thousand as of December 31, 2014. The reduction in the loss is due primarily to an increase in unrealized gains on securities and a reduction in actuarial losses on Bay Banks’ pension and post-retirement benefit plan assets.

Liquidity

Liquidity represents an institution’s ability to meet present and future financial obligations (such as commitments to fund loans) through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with other banks, federal funds sold and investments and loans maturing within one year. Bank of Lancaster’s ability to obtain deposits and purchase funds at favorable rates is a factor in the management of liquidity. Management believes that overall liquidity is more than sufficient to satisfy depositors’ requirements and to meet customers’ credit needs.

At December 31, 2015, liquid assets totaled $55.7 million or 12.1% of total assets, an increase from $45.8 million and 11.7% at December 31, 2014. Additional sources of liquidity available to Bay Banks include its capacity to borrow additional funds when necessary. Bank of Lancaster maintains federal funds lines with regional banks totaling approximately $21.5 million. In addition, Bank of Lancaster has total borrowing capacity with the FHLB of $84.5 million, with $40.5 million immediately available as of December 31, 2015.

The table below presents selected information on short-term borrowings:

(Dollars in Thousands)
Years Ended December 31,	2015	2014	2013
Balance outstanding at year-end	$7,161	$6,012	$9,118
Maximum balance at any month end during the year	10,491	9,164	11,355
Average balance for the year	7,612	7,538	8,482
Weighted average rate for the year	0.15%	0.12%	0.19%
Weighted average rate on borrowings at year end	0.14%	0.12%	0.11%

The impact of contractual obligations includes seven FHLB advances and time deposits. With regards to the FHLB advances, a $5 million LIBOR-based floating rate advance which matured in May 2015 and was replaced with a $5 million fixed rate advance, which matured in February 2016. In June 2015, a $5 million fixed rate advance was replaced with a $5 million LIBOR-based floating rate advance maturing in September 2016, and a $5 million fixed rate advance was repaid. An advance matured on October 20, 2015 and was replaced with a $5 million, 0.52% fixed rate credit advance maturing on October 20, 2016. In December 2015, two new $5 million advances were drawn that mature in 2017. The advance that matured on February 22, 2016 was repaid. For details on these advances, please refer to Note 14 of the Consolidated Financial Statements in Item 8 of Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

In addition to the FHLB advances, on May 28, 2015, Bay Banks entered into a Purchase Agreement under which Bay Banks issued an aggregate of $7,000,000 of subordinated notes to accredited investors (the “Notes”). The Notes have a maturity date of May 28, 2025. The Notes bear interest, payable on the 1st of March and September of each year, commencing September 1, 2015, at a fixed interest rate of 6.50% per year. The Notes are not convertible into common stock or preferred stock, and are not callable by the holders. Bay Banks has the right to redeem the Notes, in whole or in part, without premium or penalty, at any interest payment date on or after May 28, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of Bay Banks, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of Bay Banks and rank junior in right of payment to Bay Banks’ existing and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory reporting.

Time deposits mature as follows: 2016—$56.7 million; 2017—$12.7 million; 2018—$36.5 million; 2019—$4.4 million; and 2020—$17.1 million. Refer to Note 9 of the Consolidated Financial Statements in Item 8 of Bay Banks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

The following table presents Bay Banks’ contractual obligations and scheduled payment amounts, excluding interest, due at various intervals over the next five years and beyond as of December 31, 2015:

(Dollars in thousands)	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
FHLB advances	$40,000	$20,000	$10,000	$10,000	$—
Subordinated debt	7,000	—	—	—	7,000
Securities sold under repurchase agreements(1)	7,161	7,161	—	—	—
Operating leases	389	163	198	28	—

Total	$54,550	$27,324	$10,198	$10,028	$7,000

Note:

(1)	Refer to Note 2 to the Consolidated Financial Statements

As of December 31, 2015, Bay Banks was not aware of any other known trends, events or uncertainties that have or are reasonably likely to have a material impact on liquidity. As of December 31, 2015, Bay Banks has no material commitments or long-term debt for capital expenditures.

Off Balance Sheet Commitments

In the normal course of business, Bank of Lancaster offers various financial products to its customers to meet their credit and liquidity needs. These instruments frequently involve elements of liquidity, credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. Bank of Lancaster’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby-letters of credit is represented by the contractual amount of these instruments. Subject to its normal credit standards and risk monitoring procedures, Bank of Lancaster makes contractual commitments to extend credit. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Conditional commitments are issued by Bank of Lancaster in the form of performance stand-by letters of credit, which guarantee the performance of a customer to a third-party. The credit risk of issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Off Balance Sheet Arrangements

	December 31, 2015	December 31, 2014	December 31, 2013
(In thousands)
Total Loan Commitments Outstanding	$42,713	$36,443	$37,279
Standby-by Letters of Credit	473	355	329
Low income housing tax credit fund	499	—	—

Bank of Lancaster maintains liquidity and credit facilities with non-affiliated banks in excess of the total loan commitments and stand-by letters of credit. As these commitments are earning assets only upon takedown of the instrument by the customer, thereby increasing loan balances, management expects the revenue of Bay Banks to be enhanced as these credit facilities are utilized.

INFORMATION ABOUT VIRGINIA BANCORP

The following provides additional information regarding Virginia BanCorp and should be read in conjunction with Virginia BanCorp’s financial statements and the notes thereto beginning on page F-67 and the other information on Virginia BanCorp included elsewhere herein.

General Description of Virginia BanCorp’s Business

Overview

Virginia BanCorp Inc. is a bank holding company that conducts substantially all of its operations through its wholly-owned bank subsidiary, Virginia Commonwealth Bank (for the purposes of this section only, the “bank”). Virginia BanCorp was incorporated under the laws of the Commonwealth of Virginia on November 8, 2002, and became a unitary savings and loan holding company for First Federal Savings Bank, the predecessor of the bank, on January 21, 2003.

Virginia Commonwealth Bank is a Virginia-chartered commercial bank and a member of the Federal Reserve System. The bank currently conducts its business through its main office in Petersburg, Virginia and six branch offices located in Colonial Heights, Chesterfield, Chester, Hopewell, Petersburg, Richmond and Suffolk, Virginia. The bank was chartered by the Federal Home Loan Bank Board in 1936 as a mutual federal savings and loan association under the name First Federal Savings and Loan Association of Petersburg. The bank converted from a mutual to a stock federal savings and loan association on March 1, 1982 and changed its name to First Federal Savings Bank. On March 24, 2008, the board of directors of Virginia BanCorp approved the conversion of First Federal Savings Bank into a state-chartered commercial bank under the name Virginia Commonwealth Bank. The conversion was effected on October 1, 2008. Upon the conversion of the bank to a state-chartered commercial bank, Virginia BanCorp became a bank holding company.

Virginia Commonwealth Bank serves businesses, professionals and consumers with a wide variety of financial services. Products include checking accounts, savings accounts, money market accounts, cash management accounts, certificates of deposit, individual retirement accounts, commercial and industrial loans, residential mortgages, commercial mortgages, home equity loans, consumer installment loans, investment accounts, insurance, credit cards, debit cards, online banking, telephone banking and mobile banking. A substantial amount of the bank’s deposits are interest bearing, and the majority of the bank’s loan portfolio is secured by real estate. Deposits of the bank are insured by the Deposit Insurance Fund of the FDIC.

As a Virginia-chartered bank holding company, Virginia BanCorp is subject to regulation by the Federal Reserve and the Virginia Bureau of Financial Institutions. The bank’s primary regulators are the Federal Reserve and the Virginia Bureau of Financial Institutions, as it is a state-chartered bank that is a member of the Federal Reserve System.

As of September 30, 2016, Virginia BanCorp had total consolidated assets of approximately $325.1 million, total loans of approximately $261.2 million, total consolidated deposits of approximately $254.7 million, and consolidated stockholders’ equity of approximately $35.7 million. The principal executive offices of Virginia BanCorp are located at 1965 Wakefield Street, Petersburg, Virginia 23805, and its telephone number is (804) 732-2350. Virginia BanCorp’s website can be accessed at www.vacommbank.com. Information contained on Virginia BanCorp’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus.

Financial Products and Services

Through the bank, Virginia BanCorp provides a wide variety of financial services to its customers in its market area. The primary products and services are summarized in the categories below.

With respect to lending products, the principal risk associated with each of the categories of loans in Virginia BanCorp’s portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased, depending on various factors. The risks associated with real estate mortgage loans, commercial loans and consumer loans vary based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies based on the supply and demand for the type of real estate under construction. In an effort to manage these risks, Virginia BanCorp has loan approval limits for individual loan officers based on their position and level of experience.

Virginia BanCorp has written policies and procedures to help manage credit risk. It uses a loan review process that includes a portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit problems and annual independent third-party portfolio reviews to establish loss exposure and to monitor compliance with policies. The loan approval process includes a management loan committee and the loan committee of the board of directors of the bank. The chief credit officer is responsible for reporting monthly to the bank’s board of directors on the activities of the management loan committee and on the status of various delinquent and nonperforming loans. The bank’s board of directors reviews lending policies and recommends guidelines for the appetite for specific types of loans as a percentage of the bank’s total risk-based capital.

Mortgage Loans on Real Estate. Single and multi-family residential loans involve lending to consumers through first and second lien mortgage loans, multi-family investment properties and home equity lines of credit secured by residential properties generally located within Virginia BanCorp’s market area. Because payments on these loans are highly dependent upon the borrower’s financial condition and real estate values, Virginia BanCorp analyzes credit scores, financial stability and general local and national economic conditions.

Construction and land development loans cover commercial and residential project development. These loans are underwritten based upon independent appraisals, analysis of absorption or lease rates, and the global financial analysis of the developers and/or property owners and include estimates of costs and value associated with the complete project. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. These loans are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, regulations of real property, general economic conditions and the availability of long-term financing.

Non-residential mortgage loans include owner-occupied properties, non-owner-occupied properties, as well as farmland and are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of an owner’s business or the successful operation of the property securing the loan or the business conducted on the property securing the loan. The properties securing Virginia BanCorp’s commercial real estate portfolio are diverse in terms of type and geographic location. Virginia BanCorp seeks to minimize these risks in a variety of ways, including pre-lease requirements, if applicable, limiting the size and loan-to-value and requiring minimum debt service coverage ratios on its commercial real estate loans.

Commercial Loans. The commercial lending activities of Virginia BanCorp include small business loans, asset based loans, and other secured and unsecured loans and lines of credit. Commercial business loans generally have a higher degree of risk than loans secured by real property, although they have higher yields. To manage these risks, Virginia BanCorp typically obtains appropriate collateral and personal guarantees from the borrower’s principal owners and monitors the financial condition of the related business. Commercial business loans are made on the basis of the borrower’s ability to make repayment from the related business cash flow and are secured by business assets, accounts receivable, equipment, inventory, and commercial real estate. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. While some short-term loans may be made on an unsecured basis, as a practice, Virginia BanCorp is primarily a secured lender. Virginia BanCorp has a loan review and monitoring process to regularly assess the repayment ability of commercial borrowers.

Consumer Loans. Virginia BanCorp offers various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, boat loans, deposit account loans, and installment and demand loans. Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are undersecured, such as loans secured by rapidly depreciable assets like automobiles. Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment as a result of the greater likelihood of damage, loss or depreciation. Due to the relatively small amounts involved, any remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

The underwriting standards Virginia BanCorp employs to mitigate the risk for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan. The stability of the applicant’s monthly income may be determined by verification of gross monthly income from primary employment and from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

Consumer Deposit Services. Consumer deposit products offered by Virginia BanCorp include checking accounts, NOW accounts, savings accounts, money market accounts, certificates of deposit, individual retirement accounts, online banking, mobile banking and electronic statements.

Commercial Banking Services. Virginia BanCorp offers a variety of services to commercial customers. These services include analysis checking, cash management deposit accounts, wire services, direct deposit payroll service, online banking, telephone banking, remote deposit and a full line of commercial lending options.

Market Area

Virginia BanCorp’s primary market is the Richmond, Virginia Metropolitan Statistical Area (“MSA”), which is a region consisting of 13 counties and several cities and towns in the Commonwealth of Virginia centered on Richmond. The Richmond MSA includes the counties of Chesterfield, Hanover, Henrico, Powhatan and Prince George, and the cities of Richmond and Petersburg. All of Virginia BanCorp’s banking offices are located in the Richmond MSA, other than its branch in Suffolk. The Richmond MSA is the third largest metropolitan area in Virginia and is one of the state’s top-growth markets, based on population and median household income. The city of Richmond serves as the capital of Virginia and the economic center of the Richmond MSA. The area reflects a generally high quality of life as exemplified by relatively low cost of living, minimal traffic congestion, a physically attractive topography, and a diverse economy that experiences neither the highs nor the lows of national business cycles.

Competition

The financial services industry is highly competitive. Virginia BanCorp competes for loans, deposits and financial services directly with other bank and nonbank institutions located within its markets, credit unions, internet-based banks, out-of-market banks and bank holding companies that advertise or otherwise serve its markets, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current customers and to obtain new loans and deposits, utilizing the scope and type of services offered, interest rates paid on deposits and charged on loans. Many of Virginia BanCorp’s competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. Virginia BanCorp believes that its competitive pricing, personalized service and community involvement enable it to effectively compete in the communities in which it operates.

Properties

Virginia BanCorp, through its subsidiaries, owns or leases buildings and office space that are used in the normal course of business. The headquarters of each of Virginia BanCorp and Virginia Commonwealth Bank are located at 1965 Wakefield Street, Petersburg, Virginia 23805, in a building owned by Virginia Commonwealth Bank.

Unless otherwise noted, the properties listed below are owned by Virginia BanCorp and its subsidiaries as of December 31, 2016:

•	1965 Wakefield Street, Petersburg, Virginia 23805

•	3209 Boulevard, Colonial Heights, Virginia 23834

•	4600 West Hundred Road, Chester, Virginia 23831

•	1703 North Main Street, Suffolk, Virginia 23434

•	900 N. Parham Road, Richmond, Virginia 23229

•	1118 Courthouse Road, Richmond, Virginia 23236

•	1955 S. Sycamore Street, Petersburg, Virginia 23805 (leased)

•	1421 W. City Point Road, Hopewell, Virginia 23860 (leased)

Employees

Virginia BanCorp had 56 full-time and two part-time employees as of September 30, 2016. None of its employees is represented by any collective bargaining unit and Virginia BanCorp believes that relations with its employees are good.

Legal Proceedings

In the ordinary course of its operations, Virginia BanCorp is a party to various legal proceedings. As of the date of this joint proxy statement/prospectus, Virginia BanCorp is not involved in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on Virginia BanCorp.

Board of Directors and Director Compensation

Certain Information on Directors of Virginia Bancorp

The Virginia BanCorp Board has determined that, except for C. Frank Scott, III, President and Chief Executive Officer of Virginia BanCorp and Virginia Commonwealth Bank, each director is independent within the NASDAQ definition of “independent director.”

There are no family relationships among any of the directors or among any directors and any executive officers of Virginia BanCorp or Virginia Commonwealth Bank. None of the directors serves as a director of any other publicly held company.

Director Compensation

The directors of Virginia BanCorp are not compensated for their service on the Virginia BanCorp Board, but receive compensation as directors of Virginia Commonwealth Bank. In 2016, the directors of the bank received a fee of $1,500 for each meeting attended, with the exception of the Chairman of the Board, who received a fee of $2,000 for each meeting attended. Non-employee directors received committee fees of $350 for each meeting of the Audit, Directors Loan/Asset Liability and Compensation/Succession Committees attended, except that Committee Chairmen for the Audit and Directors Loan/Asset Liability Committees received $500 for each committee meeting they chaired.

The following table presents compensation information on the directors of Virginia BanCorp for 2016. Such information consists of fees received for service on the Board of Directors of Virginia Commonwealth Bank.

2016 Director Compensation

Name	Fees Earned or Paid in Cash (1)	Option Awards	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Lawrence N. Ashworth	$20,800	—	—	—	$20,800
Robert E. Baxter	22,650	—	—	—	22,650
Pamela M. Comstock	20,900	—	—	—	20,900
C. Phillips Ferguson	21,600	—	—	—	21,600
James B. McNeer	21,250	—	—	—	21,250
C. Frank Scott, III (1)	—	—	—	—	—
R. F. Burke Steele, Jr.	21,600	—	—	—	21,600
Larry C. Tucker	32,950	—	—	—	32,950
James P. VanLandingham	24,650	—	—	—	24,650

(1)	Mr. Scott, the President and Chief Executive Officer of Virginia BanCorp and Virginia Commonwealth Bank, receives fees for his service as a director of the bank, which compensation is reflected in the Summary Compensation Table below.

Executive Compensation

The following table provides information on the total compensation paid to or earned by Virginia BanCorp’s executive officers for the years indicated below (the “named executive officers”). No other executive officers of Virginia BanCorp earned over $100,000 in total compensation in 2016. No officer receives compensation from Virginia BanCorp, and all compensation is paid through the bank.

Summary Compensation Table

	Year	Salary	Bonus	Non-Equity Incentive Plan Compensation (1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (2)(3)	Total
C. Frank Scott, III	2016	$219,680	—	$79,500	—	$39,552	$338,732
President and Chief Executive Officer	2015	215,373	—	57,236	—	38,601	311,210
C. Rodes Boyd, Jr.	2016	$171,458	—	$61,000	—	$18,571	$251,029
Executive Vice President and Chief Banking Officer	2015	168,096	—	43,042	—	16,225	227,363
James A. Wilson, Jr.	2016	$144,668	—	$61,000	—	$17,820	$223,488
Executive Vice President and Chief Financial Officer	2015	141,831	—	43,042	—	16,274	201,147

(1)	Consists of cash bonus payments made to the officer under Virginia BanCorp’s annual incentive bonus plan for 2016 and 2015 performance.
(2)	Consists of, for 2016: (i) for Mr. Scott, $19,500 in directors fees, $2,530 accrued on his behalf for life insurance and $17,522 contributed on his behalf to Virginia BanCorp’s employee stock ownership plan; (ii) for Mr. Boyd, $2,281 accrued on his behalf for life insurance and $16,290 contributed on his behalf to Virginia BanCorp’s employee stock ownership plan; and (iii) for Mr. Wilson, $3,406 accrued on his behalf for life insurance and $14,414 contributed on his behalf to Virginia BanCorp’s employee stock ownership plan.
(3)	Perquisites included the use of a bank-owned vehicle for Mr. Scott. Executive officers participate in Virginia BanCorp’s benefit plans on the same terms as other employees. The aggregate incremental cost to Virginia BanCorp for each of these perquisites was less than $10,000 and therefore not included in the table.

Philosophy and Objectives of Virginia BanCorp’s Compensation Program

The Virginia BanCorp Board believes that compensation of the company’s executive officers should reflect and support Virginia BanCorp’s strategic and financial performance objectives, the primary goal being the creation of long-term value for the shareholders of Virginia BanCorp, while protecting the interests of the depositors of Virginia Commonwealth Bank. The compensation of the named executive officers of Virginia BanCorp is designed to be competitive with the company’s peers and reflective of the level of responsibility and performance of the executive officer.

The Compensation/Succession Committee is tasked with reviewing and making recommendations regarding Virginia BanCorp’s executive compensation policies to ensure that they are competitive, performance-based and consistent with the company’s annual and long-term business objectives. The Compensation/Succession Committee specifically reviews and, subject to approval by the Virginia BanCorp Board, establishes the compensation of the President and Chief Executive Officer (“CEO”) of Virginia BanCorp based on reasonableness, competitiveness and relationship to performance. In determining the compensation to recommend for the CEO, the Compensation/Succession Committee reviews the overall financial performance of Virginia BanCorp relative to the performance of peer and comparable banks as well as the CEO’s performance against standards previously established by the committee. The Compensation/Succession Committee considers whether the CEO’s cash compensation bear a reasonable relationship to the compensation paid to the chief executive officers of comparable banks and is consistent with the desire of the committee to offer appropriate performance incentives. With respect to the other named executive officers of Virginia BanCorp, the CEO of the company specifically reviews and establishes the officers’ compensation, subject to approval by the Compensation/Succession Committee and the Virginia BanCorp Board.

During 2015 and 2016, no compensation consultants were engaged or used by the Compensation/Succession Committee, the full Board of Directors or management of Virginia BanCorp. Comparative salary information is generally used to determine compensation paid to executive officers of other bank holding companies and banks, such as the Virginia Bankers Association’s Salary Survey of Virginia Banks.

Elements of Compensation

The primary components of executive compensation for Virginia BanCorp are set forth below. Virginia BanCorp has no equity compensation plan.

Base Salary. Base salary provides competitive levels of compensation to executives, in accordance with their experience, duties and responsibilities. Base salaries are necessary to recruit and retain executives, and base salary adjustments are reflective of an individual’s performance or changed responsibilities.

Short-Term Incentive Compensation; Bonuses. Short-term incentive compensation is designed to align the interests of staff with the Virginia BanCorp’s shareholders by rewarding executive officers and other eligible employees based on the performance of the company. During 2015 and 2016, Virginia BanCorp paid cash bonuses to all eligible officers and employees. In general, Virginia BanCorp’s short-term incentive compensation program is based on the bank achieving or surpassing its budgeted pre-tax income from operations for the fiscal year.

401(k) Plan. Virginia Commonwealth Bank’s 401(k) Plan is available to all employees, including executive officers, who are at least 21 years of age and have been employed by the bank for at least one month. Under the plan, employees are able to elect the amount to contribute, not to exceed a maximum amount as determined by Internal Revenue Service regulation.

Employee Stock Ownership Plan. The Virginia Commonwealth Bank ESOP is a non-contributory plan supported by contributions made at the discretion of Virginia Commonwealth Bank’s Board of Directors. The VCB ESOP is a stock bonus plan qualified under Section 401(a) of the Internal Revenue Code and an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code. The VCB ESOP is eligible to each bank employee over the age of 21 who has been employed by the bank for at least one month. Virginia Commonwealth Bank makes semi-monthly safe harbor cash contributions totaling 3% of an eligible employee’s compensation to the employee’s VCB ESOP account. The VCB ESOP safe harbor contributions made by the bank are not subject to a vesting schedule. At the discretion of the Board of Directors on an annual basis, the bank also matches 100% of employee 401(k) plan contributions up to 4% of earned compensation and this match is deposited into the employee’s VCB ESOP account. Such matching contributions made by the company are subject to a vesting schedule whereby participants must be credited with at least 1,000 hours of service for the plan year.

Health and Welfare Benefits. The bank also offers health and welfare benefits to the executive officers and other full-time employees within the bank, including medical, dental and vision insurance, group term life insurance, disability insurance and health savings accounts.

Perquisites. Perquisites may be granted to executive officers and other employees, after proper consideration of the business need. Perquisites may include memberships in local clubs and the provision of a bank-owned automobile used by Virginia BanCorp’s President and Chief Executive Officer. All perquisites represent a very small portion of Virginia BanCorp’s compensation program.

Employment Agreements and Change in Control Arrangements

Virginia Commonwealth Bank has entered into employment agreements with each of the persons named below. The below description of the agreements is only a summary of such agreements and does not contain a description of all terms and conditions of the agreements. In the event the merger is completed, the employment agreements described below will be superseded by employment agreements entered into by the persons with Bay Banks. For a description of the employment agreements with Bay Banks, see “The Merger – Virginia BanCorp’s Directors and Officers Have Financial Interests in the Merger – Employment with Bay Banks Following the Merger” beginning on page 71.

C. Frank Scott, III. On November 1, 2012, Virginia Commonwealth Bank and Mr. Scott entered into an employment agreement setting forth the terms and conditions of his employment as President and Chief Executive Officer of the bank. The initial term of the employment agreement began on November 1, 2012 and expired on December 31, 2012. The agreement automatically renews for successive one-year terms on January 1 of each year, unless either party notifies the other of its intention not to renew prior to the renewal date. Neither party has provided notice of non-renewal to the other party. In the event of a “change in control” (as defined in the agreement) of the bank during the term of the employment agreement or any renewal thereof, the term of the employment agreement will automatically be extended to cover that period commencing on the closing date of such change in control and ending on the third anniversary thereof. The agreement provides for an annual base salary that may be adjusted by the bank’s board of directors, but not below $195,000, and the right to earn an annual cash bonus under the bank’s management incentive program. Mr. Scott is also entitled to participate in profit sharing, health and welfare plans and programs of the bank.

Pursuant to the employment agreement, Mr. Scott will be entitled to receive certain severance payments as discussed below, in the event of a termination of employment under certain circumstances. The bank may terminate his employment at any time for “cause” (as defined in the agreement) without incurring any additional obligations other than paying Mr. Scott his salary and benefits up to the date of his termination. If Mr. Scott terminates his employment for any reason, the bank is obligated to pay Mr. Scott his salary and benefits up to the date of termination. If the bank terminates Mr. Scott’s employment without cause prior to a change in control, the bank is required to pay him within 60 days after the termination date (except as otherwise provided in the agreement), a lump sum amount equal to six months of Mr. Scott’s then current annual salary, provided he has signed and not revoked a release in favor of the bank.

In the event that Mr. Scott’s termination of employment without cause occurs within 90 days prior to a change in control, the bank is required to pay Mr. Scott an additional lump sum amount equal to the product of 2.5 times his annual salary in effect on the termination notice date on the later of (i) a date within 60 days after the date of termination or (ii) on the closing date of the change in control, provided he has signed and not revoked a release in favor of the bank. If Mr. Scott’s employment is terminated without cause on or within two years after a change in control, he is entitled to (i) a lump sum payment equal to six months of his then current annual salary and (ii) a lump sum payment equal to 2.5 times his then current annual salary, within 60 days after the date of termination, provided he has signed and not revoked a release in favor of the bank. Mr. Scott’s severance payments may be delayed under certain circumstances to comply with Section 409A of the Code. If any payment would be subject to the excise tax imposed by Section 4999 of the Code or to any similar tax imposed by state or local law, or any interest or penalties with respect to such tax (collectively, the “Excise Tax”), then the payments must be reduced to the largest amount that will result in no portion of any such payment being subject to the Excise Tax. In that case, the total payments that would cause the Excise Tax to apply will be adjusted by first reducing the amount of any cash payments and then by reducing the amount of any noncash benefits.

Mr. Scott is not subject to non-competition and non-solicitation restrictions following the termination of his employment.

C. Rodes Boyd, Jr. On November 1, 2012, Virginia Commonwealth Bank and Mr. Boyd entered into an employment agreement setting forth the terms and conditions of his employment as Executive Vice President and Chief Banking Officer of the bank. The term of the employment agreement began on November 1, 2012 and continues until Mr. Boyd’s employment is terminated under the conditions set forth in the agreement. The agreement provides for an annual base salary that may be adjusted by the bank but not below $160,000, and the right to earn an annual cash bonus under the bank’s management incentive program. Mr. Boyd is also entitled to participate in profit sharing, health and welfare plans and programs of the bank.

Pursuant to the employment agreement, Mr. Boyd will be entitled to receive certain severance payments as discussed below, in the event of a termination of employment under certain circumstances. The bank may terminate his employment at any time for “cause” (as defined in the agreement) without incurring any additional obligations other than paying Mr. Boyd his salary and benefits up to the date of his termination. If Mr. Boyd terminates his employment for any reason, the bank is obligated to pay Mr. Boyd his salary and benefits up to the date of termination. If the bank terminates Mr. Boyd’s employment without cause prior to a “change in control” (as defined in the agreement), the bank will pay Mr. Boyd his then current annual salary for a period of six months after the termination date, provided he has signed and not revoked a release in favor of the bank.

In the event that Mr. Boyd’s termination of employment without cause occurs within 90 days prior to a change in control, the bank is required to pay Mr. Boyd an additional lump sum amount equal to 50.0% of his annual salary in effect on the termination notice date on the later of (i) eight days after signing a release in favor of the bank, provided such release has not been revoked by him, or (ii) on the closing date of the change in control. If Mr. Boyd’s employment is terminated without cause on or within two years after a change in control, he is entitled to a lump sum payment equal to 1.0 times his then current annual salary, within eight days after the date of termination, provided he has signed and not revoked a release in favor of the bank. Mr. Boyd’s severance payments may be delayed under certain circumstances to comply with Section 409A of the Code.

Mr. Boyd is not subject to non-competition and non-solicitation restrictions following the termination of his employment.

James A. Wilson, Jr. On November 1, 2012, Virginia Commonwealth Bank and Mr. Wilson entered into an employment agreement setting forth the terms and conditions of his employment as Senior Vice President of the bank. The term of the employment agreement began on November 1, 2012 and continues until Mr. Wilson’s employment is terminated under the conditions set forth in the agreement. The agreement provides for an annual base salary that may be adjusted by the bank but not below $125,000, and the right to earn an annual cash bonus under the bank’s management incentive program. Mr. Wilson is also entitled to participate in profit sharing, health and welfare plans and programs of the bank.

Pursuant to the employment agreement, Mr. Wilson will be entitled to receive certain severance payments as discussed below, in the event of a termination of employment under certain circumstances. The bank may terminate his employment at any time for “cause” (as defined in the agreement) without incurring any additional obligations other than paying Mr. Wilson his salary and benefits up to the date of his termination. If Mr. Wilson terminates his employment for any reason, the bank is obligated to pay Mr. Wilson his salary and benefits up to the date of termination. If the bank terminates Mr. Wilson’s employment without cause prior to a “change in control” (as defined in the agreement), the bank will pay Mr. Wilson his then current annual salary for a period of six months after the termination date, provided he has signed and not revoked a release in favor of the bank.

In the event that Mr. Wilson’s termination of employment without cause occurs within 90 days prior to a change in control, the bank is required to pay Mr. Wilson an additional lump sum amount equal to 50.0% of his annual salary in effect on the termination notice date on the later of (i) eight days after signing a release in favor of the bank, provided such release has not been revoked by him, or (ii) on the closing date of the change in control. If Mr. Wilson’s employment is terminated without cause on or within two years after a change in control, he is entitled to a lump sum payment equal to 1.0 times his then current annual salary, within eight days after the date of termination, provided he has signed and not revoked a release in favor of the bank. Mr. Wilson’s severance payments may be delayed under certain circumstances to comply with Section 409A of the Code.

Mr. Wilson is not subject to non-competition and non-solicitation restrictions following the termination of his employment.

Related Party Transactions

Virginia BanCorp and its subsidiary bank, Virginia Commonwealth Bank, have banking and other business transactions in the ordinary course of business with directors and officers of Virginia BanCorp and the bank, including members of their families, corporations, partnerships or other organizations in which such directors and officers have a controlling interest. These transactions take place on substantially the same terms as those prevailing at the same time for comparable transactions with unrelated parties. From time to time, the bank makes loans to the directors and officers of Virginia BanCorp and the bank. None of these loans are currently nonaccrual, past due, restructured or potential problem loans. All such loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Virginia BanCorp or the bank, and did not involve more than the normal risk of collectability or present other unfavorable features.

Virginia BanCorp and the bank have employed certain employees who are related to Virginia BanCorp’s executive officers and/or directors. These individuals are compensated consistent with the policies of the bank that apply to all employees.

Virginia Commonwealth Bank has adopted a formal policy pursuant to Regulation O issued by the Federal Reserve that covers the review and approval of related person loan transactions by the bank’s board. The bank’s board reviews all proposed related party transactions for approval. During such a review, the board will consider, among other things, the related person’s relationship to the company, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person’s relationship to the transaction and any other material information.

VIRGINIA BANCORP’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion is intended to assist you in understanding the financial condition and results of operations of Virginia BanCorp as of and for the years in the three year period ended December 31, 2015 and as of and for the nine months ended September 30, 2016 and 2015. The information contained in this section should be read in conjunction with the financial statements and the accompanying notes contained elsewhere in this joint proxy statement/prospectus.

Comparison of Financial Condition at September 30, 2016 and December 31, 2015

Total assets at September 30, 2016 were $325.1 million, a decline of $632 thousand or 0.2%, from $325.8 million at December 31, 2015. The decrease in assets was primarily driven by a tactical reduction in investment securities accompanied by growth in Virginia BanCorp’s depositor base which provided cash liquidity to fund loan growth as well as reduce the level of outstanding Federal Home Loan Bank of Atlanta borrowings. Investment securities totaled $24.0 million as of September 30, 2016, a decline of $24.1 million, or 50.1% compared to $48.0 million at December 31, 2015. The decline in investment securities was partially offset by growth in the lending portfolio. Total loans at September 30, 2016 were $261.2 million, an increase of $13.9 million, or 5.7%, from $247.3 million at December 31, 2015.

The allowance for loan losses decreased by $139 thousand during the first nine months of 2016 to $3.1 million, or 1.18% of total loans as of September 30, 2016, compared to $3.2 million, or 1.30% of total loans as of December 31, 2015, reflective of the growth and ongoing strong credit quality of Virginia BanCorp’s loan portfolios.

At September 30, 2016, total liabilities were $289.4 million, a decrease of $2.5 million, or 0.8% compared to $291.9 million at December 31, 2015. The decrease in liabilities was concentrated in borrowings from the FHLB, which decreased by $20.0 million to $33.0 million as of September 30, 2016. This decrease was partially offset by an overall increase in deposits. Total deposits at September 30, 2016 were $254.7 million, an increase of $16.9 million, or 7.1% compared to $237.8 million at December 31, 2015.

Total shareholders’ equity increased by $1.8 million to $35.7 million at September 30, 2016 compared to $33.9 million at December 31, 2015. The increase in shareholders’ equity was due primarily to a reduction of $497 thousand from unrealized losses in Virginia Commonwealth Bank’s available-for-sale investment securities portfolio, and an increase in retained earnings of $1.2 million, primarily driven by current year earnings.

Comparison of Financial Condition at December 31, 2015 and December 31, 2014

Total assets increased by $43.6 million in 2015, or 15.5%, from $282.2 million at December 31, 2014 to $325.8 million at December 31, 2015. The increase in total assets is primarily attributed to an increase in the loan portfolio of 35.0% during 2015, from $183.3 million at December 31, 2014 to $247.3 million at December 31, 2015. Virginia Commonwealth Bank’s loan portfolio represents its largest asset class and contributor to interest income. Virginia Commonwealth Bank’s investment securities portfolio represents its second largest asset class and contributor to interest income and is generally maintained as a source of liquidity. In 2015, the available for sale investment portfolio decreased by $25.1 million or 34.3%, from $73.1 million at December 31, 2014, to $48.0 million at December 31, 2015.

The allowance for loan losses decreased by $572 thousand during 2015 to $3.2 million, or 1.30% of total loans as of December 31, 2015, compared to $3.8 million, or 2.06% of total loans as of December 31, 2014. The decrease in loan loss reserves as a percent of total loans between year-end 2014 and 2015 was due to the strong credit quality of Virginia BanCorp’s loan portfolios resulting in a net recovery of loan loss provision expense in both periods.

At December 31, 2015, total liabilities were $291.9 million, an increase of $41.8 million, or 16.7% compared to $250.0 million at December 31, 2014. The increase in liabilities was concentrated in FHLB borrowings, which increased $23.0 million to $53.0 million at December 31, 2015, and deposits, which increased $18.9 million to $237.8 million as of December 31, 2015.

Shareholders’ equity increased by $1.8 million in 2015, or 5.5%, from $32.1 million at December 31, 2014 to $33.9 million at December 31, 2015, primarily due to an increase in retained earnings of $1.9 million, and a $316 thousand reduction in unrealized losses in Virginia Commonwealth Bank’s available-for-sale investment securities portfolio.

Comparison of Results of Operation for the Nine Months Ended September 30, 2016 and 2015

For the nine months ended September 30, 2016, Virginia Commonwealth Bank reported net income of $1.5 million, equal to basic and diluted income per common share of $0.40. For the nine months ended September 30, 2015, net income was $1.0 million and both basic and diluted earnings per share were $0.27.

Net Interest Income. Net interest income is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities and is Virginia Commonwealth Bank’s primary revenue source. Net interest income is thereby affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings. Virginia Commonwealth Bank’s principal interest earning assets are loans to individuals, businesses, and real estate investors, as well as its investment securities portfolio. Interest-bearing liabilities consist primarily of negotiable order of withdrawal (“NOW”) and savings accounts, money market accounts, certificates of deposit, and FHLB advances. Generally, changes in net interest income are measured by the net interest rate spread and the net interest margin. The net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. The net interest margin represents the difference between interest income and interest expense calculated as a percentage of average earning assets.

The following table shows the average balance sheets for the first nine months of 2016 compared to the first nine months of 2015. Also shown are the amounts of interest earned on interest-earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates.

	Nine Months Ended			Nine Months Ended
	September 30, 2016			September 30, 2015
(Dollars in thousands)	Average Balance	Interest Income- Expense	Average Yields / Rates (1)	Average Balance	Interest Income- Expense	Average Yields / Rates (1)
Assets
Securities available for sale (2)	$28,291	$369	1.74%	$58,023	$746	1.72%
Restricted securities	2,307	89	5.14%	1,625	59	4.85%

Total securities	30,598	458	1.99%	59,648	805	1.80%
Interest-bearing deposits in other banks and federal funds sold	14,360	48	0.45%	14,829	24	0.22%
Loans (3)	263,543	8,669	4.38%	205,536	7,166	4.66%

Total interest-earning assets	308,501	9,175	3.96%	280,013	7,995	3.82%
Less allowance for loan losses	(3,203)			(3,895)
Total non-interest earning assets	20,319			14,938

Total assets	$325,617			$291,056

Liabilities & Shareholders’ equity
Interest-bearing deposits
NOW accounts	$44,764	$47	0.14%	$42,856	$42	0.13%
Savings accounts	20,341	23	0.15%	18,599	20	0.14%
Money market accounts	49,104	113	0.31%	46,986	77	0.22%
Time deposits	114,455	952	1.11%	107,092	871	1.09%

Total interest-bearing deposits	228,664	1,135	0.66%	215,533	1,010	0.63%
FHLB advances	42,606	133	0.42%	26,912	42	0.21%

Total interest-bearing liabilities	271,270	1,268	0.62%	242,445	1,052	0.58%
Demand deposits and other liabilities	19,593			15,699

Total liabilities	290,863			258,144
Shareholders’ equity	34,754			32,912

Total liabilities and shareholders’ equity	$325,617			$291,056

Interest rate spread			3.34%			3.24%
Net interest income and margin		$7,907	3.41%		$6,943	3.32%

(1)	Annualized.
(2)	Computed on a fully taxable equivalent basis.
(3)	Nonaccrual loans have been included in the computations of average loan balances.

The increase in average interest-earning assets was primarily driven by an increase in average loans and resulted in increased interest income during the first nine months of 2016. Total interest income, on an annualized basis, increased by $1.2 million, or 14.8%, for the nine month period ended September 30, 2016 as compared to the same period in 2015.

Interest expense increased by $216 thousand, or 20.5% to $1.3 million for the nine months ended September 30, 2016 as compared to $1.1 million during the first nine months of 2015. Average interest bearing-liabilities increased by 11.9% for the nine month period ended September 30, 2016, as compared to the same period in 2015, and the average cost of funds increased to 0.62% during the first nine months of 2016, compared to 0.58% during the first nine months of 2015.

Net interest income for the nine month period ended September 30, 2016 was $7.9 million as compared to $6.9 million for the same period in 2015, an increase of 13.9%. The increase in net interest income during the period is primarily attributed to an increase of $58.0 million in average loans outstanding from the period ended September 30, 2016 compared to the same period in 2015.

Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following rate-volume variance analysis shows the year-to-date changes in the components of net interest income as of September 30, 2016 compared to September 30, 2015.

	Nine Months Ended September 30,
	2016 vs. 2015
	Increase/ (Decrease) Due to		Total Increase/ (Decrease)
(Dollars in thousands)	Volume	Rate
Interest Income
Securities	$(392)	$45	$(347)
Loans	2,022	(519)	1,503
Interest bearing deposits in other banks and federal funds sold	(1)	25	24

Total interest income	$1,629	$(449)	$1,180

Interest Expense
Interest-bearing deposits:
NOW accounts	$2	$3	$5
Savings accounts	2	1	3
Money market accounts	3	33	36
Time deposits	60	21	81

Total interest-bearing deposits	$67	$58	$125
FHLB advances	24	67	91

Total interest expense	91	125	216

Change in Net Interest Income	$1,538	$(574)	$964

Provision for Loan Losses. The provision for loan losses was $375 thousand during the nine month period ended September 30, 2016 as compared to $180 thousand during the nine months ended September 30, 2015. Net charge-offs for such periods amounted to $514 thousand in net charge-offs during the period ended September 30, 2016 and $185 thousand in net recoveries for the period ended September 30, 2015. The increase in the provision for loan losses during the first nine months of 2016 compared to the like period in 2015 was due to overall loan portfolio growth as well as changes in portfolio mix.

Non-Interest Income. Virginia Commonwealth Bank’s non-interest income sources include deposit service charges and other fees, gains/losses on sales of assets and securities, and income from bank-owned life insurance. Non-interest income totaled $516 thousand for the nine months ended September 30, 2016, compared to $472 thousand for the like period in 2015. The increase in non-interest income was due to an increase of $128 thousand in bank-owned life insurance income, partially offset by a decline of $19 thousand in service charges and other fees income and a decline of $61 thousand in gains on sales of securities.

Non-Interest Expense. Non-interest expense totaled $5.8 million for the nine month period ended September 30, 2016 as compared to $5.7 million for the same period in 2015, a 2.8% increase. This was primarily due to an increase in other expenses of $332 thousand, or 36.0%, and an increase of $112 thousand, or 30.9% in depreciation and maintenance expense. These increases were driven by consulting fees and additional investments in information technology. The increases in other expenses were partially offset by declines in computer services expense of $166 thousand, or 23.9% during 2016 compared to the same period of 2015.

Following is a summary of Virginia Commonwealth Bank’s non-interest expense during the first nine months of 2016, compared to the first nine months of 2015:

	Nine months ended September 30,
(Dollars in thousands)	2016	2015	$ Change	% Change
Compensation and employee benefits	$3,138	$3,157	$(19)	-0.6%
Net occupancy	181	203	(22)	-10.8%
Federal insurance premiums	158	153	5	3.3%
Computer service	529	695	(166)	-23.9%
Depreciation and maintenance	475	363	112	30.9%
Gains on sale of other real estate owned, net	(88)	(42)	(46)	109.5%
Other real estate owned expenses	7	24	(17)	-70.8%
Legal and professional fees	183	205	(22)	-10.7%
Other operating expenses	1,255	923	332	36.0%

Total non-interest expenses	$5,838	$5,681	$157	2.8%

Income Tax Expense. During the nine months ended September 30, 2016, Virginia Commonwealth Bank recognized a provision for income taxes of $685 thousand, for an effective tax rate of 31.0%, as compared to a provision of $500 thousand, for an effective tax rate of 32.4% for the period ended September 30, 2015. The decrease in the effective tax rate was caused by tax benefits associated with increased holdings of bank-owned life insurance.

Comparison of Results of Operations for the Years Ended December 31, 2015 and 2014

For the year ended December 31, 2015, Virginia Commonwealth Bank reported net income of $2.1 million, compared to $5.1 million reported during 2014. Basic and diluted earnings per share were $0.54 in 2015 compared to $1.32 in 2014.

Net Interest Income. Net interest income is the excess of interest earned on loans and investments over the interest paid on deposits and borrowings, and is Virginia Commonwealth Bank’s primary revenue source. Net interest income is thereby affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings.

Net interest income was $9.5 million for the year ended December 31, 2015, compared to $8.8 million for the year ended December 31, 2014. Net interest margin was 3.34% for the year ended December 31, 2015 compared to 3.51% at December 31, 2014. The increase in net interest income in 2015 was primarily due to a result of continued growth in the loan portfolio.

The following table shows the average balance sheets for each of the years ended December 31, 2015, 2014 and 2013. In addition, the amounts of interest earned on interest-earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates, are shown.

	2015			2014			2013
(Dollars in thousands)	Average Balance	Interest Income- Expense	Average Yields / Rates	Average Balance	Interest Income- Expense	Average Yields / Rates	Average Balance	Interest Income- Expense	Average Yields / Rates
Assets
Securities available for sale (1)	$55,243	$974	1.76%	$82,334	$1,424	1.73%	$115,884	$1,576	1.36%
Restricted securities	2,387	83	3.48%	1,017	35	3.44%	545	18	3.30%

Total securities	57,630	1,057	1.83%	83,351	1,459	1.75%	116,429	1,594	1.37%
Interest-bearing deposits in other banks and federal funds sold	13,669	30	0.22%	11,145	23	0.21%	10,956	23	0.21%
Loans (2)	212,806	9,851	4.63%	157,407	8,439	5.36%	128,859	7,886	6.12%

Total interest earning assets	284,105	$10,938	3.85%	251,903	$9,921	3.94%	$256,244	$9,503	3.71%

Less allowance for loan losses	(3,914)			(4,161)			(4,645)
Total non-interest earning assets	16,454			6,194			8,781

Total assets	$296,645			$253,936			260,380

Liabilities & Shareholders’ equity
Interest-bearing deposits
NOW accounts	$43,134	$58	0.13%	$41,531	$39	0.09%	$43,927	$51	0.12%
Savings accounts	18,885	27	0.14%	18,830	19	0.10%	19,796	19	0.10%
Money market accounts	47,269	105	0.22%	49,911	92	0.18%	52,869	99	0.19%
Time deposits	107,473	1,182	1.10%	90,453	891	0.99%	101,983	1,235	1.21%

Total interest-bearing deposits	216,761	1,372	0.63%	200,725	1,041	0.52%	218,575	1,404	0.64%
Federal Home Loan Bank advances	30,321	65	0.21%	12,526	27	0.22%	6	—	—

Total interest-bearing liabilities	247,082	1,437	0.58%	213,251	1,068	0.50%	218,581	1,404	0.64%

Demand deposits and other liabilities	16,435			14,255			14,609
Total liabilities	263,517			227,506			233,190

Shareholders’ equity	33,128			26,430			27,190

Total liabilities and shareholders’ equity	$296,645			$253,936			$260,380

Interest rate spread			3.27%			3.44%			3.07%
Net interest income and margin		$9,501	3.34%		$8,853	3.51%		$8,099	3.16%

(1)	Computed on a fully taxable equivalent basis.
(2)	Nonaccrual loans have been included in the computations of average loan balances.

Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following rate-volume variance analysis shows the year-to-year changes in the components of net interest income.

	2015 compared to 2014			2014 compared to 2013
	Increase/(Decrease) Due to		Total Increase/ (Decrease)	Increase/(Decrease) Due to		Total Increase/ (Decrease)
(Dollars in thousands)	Volume	Rate		Volume	Rate
Interest Income
Securities	$(450)	$48	$(402)	$(453)	$318	$(135)
Loans	2,970	(1,558)	1,412	1,747	(1,194)	553
Interest bearing deposits in other banks and federal funds sold	5	2	7	—	—	—

Total interest income	$2,525	$(1,508)	$1,017	$1,294	$(876)	$418

Interest Expense
Interest-bearing deposits:
NOW accounts	$2	$17	$19	$(3)	$(9)	$(12)
Savings accounts	—	8	8	(1)	1	—
Money market accounts	(5)	18	13	(6)	(1)	(7)
Time deposits	168	123	291	(140)	(204)	(344)

Total interest-bearing deposits	165	166	331	(150)	(213)	(363)
FHLB advances	38	—	38	—	27	27

Total interest expense	203	166	369	(150)	(186)	(336)

Change in Net Interest Income	$2,322	$(1,674)	$648	$1,444	$(690)	$754

Provision for (recovery of) loan losses. Virginia Commonwealth Bank recorded a recovery of loan losses for the year ended December 31, 2015 of $800,000. Virginia Commonwealth Bank also recorded a recovery of loan losses of $530,000 for the year ended December 31, 2014. Net recoveries to the allowance in 2015 were $228 thousand compared to net charge-offs of $53 thousand in 2014. The increase in the recovery of provision during 2015 was driven primarily by Virginia Commonwealth Bank’s net recovery position for year-end charge-offs from both a collection and collateral valuation standpoint as well as other improvements in Virginia Commonwealth Bank’s general asset quality metrics and lending environment. Virginia Commonwealth Bank analyzes the adequacy of its allowance for loan losses quarterly and has a policy to maintain sufficient reserves to absorb potential loan losses.

Non-Interest Income. Virginia Commonwealth Bank’s non-interest income sources include deposit service charges and other fees, gains/losses on sales of assets and securities, and income from bank-owned life insurance. Total non-interest income increased $61 thousand, or 11.2%, from $547 thousand in 2014, to $608 thousand in 2015. This was primarily driven by income from bank-owned life insurance of $111 thousand during 2015. No such income was recognized during 2014. This was partially offset by a decline of $38 thousand in service charges and other fees income and a decline of $39 thousand in gains on sales of securities.

Non-Interest Expense. Non-interest expense declined 2.3%, from $7.9 million in 2014 to $7.8 million in 2015. The decrease in non-interest expense is primarily attributed to gains on sales of other real estate owned of $96 thousand during 2015, compared to a loss of $162 thousand on sales of other real estate owned in 2014.

Following is a summary of Virginia Commonwealth Bank’s non-interest expense at December 31, 2015 compared to December 31, 2014:

Dollars in thousands	2015	2014	$ Change	% Change
Compensation and employee benefits	$4,329	$4,266	$63	1.5%
Net occupancy	268	256	12	4.7%
Federal insurance premiums	205	205	—	0.0%
Computer service	934	908	26	2.9%
Depreciation and maintenance	490	519	(29)	(5.6)%
Gains on sale of other real estate owned, net	(96)	162	(258)	(159.3)%
Other real estate owned expenses	39	42	(3)	(7.1)%
Legal and professional fees	232	257	(25)	(9.7)%
Other operating expenses	1,359	1,327	32	2.4%

Total non-interest expenses	$7,760	$7,942	$(182)	(2.3)%

Income Taxes. Virginia Commonwealth Bank recorded income tax expense of $1.0 million for the year ended December 31, 2015, for an effective tax rate of 32.8%, compared to an income tax benefit of $3.2 million for the year ended December 31, 2014. The 2014 tax benefit is primarily the result of the reversal of the deferred tax asset valuation allowance as of December 31, 2014. Management assesses the reliability of the deferred tax asset on an annual basis, considering both positive and negative evidence in determining whether it is more likely than not that some portion or the entire gross deferred tax asset would not be realized. Management conducted such an analysis and determined that a valuation allowance on the net deferred tax asset was no longer warranted as of December 31, 2014.

Analysis of Financial Condition

Loan Portfolio. Virginia BanCorp makes loans to individuals as well as to commercial entities. Specific loan terms vary as to interest rate, repayment and collateral requirements based on the type of loan requested and the creditworthiness of the prospective borrower. Credit risk tends to be geographically concentrated in that a majority of the loan customers are located in the markets serviced by Virginia BanCorp. All loans are underwritten within specific lending policy guidelines that are designed to maximize Virginia BanCorp profitability within an acceptable level of business risk.

The following table sets forth the distribution of Virginia Commonwealth Bank’s loan portfolio at the dates indicated by category of loan and the percentage of loans in each category to total loans.

	September 30, 2016		December 31,
(Dollars in thousands)			2015		2014
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Single and multi-family mortgages	$73,204	28%	$76,565	31%	$73,632	40%
Construction and land development	10,422	4%	13,021	5%	15,312	8%
Non-residential mortgages	109,521	42%	95,294	39%	66,841	37%
Commercial	30,508	12%	21,975	9%	7,198	4%
Consumer	35,488	14%	38,207	16%	19,234	11%

	259,143	100%	245,062	100%	182,217	100%
Loans in process	96		316		312
Less: Allowance for loan losses	(3,069)		(3,208)		(3,780)
Deferred loan costs and (fees), net	1,946		1,940		778

Net loans	$258,116		$244,110		$179,527

	December 31,
(Dollars in thousands)	2013		2012		2011
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Single and multi-family mortgages	$60,475	44%	$66,784	52%	$72,367	45%
Construction and land development	14,646	11%	11,608	9%	15,040	9%
Non-residential mortgages	49,911	36%	41,738	33%	66,910	41%
Commercial	5,328	4%	2,496	2%	3,914	2%
Consumer	7,005	5%	5,495	4%	4,053	3%

	137,365	100%	128,121	100%	162,284	100%
Loans in process	315		283		188
Less: Allowance for loan losses	(4,363)		(5,114)		(5,955)
Deferred loan costs and (fees), net	(296)		(129)		(12)

Net loans	$133,021		$123,161		$156,505

Asset Quality—Provision and Allowance for Loan Losses. Virginia Commonwealth Bank makes provisions for loan losses in amounts deemed necessary to maintain the allowance for loan losses at an appropriate level. The provision for loan losses is determined based upon management’s estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in Virginia Commonwealth Bank’s loan portfolio. Virginia Commonwealth Bank’s provision for loan losses during the first nine months of 2016 and 2015 was $375 thousand and $180 thousand, respectively. Virginia Commonwealth Bank recorded recovery of provision for loan losses for the years ended December 31, 2015 and 2014 of $800 thousand and $530 thousand, respectively. The increase in the provision for loan losses during the first nine months of 2016 as compared to the same period in 2015 was due to overall loan portfolio growth as well as changes in portfolio mix. The increase in the recovery of provision during 2015 as compared to 2014 was driven primarily by Virginia Commonwealth Bank’s net recovery position in relation to loan charge-offs from a collection as well as collateral valuation standpoint. Impaired loans as of September 30, 2016 totaled $5.3 million, compared to $7.7 million as of December 31, 2015 and $9.1 million as of December 31, 2014. Loan loss reserves allocated to impaired loans as of September 30, 2016 totaled $137 thousand, compared to $204 thousand as of December 31, 2015 and $220 thousand as of December 31, 2014. At September 30, 2016, the allowance for loan losses was $3.1 million or 1.18% of total loans. At December 31, 2015, the allowance for loan losses was $3.2 million or 1.30% of total loans, compared to $3.8 million or 2.06 % at December 31, 2014.

Virginia Commonwealth Bank prepares a quarterly analysis of the allowance for loan losses, with the objective of quantifying portfolio risk into a dollar amount of inherent losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged against income and decreased by loans charged-off (net of recoveries, if any). Management’s periodic evaluation of the adequacy of the allowance is based on Virginia BanCorp’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary, if economic or other conditions differ substantially from the assumptions used. The allowance consists of specific and general components. The specific component relates to loans that are identified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows or the net realizable value, which is equal to the estimated fair value less estimated costs to sell, of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and those loans classified that are not impaired and is based on historical loss experience adjusted for other internal or external influences on credit quality that are not fully reflected in the historical data.

Virginia Commonwealth Bank follows applicable guidance within the Financial Accounting Standards Board Accounting Standards Codification. This guidance requires that losses be accrued when they are probable of occurring and can be estimated. It also requires that impaired loans, within its scope, be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans are evaluated for non-accrual status when principal or interest is delinquent for 90 days or more and are placed on non-accrual status when a loan is specifically determined to be impaired. Any unpaid interest previously accrued on those loans is reversed from income. Any interest payments subsequently received are recognized as income or amortized over the life of the refinanced loan depending on the specific circumstances. Interest payments received on loans, where management believes a potential for loss remains, are applied as a reduction of the loan principal balance.

Management believes that the allowance for loan losses is adequate. There can be no assurance, however, that adjustments to the provision for loan losses will not be required in the future. Changes in the economic assumptions underlying management’s estimates and judgments; adverse developments in the economy, on a national basis or in Virginia Commonwealth Bank’s market area; or changes in the circumstances of particular borrowers are criteria that could change and make adjustments to the provision for loan losses necessary.

The following table presents a summary of the provision and allowance for loan losses for the periods indicated:

	Nine Months Ended September 30, 2016	Year Ended December 31,
(Dollars in thousands)		2015	2014	2013	2012	2011
Allowance, beginning of period	$3,208	$3,780	$4,363	$5,114	$5,955	$11,416

Charge-Offs
Single & multi-family	$343	$353	$336	$678	$1,174	$609
Construction & land development	—	83	19	355	31	5,641
Non-residential mortgage	74	—	249	33	263	3,519
Commercial	—	—	—	—	153	171
Consumer	181	134	89	102	61	—

Total charge-offs	598	570	693	1,168	1,682	9,940

Recoveries
Single & multi-family	(8)	(293)	(135)	(170)	(22)	(4)
Construction & land development	—	(461)	(461)	(149)	(378)	(364)
Non-residential mortgage	(49)	—	(31)	(37)	(134)	(33)
Commercial	—	—	—	—	—	(27)
Consumer	(27)	(44)	(13)	(36)	(32)	(1)

Total recoveries	(84)	(798)	(640)	(392)	(566)	(429)

Net charge-offs (recoveries)	514	(228)	53	776	1,116	9,511

Provision for (recovery of) loan losses	375	(800)	(530)	25	275	4,050

Allowance, end of period	$3,069	$3,208	$3,780	$4,363	$5,114	$5,955

Ratio of net charges-offs to average total loans outstanding during period	0.20%	-0.11%	0.03%	0.60%	0.78%	5.28%

The allowance for loan losses includes specific and additional allowances for impaired loans and a general allowance applicable to all loan categories; however, management has allocated the allowance by loan type to provide an indication of the relative risk characteristics of the loan portfolio. The allocation is an estimate and should not be interpreted as an indication that charge-offs will occur in these amounts, or that the allocation indicates future trends, and does not restrict the usage of the allowance for any specific loan or category. The allocation of the allowance at the end of the period indicated, and as a percent of the applicable loan segment, is as follows:

	September 30,		December 31,
(Dollars in thousands)	2016	% of Loans	2015	% of Loans	2014	% of Loans	2013	% of Loans	2012	% of Loans	2011	% of Loans
Single & multi-family	$796	0.31%	$1,051	0.43%	$1,484	0.83%	$1,836	1.34%	$1,722	1.34%	$2,348	1.45%
Construction & land development	24	0.01%	29	0.01%	148	0.08%	709	0.52%	1,512	1.18%	1,428	0.88%
Non-residential mortgage	1,149	0.45%	1,192	0.49%	1,158	0.06%	1,376	1.00%	1,582	1.23%	1,748	1.08%
Commercial	253	0.10%	190	0.08%	202	0.11%	196	0.14%	73	0.06%	230	0.14%
Consumer	847	0.33%	746	0.31%	788	0.44%	246	0.18%	225	0.18%	201	0.12%

	$3,069	1.18%	$3,208	1.30%	$3,780	2.06%	$4,363	3.18%	$5,114	3.99%	$5,955	3.67%

Non-performing Assets. Non-performing assets consist of non-accrual loans; loans past due 90 days and still accruing interest, and other real estate owned (foreclosed properties). The level of non-performing assets decreased by $679 thousand during the first nine months of 2016 to $5.0 million as of September 30, 2016, compared to $5.8 million at December 31, 2015 and $5.6 million at December 31, 2014. Virginia Commonwealth Bank has established specific loan loss reserves on impaired loans equal to the estimated collateral deficiency (if any), plus the cost of sale of the underlying collateral, as applicable. As of September 30, 2016, and December 31, 2015, Virginia Commonwealth Bank had no loans 90 days or more past due that were still accruing interest. As of December 31, 2014, Virginia Commonwealth Bank had $34 thousand in loans past due 90 days or more that were still accruing interest.

Loans are placed in non-accrual status when in the opinion of management the collection of additional interest is unlikely or a specific loan meets the criteria for non-accrual status established by regulatory authorities. No interest is taken into income on non-accrual loans. A loan remains on non-accrual status until the loan is current as to both principal and interest or the borrower demonstrates the ability to pay and remain current, or both.

Foreclosed real properties include properties that have been substantively repossessed or acquired in complete or partial satisfaction of debt. Such properties, which are held for resale, are carried at fair value, including a reduction for the estimated selling expenses. Virginia Commonwealth Bank held foreclosed property totaling $3.4 million at September 30, 2016, $3.2 million at December 31, 2015, and $2.0 million at December 31, 2014.

The following table summarizes Virginia Commonwealth Bank’s non-performing assets as of the dates indicated:

	September 30, 2016	December 31,
(Dollars in thousands)		2015	2014	2013	2012	2011
Non-accrual loans	$1,630	$2,552	$3,547	$4,221	$5,991	$17,276
Loans past due 90 days and still accruing	—	—	34	—	71	—

Total non-performing loans	$1,630	$2,552	$3,581	$4,221	$6,062	$17,276
Other real estate owned	3,408	3,165	2,013	2,429	5,679	5,981

Total non-performing assets	$5,038	$5,717	$5,594	$6,650	$11,741	$23,257
Allowance for loan losses to total loans	1.18%	1.30%	2.06%	3.18%	3.99%	3.67%
Allowance for loan losses to non-performing loans	1.9x	1.3x	1.1x	1.0x	0.8x	0.3x
Non-performing loans to total loans	0.62%	1.03%	1.95%	3.07%	4.73%	10.63%
Non-performing assets to total assets	1.55%	1.75%	1.98%	2.71%	4.28%	8.14%

Investment Securities. The investment portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for short-term borrowings. Securities in the investment portfolio classified as securities available-for-sale may be sold in response to changes in market interest rates, changes in the securities’ prepayment risk, increased loan demand, general liquidity needs, and other similar factors, and are carried at estimated fair value. Virginia Commonwealth Bank had no securities classified as held-to-maturity during any of the periods presented. Virginia Commonwealth Bank recognized a gain on sale of securities available for sale of $35 thousand during the nine months ended September 30, 2016 and $96 thousand during the nine months ended September 30, 2015. At September 30, 2016, Virginia Commonwealth Bank’s total investment in available for sale securities was $24.0, compared to $48.0 million at December 31, 2015.

The following table provides information regarding the composition of the investment securities portfolio as of the dates indicated:

	Investment Securities Portfolio
	September 30, 2016		December 31, 2015		December 31, 2014
(Dollars in thousands)	Fair Value	Percent of total	Fair Value	Percent of total	Fair Value	Percent of total
Available-for-Sale:
Securities of U. S. government and Federal agencies	$3,598	15.0%	$18,247	38.0%	$26,694	36.5%
Obligations of state and political subdivisions	1,523	6.4%	4,481	9.3%	4,428	6.1%
Collateralized residential mortgage obligations	12,408	51.8%	15,956	33.2%	19,519	26.7%
Residential mortgage-backed securities	6,426	26.8%	9,342	19.5%	22,480	30.7%

	$23,955	100.0%	$48,026	100.0%	$73,121	100.0%

The following table details the maturities and weighted average yields for each category of investment securities available-for-sale as of September 30, 2016:

	Investment Securities Portfolio
	Maturing after one through five years			Maturing after five through ten years			Maturing after ten years
(Dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
Available-for-Sale:
Securities of U. S. government and Federal agencies	$1,003	$1,004	1.32%	$—	$—	—%	$2,539	$2,594	2.42%
Obligations of state and political subdivisions	723	736	2.63%	750	787	3.45%	—	—	—
Collateralized residential mortgage obligations	—	—	—	1,079	1,080	2.01%	11,352	11,328	1.66%
Residential mortgage-backed securities	—	—	—	—	—	—	6,379	6,426	1.98%

	$1,726	$1,740	1.87%	$1,829	$1,867	2.60%	$20,270	$20,348	2.05%

Deposits. The principal sources of funds for Virginia Commonwealth Bank are core deposits (demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit) from Virginia Commonwealth Bank’s market area. Virginia Commonwealth Bank’s deposit base includes transaction accounts, time and savings accounts and other accounts that customers use for cash management purposes and which provide Virginia Commonwealth Bank with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable low-cost source of funding. Please refer to the average balance tables under “Net Interest Income” for information regarding the average balance of deposits, and average rates paid.

Approximately 47% of Virginia Commonwealth Bank’s deposits at September 30, 2016 were made up of time deposits, which are generally the most expensive form of deposit because of their fixed rate and term, as compared to 46% at both December 31, 2015 and December 31, 2014.

The following tables provide a summary of Virginia Commonwealth Bank’s deposit base at the dates indicated and the maturity distribution of certificates of deposit of $100,000 or more as of the end of the periods indicated:

	September 30, 2016		December 31,
			2015		2014		2013
(Dollars in thousands)	Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate
Noninterest-bearing demand deposits	$16,838	—	$13,666	—	$11,625	—	$12,008	—
Interest-bearing demand deposits: NOW accounts	44,764	0.14%	43,134	0.13%	41,531	0.09%	43,927	0.12%
Money market accounts	49,104	0.31%	47,269	0.22%	49,911	0.18%	52,869	0.19%
Savings accounts	20,341	0.15%	18,885	0.14%	18,830	0.10%	19,796	0.10%
Time deposits	114,455	1.11%	107,473	1.10%	90,453	0.99%	101,983	1.21%

Total deposits	$245,502	0.66%	$230,426	0.63%	$212,350	0.52%	$230,583	0.64%

Maturities of Time Deposits ($100,000 or greater)

(Dollars in thousands)	September 30, 2016	December 31, 2015	December 30, 2014
Maturing in:
3 months or less	$10,055	$7,071	$5,031
Over 3 months through 6 months	11,490	2,523	2,735
Over 6 months through 12 months	12,518	13,115	12,316
Over 12 months	18,339	18,606	17,257

	$52,402	$41,315	$37,339

Borrowings: The following table provides information on the balances and interest rates on total borrowings for the periods indicated:

(Dollars in thousands)	September, 30, 2016	At December 31,
		2015	2014	2013
FHLB borrowings	$33,000	$53,000	$30,000	$—

Weighted interest rate at end of period	0.36%	0.38%	0.23%	0.0%

FHLB advances are secured by collateral consisting of a blanket lien on qualifying loans in Virginia Commonwealth Bank’s residential, multifamily and commercial real estate mortgage loan portfolios as well as selected investment portfolio securities.

Liquidity. Virginia Commonwealth Bank currently has no business other than that of Virginia Commonwealth Bank and does not currently have any material funding commitments unrelated to that business. Virginia Commonwealth Bank’s principal sources of funds for loans, investments and general operations are deposits from its primary market area, principal and interest payments on loans, and proceeds from maturing investment securities. Its principal funding commitments are for the origination of loans and the payment of maturing deposits, and the payment for checks drawn upon it. Virginia Commonwealth Bank’s most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from other financial institutions, including the Federal Reserve Bank of Richmond. The levels of such assets are dependent on Virginia Commonwealth Bank’s lending, investment and operating activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and loan demand, both current and anticipated. At September 30, 2016, Virginia Commonwealth Bank’s cash and cash equivalents totaled $22.0 million, compared to $12.8 million at December 31, 2015 and $18.3 million at December 31, 2014.

Virginia Commonwealth Bank had a credit line available of $97.5 million with the Federal Home Loan Bank of Atlanta with an outstanding balance of $33.0 million as of September 30, 2016, leaving the remaining credit availability of $64.5 million at September 30, 2016. As of December 31, 2015 and 2014, the outstanding balance of borrowings with the FHLB totaled $53.0 million and $30.0 million, respectively.

Virginia Commonwealth Bank had an unsecured federal fund line available with a correspondent bank totaling $5 million available for overnight borrowing at September 30, 2016 and December 31, 2015. This line was not drawn upon at September 30, 2016, December 31, 2015 or 2014.

Virginia Commonwealth Bank monitors its liquidity position daily through cash flow forecasting and monthly testing against minimum policy ratios. Virginia Commonwealth Bank believes its level of liquidity and capital is adequate to conduct the business of Virginia Commonwealth Bank.

Capital. The Federal Reserve has established guidelines with respect to the maintenance of appropriate levels of capital by state member banks. The regulations impose two sets of capital adequacy requirements: minimum leverage rules, which require banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to “risk weighted” assets. At September 30, 2016, Virginia Commonwealth Bank was in full compliance with these guidelines, as follows:

				Minimum Ratios
	September 30, 2016	December 31, 2015	December 31, 2014	To be “Adequately Capitalized”	To be “Well Capitalized”
Total Capital (to Risk Weighted Assets): Consolidated	13.8%	14.7%	18.1%	N/A	N/A
Bank	13.8%	14.7%	18.1%	8.0%	10.0%
Tier 1 Capital (to Risk Weighted Assets): Consolidated	12.6%	13.4%	16.9%	6.0%	N/A
Bank	12.6%	13.4%	16.8%	6.0%	8.0%
Tier 1 Capital (to Total Assets): Consolidated	10.4%	10.5%	11.6%	4.0%	N/A
Bank	10.4%	10.5%	11.5%	4.0%	5.0%
Common Equity Tier 1 Capital (to Risk Weighted Assets): Consolidated	12.6%	13.4%	N/A	4.5%	N/A
Bank	12.6%	13.4%	N/A	4.5%	6.5%

Off-Balance Sheet Activities

Standby letters of credit are conditional commitments issued by Virginia BanCorp to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers; Virginia BanCorp generally holds collateral supporting these commitments. In the event the customer does not perform in accordance with the terms of the agreement with the third party, Virginia BanCorp would be required to fund the commitment. The maximum potential amount of future payments Virginia BanCorp could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, Virginia BanCorp would be entitled to seek recovery from the customer. At September 30, 2016, December 31, 2015 and 2014, no amounts have been recorded as liabilities for Virginia BanCorp’s potential obligations under these guarantees.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Virginia BanCorp evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Virginia BanCorp upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include real estate and income producing commercial properties.

Interest Rate Risk Management

Virginia Commonwealth Bank uses an interest income simulation model to measure and monitor interest rate risk. Upward interest rate shocks of 100, 200, 300, and 400 basis points are applied to Virginia Commonwealth Bank’s current mix of investments, loans, deposits and other funding sources. A downward interest rate shock of 100 basis points is modeled, but it is not currently considered likely. The resulting percentage change in Virginia Commonwealth Bank’s net interest income sensitivity and Virginia Commonwealth Bank’s Economic Value of Equity sensitivity is compared to Virginia Commonwealth Bank’s established policy limits. Following is a summary of the results of Virginia Commonwealth Bank’s rate shock analysis as of September 30, 2016, compared to policy limits for changes in net interest income as well as net portfolio value.

	Rates up 100 basis points	Rates up 200 basis points	Rates up 300 basis points	Rates up 400 basis points
Annual % Change Net Interest Income	+2.09%	+3.69%	+4.63%	+5.30%

Bank Policy Limit	-2.00%	-5.00%	-10.00%	-15.00%

Annual % Change Net Portfolio Value	+10.74%	+17.39%	+22.81%	+25.95%

Bank Policy Limit	-10.00%	-20.00%	-25.00%	-30.00%

Based on this analysis Virginia Commonwealth Bank is slightly asset sensitive. Management constantly monitors its interest rate risk and has a defined plan in place to manage this risk.

Certain shortcomings are inherent in this method of analysis. For example, although certain assets and liabilities may have similar maturities or re-pricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate residential and commercial mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the loan. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed. Finally, the ability of many borrowers to service their debt may decrease in the event of a significant interest rate increase.

Contractual Obligations

There have been no other material changes outside the ordinary course of business to the contractual obligations disclosed in Virginia Bancorp, Inc.’s audited financial statements for the fiscal year ended December 31, 2015, included elsewhere in this document.

DESCRIPTION OF BAY BANKS CAPITAL STOCK

The following description of the material terms of Bay Banks capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to its articles of incorporation and its bylaws. Copies of the full text of Bay Banks’ articles of incorporation and bylaws are exhibits to the registration statement that contains this joint proxy statement/prospectus. See the section entitled, “Where You Can Find More Information,” beginning on page i.

General

Bay Banks’ authorized capital stock consists of 10 million shares of common stock, par value $5.00 per share, and 2 million shares of preferred stock, par value $5.00 per share. As of January 20, 2017, there were 4,774,856 shares of Bay Banks common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Shares of Bay Banks common stock have the following rights, preferences, and privileges:

Voting Rights

Holders of Bay Banks common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors. Its articles of incorporation do not provide for cumulative voting for the election of directors, which means that the holders of a majority of the outstanding shares of Bay Banks common stock have the capacity to elect all of the members of the Bay Banks Board. Except as otherwise required by law or with respect to any outstanding class or series of Bay Banks preferred stock, the holders of its common stock possess all voting power.

Under Virginia law, shareholder action is generally effective upon majority vote of votes cast for or against a matter. Virginia law, however, requires the affirmative vote of more than two-thirds of the outstanding shares of common stock for amendments to a Virginia corporation’s articles of incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, or a Virginia corporation’s liquidation, dissolution, or winding up. As permitted by Virginia law, Bay Banks’ articles of incorporation only require the affirmative vote of sixty percent (60%) of all votes entitled to be cast in each voting group entitled to vote for amendments to its articles of incorporation, the approval of a plan of merger or exchange, certain sales or other dispositions of Bay Banks’ assets outside the usual and regular course of business, or a plan of dissolution if such amendment or transaction has been approved and recommended by least two-thirds of the directors who are in office at the time of such approval and recommendation. If an amendment or transaction referred to in the foregoing sentence is not approved by two-thirds of the directors who are in office, then such amendment or transaction must be approved by the vote of eighty percent (80%) or more of all votes entitled to be cast in each voting group entitled to vote on such amendment or transaction.

Dividend Rights; Rights Upon Liquidation

Subject to Virginia law and the rights of holders of any outstanding shares of Bay Banks preferred stock, holders of shares of Bay Banks common stock are entitled to receive dividends at such times and in such amounts as the Bay Banks Board may deem advisable and to share ratably in its assets legally available for distribution to Bay Banks shareholders in the event of its liquidation, dissolution, or winding-up.

Preemptive Rights

Holders of Bay Banks common stock do not have preemptive or preferential rights to subscribe or purchase any shares of Bay Banks capital stock, any securities convertible into shares of Bay Banks capital stock or any options, warrants or rights to purchase shares of Bay Banks capital stock or securities convertible into shares of Bay Banks capital stock, and the holders of its common stock will not be liable for any of Bay Banks’ liabilities.

Preferred Stock

Bay Banks’ articles of incorporation authorize the issuance of 2 million shares of preferred stock, par value $5.00. As of November 30, 2016, no shares of Bay Banks’ preferred stock were issued and outstanding.

Bay Banks’ articles of incorporation authorize the Bay Banks Board to designate and issue from time to time one or more series of preferred stock without shareholder approval. The Bay Banks Board may fix and determine the designations, rights and preferences of each series of preferred stock issued. Because the Bay Banks Board has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of Bay Banks common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Bay Banks Board determines the specific rights of the holders of preferred stock. However, the effects might include:

•	restricting dividends on Bay Banks common stock;

•	diluting the voting power of Bay Banks common stock;

•	impairing liquidation rights of Bay Banks common stock; or

•	discouraging, delaying or preventing a change in control of Bay Banks without further action by its shareholders.

Antitakeover Provisions of Bay Banks’ Articles of Incorporation, Bylaws, and Virginia Law

General

Bay Banks’ articles of incorporation and bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying, or preventing a change of control of Bay Banks by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by the Bay Banks Board. These provisions are designed to reduce, or have the effect of reducing, Bay Banks’ vulnerability to coercive takeover practices and inadequate takeover bids. The existence of these provisions could prevent Bay Banks shareholders from receiving a premium over the then prevailing market price of Bay Banks common stock or a transaction that may otherwise be in the best interest of Bay Banks shareholders. In addition, these provisions make it more difficult for Bay Banks shareholders, should they choose to do so, to remove the Bay Banks Board or Bay Banks’ management.

Bay Banks’ Articles of Incorporation and Bylaws

Preferred Stock. Bay Banks’ articles of incorporation authorize the Bay Banks Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. See the section entitled, “Description of Bay Banks Capital Stock – Preferred Stock,” beginning on page 169. Under this authority, the Bay Banks Board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of Bay Banks capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Bay Banks common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of Bay Banks by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of Bay Banks’ management.

Board Vacancies. Virginia law and Bay Banks’ articles of incorporation provide that any vacancy occurring on the Bay Banks Board may be filled by a majority of directors then in office, even if less than a quorum. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Bay Banks Board by filling the vacancies created by that removal with its own nominees.

Shareholder Meetings. Under its bylaws, only Bay Banks’ Chairman of the Board, President, or a majority of the Bay Banks Board may call special meetings of shareholders. Under Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Advance Notification of Shareholder Nominations and Proposals. Bay Banks’ bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of the Bay Banks Board, and shareholder proposals for business.

Shareholder Nominations. Bay Banks’ bylaws provide that a shareholder entitled to vote for the election of directors may nominate persons for election to the Bay Banks Board by delivering written notice to Bay Banks’ Secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws require that such notice generally must be delivered not later than 120 days prior to the anniversary of the immediately preceding year’s annual meeting. With respect to an election to be held at a special meeting of shareholders, its bylaws require that such notice generally must be delivered not later than the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.

The shareholder’s notice is required to include the following:

•	the name and address of the shareholder who intends to make the nomination(s);

•	the name(s) and address(s) of the nominee(s);

•	a representation that the shareholder is a holder of record of Bay Banks stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the shareholder’s notice;

•	a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons pursuant to which the nomination or nominations are to be made by the shareholder;

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Bay Banks Board; and

•	the consent of each nominee to serve as a director of Bay Banks if so elected.

Shareholder Proposals. In order for a shareholder to bring other business before a shareholder meeting, timely notice will have to be received by Bay Banks’ Secretary not later than 120 days prior to the date of the anniversary of the immediately preceding year’s annual meeting. The shareholder’s notice is required to contain, as to each matter of business, the following:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting;

•	the name and address of record of the shareholder proposing such business;

•	the class and number of Bay Banks shares beneficially owned by the shareholder; and

•	any material interest of the proposing shareholder in such business.

Virginia Antitakeover Statutes

Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. An affiliated transaction generally is defined as any of the following transactions:

•	a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•	certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares, owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•	the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither Bay Banks’ articles of incorporation nor its bylaws contain a provision opting out of the Affiliated Transactions Statute. Therefore, the Affiliated Transactions Statute will apply to affiliated transactions between Bay Banks and an interested shareholder.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Neither Bay Banks’ articles of incorporation nor its bylaws contain a provision opting out of the Control Share Acquisitions Statute.

Indemnification and Limitation on Liability of Directors and Officers

As permitted by the Virginia Stock Corporation Act, the articles of incorporation of Bay Banks contain provisions that indemnify its directors and that eliminate the liability of both its directors and officers to the fullest extent permitted by Virginia law. These provisions do not limit or eliminate the rights of Bay Banks or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions only apply to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law.

In addition, Bay Banks’ articles of incorporation provide for the indemnification of directors for expenses and/or liabilities they incur in connection with the defense of claims asserted against them in their capacities as directors. The right of indemnification extends to judgments, fines, or penalties assessed against them. Bay Banks is authorized to limit its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

The rights of indemnification provided in the articles of incorporation of Bay Banks are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Bay Banks pursuant to the foregoing provisions, Bay Banks has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

The transfer agent and registrar for the Bay Banks common stock is Continental Stock Transfer and Trust. Its address is 17 Battery Place, 8th Floor, New York, New York 10004, and its telephone number is (800) 509-5586.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Set forth below is a summary comparison of material differences between the rights of Bay Banks shareholders under Bay Banks’ articles of incorporation and bylaws (left column) and the rights of Virginia BanCorp shareholders under Virginia BanCorp’s articles of incorporation and bylaws (right column). While the companies believe that the summary table includes the material differences between the rights of Bay Banks shareholders and Virginia BanCorp shareholders, this summary does not include a complete description of all the differences between the rights of the shareholders and is subject to, and qualified in its entirety by reference to, the respective corporate governance instruments of Bay Banks and Virginia BanCorp. Copies of the full text of Bay Banks’ articles of incorporation and bylaws are exhibits to the registration statement that contains this joint proxy statement/prospectus. Bay Banks’ articles of incorporation and bylaws and the articles of incorporation and bylaws of Virginia BanCorp are available without charge, by following the instructions in the section entitled, “Where You Can Find More Information,” beginning on page i.

Bay Banks	Virginia BanCorp
Authorized Capital Stock
Bay Banks’ articles of incorporation state that the authorized capital stock of Bay Banks consists of 10 million shares of common stock and 2 million shares of preferred stock. As of January 20, 2017, there were 4,774,856 shares of common stock outstanding and no shares of preferred stock outstanding.	Virginia BanCorp’s articles of incorporation state that the authorized capital stock of Virginia BanCorp consists of 10 million shares of common stock and 750,000 shares of preferred stock. As of January 20, 2017, there were 3,893,376 shares of common stock outstanding and no shares of preferred stock outstanding.
Voting and Voting Limitations
Bay Banks’ articles of incorporation provide that each shareholder is entitled to one vote for each share of common stock held by such shareholder. Bay Banks’ articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.	Virginia BanCorp’s bylaws provide that each shareholder is generally entitled to one vote for each share of common stock held by such shareholder. Virginia BanCorp’s articles of incorporation and bylaws provide for cumulative voting by shareholders in the election of directors.
Number of Directors
Bay Banks’ bylaws state that the Bay Banks Board will have seven (7) members.	Virginia BanCorp’s bylaws state that the Virginia BanCorp Board will have no less than eight (8) and no more than fifteen (15) members. The Virginia BanCorp Board currently has nine (9) members.
Classification of Board of Directors
Bay Banks’ articles of incorporation and bylaws separate the directors into three separate classes, with each class elected to staggered three-year terms so that the terms of approximately one-third of the directors expire each year. Each director serves until the third succeeding annual meeting of shareholders and his or her successor is elected and qualified.	Virginia BanCorp’s articles of incorporation separate the directors into three separate classes nearly equal in number as possible, with each class having at least three (3) directors. Each director serves until the third succeeding annual meeting of shareholders and his or her successor is elected and qualified.
Removal of Directors
Bay Banks’ articles of incorporation provide that directors may be removed only for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. Bay Banks’ bylaws state that each director agrees that he or she will tender his or her letter of resignation as a director of Bay Banks at the annual meeting of shareholders in the year in which he or she attains the age of 72.	Virginia BanCorp’s bylaws provide that directors may be removed only for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. Virginia BanCorp’s bylaws state that a director elected for the first time on or after February 5, 2003 may not be considered for reelection after attaining the age of 75.

Bay Banks	Virginia BanCorp
Filling Vacancies on the Board of Directors
Bay Banks’ articles of incorporation provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by majority vote of the directors then in office, even if the remaining directors do not constitute a quorum. Any director elected or appointed to fill a vacancy will hold office until the next annual meeting of the shareholders. The successor director elected by the shareholders at the annual meeting of the shareholders shall hold office for a term that coincides with the remaining term of the class of directors to which that person has been elected.	Virginia BanCorp’s bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by majority vote of the directors then in office. Any director elected or appointed to fill a vacancy will hold office until the next annual meeting of the shareholders. The successor director elected by the shareholders at the annual meeting of the shareholders shall hold office for a term that coincides with the remaining term of the class of directors to which that person has been elected.
Shareholder Proposals and Director Nominations

Bay Banks’ bylaws provide that a Bay Banks shareholder can submit proposals at an annual meeting by delivering written notice to the Secretary of Bay Banks not later than 120 days prior to the date of the anniversary of the immediately preceding annual meeting.

Bay Banks’ bylaws provide that a Bay Banks shareholder can nominate directors by delivering timely written notice. If the election is to be held at an annual meeting, written notice must be delivered to the Secretary of Bay Banks not later than 120 days prior to the date of the anniversary of the immediately preceding annual meeting. If the election is to be held at a special meeting, written notice must be delivered not later than the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.

Virginia BanCorp’s bylaws provide that a Virginia BanCorp shareholder may submit new business to be addressed at the annual meeting by providing written notice of such business to the Secretary of Virginia BanCorp at least (5) days before the date of the annual meeting.

Virginia BanCorp’s bylaws provide that the President, at least thirty (30) days prior to the date of the annual meeting, shall appoint a nominating committee to select the management nominees for election as directors. At least thirty (30) days prior to the date of the annual meeting, the nominating committee will deliver its nominations to the Secretary of Virginia BanCorp. Upon delivery, such nominations shall be appropriately made to the shareholders. Shareholders may nominate directors for election by providing written notice to the Secretary of Virginia BanCorp at least five (5) days prior to the date of the annual meeting.

Dividends
Subject to Virginia law and the rights of holders of any of Bay Banks preferred stock outstanding, the holders of Bay Banks common stock are entitled to receive dividends at such times and in such amounts as the Bay Banks Board may deem advisable.	Subject to Virginia law and the rights of holders of any Virginia BanCorp preferred stock, the holders of Virginia BanCorp common stock are entitled to receive dividends at such times and in such amounts as the Virginia BanCorp Board may deem advisable.
Quorum at Shareholder Meetings
Bay Banks’ bylaws provide that the holders of sixty percent (60%) of the shares entitled to vote being present in person or by proxy shall constitute a quorum.	Virginia BanCorp’s bylaws provide that a majority of the votes entitled to be cast, represented in person or by proxy, shall constitute a quorum.
Special Meetings of Shareholders
Under Bay Banks’ bylaws, only the Chairman of the Board, the President, or a majority of the Bay Banks Board may call special meetings of shareholders. Under Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.	Under Virginia BanCorp’s bylaws, only the President or the Virginia BanCorp Board may call special meetings of shareholders. Under Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Bay Banks	Virginia BanCorp
Limitations on Liability of Directors and Officers
Bay Banks’ articles of incorporation provide that to the full extent that Virginia law permits the limitation or elimination of the liability of directors or officers, a director or officer of Bay Banks shall not be liable to Bay Banks or its shareholders for monetary damages. Virginia law currently does not permit any limitation of liability if a director engages in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.	Virginia BanCorp’s articles of incorporation provide that to the full extent that Virginia law permits the limitation or elimination of the liability of directors and officers, a director or officer will not be liable to Virginia BanCorp or its shareholders for any monetary damages. Virginia law currently does not permit any limitation of liability if a director engages in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.
Indemnification of Directors and Officers

Bay Banks’ articles of incorporation require it to indemnify any director or officer who is made a party to any proceeding because he or she was or is a director or officer of Bay Banks against any liability, including reasonable expenses and legal fees, incurred in the proceeding. Bay Banks’ articles of incorporation also provide that Bay Banks, by a majority vote of a quorum of disinterested directors, may, but is not obligated to, indemnify or contract in advance to indemnify any other person who is or was an employee, agent or consultant of Bay Banks.

Virginia law does not permit indemnification against willful misconduct or a knowing violation of the criminal law.

Virginia BanCorp’s articles of incorporation require it to indemnify any director or officer who is made a party to any proceeding because he or she was or is a director or officer of Virginia BanCorp against any liability, including reasonable expenses and legal fees, incurred in the proceeding. Virginia BanCorp’s articles of incorporation also provide that Virginia BanCorp, by a majority vote of a quorum of disinterested directors, may, but is not obligated to, indemnify or contract in advance to indemnify any other person.

Virginia law does not permit indemnification against willful misconduct or a knowing violation of the criminal law.

Amendments to Articles of Incorporation and Bylaws

Bay Banks’ articles of incorporation may be amended by the affirmative vote of the holders of at least sixty percent (60%) of all votes entitled to be cast by each voting group entitled to vote thereon, provided that the proposed amendment has been approved and recommended by at least two-thirds of the Bay Banks Board. If the proposed amendment is not approved and recommended by at least two-thirds of the Bay Banks Board, the amendment must be approved by the vote of eighty percent (80%) or more of all votes entitled to be cast by each voting group entitled to vote thereon.

Bay Banks’ bylaws may be amended at any regular or special meeting of the Bay Banks Board by a majority of the Bay Banks Board. Any changes in the Bay Banks’ bylaws must be reported to the shareholders at the time of the mailing of the notice of the annual meeting of the shareholders. Bay Banks’ bylaws adopted by the Bay Banks Board may be repealed or changed, and new bylaws may be adopted by two-thirds of the outstanding shares entitled to vote.

Virginia BanCorp’s articles of incorporation may be amended by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of Virginia BanCorp pursuant to Section 13.1-707 of the Virginia Code.

Virginia BanCorp’s bylaws may be amended or repealed by the Virginia BanCorp Board except to the extent that the power is reserved exclusively to the shareholders by Virginia law or the articles of incorporation, or the shareholders in adopting or amending particular provisions provide expressly that the Virginia BanCorp Board may not amend or repeal the same. Virginia BanCorp’s bylaws may also be amended and repealed by the shareholders.

Votes on Mergers and Similar Transactions
Bay Banks’ articles of incorporation require that a plan of merger be approved by the affirmative vote of the holders of	Except as described below, Virginia BanCorp’s articles of incorporation do not alter the voting requirements for

Bay Banks	Virginia BanCorp
at least sixty percent (60%) of all votes entitled to be cast by each voting group entitled to vote thereon, provided that the plan of merger has been approved and recommended by at least two-thirds of the Bay Banks Board. If the plan of merger is not approved and recommended by at least two-thirds of the Bay Banks Board, the plan of merger must be approved by the vote of eighty percent (80%) or more of all votes entitled to be cast by each voting group entitled to vote thereon.

voting on mergers and similar transactions under Section 13.1-718 of the Virginia Code. Such transactions must be approved by each voting group entitled to vote on the plan of merger by more than two-thirds of all the votes entitled to be cast by that voting group.

Virginia BanCorp’s articles of incorporation include anti-takeover provisions that are in addition to the Affiliated Transactions Statute as described in this joint proxy statement/prospectus in the section entitled, “Description of Bay Banks Capital Stock—Antitakeover Provisions of Bay Bank’s Articles of Incorporation, Bylaws and Virginia Law—Virginia Antitakeover Statutes,” beginning on page 171. These provisions require certain transactions with a “Principal Shareholder” (defined in Virginia BanCorp’s articles of incorporation to mean holders of 10% or more of the outstanding voting shares of Virginia BanCorp) to be approved by 80% of the then outstanding voting shares of Virginia BanCorp, provided that such transaction has not been approved by two-thirds of the directors of the Virginia BanCorp Board who were directors prior to the time when the Principal Shareholder became a Principal Shareholder. Such shareholder approval is in addition to the approval of the holders of any class or series of stock of Virginia BanCorp otherwise required by law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF BAY BANKS

The following table sets forth information as of January 20, 2017 regarding the number of shares of Bay Banks common stock beneficially owned by each director, each executive officer and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the director or executive officer living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Name	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Named Executive Officers and Directors:
C. Dwight Clarke	11,586	(2)(3)	*
Elizabeth H. Crowther	3,100	(3)	*
Deborah M. Evans	32,561	(2)(3)	*
Richard A. Farmar, III	56,993	(2)(3)	1.19%
Randal R. Greene	66,411	(3)	1.38%
Robert F. Hurliman	28,938	(3)	*
Douglas F. Jenkins	39,626	(3)	*
Julien G. Patterson	299,873	(2)(3)	6.27%
All directors and executive officers as a group (8 persons)	539,088	(2)(4)	11.08%

Other 5% Shareholders:
Entities and persons affiliated with Maltese Capital Management, LLC	472,700	(5)	9.84%
Stanley Woodward, Jr. and Marie José B. Woodward	352,948	(6)	7.39%

*	Represents less than 1% of Bay Banks common stock.
(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days.
(2)	Includes shares held by affiliated corporations, close relatives and children, and shares held jointly with spouses or as custodians or trustees, as follows: Mr. Clarke, 1,000 shares; Ms. Evans, 432 shares; Mr. Farmar, 4,637 shares; and Mr. Patterson, 295,812 shares held by the Revocable Trust of Julien G. Patterson dated January 24, 2003, of which his spouse is co-trustee. The address for the trust is Julien G. Patterson and Terri J. Wesselman, Co-Trustees, 10009 Magnolia Bend, Bonita Springs, Florida 34135.
(3)	Includes shares that may be acquired pursuant to currently exercisable stock options granted under Bay Banks’ equity compensation plans as follows: Mr. Clarke, 5,143 shares; Dr. Crowther, 2,500 shares; Ms. Evans, 16,920 shares; Mr. Farmar, 10,643 shares; Mr. Greene, 25,000 shares; Mr. Hurliman, 10,643 shares; Mr. Jenkins, 17,341 shares; and Mr. Patterson, 4,061 shares.
(4)	Includes 92,521 shares that may be acquired pursuant to currently exercisable stock options granted under Bay Banks’ equity compensation plans, and 3,436 shares held in the Bay Banks’ Employee Stock Ownership Plan.
(5)	This information is based on a Schedule 13G/A filed with the SEC on February 11, 2016 by (i) Maltese Capital Management LLC (“MCM”), (ii) Maltese Capital Holdings, LLC (“Holdings”), (iii) Malta Hedge Fund II, L.P. (“MHFII”), and (iv) Terry Maltese, Managing Member of MCM and Holdings. Pursuant to the Schedule 13G/A, as of December 31, 2015 (i) MHFII beneficially owned 331,612 shares of Bay Banks common stock, constituting approximately 6.9% of the shares outstanding; (ii) Holdings owned directly no shares of common stock but by reason of its position as general partner of certain partnerships, Holdings may be deemed to beneficially own the 380,452 shares of common stock, which are held by such partnerships, constituting approximately 8.0% of the shares outstanding; (iii) MCM owned directly no shares of common stock but by reason of its position as investment advisor, MCM may be deemed to beneficially own the 472,700 shares of common stock, which are held of record by clients of MCM, constituting approximately 9.9% of the shares outstanding; and (iv) Mr. Maltese directly owned no shares of common stock but by reason of his position as Managing Member of MCM, Mr. Maltese may be deemed to beneficially own 472,700 shares of common stock, constituting approximately 9.9% of the shares outstanding. The address of the principal offices of each of MCM, Holdings and MHFII, and the business address of Mr. Maltese, is Maltese Capital Management LLC, 150 East 52nd Street, 30th Floor, New York, New York 10022.

(6)	This information is based on a Schedule 13D filed with the SEC on January 10, 2013 by Stanley Woodward, Jr. and Marie José B. Woodward. Pursuant to the Schedule 13D, as of December 31, 2012 Mr. Woodward beneficially owned 282,356 shares of Bay Banks common stock through a revocable trust, constituting approximately 5.90% of the shares outstanding, and 70,592 shares of Bay Banks common stock due to his joint ownership of the shares with Mrs. Woodward, constituting approximately 1.50% of the shares outstanding; and (ii) Mrs. Woodward beneficially owned 70,592 shares of Bay Banks common stock due to her joint ownership of the shares with Mr. Woodward, constituting approximately 1.50% of the shares outstanding. The address of Mr. and Mrs. Woodward is 1699 Colle Lane, Charlottesville, Virginia 22902.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF VIRGINIA BANCORP

The following table sets forth information as of January 20, 2017 regarding the number of shares of Virginia BanCorp common stock beneficially owned by each director, each executive officer and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the director or executive officer living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Name	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Executive Officers and Directors:
Lawrence N. Ashworth	1,003		*
C. Rodes Boyd, Jr.	11,194	(2)	*
Robert E. Baxter	58,766		1.51%
Pamela M. Comstock	203,900	(3)	5.24%
C. Phillips Ferguson	20,189		*
James B. McNeer	4,666	(3)	*
C. Frank Scott, III	168,227	(2)(3)	4.32%
R. F. Burke Steele, Jr.	107,747	(3)	2.77%
Larry C. Tucker	60,014	(3)	1.54%
James P. VanLandingham	8,233		*
James A. Wilson, Jr.	98,910	(2)(3)	2.54%
All directors and executive officers as a group (11 persons)	742,849	(2)(3)	19.08%

Other 5% Shareholders:
Virginia Commonwealth Bank Employee Stock Ownership Plan	618,209		15.88%

*	Represents less than 1% of Virginia BanCorp common stock.
(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days.
(2)	Includes shares held in the Virginia Commonwealth Bank Employee Stock Ownership Plan, as follows: Mr. Boyd, 11,194 shares; Mr. Scott, 32,750; and Mr. Wilson, 63,001 shares.
(3)	Includes shares held by affiliated corporations, dependent close relatives and children, and shares held jointly with spouses or as custodians or trustees, as follows: Ms. Comstock, 2,000 shares; Mr. McNeer, 4,066 shares; Mr. Scott, 135,477 shares; Mr. Steele, 9,231 shares; Mr. Tucker, 6,186 shares; and Mr. Wilson, 35,909 shares.

EXPERTS

The consolidated financial statements of Bay Banks as of December 31, 2015 and 2014 included in this joint proxy statement/prospectus have been audited by Dixon Hughes Goodman LLP, independent registered public accountants as indicated in their reports thereto, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Virginia BanCorp as of December 31, 2015 and 2014 included in this joint proxy statement/prospectus have been audited by Yount, Hyde & Barbour, P.C., independent auditors, as set forth in their report appearing elsewhere in this proxy statement/prospectus, given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Bay Banks common stock to be issued in connection with the merger will be passed upon by Williams Mullen, who will also opine as to the material federal income tax consequences of the merger on behalf of Bay Banks. LeClairRyan will opine as to the material federal income tax consequences of the merger on behalf of Virginia BanCorp.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

If the merger is completed, Virginia BanCorp will merge with and into Bay Banks, and there will be no future annual meetings of Virginia BanCorp shareholders. In addition, if the merger is completed, Virginia BanCorp shareholders will become Bay Banks shareholders.

For shareholders of Bay Banks to submit a proposal for consideration at the 2017 annual meeting of shareholders in accordance with Rule 14a-8 under the Exchange Act, the Secretary of Bay Banks must have received any such proposal not later than December 9, 2016, provided that if next year’s annual meeting is held on a date more than 30 calendar days from May 16, 2017, a shareholder proposal must be received by a reasonable time before Bay Banks begins to print and mail its proxy solicitation for such annual meeting. Shareholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

The bylaws of Bay Banks provide that, in addition to any other applicable requirements, for business (including shareholder nominations of director candidates) to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice in writing to the Secretary of Bay Banks no later than January 16, 2017, which is 120 days before the anniversary date of the immediately preceding annual meeting. As to each matter, the notice must comply with certain informational requirements set forth in the bylaws of Bay Banks. These requirements are separate and apart from and in addition to the SEC’s requirements that a shareholder must meet to have a proposal included in Bay Banks’ proxy materials described in the preceding paragraph. Shareholder proposals should be addressed to Corporate Secretary, Pamela A. Varnier, Bay Banks of Virginia, Inc., 100 S. Main Street, P.O. Box 1869, Kilmarnock, Virginia 22482.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Bay Banks of Virginia, Inc.

We have audited the accompanying consolidated balance sheets of Bay Banks of Virginia, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bay Banks of Virginia, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Asheville, North Carolina

March 28, 2016

BAY BANKS OF VIRGINIA, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	December 31, 2015	December 31, 2014
ASSETS
Cash and due from banks	$4,969	$6,181
Interest-bearing deposits	15,330	14,784
Federal funds sold	271	119
Securities available-for-sale, at fair value	59,825	42,604
Restricted securities	2,731	2,430
Loans receivable, net of allowance for loan losses of $4,223 and $3,205	343,323	295,242
Loans held for sale	270	—
Premises and equipment, net	11,646	11,882
Accrued interest receivable	1,318	1,197
Other real estate owned, net	1,870	2,791
Bank owned life insurance	7,595	7,348
Goodwill	2,808	2,808
Mortgage servicing rights	658	596
Other assets	3,682	2,504

Total assets	$456,296	$390,486

LIABILITIES
Noninterest-bearing deposits	$65,842	$63,308
Savings and interest-bearing demand deposits	166,628	122,502
Time deposits	127,388	121,775

Total deposits	359,858	307,585
Securities sold under repurchase agreements	7,161	6,012
Federal Home Loan Bank advances	40,000	35,000
Subordinated debt, net of issuance costs	6,844	—
Other liabilities	2,864	2,651

Total liabilities	416,727	351,248

SHAREHOLDERS’ EQUITY
Common stock ($5 par value; authorized—10,000,000 shares; outstanding—4,774,856 and 4,817,856 shares, respectively)	23,874	24,089
Additional paid-in capital	2,812	2,777
Retained earnings	13,659	13,293
Accumulated other comprehensive loss, net	(776)	(921)

Total shareholders’ equity	39,569	39,238

Total liabilities and shareholders’ equity	$456,296	$390,486

See Notes to Consolidated Financial Statements

BAY BANKS OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended
	December 31,
(Dollars in thousands, except share and per share amounts)	2015	2014
INTEREST INCOME
Loans, including fees	$15,202	$13,352
Securities:
Taxable	623	382
Tax-exempt	394	375
Federal funds sold	1	—
Interest-bearing deposit accounts	33	23

Total interest income	16,253	14,132

INTEREST EXPENSE
Deposits	2,385	1,842
Federal funds purchased	6	1
Securities sold under repurchase agreements	12	9
Subordinated debt	279	—
FHLB advances	352	345

Total interest expense	3,034	2,197

Net interest income	13,219	11,935

Provision for loan losses	1,597	611

Net interest income after provision for loan losses	11,622	11,324

NON-INTEREST INCOME
Income from fiduciary activities	798	831
Service charges and fees on deposit accounts	917	974
VISA-related fees	217	255
Non-deposit product income	369	567
Other service charges and fees	553	533
Secondary market lending fees	551	451
Bank owned life insurance income	247	219
Net gains (losses) on sale of securities available for sale	42	(25)
Other real estate losses	(395)	(327)
Net (losses) gains on the disposal of fixed assets	(6)	137
Other income	66	66

Total non-interest income	3,359	3,681

NON-INTEREST EXPENSES
Salaries and employee benefits	8,001	6,458
Occupancy expense	1,819	1,492
Software maintenance	631	524
Bank franchise tax	219	189
VISA expense	135	170
Telephone expense	136	210
FDIC assessments	301	247
Foreclosure property expense	68	131
Consulting expense	303	329
Other expense	3,189	2,868

Total non-interest expenses	14,802	12,618

Net income before income taxes	179	2,387
Income tax (benefit) expense	(187)	557

Net income	$366	$1,830

Basic Earnings Per Share
Average basic shares outstanding	4,791,722	4,818,377
Earnings per share, basic	$0.08	$0.38
Diluted Earnings Per Share
Average diluted shares outstanding	4,805,318	4,829,581
Earnings per share, diluted	$0.08	$0.38

See Notes to Consolidated Financial Statements.

BAY BANKS OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the twelve months ended
	December 31,
(Dollars in thousands)	2015	2014
Net income	$366	$1,830
Other comprehensive income (loss):
Unrealized gains (losses) on securities:
Net unrealized holding gains arising during the period	136	1,242
Deferred tax expense	(46)	(422)
Reclassification of net securities (gains) losses and impairments recognized in net income	(42)	25
Deferred tax expense (benefit)	14	(9)

Unrealized gains adjustment, net of tax	62	836

Defined benefit pension plan:
Net pension loss	(98)	(792)
Deferred tax benefit	37	270
Reclassification of pension expense	76	37
Deferred tax benefit	(29)	(13)

Defined benefit pension plan adjustment, net of tax	(14)	(498)

Post retirement benefit plan:
Net postretirement gain (loss)	147	(130)
Deferred tax (expense) benefit	(50)	44
Reclassification of postretirement expense	—	—
Deferred tax benefit	—	—

Post retirement benefit plan adjustment, net of tax	97	(86)

Total other comprehensive income	145	252

Comprehensive income	$511	$2,082

See Notes to Consolidated Financial Statements.

BAY BANKS OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
	Shares of		Additional		Other	Total
	Common	Common	Paid-in	Retained	Comprehensive	Shareholders’
(Dollars in thousands, except share data or amounts)	Stock	Stock	Capital	Earnings	Income (Loss)	Equity
Balance January 1, 2014	4,817,856	$24,089	$2,757	$11,463	$(1,173)	$37,136
Net income	—	—	—	1,830	—	1,830
Other comprehensive income	—	—	—	—	252	252
Stock compensation expense	—	—	20	—	—	20

Balance December 31, 2014	4,817,856	24,089	2,777	13,293	(921)	39,238
Net income	—	—	—	366	—	366
Other comprehensive income	—	—	—	—	145	145
Stock repurchase	(43,000)	(215)	(28)	—	—	(243)
Stock compensation expense	—	—	63	—	—	63

Balance December 31, 2015	4,774,856	$23,874	$2,812	$13,659	$(776)	$39,569

See Notes to Consolidated Financial Statements.

BAY BANKS OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(Dollars in thousands)	2015	2014
Cash Flows From Operating Activities
Net income	$366	$1,830
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	998	792
Net amortization and accretion of securities	389	363
Amortization of subordinated debt issuance costs	10	—
Provision for loan losses	1,597	611
Stock compensation expense	63	20
Deferred income tax (expense) benefit	(490)	58
(Gain) loss on securities available-for-sale	(42)	25
Increase in OREO valuation allowance	288	235
Loss on sale of other real estate	107	92
Loss (gain) on disposal of fixed assets	6	(137)
Mortgage servicing rights	(62)	(17)
Loan originations for sale to FNMA	(14,317)	(10,503)
Loan sales to FNMA	14,326	10,951
Gain on loans sold to FNMA	(279)	(252)
Increase in cash surrender value of life insurance	(247)	(219)
(Increase) decrease in accrued income and other assets	(477)	246
Increase (decrease) in other liabilities	351	(92)

Net cash provided by operating activities	2,587	4,003

Cash Flows From Investing Activities
Proceeds from maturities and principal paydowns of available-for-sale securities	4,051	4,529
Proceeds from sales and calls of available-for-sale securities	13,540	3,810
Purchase of bank owned life insurance	—	(2,000)
Purchases of available-for-sale securities	(35,066)	(11,542)
Purchases of restricted securities	(301)	(792)
(Increase) decrease in federal funds sold	(152)	1
Loan (originations) and principal collections, net	(49,958)	(47,533)
Proceeds from sale of other real estate	805	371
Purchases of premises and equipment	(1,185)	(2,014)
Proceeds from the sale of premises and equipment	—	311

Net cash used in investing activities	(68,266)	(54,859)

Cash Flows From Financing Activities
Increase in demand, savings, and other interest-bearing deposits	46,660	13,949
Net increase in time deposits	5,613	25,289
Repurchase of common stock	(243)	—
Net increase (decrease) in securities sold under repurchase agreements	1,149	(3,106)
Issuance of subordinated debt, net	6,834	—
Increase in Federal Home Loan Bank advances	5,000	20,000

Net cash provided by financing activities	65,013	56,132

Net (decrease) increase in cash and due from banks	(666)	5,276
Cash and due from banks at beginning of period	20,965	15,689

Cash and due from banks at end of period	$20,299	$20,965

Supplemental Schedule of Cash Flow Information
Cash paid for:
Interest	$2,864	$2,215

Income taxes	812	351

Non-cash investing and financing:
Unrealized gain on investment securities	94	1,268

Change in fair value of pension and post-retirement obligation	125	(885)

Loans transferred to other real estate owned	460	197

Loans originated to facilitate sale of OREO	181	605

Changes in deferred taxes resulting from OCI transactions	(74)	(130)

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note  1. Organization and Presentation

Organization. Bay Banks of Virginia, Inc. (the “Company”) is a bank holding company that conducts substantially all of its operations through its two active subsidiaries, the Bank of Lancaster and Bay Trust Company.

The Bank of Lancaster (the “Bank”) is a state-chartered bank and a member of the Federal Reserve System. It serves businesses, professionals and consumers on the Northern Neck and Middle Peninsulas of Virginia and the Greater Richmond, Virginia market. The Bank has branch offices in the Virginia counties of Chesterfield, Henrico, Lancaster, Middlesex, Northumberland, Richmond, Westmoreland, and in the City of Richmond, Virginia. Each branch office offers a full range of deposit and loan products to its retail and commercial customers. A substantial amount of the Bank’s deposits are interest bearing. The majority of the Bank’s loan portfolio is secured by real estate.

Bay Trust Company (the “Trust Company”) provides management services for personal and corporate trusts, including estate planning, estate settlement, and trust administration from its main office in Kilmarnock, Virginia. Products include revocable and irrevocable living trusts, testamentary trusts, custodial accounts, investment management accounts and managed, as well as self-directed, rollover Individual Retirement Accounts.

Basis of Presentation. The consolidated financial statements of the Company include the accounts of Bay Banks of Virginia, Inc. and its subsidiaries, Bank of Lancaster and Bay Trust Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain amounts presented in the consolidated financial statements of prior periods have been reclassified to conform to the current year presentations. The reclassifications had no effect on net income, net income per share or shareholders’ equity as previously reported.

Note 2. Significant Accounting Policies

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions. The amounts recorded in the consolidated financial statements may be affected by those estimates and assumptions. Actual results may vary from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the measurement of fair value of foreclosed real estate, deferred taxes, impairment testing of goodwill, projected pension and post-retirement obligations and fair value measurements.

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, all of which mature within ninety days.

Interest-bearing deposits in banks

Interest-bearing deposits in banks are carried at cost, which mature within one year, and include deposits with the Federal Reserve Bank of Richmond.

Securities

Investments in debt and equity securities with readily determinable fair values are classified as either held to maturity, available-for-sale, or trading, based on management’s intent. Currently, all of the Company’s investment securities are classified as available-for-sale. Securities available-for-sale are carried at estimated fair value with the corresponding unrealized gains and losses excluded from earnings and reported in other comprehensive income. A gain or loss is recognized in earnings on the settlement date based on the amortized cost of the specific security sold. Purchase premiums and discounts are recognized in interest income via amortization or accretion, respectively, using the interest method over the terms of the securities.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if (i) there is evidence of credit related impairment; (ii) the Company intends to sell the security or (iii) it is more-likely-than-not that the Company will be required to sell the security before recovery of its amortized cost basis. If, however, the Company does not intend to sell the security and it is not more-likely-than-not that it will be required to sell the security before recovery, the Company must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security. If there is a credit loss, the loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income. For equity securities, impairment is considered to be other-than-temporary based on the Company’s ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in net income. The Company regularly reviews each investment security for other-than-temporary impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, the Company’s best estimate of the present value of cash flows expected to be collected from debt securities, the Company’s intention with regard to holding the security to maturity and the likelihood that it would be required to sell the security before recovery.

Securities sold under repurchase agreements

Securities sold under repurchase agreements, which are classified as secured borrowings, generally mature within one year from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company is required to provide collateral based on the value of the underlying cash.

Loans

The Company grants mortgage loans on real estate; commercial and industrial loans; and consumer and other loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans on real estate. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company’s market areas.

Loans are reported at their recorded investment, which is the outstanding principal balance net of any unearned income, such as deferred fees and costs, and charge-offs. Interest on loans is recognized over the term of the loan and is calculated using the interest method on principal amounts outstanding. Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the related loan yield over the contractual term of the loan, adjusted for early pay-offs, where applicable.

The accrual of interest is generally discontinued at the time a loan is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Payments received for loans no longer accruing interest are applied to the unpaid principal balance. Loans greater than 90 days past due may remain on accrual status if the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are charged off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual and past due policies are materially the same for all types of loans.

All interest accrued but not collected for loans that are placed on non-accrual or charged off are reversed against interest income. Any interest received on these loans is accounted for on the cash basis or cost recovery method until qualifying for return to accrual. Generally, a loan is returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured, or it becomes well secured and in the process of collection.

Troubled debt restructuring (“TDR”)

In some situations, for economic or legal reasons related to a borrower’s financial condition, management may grant a concession to a borrower that it would not otherwise consider. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, the related loan is classified as a troubled debt restructuring. Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. Management measures all TDRs for impairment as noted below for impaired loans.

Allowance for loan losses (“ALL”)

The ALL reflects management’s judgment of probable loan losses inherent in the portfolio at the balance sheet date. Management uses a disciplined process and methodology to establish the ALL each quarter. To determine the total ALL, the Company estimates the reserves needed for each homogenous segment of the portfolio, plus any loans analyzed individually for impairment. Considerations include historical experience, the nature and volume of the loan portfolio, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing local and national economic conditions, and internal policies and procedures including credit risk management and underwriting. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as conditions change.

Management employs a risk rating system to evaluate and consistently categorize loan portfolio credit risk. Loans assigned risk rating grades include all commercial loans not secured by real estate, commercial mortgages, residential mortgages greater than $1 million, smaller residential mortgages which are impaired, loans to real estate developers and contractors, consumer loans greater than $250 thousand with chronic delinquency, and troubled debt restructures. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled. Risk grades are evaluated as new information becomes available for each borrowing relationship or at least quarterly. All other loans not specifically assigned a risk rating grade are monitored as a discrete pool of loans generally based on delinquency status. Risk rating categories are as follows:

Pass – Borrower is strong or sound and collateral securing the loan, if any, is adequate.

Watch – Borrower exhibits some signs of financial stress but is generally believed to be a satisfactory customer and collateral, if any, may be in excess of 90% of the loan balance.

Special Mention – Adverse trends in the borrower’s financial position are evident and warrant management’s close attention. Any collateral may not be fully adequate to secure the loan balance.

Substandard – A loan in this category has a well-defined weakness in the primary repayment source that jeopardizes the timely collection of the debt. There is a distinct possibility that a loss may result if the weakness is not corrected.

Doubtful – Default has already occurred and it is likely that foreclosure or repossession procedures have begun or will begin in the near future. Weaknesses make collection or liquidation in full, based on currently existing information, highly questionable and improbable.

Loss – Uncollectible and of such little value that continuance as a bankable asset is not warranted.

The ALL consists of specific, general, and unallocated components. The specific component is determined by identifying impaired loans (as described below) then evaluating each one to calculate the amount of impairment. Impaired loans measured for impairment generally include: (1) non-accruing Special mention, Substandard and Doubtful loans in excess of $250,000; (2) Substandard and Doubtful loans in excess of $500,000; (3) Special Mention loans in excess of $500,000 if any of the loans in the relationship are more than 30 days past due or if the borrower has filed for bankruptcy; and (4) all TDRs. A specific allowance arises when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component collectively evaluates smaller commercial loans, residential mortgages and consumer loans, grouped into segments and classes. Historical loss experience is calculated and applied to each segment or class, then adjusted for qualitative factors. Qualitative factors include changes in the local and national economic outlook, including unemployment, interest rates, inflation rates and real estate trends; the level and trend of past due and nonaccrual loans; strength of policies and procedures; and oversight of credit risk and quality of underwriting. These qualitative adjustments reflect management’s judgment of risks inherent in the segments. An unallocated component is maintained if needed to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Changes in the allowance for loan losses and the related provision expense can materially affect net income.

The specific component of the ALL calculation accounts for the loan loss reserve necessary on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Accrual of interest may or may not be discontinued for any given impaired loan. Impairment is measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Because large groups of smaller balance homogeneous loans are collectively evaluated for impairment, the Company does not generally separately identify smaller balance individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

The general component of the ALL calculation collectively evaluates groups of loans in segments or classes, as noted above. The segments are: (1) Mortgage loans on real estate; (2) Commercial and industrial loans; and (3) Consumer and other loans. The segment for Mortgage loans on real estate is disaggregated into the following classes: (1) Construction, land and land development; (2) Farmland; (3) Residential first mortgages; (4) Residential revolving and junior mortgages; (5) Commercial mortgages (non-owner-occupied); and (6) Commercial mortgages (owner-occupied). Loans in segment 1 are secured by real estate. Loans in segments 2 and 3 are secured by other types of collateral or are unsecured. A given segment or class may not reflect the purpose of a loan. For example, a business owner may provide his residence as collateral for a loan to his company, in which case the loan would be grouped in a residential mortgage class. Historical loss factors are calculated for the prior 19 quarters by segment and class, and then applied to the current balances in each segment and class. Finally, qualitative factors are applied to each segment and class.

Construction and development loans carry risks that the project will not be finished according to schedule or according to budget and the value of the collateral, at any point in time, may be less than the principal amount of the loan. These loans also bear the risk that the general contractor may face financial pressure unrelated to the project. Loans secured by land, farmland and residential mortgages carry the risk of continued credit-worthiness of the borrower and changes in value of the underlying real estate collateral. Commercial mortgages and commercial and industrial loans carry risks associated with the profitable operation of a business and its related cash flows. Additionally, commercial and industrial loans carry risks associated with the value of collateral other than real estate which may depreciate over time. Consumer loans carry risks associated with the continuing credit-worthiness of the borrower and are more likely than real estate loans to be adversely affected by divorce, unemployment, personal illness or bankruptcy of an individual. Consumer loans secured by automobiles carry risks associated with rapidly depreciating collateral. Consumer loans include credit cards, which are unsecured.

The summation of the specific, general and unallocated components results in the total estimated ALL. Management may also include an unallocated component to cover uncertainties in the level of probable losses. This estimate is inherently subjective and actual losses could be greater or less than the estimates.

Additions to the ALL are made by charges to earnings through the provision for loan losses. Charge-offs result from credit exposures deemed to be uncollectible and the ALL is reduced by these. Recoveries of previously charged off amounts are credited back to the ALL. Charge-off policies are materially the same for all types of loans.

Mortgage servicing rights (“MSRs”)

MSRs are included on the consolidated balance sheet and recorded at fair value on an ongoing basis. Changes in the fair value of the MSRs are recorded in the results of operations. A fair value analysis of MSRs is performed on a quarterly basis.

Premises and equipment, net

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the premises and equipment. Estimated useful lives range from 10-40 years for buildings, and from 3-10 years for furniture, fixtures and equipment. Maintenance and repairs are charged to expense as incurred, and major improvements are capitalized.

Other real estate owned, net

Real estate properties acquired through, or in lieu of, loan foreclosure are marketed for sale and are initially recorded at the lesser of the fair value on the date of foreclosure less estimated selling costs or carrying value of the loan. After acquisition, management acquires new valuations at least every two years. Revenue and expenses related to the operation or maintenance of foreclosed properties are included in expenses from foreclosed assets and changes in the valuation allowance are included in other real estate gains (losses).

Goodwill

Goodwill is related to unidentifiable intangible assets arising from the acquisition of five branches during the years 1994 through 2000. Goodwill is tested annually for impairment. If impairment exists, the amount of impairment would result in a charge to expense.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely to be realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties, if any, associated with unrecognized tax benefits are classified as additional income taxes in the statements of income.

The Company evaluates its deferred tax assets quarterly to determine if those assets will be recovered and if a valuation allowance is needed. At December 31, 2015, the Company determined no valuation allowance related to its deferred tax assets was necessary.

Pension benefits

The Company has a non-contributory cash balance benefit pension plan which was frozen in 2012. The plan covers employees who had become vested in the plan by the date it was frozen. The balances for those employees in the plan receive interest credits.

Postretirement benefits

The Company provides certain health care benefits for all retired employees who meet eligibility requirements.

Trust assets and income

Customer assets held by the Trust Company, other than cash on deposit at the Bank, are not included in these financial statements, since such items are not assets of the Bank or the Trust Company. Trust fees are recorded on the accrual basis.

Earnings per share

Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options. Refer to Note 19.

Off-balance-sheet financial instruments

In the ordinary course of business, the Company enters into off-balance-sheet financial agreements such as home equity lines of credit, overdraft protection lines of credit, unsecured lines of credit, commitments under credit card arrangements, construction loan commitments and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Significant group concentration of credit risk

Most of the Company’s business activity is with customers located in the Virginia counties of Lancaster, Northumberland, Richmond, Westmoreland, Middlesex, Chesterfield and Henrico. The Company makes residential, commercial and consumer loans and a significant amount of the loan portfolio is comprised of real estate mortgage loans, which are secured primarily by single-family residences. The adequacy of collateral on real estate mortgage loans is highly dependent on changes in real estate values.

Advertising

Advertising costs are expensed as incurred and totaled $213 thousand and $237 thousand for the years ended December 31, 2015 and 2014, respectively.

Comprehensive income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains or losses on securities available-for-sale and changes in the actuarial gain or loss of the pension and postretirement plans. The cumulative position of the items in comprehensive income resides in shareholders’ equity as accumulated other comprehensive income. Refer to Note 24.

Fair value of financial instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 21. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Stock-based compensation plans

Authoritative accounting guidance requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant. This cost is recognized over the vesting period of the respective awards.

Recent Accounting Pronouncements.

In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-01, Financial Instruments – Overall (Subtopic 825-10) which requires equity investments, other than those accounted for using the equity method, to be measured at fair value through earnings. There will no longer be an available-for-sale classification measured (changes in fair value reported in other comprehensive income) for equity securities with readily determinable fair values. The cost method is also eliminated for equity instruments without a readily determinable fair value. For these investments, companies can elect to record the investment at cost, less impairment, plus or minus subsequent adjustments for observable price changes. This election only applies to equity investments that do not qualify for the net asset value practical expedient. Public companies will be required to use the exit price when measuring the fair value of financial instruments measured at amortized cost for disclosure purposes. In addition, the ASU requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category and form of financial asset. The classification and measurement guidance is effective for periods beginning after December 15, 2017. The Company is evaluating the impact that ASU 2016-01 will have on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction of the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. ASU 2015-03 is effective for periods beginning after December 15, 2015. The Company has adopted the guidance during the second quarter of 2015 and it did not have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendments modify the evaluation reporting organizations must perform to determine if certain legal entities should be consolidated as variable interest entities (“VIEs”). Specifically, the amendments: (1) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; (2) eliminate the presumption that a general partner should consolidate a limited partnership; (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. ASU No. 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. ASU No. 2015-02 is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items. ASU 2015-01 eliminates the concept of extraordinary items. However, the presentation and disclosure requirements for items that are either unusual in nature or infrequent in occurrence remain and will be expanded to include items that are both unusual in nature and infrequent in occurrence. ASU 2015-01 is effective for periods beginning after December 15, 2015. ASU 2015-01 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. This ASU aligns the accounting for repurchase-to-maturity transactions and repurchase agreements executed as a repurchase financing with the accounting for other typical repurchase agreements. The new guidance eliminates sale accounting for repurchase-to-maturity transactions and supercedes the guidance under which a transfer of a financial asset and a contemporaneous repurchase financing could be accounted for on a combined basis as a forward agreement. The amendments in the ASU also require a new disclosure for transactions economically similar to repurchase agreements in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. Additional disclosures will be required for the nature of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The amendments in this ASU are effective for the first interim or annual period beginning after December 15, 2014. However, the disclosure for transactions accounted for as secured borrowings is required to be presented for annual periods beginning after December 15, 2014, and interim periods beginning after March 15, 2015. Early adoption is not permitted. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The amendments in this ASU modify the guidance companies use to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other standards. The ASU requires that entities apply a specific method to recognize revenue reflecting the consideration expected from customers in exchange for the transfer of goods and services. The guidance also requires new qualitative and quantitative disclosures, including information about contract balances and performance obligations. Entities are also required to disclose significant judgments and changes in judgments for determining the satisfaction of performance obligations. Most revenue associated with financial instruments, including interest and loan origination fees, is outside the scope of the guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. The Company is evaluating the impact that ASU 2014-09 will have on its consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-4): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendment clarifies that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, either upon (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. The amendment also requires interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. Companies should apply this amendment for fiscal years and interim periods beginning after December 15, 2014. The Company adopted the new guidance during the first quarter of 2014. The adoption did not have a material impact on the Company’s consolidated financial statements. Disclosures are included in Note 6.

Note 3. Goodwill

The Company has goodwill relating to the purchase of five branches during the years 1994 through 2000. The balance of the goodwill at both December 31, 2015 and 2014, as reflected on the consolidated balance sheets, was $2.8 million. Management determined that these purchases qualified as acquisitions of businesses and that the related unidentifiable intangibles were goodwill. Goodwill is tested annually for impairment. The test performed using financial information as of September 30, 2015 found no impairment. No events occurred between the date of the annual test and December 31, 2015 that would indicate the existence of impairment.

Note 4. Investment Securities

The aggregate amortized cost and fair values of the available-for-sale securities portfolio are as follows:

(Dollars in thousands) Available-for-sale securities December 31, 2015	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate bonds	$3,950	$—	$(5)	$3,945
U.S. Government agencies	21,375	69	(156)	21,288
State and municipal obligations	28,599	313	(55)	28,857
Certificates of deposits	5,704	31	—	5,735

	$59,628	$413	$(216)	$59,825

		Gross	Gross
Available-for-sale securities	Amortized	Unrealized	Unrealized	Fair
December 31, 2014	Cost	Gains	(Losses)	Value
U.S. Government agencies	$16,969	$33	$(37)	$16,965
State and municipal obligations	23,335	226	(160)	23,401
Certificates of deposits	2,232	8	(2)	2,238

	$42,536	$267	$(199)	$42,604

The cost of securities sold is based on actual net cost. Gross realized gains and gross realized losses, as well as proceeds on sales and calls of securities, were as follows:

	For the years ended December 31,
(Dollars in thousands)	2015	2014
Gross realized gains	$68	$8
Gross realized losses	(26)	(33)

Net realized gains (losses)	$42	$(25)

Aggregate proceeds	$13,540	$3,810

The aggregate amortized cost and market values of the investment securities portfolio by contractual maturity at December 31, 2015 are shown below:

(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$4,339	$4,341
Due after one year through five years	27,449	27,516
Due after five through ten years	25,333	25,462
Due after ten years	2,507	2,506

	$59,628	$59,825

Average yields (taxable equivalent) on securities were 2.48% and 2.40% for the years ended December 31, 2015 and 2014, respectively.

Securities with a market value of $8.6 million and $8.5 million at December 31, 2015 and 2014, respectively, were pledged as collateral for repurchase agreements and for other purposes as required by law. As of December 31, 2015 and 2014, all the securities pledged to repurchase agreements were state and municipal obligations. All the repurchase agreements had remaining contractual maturities that were overnight and continuous. Securities sold under repurchase agreements were $7.2 million and $6.0 million as of December 31, 2015 and December 31, 2014, respectively, and included in liabilities on the consolidated balance sheets. The securities pledged to each agreement are reviewed daily and can be changed at the option of the Bank with minimal risk of loss due to fair value.

Securities in an unrealized loss position at December 31, 2015 and 2014, by duration of the unrealized loss, are shown below. The unrealized loss positions were directly related to interest rate movements as there is minimal credit risk exposure in these investments. All agency securities, states and municipal securities and certificates of deposit are investment grade or better and their losses are considered temporary. The corporate bonds are subordinated debt notes issued by financial institutions. Management does not intend to sell the securities and does not expect to be required to sell the securities. All amortized cost bases are expected to be recovered. Bonds with unrealized loss positions at December 31, 2015 included five federal agencies, one corporate bond and 17 municipals. Bonds with unrealized loss positions at December 31, 2014 included 29 municipals, 13 federal agencies and three certificates of deposit.

(Dollars in thousands) December 31, 2015	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
Corporate bonds	$495	$(5)	$—	$—	$495	$(5)
U.S. Government agencies	13,871	(141)	1,619	(15)	15,490	(156)
States and municipal obligations	2,566	(17)	3,281	(38)	5,847	(55)

Total temporarily impaired securities	$16,932	$(163)	$4,900	$(53)	$21,832	$(216)

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2014	Value	Loss	Value	Loss	Value	Loss
U.S. Government agencies	$1,499	$(4)	$3,532	$(33)	$5,031	$(37)
States and municipal obligations	412	(5)	9,006	(155)	9,418	(160)
Certificates of deposit	742	(2)	—	—	742	(2)

Total temporarily impaired securities	$2,653	$(11)	$12,538	$(188)	$15,191	$(199)

The following table summarizes cumulative credit-related other-than temporary impairment losses recognized on the one auction rate security held by the Company (no other-than-temporary-impairment was recognized for the years ended December 31, 2015 and 2014):

For the year ended
(Dollars in thousands)	December 31, 2014
Balance, beginning of the period	$288
Impairment losses recognized during the period	—
Realized losses from sales	(288)

Balance, end of period	$—

The Company held one South Carolina Student Loan Corporation auction rate security with a face amount of $1.2 million. During the second quarter of 2013, the South Carolina Student Loan Corporation made a tender and exchange offer with regards to these auction rate securities with the provision that 50% of the security holders were required to accept the tender offer in order for it to be consummated. The tender offer was not accepted by the required 50% of security holders. As a result of the tender and exchange offer, the Company determined that the value of this auction rate security was other than temporarily impaired. The market value of the security was estimated based on Level 3 inputs (refer to Note 21). The Company recognized an other-than-temporary impairment charge of $288 thousand in income related to this security during 2013. In the first quarter of 2014, the Company sold this auction rate security for $912 thousand.

The Company’s investment in Federal Home Loan Bank of Atlanta (“FHLB”) stock totaled $2.0 million and $1.9 million at December 31, 2015 and December 31, 2014, respectively, and are included in restricted securities on the consolidated balance sheets. The Company also had an investment in Federal Reserve Bank of Richmond (“FRB”) stock which totaled $505 thousand and $382 thousand at December 31, 2015 and December 31, 2014. The investments in both FHLB and FRB stock are required investments related to the Bank’s membership with the FHLB and FRB. These securities do not have a readily determinable fair value as their ownership is restricted, and they lack an active market for trading. Additionally, per charter provisions related to the FHLB and FRB stock, all repurchase transactions of such stock must occur at par. Accordingly, these securities are carried at cost, and are periodically evaluated for impairment. The Company’s determination as to whether its investment in FHLB and FRB stock is impaired is based on management’s assessment of the ultimate recoverability of its par value rather than recognizing temporary declines in its value. The determination of whether the decline affects the ultimate recoverability of the investments is influenced by available information regarding various factors. These factors include, among others, the significance of the decline in net assets of the issuing banks as compared to the capital stock amount reported by these banks, and the length of time a decline has persisted; commitments by such banks to make payments required by law or regulation and the level of such payments in relation to the operating performance of the issuing bank; and the overall liquidity position of the issuing bank. Based on its most recent analysis of publicly available information regarding the financial condition of the issuing banks, management concluded that no impairment existed in the carrying value of FHLB and FRB stock.

Note 5. Loans

The following is a summary of the balances of loans:

(Dollars in thousands)	December 31, 2015	December 31, 2014
Mortgage loans on real estate:
Construction, Land and Land Development	$42,129	$43,048
Farmland	1,030	1,128
Commercial Mortgages (Non-Owner Occupied)	29,086	20,534
Commercial Mortgages (Owner Occupied)	43,956	33,326
Residential First Mortgages	164,405	135,267
Residential Revolving and Junior Mortgages	26,497	25,400
Commercial and Industrial loans	35,104	34,002
Consumer Loans	5,015	5,349

Total loans	347,222	298,054
Net unamortized deferred loan costs	324	393
Allowance for loan losses	(4,223)	(3,205)

Loans, net	$343,323	$295,242

The recorded investment in past due and non-accruing loans is shown in the following table. A loan past due by 90 days or more is generally placed on nonaccrual, unless it is both well secured and in the process of collection.

		90 Days or
	30-89	More Past		Total Past
(Dollars in thousands)	Days	Due and		Due and		Total
December 31, 2015	Past Due	Still Accruing	Nonaccruals	Nonaccruals	Current	Loans
Mortgage Loans on Real Estate:
Construction, Land and Land Development	$93	$—	$672	$765	$41,364	$42,129
Farmland	—	—	—	—	1,030	1,030
Commercial Mortgages (Non-Owner Occupied)	264	—	—	264	28,822	29,086
Commercial Mortgages (Owner Occupied)	133	—	2,350	2,483	41,473	43,956
Residential First Mortgages	1,304	—	2,841	4,145	160,260	164,405
Residential Revolving and Junior Mortgages	70	—	277	347	26,150	26,497
Commercial and Industrial	10	—	285	295	34,809	35,104
Consumer Loans	32	11	8	51	4,964	5,015

Total	$1,906	$11	$6,433	$8,350	$338,872	$347,222

		90 Days or
	30-89	More Past		Total Past
	Days	Due and		Due and		Total
December 31, 2014	Past Due	Still Accruing	Nonaccruals	Nonaccruals	Current	Loans
Mortgage Loans on Real Estate:
Construction, Land and Land Development	$64	$—	$669	$733	$42,315	$43,048
Farmland	—	—	—	—	1,128	1,128
Commercial Mortgages (Non-Owner Occupied)	—	—	—	—	20,534	20,534
Commercial Mortgages (Owner Occupied)	—	—	566	566	32,760	33,326
Residential First Mortgages	1,270	—	359	1,629	133,638	135,267
Residential Revolving and Junior Mortgages	6	—	31	37	25,363	25,400
Commercial and Industrial	96	—	228	324	33,678	34,002
Consumer Loans	66	14	101	181	5,168	5,349

Total	$1,502	$14	$1,954	$3,470	$294,584	$298,054

Note 6. Allowance for Loan Losses

A disaggregation of and an analysis of the change in the allowance for loan losses by segment is shown below.

	Mortgage	Commercial	Consumer
	Loans on	and	and other
(Dollars in thousands)	Real Estate	Industrial	Loans	Total
For the Twelve Months Ended December 31, 2015
Beginning Balance	$2,778	$323	$104	$3,205
(Charge-offs)	(521)	(9)	(128)	(658)
Recoveries	27	—	52	79
Provision	1,218	285	94	1,597

Ending Balance	$3,502	$599	$122	$4,223

Individually evaluated for impairment	$1,256	$278	$—	$1,534
Collectively evaluated for impairment	2,246	321	122	2,689

	Mortgage	Commercial	Consumer
	Loans on	and	and Other
(Dollars in thousands)	Real Estate	Industrial	Loans	Total
For the Twelve Months Ended December 31, 2014
Beginning Balance	$2,465	$256	$204	$2,925
(Charge-offs)	(313)	—	(79)	(392)
Recoveries	36	—	25	61
Provision	590	67	(46)	611

Ending Balance	$2,778	$323	$104	$3,205

Individually evaluated for impairment	$665	$—	$11	$676
Collectively evaluated for impairment	2,113	323	93	2,529

Loan receivables evaluated for impairment individually and collectively by segment as of December 31, 2015 and 2014 are as follows:

	Mortgage	Commercial	Consumer
(Dollars in thousands)	Loans	and	and Other
	on Real Estate	Industrial	Loans	Total
As of December 31, 2015
Individually evaluated for impairment	$10,542	$284	$—	$10,826
Collectively evaluated for impairment	296,561	34,820	5,015	336,396

Total Gross Loans	$307,103	$35,104	$5,015	$347,222

As of December 31, 2014
Individually evaluated for impairment	$6,842	$—	$16	$6,858
Collectively evaluated for impairment	251,861	34,002	5,333	291,196

Total Gross Loans	$258,703	$34,002	$5,349	$298,054

Internal risk rating grades are shown in the following table.

	Construction,		Commercial	Commercial
	Land and		Mortgages	Mortgages	Commercial
(Dollars in thousands)	Land		(Non-Owner	(Owner	and
As of December 31, 2015	Development	Farmland	Occupied)	Occupied)	Industrial	Total
Grade:
Pass	$34,692	$1,030	$24,258	$33,023	$29,383	$122,386
Watch	5,337	—	4,564	4,968	5,202	20,071
Special mention	1,119	—	—	2,687	148	3,954
Substandard	981	—	264	3,278	371	4,894
Doubtful	—	—	—	—	—	—

Total	$42,129	$1,030	$29,086	$43,956	$35,104	$151,305

	Construction,		Commercial	Commercial
	Land and		Mortgages	Mortgages	Commercial
	Land		(Non-Owner	(Owner	and
As of December 31, 2014	Development	Farmland	Occupied)	Occupied)	Industrial	Total
Grade:
Pass	$34,913	$1,128	$16,426	$23,967	$31,041	$107,475
Watch	5,649	—	3,770	4,430	2,492	16,341
Special mention	1,403	—	—	2,789	154	4,346
Substandard	1,083	—	338	2,140	315	3,876
Doubtful	—	—	—	—	—	—

Total	$43,048	$1,128	$20,534	$33,326	$34,002	$132,038

Loans not assigned internal risk rating grades are comprised of smaller residential mortgages and smaller consumer loans. Payment activity of these loans is reviewed monthly by management. However, some of these loans are graded when the borrower’s total exposure to the Bank exceeds the limits noted above. Loans are considered to be nonperforming when they are delinquent by 90 days or more or non-accruing and credit risk is primarily evaluated by delinquency status, as shown in the table below.

		Residential
(Dollars in thousands)	Residential	Revolving
As of December 31, 2015	First	and Junior	Consumer
PAYMENT ACTIVITY STATUS	Mortgages(1)	Mortgages(2)	Loans(3)	Total
Performing	$161,564	$26,220	$4,996	$192,780
Nonperforming	2,841	277	19	3,137

Total	$164,405	$26,497	$5,015	$195,917

		Residential
	Residential	Revolving
As of December 31, 2014	First	and Junior	Consumer
PAYMENT ACTIVITY STATUS	Mortgages(4)	Mortgages(5)	Loans(6)	Total
Performing	$134,908	$25,369	$5,234	$165,511
Nonperforming	359	31	115	505

Total	$135,267	$25,400	$5,349	$166,016

Notes:

(1)	Residential First Mortgages which have been assigned a risk rating grade of Substandard totaled $3.9 million as of December 31, 2015.
(2)	Residential Revolving and Junior Mortgages which have been assigned a risk rating grade of Substandard totaled $372 thousand as of December 31, 2015.
(3)	No Consumer Loans have been assigned a risk rating grade of Substandard as of December 31, 2015.
(4)	Residential First Mortgages which have been assigned a risk rating grade of Substandard totaled $2.1 million as of December 31, 2014.
(5)	Residential Revolving and Junior Mortgages which have been assigned a risk rating grade of Substandard totaled $219 thousand as of December 31, 2014.
(6)	Consumer Loans which have been assigned a risk rating grade of Substandard totaled $1 thousand as of December 31, 2014.

The following tables show the Company’s recorded investment and the customers’ unpaid principal balances for impaired loans, with the associated allowance amount, if applicable, as of December 31, 2015 and 2014, along with the average recorded investment and interest income recognized for the years ended December 31, 2015 and 2014.

(Dollars in thousands)	As of December 31, 2015			As of December 31, 2014
	Recorded	Customers’ Unpaid	Related	Recorded	Customers’ Unpaid	Related
IMPAIRED LOANS	Investment	Principal Balance	Allowance	Investment	Principal Balance	Allowance
With no related allowance:
Construction, Land and Land Development	$445	$451	$—	$450	$452	$—
Residential First Mortgages	3,130	3,166	—	1,568	1,584	—
Residential Revolving and Junior Mortgages(1)	233	233	—	50	50	—
Commercial Mortgages (Non-owner occupied)	264	264	—	264	264	—
Commercial Mortgages (Owner occupied)	1,352	1,390	—	1,887	1,916	—
Commercial and Industrial	—	—	—	—	—	—
Consumer(2)	—	—	—	5	5	—

	5,424	5,504	—	4,224	4,271	—

With an allowance recorded:
Construction, Land and Land Development	262	290	120	277	292	144
Residential First Mortgages	2,507	2,507	308	2,173	2,173	437
Residential Revolving and Junior Mortgages(1)	258	259	150	173	173	84
Commercial Mortgages (Non-owner occupied)	—	—	—	—	—	—
Commercial Mortgages (Owner occupied)	2,091	2,348	678	—	—	—
Commercial and Industrial	284	285	278	—	—	—
Consumer(2)	—	—	—	11	11	11

	5,402	5,689	1,534	2,634	2,649	676

Total Impaired Loans:
Construction, Land and Land Development	707	741	120	727	744	144
Residential First Mortgages	5,637	5,673	308	3,741	3,757	437
Residential Revolving and Junior Mortgages(1)	491	492	150	223	223	84
Commercial Mortgages (Non-owner occupied)	264	264	—	264	264	—
Commercial Mortgages (Owner occupied)	3,443	3,738	678	1,887	1,916	—
Commercial and Industrial	284	285	278	—	—	—
Consumer(2)	—	—	—	16	16	11

	$10,826	$11,193	$1,534	$6,858	$6,920	$676

Notes:

(1)	Junior mortgages include equity lines.
(2)	Includes credit cards.

	For the Year Ended		For the Year Ended
	December 31, 2015		December 31, 2014
	Average	Interest	Average	Interest
	Recorded	Income	Recorded	Income
(Dollars in thousands)	Investment	Recognized	Investment	Recognized
With no related allowance:
Construction, Land and Land Development	$448	$—	$451	$3
Residential First Mortgages	2,077	74	1,148	49
Residential Revolving and Junior Mortgages(1)	87	5	10	—
Commercial Mortgages (Non-owner occupied)	264	16	264	16
Commercial Mortgages (Owner occupied)	1,099	28	1,911	79
Commercial and Industrial	—	—	—	—
Consumer(2)	—	—	6	—

	3,975	123	3,790	147

With an allowance recorded:
Construction, Land and Land Development	270	5	168	4
Residential First Mortgages	1,900	90	2,184	100
Residential Revolving and Junior Mortgages(1)	204	11	174	9
Commercial Mortgages (Non-owner occupied)	—	—	—	—
Commercial Mortgages (Owner occupied)	1,343	39	—	—
Commercial and Industrial	130	2	—	—
Consumer(2)	—	—	24	2

	3,847	147	2,550	115

Total
Construction, Land and Land Development	718	5	619	7
Residential First Mortgages	3,977	164	3,332	149
Residential Revolving and Junior Mortgages(1)	291	16	184	9
Commercial Mortgages (Non-owner occupied)	264	16	264	16
Commercial Mortgages (Owner occupied)	2,442	67	1,911	79
Commercial and Industrial	130	2	—	—
Consumer(2)	—	—	30	2

	$7,822	$270	$6,340	$262

Notes:

(1)	Junior mortgages include equity lines.
(2)	Includes credit cards.

Smaller non-accruing loans and non-accruing loans that are not graded because they are included in homogenous pools generally do not meet the criteria for impairment testing, and are therefore excluded from impaired loan disclosures. At December 31, 2015 and 2014, non-accruing loans excluded from impaired loan disclosure totaled $95 thousand and $663 thousand, respectively. If interest on these non-accruing loans had been accrued, such income would have approximated $5 thousand and $32 thousand during the years ended December 31, 2015 and 2014, respectively.

Loans modified as TDRs are considered impaired and are individually evaluated for the amount of impairment in the ALL. The following table presents, by segments of loans, information related to loans modified as TDRs during the years ended December 31, 2015 and 2014.

	For the Year Ended			For the Year Ended
	December 31, 2015			December 31, 2014
		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification
(Dollars in thousands)		Outstanding	Outstanding		Outstanding	Outstanding
	Number of	Recorded	Recorded	Number of	Recorded	Recorded
TROUBLED DEBT RESTRUCTURINGS	Loans	Investment	Investment	Loans	Investment	Investment
Construction, land and land development(1)	—	$—	$—	2	$282	$277
Residenital first mortages(1)	2	988	986	—	—	—
Residential revolving and junior mortgages(1)	—	—	—	1	50	50
Commercial mortgages (Owner occupied)(2)	1	105	124	—	—	—

Notes:

(1)	Modifications were an extension of the loan terms.
(2)	Modifications were capitalization of the interest.

	For the Year Ended		For the Year Ended
	December 31, 2015		December 31, 2014
TROUBLED DEBT RESTRUCTURINGS	Number of	Recorded	Number of	Recorded
THAT SUBSEQUENTLY DEFAULTED	Loans	Investment	Loans	Investment
Residential revolving and junior mortgages	—	$—	1	$75
Commercial mortgages (Owner occupied)	1	124	2	255

Of the TDRs restructured in 2015 and 2014 which did not subsequently default, all are performing. The loan that defaulted in 2015 was charged-off. Of the three loans that defaulted in 2014, one loan in the amount of $75 thousand was charged-off. There were 16 TDRs with an aggregate balance of $3.5 million and 14 TDRs with an aggregate balance of $2.5 million outstanding as of December 31, 2015 and December 31, 2014.

Note 7. Other Real Estate Owned, Net

Other real estate owned (“OREO”) is presented net of a valuation allowance for losses. An analysis of the valuation allowance on OREO is shown below.

	Years ended
	December 31,
(Dollars in thousands)	2015	2014
Balance, beginning of year	$626	$538
Provision for losses	288	235
Charge-offs	(293)	(147)

Balance, end of period	$621	$626

Expenses applicable to OREO include the following:

	Years ended
	December 31,
(Dollars in thousands)	2015	2014
Net loss on sales of real estate	$107	$92
Provision for losses	288	235
Operating expenses, net of income	68	131

Total expenses	$463	$458

The following table details the properties included in OREO as of December 31, 2015 and December 31, 2014. There were no collateralized consumer residential mortgage loans in the process of foreclosure as of December 31, 2015.

	As of December 31, 2015		As of December 31, 2014
	No. of	Carrying	No. of	Carrying
(Dollars in thousands)	Properties	Value	Properties	Value
Residential	3	$540	10	$1,559
Land lots	7	413	13	587
Convenience store	2	191	2	234
Restaurant	1	55	1	107
Commercial properties	3	671	1	304

Total	16	$1,870	27	$2,791

Included in other assets as of December 31, 2015, is one residential property purchased in 2013 from a related party with a value of $724 thousand and a former branch, which was closed April 30, 2015, with a value of $403 thousand. Included in other assets as of December 31, 2014 is the aforementioned residential property with a value of $771 thousand.

Note 8. Premises and Equipment, net

Components of premises and equipment included in the balance sheets at December 31, 2015 and 2014 were as follows:

	2015	2014
(Dollars in thousands)
Land and improvements	$2,350	$2,004
Buildings and improvements	12,232	13,032
Furniture and equipment	10,069	9,703

Total cost	24,651	24,739
Less accumulated depreciation	(13,005)	(12,857)

Premises and equipment, net	$11,646	$11,882

Depreciation expense for the years ended December 31, 2015 and 2014 totaled $998 thousand and $792 thousand, respectively.

Note 9. Deposits

The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2015 and 2014 was $20.3 million and $16.5 million, respectively.

At December 31, 2015, the scheduled maturities of time deposits are as follows (in thousands):

2016	$56,692
2017	12,717
2018	36,506
2019	4,397
2020	17,076
Thereafter	—

$127,388

At December 31, 2015 and 2014, overdraft demand deposits reclassified to loans totaled $56 thousand and $85 thousand, respectively.

At December 31, 2015 and 2014, the Company had wholesale deposits of $15.5 million and $8.0 million, respectively.

Note 10. Employee Benefit Plans

The Company has a non-contributory, cash balance pension plan for employees who were vested in the plan as of December 31, 2012 when it was frozen. Each participant’s account balance grows based on monthly interest credits. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The Company sponsors a postretirement benefit plan covering current and future retirees who acquire age 55 and 10 years of service or age 65 and 5 years of service. The postretirement benefit plan provides coverage toward a retiree’s eligible medical and life insurance benefits expenses.

The following tables provide the reconciliation of changes in the benefit obligations and fair value of assets and a statement of funded status for the pension plan and postretirement plan of the Company. In 2014, the $755 thousand net loss related to pension benefits and the $130 thousand net loss related to post retirement benefits was primarily due to the increase in the discount rate assumption to 4% in 2014 from 5% in 2013 and longer assumed lives of participants resulting from updated mortality tables for 2014.

	Pension Benefits		Postretirement Benefits
(Dollars in thousands)	2015	2014	2015	2014
Change in benefit obligation
Benefit obligation, beginning of year	$3,546	$2,737	$771	$607
Service cost	—	—	23	15
Interest cost	131	142	30	30
Actuarial loss (gain)	(104)	721	(147)	130
Benefit payments	(85)	(54)	(9)	(11)
Settlement gain	—	—	—	—

Benefit obligation, end of year	3,488	3,546	668	771

Change in plan assets
Fair value of plan assets, beginning of year	2,897	2,820	—	—
Actual return on plan assets	(6)	131	—	—
Employer contributions	—	—	9	11
Benefits payments	(85)	(54)	(9)	(11)

Fair value of plan assets, end of year	2,806	2,897	—	—

Funded status at the end of the year	$(682)	$(649)	$(668)	$(771)

Amounts recognized in accumulated other comprehensive loss (income)
Net loss (gain)	$1,402	$1,380	$(65)	$83
Prior service cost	—	—	—	—
Net obligation at transition	—	—	—	—

Amount recognized	$1,402	$1,380	$(65)	$83

Components of net periodic benefit cost (gain)
Service cost	$—	$—	$23	$15
Interest cost	131	142	30	30
Expected (return) on plan assets	(196)	(202)	—	—
Amortization of prior service cost	—	—	—	—
Amortization of net obligation at transition	—	—	—	—
Recognized net loss due to settlement	—	—	—	—
Recognized net actuarial loss	76	37	—	—

Net periodic benefit (gain) cost	11	(23)	53	45

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive (income) loss
Net loss (gain)	22	755	(147)	130
Amortization of prior service cost	—	—	—	—
Amortization of net obligation at transition	—	—	—	—

Total recognized in other comprehensive loss/(income)	22	755	(147)	130

Total recognized in net periodic benefit cost and other comprehensive loss/(income)	$33	$732	$(94)	$175

Weighted-average assumptions as of December 31:	2015	2014	2015	2014
Discount rate used for Net Periodic Pension Cost	4.00%	5.00%	4.00%	5.00%
Discount Rate used for Disclosure	4.25%	4.00%	4.25%	4.00%
Expected return on plan assets	7.50%	7.50%	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A
Rate of compensation increase for net periodic pension cost	N/A	N/A	N/A	N/A
Expected future interest crediting rate	3.00%	3.00%	N/A	N/A

The accumulated benefit obligation for the cash balance pension plan was $3.5 million at both December 31, 2015 and 2014, respectively.

Estimated future benefit payments for the pension and postretirement plans are as follows (in thousands):

	Pension	Postretirement
2016	$509	$18
2017	209	20
2018	38	22
2019	362	24
2020	410	27
2021 and thereafter	1,381	170

Long-term rate of return. The pension plan sponsor selects the assumption for the expected long-term rate of return on assets in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The fair value of the Company’s pension plan assets by asset category are as follows:

(Dollars in thousands)		Fair Value Measurements at December 31, 2015 Using
Description	Balance	Level 1	Level 2	Level 3
Defined benefit plan assets:
Cash and cash equivalents	$3	$3	$—	$—
Mutual funds - fixed income	1,119	1,119	—	—
Mutual funds - equity	1,684	1,684	—	—

Total defined benefit plan assets	$2,806	$2,806	$—	$—

		Fair Value Measurements at December 31, 2014 Using
Description	Balance	Level 1	Level 2	Level 3
Defined benefit plan assets:
Cash and cash equivalents	$4	$4	$—	$—
Mutual funds - fixed income	1,139	1,139	—	—
Mutual funds - equity	1,754	1,754	—	—

Total defined benefit plan assets	$2,897	$2,897	$—	$—

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equities. The investment manager of the fund selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan’s investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

In November 2015, the Company announced a voluntary early retirement plan to employees over 55 years of age and with a minimum of 10 years of service. There were five employees who elected to participate in the plan with a total cost of $134 thousand recognized during 2015.

The Company expects to make no contributions to its pension plan for the 2016 plan year.

Postretirement benefits plan. For measurement purposes, the assumed annual rate of increase in per capita health care costs of covered benefits is 8% in 2016, 8% in 2017, 6% in 2018, 6% in 2019, and 5% in 2020 and thereafter. If assumed health care cost trend rates were increased by one percentage point each year, the accumulated postretirement benefit obligation at December 31, 2015 would be unchanged and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2015 would be increased by $36. If assumed health care cost trend rates were decreased by one percentage point each year, the accumulated postretirement benefit obligation at December 31, 2015 would be unchanged and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2015 would be decreased by $33.

The Company expects to contribute $18 thousand to its postretirement plan in 2016. In addition, as of December 31, 2015 and 2014, the Company paid approximately $9 thousand and $11 thousand, respectively, for employees who retired.

401(k) retirement plan. Substantially all employees are eligible to participate in the Company’s 401(k) retirement plan beginning the first of the month following their hire date. Prior to August 14, 2014, employees were eligible to participate in the plan after six months of service. Employees may contribute up to the maximum established by the Internal Revenue Service. As of March 15, 2015, employees are eligible to participate the month following their hire date and the Company matches 100% of the first 3% and 50% of the next 3% of an employee’s contributions. Additional contributions can be made at the discretion of the Company’s Board of Directors. Contributions to this plan amounted to $176 thousand and $110 thousand for the years ended December 31, 2015 and 2014, respectively.

Note 11. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company offers various financial products to its customers to meet their credit and liquidity needs. These instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Company, is based on credit evaluation of the customer.

Subject to its normal credit standards and risk monitoring procedures, the Company makes contractual commitments to extend credit. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2015 and 2014, the Company had outstanding loan commitments approximating $42.7 million and $36.4 million, respectively.

Conditional commitments are issued by the Company in the form of performance stand-by letters of credit, which guarantee the performance of a customer to a third party. At December 31, 2015 and 2014, commitments under outstanding performance stand-by letters of credit aggregated $473 thousand and $355 thousand, respectively. The credit risk of issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Note 12. Restrictions on Cash and Due from Banks

The Board of Governors of the Federal Reserve System (the “Federal Reserve”) requires banks to maintain cash reserves against certain categories of deposit liabilities. At both December 31, 2015 and 2014, the aggregate amount of daily average required reserves for the final weekly reporting period was $25 thousand.

Note 13. Other Borrowings

Securities sold under repurchase agreements were $7.2 million and $6.0 million as of December 31, 2015 and December 31, 2014, respectively, and included in liabilities on the consolidated balance sheets. Securities sold under agreements to repurchase are secured transactions with customers, generally mature the day following the day sold and can be changed at the option of the Bank with minimal risk of loss due to fair value. During 2015 and 2014, the average rates of the repurchase agreements were 0.15% and 0.12%, respectively. Unused lines of credit with nonaffiliated banks, excluding FHLB, totaled $21.5 million and $20.3 million as of December 31, 2015 and 2014, respectively. Draws upon these lines have time limits varying from two to four consecutive weeks. The banks providing these lines can change the interest rates on these lines daily. The lines renew annually and are tested periodically each year.

Note 14. Debt

As of December 31, 2015 and December 31, 2014, the Bank had $40 million and $35 million of outstanding FHLB debt, respectively, consisting of seven and six advances, respectively. A $5 million advance with a LIBOR-based floating rate, which matured in May 2015, was replaced with a $5 million fixed rate advance, which matured in February 2016. In June 2015, a $5 million fixed rate advance was replaced with a $5 million LIBOR-based floating rate advance maturing in September 2016, and a $5 million fixed rate advance was repaid. An advance matured on October 20, 2015 and was replaced with a $5 million, 0.52% fixed rate credit advance maturing on October 20, 2016. In December 2015, two new $5 million fixed rate advances which mature in 2017 were drawn. The advance that matured on February 22, 2016 was paid off.

The seven advances are shown in the following table.

			Current	Maturity
Description	Balance	Originated	Interest Rate	Date
Adjustable Rate Hybrid	$10,000,000	4/12/2013	2.70060%	4/13/2020
Fixed Rate Credit	5,000,000	10/20/2014	0.47000%	4/20/2016
Fixed Rate Credit	5,000,000	5/20/2015	0.37000%	2/22/2016
Adjustable Rate Credit	5,000,000	6/18/2015	0.55250%	9/19/2016
Fixed Rate Credit	5,000,000	10/20/2015	0.52000%	10/20/2016
Fixed Rate Credit	5,000,000	12/21/2015	0.99000%	6/15/2017
Fixed Rate Credit	5,000,000	12/22/2015	1.08000%	9/15/2017

	$40,000,000

Advances on the FHLB lines are secured by a blanket lien on qualified 1 to 4 family residential real estate loans. Immediate available credit, as of December 31, 2015, was $40.5 million against a total line of credit of $84.5 million.

As of December 31, 2015 and December 31, 2014, the Company had $40.0 million and $35.0 million, respectively, in FHLB debt outstanding with a weighted average interest rate of 1.17% and 0.96%, respectively.

Subordinated Debt

On May 28, 2015, the Company entered into a Purchase Agreement with 29 accredited investors under which the Company issued an aggregate of $7,000,000 of subordinated notes (the “Notes”) to the accredited investors. The Notes have a maturity date of May 28, 2025. The Notes bear interest, payable on the 1st of March and September of each year, commencing September 1, 2015, at a fixed interest rate of 6.50% per year. The Notes are not convertible into common stock or preferred stock, and are not callable by the holders. The Company has the right to redeem the Notes, in whole or in part, without premium or penalty, at any interest payment date on or after May 28, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of the Company, the holder of a Note may declare the principal amount of the

Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of the Company and will rank junior in right of payment to the Company’s existing and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory reporting.

(Dollars in thousands)	Balance as of
December 31, 2015
6.5% Subordinated Debt	$7,000
Less: Issuance costs	(156)

$6,844

Note 15. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Virginia. The Commonwealth of Virginia does not charge an income tax for regulated banking institutions.

The (benefit) expense for income taxes consisted of the following (in thousands):

Year ended December 31,	2015	2014
Current	$303	$499
Deferred	(490)	58

	$(187)	$557

The reasons for the differences between the statutory Federal income tax rates and the effective tax rates are summarized as follows:

	2015	2014
Statutory rate	34.0%	34.0%
Increase (decrease) resulting from:
Tax exempt interest	-116.9%	-8.3%
Bank owned life insurance	-46.8%	-3.1%
Other, net	25.5%	0.7%

	-104.2%	23.3%

The components of the net deferred tax assets and liabilities included in other liabilities are as follows (in thousands):

December 31,	2015	2014
Deferred tax assets
Allowance for loan losses	$985	$661
Interest on non-accrual loans	89	47
Other real estate	419	397
Pension plan	233	222
Postretirement benefits	227	262
Deferred compensation	162	141
Stock-based compensation	31	25
Other	20	11

Total deferred tax assets	2,166	1,766

Deferred tax liabilities
Unrealized gains on available-for-sale securities	(55)	(23)
Depreciation	(171)	(218)
Amortization of goodwill	(955)	(928)
Net deferred loan fees and costs	(110)	(134)
Other	(64)	(67)

Total deferred tax (liabilities)	(1,355)	(1,370)

Net deferred tax assets	$811	$396

Note 16. Regulatory Requirements and Restrictions

The Company (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the Commonwealth of Virginia and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy required the Company and the Bank during 2015 to maintain minimum amounts and ratios (set forth in the table below) of total common equity Tier 1 and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that as of December 31, 2015 and 2014, the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2015, the most recent notification from the Federal Reserve categorized the Bank as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized on such date, an institution must maintain minimum total risk-based, common equity Tier 1 risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

In July 2013, the Federal Reserve issued final rules that made technical changes to its capital rules to align them with the Basel III regulatory capital framework and meet certain requirements of the Dodd-Frank Act. Effective January 1, 2015, the final rules require the Bank to comply with the following minimum capital ratios: (i) a new Common Equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6.0% of risk-weighted assets (increased from the prior requirement of 4.0%); (iii) a total capital ratio of 8.0% of risk-weighted assets (unchanged from the prior requirement); and (iv) a leverage ratio of 4.0% of total assets (unchanged from the prior requirement). The following additional capital requirements related to the capital conservation buffer will be phased in over a four year period beginning January 1, 2016. When fully phased in on January 1, 2019, the rules will require the Bank to maintain (i) a minimum ratio of Common Equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% Common Equity Tier 1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of Common Equity Tier 1 to risk-weighted assets of at least 7.0% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation), and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets. The capital conservation buffer requirement will be phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing by the same amount each year until fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2015 and December 31, 2014, are presented in the following tables:

					Minimum
					To Be Well
					Capitalized Under
			Minimum		Prompt Corrective
	Actual		Capital Requirement		Action Provisions
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2015:
Total Risk Based Capital (to Risk Weighted Assets)
Consolidated	$49,305	15.54%	$25,380	8.00%	N/A	N/A
Bank of Lancaster	42,923	13.64%	25,176	8.00%	$31,471	10.0%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	38,492	12.13%	19,035	6.00%	N/A	N/A
Bank of Lancaster	38,986	12.39%	18,882	6.00%	$25,176	8.0%
Common Equity Tier 1 Capital (to Risk Weighted Assets)
Consolidated	38,492	12.13%	14,276	4.50%	N/A	N/A
Bank of Lancaster	38,986	12.39%	14,162	4.50%	$20,456	6.5%
Tier 1 Capital (to Average Assets)
Consolidated	38,492	8.84%	17,420	4.00%	N/A	N/A
Bank of Lancaster	38,986	9.11%	17,125	4.00%	$21,406	5.0%

					Minimum
					To Be Well
					Capitalized Under
			Minimum		Prompt Corrective
	Actual		Capital Requirement		Action Provisions
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2014:
Total Risk Based Capital (to Risk Weighted Assets)
Consolidated	$41,445	15.02%	$22,074	8.00%	N/A	N/A
Bank of Lancaster	36,446	13.30%	21,927	8.00%	$27,409	10.0%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	38,240	13.86%	11,037	4.00%	N/A	N/A
Bank of Lancaster	33,241	12.13%	10,964	4.00%	$16,445	6.0%
Tier 1 Capital (to Average Assets)
Consolidated	38,240	10.36%	14,770	4.00%	N/A	N/A
Bank of Lancaster	33,241	9.07%	14,664	4.00%	$18,329	5.0%

Bank Dividends

One source of funds available to the Company is the payment of dividends by the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval from the Bank’s regulators.

Note 17. Employee Stock Ownership Plan

The Company has a noncontributory Employee Stock Ownership Plan (“ESOP”) for the benefit of all eligible employees who have completed twelve months of service and who have attained the age of 21 years. Contributions to the plan are at the discretion of the Company’s Board of Directors. Contributions are allocated proportionately based on the covered compensation of each participant compared to the aggregate covered compensation of all participants for the plan year. Allocations are limited to 25% of eligible participant compensation. Participant accounts are 30% vested after two years, 40% vested after three years with vesting increasing 20% each year thereafter, until 100% vested. The plan had 122,522 allocated shares as of December 31, 2015. Contributions to the plan were $50 thousand and $3 thousand in 2015 and 2014, respectively. There were no dividends on the Company’s stock held by the ESOP in 2015 and 2014. Shares held by the ESOP are considered outstanding for purposes of computing earnings per share.

Note 18. Stock-Based Compensation Plans

On June 28, 2013, the Company registered a new stock-based compensation plan with the Securities and Exchange Commission, which suspended all other plans. There are 349,500 shares available for grant under this plan at December 31, 2015. Unissued shares are generally used for exercises of stock options and restricted stock grants.

Stock-based compensation expense related to stock awards during 2015 and 2014 was $63 thousand and $20 thousand, respectively. There was no unrecognized compensation expense related to stock options as of December 31, 2015. A total of 28,500 options and 7,000 options were granted and vested during 2015 and 2014, respectively. Compensation expense for stock options is the estimated fair value of options granted using the Black-Scholes Model amortized on a straight-line basis over the vesting period of the award. The expected volatility is based on historical volatility of the Company’s stock price. The risk-free interest rates for the periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The fair value of options granted during 2015 was $2.17 and $2.28. The fair value of options granted during 2014 was $2.75.

The variables used in these calculations of the fair value of the options are as follows:

	For the twelve months ended December 31,
	2015	2014
Risk free interest rate (5 year Treasury)	1.52% - 1.68%	1.74%
Expected dividend yield	0%	0%
Expected term (years)	5	5
Expected volatility	40.6% - 47.1%	51.4%

Stock option plan activity for 2015 and 2014 is summarized below:

			Weighted Average
		Weighted Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Life (in years)	Value(1)
Options outstanding, January 1, 2014	191,002	$7.35	6.8
Granted	7,000	5.99
Forfeited	(344)	5.90
Exercised	—	—
Expired	(7,239)	14.65

Options outstanding, December 31, 2014	190,419	7.02	6.2	$32,718

Granted	28,500	5.65
Forfeited	—	—
Exercised	—	—
Expired	(7,734)	14.43

Options outstanding, December 31, 2015	211,185	$6.57	6.0	$81,248

Options exercisable, December 31, 2015	211,185	$6.57	6.0	$81,248

(1)	The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2015 and 2014. This amount changes based on changes in the market value of the Company’s common stock.

Note 19. Earnings per Share

The following table shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock.

	December 31, 2015		December 31, 2014
	Average	Per share	Average	Per share
	Shares	Amount	Shares	Amount
Basic earnings per share	4,791,722	$0.08	4,818,377	$0.38
Effect of dilutive securities:
Stock options	13,596		11,204

Diluted earnings per share	4,805,318	$0.08	4,829,581	$0.38

For the years ended 2015 and 2014, options on 89,473 and 68,707 shares, respectively, were not included in computing diluted earnings per share because their effects were anti-dilutive.

Note 20. Related Parties

The Company has entered into transactions with its directors and principal officers of the Company, their immediate families and affiliated companies in which they are the principal stockholders (related parties). The aggregate amount of loans to such related parties was $2.6 million and $2.9 million at December 31, 2015 and 2014, respectively. All such loans, in the opinion of management, were made in the normal course of business on the same terms, including interest rate, collectability and collateral, as those prevailing at the time for comparable transactions.

(Dollars in thousands
Balance, January 1, 2015	$2,874
New loans and extensions to existing loans	268
Repayments and other reductions	(572)

Balance, December 31, 2015	$2,570

Unfunded commitments to extend credit to related parties were $1.6 million and $1.5 million at December 31, 2015 and 2014, respectively.

The Company maintains deposit accounts with some related parties. The aggregate amount of these deposit accounts at December 31, 2015 and 2014 amounted to $499 thousand and $374 thousand, respectively.

On May 28, 2015, the Company issued $7.0 million of 6.50% subordinated debt (refer to Note 14). Related parties bought principal note amounts of $285 thousand. As of December 31, 2015, the Company owed these related parties $291 thousand in principal and accrued interest with regard to the subordinated debt.

Note 21. Fair Value Measurements

The Company uses fair value to record certain assets and liabilities and to determine fair value disclosures. Authoritative accounting guidance clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

Authoritative accounting guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. The three levels of the fair value hierarchy based on these two types of inputs are as follows:

Level 1 –	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 –	Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 –	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available-for-sale: Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Defined benefit plan assets: Defined benefit plan assets are recorded at fair value on an annual basis at year end.

Mortgage servicing rights: MSRs are recorded at fair value on a recurring basis, with changes in fair value recorded in the results of operations. A model is used to determine fair value, which establishes pools of performing loans, calculates cash flows for each pool and applies a discount rate to each pool. Loans are segregated into 14 pools based on each loan’s term and seasoning (age). All loans have fixed interest rates. Cash flows are then estimated by utilizing assumed service costs and prepayment speeds. Service costs were assumed to be $6.00 per loan as of December 31, 2015 and $5.75 per loan as of December 31, 2014. Prepayment speeds are determined primarily based on the average interest rate of the loans in each pool. The prepayment scale used is the Public Securities Association (“PSA”) model, where “100% PSA” means prepayments are zero in the first month, then increase by 0.2% of the loan balance each month until reaching 6.0% in month 30. Thereafter, the 100% PSA model assumes an annual prepayment of 6.0% of the remaining loan balance. The average PSA speed assumption in the fair value model is 163% and 184% as of December 31, 2015 and December 31, 2014, respectively. A discount rate of 11.0% was then applied to each pool as of December 31, 2015 and 10.0% as of December 31, 2014. This discount rate is intended to represent the estimated market yield for the highest quality grade of comparable servicing. MSRs are classified as Level 3.

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and December 31, 2014:

(Dollars in thousands)		Fair Value Measurements at December 31, 2015 Using
Description	Balance	Level 1	Level 2	Level 3
Securities available-for-sale:
Corporate bonds	$3,945	$—	$—	$3,945
U. S. Government agencies	21,288	1,216	20,072	—
State and municipal obligations	28,857	—	28,857	—
Certificates of deposit	5,735	—	5,487	248

Total securities available-for-sale:	$59,825	$1,216	$54,416	$4,193

Mortgage servicing rights	$658	$—	$—	$658
Defined benefit plan assets:
Cash and cash equivalents	$3	$3	$—	$—
Mutual funds - fixed income	1,119	1,119	—	—
Mutual funds - equity	1,684	1,684	—	—

Total defined benefit plan assets	$2,806	$2,806	$—	$—

		Fair Value Measurements at December 31, 2014 Using
Description	Balance	Level 1	Level 2	Level 3
Securities available-for-sale:
U. S. Government agencies	$16,965	$845	$16,120	$—
State and municipal obligations	23,401	—	23,401	—
Certificates of deposit	2,238	—	2,238	—

Total securities available-for-sale:	$42,604	$845	$41,759	$—

Mortgage servicing rights	$596	$—	$—	$596

Defined benefit plan assets:
Cash and cash equivalents	$4	$4	$—	$—
Mutual funds - fixed income	1,139	1,139	—	—
Mutual funds - equity	1,754	1,754	—	—

Total defined benefit plan assets	$2,897	$2,897	$—	$—

The reconciliation of items using Level 3 inputs is as follows:

		Corporate	Certificates of
(Dollars in thousands)	MSRs	Bonds	Deposit
Balance, January 1, 2015	$596	$—	$—
Purchases	—	3,950	248
Impairments	—	—	—
Fair value adjustments	62	(5)	—
Sales	—	—	—

Balance, December 31, 2015	$658	$3,945	$248

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. Any given loan may have multiple types of collateral. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing a market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the ALL are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

Other Real Estate Owned: OREO is measured at fair value less estimated costs to sell, based on an appraisal conducted by an independent, licensed appraiser outside of the Company. If the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3. OREO is measured at fair value on a nonrecurring basis. The initial fair value of OREO is based on an appraisal done at the time of foreclosure. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest income on the Consolidated Statements of Income.

The following table summarizes the Company’s assets that were measured at fair value on a nonrecurring basis at the end of the respective period.

(Dollars in thousands) Description	Balance as of December 31, 2015	Fair Value Measurements at December 31, 2015 Using
		Level 1	Level 2	Level 3
Impaired Loans, net	$3,868	$—	$—	$3,868
Other real estate owned, net	1,870	—	—	1,870

Description	Balance as of December 31, 2014	Fair Value Measurements at December 31, 2014 Using
		Level 1	Level 2	Level 3
Impaired Loans, net	$1,958	$—	$—	$1,958
Other real estate owned, net	2,791	—	—	2,791

The following table displays quantitative information about Level 3 Fair Value Measurements as of December 31, 2015:

				Range
	Balance as of	Valuation	Unobservable	(Weighted
(Dollars in thousands)	December 31, 2015	Technique	Input	Average)
Impaired Loans, net	$3,868	Discounted appraised value	Selling Cost	10% - 25% (13%)
			Lack of Marketability	50% - 60% (51%)
Other real estate owned, net	1,870	Discounted appraised value	Selling Cost	3% - 13% (4%)
			Lack of Marketability	10% - 20% (12%)

The following table displays quantitative information about Level 3 Fair Value Measurements as of December 31, 2014:

				Range
	Balance as of	Valuation	Unobservable	(Weighted
(Dollars in thousands)	December 31, 2014	Technique	Input	Average)
Impaired Loans, net	$1,958	Discounted appraised value	Selling Cost	10% - 20% (10%)
			Lack of Marketability	25% - 75% (53%)
Other real estate owned, net	2,791	Discounted appraised value	Selling Cost	3% - 13% (5%)
			Lack of Marketability	7% - 20% (11%)

The estimated fair values of financial instruments are shown in the following table. The carrying amounts in the table are included in the balance sheet under the applicable captions.

(Dollars in thousands) Description	Balance as of December 31, 2015	Fair Value as of December 31, 2015	Fair Value Measurements at December 31, 2015 Using
			Level 1	Level 2	Level 3
Financial Assets:
Cash and due from banks	$4,969	$4,969	$4,969	$—	$—
Interest-bearing deposits	15,330	15,330	15,330	—	—
Federal funds sold	271	271	271	—	—
Securities available-for-sale	59,825	59,825	1,216	54,416	4,193
Restricted securities	2,731	2,731	—	—	2,731
Loans, net	343,323	347,500	—	—	347,500
Loans held for sale	270	270	—	—	270
Accrued interest receivable	1,318	1,318	—	1,318	—
Mortgage servicing rights	658	658	—	—	658
Financial Liabilities:
Non-interest-bearing liabilities	$65,842	$65,842	$65,842	$—	$—
Savings and other interest-bearing deposits	166,628	166,628	—	166,628	—
Time deposits	127,388	127,433	—	—	127,433
Securities sold under repurchase agreements	7,161	7,161	—	7,161	—
FHLB advances	40,000	40,855	—	40,855	—
Subordinated debt	6,844	7,000	—	—	7,000
Accrued interest payable	318	318	—	318	—

(Dollars in thousands) Description	Balance as of December 31, 2014	Fair Value as of December 31, 2014	Fair Value Measurements at December 31, 2014 Using
			Level 1	Level 2	Level 3
Financial Assets:
Cash and due from banks	$6,181	$6,181	$6,181	$—	$—
Interest-bearing deposits	14,784	14,784	14,784	—	—
Federal funds sold	119	119	119	—	—
Securities available-for-sale	42,604	42,604	845	41,759	—
Restricted securities	2,430	2,430	—	—	2,430
Loans, net	295,242	300,481	—	—	300,481
Accrued interest receivable	1,197	1,197	—	1,197	—
Mortgage servicing rights	596	596	—	—	596
Financial Liabilities:
Non-interest-bearing liabilities	$63,308	$63,308	$63,308	$—	$—
Savings and other interest-bearing deposits	122,502	122,502	—	122,502	—
Time deposits	121,775	122,662	—	—	122,662
Securities sold under repurchase agreements	6,012	6,012	—	6,012	—
FHLB advances	35,000	35,951	—	35,951	—
Accrued interest payable	149	149	—	149	—

The carrying amounts of cash and due from banks, interest-bearing deposits, federal funds sold or purchased, accrued interest receivable, loans held for sale and non-interest-bearing deposits, are payable on demand, or are of such short duration that carrying value approximates market value.

Securities available-for-sale are carried at quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

The carrying value of restricted securities approximates fair value based on the redemption provisions of the issuer.

MSRs are carried at fair value. As described above, a valuation model is used to determine fair value. This model utilizes a discounted cash flow analysis with servicing costs and prepayment assumptions based on comparable instruments and a discount rate.

The fair value of performing loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans such as the borrower’s creditworthiness and compensating balances and dissimilar types of real estate held as collateral. The fair value of impaired loans is measured as described within the Impaired Loans section of this note. The fair value of loans does not consider the lack of liquidity and uncertainty in the market that would affect the valuation.

Time deposits are presented at estimated fair value by discounting the future cash flows using interest rates offered for deposits of similar remaining maturities.

The fair value of the Company’s subordinated debt is estimated by utilizing observable market prices for comparable securities. Qualitative factors like asset quality, market factors and liquidity are also considered.

The fair value of the FHLB advances is estimated by discounting the future cash flows using the current interest rates offered for similar advances and remaining maturities.

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counter parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter parties at the reporting date. At December 31, 2015 and December 31, 2014, the fair value of loan commitments and standby letters of credit was immaterial and therefore, they are not included in the table above.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair value of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Note 22. Leases

The Company has long-term leases for three retail branches and office equipment. Lease expense for 2015 and 2014 was $168 thousand and $103 thousand, respectively. Pursuant to the terms of these leases, the following is a schedule, by year, of future minimum lease payments required under the long-term non-cancelable lease agreements (in thousands).

2016	$163
2017	115
2018	83
2019	28
2020	—
Thereafter	—

$389

Note 23. Condensed Financial Information of Parent Company

Financial information pertaining only to Bay Banks of Virginia, Inc. is as follows:

(Dollars in thousands)
	December 31, 2015	December 31, 2014
Condensed Balance Sheets
Assets
Cash and due from non-affiliated banks	$149	$2,445
Interest-bearing deposits	1,902	—
Securities available-for-sale, at fair value	2,480	—
Investments in subsidiaries	41,591	35,625
Other assets	1,920	1,732

Total assets	$48,042	$39,802

Liabilities and Shareholders’ Equity
Liabilities
Subordinated debt	$6,844	$—
Deferred directors’ compensation	477	414
Other liabilities	1,152	150

Total liabilities	8,473	564

Total shareholders’ equity	39,569	39,238

Total liabilities and shareholders’ equity	$48,042	$39,802

(Dollars in thousands)	Years ended December 31,
	2015	2014
Condensed Income Statements
Interest income	$6	$—
Interest expense	279	—

Net interest expense	(273)	—
Non-interest income	629	641
Non-interest expense	839	622

(Loss) income before income taxes and equity in undistributed earnings of subsidiaries	(483)	19
Income tax (benefit) expense	(28)	5

Income (loss) before equity in undistributed earnings of subsidiaries	(455)	14

Equity in undistributed earnings of subsidiaries	821	1,816

Net income	$366	$1,830

(Dollars in thousands)	Years ended December 31,
	2015	2014
Condensed Statements of Cash Flows
Cash Flows from Operating Activities:
Net income	$366	$1,830
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs	10	—
Stock-based compensation	63	20
Equity in undistributed earnings of subsidiaries	(821)	(1,816)
Increase in other assets	(187)	(467)
Net change in deferred directors’ compensation	63	77
Increase in other liabilities	1	17

Net cash used in operating activities	(505)	(339)

Cash Flows from Investing Activities:
Purchase of securities available-for-sale	(2,480)	—
Investment in subsidiaries	(4,000)	(1,100)

Net cash used in investing activities	(6,480)	(1,100)

Cash Flows from Financing Activities:
Proceeds from the issuance of subordinated debt	6,834	—
Repurchase of common stock	(243)	—

Net cash provided by financing activities	6,591	—

Net decrease in cash and due from banks	(394)	(1,439)
Cash and cash equivalents at January 1	2,445	3,884

Cash and cash equivalents at December 31	$2,051	$2,445

As of December 31, 2015, the Company had accrued a capital contribution to the Bank of $1.0 million. This accrual was settled on January 4, 2016.

Note 24. Accumulated Other Comprehensive Income

The balances in accumulated other comprehensive income (loss) are shown in the following table (dollars in thousands):

	Net Unrealized	Pension and	Accumulated Other
	Gains (Losses)	Post-retirement	Comprehensive
	on Securities	Benefit Plans	Income (Loss)
Balance January 1, 2014	$(791)	$(382)	$(1,173)
Change in net unrealized holding gains on securities, before reclassification, net of tax expense of $422	820	—	820
Reclassification for previously unrealized net losses recognized in income, net of tax benefit of $9	16	—	16
Net loss on pension and postretirement plans, net of tax benefit of $301	—	(584)	(584)

Balance December 31, 2014	45	(966)	(921)

Change in net unrealized holding gains on securities, before reclassification, net of tax expense of $46	90	—	90
Reclassification for previously unrealized net gains recognized in income, net of tax expense of $14	(28)	—	(28)
Net gain on pension and postretirement plans, net of tax expense of $42	—	83	83

Balance at December 31, 2015	$107	$(883)	$(776)

Reclassification for previously unrealized gains and impairments on securities and pension and postemployment related costs are reported in the consolidated statements of income as follows:

	Accumulated Other Comprehensive Income (Loss)
	Reclassification for the Year Ended
	December 31, 2015
	Holding gains (losses)	Pension and
(Dollars in thousands)	on securities	postemployment costs
Net gains on sale of securities available-for-securities	$42	$—
Salaries and employee benefits	—	(76)
Tax (expense) benefit	(14)	29

Impact on net income	$28	$(47)

	Accumulated Other Comprehensive Income (Loss)
	Reclassification for the Year Ended
	December 31, 2014
	Holding gains (losses)	Pension and
(Dollars in thousands)	on securities	postemployment costs
Net losses on sale of securities available-for-securities	$(25)	$—
Salaries and employee benefits	—	(37)
Tax (expense) benefit	9	13

Impact on net income	$(16)	$(24)

Note 25. Subsequent Event

On February 23, 2016, one of the Bank’s commercial borrowers pleaded guilty in a federal court to “Willful Failure to Collect or Pay Over Employment Tax” and admitted to regularly and deliberately creating false financial statements for submission to financial institutions in order to encourage banks to lend new funds to his companies, or to enable the renewal of existing loans. The Bank had five loans to this borrower totaling $2.2 million, all of which have been placed on nonaccrual status, classified as substandard and evaluated for impairment as of December 31, 2015. On March 16 and 17, 2016, the Bank foreclosed on related properties used as collateral for certain of the loans. An additional $691 thousand of impairment reserves have been added to the allowance for loan losses effective December 31, 2015.

BAY BANKS OF VIRGINIA, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2016	December 31, 2015(1)
(Dollars in thousands)	(unaudited)
ASSETS
Cash and due from banks	$5,280	$4,969
Interest-bearing deposits	6,343	15,330
Certificates of deposit	4,464	5,735
Federal funds sold	460	271
Securities available-for-sale, at fair value	52,563	54,090
Restricted securities	2,209	2,731
Loans receivable, net of allowance for loan losses of $3,741 and $4,223	364,822	343,323
Loans held for sale	481	270
Premises and equipment, net	11,021	11,646
Accrued interest receivable	1,241	1,318
Other real estate owned, net	2,764	1,870
Bank owned life insurance	9,792	7,595
Goodwill	2,808	2,808
Mortgage servicing rights	590	658
Other assets	3,436	3,682

Total assets	$468,274	$456,296

LIABILITIES
Noninterest-bearing deposits	$74,615	$65,842
Savings and interest-bearing demand deposits	175,448	166,628
Time deposits	127,912	127,388

Total deposits	377,975	359,858

Securities sold under repurchase agreements	12,984	7,161
Federal Home Loan Bank advances	25,000	40,000
Subordinated debt, net of issuance costs	6,856	6,844
Other liabilities	3,511	2,864

Total liabilities	426,326	416,727

SHAREHOLDERS’ EQUITY
Common stock ($5 par value; authorized—10,000,000 shares; outstanding—4,774,856 and 4,774,856 shares, respectively)	23,874	23,874
Additional paid-in capital	2,828	2,812
Retained earnings	15,623	13,659
Accumulated other comprehensive loss, net	(377)	(776)

Total shareholders’ equity	41,948	39,569

Total liabilities and shareholders’ equity	$468,274	$456,296

(1)	Derived from Audited December 31, 2015 Financial Statements

See Notes to Consolidated Financial Statements.

BAY BANKS O F VIRGINIA, INC .

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(Dollars in thousands except per share amounts)	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
INTEREST INCOME
Loans, including fees	$4,153	$3,810	$12,140	$11,200
Securities:
Taxable	233	144	651	402
Tax-exempt	123	102	394	276
Federal funds sold	1	—	2	—
Interest -bearing deposit accounts	25	9	52	30
Certificates of deposit	20	15	62	32

Total interest income	4,555	4,080	13,301	11,940

INTEREST EXPENSE
Deposits	648	643	1,934	1,729
Federal funds purchased	1	—	2	—
Securities sold under repurchase agreements	4	4	10	8
Subordinated debt	118	119	354	161
FHLB advances	118	87	360	259

Total interest expense	889	853	2,660	2,157

Net interest income	3,666	3,227	10,641	9,783

Provision for loan losses	259	84	407	354

Net interest income after provision for loan losses	3,407	3,143	10,234	9,429

NON-INTEREST INCOME
Income from fiduciary activities	253	197	696	589
Service charges and fees on deposit accounts	212	237	667	686
VISA-related fees	48	44	153	153
Non-deposit product income	83	77	263	324
Other service charges and fees	152	144	449	414
Secondary market lending income	165	171	465	409
Increase in cash surrender value of life insurance	73	62	197	187
Net gains on sale of securities available for sale	180	2	290	4
Other real estate losses	(6)	(167)	(94)	(247)
Net gains (losses) on the disposal of fixed assets	—	1	—	(6)
Other income	178	5	194	62

Total non-interest income	1,338	773	3,280	2,575

NON-INTEREST EXPENSES
Salaries and employee benefits	1,881	1,959	5,751	5,847
Occupancy expense	445	465	1,344	1,342
Software maintenance	152	175	494	465
Bank franchise tax	82	61	203	159
VISA expense	20	19	81	83
Telephone expense	30	35	96	101
FDIC assessments	96	71	280	200
Foreclosure property expense	11	15	40	36
Consulting expense	87	71	216	236
Other expense	761	714	2,376	2,377

Total non-interest expenses	3,565	3,585	10,881	10,846

Net income before income taxes	1,180	331	2,633	1,158

Income tax expense	326	50	669	202

Net income	$854	$281	$1,964	$956

Basic Earnings Per Share
Average basic shares outstanding	4,774,856	4,780,649	4,774,856	4,797,405
Earnings per share, basic	$0.18	$0.06	$0.41	$0.20

Diluted Earnings Per Share
Average diluted shares outstanding	4,797,521	4,796,008	4,793,147	4,811,129
Earnings per share, diluted	$0.18	$0.06	$0.41	$0.20

See Notes to Consolidated Financial Statements.

BAY BANKS OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
(Dollars in thousands)	2016	2015	2016	2015
Net income	$854	$281	$1,964	$956
Other comprehensive income:
Unrealized gains (losses) on securities:
Unrealized holding gains arising during the period	—	403	895	140
Deferred tax expense	—	(136)	(305)	(47)
Reclassification of net securities gains recognized in net income	(180)	(2)	(290)	(4)
Deferred tax expense	62	—	99	1

Unrealized gains (losses) adjustment, net of tax	(118)	265	399	90

Total other comprehensive (loss) income	(118)	265	399	90

Comprehensive income	$736	$546	$2,363	$1,046

See Notes to Consolidated Financial Statements.

BAY BANKS OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

(Dollars in thousands, except share data or amounts)	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Nine Months ended September 30, 2016
Balance at beginning of period	4,774,856	$23,874	$2,812	$13,659	$(776)	$39,569
Net income	—	—	—	1,964	—	1,964
Other comprehensive income	—	—	—	—	399	399
Stock-based compensation expense	—	—	16	—	—	16

Balance at end of period	4,774,856	$23,874	$2,828	$15,623	$(377)	$41,948

See Notes to Consolidated Financial Statements.

BAY BANKS OF VIRGINIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Nine Months Ended September 30,
(Dollars in thousands)	2016	2015
Cash Flows From Operating Activities
Net income	$1,964	$956
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	791	727
Net amortization and accretion of securities	320	280
Amortization of subordinated debt issuance costs	12	5
Provision for loan losses	407	354
Stock compensation expense	16	17
Deferred tax benefit	(6)	(12)
Gain on securities available-for-sale	(290)	(4)
Increase in OREO valuation allowance	53	159
Loss on sale of other real estate	41	88
Loss on the disposal of fixed assets	—	6
Decrease (increase) in mortgage servicing rights	68	(46)
Loan originations for sale	(14,232)	(11,857)
Loan sales	14,378	10,887
Gain on sold loans	(357)	(212)
Gain on sale of VISA loan portfolio	(150)	—
Increase in cash surrender value of life insurance	(197)	(187)
Decrease (increase) in accrued income and other assets	123	(296)
Increase in other liabilities	643	555

Net cash provided by operating activities	3,584	1,420

Cash Flows From Investing Activities
Proceeds from maturities and principal paydowns of available-for-sale securities	2,907	1,069
Proceeds from sales and calls of available-for-sale securities	14,582	4,819
Maturities of certificates of deposit	1,240	1,240
Purchases of available-for-sale securities and certificates of deposit	(15,356)	(18,561)
Purchase of life insurance	(2,000)	—
Sales of restricted securities	522	169
Increase in federal funds sold	(189)	(347)
Proceeds from the sale of VISA loan portfolio	1,301	—
Loan (originations) and principal collections, net	(24,283)	(35,050)
Proceeds from sale of other real estate	244	520
Purchases of premises and equipment	(168)	(1,111)

Net cash used in investing activities	(21,200)	(47,252)

Cash Flows From Financing Activities
Net increase in demand, savings, and other interest-bearing deposits	17,593	35,073
Net increase (decrease) in time deposits	524	(3,274)
Repurchase of common stock	—	(243)
Net increase in securities sold under repurchase agreements	5,823	4,479
Issuance of subordinated debt, net	—	6,834
Decrease in Federal Home Loan Bank advances	(15,000)	(5,000)

Net cash provided by financing activities	8,940	37,869

Net decrease in cash and due from banks	(8,676)	(7,963)
Cash and cash equivalents (including interest-earning deposits) at beginning of period	20,299	20,965

Cash and cash equivalents (including interest-earning deposits) at end of period	$11,623	$13,002

Supplemental Schedule of Cash Flow Information
Cash paid for:
Interest	$2,549	$2,102

Income taxes	70	590

Non-cash investing and financing:

Unrealized gain (loss) on investment securities	605	136

Change in fair value of pension and post-retirement obligation	—	—

Loans transferred to other real estate owned	1,348	437

Loans originated to facilitate sale of OREO	116	118

Changes in deferred taxes resulting from OCI transactions	206	90

Transfer of loans to held for sale	1,173	—

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

Note 1:    General

Bay Banks of Virginia, Inc. (the “Company”) owns 100% of the Bank of Lancaster (the “Bank”), 100% of Bay Trust Company, Inc. (the “Trust Company”) and 100% of Steptoes Holdings, LLC (“Steptoes Holdings”). The consolidated financial statements include the accounts of the Bank, the Trust Company, Steptoes Holdings and Bay Banks of Virginia, Inc.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”) and to the general practices within the banking industry. In management’s opinion, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the consolidated financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or for any other interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

Certain amounts presented in the consolidated financial statements of prior periods have been reclassified to conform to current year presentations. The reclassifications had no effect on net income, net income per share or shareholders’ equity as previously reported.

Note 2:    Significant Accounting Policies

Certificates of Deposit

Prior to January 1, 2016, the Company included its investments in certificates of deposit on the consolidated balance sheets in securities available-for sale, at fair value. Effective January 1, 2016, the Company is presenting certificates of deposit separately on the consolidated balance sheets and removing them from the available-for-sale category. As of December 31, 2015, the unrealized gain related to the certificates of deposit included in securities available-for-sale was $31 thousand and the tax effected unrealized gain included in accumulated other comprehensive income was $20 thousand. The unrealized gain and related impact were reversed the first quarter of 2016.

Loans

The Company grants mortgage loans on real estate, commercial and industrial loans and consumer and other loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans on real estate. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company’s market areas.

Loans are reported at their recorded investment, which is the outstanding principal balance net of any unearned income, such as deferred fees and costs, and charge-offs. Interest on loans is recognized over the term of the loan and is calculated using the interest method on principal amounts outstanding. Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the related loan yield over the contractual term of the loan, adjusted for early pay-offs, where applicable.

The accrual of interest is generally discontinued at the time a loan is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Payments received for loans no longer accruing interest are applied to the unpaid principal balance. Loans greater than 90 days past due may remain on accrual status if the credit is well-secured and in process of collection. Personal loans are typically charged off no later than 180 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are charged off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual and past due policies are materially the same for all types of loans.

All interest accrued but not collected for loans that are placed on non-accrual or charged off are reversed against interest income. Any subsequent interest received on these loans is accounted for on the cash basis or cost recovery method until qualifying for return to accrual. Generally, a loan is returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured, or it becomes well secured and in the process of collection.

Allowance for loan losses (“ALL”)

The ALL reflects management’s judgment of probable loan losses inherent in the portfolio at the balance sheet date. Management uses a disciplined process and methodology to establish the ALL each quarter. To determine the total ALL, the Company estimates the reserves needed for each homogenous segment of the portfolio, plus any loans analyzed individually for impairment. Depending on the nature of each segment, considerations include historical loss experience, adverse situations that may affect a borrower’s ability to repay, credit scores, past due history, estimated value of any underlying collateral, prevailing local and national economic conditions, and internal policies and procedures including credit risk management and underwriting. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as conditions change.

Management employs a risk rating system to evaluate and consistently categorize loan portfolio credit risk. Loans assigned risk rating grades include all commercial loans not secured by real estate, commercial mortgages, residential mortgages greater than $1 million, smaller residential mortgages which are impaired, loans to real estate developers and contractors, consumer loans greater than $250 thousand with chronic delinquency, and troubled debt restructures (“TDRs”). The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled. Risk grades are evaluated as new information becomes available for each borrowing relationship or at least quarterly. All other loans not specifically assigned a risk rating grade are monitored as a discrete pool of loans generally based on delinquency status. Risk rating categories are as follows:

Pass—Borrower is strong or sound and collateral securing the loan, if any, is adequate.

Watch—Borrower exhibits some signs of financial stress but is generally believed to be a satisfactory customer and collateral, if any, may be in excess of 90% of the loan balance.

Special Mention—Adverse trends in the borrower’s financial position are evident and warrant management’s close attention. Any collateral may not be fully adequate to secure the loan balance.

Substandard—A loan in this category has a well-defined weakness in the primary repayment source that jeopardizes the timely collection of the debt. There is a distinct possibility that a loss may result if the weakness is not corrected.

Doubtful—Default has already occurred and it is likely that foreclosure or repossession procedures have begun or will begin in the near future. Weaknesses make collection or liquidation in full, based on currently existing information, highly questionable and improbable.

Loss—Uncollectible and of such little value that continuance as a bankable asset is not warranted.

The ALL consists of specific, general, and unallocated components. The specific component is determined by identifying impaired loans (as described below) then evaluating each one to calculate the amount of impairment. Impaired loans measured for impairment generally include: (1) non-accruing Special mention, Substandard and Doubtful loans in excess of $250,000; (2) Substandard and Doubtful loans in excess of $500,000; (3) Special Mention loans in excess of $500,000 if any of the loans in the relationship are more than 30 days past due or if the borrower has filed for bankruptcy; and (4) all TDRs. A specific allowance arises when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component collectively evaluates smaller commercial loans, residential mortgages and consumer loans, grouped into segments and classes. Historical loss experience is calculated and applied to each segment or class, then adjusted for qualitative factors. Qualitative factors include changes in local and national economic indicators, such as unemployment rates, interest rates, gross domestic product growth and real estate market trends; the level of past due and nonaccrual loans; risk ratings on individual loans; strength of credit policies and procedures; loan officer experience; borrower credit scores; and other intrinsic risks related to the types and geographic locations of loans. These qualitative adjustments reflect management’s judgment of risks inherent in the segments. An unallocated component is maintained if needed to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Changes in the allowance for loan losses and the related provision expense can materially affect net income.

The specific component of the ALL calculation accounts for the loan loss reserve necessary on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Accrual of interest may or may not be discontinued for any given impaired loan. Impairment is measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Because large groups of smaller balance homogeneous loans are collectively evaluated for impairment, the Company does not generally separately identify smaller balance individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

The general component of the ALL calculation collectively evaluates groups of loans in segments or classes, as noted above. The segments are: (1) Mortgage loans on real estate; (2) Commercial and industrial loans; and (3) Consumer and other loans. The segment for Mortgage loans on real estate is disaggregated into the following classes: (1) Construction, land and land development; (2) Farmland; (3) Residential first mortgages; (4) Residential revolving and junior mortgages; (5) Commercial mortgages (non-owner-occupied); and (6) Commercial mortgages (owner-occupied). Loans in segment 1 are secured by real estate. Loans in segments 2 and 3 are secured by other types of collateral or are unsecured. A given segment or class may not reflect the purpose of a loan. For example, a business owner may provide his residence as collateral for a loan to his company, in which case the loan would be grouped in a residential mortgage class. Historical loss factors are calculated for the prior 20 quarters by segment and class, and then applied to the current balances in each segment and class. Finally, qualitative factors are applied to each segment and class.

Construction and development loans carry risks that the project will not be finished according to schedule or according to budget and the value of the collateral, at any point in time, may be less than the principal amount of the loan. These loans also bear the risk that the general contractor may face financial pressure unrelated to the project. Loans secured by land, farmland and residential mortgages carry the risk of continued credit-worthiness of the borrower and changes in value of the underlying real estate collateral. Commercial mortgages and commercial and industrial loans carry risks associated with the profitable operation of a business and its related cash flows. Additionally, commercial and industrial loans carry risks associated with the value of collateral other than real estate which may depreciate over time. Consumer loans carry risks associated with the continuing credit-worthiness of the borrower and are more likely than real estate loans to be adversely affected by divorce, unemployment, personal illness or bankruptcy of an individual. Consumer loans secured by automobiles carry risks associated with rapidly depreciating collateral. Consumer loans have historically included credit cards, which are unsecured. The credit card portfolio was sold to an unaffiliated third party in the third quarter of 2016.

The summation of the specific, general and unallocated components results in the total estimated ALL. Management may also include an unallocated component to cover uncertainties in the level of probable losses. This estimate is inherently subjective and actual losses could be greater or less than the estimates.

Additions to the ALL are made by charges to earnings through the provision for loan losses. Charge-offs result from credit exposures deemed to be uncollectible and the ALL is reduced by these. Recoveries of previously charged off amounts are credited back to the ALL. Charge-off policies are materially the same for all types of loans.

Mortgage servicing rights (“MSRs”)

MSRs are included on the consolidated balance sheet and recorded at fair value on an ongoing basis. Changes in the fair value of the MSRs are recorded in the results of operations. A fair value analysis of MSRs is performed on a quarterly basis.

Note 3:    Amendments to the Accounting Standards Codification

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326) which is new guidance for the accounting for credit losses on instruments within its scope. It introduces a new model for current expected credit losses (“CECL”) which will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This will include loans, held-to-maturity debt securities, loan commitments, financial guarantees, net investments in leases, reinsurance and trade receivables. The CECL model requires an entity to estimate the credit losses expected over the life of an exposure (or pool of exposures). The estimate of expected credit losses should consider historical information, current information and reasonable and supportable forecasts, including estimates of prepayments. In addition, ASU 2016-13 replaces the current available-for-sale debt securities other-than-temporary impairment model with an estimate of expected credit losses only when the fair value falls below the amortized cost of the asset. Credit losses on available-for-sale debt securities will be limited to the difference between the security’s amortized cost basis and its fair value. The available-for-sale debt security model will also require the use of an allowance to record estimated credit losses and subsequent recoveries. The ASU also addresses purchased financial assets with credit deterioration. Disclosure requirements are expanded regarding an entity’s assumptions, models and methods for estimating the ALL. The ASU is effective for interim and annual reporting periods beginning after December 15, 2019. The Company is evaluating the impact that ASU 2016-13 will have on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Shares-Based Payment Accounting.” The amendments in this ASU simplify several aspects of the accounting for share-based payment award transactions including: a) income tax consequences; b) classification of awards as either equity or liabilities; and c) classification on the statement of cash flows. The amendments are effective for public companies for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company is evaluating the impact that ASU 2016-09 will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10) which requires equity investments, other than those accounted for using the equity method, to be measured at fair value through earnings. There will no longer be an available-for-sale classification measured (changes in fair value reported in other comprehensive income) for equity securities with readily determinable fair values. The cost method is also eliminated for equity instruments without a readily determinable fair value. For these investments, companies can elect to record the investment at cost, less impairment, plus or minus subsequent adjustments for observable price changes. This election only applies to equity investments that do not qualify for the net asset value practical expedient. Public companies will be required to use the exit price when measuring the fair value of financial instruments measured at amortized cost for disclosure purposes. In addition, the ASU requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category and form of financial asset. The classification and measurement guidance is effective for periods beginning after December 15, 2017. The Company is evaluating the impact that ASU 2016-01 will have on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The amendments modify the evaluation reporting organizations must perform to determine if certain legal entities should be consolidated as VIEs. Specifically, the amendments: (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities; (2) eliminate the presumption that a general partner should consolidate a limited partnership; (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement—Extraordinary and Unusual Items. ASU 2015-01 eliminates the concept of extraordinary items. However, the presentation and disclosure requirements for items that are either unusual in nature or infrequent in occurrence remain and will be expanded to include items that are both unusual in nature and infrequent in occurrence. ASU 2015-01 is effective for periods beginning after December 15, 2015. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The amendments in this ASU modify the guidance companies use to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other standards. The ASU requires that entities apply a specific method to recognize revenue reflecting the consideration expected from customers in exchange for the transfer of goods and services. The guidance also requires new qualitative and quantitative disclosures, including information about contract balances and performance obligations. Entities are also required to disclose significant judgments and changes in judgments for determining the satisfaction of performance obligations. Most revenue associated with financial instruments, including interest and loan origination fees, is outside the scope of the guidance. In August 2015, the FASB issued ASU 2014-09 changing the effective date for ASU 2014-09 to annual reporting periods beginning after December 15, 2017 from December 15, 2016. The Company is evaluating the impact that ASU 2014-09 will have on its consolidated financial statements.

Note 4:    Securities

The aggregate amortized costs and fair values of the available-for-sale securities portfolio are as follows:

(Dollars in thousands)
Available-for-sale securities September 30, 2016	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate bonds	$6,945	$58	$—	$7,003
U.S. Government agencies	25,461	272	(56)	25,677
State and municipal obligations	19,363	541	(21)	19,883

	$51,769	$871	$(77)	$52,563

Available-for-sale securities December 31, 2015	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate bonds	$3,950	$—	$(5)	$3,945
U.S. Government agencies	21,375	69	(156)	21,288
State and municipal obligations	28,599	313	(55)	28,857

	$53,924	$382	$(216)	$54,090

Gross realized gains and gross realized losses on sales and calls of securities were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Dollars in thousands)	2016	2015	2016	2015
Gross realized gains	$180	$3	$300	$27
Gross realized losses	—	(1)	(10)	(23)

Net realized gains (losses)	$180	$2	$290	$4

Aggregate proceeds	$4,984	$1,995	$14,582	$4,819

Average yields (taxable equivalent) on securities were 3.10% and 2.43% for the three months ended September 30, 2016 and 2015, respectively, and 3.07% and 2.45% for the nine months ended September 30, 2016 and 2015, respectively.

Securities with a market value of $15.5 million and $8.6 million were pledged as collateral for repurchase agreements and for other purposes as required by law as of September 30, 2016 and December 31, 2015, respectively. As of September 30, 2016 and December 31, 2015, all the securities pledged to repurchase agreements were state and municipal obligations. All the repurchase agreements had remaining contractual maturities that were overnight and continuous. Securities sold under repurchase agreements were $13.0 million and $7.2 million as of September 30, 2016 and December 31, 2015, respectively, and included in liabilities on the consolidated balance sheets. The securities pledged to each agreement are reviewed daily and can be changed at the option of the Bank with minimal risk of loss due to fair value.

Securities in an unrealized loss position at September 30, 2016 and December 31, 2015, by duration of the unrealized loss, are shown below. The unrealized loss positions were directly related to interest rate movements as there is minimal credit risk exposure in these investments. All agency securities, and states and municipal securities are investment grade or better and their losses are considered temporary. Management does not intend to sell the securities and does not expect to be required to sell the securities. Furthermore, all amortized cost bases are expected to be recovered. Bonds with unrealized loss positions at September 30, 2016 included 12 federal agencies and six municipals. Bonds with unrealized loss positions at December 31, 2015 included 24 federal agencies, one corporate bond and 17 municipals. The tables are shown below.

(Dollars in thousands)	Less than 12 months		12 months or more		Total
September 30, 2016	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agencies	$5,573	$(43)	$1,385	$(13)	$6,958	$(56)
States and municipal obligations	2,064	(21)	—	—	2,064	(21)

Total temporarily impaired securities	$7,637	$(64)	$1,385	$(13)	$9,022	$(77)

	Less than 12 months		12 months or more		Total
December 31, 2015	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate bonds	$495	$(5)	$—	$—	$495	$(5)
U.S. Government agencies	13,871	(141)	1,619	(15)	15,490	(156)
States and municipal obligations	2,566	(17)	3,281	(38)	5,847	(55)

Total temporarily impaired securities	$16,932	$(163)	$4,900	$(53)	$21,832	$(216)

The Company’s investment in Federal Home Loan Bank of Atlanta (“FHLB”) stock totaled $1.5 million and $2.0 million at September 30, 2016 and December 31, 2015, respectively. The Company also had an investment in Federal Reserve Bank of Richmond (“FRB”) stock which totaled $565 thousand and $505 thousand at September 30, 2016 and December 31, 2015, respectively. The investments in both FHLB and FRB stock are required investments related to the Bank’s membership with the FHLB and FRB. These securities do not have a readily determinable fair value as their ownership is restricted, and they lack an active market for trading. Additionally, per charter provisions related to the FHLB and FRB stock, all repurchase transactions of such stock must occur at par. Accordingly, these securities are carried at cost, and are periodically evaluated for impairment. The Company’s determination as to whether its investment in FHLB and FRB stock is impaired is based on management’s assessment of the ultimate recoverability of its par value rather than recognizing temporary declines in its value. The determination of whether the decline affects the ultimate recoverability of the investments is influenced by available information regarding various factors. These factors include, among others, the significance of the decline in net assets of the issuing banks as compared to the capital stock amount reported by these banks, and the length of time a decline has persisted; commitments by such banks to make payments required by law or regulation and the level of such payments in relation to the operating performance of the issuing bank; and the overall liquidity position of the issuing bank. Based on its most recent analysis of publicly available information regarding the financial condition of the issuing banks, management concluded that no impairment existed in the carrying value of FHLB and FRB stock.

Note 5:    Loans

The following is a summary of the balances of loans:

(Dollars in thousands)	September 30, 2016	December 31, 2015
Mortgage loans on real estate:
Construction, Land and Land Development	$41,530	$42,129
Farmland	1,051	1,030
Commercial Mortgages (Non-Owner Occupied)	29,131	29,086
Commercial Mortgages (Owner Occupied)	45,504	43,956
Residential First Mortgages	185,373	164,405
Residential Revolving and Junior Mortgages	25,389	26,497
Commercial and Industrial loans	36,596	35,104
Consumer Loans	3,615	5,015

Total loans	368,189	347,222
Net unamortized deferred loan costs	374	324
Allowance for loan losses	(3,741)	(4,223)

Loans, net	$364,822	$343,323

The recorded investment in past due and non-accruing loans is shown in the following table. A loan past due by more than 90 days is generally placed on nonaccrual unless it is both well secured and in the process of collection.

(Dollars in thousands) Loans Past Due and Nonaccruals September 30, 2016	30-89 Days Past Due	90 Days or More Past Due and Still Accruing	Nonaccruals	Total Past Due and Nonaccruals	Current	Total Loans
Construction, Land and Land Development	$62	$67	$627	$756	$40,774	$41,530
Farmland	—	—	—	—	1,051	1,051
Commercial Mortgages (Non-Owner Occupied)	—	—	—	—	29,131	29,131
Commercial Mortgages (Owner Occupied)	294	100	1,650	2,044	43,460	45,504
Residential First Mortgages	860	—	2,276	3,136	182,237	185,373
Residential Revolving and Junior Mortgages	12	—	213	225	25,164	25,389
Commercial and Industrial	19	11	92	122	36,474	36,596
Consumer Loans	—	—	—	—	3,615	3,615

Total	$1,247	$178	$4,858	$6,283	$361,906	$368,189

Loans Past Due and Nonaccruals December 31, 2015	30-89 Days Past Due	90 Days or More Past Due and Still Accruing	Nonaccruals	Total Past Due and Nonaccruals	Current	Total Loans
Construction, Land and Land Development	$93	$—	$672	$765	$41,364	$42,129
Farmland	—	—	—	—	1,030	1,030
Commercial Mortgages (Non-Owner Occupied)	264	—	—	264	28,822	29,086
Commercial Mortgages (Owner Occupied)	133	—	2,350	2,483	41,473	43,956
Residential First Mortgages	1,304	—	2,841	4,145	160,260	164,405
Residential Revolving and Junior Mortgages	70	—	277	347	26,150	26,497
Commercial and Industrial	10	—	285	295	34,809	35,104
Consumer Loans	32	11	8	51	4,964	5,015

Total	$1,906	$11	$6,433	$8,350	$338,872	$347,222

In July 2016, the Bank sold its VISA loan portfolio to an unaffiliated third party, recognizing a gain of $150 thousand on sale.

Note 6:    Allowance for Loan Losses

Loans Evaluated for Impairment

Loan receivables evaluated for impairment individually and collectively by segment as of September 30, 2016 and December 31, 2015 are as follows:

(Dollars in thousands) As of September 30, 2016	Mortgage Loans on Real Estate	Commercial and Industrial	Consumer Loans	Total
Individually evaluated for impairment	$10,426	$93	$—	$10,519
Collectively evaluated for impairment	317,552	36,503	3,615	357,670

Total Gross Loans	$327,978	$36,596	$3,615	$368,189

As of December 31, 2015	Mortgage Loans on Real Estate	Commercial and Industrial	Consumer Loans	Total
Individually evaluated for impairment	$10,542	$284	$—	$10,826
Collectively evaluated for impairment	296,561	34,820	5,015	336,396

Total Gross Loans	$307,103	$35,104	$5,015	$347,222

Allowance for Loan Losses

The allowance for loan losses disaggregated based on loan receivables evaluated for impairment individually and collectively by segment as of September 30, 2016 and December 31, 2015 are as follows:

(Dollars in thousands) As of September 30, 2016	Mortgage Loans on Real Estate	Commercial and Industrial	Consumer Loans	Total
Individually evaluated for impairment	$751	$92	$—	$843
Collectively evaluated for impairment	2,457	388	53	2,898

Total allowance for loan losses	$3,208	$480	$53	$3,741

As of December 31, 2015	Mortgage Loans on Real Estate	Commercial and Industrial	Consumer Loans	Total
Individually evaluated for impairment	$1,256	$278	$—	$1,534
Collectively evaluated for impairment	2,246	321	122	2,689

Total allowance for loan losses	$3,502	$599	$122	$4,223

A disaggregation and an analysis of the change in the allowance for loan losses by segment is shown below.

(Dollars in thousands)	Mortgage Loans on Real Estate	Commercial and Industrial	Consumer Loans	Total
For the Three Months Ended September 30, 2016
ALLOWANCE FOR LOAN LOSSES:
Beginning Balance	$2,995	$435	$117	$3,547
Reclassification of allowance related to sold loans	—	—	(27)	(27)
(Charge-offs)	(46)	—	(10)	(56)
Recoveries	15	—	3	18
Provision	244	45	(30)	259

Ending Balance	$3,208	$480	$53	$3,741

	Mortgage Loans on Real Estate	Commercial and Industrial	Consumer Loans	Total
For the Three Months Ended September 30, 2015
ALLOWANCE FOR LOAN LOSSES:
Beginning Balance	$2,889	$420	$130	$3,439
(Charge-offs)	(12)	(132)	(17)	(161)
Recoveries	6	—	6	12
Provision	(69)	145	8	84

Ending Balance	$2,814	$433	$127	$3,374

(Dollars in thousands)	Mortgage Loans on Real Estate	Commercial and Industrial	Consumer Loans	Total
For the Nine Months Ended September 30, 2016
ALLOWANCE FOR LOAN LOSSES:
Beginning Balance	$3,502	$599	$122	$4,223
Reclassification of allowance related to sold loans	—	—	(27)	(27)
(Charge-offs)	(702)	(158)	(41)	(901)
Recoveries	25	5	9	39
Provision	383	34	(10)	407

Ending Balance	$3,208	$480	$53	$3,741

	Mortgage Loans on Real Estate	Commercial and Industrial	Consumer Loans	Total
For the Nine Months Ended September 30, 2015
ALLOWANCE FOR LOAN LOSSES:
Beginning Balance	$2,778	$323	$104	$3,205
(Charge-offs)	(13)	(132)	(103)	(248)
Recoveries	16	—	47	63
Provision	33	242	79	354

Ending Balance	$2,814	$433	$127	$3,374

Internal Risk Rating Grades

Internal risk rating grades are generally assigned to commercial loans not secured by real estate, commercial mortgages, residential mortgages greater than $1 million, smaller residential mortgages which are impaired, loans to real estate developers and contractors, consumer loans greater than $250,000 with chronic delinquency, and TDRs, as shown in the following table. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled. Risk grades (refer to Note 2) are evaluated as new information becomes available for each borrowing relationship or at least quarterly.

(Dollars in thousands) As of September 30, 2016	Construction, Land and Land Development	Farmland	Commercial Mortgages (Non-Owner Occupied)	Commercial Mortgages (Owner Occupied)	Commercial and Industrial	Total
Grade:
Pass	$34,042	$1,051	$24,398	$36,044	$35,026	$130,561
Watch	5,466	—	4,212	5,433	1,193	16,304
Special mention	182	—	273	1,467	126	2,048
Substandard	1,840	—	248	2,560	251	4,899
Doubtful	—	—	—	—	—	—

Total	$41,530	$1,051	$29,131	$45,504	$36,596	$153,812

As of December 31, 2015	Construction, Land and Land Development	Farmland	Commercial Mortgages (Non-Owner Occupied)	Commercial Mortgages (Owner Occupied)	Commercial and Industrial	Total
Grade:
Pass	$34,692	$1,030	$24,258	$33,023	$29,383	$122,386
Watch	5,337	—	4,564	4,968	5,202	20,071
Special mention	1,119	—	—	2,687	148	3,954
Substandard	981	—	264	3,278	371	4,894
Doubtful	—	—	—	—	—	—

Total	$42,129	$1,030	$29,086	$43,956	$35,104	$151,305

Loans not assigned internal risk rating grades are comprised of smaller residential mortgages and smaller consumer loans. Payment activity of these loans is reviewed monthly by management. However, some of these loans are graded when the borrower’s total exposure to the Bank exceeds the limits noted above. Loans are considered to be nonperforming when they are delinquent by 90 days or more or non-accruing and credit risk is primarily evaluated by delinquency status, as shown in the table below.

(Dollars in thousands) As of September 30, 2016 PAYMENT ACTIVITY STATUS	Residential First Mortgages(1)	Residential Revolving and Junior Mortgages(2)	Consumer Loans(3)	Total
Performing	$183,097	$25,176	$3,615	$211,888
Nonperforming	2,276	213	—	2,489

Total	$185,373	$25,389	$3,615	$214,377

As of December 31, 2015 PAYMENT ACTIVITY STATUS	Residential First Mortgages(4)	Residential Revolving and Junior Mortgages(5)	Consumer Loans(6)	Total
Performing	$161,564	$26,220	$4,996	$192,780
Nonperforming	2,841	277	19	3,137

Total	$164,405	$26,497	$5,015	$195,917

(1)	Residential First Mortgages which have been assigned a risk rating grade of Substandard totaled $3.3 million as of September 30, 2016.
(2)	Residential Revolving and Junior Mortgages which have been assigned a risk rating grade of Substandard totaled $265 thousand as of September 30, 2016.
(3)	No Consumer Loans had been assigned a risk rating grade of Substandard as of September 30, 2016.
(4)	Residential First Mortgages which have been assigned a risk rating grade of Substandard totaled $3.9 million as of December 31, 2015.
(5)	Residential Revolving and Junior Mortgages which have been assigned a risk rating grade of Substandard totaled $372 thousand as of December 31, 2015.
(6)	No Consumer Loans had been assigned a risk rating grade of Substandard as of December 31, 2015.

Impaired Loans

The following tables show the Company’s recorded investment and the customers’ unpaid principal balances for impaired loans, with the associated allowance amount, if applicable, as of September 30, 2016 and December 31, 2015, along with the average recorded investment and interest income recognized for the three and nine months ended September 30, 2016 and 2015, respectively.

(Dollars in thousands) IMPAIRED LOANS	At September 30, 2016			At December 31, 2015
	Recorded Investment	Customers’ Unpaid Principal Balance	Related Allowance	Recorded Investment	Customers’ Unpaid Principal Balance	Related Allowance
With no related allowance:
Construction, land and land development	$1,532	$1,540	$—	$445	$451	$—
Residential First Mortgages	2,520	2,552	—	3,130	3,166	—
Residential Revolving and Junior Mortgages(1)	951	951	—	233	233	—
Commercial Mortgages (Non-owner occupied)	248	248	—	264	264	—
Commercial Mortgages (Owner occupied)	2,050	2,356	—	1,352	1,390	—
Commercial and Industrial	—	—	—	—	—	—

	7,301	7,647	—	5,424	5,504	—

With an allowance recorded:
Construction, land and land development	248	287	150	262	290	120
Residential First Mortgages	1,961	1,961	366	2,507	2,507	308
Residential Revolving and Junior Mortgages(1)	232	235	148	258	259	150
Commercial Mortgages (Non-owner occupied)	—	—	—	—	—	—
Commercial Mortgages (Owner occupied)	684	692	87	2,091	2,348	678
Commercial and Industrial	93	101	92	284	285	278

	3,218	3,276	843	5,402	5,689	1,534

Total Impaired Loans:
Construction, land and land development	1,780	1,827	150	707	741	120
Residential First Mortgages	4,481	4,513	366	5,637	5,673	308
Residential Revolving and Junior Mortgages(1)	1,183	1,186	148	491	492	150
Commercial Mortgages (Non-owner occupied)	248	248	—	264	264	—
Commercial Mortgages (Owner occupied)	2,734	3,048	87	3,443	3,738	678
Commercial and Industrial	93	101	92	284	285	278

	$10,519	$10,923	$843	$10,826	$11,193	$1,534

(1)	Junior mortgages include equity lines.

	For the three months ended				For the nine months ended
	September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
(Dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Construction, land and land development	$1,533	$14	$448	$—	$1,262	$41	$449	$—
Residential First Mortgages	2,618	4	2,061	18	2,432	9	1,813	53
Residential Revolving and Junior Mortgages(1)	951	9	50	1	739	30	50	2
Commercial Mortgages (Non-owner occupied)	248	4	264	4	252	11	264	12
Commercial Mortgages (Owner occupied)	2,104	9	1,354	8	1,982	26	1,036	20
Commercial and Industrial	—	—	—	—	—	—	—	—
Consumer(2)	—	—	3	—	—	—	4	—

	7,454	40	4,180	31	6,667	117	3,616	87

With an allowance recorded:
Construction, land and land development	250	1	268	1	255	3	272	4
Residential First Mortgages	1,965	24	1,741	21	1,956	66	1,748	64
Residential Revolving and Junior Mortgages(1)	234	—	209	2	209	4	191	6
Commercial Mortgages (Non-owner occupied)	—	—	—	—	—	—	—	—
Commercial Mortgages (Owner occupied)	686	5	1,152	6	691	17	1,156	21
Commercial and Industrial	92	—	120	—	105	1	91	—
Consumer(2)	—	—	—	—	—	—	—	—

	3,227	30	3,490	30	3,216	91	3,458	95

Total
Construction, land and land development	1,783	15	716	1	1,517	44	721	4
Residential First Mortgages	4,583	28	3,802	39	4,388	75	3,561	117
Residential Revolving and Junior Mortgages(1)	1,185	9	259	3	948	34	241	8
Commercial Mortgages (Non-owner occupied)	248	4	264	4	252	11	264	12
Commercial Mortgages (Owner occupied)	2,790	14	2,506	14	2,673	43	2,192	41
Commercial and Industrial	92	—	120	—	105	1	91	—
Consumer(2)	—	—	3	—	—	—	4	—

	$10,681	$70	$7,670	$61	$9,883	$208	$7,074	$182

(1)	Junior mortgages include equity lines.
(2)	Includes credit cards.

Smaller non-accruing loans and non-accruing loans that are not graded because they are included in homogenous pools generally do not meet the criteria for impairment testing, and are therefore excluded from impaired loan disclosures. At September 30, 2016 and December 31, 2015, non-accruing loans excluded from impaired loan disclosure totaled $77 thousand and $95 thousand, respectively. If interest on these non-accruing loans had been accrued, such income would have approximated $1 thousand during both the three months ended September 30, 2016 and 2015 and $3 thousand and $9 thousand during the nine months ended September 30, 2016 and 2015, respectively.

Loan Modifications

Loans modified as TDRs are considered impaired and are individually evaluated for the amount of impairment in the ALL. The following table presents, by segments of loans, information related to loans modified as TDRs during the three and nine months ended September 30, 2016 and 2015.

	For the three months ended September 30, 2016			For the three months ended September 30, 2015
(Dollars in thousands) TROUBLED DEBT RESTRUCTURINGS	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Residential first mortgages(1)	—	$—	$—	1	$213	$211

(1)	Modification was an extension of loan terms.

	For the nine months ended September 30, 2016			For the nine months ended September 30, 2015
(Dollars in thousands) TROUBLED DEBT RESTRUCTURINGS	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Residential first mortgages(2)(1)	1	$244	$244	1	$213	$211
Commercial mortgage (Owner occupied)(2)	—	—	—	1	105	124

(1)	Modification was an extension of loan terms.
(2)	Modification was a capitalization of interest.

(Dollars in thousands)	For the three months ended September 30, 2016		For the three months ended September 30, 2015
TROUBLED DEBT RESTRUCTURINGS THAT SUBSEQUENTLY DEFAULTED	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial and industrial	—	$—	—	$—

(Dollars in thousands)	For the nine months ended September 30, 2016		For the nine months ended September 30, 2015
TROUBLED DEBT RESTRUCTURINGS THAT SUBSEQUENTLY DEFAULTED	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial mortgage (Owner occupied)	—	$—	1	$124

Other Real Estate Owned

The table below details the properties included in other real estate owned (“OREO”) as of September 30, 2016 and December 31, 2015. There were three collateralized consumer residential mortgage loans with an aggregate balance of $601 thousand from two borrowers in the process of foreclosure as of September 30, 2016.

	As of September 30, 2016		As of December 31, 2015
(Dollars in thousands)	No. of Properties	Carrying Value	No. of Properties	Carrying Value
Residential	3	$1,172	3	$540
Land lots	6	536	7	413
Convenience stores	1	59	2	191
Restaurant	1	55	1	55
Commercial properties	3	942	3	671

Total	14	$2,764	16	$1,870

Included in other assets as of September 30, 2016, was one residential property purchased in 2013 from a related party with a value of $708 thousand and a former branch, which was closed April 30, 2015, with a value of $403 thousand. Both properties are being marketed for sale.

Note 7:    Earnings per share

The following table shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock.

	For the three months ended				For the nine months ended
	September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
	Average Shares	Per share Amount	Average Shares	Per share Amount	Average Shares	Per share Amount	Average Shares	Per share Amount
Basic earnings per share	4,774,856	$0.18	4,780,649	$0.06	4,774,856	$0.41	4,797,405	$0.20
Effect of dilutive securities:
Stock options	22,665		15,359		18,291		13,724

Diluted earnings per share	4,797,521	$0.18	4,796,008	$0.06	4,793,147	$0.41	4,811,129	$0.20

For the three months ended September 30, 2016 and 2015, options on 33,451 and 60,973 shares, respectively, were not included in computing diluted earnings per share because their effects were anti-dilutive. For the nine months ended September 30, 2016 and 2015, options on 47,041 and 68,473 shares, respectively, were not included in computing diluted earnings per share because their effects were anti-dilutive.

Note 8:    Stock-Based Compensation

On June 28, 2013, the Company registered with the Securities and Exchange Commission a stock-based compensation plan, which superseded all other plans. There are 342,000 shares available for grant under this plan at September 30, 2016.

Stock-based compensation expense related to stock awards for both the three month periods ended September 30, 2016 and 2015 was zero. For the nine months ended September 30, 2016 and 2015, stock-based compensation expense related to stock awards was $16 thousand and $17 thousand, respectively. Compensation expense for stock options is the estimated fair value of options on the date granted using the Black-Scholes Model amortized on a straight-line basis over the vesting period of the award. There was no unrecognized compensation expense related to stock options as of September 30, 2016.

Options for a total of 7,500 shares were granted and vested during the nine months ended September 30, 2016. The aggregate fair value of options granted during the nine months ended September 30, 2016 was $16 thousand. Options for a total of 7,500 shares were granted and vested during the nine months ended September 30, 2015. The aggregate fair value of options granted during the nine months ended September 30, 2015 was $17 thousand.

The variables used in these calculations of the fair value of the options are as follows:

	For the nine months ended September 30,
	2016	2015
Risk free interest rate (5 year Treasury)	1.49%	1.52%
Expected dividend yield	0.0%	0.0%
Expected term (years)	5	5
Expected volatility	40.1%	47.1%

Stock option activity for the nine months ended September 30, 2016 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value(1)
Options outstanding, January 1, 2016	211,185	$6.57	6.0
Granted	7,500	5.76
Forfeited	(13,787)	5.90
Exercised	—	—
Expired	(8,598)	12.84

Options outstanding and exercisable, September 30, 2016	196,300	$6.20	5.7	$126,134

(1)	The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on September 30, 2016. This amount changes based on changes in the market value of the Company’s common stock.

Note 9:    Employee Benefit Plans

The Company has a non-contributory, defined benefit pension plan for full-time employees who were over 21 years of age and vested in the plan as of December 31, 2012, when the plan was frozen. Each participant’s account balance grows based on monthly interest credits. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The Company sponsors a post-retirement benefit plan covering current and future retirees who acquire age 55 and 10 years of service or age 65 and 5 years of service. The post-retirement benefit plan provides coverage toward a retiree’s eligible medical and life insurance benefits expenses. The plan is unfunded and funded as benefits are due.

Components of Net Periodic (Benefit) Cost

(Dollars in thousands)	Pension Benefits		Post-Retirement Benefits
Nine months ended September 30,	2016	2015	2016	2015
Service cost	$—	$—	$17	$17
Interest cost	101	99	21	23
Expected return on plan assets	(142)	(148)	—	—
Settlement loss	21	—	—	—
Recognized net actuarial loss	58	57	—	—

Net periodic cost	$38	$8	$38	$40

The Company expects to make no contribution to its pension plan and $2 thousand to its post-retirement benefit plan during the remainder of 2016. The Company has contributed $5 thousand towards the post-retirement plan during the first nine months of 2016.

Note 10:    Long Term Debt

FHLB Debt

As of September 30, 2016, the Bank had $25.0 million of outstanding FHLB debt, consisting of four advances. As of December 31, 2015, seven advances totaling $40.0 million were outstanding. Three advances for $5.0 million each that matured in February 2016, April 2016 and September 2016 were repaid. The fixed rate advance that matured in October 2016 was replaced with a three month 0.49% fixed rate advance for $5.0 million.

The five advances are shown in the following table.

Description	Balance	Originated	Current Interest Rate	Maturity Date
Adjustable Rate Hybrid	$10,000,000	4/12/2013	3.04910%	4/13/2020
Fixed Rate Credit	5,000,000	10/20/2015	0.52000%	10/20/2016
Fixed Rate Credit	5,000,000	12/21/2015	0.99000%	6/15/2017
Fixed Rate Credit	5,000,000	12/22/2015	1.08000%	9/15/2017

	$25,000,000

Advances on the FHLB lines are secured by a blanket lien on qualified 1 to 4 family residential real estate loans. Immediate available credit, as of September 30, 2016, was $84.7 million against a total line of credit of $115.7 million.

As of September 30, 2016 and December 31, 2015, the Company had $25.0 million and $40.0 million, respectively, in FHLB debt outstanding with a weighted average interest rate of 1.74% and 1.17%, respectively.

Subordinated Debt

On May 28, 2015, the issued an aggregate of $7,000,000 of subordinated notes (the “Notes”). The Notes have a maturity date of May 28, 2025. The Notes bear interest, payable on the 1st of March and September of each year, commencing September 1, 2015, at a fixed interest rate of 6.50% per year. The Notes are not convertible into common stock or preferred stock, and are not callable by the holders. The Company has the right to redeem the Notes, in whole or in part, without premium or penalty, at any interest payment date on or after May 28, 2020 and prior to the maturity date, but in all cases in a principal amount with integral multiples of $1,000, plus interest accrued and unpaid through the date of redemption. If an event of default occurs, such as the bankruptcy of the Company, the holder of a Note may declare the principal amount of the Note to be due and immediately payable. The Notes are unsecured, subordinated obligations of the Company and will rank junior in right of payment to the Company’s existing and future senior indebtedness. The Notes qualify as Tier 2 capital for regulatory reporting.

(Dollars in thousands)	Balance as of September 30, 2016
6.5% Subordinated Debt	$7,000
Less: Issuance costs	(144)

$6,856

Note 11:    Fair Value Measurements

The Company uses fair value to record certain assets and liabilities and to determine fair value disclosures. Authoritative accounting guidance clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

Authoritative accounting guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. The three levels of the fair value hierarchy based on these two types of inputs are as follows:

Level 1—	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2—	Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3—	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available-for-sale: Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Defined benefit plan assets: Defined benefit plan assets are recorded at fair value on an annual basis at year end.

Mortgage servicing rights: MSRs are recorded at fair value on a recurring basis, with changes in fair value recorded in the results of operations. A model is used to determine fair value, which establishes pools of performing loans, calculates cash flows for each pool and applies a discount rate to each pool. Loans are segregated into 14 pools based on each loan’s term and seasoning (age). All loans have fixed interest rates. Cash flows are then estimated by utilizing assumed service costs and prepayment speeds. Service costs were assumed to be $6.00 per loan as of both September 30, 2016 and December 31, 2015.

Prepayment speeds are determined primarily based on the average interest rate of the loans in each pool. The prepayment scale used is the Public Securities Association (“PSA”) model, where “100% PSA” means prepayments are zero in the first month, then increase by 0.2% of the loan balance each month until reaching 6.0% in month 30. Thereafter, the 100% PSA model assumes an annual prepayment of 6.0% of the remaining loan balance. The average PSA speed assumption in the fair value model is 217% and 163% as of September 30, 2016 and December 31, 2015, respectively. A discount rate of 10% was then applied to each pool as of September 30, 2016 and 11.0% as of December 31, 2015. This discount rate is intended to represent the estimated market yield for the highest quality grade of comparable servicing. MSRs are classified as Level 3.

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of

September 30, 2016 and December 31, 2015:

(Dollars in thousands)		Fair Value Measurements at September 30, 2016 Using
Description	Balance	Level 1	Level 2	Level 3
Securities available-for-sale:
Corporate bonds	$7,003	$—	$1,500	$5,503
U. S. Government agencies	25,677	1,597	24,080	—
State and municipal obligations	19,883	—	19,883	—

Total securities available-for-sale:	$52,563	$1,597	$45,463	$5,503

Mortgage servicing rights	$590	$—	$—	$590

Defined benefit plan assets:
Cash and cash equivalents	$3	$3	$—	$—
Mutual funds—fixed income	1,071	1,071	—	—
Mutual funds—equity	1,615	1,615	—	—

Total defined benefit plan assets	$2,689	$2,689	$—	$—

		Fair Value Measurements at December 31, 2015 Using
Description	Balance	Level 1	Level 2	Level 3
Securities available-for-sale:
Corporate bonds	$3,945	$—	$—	$3,945
U. S. Government agencies	21,288	1,216	20,072	—
State and municipal obligations	28,857	—	28,857	—

Total securities available-for-sale:	$54,090	$1,216	$48,929	$3,945

Mortgage servicing rights	$658	$—	$—	$658

Defined benefit plan assets:
Cash and cash equivalents	$3	$3	$—	$—
Mutual funds—fixed income	1,119	1,119	—	—
Mutual funds—equity	1,684	1,684	—	—

Total defined benefit plan assets	$2,806	$2,806	$—	$—

The reconciliation of items using Level 3 inputs is as follows:

(Dollars in thousands)	MSRs	Corporate Bonds
Balance, January 1, 2016	$658	$3,945
Purchases	—	3,000
Impairments	—	—
Fair value adjustments	(68)	58
Sales	—	—

Balance, September 30, 2016	$590	$7,003

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. Any given loan may have multiple types of collateral. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing a market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the ALL are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

Other Real Estate Owned: OREO is measured at fair value less estimated costs to sell, based on an appraisal conducted by an independent, licensed appraiser outside of the Company. If the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3. OREO is measured at fair value on a nonrecurring basis. The initial fair value of OREO is based on an appraisal done at the time of foreclosure. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest income on the Consolidated Statements of Income.

The following table summarizes the Company’s assets that were measured at fair value on a nonrecurring basis at the end of the respective period.

(Dollars in thousands) Description	Balance as of September 30, 2016	Fair Value Measurements at September 30, 2016 Using
		Level 1	Level 2	Level 3
Impaired Loans, net	$2,375	$—	$—	$2,375
Other real estate owned, net	2,764	—	—	2,764

Description	Balance as of December 31, 2015	Fair Value Measurements at December 31, 2015 Using
		Level 1	Level 2	Level 3
Impaired Loans, net	$3,868	$—	$—	$3,868
Other real estate owned, net	1,870	—	—	1,870

The following table displays quantitative information about Level 3 Fair Value Measurements as of September 30, 2016:

(Dollars in thousands)	Balance as of September 30, 2016	Valuation Technique	Unobservable Input	Range (Weighted Average)
Impaired Loans, net	$2,375	Discounted appraised value	Selling Cost	10% - 20% (14%)
			Lack of Marketability	50% (50%)
Other real estate owned, net	2,764	Discounted appraised value	Selling Cost	3% - 13% (5%)
			Lack of Marketability	10% - 20% (11%)

The following table displays quantitative information about Level 3 Fair Value Measurements as of December 31, 2015:

(Dollars in thousands)	Balance as of December 31, 2016	Valuation Technique	Unobservable Input	Range (Weighted Average)
Impaired Loans, net	$3,868	Discounted appraised value	Selling Cost	10% - 25% (13%)
			Lack of Marketability	50% - 60% (51%)
Other real estate owned, net	1,870	Discounted appraised value	Selling Cost	3% - 13% (4%)
			Lack of Marketability	10% - 20% (12%)

The estimated fair values of financial instruments are shown in the following table. The carrying amounts in the table are included in the balance sheet under the applicable captions.

(Dollars in thousands) Description	Balance as of September 30, 2016	Fair Value as of September 30, 2016	Fair Value Measurements at September 30, 2016 Using
			Level 1	Level 2	Level 3
Financial Assets:
Cash and due from banks	$5,280	$5,280	$5,280	$—	$—
Interest-bearing deposits	6,343	6,343	6,343	—	—
Certificates of deposit	4,464	4,464	—	4,464	—
Federal funds sold	460	460	460	—	—
Securities available-for-sale	52,563	52,563	1,597	45,463	5,503
Restricted securities	2,209	2,209	—	—	2,209
Loans, net	364,822	371,247	—	—	371,247
Loans held for sale	481	481	—	—	481
Accrued interest receivable	1,241	1,241	—	1,241	—
Mortgage servicing rights	590	590	—	—	590

Financial Liabilities:
Non-interest -bearing liabilities	$74,615	$74,615	$74,615	$—	$—
Savings and other interest-bearing deposits	175,448	175,448	—	175,448	—
Time deposits	127,912	129,175	—	—	129,175
Securities sold under repurchase agreements	12,984	12,984	—	12,984	—
FHLB advances	25,000	25,755	—	25,755	—
Subordinated debt	6,856	7,000	—	—	7,000
Accrued interest payable	207	207	—	207	—

(Dollars in thousands) Description	Balance as of December 31, 2015	Fair Value as of December 31, 2015	Fair Value Measurements at December 31, 2015 Using
			Level 1	Level 2	Level 3
Financial Assets:
Cash and due from banks	$4,969	$4,969	$4,969	$—	$—
Interest-bearing deposits	15,330	15,330	15,330	—	—
Certificates of deposit	5,735	5,735	—	5,487	248
Federal funds sold	271	271	271	—	—
Securities available-for-sale	54,090	54,090	1,216	48,929	3,945
Restricted securities	2,731	2,731	—	—	2,731
Loans, net	343,323	347,500	—	—	347,500
Loans held for sale	270	270	—	—	270
Accrued interest receivable	1,318	1,318	—	1,318	—
Mortgage servicing rights	658	658	—	—	658

Financial Liabilities:
Non-interest -bearing liabilities	$65,842	$65,842	$65,842	$—	$—
Savings and other interest-bearing deposits	166,628	166,628	—	166,628	—
Time deposits	127,388	127,433	—	—	127,433
Securities sold under repurchase agreements	7,161	7,161	—	7,161	—
FHLB advances	40,000	40,855	—	40,855	—
Subordinated debt	6,844	7,000	—	—	7,000
Accrued interest payable	318	318	—	318	—

The carrying amounts of cash and due from banks, interest-bearing deposits, federal funds sold or purchased, accrued interest receivable, loans held for sale and non-interest-bearing deposits, are payable on demand, or are of such short duration that carrying value approximates market value.

Securities available-for-sale are carried at quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

The carrying value of restricted securities approximates fair value based on the redemption provisions of the issuer.

MSRs are carried at fair value. As described above, a valuation model is used to determine fair value. This model utilizes a discounted cash flow analysis with servicing costs and prepayment assumptions based on comparable instruments and a discount rate.

The fair value of performing loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans such as the borrower’s creditworthiness and compensating balances and dissimilar types of real estate held as collateral. The fair value of impaired loans is measured as described within the Impaired Loans section of this note. The fair value of loans does not consider the lack of liquidity and uncertainty in the market that would affect the valuation.

Time deposits are presented at estimated fair value by discounting the future cash flows using interest rates offered for deposits of similar remaining maturities.

The fair value of the Company’s subordinated debt is estimated by utilizing observable market prices for comparable securities. Qualitative factors like asset quality, market factors and liquidity are also considered.

The fair value of the FHLB advances is estimated by discounting the future cash flows using the current interest rates offered for similar advances.

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counter parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter parties at the reporting date. At September 30, 2016 and December 31, 2015, the fair value of loan commitments and standby letters of credit was immaterial and therefore, they are not included in the table above.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair value of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Note 12:    Changes in Accumulated Other Comprehensive Income (Loss)

The balances in accumulated other comprehensive income (loss) are shown in the following tables:

	For the Three Months Ended September 30, 2016
(Dollars in thousands)	Net Unrealized Gains (Losses) on Securities	Pension and Post-retirement Benefit Plans	Accumulated Other Comprehensive Income (Loss)
Balance July 1, 2016	$624	$(883)	$(259)
Change in net unrealized holding gains on securities, before reclassification	—	—	—
Reclassification for previously unrealized net gains recognized in income, net of tax expense of $62	(118)	—	(118)

Balance September 30, 2016	$506	$(883)	$(377)

	For the Three Months Ended September 30, 2015
(Dollars in thousands)	Net Unrealized Gains (Losses) on Securities	Pension and Post-retirement Benefit Plans	Accumulated Other Comprehensive Income (Loss)
Balance July 1, 2015	$(130)	$(966)	$(1,096)
Change in net unrealized holding gains on securities, before reclassification, net of tax expense of $136	267	—	267
Reclassification for previously unrealized net gains recognized in income, net of tax expense of $0	(2)	—	(2)

Balance September 30, 2015	$135	$(966)	$(831)

	For the Nine Months Ended September 30 , 2016
(Dollars in thousands)	Net Unrealized Gains (Losses) on Securities	Pension and Post-retirement Benefit Plans	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 2016	$107	$(883)	$(776)
Change in net unrealized holding gains on securities, before reclassification, net of tax expense of $305	590	—	590
Reclassification for previously unrealized net gains recognized in income, net of tax expense of $99	(191)	—	(191)

Balance September 30, 2016	$506	$(883)	$(377)

	For the Nine Months Ended September 30, 2015
(Dollars in thousands)	Net Unrealized Gains (Losses) on Securities	Pension and Post-retirement Benefit Plans	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 2015	$45	$(966)	$(921)
Change in net unrealized holding losses on securities, before reclassification, net of tax expense of $47	93	—	93
Reclassification for previously unrealized net gains recognized in income, net of tax expense of $1	(3)	—	(3)

Balance September 30, 2015	$135	$(966)	$(831)

Reclassification for previously unrealized gains (losses) and impairments on securities are reported in the Consolidated Statements of Income as follows. No unrealized gains (losses) on pension and post-employment related costs were reclassified to the Consolidated Statements of Income in the three and nine months ended September 30, 2016 and 2015.

Accumulated Other Comprehensive Income (Loss) Reclassification for the Three Months Ended Holding Losses on Securities

(Dollars in thousands)	September 30, 2016	September 30, 2015
Net gains on sale of securities available-for-securities	$180	$2
Tax expense	(62)	—

Impact on net income	$118	$2

Accumulated Other Comprehensive Income (Loss) Reclassification for the Nine Months Ended Holding Losses on Securities

(Dollars in thousands)	September 30, 2016	September 30, 2015
Net gains on sale of securities available-for-securities	$290	$4
Tax expense	(99)	(1)

Impact on net income	$191	$3

Note 13:    Subsequent Event

On November 2, 2016, the Company signed a definitive merger agreement with Virginia BanCorp Inc. (“Virginia BanCorp”). Upon completion of the merger, the Company will be the surviving corporation and shareholders of Virginia BanCorp will receive 1.178 shares of the Company’s common stock for each share of Virginia BanCorp common stock they own. After the merger is completed, the Company’s shareholders will own approximately 51% of the stock of the Company and Virginia BanCorp’s shareholders will own approximately 49%. The merger is expected to be completed early in the second quarter of 2017, subject to approval of both companies’ shareholders, regulatory approvals, and other customary closing conditions. As of September 30, 2016, Virginia BanCorp, Inc. total assets were approximately $325.1 million and total stockholders’ equity was $35.7 million.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Virginia BanCorp, Inc. and Subsidiary

Petersburg, Virginia

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Virginia BanCorp, Inc. and Subsidiary, which comprise the consolidated statements of financial condition as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholder’s equity and cash flows for the years then ended and the related notes to the consolidated financial statements, (collectively, financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virginia BanCorp, Inc. and Subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Winchester, Virginia

March 3, 2016

Virginia BanCorp, Inc. and Subsidiary

Consolidated Statements of Financial Condition

December 31, 2015 and 2014

	2015	2014
Assets
Cash and cash equivalents	$12,771,000	$18,322,000
Securities available for sale, at fair value (amortized cost of $48,648,000 and $74,223,000, respectively)	48,026,000	73,121,000
Restricted equity securities, at cost	2,785,000	1,765,000
Loans receivable, net of allowance for loan losses of $3,208,000 and $3,780,000, respectively	244,110,000	179,527,000
Office premises and equipment, net	2,452,000	2,209,000
Other real estate owned, net of valuation allowance of $1,011,000 and $1,090,000, respectively	3,165,000	2,013,000
Bank-owned life insurance	8,111,000	—
Accrued interest receivable	1,371,000	1,107,000
Prepaid expenses and other assets	2,965,000	4,087,000

Total assets	$325,756,000	$282,151,000

Liabilities and Stockholders’ Equity

Liabilities
Deposits	$237,801,000	$218,911,000
FHLB advances	53,000,000	30,000,000
Advance payments by borrowers for taxes and insurance	241,000	302,000
Accounts payable and accrued liabilities	809,000	797,000

Total liabilities	291,851,000	250,010,000

Stockholders’ Equity
Common stock, no par value, 10,000,000 shares authorized; 4,084,536 shares issued; 3,893,376 and 3,954,574 shares outstanding, respectively as of December 31, 2015 and 2014	1,564,000	1,564,000
Additional paid-in capital	1,548,000	1,906,000
Retained earnings	31,756,000	29,848,000
Accumulated other comprehensive loss	(410,000)	(726,000)
Unearned ESOP shares	(553,000)	(451,000)

Total stockholders’ equity	33,905,000	32,141,000

	$325,756,000	$282,151,000

See Notes to Consolidated Financial Statements.

Virginia BanCorp, Inc. and Subsidiary

Consolidated Statements of Income

Years Ended December 31, 2015 and 2014

	2015	2014
Interest income:
Loans, including fees	$9,851,000	$8,439,000
Interest on investment securities	1,041,000	1,443,000
Interest on cash equivalents	30,000	23,000

Total interest income	10,922,000	9,905,000

Interest expense:
Deposits	1,372,000	1,041,000
Borrowings	65,000	27,000

Total interest expense	1,437,000	1,068,000

Net interest income	9,485,000	8,837,000
Provision for (recovery of) loan losses	(800,000)	(530,000)

Net interest income after provision for (recovery of) loan losses	10,285,000	9,367,000

Noninterest income:
Service charges and other fees	352,000	390,000
Gains on sales of securities, net	96,000	135,000
Income from bank-owned life insurance	111,000	—
Gain/(loss) on sale of other assets	2,000	(6,000)
Gains on sales of loans	30,000	28,000
Other	17,000	—

Total noninterest income	608,000	547,000

Noninterest expenses:
Compensation and employee benefits	4,329,000	4,266,000
Net occupancy	268,000	256,000
Federal insurance premiums	205,000	205,000
Computer service	934,000	908,000
Depreciation and maintenance	490,000	519,000
(Gain)/loss on sale of other real estate owned, net	(96,000)	162,000
Other real estate owned expenses, net of rental income	39,000	42,000
Legal and professional fees	232,000	257,000
Other	1,359,000	1,327,000

Total noninterest expense	7,760,000	7,942,000

Income before income taxes	3,133,000	1,972,000
Income tax expense (benefit)	1,027,000	(3,174,000)

Net income	$2,106,000	$5,146,000

Basic and diluted earnings per share	$0.54	$1.32

See Notes to Consolidated Financial Statements.

Virginia BanCorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2015 and 2014

	2015	2014
Net income	$2,106,000	$5,146,000
Other comprehensive income, net of tax:
Unrealized gains on available for sale securities net of tax of $195,000 and $795,000, respectively	379,000	1,722,000
Less: reclassification adjustment for gains on sale of available for sale securities included in net income, net of tax expense of $33,000 and $46,000, respectively	(63,000)	(89,000)

Other comprehensive income	316,000	1,633,000

Total comprehensive income	$2,422,000	$6,779,000

See Notes to Consolidated Financial Statements.

Virginia BanCorp, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2015 and 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total Stockholders’ Equity
Balance, December 31, 2013	$1,564,000	$1,906,000	$24,840,000	$(2,359,000)	$(314,000)	$25,637,000
Net income	—	—	5,146,000	—	—	5,146,000
Other comprehensive income	—	—	—	1,633,000	—	1,633,000
Repayment of ESOP loan	—	—	—		63,000	63,000
Purchase of unearned ESOP shares	—	—	—	—	(200,000)	(200,000)
Dividends paid ($0.035 per share)	—	—	(138,000)	—	—	(138,000)

Balance, December 31, 2014	1,564,000	1,906,000	29,848,000	(726,000)	(451,000)	32,141,000
Net income	—	—	2,106,000	—	—	2,106,000
Other comprehensive income	—	—	—	316,000	—	316,000
Repayment of ESOP loan	—	—	—	—	50,000	50,000
Change in unearned ESOP shares	—	—	—	—	(152,000)	(152,000)
Dividends paid ($0.05 per share)	—	—	(198,000)	—	—	(198,000)
Repurchase of common stock	—	(358,000)	—	—	—	(358,000)

Balance, December 31, 2015	$1,564,000	$1,548,000	$31,756,000	$(410,000)	$(553,000)	$33,905,000

See Notes to Consolidated Financial Statements.

Virginia Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities
Net income	$2,106,000	$5,146,000
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (recovery of) loan losses	(800,000)	(530,000)
Deferred income tax expense (benefit)	1,048,000	(3,174,000)
Provision for depreciation	251,000	254,000
Amortization of deferred loan fees/costs and investment securities premiums and discounts, net	580,000	267,000
Gain on sale of securities	(96,000)	(135,000)
(Gain)/loss on sale of other assets	(2,000)	6,000
Gain on sale of loans	(30,000)	(28,000)
Originations of loans held for sale	(1,589,000)	(1,271,000)
Proceeds from sale of loans held for sale	1,619,000	1,299,000
Income from bank-owned life insurance	(111,000)	—
(Gain) loss on sale of real estate owned	(96,000)	162,000
Changes in operating assets and liabilities:
Accrued interest receivable	(264,000)	(129,000)
Prepaid expenses and other assets	(88,000)	(259,000)
Accrued interest payable and other liabilities	12,000	239,000

Net cash provided by operating activities	2,540,000	1,847,000

Cash Flows From Investing Activities
Increase of restricted stock	$(1,020,000)	$(1,242,000)
Proceeds from maturities and calls of investment securities available for sale	—	1,495,000
Purchases of investment securities available for sale	—	(10,126,000)
Proceeds from sales of investment securities available for sale	17,537,000	27,851,000
Principal payments on investment securities available for sale	7,874,000	7,603,000
Net increase in loans	(65,997,000)	(45,955,000)
Purchase of bank-owned life insurance	(8,000,000)	—
Purchases of office premises and equipment, net	(492,000)	(268,000)
Proceeds from sales of real estate owned	836,000	266,000

Net cash used in investing activities	(49,262,000)	(20,376,000)

See Notes to Consolidated Financial Statements.

Virginia Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows (continued)

Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Financing Activities
Net increase (decrease) in deposits	18,890,000	(249,000)
Net decrease in advance payments by borrowers for taxes and insurance	(61,000)	(15,000)
Proceeds from FHLB advances	23,000,000	30,000,000
Repurchase of common stock	(358,000)	—
Cash dividends	(198,000)	(138,000)
Repayment of borrowings by ESOP	50,000	63,000
Increase of unearned ESOP shares	(152,000)	(200,000)

Net cash provided by financing activities	41,171,000	29,461,000

Net (decrease) increase in cash and cash equivalents	(5,551,000)	10,932,000

Cash and Cash Equivalents
Beginning	18,322,000	7,390,000

Ending	$12,771,000	$18,322,000

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$1,430,000	$1,067,000

Income taxes	$20,000	$—

Supplemental Schedule of Noncash Investing Activities
Change in unrealized gain on securities available for sale	$478,000	$1,257,000

Transfer from loans receivable to real estate owned	$1,892,000	$12,000

See Notes to Consolidated Financial Statements.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1.    Nature of Business and Significant Accounting Policies

Nature of Business

Virginia BanCorp, Inc. (BanCorp) was organized and incorporated under the laws of the State of Virginia on November 8, 2002, and became a unitary savings and loan holding company for First Federal Savings Bank (the Bank) on January 21, 2003, (collectively, the Company). BanCorp has no operations and conducts no business of its own other than ownership of its subsidiary. The Bank is primarily engaged in the business of obtaining deposits and originating single-family residential, commercial and consumer loans within its primary lending area, Southeastern Virginia.

On March 24, 2008, the Board of Directors of Virginia BanCorp, Inc. voted to approve the conversion of First Federal Savings Bank into Virginia Commonwealth Bank (the Bank). In July 2008, the Federal Reserve Bank of Richmond (FRB) approved this conversion effectively converting the bank from a savings and loan to a state chartered bank incorporated under the laws of the State of Virginia. The effective date of the change was October 1, 2008.

Summarized below are the accounting policies considered significant by the Company:

Principles of Consolidation

The consolidated financial statements include the accounts of BanCorp and its wholly-owned subsidiary, the Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Financial Statement Presentation and Accounting Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported revenues and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly sensitive to significant change relate to the determination of the allowance for loan losses, the valuation of real estate owned and deferred tax assets, and fair value disclosures. Management uses available information to estimate losses on loans in the portfolio; however, future adjustments to the allowance may be necessary based on changes in the various factors evaluated.

Concentration of Credit Risk

Most of the Company’s activities are with customers located within the Southeastern Virginia area. Notes 2 and 3 discuss the types of securities the Company invests in and Notes 4 and 5 discuss the types of lending the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents

For purposes of reporting in the statements of cash flows, the Company includes all interest-bearing and noninterest-bearing cash accounts, which are not subject to withdrawal restrictions or penalties, money market accounts and federal funds sold as cash and cash equivalents. From time to time the Company may have deposits in excess of insurance coverage at other institutions. Cash flows from loans and deposits are reported net.

Investment Securities

The Company has investments in debt securities, which consist of obligations of the U.S. Government and federal agencies, states and political subdivisions, collateralized mortgage obligations and mortgage-backed securities.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Management classifies all securities as trading, available for sale, or held to maturity as individual investment securities are acquired, and reassesses the appropriateness of such classification at each statement of financial condition date. Since the Company does not buy investment securities in anticipation of short-term fluctuations in market prices, none of the investment securities are classified as trading. All securities have been classified as available for sale.

Securities Available for Sale

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital consideration, and other similar factors. Securities available for sale are carried at fair value. Premiums and discounts are amortized using the interest method over the securities’ contractual lives. Unrealized gains or losses are reported as increases or decreases in other comprehensive income, net of the related tax effect, a component of stockholders’ equity. Realized gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Declines in the fair value of individual available for sale securities below their cost that are deemed to be other-than-temporary result in write-downs of the individual securities to their fair value. Debt securities that are deemed to be other-than-temporarily impaired are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment for debt securities related to other factors is recognized in other comprehensive income (loss). In evaluating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the reasons for the decline in value, (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events, and (4) for fixed maturity securities, whether the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of the cost basis, which in some cases may extend to maturity.

Restricted Equity Securities

The Company, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 0.20% of assets or 4.5% of advances from the FHLB. Based on the redemption provisions of the FHLB, the stock has no quoted market value. In addition, as a requirement for membership, the Company invests in the stock of Community Bankers Bank and the Federal Reserve Bank. Management reviews for impairment based on the ultimate recoverability of the cost basis in these securities. During the years ended December 31, 2015 and 2014, management determined that no impairment charges were necessary based on its review of the ultimate recoverability of its cost basis in restricted equity securities.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value (LOCOM). For loans carried at LOCOM, gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan. There were no loans held for sale at December 31, 2015 and 2014.

Loans Receivable and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, partial charge-offs, the undisbursed portion of loans in process and net deferred loan origination fees and discounts. The Company’s loan portfolio consists principally of mortgage loans collateralized by first trust deeds on single family residences, commercial property and consumer loans.

Interest on loans is recognized over the term of the loan, and is calculated using the simple interest method on principal amounts outstanding. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for actual

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

prepayments. The Company does not record interest on loans delinquent 90 days or more. If collectability is not certain or at the time a loan becomes nonperforming, the Company establishes a reserve for uncollected interest and reverses previously recognized interest income. Interest collected while the loan is in such status is credited to income only if the collection of the principal balance is reasonably assured. If the loan is brought to a status in which collectability of principal and interest is no longer in doubt, the reserve for uncollected interest is reversed and interest income is recognized. The Company accounts for interest on impaired loans in a similar fashion.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged against income and decreased by loans charged-off (net of recoveries, if any). Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary, if economic or other conditions differ substantially from the assumptions used.

The allowance consists of specific and general components. The specific component relates to loans that are identified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows or the net realizable value, which is equal to the estimated fair value less estimated costs to sell, of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and those loans classified that are not impaired and is based on historical loss experience adjusted for other internal or external influences on credit quality that are not fully reflected in the historical data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impaired loans also include troubled debt restructurings (TDRs) where management has modified loan terms and made concessions to borrowers in financial difficulty.

Impairment is measured on a loan-by-loan basis for commercial and construction loans based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are subject to a restructuring agreement.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when all of the components meet the definition of a participating interest and when control over the assets has been surrendered. A participating interest generally represents (1) a proportionate (pro rata) ownership interest in an entire financial asset, (2) a relationship where from the date of transfer all cash flows received from the entire financial asset are divided proportionately among the participating interest holders in an amount equal to their share of ownership, (3) the priority of cash flows has certain characteristics, including no reduction in priority, subordination of interest, or recourse to the transferor other than standard representation or warranties, and (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Servicing Assets

The Company retains the right to service certain mortgage loans sold to others. Servicing assets represent the estimated fair value of retained servicing rights at the time loans are sold and included in other assets. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues as part of noninterest income. Impairment is evaluated based on stratifying the underlying financial assets by date of origination and term. Fair value is determined using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market-based assumptions. Any impairment, if temporary, would be reported as a valuation allowance.

Other Real Estate Owned

Real estate acquired in settlement of loans is initially recorded at the fair value of the property less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Costs relating to the development and improvement of the property are capitalized to the extent the value of the property is increased, while holding costs of the property are charged to expense in the period incurred. Subsequent valuation adjustments, if any, are recognized as a charge against current earnings. Gains and losses on such sales are recognized in noninterest expense as they occur.

Office Premises and Equipment

Office premises, leasehold improvements, computer software, and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over estimated useful lives of 3 to 7 years for equipment and computer software and 15 to 30 years for office premises and leasehold improvements. Land is carried at cost. Repairs and maintenance expenditures are charged to operations as incurred, while major improvements are capitalized.

Employee Savings and Stock Ownership Plans

The Company adopted an Employee Stock Ownership Plan (ESOP) designed to invest primarily in Company stock under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code of 1986 and a 401(k) employee savings plan under Section 401(a) of the Code. The Company’s matching 401(k) contribution is up to 4% of an eligible employee’s compensation and determined annually by the Board of Directors. The Company also makes a semi-monthly Safe Harbor cash contribution totaling 3% of an eligible employee’s compensation to their ESOP account.

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Advance Payments by Borrowers for Taxes and Insurance

Certain borrowers make monthly payments, in addition to principal and interest, in order to accumulate funds from which the Company will pay the borrowers’ property taxes and insurance premiums on their behalf.

Income Taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company and its subsidiaries file consolidated federal income tax returns and the Bancorp files a state income tax return. In lieu of a state income tax, the Bank pays Virginia bank franchise tax, which is included as noninterest expense within the consolidated statements of income.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Accounting guidance on accounting for uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company recognizes interest and penalties on income taxes, if any, as a component of income tax expense. There is no liability recorded for uncertain tax positions as of December 31, 2015 and 2014.

Fair Value of Financial Instruments

The estimated fair values have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates presented for the fair value of the Company’s financial instruments are not necessarily indicative of the amounts the Company could realize in a current market exchange.

The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair market value amounts.

The fair value estimates presented are based on pertinent information available to management as of December 31, 2015 and 2014. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since those dates, and therefore, current estimates of fair value may differ significantly from the amounts presented.

Off-Statement of Financial Condition Risk

The Company is a party to financial instruments having risk such as commitments to extend credit and home equity lines of credit that is not reflected in its consolidated statement of financial condition. Management assesses the risk related to these instruments for potential losses on an ongoing basis. Such financial instruments are recorded when they are funded.

Bank-Owned Life Insurance

The Company has purchased life insurance on certain key employees. These policies are recorded at their cash surrender value and are included in a separate line item on the Company’s consolidated statements of financial condition.

Earnings Per Share

Basic earnings per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). Diluted earnings per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations. For both computations, the number of unearned ESOP shares purchased by the ESOP, which have not been allocated to participant accounts, are not assumed to be outstanding. The weighted average number of common shares outstanding for both basic and diluted calculations is 3,877,316 and 3,907,100 at December 31, 2015 and 2014, respectively.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains or losses on securities available for sale which are also recognized as a separate component of stockholders’ equity.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Reclassification

Certain reclassifications have been made to the consolidated financial statements of the prior year to conform to the current year presentation. Net income was not affected by these reclassifications.

Recent Accounting Pronouncements

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.” The amendments in this ASU eliminate from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” The amendments in this ASU are intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification™ and improves current GAAP by placing more emphasis on risk of loss when determining a controlling financial interest, reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE), and changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. ASU 2015-02 may be applied retrospectively in previously issued financial statements for one or more years with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated. The Company does not expect the adoption of ASU 2015-02 to have a material impact on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” The amendments in ASU 2016-01, among other things: 1) Requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. 2) Requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables). 3) Eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost. The amendments within this ASU are effective for fiscal years beginning after December 15, 2018, and for interim periods within fiscal years beginning after December 15, 2019. The new guidance permits early adoption of the provision that exempts private companies and not-for-profit organizations from having to disclose fair value information about financial instruments measured at amortized cost. The Company is currently assessing the impact that ASU 2016-01 will have on its consolidated financial statements.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 2.    Investment Securities

The amortized cost and fair values of securities available for sale as of December 31, 2015 and 2014, are summarized as follows:

	2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agencies obligations	$18,375,000	$—	$(128,000)	$18,247,000
Obligations of state and political subdivisions	4,470,000	28,000	(17,000)	4,481,000
Collateralized residential mortgage obligations	16,423,000	—	(467,000)	15,956,000
Residential mortgage-backed securities	9,380,000	23,000	(61,000)	9,342,000

	$48,648,000	$51,000	$(673,000)	$48,026,000

	2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agencies obligations	$27,117,000	$22,000	$(445,000)	$26,694,000
Obligations of state and political subdivisions	4,466,000	27,000	(65,000)	4,428,000
Collateralized residential mortgage obligations	20,219,000	—	(700,000)	19,519,000
Residential mortgage-backed securities	22,421,000	106,000	(47,000)	22,480,000

	$74,223,000	$155,000	$(1,257,000)	$73,121,000

The following tables show the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2015 and 2014:

	2015
	Less Than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government and federal agency obligations	$13,310,000	$(65,000)	$4,937,000	$(63,000)	$18,247,000	$(128,000)
Obligations of state and political subdivisions	2,983,000	(17,000)	—	—	2,983,000	(17,000)
Collateralized mortgage obligations	8,394,000	(82,000)	7,562,000	(385,000)	15,956,000	(467,000)
Residential mortgage-backed securities	6,711,000	(36,000)	2,037,000	(25,000)	8,748,000	(61,000)

Total temporarily impaired securities	$31,398,000	$(200,000)	$14,536,000	$(473,000)	$45,934,000	$(673,000)

	2014
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and federal agency obligations	$—	$—	$23,683,000	$(445,000)	$23,683,000	$(445,000)
Obligations of state and political subdivisions	—	—	2,935,000	(65,000)	2,935,000	(65,000)
Collateralized mortgage obligations	2,817,000	(16,000)	16,702,000	(684,000)	19,519,000	(700,000)
Residential mortgage-backed securities	11,433,000	(21,000)	3,013,000	(26,000)	14,446,000	(47,000)

Total temporarily impaired securities	$14,250,000	$(37,000)	$46,333,000	$(1,220,000)	$60,583,000	$(1,257,000)

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

U.S. Government Agencies

The unrealized losses on five investments in U.S. government obligations and direct obligations of U.S. government agencies were caused by increases in market interest rates. The contractual terms of those investments do not permit the issuers to settle the security at a price less than the amortized cost basis of the investment. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis, which may be maturity, the Company does not consider the investments to be other-than-temporarily impaired at December 31, 2015.

Obligations of State and Political Subdivisions

There were unrealized losses on one of the Bank’s state and municipal securities at December 31, 2015. At December 31, 2015, all state and municipal bond issuers were current on contractually obligated interest and principal payments. The Bank attributes the unrealized losses at December 31, 2015, to changes in prevailing market yields and pricing spreads since the date the underlying securities were purchased, driven in part by current market concerns about the prolonged deep recession and the impact it might have on the future financial stability of municipalities throughout the country. Accordingly, the Bank does not consider these municipal securities to be other-than-temporarily impaired at December 31, 2015.

Collateralized Mortgage Obligations

The unrealized losses on the eight collateralized mortgage obligations are primarily driven by higher projected collateral losses, wider credit spreads and changes in interest rates. These investments are investment grade. Based upon the assessment of the expected credit losses of the securities given the performance of the underlying collateral, the Bank expects to recover the entire amortized cost basis of these securities. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2015.

Mortgage-Backed Securities

The unrealized losses on the six mortgage-backed securities were caused by changes in market interest rates or other factors that management deems to be temporary. The contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company’s investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2015.

The amortized cost and fair value of debt securities at December 31, 2015 and 2014, by contractual maturity, are shown below.

	Amortized	Fair
	Cost	Value
Due after one year through five years	$16,747,000	$16,625,000
Due after five years through ten years	750,000	769,000
Due after ten years	31,151,000	30,632,000

	$48,648,000	$48,026,000

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Summarized below is the sales activity for investment securities:

	2015	2014
Proceeds from sale of securities available for sale	$17,537,000	$27,851,000
Realized gains from securities available	(96,000)	(135,000)

Cost of securities sold	$17,441,000	$27,716,000

At December 31, 2015 and 2014, U.S. government and federal agency obligations with a carrying amount of $3,009,000 and $2,991,000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Note 3.    Restricted Equity Securities

Federal Home Loan Bank stock and other restricted equity securities include the following:

	2015	2014
Federal Home Loan Bank Stock	$2,591,000	$1,571,000
Federal Reserve Bank Stock	150,000	150,000
Investment in Community Banker’s Bank	44,000	44,000

	$2,785,000	$1,765,000

Note 4.    Loans Receivable

Loans receivable at December 31, 2015 and 2014, consist of the following:

	2015	2014
Single and multi-family mortgages	$76,565,000	$73,632,000
Construction and land development	13,021,000	15,312,000
Non-residential mortgages	95,294,000	66,841,000
Commercial	21,975,000	7,198,000
Consumer	38,207,000	19,234,000

	245,062,000	182,217,000

Loans in process	316,000	312,000
Allowance for loan losses	(3,208,000)	(3,780,000)
Deferred loan costs and (fees), net	1,940,000	778,000

	(952,000)	(2,690,000)

	$244,110,000	$179,527,000

The Company has had, and expects to continue to have in the ordinary course of business, lending transactions with directors and executive officers of the Company and their affiliates. Management believes these transactions are made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and do not involve more than a normal risk of collectability or present any other unfavorable features. At December 31, 2015 and 2014, the Company had no outstanding loans to directors and executive officers.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Loan portfolios serviced for:
Federal Home Loan Mortgage Corporation	$28,406,000	$31,669,000
Other investors	10,729,000	10,954,000

	$39,135,000	$42,623,000

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $116,000 and $117,000 at December 31, 2015 and 2014, respectively.

The Company has servicing rights totaling $399,000 and $482,000 and are included in other assets at December 31, 2015 and 2014, respectively, which approximate their fair value.

The fair value of the mortgage servicing rights was based on a valuation model that calculates the present value of estimated future net servicing income using assumptions of market participants. The Company’s amortization of the mortgage servicing rights was $90,000 and $47,000 for the years ended December 31, 2015 and 2014, respectively.

There were no valuation allowances for mortgage servicing rights at December 31, 2015 and 2014.

Note 5.    Credit Quality

Loan origination/risk management: The Company makes loans to individuals as well as to commercial entities. Specific loan terms vary as to interest rate, repayment and collateral requirements based on the type of loan requested and the creditworthiness of the prospective borrower. Credit risk tends to be geographically concentrated in that a majority of the loan customers are located in the markets serviced by the Company. All loans are underwritten within specific lending policy guidelines that are designed to maximize Company profitability within an acceptable level of business risk.

Single and multi-family loans involve lending to consumers through first and second lien mortgage loans, multi-family investment properties and home equity lines of credit secured by residential properties generally located within our market area. Because payments on these loans are highly dependent upon the borrower’s financial condition and real estate values, the Company analyzes credit scores, financial stability and general local and national economic conditions.

Construction and land development loans cover commercial and residential project development. These loans are underwritten based upon independent appraisals, analysis of absorption or lease rates, and the global financial analysis of the developers and/or property owners and include estimates of costs and value associated with the complete project. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. These loans are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, regulations of real property, general economic conditions and the availability of long-term financing.

Non-residential mortgage loans include owner-occupied properties, non-owner-occupied properties, as well as farmland and are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of an owner’s business or the successful operation of the property securing the loan or the business conducted on the property securing the loan. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. The Company seeks to minimize these risks in a variety of ways, including pre-lease requirements, if applicable, limiting the size and loan-to-value and requiring minimum debt service coverage ratios on its commercial real estate loans.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and prudently expand its business. Commercial loans are primarily made based on the identified business and global cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate personal guarantees to mitigate the risk of loss. While some short-term loans may be made on an unsecured basis, as a practice, the Company is primarily a secured lender.

Consumer loans generally involve more risk than first mortgages. Consumer loans are generally originated at higher rates than residential mortgage loans but also tend to have a higher risk than residential loans due to the loan being unsecured or secured by rapidly depreciable assets.

Age analysis of past due loans: The following tables represent an aging of loans by category as of December 31, 2015 and 2014. The tables present the principal amount outstanding on the loans which may be past due for principal and/or interest payments contractually due.

	2015
	30 – 59 Days Past Due	60 – 89 Days Past Due	90+ Days and Still Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Single and multi-family mortgages	$413,000	$105,000	$—	$1,312,000	$1,830,000	$74,735,000	$76,565,000
Construction and land development	27,000	—	—	—	27,000	12,994,000	13,021,000
Non-residential mortgages	274,000	27,000	—	1,134,000	1,435,000	93,859,000	95,294,000
Commercial loans	—	—	—	—	—	21,975,000	21,975,000
Consumer loans	105,000	—	—	106,000	211,000	37,996,000	38,207,000

	$819,000	$132,000	$—	$2,552,000	$3,503,000	$241,559,000	$245,062,000

	2014
	30 – 59 Days Past Due	60 – 89 Days Past Due	90+ Days and Still Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Single and multi-family mortgages	$878,000	$32,000	$—	$1,215,000	$2,125,000	$71,507,000	$73,632,000
Construction and land development	96,000	—	—	1,239,000	1,335,000	13,977,000	15,312,000
Non-residential mortgages	277,000	221,000	—	1,055,000	1,553,000	65,288,000	66,841,000
Commercial loans	—	—	—	—	—	7,198,000	7,198,000
Consumer loans	38,000	79,000	34,000	38,000	189,000	19,045,000	19,234,000

	$1,289,000	$332,000	$34,000	$3,547,000	$5,202,000	$177,015,000	$182,217,000

Credit quality classifications: The Company assigns internal credit classifications at the inception of each loan. A loan’s internal risk rating is updated at least annually and more frequently if circumstances warrant a change in risk rating. The following definitions summarize the basis for each classification.

Pass credit classifications will generally reflect a credit characterized by a good track record of servicing debt as agreed and sufficient current and expected cash flow to service debt with satisfactory first and secondary sources of repayment. External factors including market and economic variables have little impact.

Watch credit classifications will generally show signs of weakness in either adequate sources or repayment or collateral, but have demonstrated mitigating factors that minimize the risk of delinquency or loss. Repayment issues may be due to operational issues, financial trends, or reliance on projected versus historical performance.

Special Mention credit classifications will generally exhibit adverse trends in the borrower’s operations, credit quality or financial strength. Loans in this category constitute an undue and unwarranted credit risk but not to the point of justifying a substandard classification.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Substandard credit classifications will generally be characterized by well-defined weaknesses. A substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Substandard – impaired credit classifications for which it is probable based on current information and events that the Company will not collect all amounts due under the terms of the underlying loan agreement.

Doubtful credits have all the weaknesses inherent in loans classified substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable.

The following tables summarize the loan portfolio by category of loan and the internally assigned credit quality ratings for those categories at December 31, 2015 and 2014:

	2015
	Single & Multi-Family	Construction & Land Development	Non-Residential Mortgage	Commercial	Consumer	Total
Pass	$71,888,000	$8,289,000	$92,033,000	$21,773,000	$38,035,000	$232,018,000
Watch	1,956,000	3,019,000	1,563,000	—	91,000	6,629,000
Special Mention	373,000	1,661,000	409,000	—	—	2,443,000
Substandard	1,041,000	52,000	47,000	202,000	81,000	1,423,000
Substandard – impaired	1,307,000	—	1,242,000	—	—	2,549,000

	$76,565,000	$13,021,000	$95,294,000	$21,975,000	$38,207,000	$245,062,000

	2014
	Single & Multi-Family	Construction & Land Development	Non-Residential Mortgage	Commercial	Consumer	Total
Pass	$68,364,000	$9,026,000	$64,320,000	$6,996,000	$19,043,000	$167,749,000
Watch	2,387,000	3,303,000	770,000	—	98,000	6,558,000
Special Mention	384,000	1,688,000	442,000	—	—	2,514,000
Substandard	1,319,000	56,000	32,000	202,000	93,000	1,702,000
Substandard – impaired	1,178,000	1,239,000	1,277,000	—	—	3,694,000

	$73,632,000	$15,312,000	$66,841,000	$7,198,000	$19,234,000	$182,217,000

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 6.    Allowance for Loan Losses and Troubled Debt Restructurings

The following tables summarize the allowance for loan losses as of and for the years ended December 31, 2015 and 2014, by loan category and the amount by category of the loans evaluated individually or collectively for impairment.

	2015
	Single & Multi-Family	Construction & Land Development	Non-Residential Mortgage	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$1,484,000	$148,000	$1,158,000	$202,000	$788,000	$3,780,000
Charge-offs	(353,000)	(83,000)	—	—	(134,000)	(570,000)
Recoveries	293,000	461,000	—	—	44,000	798,000
Provision for (recovery of) loan losses	(373,000)	(497,000)	34,000	(12,000)	48,000	(800,000)

Ending balance	$1,051,000	$29,000	$1,192,000	$190,000	$746,000	$3,208,000

Ending balance of allowance for loan losses:
Individually evaluated for impairment	$63,000	$—	$141,000	$—	$—	$204,000
Collectively evaluated for impairment	988,000	29,000	1,051,000	190,000	746,000	3,004,000

Totals	$1,051,000	$29,000	$1,192,000	$190,000	$746,000	$3,208,000

Loan ending balances
Individually evaluated for impairment	$3,539,000	$2,806,000	$1,316,000	$—	$—	$7,661,000
Collectively evaluated for impairment	73,026,000	10,215,000	93,978,000	21,975,000	38,207,000	237,401,000

Totals	$76,565,000	$13,021,000	$95,294,000	$21,975,000	$38,207,000	$245,062,000

	2014
	Single & Multi-Family	Construction & Land Development	Non-Residential Mortgage	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$1,836,000	$709,000	$1,376,000	$196,000	$246,000	$4,363,000
Charge-offs	(336,000)	(19,000)	(249,000)	—	(89,000)	(693,000)
Recoveries	135,000	461,000	31,000	—	13,000	640,000
Provision for (recovery of) loan losses	(151,000)	(1,003,000)	—	6,000	618,000	(530,000)

Ending balance	$1,484,000	$148,000	$1,158,000	$202,000	$788,000	$3,780,000

Ending balance of allowance for loan losses:
Individually evaluated for impairment	$68,000	$—	$152,000	$—	$—	$220,000
Collectively evaluated for impairment	1,416,000	148,000	1,006,000	202,000	788,000	3,560,000

Totals	$1,484,000	$148,000	$1,158,000	$202,000	$788,000	$3,780,000

Loan ending balances
Individually evaluated for impairment	$3,635,000	$4,108,000	$1,354,000	$—	$—	$9,097,000
Collectively evaluated for impairment	69,997,000	11,204,000	65,487,000	7,198,000	19,234,000	173,120,000

Totals	$73,632,000	$15,312,000	$66,841,000	$7,198,000	$19,234,000	$182,217,000

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Impaired loans: Loans are considered impaired when current information and events indicate that the Company may be unable to collect all amounts due according to the contractual terms of the related loan agreements. The Company identifies impaired loans including troubled debt restructurings (TDRs) by applying its normal loan review procedures in accordance with its Allowance for Loan Loss methodology. Management periodically assesses loans to determine whether impairment exists. Any loan that is or will potentially no longer perform in accordance with the terms of the original loan contract, including loans that are rated Substandard or could become rated Substandard in the near term, are evaluated to determine impairment.

The following is a summary of the impaired loan activity in the allowance for loan losses at December 31, 2015 and 2014:

	2015
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Single and multi-family mortgages	$3,199,000	$3,190,000	$—	$3,247,000	$301,000
Construction and land development	2,806,000	2,806,000	—	2,837,000	—
Non-residential mortgages	909,000	624,000	—	924,000	—

Subtotal	6,914,000	6,620,000	—	7,008,000	301,000

With an allowance recorded:
Single and multi-family mortgages	349,000	349,000	63,000	350,000	—
Construction and land development	—	—	—	—	—
Non-residential mortgages	692,000	692,000	141,000	697,000	—

Subtotal	1,041,000	1,041,000	204,000	1,047,000	—

Total
Single and multi-family mortgages	3,548,000	3,539,000	63,000	3,597,000	301,000
Construction and land development	2,806,000	2,806,000	—	2,837,000	—
Non-residential mortgages	1,601,000	1,316,000	141,000	1,621,000	—

Total	$7,955,000	$7,661,000	$204,000	$8,055,000	$301,000

	2014
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Single and multi-family mortgages	$3,106,000	$3,097,000	$—	$2,631,000	$252,000
Construction and land development	4,108,000	4,108,000	—	3,347,000	—
Non-residential mortgages	937,000	652,000	—	934,000	—

Subtotal	8,151,000	7,857,000	—	6,912,000	252,000

With an allowance recorded:
Single and multi-family mortgages	538,000	538,000	68,000	541,000	15,000
Construction and land development	—	—	—	—	—
Non-residential mortgages	702,000	702,000	152,000	708,000	—

Subtotal	1,240,000	1,240,000	220,000	1,249,000	15,000

Total
Single and multi-family mortgages	3,644,000	3,635,000	68,000	3,172,000	267,000
Construction and land development	4,108,000	4,108,000	—	3,347,000	—
Non-residential mortgages	1,639,000	1,354,000	152,000	1,642,000	—

Total	$9,391,000	$9,097,000	$220,000	$8,161,000	$267,000

Troubled debt restructurings: The Company’s loan portfolio also includes certain loans that have been modified in a troubled debt restructuring (TDR). TDRs occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider, unless it results in a delay in payment that is

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

insignificant. These concessions typically include reductions in interest rate, extending the maturity of a loan, or a combination of both. When the Company modifies a loan, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs. If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized on the loan through a specific allowance estimate or charge-off to the allowance. This process is used, regardless of loan type, as well as for loans modified as TDRs that subsequently default on their modified terms. At December 31, 2015 and 2014, the Company had $7,366,000 and $7,636,000, respectively, in TDRs included in impaired loans.

During the year ended December 31, 2015, the Company did not modify any loans in troubled debt restructuring transactions. During the year ended December 31, 2014, the Company modified 11 loans in troubled debt restructuring transactions. Modifications consisted of interest rate reductions, extensions of maturity dates, forgiveness of past due interest or fees or a combination thereof. The following table presents, by class of loans, information related to loans modified as TDRs during the years ended December 31, 2015 and 2014:

2015
	Number of Loans	Pre- Modification Outstanding Recorded Investments	Post- Modification Outstanding Recorded Investments
Troubled Debt Restructuring
Single and multi-family mortgages	—	$—	$—

Total	—	$—	$—

	2014
	Number of Loans	Pre- Modification Outstanding Recorded Investments	Post- Modification Outstanding Recorded Investments
Troubled Debt Restructuring
Single and multi-family mortgages	11	$1,779,000	$1,779,000

Total	11	$1,779,000	$1,779,000

During the year ended December 31, 2015, there were no loans restructured during the year that were not performing under their modified terms. During the year ended December 31, 2014, there were $1,029,000 of loans restructured during the year that were not performing under their modified terms. There was no principal forgiveness. They consisted of the following:

2015
	Number of Loans	Recorded Investment
Troubled Debt Restructuring
Single and multi-family mortgages	—	$—
Non-residential mortgages	—	—

Total	—	$—

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

	2014
	Number of Loans	Recorded Investment
Troubled Debt Restructuring
Single and multi-family mortgages	5	$1,029,000
Non-residential mortgages	—	—

Total	5	$1,029,000

There were no residential mortgage loans in the process of foreclosure at December 31, 2015.

Note 7.    Office Premises and Equipment

Office premises and equipment at December 31, 2015 and 2014, are summarized by major classifications as follows:

	2015	2014
Land and land improvements	$1,068,000	$1,050,000
Buildings	3,551,000	3,537,000
Leasehold improvements	280,000	275,000
Furniture and fixtures	2,505,000	2,202,000
Computer software	753,000	599,000

	8,157,000	7,663,000
Less accumulated depreciation	5,705,000	5,454,000

	$2,452,000	$2,209,000

Depreciation expense for the years ended December 31, 2015 and 2014 was $251,000 and $254,000, respectively.

Note 8.    Deposits

Deposits at December 31, 2015 and 2014, consist of the following:

	2015		2014
	Amount	Percent	Amount	Percent
Noninterest-bearing deposits	$16,207,000	6.82%	$11,384,000	5.20%
Passbook savings accounts	19,602,000	8.24	17,822,000	8.14
NOW, SuperNow and demand accounts	45,214,000	19.01	42,032,000	19.20
Money market accounts	47,713,000	20.06	48,057,000	21.95

	128,736,000	54.14	119,295,000	54.49
Certificates of deposit	109,065,000	45.86	99,616,000	45.51

	$237,801,000	100.00%	$218,911,000	100.00%

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $8,012,000 and $4,945,000 at December 31, 2015 and 2014, respectively.

At December 31, 2015, scheduled maturities of certificates of deposit are as follows:

2016	$62,579,000
2017	19,161,000
2018	12,088,000
2019	5,977,000
2020	9,260,000

$109,065,000

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Interest expense on deposits for the years ended December 31, 2015 and 2014, consisted of the following:

	2015	2014
NOW, Super NOW, demand accounts, and money market deposit accounts	$163,000	$131,000
Passbook savings accounts	28,000	19,000
Certificates of deposit	1,181,000	891,000

	$1,372,000	$1,041,000

Note 9.    Employee Savings and Stock Ownership Plan

The Company provides an Employee Savings 401(k) Plan as well as an Employee Stock Ownership Plan, each with a related trust for the benefit of its employees who have completed the term of service as required by the plans and have reached at least 21 years of age. On April 1, 2012, the trust transferred funds of $2.2 million to ADP Retirement Services in order to provide participants with a variety of mutual fund options to choose from in directing the investment of their retirement plan assets. During the years ended December 31, 2015 and 2014, the Company contributed and expensed approximately $196,000 and $171,000, respectively, to the ESOP. Assets of the ESOP include $132,000 and $45,000 in cash on deposit with the Bank at December 31, 2015 and 2014, respectively.

Since 2009, the ESOP has purchased from terminated participants shares of common stock funded with the proceeds from stock acquisition loans established with the Company scheduled to mature at various dates. As of December 31, 2015, there were three fixed rate amortizing loans in the amount of $200,737, $200,000, and $152,048 with maturity dates of March 1, 2019, March 1, 2025 and November 1, 2025 respectively. The shares are allocated back to the ESOP participants as principal payments are received on the notes. The loans may be prepaid without penalty. The unallocated shares of stock held by the ESOP are pledged as collateral for the debt. The ESOP is funded by contributions made by the Company in amounts sufficient to retire the debt. The notes receivable are presented as a reduction of stockholders’ equity and had an outstanding balance of $553,000 and $451,000 at December 31, 2015 and 2014, respectively.

Shares are released as the debt is repaid and earnings from the common stock held by the ESOP are allocated among participants on the basis of relative ESOP account balances. Benefits become 100% vested after five years of credited service. Forfeitures of non-vested benefits will be reallocated among remaining participating employees in the same proportion as contributions.

Dividends on unallocated shares may be used by the ESOP to repay the debt to the Company and are not reported as dividends but as additional compensation expense in the consolidated financial statements. Dividends on allocated or committed to be allocated shares may also be used to repay the debt to the Company and are reported as dividends in the consolidated financial statements.

At December 31, 2015 and 2014, 90,633 and 75,015, respectively, shares held by the ESOP have been placed in suspense and are not committed to be released. These shares are not treated as outstanding in computing both basic and diluted earnings per share.

In the event an ESOP participant desires to sell his or her shares of the Company’s stock, the participant has in effect a put option to the trust. The potential commitment to the trust for the put option is approximately $3,455,622 and $3,557,920 at December 31, 2015 and 2014, respectively. Additionally, the trust has the right of first refusal on the subsequent sale of any shares received directly by a participant.

Note 10.    Stockholders’ Equity

The Bank and the Company are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and Company must meet specific capital guidelines that involve quantitative regulatory accounting practices. The Bank’s and the Company’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. As part of the new requirements, the Common Equity Tier I Capital ratio is calculated and utilized in the assessment of capital for all institutions. Capital amounts and ratios for December 31, 2014 were calculated using the Basel I rules, which were effective until January 1, 2015.

Quantitative measures established by regulation to ensure capital adequacy require the Bank and Company to maintain minimum amounts and ratios (set forth in the following table) of total, Common Equity Tier 1, and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2015 and 2014, that the Bank and the Company meet all capital adequacy requirements to which they are subject.

As of December 31, 2015, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Common Equity Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2015 and 2014, are presented in the tables below:

	2015
	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Total Capital to Risk Weighted Assets:
Consolidated	$35,746	14.7%	$19,550	8.0%	N/A	N/A
Bank	$35,657	14.7%	$19,505	8.0%	$24,381	10.0%
Tier 1 Capital to Risk Weighted Assets:
Consolidated	$32,691	13.4%	$14,663	6.0%	N/A	N/A
Bank	$32,610	13.4%	$14,628	6.0%	$19,505	8.0%
Tier 1 Capital to Assets:
Consolidated	$32,691	10.5%	$12,433	4.0%	N/A	N/A
Bank	$32,610	10.5%	$12,411	4.0%	$15,513	5.0%
Common Equity Tier 1 Capital to Risk Weighted Assets:
Consolidated	$32,691	13.4%	$10,997	4.5%	N/A	N/A
Bank	$32,610	13.4%	$10,971	4.5%	$15,848	6.5%

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

	2014
	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Total Capital to Risk Weighted Assets:
Consolidated	$32,665	18.1%	$14,418	8.0%	N/A	N/A
Bank	$32,635	18.1%	$14,418	8.0%	$18,022	10.0%
Tier 1 Capital to Risk Weighted Assets:
Consolidated	$30,389	16.9%	$7,209	4.0%	N/A	N/A
Bank	$30,359	16.8%	$7,209	4.0%	$10,813	6.0%
Tier 1 Capital to Assets:
Consolidated	$30,389	11.6%	$10,515	4.0%	N/A	N/A
Bank	$30,359	11.5%	$10,515	4.0%	$13,144	5.0%

Note 11.    Income Taxes

The tax effects of temporary differences that gave rise to significant portions of the net deferred tax asset (DTA) at December 31, 2015 and 2014 are as follows:

	2015	2014
Deferred tax assets:
Allowance for loan losses	$796,000	$1,068,000
Nonaccrual loan interest	34,000	217,000
Net operating losses	1,200,000	1,599,000
Unrealized loss on securities available for sale	212,000	375,000
Property and equipment	—	12,000
Other real estate owned	344,000	371,000
Deferred loan fees	19,000	41,000
Other losses, net	39,000	51,000

	2,644,000	3,734,000

Deferred tax liabilities:
FHLB stock dividends	131,000	131,000
Property and equipment	108,000	—
Other gains, net	42,000	29,000

	281,000	160,000

Net deferred tax asset	$2,363,000	$3,574,000

Under the Internal Revenue Code, the Bank is allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The Company is required to compute such deductions using an experience method.

Deferred taxes have been provided for certain increases in the Company’s tax bad debt reserves subsequent to December 31, 1987, in excess of additions to recorded loan loss allowances. At December 31, 2015 and 2014, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $3,224,000, the balance at December 31, 1987, for which no deferred taxes have been provided because the Company does not intend to use these reserves for purposes other than to absorb losses. If amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carry-back of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecognized tax liability associated with these historical additions is approximately $1,096,000.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

In reporting periods prior to December 31, 2014, the Bank recorded a valuation allowance on the deferred tax assets due to cumulative losses recorded during the height of the recession. At December 31, 2014, based on recent profitability and projections of continued operational profitability, the Company determined that the tax benefits associated with carry-forwards and other deductible temporary differences would more likely than not be realized during the carry-forward period. Therefore, the Company removed the valuation allowance related to deferred tax assets and recognized an income tax benefit of $3,174,000 for the year ended December 31, 2014.

The realization of DTAs is assessed and a valuation allowance is recorded if it is “more likely than not” that all or a portion of the deferred tax asset will not be realized. “More likely than not” is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. In assessing the need for a valuation allowance, the Company considered all available evidence about the realization of DTAs, both positive and negative, that could be objectively verified. After weighing both the positive and negative evidence, management determined that a valuation allowance on the net deferred tax asset was not warranted as of December 31, 2015 or 2014.

At December 31, 2015, the Company has net operating loss carry-forwards of $3,500,000 that expire after 2032.

The components of income taxes (benefits) for the year ended December 31, 2015 and 2014 are:

	2015	2014
Current	$(21,000)	$—
Deferred	1,048,000	657,000
Change in valuation allowance	—	(3,831,000)

	$1,027,000	$(3,174,000)

The provision for income taxes differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the decrease in the valuation allowance, and other permanent differences between financial statement income and taxable income.

The Company files tax returns in U.S. federal jurisdiction and files income tax returns in Virginia. Generally, the Company is no longer subject to U.S. federal or Virginia income tax examinations by tax authorities for tax years before 2012.

Note 12.    Commitments and Contingencies

The Company is a party to financial instruments having risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates that is not reflected in its consolidated statement of financial condition. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for financial instruments reflected in its consolidated statement of financial condition.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include real estate and income-producing commercial properties.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers; the Company generally holds collateral supporting these commitments. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Company would be entitled to seek recovery from the customer. At December 31, 2015 and 2014, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.

A summary of the contract amount of the Company’s exposure to credit and interest rate risks that are not reflected in the consolidated statements of financial condition, at December 31, 2015 and 2014 is as follows:

	2015	2014
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit, mortgage loans	$7,245,000	$2,961,000
Undisbursed lines of credit, consumer	20,764,000	12,478,000
Undisbursed lines of credit, commercial	5,588,000	6,895,000
Standby letters of credit	16,000	23,000

The Company leases four branch properties under various non-cancellable agreements, which expire at various times through 2017 and 2018. The Company’s future minimum payments under the leases as of December 31, 2015, are as follows:

Year Ending December 31, 2015
2016	$95,000
2017	48,000
2018	28,000

$171,000

Rent expense totaled approximately $179,000 and $171,000 for the years ended December 31, 2015 and 2014, respectively.

Note 13.    Fair Value of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Accounting guidance defines the fair value of a financial instrument as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions. In accordance with this guidance, the Company groups its assets and liabilities carried at fair value in three valuation levels as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and model-based valuation techniques for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments carried at fair value on a recurring basis:

Assets measured at fair value on a recurring basis as of December 31, 2015 and 2014, are summarized below:

	2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities available for sale
U.S. Government and federal agencies obligations	$—	$18,247,000	$—	$18,247,000
Obligations of state and political subdivisions	—	4,481,000	—	4,481,000
Collateralized residential mortgage obligations	—	15,956,000	—	15,956,000
Residential mortgage- backed securities	—	9,342,000	—	9,342,000

	$—	$48,026,000	$—	$48,026,000

	2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities available for sale
U.S. Government and federal agencies obligations	$—	$26,694,000	$—	$26,694,000
Obligations of state and political subdivisions	—	4,428,000	—	4,428,000
Collateralized residential mortgage obligations	—	19,519,000	—	19,519,000
Residential mortgage- backed securities	—	22,480,000	—	22,480,000

	$—	$73,121,000	$—	$73,121,000

Securities available for sale: The fair value of available securities is based upon quoted market prices, when available in an active market (Level 1). If listed prices or quotes are not available, fair value is based upon quoted market prices for similar or identical assets or other observable inputs (Level 2) or externally developed models that use observable inputs due to limited or no market activity of the instrument (Level 3).

The valuation of securities using Level 2 inputs was primarily determined using the market approach, which uses quoted prices for similar assets or liabilities in active markets and all other relevant information. It includes model pricing, defined as valuing securities based upon their relationship with other benchmark securities.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The Company may be required, from time to time, to measure and record certain assets at fair value on a non-recurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period.

Assets measured at fair value on a nonrecurring basis as of December 31, 2015 and 2014, are included in the tables below:

	2015
	Total	Level 1	Level 2	Level 3
Assets
Impaired loans	$837,000			$837,000
Real estate owned	3,165,000	—	—	3,165,000

Total assets at fair value	$4,002,000			$4,002,000

	2014
	Total	Level 1	Level 2	Level 3
Assets
Impaired loans	$1,020,000	$—	$—	$1,020,000
Real estate owned	2,013,000	—	—	2,013,000

Total assets at fair value	$3,033,000	$—	$—	$3,033,000

Impaired loans: Impaired loans that are collateral dependent are written down to their fair value, less costs to sell, through the establishment of specific reserves or by recording charge-offs when the carrying value exceeds the fair value. Appraised and reported values may be discounted based on management’s historical knowledge, changes in market conditions from the time of valuation and/or management’s expertise and knowledge of the client and client’s business. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Statements of Income.

Other real estate owned: Other real estate owned is carried at fair value, determined by using appraisals, less costs to sell, which may be discounted based on management’s review and changes in market conditions. If the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3. OREO is measured at fair value on a nonrecurring basis. Any initial fair value adjustment is charged against the Allowance for Loan Losses. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest expense on the Statements of Income.

The following methods and assumptions were used to estimate fair value of other classes of financial instruments for which it is practical to estimate that value:

Cash and cash equivalents: The carrying amounts reported in the consolidated statement of financial condition for cash and short-term instruments approximate those assets’ fair values.

Restricted equity securities: The carrying value of Federal Home Loan Bank stock and other securities approximate fair value based on the redemption provisions.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Commitments to extend credit and standby letters of credit: The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not material at December 31, 2015 and 2014, and as such, the related fair values have not been estimated.

Loans receivable: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are equal to carrying basis. The fair values for fixed-rate loans are estimated using discounted cash flow analyses using market interest rates for loans with similar terms to borrowers of similar credit quality except for previously discussed impaired loans.

Bank-owned life insurance (BOLI): The fair value of BOLI is estimated using information provided by insurance carriers. These policies are carried at their cash surrender value, which approximates the fair value.

Servicing assets: Fair value is based on a valuation model that calculates the present value of estimated future net servicing income using assumptions of market participants.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the consolidated statement of financial condition date. The carrying amounts for variable-rate, fixed-term money market accounts approximate their fair values at the consolidated statement of financial condition date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other borrowings: The fair value of other borrowings is estimated using discounted cash flow analysis based on current market rates for similar types of borrowing arrangements.

Accrued interest receivable, advance payments by borrowers for taxes and insurance and accrued interest payable: The carrying amounts reported in the consolidated statement of financial condition for accrued interest receivable, advance payments by borrowers for taxes and insurance and accrued interest payable approximate their fair value.

The estimated fair values, and related carrying amounts, of the Company’s financial instruments follows. Accounting guidance excludes certain financial instruments from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	Fair Value Measurements at December 31, 2015
	Carrying Value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total Fair Value
		Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$12,771,000	$12,771,000	$—	$—	$12,771,000
Securities available for sale	48,026,000	—	48,026,000	—	48,026,000
Restricted equity securities	2,785,000	—	—	2,785,000	2,785,000
Loans receivable, net	244,110,000	—	—	235,819,000	235,819,000
Bank-owned Life Insurance	8,111,000	—	8,111,000	—	8,111,000
Servicing assets	399,000	—	399,000	—	399,000
Accrued interest receivable	1,371,000	—	1,371,000	—	1,371,000
Financial liabilities:
Deposits	237,801,000	—	237,921,000	—	237,921,000
FHLB advances	53,000,000	—	52,996,000	—	52,996,000
Advance payments by borrowers for taxes and insurance	241,000	—	241,000	—	241,000
Accrued interest payable	15,000	—	15,000	—	15,000

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

	Fair Value Measurements at December 31, 2014
	Carrying Value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total Fair Value
		Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$18,322,000	$18,322,000	$—	$—	$18,322,000
Securities available for sale	73,121,000	—	73,121,000	—	73,121,000
Restricted equity securities	1,765,000	—	—	1,765,000	1,765,000
Loans receivable, net	179,527,000	—	—	177,392,000	177,392,000
Bank-owned Life Insurance	—	—	—	—	—
Servicing assets	482,000	—	482,000	—	482,000
Accrued interest receivable	1,107,000	—	1,107,000	—	1,107,000
Financial liabilities:
Deposits	218,911,000	—	219,202,000	—	219,202,000
FHLB advances	30,000,000	—	29,999,000	—	29,999,000
Advance payments by borrowers for taxes and insurance	302,000	—	302,000	—	302,000
Accrued interest payable	8,000	—	8,000	—	8,000

Note 14.    Borrowings

As of December 31, 2015, the Company’s line of credit with the FHLB totaled $90.6 million, with approximately $37.6 million available at December 31, 2015. Additional loans are available that can be pledged as collateral for future borrowings from the FHLB above the current lendable collateral value. As of December 31, 2015, the Company had fixed-rate, short-term borrowings of $53,000,000 outstanding with the FHLB. These short-term advances mature in January 2016 and had an interest rate of 0.38%. The Company had no long-term advances with the FHLB as of December 31, 2015.

Note 15.    Subsequent Events

In accordance with ASC 855-10/SFAS 165, the Company evaluates subsequent events that have occurred after the balance sheet date but before the consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Bank evaluated subsequent events through March 3, 2016, the date the consolidated financial statements were available to be issued.

Based on the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment to or disclosure in the consolidated financial statements.

Virginia BanCorp, Inc. and Subsidiary

Consolidated Statements of Financial Condition

September 30, 2016 and December 31, 2015

(Dollars in thousands, except share amounts)

	September 30, 2016	December 31, 2015
	(Unaudited)
Assets
Cash and cash equivalents	$22,019	$12,771
Securities available for sale, at fair value (amortized cost of $23,825 and $48,648, respectively)	23,955	48,026
Restricted equity securities, at cost	1,889	2,785
Loans receivable, net of allowance for loan losses of $3,069 and $3,208, respectively	258,116	244,110
Office premises and equipment, net	3,435	2,452
Other real estate owned, net of valuation allowance of $1,009 and $1,011, respectively	3,408	3,165
Bank-owned life insurance	8,306	8,111
Accrued interest receivable	1,343	1,371
Prepaid expenses and other assets	2,653	2,965

Total assets	$325,124	$325,756

Liabilities and Stockholders’ Equity
Liabilities
Deposits	$254,658	$237,801
FHLB advances	33,000	53,000
Advance payments by borrowers for taxes and insurance	574	241
Accounts payable and accrued liabilities	1,170	809

Total liabilities	289,402	291,851

Stockholders’ Equity
Common stock, no par value, 10,000,000 shares authorized; 4,084,536 shares issued; 3,893,376 shares outstanding as of September 30, 2016 and December 31, 2015	1,564	1,564
Additional paid-in capital	1,548	1,548
Retained earnings	33,006	31,756
Accumulated other comprehensive income (loss)	87	(410)
Unearned ESOP shares	(483)	(553)

Total stockholders’ equity	35,722	33,905

	$325,124	$325,756

See Notes to Consolidated Financial Statements.

Virginia BanCorp, Inc. and Subsidiary

Consolidated Statements of Income

September 30, 2016 and 2015

(Dollars in thousands, except share and per share amounts)

(Unaudited)

	2016	2015
Interest income:
Loans, including fees	$8,669	$7,166
Interest on investment securities	456	793
Interest on cash equivalents	48	24

Total interest income	9,173	7,983

Interest expense:
Deposits	1,135	1,010
Borrowings	133	42

Total interest expense	1,268	1,052

Net interest income	7,905	6,931
Provision for loan losses	375	180

Net interest income after provision for loan losses	7,530	6,751

Noninterest income:
Service charges and other fees	243	262
Gains on sales of securities, net	35	96
Income from bank-owned life insurance	194	66
Gains on sale of other assets	3	3
Gains on sales of loans	14	28
Other	27	17

Total noninterest income	516	472

Noninterest expenses:
Compensation and employee benefits	3,138	3,157
Net occupancy	181	203
Federal insurance premiums	158	153
Computer service	529	695
Depreciation and maintenance	475	363
Gains on sale of other real estate owned, net	(88)	(42)
Other real estate owned expenses, net of rental income	7	24
Legal and professional fees	183	205
Other	1,255	923

Total noninterest expense	5,838	5,681

Income before income taxes	2,208	1,542
Income tax expense	685	500

Net income	$1,523	$1,042

Basic and diluted earnings per share	$0.40	$0.27

Weighted Average Shares Outstanding, basic and diluted	3,808,036	3,882,935

See Notes to Consolidated Financial Statements.

Virginia BanCorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands)

(Unaudited)

	2016	2015
Net income	$1,523	$1,042
Other comprehensive income, net of tax:
Unrealized gains on available for sale securities net of tax of ($267) and ($301), respectively	520	585
Less: reclassification adjustment for gains on sale of available for sale securities included in net income, net of tax expense of ($12) and ($33), respectively	(23)	(63)

Other comprehensive income	497	522

Total comprehensive income	$2,020	$1,564

See Notes to Consolidated Financial Statements.

Virginia BanCorp, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands, except per share amounts)

(Unaudited)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total Stockholders’ Equity
Balance, December 31, 2014	$1,564	$1,906	$29,848	$(726)	$(451)	$32,141
Net income	—	—	1,042	—	—	1,042
Other comprehensive income	—	—	—	522	—	522
Repayment of ESOP loan	—	—	—		50	50
Dividends paid ($ 0.05 per share)	—	—	(198)	—	—	(198)

Balance, September 30, 2015	1,564	1,906	30,692	(204)	(401)	33,557
Balance, December 31, 2015	$1,564	$1,548	$31,756	$(410)	$(553)	$33,905
Net income	—	—	1,523	—	—	1,523
Other comprehensive income	—	—	—	497	—	497
Repayment of ESOP loan	—	—	—	—	70	70
Dividends paid ($ 0.07 per share)	—	—	(273)	—	—	(273)

Balance, September 30, 2016	$1,564	$1,548	$33,006	$87	$(483)	$35,722

See Notes to Consolidated Financial Statements.

Virginia Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands)

(Unaudited)

	2016	2015
Cash Flows From Operating Activities
Net income	$1,523	$1,042
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	375	180
Depreciation expense	283	184
Amortization of deferred loan fees/costs and investment securities premiums and discounts, net	546	427
Gain on sale of securities	(35)	(96)
Gain on sale of other assets	(3)	(3)
Gain on sale of loans	(14)	(28)
Originations of loans held for sale	(555)	(1,467)
Proceeds from sale of loans held for sale	569	1,495
Income from bank-owned life insurance	(195)	(66)
Gain on sale of real estate owned	(88)	(42)
Changes in operating assets and liabilities:
Accrued interest receivable	28	(131)
Prepaid expenses and other assets	143	177
Accrued interest payable and other liabilities	361	44

Net cash provided by operating activities	2,938	1,716

Cash Flows From Investing Activities
Redemption/(issuance) of restricted stock	$896	$(43)
Purchases of investment securities available for sale	(3,115)	—
Proceeds from sales of investment securities available for sale	22,378	17,441
Principal payments on investment securities available for sale	5,364	6,697
Net increase in loans	(15,169)	(48,823)
Purchase of bank-owned life insurance	—	(4,000)
Purchases of office premises and equipment, net	(1,263)	(143)
Proceeds from sales of real estate owned	232	278

Net cash provided by (used in) investing activities	9,323	(28,593)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows (continued)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands)

(Unaudited)

	2016	2015
Cash Flows From Financing Activities
Net increase in deposits	16,857	17,061
Net increase in advance payments by borrowers for taxes and insurance	333	238
(Repayments)/proceeds from FHLB advances	(20,000)	2,000
Cash dividends	(273)	(198)
Repayment of borrowings by ESOP	70	50

Net cash (used in) provided by financing activities	(3,013)	19,151

Net increase (decrease) in cash and cash equivalents	9,248	(7,726)
Cash and Cash Equivalents
Beginning	12,771	18,322

Ending	$22,019	$10,596

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$1,115	$1,008

Income taxes	$30	$33

Supplemental Schedule of Noncash Investing Activities
Change in unrealized gain on securities available for sale	$752	$790

Transfer from loans receivable to real estate owned	$563	$1,880

See Notes to Consolidated Financial Statements.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

Note 1.    General

Virginia BanCorp, Inc. (BanCorp) was organized and incorporated under the laws of the State of Virginia on November 8, 2002, and became a unitary savings and loan holding company for First Federal Savings Bank (the Bank) on January 21, 2003, (collectively, the Company). BanCorp has no operations and conducts no business of its own other than ownership of its subsidiary. The Bank is primarily engaged in the business of obtaining deposits and originating single-family residential, commercial and consumer loans within its primary lending area, Southeastern Virginia.

On March 24, 2008, the Board of Directors of Virginia BanCorp, Inc. voted to approve the conversion of First Federal Savings Bank into Virginia Commonwealth Bank (the Bank). In July 2008, the Federal Reserve Bank of Richmond (FRB) approved this conversion effectively converting the bank from a savings and loan to a state chartered bank incorporated under the laws of the State of Virginia. The effective date of the change was October 1, 2008.

Principles of Consolidation

The consolidated financial statements include the accounts of BanCorp and its wholly-owned subsidiary, the Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Financial Statement Presentation and Accounting Estimates

The accompanying unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim reporting and with applicable quarterly reporting regulations of the Securities and Exchange Commission and general practices within the financial services industry. They do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. Therefore, these consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2015.

In the opinion of the Bank’s management, the accompanying unaudited consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the Bank’s financial condition as of September 30, 2016 and the results of operations and cash flows for the nine months ended September 30, 2016 and 2015. The results of operations for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” Among other things, in the amendments in ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, for non-public entities. Early application is permitted upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently assessing the impact that ASU 2016-02 will have on its consolidated financial statements.

During June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The amendments in this ASU are effective for non-public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently assessing the impact that ASU 2016-13 will have on its consolidated financial statements.

During August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments are effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The amendments should be applied using a retrospective transition method to each period presented. If retrospective application is impractical for some of the issues addressed by the update, the amendments for those issues would be applied prospectively as of the earliest date practicable. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements.

Note 2.    Investment Securities

The amortized cost and estimated fair value, with gross unrealized gains and losses, of investment securities available for sale at September 30, 2016 and December 31, 2015, were as follows:

	September 30, 2016
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agencies obligations	$3,542	$56	$—	$3,598
Obligations of state and political subdivisions	1,473	50	—	1,523
Collateralized residential mortgage obligations	12,431	24	(47)	12,408
Residential mortgage-backed securities	6,379	53	(6)	6,426

	$23,825	$183	$(53)	$23,955

	December 31, 2015
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agencies obligations	$18,375	$—	$(128)	$18,247
Obligations of state and political subdivisions	4,470	28	(17)	4,481
Collateralized residential mortgage obligations	16,423	—	(467)	15,956
Residential mortgage-backed securities	9,380	23	(61)	9,342

	$48,648	$51	$(673)	$48,026

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

The following tables show the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2016 and December 31, 2015:

	September 30, 2016
(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Collateralized mortgage obligations	$4,447	$(47)	$—	$—	$4,447	$(47)
Residential mortgage-backed securities	1,667	(6)	—	—	1,667	(6)

Total temporarily impaired securities	$6,114	$(53)	$—	$—	$6,114	$(53)

	December 31, 2015
(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and federal agency obligations	$13,310	$(65)	$4,937	$(63)	$18,247	$(128)
Obligations of state and political subdivisions	2,983	(17)	—	—	2,983	(17)
Collateralized mortgage obligations	8,394	(82)	7,562	(385)	15,956	(467)
Residential mortgage-backed securities	6,711	(36)	2,037	(25)	8,748	(61)

Total temporarily impaired securities	$31,398	$(200)	$14,536	$(473)	$45,934	$(673)

Collateralized Mortgage Obligations

The unrealized losses on the three collateralized mortgage obligations are primarily driven by higher projected collateral losses, wider credit spreads and changes in interest rates. These investments are investment grade. Based upon the assessment of the expected credit losses of the securities given the performance of the underlying collateral, the Company expects to recover the entire amortized cost basis of these securities. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2016.

Mortgage-Backed Securities

The unrealized losses on the two mortgage-backed securities were caused by changes in market interest rates or other factors that management deems to be temporary. The contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company’s investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2016.

Summarized below is the sales activity for investment securities:

(Dollars in thousands)	September 30, 2016	December 31, 2015
Proceeds from sale of securities available for sale	$22,378	$17,537
Realized gains from securities available	(35)	(96)

Cost of securities sold	$22,343	$17,441

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

At September 30, 2016 and December 31, 2015, U.S. government and federal agency obligations with a carrying amount of $1,614,000 and $3,009,000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Note 3.    Restricted Equity Securities

Federal Home Loan Bank stock and other restricted equity securities include the following:

(Dollars in thousands)	September 30, 2016	December 31, 2015
Federal Home Loan Bank Stock	$1,695	$2,591
Federal Reserve Bank Stock	150	150
Investment in Community Banker’s Bank	44	44

	$1,889	$2,785

Note 4.    Loans Receivable

The following table sets forth the composition of the Company’s loan portfolio at the dates indicated:

(Dollars in thousands)	September 30, 2016	December 31, 2015
Single and multi-family mortgages	$73,204	$76,565
Construction and land development	10,422	13,021
Non-residential mortgages	109,521	95,294
Commercial	30,508	21,975
Consumer	35,488	38,207

	259,143	245,062

Loans in process	96	316
Allowance for loan losses	(3,069)	(3,208)
Deferred loan costs and (fees), net	1,946	1,940

	(1,027)	(952)

	$258,116	$244,110

The Company has had, and expects to continue to have in the ordinary course of business, lending transactions with directors and executive officers of the Company and their affiliates. Management believes these transactions are made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and do not involve more than a normal risk of collectability or present any other unfavorable features. At September 30, 2016 and December 31, 2015, the Company had no outstanding loans to directors and executive officers.

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at September 30, 2016 and December 31, 2015 are summarized as follows:

(Dollars in thousands)	September 30, 2016	December 31, 2015
Loan portfolios serviced for:
Federal Home Loan Mortgage Corporation	$24,568	$28,406
Other investors	11,871	10,729

	$36,439	$39,135

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $213,000 and $116,000 at September 30, 2016 and December 31, 2015, respectively.

The Company has servicing rights totaling $341,000 and $399,000 and are included in other assets at September 30, 2016 and December 31, 2015, respectively, which approximate their fair value.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

The fair value of the mortgage servicing rights was based on a valuation model that calculates the present value of estimated future net servicing income using assumptions of market participants. The Company’s amortization of the mortgage servicing rights was $62,000 and $90,000 for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively. There were no valuation allowances for mortgage servicing rights at September 30, 2016 and December 31, 2015.

Note 5.    Credit Quality

Loan origination/risk management: The Company makes loans to individuals as well as to commercial entities. Specific loan terms vary as to interest rate, repayment and collateral requirements based on the type of loan requested and the creditworthiness of the prospective borrower. Credit risk tends to be geographically concentrated in that a majority of the loan customers are located in the markets serviced by the Company. All loans are underwritten within specific lending policy guidelines that are designed to maximize Company profitability within an acceptable level of business risk.

Single and multi-family loans involve lending to consumers through first and second lien mortgage loans, multi-family investment properties and home equity lines of credit secured by residential properties generally located within our market area. Because payments on these loans are highly dependent upon the borrower’s financial condition and real estate values, the Company analyzes credit scores, financial stability and general local and national economic conditions.

Construction and land development loans cover commercial and residential project development. These loans are underwritten based upon independent appraisals, analysis of absorption or lease rates, and the global financial analysis of the developers and/or property owners and include estimates of costs and value associated with the complete project. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. These loans are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, regulations of real property, general economic conditions and the availability of long-term financing.

Non-residential mortgage loans include owner-occupied properties, non-owner-occupied properties, as well as farmland and are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of an owner’s business or the successful operation of the property securing the loan or the business conducted on the property securing the loan. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. The Company seeks to minimize these risks in a variety of ways, including pre-lease requirements, if applicable, limiting the size and loan-to-value and requiring minimum debt service coverage ratios on its commercial real estate loans.

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and prudently expand its business. Commercial loans are primarily made based on the identified business and global cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate personal guarantees to mitigate the risk of loss. While some short-term loans may be made on an unsecured basis, as a practice, the Company is primarily a secured lender.

Consumer loans generally involve more risk than first mortgages. Consumer loans are generally originated at higher rates than residential mortgage loans but also tend to have a higher risk than residential loans due to the loan being unsecured or secured by rapidly depreciable assets.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

Age analysis of past due loans: The following tables represent an aging of loans by category as of September 30, 2016 and December 31, 2015. The tables present the principal amount outstanding on the loans which may be past due for principal and/or interest payments contractually due.

	September 30, 2016
(Dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	90+ Days and Still Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Single and multi-family mortgages	$123	$41	$—	$1,452	$1,616	$71,588	$73,204
Construction and land development	—	—	—	—	—	10,422	10,422
Non-residential mortgages	—	264	—	94	358	109,163	109,521
Commercial loans	—	—	—	—	—	30,508	30,508
Consumer loans	101	53	—	84	238	35,250	35,488

	$224	$358	$—	$1,630	$2,212	$256,931	$259,143

	December 31, 2015
(Dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	90+ Days and Still Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Single and multi-family mortgages	$413	$105	$—	$1,312	$1,830	$74,735	$76,565
Construction and land development	27	—	—	—	27	$12,994	13,021
Non-residential mortgages	274	27	—	1,134	1,435	$93,859	95,294
Commercial loans	—	—	—	—	—	$21,975	21,975
Consumer loans	105	—	—	106	211	$37,996	38,207

	$819	$132	$—	$2,552	$3,503	$241,559	$245,062

Credit quality classifications: The Company assigns internal credit classifications at the inception of each loan. A loan’s internal risk rating is updated at least annually and more frequently if circumstances warrant a change in risk rating. The following definitions summarize the basis for each classification.

Pass credit classifications will generally reflect a credit characterized by a good track record of servicing debt as agreed and sufficient current and expected cash flow to service debt with satisfactory first and secondary sources of repayment. External factors including market and economic variables have little impact.

Watch credit classifications will generally show signs of weakness in either adequate sources or repayment or collateral, but have demonstrated mitigating factors that minimize the risk of delinquency or loss. Repayment issues may be due to operational issues, financial trends, or reliance on projected versus historical performance.

Special Mention credit classifications will generally exhibit adverse trends in the borrower’s operations, credit quality or financial strength. Loans in this category constitute an undue and unwarranted credit risk but not to the point of justifying a substandard classification.

Substandard credit classifications will generally be characterized by well-defined weaknesses. A substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Substandard—impaired credit classifications for which it is probable based on current information and events that the Company will not collect all amounts due under the terms of the underlying loan agreement.

Doubtful credits have all the weaknesses inherent in loans classified substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

The following tables summarize the loan portfolio by category of loan and the internally assigned credit quality ratings for those categories at September 30, 2016 and December 31, 2015:

	September 30, 2016
(Dollars in thousands)	Single & Multi-Family	Construction & Land Development	Non-Residential Mortgage	Commercial	Consumer	Total
Pass	$68,701	$6,238	$105,136	$29,952	$35,260	$245,287
Watch	1,871	2,495	3,916	556	85	8,923
Special Mention	363	27	244	—	—	634
Substandard	978	1,662	21	—	143	2,804
Substandard—impaired	1,291	—	204	—	—	1,495

	$73,204	$10,422	$109,521	$30,508	$35,488	$259,143

	December 31, 2015
(Dollars in thousands)	Single & Multi-Family	Construction & Land Development	Non-Residential Mortgage	Commercial	Consumer	Total
Pass	$71,888	$8,289	$92,033	$21,773	$38,035	$232,018
Watch	1,956	3,019	1,563	—	91	6,629
Special Mention	373	1,661	409	—	—	2,443
Substandard	1,041	52	47	202	81	1,423
Substandard—impaired	1,307	—	1,242	—	—	2,549

	$76,565	$13,021	$95,294	$21,975	$38,207	$245,062

Note 6.    Allowance for Loan Losses and Troubled Debt Restructurings

The following tables summarize the allowance for loan losses as of and for the nine months ended September 30, 2016 and the year-ended December 31, 2015, by loan category and the amount by category of the loans evaluated individually or collectively for impairment.

	For the Nine Months Ended September 30, 2016
(Dollars in thousands)	Single & Multi-Family	Construction & Land Development	Non-Residential Mortgage	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$1,051	$29	$1,192	$190	$746	$3,208
Charge-offs	(343)	—	(74)	—	(181)	(598)
Recoveries	8	—	49	—	27	84
Provision for (recovery of) loan losses	80	(5)	(18)	63	255	375

Ending balance	$796	$24	$1,149	$253	$847	$3,069

Ending balance of allowance for loan losses:
Individually evaluated for impairment	$137	$—	$—	$—	$—	$137
Collectively evaluated for impairment	659	24	1,149	253	847	2,932

Totals	$796	$24	$1,149	$253	$847	$3,069

Loan ending balances
Individually evaluated for impairment	$3,392	$1,613	$275	$—	$—	$5,280
Collectively evaluated for impairment	69,812	8,809	109,246	30,508	35,488	253,863

Totals	$73,204	$10,422	$109,521	$30,508	$35,488	$259,143

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

	For the Year-Ended December 31, 2015
(Dollars in thousands)	Single & Multi-Family	Construction & Land Development	Non-Residential Mortgage	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$1,484	$148	$1,158	$202	$788	$3,780
Charge-offs	(353)	(83)	—	—	(134)	(570)
Recoveries	293	461	—	—	44	798
Provision for (recovery of) loan losses	(373)	(497)	34	(12)	48	(800)

Ending balance	$1,051	$29	$1,192	$190	$746	$3,208

Ending balance of allowance for loan losses:
Individually evaluated for impairment	$63	$—	$141	$—	$—	$204
Collectively evaluated for impairment	988	29	1,051	190	746	3,004

Totals	$1,051	$29	$1,192	$190	$746	$3,208

Loan ending balances
Individually evaluated for impairment	$3,539	$2,806	$1,316	$—	$—	$7,661
Collectively evaluated for impairment	73,026	10,215	93,978	21,975	38,207	237,401

Totals	$76,565	$13,021	$95,294	$21,975	$38,207	$245,062

Impaired loans: Loans are considered impaired when current information and events indicate that the Company may be unable to collect all amounts due according to the contractual terms of the related loan agreements. The Company identifies impaired loans including troubled debt restructurings (TDRs) by applying its normal loan review procedures in accordance with its Allowance for Loan Loss methodology. Management periodically assesses loans to determine whether impairment exists. Any loan that is or will potentially no longer perform in accordance with the terms of the original loan contract, including loans that are rated Substandard or could become rated Substandard in the near term, are evaluated to determine impairment.

The following is a summary of the impaired loan activity in the allowance for loan losses at September 30, 2016 and December 31, 2015:

	September 30, 2016
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Single and multi-family mortgages	$3,182	$3,060	$—	$3,217	$166
Construction and land development	1,613	1,613	—	1,623	—
Non-residential mortgages	313	275	—	317	—

Subtotal	5,108	4,948	—	5,157	166

With an allowance recorded:
Single and multi-family mortgages	332	332	137	333	—
Construction and land development	—	—	—	—	—
Non-residential mortgages	—	—	—	—	—

Subtotal	332	332	137	333	—

Total
Single and multi-family mortgages	3,514	3,392	137	3,550	166
Construction and land development	1,613	1,613	—	1,623	—
Non-residential mortgages	313	275	—	317	—

Total	$5,440	$5,280	$137	$5,490	$166

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

	December 31, 2015
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Single and multi-family mortgages	$3,199	$3,190	$—	$3,247	$301
Construction and land development	2,806	2,806	—	2,837	—
Non-residential mortgages	909	624	—	924	—

Subtotal	6,914	6,620	—	7,008	301

With an allowance recorded:
Single and multi-family mortgages	349	349	63	350	—
Construction and land development	—	—	—	—	—
Non-residential mortgages	692	692	141	697	—

Subtotal	1,041	1,041	204	1,047	—

Total
Single and multi-family mortgages	3,548	3,539	63	3,597	301
Construction and land development	2,806	2,806	—	2,837	—
Non-residential mortgages	1,601	1,316	141	1,621	—

Total	$7,955	$7,661	$204	$8,055	$301

Troubled debt restructurings: The Company’s loan portfolio also includes certain loans that have been modified in a troubled debt restructuring (TDR). TDRs occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider, unless it results in a delay in payment that is insignificant. These concessions typically include reductions in interest rate, extending the maturity of a loan, or a combination of both. When the Company modifies a loan, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs. If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized on the loan through a specific allowance estimate or charge-off to the allowance. This process is used, regardless of loan type, as well as for loans modified as TDRs that subsequently default on their modified terms. At September 30, 2016 and December 31, 2015, the Company had $4,899,000 and $7,366,000, respectively, in TDRs included in impaired loans.

During the nine months ended September 30, 2016, the Company modified 3 loans in troubled debt restructuring transactions. Modifications consisted of interest rate reductions, extensions of maturity dates, forgiveness of past due interest or fees or a combination thereof. During the year ended December 31, 2015, the Company did not modify any loans in troubled debt restructuring transactions. The following table presents, by class of loans, information related to loans modified as TDRs during the nine months ended September 30, 2016:

	September 30, 2016
(Dollars in thousands)		Pre-	Post-
	Number of Loans	Modification Outstanding Recorded Investments	Modification Outstanding Recorded Investments
Troubled Debt Restructuring
Single and multi-family mortgages	3	$214	$99

Total	3	$214	$99

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

During the nine months ended September 30, 2016, there were 3 loans restructured during the year that were not performing under their modified terms. During the year ended December 31, 2015, there were no loans restructured during the year that were not performing under their modified terms. There was no principal forgiveness. They consisted of the following:

	September 30, 2016
(Dollars in thousands)	Number of	Recorded
	Loans	Investment
Troubled Debt Restructuring
Single and multi-family mortgages	3	$99
Non-residential mortgages	—	—

Total	3	$99

Note 7.     Fair Value of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Accounting guidance defines the fair value of a financial instrument as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions. In accordance with this guidance, the Company groups its assets and liabilities carried at fair value in three valuation levels as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and model-based valuation techniques for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments carried at fair value on a recurring basis:

The following table summarizes the financial assets measured at fair value on a recurring basis as of September 30, 2016 and December 31, 2015, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Assets Measured at Fair Value on a Recurring Basis at
	September 30, 2016 Using
(Dollars in thousands)	Quoted Prices
	in Active	Significant		Balance at September 30,
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	2016
Securities available for sale
U.S. Government and federal agencies obligations	$—	$3,598	$—	$3,598
Obligations of state and political subdivisions	—	1,523	—	1,523
Collateralized residential mortgage obligations	—	12,408	—	12,408
Residential mortgage-backed securities	—	6,426	—	6,426

	$—	$23,955	$—	$23,955

	Assets Measured at Fair Value on a Recurring Basis at
	December 31, 2015 Using
(Dollars in thousands)	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant	Balance at December 31,
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	2015
Securities available for sale
U.S. Government and federal agencies obligations	$—	$18,247	$—	$18,247
Obligations of state and political subdivisions	—	4,481	—	4,481
Collateralized residential mortgage obligations	—	15,956	—	15,956
Residential mortgage-backed securities	—	9,342	—	9,342

	$—	$48,026	$—	$48,026

Securities available for sale: The fair value of available securities is based upon quoted market prices, when available in an active market (Level 1). If listed prices or quotes are not available, fair value is based upon quoted market prices for similar or identical assets or other observable inputs (Level 2) or externally developed models that use observable inputs due to limited or no market activity of the instrument (Level 3).

The valuation of securities using Level 2 inputs was primarily determined using the market approach, which uses quoted prices for similar assets or liabilities in active markets and all other relevant information. It includes model pricing, defined as valuing securities based upon their relationship with other benchmark securities.

The Company may be required, from time to time, to measure and record certain assets at fair value on a non-recurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

The following table summarizes assets measured at fair value on a non-recurring basis as of September 30, 2016 and December 31, 2015, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Assets Measured at Fair Value on a Non-Recurring Basis at
	September 30, 2016 Using
				Balance at
(Dollars in thousands)	Level 1	Level 2	Level 3	September 30, 2016
Assets
Impaired loans	$—	$—	$195	$195
Real estate owned	—	—	3,408	3,408

Total assets at fair value	$—	$—	$3,603	$3,603

	Assets Measured at Fair Value on a Non-Recurring Basis at
	December 31, 2015 Using
				Balance at
(Dollars in thousands)	Level 1	Level 2	Level 3	December 31, 2015
Assets
Impaired loans	$—	$—	$837	$837
Real estate owned	—	—	3,165	3,165

Total assets at fair value	$—		$4,002	$4,002

The following tables display quantitative information about Level 3 Fair Value Measurements as of September 30, 2016 and December 31, 2015:

Quantitative information about Level 3 Fair Value Measurements at September 30, 2016
(dollars in thousands)	Fair Value	Valuation Technique(s)	Unobservable Input	Range
Assets
Impaired loans	$195	Discounted appraised value	Selling cost	0% - 10%
			Discount for lack of marketability and age of appraisal	0% - 55%

Other real estate owned	$3,408	Discounted appraised value	Selling cost	0% - 10%
			Discount for lack of marketability and age of appraisal	0% - 35%

Quantitative information about Level 3 Fair Value Measurements at December 31, 2015
(dollars in thousands)	Fair Value	Valuation Technique(s)	Unobservable Input	Range
Assets
Impaired loans	$837	Discounted appraised value	Selling cost	0% - 10%

			Discount for lack of marketability and age of appraisal	0% - 35%

Other real estate owned	$3,165	Discounted appraised value	Selling cost	0% - 10%
			Discount for lack of marketability and age of appraisal	0% - 35%

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

Impaired loans: Impaired loans that are collateral dependent are written down to their fair value, less costs to sell, through the establishment of specific reserves or by recording charge-offs when the carrying value exceeds the fair value. Appraised and reported values may be discounted based on management’s historical knowledge, changes in market conditions from the time of valuation and/or management’s expertise and knowledge of the client and client’s business. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Statements of Income.

Other real estate owned: Other real estate owned is carried at fair value, determined by using appraisals, less costs to sell, which may be discounted based on management’s review and changes in market conditions. If the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3. OREO is measured at fair value on a nonrecurring basis. Any initial fair value adjustment is charged against the Allowance for Loan Losses. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest expense on the Statements of Income.

The following methods and assumptions were used to estimate fair value of other classes of financial instruments for which it is practical to estimate that value:

Cash and cash equivalents: The carrying amounts reported in the consolidated statement of financial condition for cash and short-term instruments approximate those assets’ fair values.

Restricted equity securities: The carrying value of Federal Home Loan Bank stock and other securities approximate fair value based on the redemption provisions.

Commitments to extend credit and standby letters of credit: The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not material at September 30, 2016 and December 31, 2015, and as such, the related fair values have not been estimated.

Loans receivable: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are equal to carrying basis. The fair values for fixed-rate loans are estimated using discounted cash flow analyses using market interest rates for loans with similar terms to borrowers of similar credit quality except for previously discussed impaired loans.

Bank-owned life insurance (BOLI): The fair value of BOLI is estimated using information provided by insurance carriers. These policies are carried at their cash surrender value, which approximates the fair value.

Servicing assets: Fair value is based on a valuation model that calculates the present value of estimated future net servicing income using assumptions of market participants.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the consolidated statement of financial condition date. The carrying amounts for variable-rate, fixed-term money market accounts approximate their fair values at the consolidated statement of financial condition date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

Other borrowings: The fair value of other borrowings is estimated using discounted cash flow analysis based on current market rates for similar types of borrowing arrangements.

Accrued interest receivable, advance payments by borrowers for taxes and insurance and accrued interest payable: The carrying amounts reported in the consolidated statement of financial condition for accrued interest receivable, advance payments by borrowers for taxes and insurance and accrued interest payable approximate their fair value. The estimated fair values, and related carrying amounts, of the Company’s financial instruments follows. Accounting guidance excludes certain financial instruments from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value and the carrying value of the Company’s recorded financial instruments are as follows:

(Dollars in thousands)	Fair Value Measurements at September 30, 2016
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs	Total Fair
	Value	Level 1	Level 2	Level 3	Value
Financial assets:
Cash and cash equivalents	$22,019	$22,019	$—	$—	$22,019
Securities available for sale	23,955	—	23,955	—	23,955
Restricted equity securities	1,889	—	—	1,889	1,889
Loans receivable, net	258,116	—	—	251,515	251,515
Bank-owned life insurance	8,306	—	8,306	—	8,306
Servicing assets	341	—	341	—	341
Accrued interest receivable	1,343	—	1,343	—	1,343
Financial liabilities:
Deposits	254,658	—	249,518	—	249,518
FHLB advances	33,000	—	32,998	—	32,998
Advance payments by borrowers for taxes and insurance	574	—	574	—	574
Accrued interest payable	35	—	35	—	35

(Dollars in thousands)	Fair Value Measurements at December 31, 2015
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs	Total Fair
	Value	Level 1	Level 2	Level 3	Value
Financial assets:
Cash and cash equivalents	$12,771	$12,771	$—	$—	$12,771
Securities available for sale	48,026	—	48,026	—	48,026
Restricted equity securities	2,785	—	—	2,785	2,785
Loans receivable, net	244,110	—	—	235,819	235,819
Bank-owned Life Insurance	8,111	—	8,111	—	8,111
Servicing assets	399	—	399	—	399
Accrued interest receivable	1,371	—	1,371	—	1,371
Financial liabilities:
Deposits	237,801	—	237,921	—	237,921
FHLB advances	53,000	—	52,996	—	52,996
Advance payments by borrowers for taxes and insurance	241	—	241	—	241
Accrued interest payable	15	—	15	—	15

Virginia BanCorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

Note 8.     Subsequent Events

In accordance with ASC 855-10/SFAS 165, the Company evaluates subsequent events that have occurred after the balance sheet date but before the consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management evaluated subsequent events through December 6, 2016, the date the consolidated financial statements were available to be issued.

On November 3, 2016, the Company announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated November 2, 2016, with Bay Banks of Virginia, Inc. (“Bay Banks”), pursuant to which it will merge with and into Bay Banks in a business combination transaction (the “Merger”). Pursuant and subject to the terms of the Merger Agreement, as a result of the proposed Merger, each share of the Company’s common stock will be converted into the right to receive 1.178 shares of Bay Bank’s common stock. Subject to customary closing conditions, including regulatory and shareholder approvals, the Company expects the Merger to close in the second quarter of 2017. Following completion of the Merger, the Company’s wholly-owned subsidiary bank, Virginia Commonwealth Bank, will be merged with and into Bay Banks’s wholly-owned subsidiary, Bank of Lancaster, with Bank of Lancaster as the surviving entity and changing its name to Virginia Commonwealth Bank.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

by and between

BAY BANKS OF VIRGINIA, INC.

and

VIRGINIA BANCORP INC.

November 2, 2016

ARTICLE I Certain Definitions		A-1

1.01.	Certain Definitions	A-1

ARTICLE II The Merger		A-5

2.01.	The Merger	A-5

2.02.	Effective Date and Effective Time	A-6

2.03.	Tax Consequences	A-6

2.04.	Appraisal Rights	A-6

ARTICLE III The Bank Merger		A-6

3.01.	The Bank Merger	A-6

3.02.	Effective Date and Effective Time	A-7

ARTICLE IV Consideration; Exchange Procedures		A-7

4.01.	Merger Consideration	A-7

4.02.	Rights as Shareholders; Stock Transfers	A-7

4.03.	Fractional Shares	A-7

4.04.	Exchange Procedures	A-7

4.05.	Withholding Rights	A-8

4.06.	Anti-Dilution Provisions	A-8

ARTICLE V Actions Pending the Effective Time		A-8

5.01.	Forbearances of Bay Banks and Virginia BanCorp	A-8

ARTICLE VI Representations and Warranties		A-11

6.01.	Disclosure Schedules	A-11

6.02.	Standard	A-11

6.03.	Representations and Warranties of Bay Banks	A-11

6.04	Representations and Warranties of Virginia BanCorp	A-13

ARTICLE VII Covenants		A-15

7.01	Reasonable Best Efforts	A-15

7.02	Shareholder Approvals	A-15

7.03	Registration Statement	A-16

7.04	Press Releases	A-16

7.05	Access; Information	A-16

7.06	Acquisition Proposals	A-17

7.07	Takeover Laws	A-17

7.08	Regulatory Applications	A-18

7.09	Indemnification	A-18

7.10	Benefit Plans	A-19

7.11	Notification of Certain Matters	A-20

7.12	Compliance with Laws	A-20

A-i

7.13	Retention Bonus Pool	A-20

ARTICLE VIII Conditions to Consummation of the Merger		A-20

8.01	Conditions to Each Party’s Obligation to Effect the Merger	A-20

8.02	Conditions to Obligation of Bay Banks	A-21

8.03	Conditions to Obligation of Virginia BanCorp	A-21

ARTICLE IX Termination		A-22

9.01	Termination	A-22

9.02	Effect of Termination and Abandonment	A-23

9.03	Fees and Expenses	A-23

ARTICLE X Miscellaneous		A-24

10.01	Survival	A-24

10.02	Waiver; Amendment	A-24

10.03	Assignment	A-24

10.04	Counterparts; Execution by Electronic Means	A-24

10.05	Governing Law; Venue; Jury Trial Waiver	A-24

10.06	Expenses	A-25

10.07	Notices	A-25

10.08	Entire Understanding; No Third Party Beneficiaries	A-25

10.09	Severability	A-26

10.10	Disclosures	A-26

10.11	Interpretation; Effect	A-26

10.12	Publicity	A-26

A-ii

AGREEMENT AND PLAN OF MERGER, dated as of November 2, 2016 (this “Agreement”), by and between BAY BANKS OF VIRGINIA, INC. (“Bay Banks”) and VIRGINIA BANCORP INC. (“Virginia BanCorp”).

RECITALS

A. Bay Banks. Bay Banks is a Virginia corporation, having its principal place of business in Kilmarnock, Virginia.

B. Virginia BanCorp Inc. Virginia BanCorp is a Virginia corporation, having its principal place of business in Petersburg, Virginia.

C. Intentions of the Parties. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

D. Transaction. In accordance with the terms of this Agreement, Virginia BanCorp will merge with and into Bay Banks, and thereafter Virginia Commonwealth Bank will be merged with and into Bank of Lancaster, and the surviving bank will be a wholly owned subsidiary of Bay Banks.

E. Board Action. The respective Boards of Directors of each of Bay Banks and Virginia BanCorp have (i) determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) adopted a resolution approving this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

Certain Definitions

1.01. Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Agreement” has the meaning set forth in Section 9.03(a).

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Bay Banks or Virginia BanCorp or any of their Significant Subsidiaries or any proposal or offer to acquire equity interests representing 24.99% or more of the voting power of, or at least 24.99% of the assets or deposits of, Bay Banks or Virginia BanCorp or any of their Significant Subsidiaries, other than the transactions contemplated by this Agreement.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Bank Merger” has the meaning set forth in Section 3.01(a).

“Bank Merger Agreement” means the Agreement and Plan of Merger of Virginia Commonwealth Bank with and into Bank of Lancaster, attached as Exhibit B.

“Bank Merger Effective Date” has the meaning set forth in Section 3.02.

“Bank of Lancaster” means Bank of Lancaster, a commercial bank chartered under the laws of Virginia and a wholly owned direct subsidiary of Bay Banks.

“Bay Banks” has the meaning set forth in the preamble to this Agreement.

“Bay Banks Board” means the Board of Directors of Bay Banks.

“Bay Banks Bylaws” means the Bylaws of Bay Banks, as amended.

“Bay Banks Certificate” means the Articles of Incorporation of Bay Banks, as amended.

“Bay Banks Common Stock” means the common stock, par value $5.00 per share, of Bay Banks.

“Bay Banks Directors” has the meaning set forth in Section 2.01(d).

“Bay Banks Disclosure Schedule” has the meaning set forth in Section 6.01.

“Bay Banks Financial Statements” has the meaning set forth in Section 6.03(i).

“Bay Banks Meeting” has the meaning set forth in Section 7.02(a).

“Bay Banks Stock Options” has the meaning set forth in Section 5.01(b).

“BHC Act” has the meaning set forth in Section 6.03(b).

“Book-Entry Shares” has the meaning set forth in Section 4.04(a).

“Code” has the meaning set forth in the recitals.

“Compensation and Benefit Plans” means all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any current or former employee, current or former consultant or current or former director participates or to which any such employees, consultants or directors are a party.

“Confidentiality Agreement” means that certain confidentiality agreement between Bay Banks and Virginia BanCorp dated July 11, 2016.

“Disclosure Schedules” has the meaning set forth in Section 6.01.

“Dissenting Shares” has the meaning set forth in Section 2.04.

“DOL” has the meaning set forth in Section (i)(iii) of Exhibit C to this Agreement.

“Effective Date” has the meaning set forth in Section 2.02.

“Effective Time” means the effective time of the Merger, as provided for in Section 2.02.

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section (i)(iv) of Exhibit C to this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means Continental Stock Transfer and Trust.

“Exchange Fund” has the meaning set forth in Section 4.04(a).

“Exchange Ratio” has the meaning set forth in Section 4.01.

“FDIC” has the meaning set forth in Section 6.03(d).

“Fee” has the meaning set forth in Section 9.03(a).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Indemnified Party” has the meaning set forth in Section 7.09(a).

“Insurance Amount” has the meaning set forth in Section 7.09(a).

“Intellectual Property” has the meaning set forth in Section (v) of Exhibit C to the Agreement.

“IRS” has the meaning set forth in Section (g)(ii) of Exhibit C to this Agreement.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Loans” has the meaning set forth in Section (u) of Exhibit C to this Agreement.

“Material Adverse Effect” means, with respect to Virginia BanCorp or Bay Banks, any event, change, effect, development, state of facts, condition, circumstances or occurrence that, individually or in the aggregate, (i) is material and adverse to the financial position, results of operations or business of Virginia BanCorp and its Subsidiaries taken as a whole or Bay Banks and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Virginia BanCorp or Bay Banks to perform its respective obligations under this Agreement or seeks to enjoin the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that Material Adverse Effect shall not include the impact of (a) changes in tax, banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities except to the extent that such changes have a disproportionate impact on Virginia BanCorp or Bay Banks, as the case may be, relative to the overall effects on the banking industry, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, except to the extent that such changes have a disproportionate impact on Virginia BanCorp or Bay Banks, as the case may be, relative to the overall effects on the banking industry, (c) changes in economic conditions affecting financial institutions generally, including changes in market interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets except to the extent that such changes have a disproportionate impact on Virginia BanCorp or Bay Banks, as the case may be, relative to the overall effects on the banking industry, (d) any modifications or changes to valuation policies and practices in connection with the Merger in accordance with GAAP, (e) actions and omissions of Virginia BanCorp or Bay Banks taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, (f) any outbreak or escalation of hostilities or war (whether or not declared) or any act of terrorism, or any earthquakes, hurricanes, tornados or other natural disasters, (g) failure of Virginia BanCorp or Bay Banks to meet any internal financial forecasts or any earnings projections (whether made by Virginia BanCorp or Bay Banks or any other Person), (h) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, or (i) the effects of compliance with this Agreement on the operating performance of the parties, including, expenses incurred by the parties in consummating the transactions contemplated by this Agreement.

“Merger” has the meaning set forth in Section 2.01(a).

“Merger Consideration” has the meaning set forth in Section 4.01.

“New Certificate” has the meaning set forth in Section 4.04(a).

“Old Certificate” has the meaning set forth in Section 4.04(a).

“PBGC” has the meaning set forth in Section (i)(iii) of Exhibit C to this Agreement.

“Pension Plan” has the meaning set forth in Section (i)(ii) of Exhibit C to this Agreement.

“Person” means any individual, bank, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Plan of Merger” means the Plan of Merger in the form hereof attached as Exhibit A.

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule.

“Property Lease” has the meaning set forth in Section (q) of Exhibit C to this Agreement.

“Proxy Statement” has the meaning set forth in Section 7.03(a).

“Registration Statement” has the meaning set forth in Section 7.03(a).

“Regulatory Authority” and “Regulatory Authorities” have the meaning set forth in Section (f)(i) of Exhibit C to this Agreement.

“Regulatory Communication” has the meaning set forth in Section 7.08(a).

“Rights” means, with respect to any Person, securities, agreements, plans (including any employee stock purchase plans, dividend reinvestment plans or other equity plans) or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” means any registration statement, prospectus, report, schedule and definitive proxy statement and other documents filed with or furnished to the SEC since December 31, 2013 by Bay Banks pursuant to the Securities Act or Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Significant Subsidiary” has the meaning ascribed to it in Rule 1-02(w) of Regulation S-X of the SEC.

“Subsidiary” has the meaning ascribed to it in Rule 1-02(x) of Regulation S-X of the SEC.

“Superior Proposal” has the meaning set forth in Section 9.01(h)(iii).

“Surviving Corporation” has the meaning set forth in Section 2.01(a).

“Takeover Laws” has the meaning set forth in Section 7.07.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.

“Tax Return” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Virginia BanCorp” has the meaning set forth in the preamble to this Agreement.

“Virginia BanCorp Board” means the Board of Directors of Virginia BanCorp.

“Virginia BanCorp Bylaws” means the Bylaws of Virginia BanCorp, as amended.

“Virginia BanCorp Certificate” means the Articles of Incorporation of Virginia BanCorp, as amended.

“Virginia BanCorp Common Stock” means the common stock, no par value, of Virginia BanCorp.

“Virginia BanCorp Directors” has the meaning set forth in Section 2.01(d).

“Virginia BanCorp Disclosure Schedule” has the meaning set forth in Section 6.01.

“Virginia BanCorp ESOP” has the meaning set forth in Section 7.10(e).

“Virginia BanCorp 401(k) Plan” has the meaning set forth in Section 7.10(e).

“Virginia BanCorp Financial Statements” has the meaning set forth in Section 6.04(i).

“Virginia BanCorp Meeting” has the meaning set forth in Section 7.02(b).

“Virginia Commonwealth Bank” means Virginia Commonwealth Bank, a commercial bank chartered under the laws of Virginia and a wholly owned subsidiary of Virginia BanCorp.

“VSCA” means the Virginia Stock Corporation Act, as amended.

“VSCC” means the State Corporation Commission of the Commonwealth of Virginia.

ARTICLE II

The Merger

2.01. The Merger.

(a) Subject to the terms and conditions hereinafter set forth, including the Plan of Merger substantially in the form attached as Exhibit A, at the Effective Time Virginia BanCorp shall merge with and into Bay Banks (the “Merger”). The separate corporate existence of Virginia BanCorp shall cease and Bay Banks shall survive and continue to exist as a Virginia corporation. Bay Banks, as the surviving corporation in the Merger, is sometimes referred to herein as the “Surviving Corporation”. Bay Banks and Virginia BanCorp may at any time prior to the Effective Time change the method of effecting the combination of Bay Banks and Virginia BanCorp (including, without limitation, the provisions of this Article II) if and to the extent they deem such change to be necessary, appropriate or desirable; provided, that no such change shall (i) alter or change the amount or kind of Merger Consideration, (ii) adversely affect the tax-free treatment of the Merger to Virginia BanCorp’s shareholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

(b) Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Merger shall become effective upon (i) the filing with the VSCC articles of merger in accordance with Section 13.1-720 of the VSCA, and the issuance by the VSCC of a certificate of merger relating to the Merger, or (ii) such later date and time as may be set forth in such articles of merger. The Merger shall have the effects prescribed in the VSCA.

(c) The Bay Banks Certificate and the Bay Banks Bylaws, as in effect immediately prior to the Effective Time, as the Bay Banks Bylaws are proposed to be amended as set forth in Section 2.01(d) of the Bay Banks Disclosure Schedule, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

(d) On or prior to the Effective Time, the Bay Banks Board shall cause the number of directors that will comprise the full Bay Banks Board at the Effective Time to be fixed at ten (10), consisting of (i) the five (5) Bay Banks directors named in Section 2.01(d) of the Bay Banks Disclosure Schedule (the “Bay Banks Directors”), and (ii) the five (5) Virginia BanCorp directors named in Section 2.01(d) of the Virginia BanCorp Disclosure Schedule (the “Virginia BanCorp Directors”). No other directors of Bay Banks or Virginia BanCorp shall be designated to serve on the Bay Banks Board at the

Effective Time. The Bay Banks Directors and Virginia BanCorp Directors will be split among the three classes of directors to serve staggered terms as set forth on Section 2.01(d) of the Disclosure Schedules. Provided that each Virginia BanCorp Director continues to meet the standards for directors of Bay Banks, Bay Banks shall nominate each Virginia BanCorp Director for reelection to the Bay Banks Board at the first annual meeting of the shareholders of Bay Banks following the Effective Time, and Bay Banks’s proxy materials with respect to such annual meeting shall include the recommendation of the Bay Banks Board that its shareholders vote to reelect each Virginia BanCorp Director to the same extent as recommendations are made with respect to other directors on the Bay Banks Board. On or prior to the Effective Time, Bay Banks will amend Article III, Sections 2 and 3 of its Bylaws as described in Section 2.01(d) of the Bay Banks Disclosure Schedule.

(e) At and after the Effective Time, C. Frank Scott, III shall serve as Chairman of the Bay Banks Board and Randal R. Greene shall serve as its Vice Chairman, President and Chief Executive Officer.

2.02. Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the parties shall cause the effective date of the Merger (the “Effective Date”) to occur on either (i) the fifth business day after the last of the conditions set forth in Article VIII has been satisfied or waived in accordance with the terms of this Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger (or, at the election of the parties to this Agreement, on the last business day of the month in which such fifth business day occurs), or (ii) such other date to which the parties may agree in writing. The time on the Effective Date when the Merger shall become effective is referred to as the “Effective Time.”

2.03. Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

2.04. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable law, each share of Virginia BanCorp Common Stock which is issued and outstanding immediately prior to the Effective Time and which is owned by a shareholder who (i) shall not have voted or caused or permitted any of his shares to be voted in favor of the Merger, and (ii) pursuant to Section 13.1-729 et seq. of the VSCA, duly and validly exercises and perfects his, her or its appraisal rights with respect to his, her or its shares of Virginia BanCorp Common Stock, respectively (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but, instead, the holder thereof, with respect to such Dissenting Shares, shall be entitled to payment in cash from Bay Banks of the appraised value of the Dissenting Shares in accordance with the provisions of the VSCA. If any such holder shall have failed to duly and validly exercise or perfect or shall have effectively withdrawn or lost such appraisal rights, each share of Virginia BanCorp Common Stock of such holder as to which appraisal rights were not duly and validly exercised or perfected, or were effectively withdrawn or lost, shall not be deemed a Dissenting Share and shall automatically be converted into and shall thereafter be exchangeable only for the right to receive the Merger Consideration as provided in this Agreement. Virginia BanCorp will provide prompt notice to Bay Banks of any written demands received by it for appraisal of shares of Virginia BanCorp Common Stock, respectively, attempted withdrawals of such demands and any other instruments served on and received by them pursuant to the VSCA, and the opportunity to participate in and direct all negotiations and proceedings with respect to any demands for appraisal under the VSCA. Virginia BanCorp shall not, except with the prior written consent of Bay Banks, make any payment with respect to any demands for appraisal, settle or offer to settle any such demands, or approve any withdrawal of any such demands.

ARTICLE III

The Bank Merger

3.01. The Bank Merger.

(a) After the Effective Time, Virginia Commonwealth Bank, a wholly owned subsidiary of Virginia BanCorp, shall merge with and into Bank of Lancaster, a wholly owned subsidiary of Bay Banks (the “Bank Merger”), pursuant to the terms and conditions of the Bank Merger Agreement substantially in the form attached as Exhibit B. The separate existence of Virginia Commonwealth Bank shall cease and Bank of Lancaster shall survive and continue to exist as a banking corporation chartered under the laws of Virginia. At the time that the Bank Merger is effective, Bank of Lancaster will change its name to

Virginia Commonwealth Bank. It is the intention of the parties that the Bank Merger should not adversely affect the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or materially impede or delay consummation of the Merger.

(b) Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Bank Merger shall become effective upon (i) the filing with the VSCC articles of merger in accordance with Section 13.1-720 of the VSCA, and the issuance by the VSCC of a certificate of merger relating to the Bank Merger, or (ii) such later date and time as may be set forth in such articles of merger. The Bank Merger shall have the effects prescribed in the VSCA.

(c) On or before the Bank Merger Effective Date, (i) Bank of Lancaster shall amend Article V of its Articles of Incorporation and take such other action as may be necessary to cause directors of Bank of Lancaster to be elected as a single class at each annual meeting of shareholders, (ii) Bank of Lancaster shall amend its Bylaws as described in Section 3.01(c) of the Bay Banks Disclosure Schedule and (iii) subject to the satisfaction of all legal and governance requirements regarding service as a director of Bank of Lancaster, Bay Banks, as the sole shareholder of Bank of Lancaster, shall nominate and elect each individual who is a director of Virginia Commonwealth Bank as of the Effective Time to become a director of Bank of Lancaster to serve until the 2018 annual meeting of shareholders of Bank of Lancaster.

(d) On and after the Bank Merger Effective Date, Richard A. Farmer, III shall serve as Chairman of the Board of Directors of Bank of Lancaster, Randal R. Greene shall serve as its Vice Chairman and Chief Executive Officer and C. Frank Scott, III shall serve as its President.

3.02. Effective Date and Effective Time. The Bank Merger shall not be a condition to the consummation of the Merger. The parties shall use reasonable efforts to cause the effective date of the Bank Merger (the “Bank Merger Effective Date”) to occur on or as soon as reasonably practicable after the Effective Date or such later date to which the parties may agree in writing.

ARTICLE IV

Consideration; Exchange Procedures

4.01. Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person and subject to the limitations set forth in this Agreement, each issued and outstanding share of Virginia BanCorp Common Stock shall be converted into 1.178 shares of Bay Banks Common Stock (the “Exchange Ratio”). The shares of Bay Banks Common Stock to be issued to holders of Virginia BanCorp Common Stock under this Section 4.01, plus cash in lieu of any fractional shares pursuant to Section 4.03, are referred to as the “Merger Consideration.”

4.02. Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Virginia BanCorp Common Stock shall cease to be, and shall have no rights as, shareholders of Virginia BanCorp, other than to receive the Merger Consideration and any dividend or other distribution with respect to such Virginia BanCorp Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article IV. After the Effective Time, there shall be no transfers on the stock transfer books of Virginia BanCorp or the Surviving Corporation of shares of Virginia BanCorp Common Stock.

4.03. Fractional Shares. Bay Banks shall issue cash in lieu of fractional shares to holders of Virginia BanCorp Common Stock. Bay Banks will pay the value of such fractional shares in cash determined by multiplying such fraction by the average of the closing prices of Bay Banks Common Stock quoted on the OTC Markets Group’s OTC Pink Market for the twenty (20) trading days ending on and including the day preceding the Effective Date.

4.04. Exchange Procedures.

(a) At or prior to the Effective Time, Bay Banks shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates formerly representing shares of Virginia BanCorp Common Stock (“Old Certificates”) and holders of non-certificated shares of Virginia BanCorp Common Stock (“Book-Entry Shares”), for exchange in accordance with this Article IV, (i) certificates representing shares of Bay Banks Common Stock or non-certificated shares of Bay Banks Common Stock (collectively, “New Certificates”) and (ii) an amount of cash necessary for payments required by Section 4.03 (the “Exchange Fund”). The Exchange Fund will be distributed in accordance with the Exchange Agent’s normal and customary procedures established in connection with merger transactions.

(b) As soon as practicable after the Effective Time, and in no event later than five business days thereafter, the Exchange Agent shall mail to each holder of record of one or more Old Certificates or Book-Entry Shares a letter of transmittal (which shall specify that no Person shall have the right to receive the Merger Consideration until they deliver the Old Certificates or Book-Entry Shares, or a lost stock affidavit and indemnity in form reasonably satisfactory to the Exchange Agent, to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates or Book-Entry Shares in exchange for the New Certificates that the holders of the Old Certificates or Book-Entry Shares are entitled to receive pursuant to Article IV and any cash in lieu of fractional shares. Upon proper surrender of an Old Certificate or Book-Entry Shares (or delivery of a lost stock affidavit and indemnity) for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor (i) a New Certificate representing that number of whole shares of Bay Banks Common Stock that such holder has the right to receive pursuant to Article IV and (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificates or Book-Entry Shares surrendered pursuant to the provisions of this Article IV and the Old Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled.

(c) Neither the Exchange Agent nor any party hereto shall be liable to any former holder of Virginia BanCorp Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to Bay Banks Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate or Book-Entry Shares representing shares of Virginia BanCorp Common Stock converted in the Merger into the right to receive shares of such Bay Banks Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 4.04. After becoming so entitled in accordance with this Section 4.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Bay Banks Common Stock such holder had the right to receive upon surrender of the Old Certificates or Book-Entry Shares.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Virginia BanCorp on the business day after the one-year anniversary of the Effective Date shall be paid to Bay Banks. Any shareholders of Virginia BanCorp who have not theretofore complied with this Article IV shall thereafter look only to Bay Banks for payment of the Merger Consideration and unpaid dividends and distributions on Bay Banks Common Stock deliverable in respect of each share of Virginia BanCorp Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

4.05. Withholding Rights. Bay Banks or the Exchange Agent, as the case may be, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority by or on behalf of Bay Banks or the Exchange Agent, as the case may be, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by Bay Banks or the Exchange Agent, as the case may be.

4.06. Anti-Dilution Provisions. In the event Bay Banks changes (or establishes a record date for changing) the number of shares of common stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, reorganization, recapitalization or similar transaction with respect to the outstanding Bay Banks Common Stock or establishes a record date prior to the Effective Time with respect to any dividend or other distribution in respect of the Bay Banks Common Stock other than a cash dividend consistent with past practice, Bay Banks shall adjust the Merger Consideration proportionately to provide the holders of Virginia BanCorp Common Stock the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE V

Actions Pending the Effective Time

5.01. Forbearances of Bay Banks and Virginia BanCorp. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or Previously Disclosed, without the prior written consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), Bay Banks will not and Virginia BanCorp will not, and Bay Banks and Virginia BanCorp shall cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course, fail to use reasonable efforts to preserve intact its assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, make any capital expenditure in excess of $100,000 or take any action reasonably likely to have an adverse effect upon its ability to perform any of its material obligations under this Agreement.

(b) Capital Stock. Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights or agree to do any of the foregoing, except pursuant to the exercise of options granted by Bay Banks to purchase shares of Bay Banks Common Stock (the “Bay Banks Stock Options”) outstanding as of the date hereof in accordance with their terms as in effect on the date hereof.

(c) Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its common stock, except, in the case of Virginia BanCorp, for payment of an annual cash dividend, not to exceed $0.07 per share, on Virginia BanCorp Common Stock at times consistent with past practice or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock (or obligations convertible into or exchangeable for any shares of capital stock).

(d) Compensation; Employment Agreements; Etc. (i) Enter into or amend or renew any employment, consulting, compensation, severance or similar agreements or arrangements with any director, officer or employee of it or its Subsidiaries, or (ii) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, or consultant, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, or consultant; except (A) normal individual increases in compensation to employees in the ordinary course of business consistent with past practice and (B) individual cash bonus awards in the ordinary course of business consistent with past practice.

(e) Benefit Plans. Except as may be required by applicable law:

(i) establish or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto in respect of any director, consultant, officer or employee;

(ii) take any action to fund or in any way secure the payment of compensation or benefits under any Compensation and Benefit Plans;

(iii) enter into any collective-bargaining agreement;

(iv) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Compensation and Benefit Plan; or

(v) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards or any other Rights.

(f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material to it and its Subsidiaries taken as a whole.

(g) Acquisitions. Except in the ordinary course of its business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity.

(h) Governing Documents. Except as contemplated in Sections 2.01(d) and 3.01(c), amend its Articles of Incorporation or Bylaws or similar governing documents of any Subsidiary.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable law, GAAP or its Regulatory Authorities.

(j) Contracts. Except in the ordinary course of business consistent with past practice, enter into, terminate or waive any material provisions of any material contract within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or amend or modify any of its existing material contracts.

(k) Claims. Except in the ordinary course of business consistent with past practice (including the commencement or settlement of foreclosure actions in the ordinary course of business), settle any claim, action or proceeding that involves more than $25,000 or consent to any equitable remedy.

(l) Adverse Actions. Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code or any action that is intended to or is reasonably likely to result in any of the conditions to the Merger set forth in Article VIII not being satisfied, be a material violation of any provision of this Agreement or (1) materially delay the consummation of; or (2) affect the ability of any party to consummate the transactions contemplated hereby.

(m) Risk Management. Except as required by applicable law or regulation, or by formal or informal agreements entered into with Regulatory Authorities, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to materially follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank of Atlanta, borrowings from the Federal Reserve Bank of Richmond discount window, sales of certificates of deposit and entering into repurchase agreements).

(o) Loans. (i) Make, renew or amend any loan or extension of credit (A) in an amount in excess of $2,500,000, (B) that involves a participation or similar multi-lender arrangement, (C) that would cause the level of commercial real estate loans as a percentage of total risk-based capital to exceed the level of such loans as a percentage of total risk-based capital as of September 30, 2016 or (D) that is outside the ordinary course of business or (ii) purchase any loan or extension of credit in an amount in excess of $500,000 individually or $1,000,000 in the aggregate in any calendar month.

(p) New Lines of Business. Enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Regulatory Authority.

(q) Investments. Make any equity investment either by purchase of stock or other equity securities or securities convertible into an equity security or contributions to capital.

(r) Investment Portfolio. Restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(s) Tax Returns. File or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability.

(t) Regulatory Actions. Take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Authority or Governmental Authority required for the transactions contemplated hereby.

(u) Board Size. Take any action to increase the size of its board of directors to a greater number of directors than serve on such board of directors on the date hereof.

(v) Commitments. Agree, commit, or adopt any resolutions to do any of the foregoing.

ARTICLE VI

Representations and Warranties

6.01. Disclosure Schedules. On or prior to the date hereof, Virginia BanCorp has delivered to Bay Banks a schedule (the “Virginia BanCorp Disclosure Schedule”) and Bay Banks has delivered to Virginia BanCorp a schedule (the “Bay Banks Disclosure Schedule,” and collectively, the “Disclosure Schedules”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 6.03 or 6.04 or to one or more of its covenants contained in Article V; provided, that (a) no such item is required to be set forth in the Disclosure Schedules as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard set forth in Section 6.02, and (b) the mere inclusion of an item in the Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the party making the representation. Subject to Section 10.10, all of Bay Banks’s representations, warranties and covenants contained in this Agreement are qualified by reference to the correspondingly numbered section of the Bay Banks Disclosure Schedule, all of Virginia BanCorp’s representations, warranties and covenants contained in this Agreement are qualified by reference to the correspondingly numbered section of the Virginia BanCorp Disclosure Schedule and none thereof shall be deemed to be untrue or breached as a result of effects arising from actions taken in compliance with a written request or consent of the other party. Each representation, warranty and covenant of Bay Banks and Virginia BanCorp shall refer to it and its subsidiaries unless the context clearly dictates that it not refer also to subsidiaries.

6.02. Standard. Except for the representations in Sections 6.03(b), 6.03(c), 6.03(e), 6.04(b), 6.04(c), 6.04(e), and with respect to each party, clause (b) of Exhibit C (each of which shall be true in all material respects), no representation or warranty of Bay Banks or Virginia BanCorp contained in Section 6.03 or 6.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 6.03 or 6.04 has had or is reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “knowledge” shall mean (i) with respect to Virginia BanCorp, personal knowledge, after due inquiry, of C. Frank Scott, III or James A. Wilson, Jr. and (ii) with respect to Bay Banks, personal knowledge, after due inquiry, of Randal R. Greene, Deborah M. Evans or Douglas F. Jenkins, Jr.

6.03. Representations and Warranties of Bay Banks. Subject to Sections 6.01 and 6.02 and except as Previously Disclosed, Bay Banks hereby represents and warrants to Virginia BanCorp:

(a) Mutual Representations. As set forth in Exhibit C.

(b) Organization and Standing. It is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. It is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True, complete and correct copies of the Bay Banks Certificate and Bay Banks Bylaws have been made available to Virginia BanCorp.

(c) Subsidiary Bank Formation. Bank of Lancaster (i) is duly formed under the laws of Virginia, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The Articles of Incorporation and Bylaws of Bank of Lancaster, copies of which have previously been made available to Virginia BanCorp are true, complete and correct copies of such documents as of the date of this Agreement.

(d) Insured Deposit Accounts. The deposit accounts of Bank of Lancaster are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(e) Capitalization. The authorized capital stock of Bay Banks consists of (i) ten million (10,000,000) shares of Bay Banks Common Stock, of which (A) 4,774,856 shares are outstanding, (B) 196,305 shares are subject to outstanding Bay

Banks Stock Options and (C) 342,000 shares are reserved for issuance pursuant to the Bay Banks 2013 Stock Incentive Plan, and (ii) two million (2,000,000) shares of preferred stock, par value $5.00 per share, none of which is outstanding.

Other than the Bay Banks Stock Options, Bay Banks does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character or any Rights calling for the purchase or issuance of any shares of Bay Banks Common Stock, Bay Banks preferred stock or any other equity securities of Bay Banks or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Bay Banks Common Stock, Bay Banks preferred stock or other equity securities of Bay Banks or any of its Subsidiaries.

As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Bay Banks having the right to vote on any matters on which its shareholders may vote are issued or outstanding.

The outstanding shares of Bay Banks Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(f) Bank Subsidiary Shares. All of the issued and outstanding shares of capital stock of Bank of Lancaster are owned by Bay Banks and free and clear of any material Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Bank of Lancaster does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character or any Rights calling for the purchase or issuance of any shares of its capital stock or any securities representing the right to purchase or otherwise receive any shares of its capital stock.

(g) Corporate Authority. Subject to receipt of the requisite approval of this Agreement (including the Plan of Merger) by the holders of sixty percent (60%) or more of the outstanding shares of its common stock entitled to vote thereon, the execution and delivery of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Bay Banks. Assuming due authorization, execution and delivery by all parties, this Agreement is a valid and legally binding obligation of Bay Banks enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(h) No Brokers. No action has been taken by Bay Banks that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except for a Previously Disclosed fee to be paid to FIG Partners LLC.

(i) Financial Statements. Bay Banks has made available to Virginia BanCorp (a) its audited consolidated balance sheets (including related notes and schedules) as of December 31, 2015, and December 31, 2014, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the two fiscal years ended December 31, 2015 and 2014, and (b) the unaudited consolidated balance sheets and income statements of Bay Banks as of, and with respect to the six months ended June 30, 2016 (the “Bay Banks Financial Statements”). The Bay Banks Financial Statements (i) have been prepared from, and are in accordance with the books and records of Bay Banks, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Bay Banks for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Bay Banks have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Dixon Hughes Goodman, LLP has served as independent registered public accountant for Bay Banks for 2015 and 2014; such firm has not resigned or been dismissed as independent public accountants of Bay Banks as a result of or in connection with any disagreements with Bay Banks on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Bay Banks has no material liability of any nature whatsoever (whether absolute, accrued, contingent, or otherwise and whether due or to become due) required under GAAP to be set forth on a balance sheet or in the notes thereto, except for (i) those liabilities that are reflected or reserved against on the Bay Banks Financial Statements (including any notes thereto),

(ii) liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2016, including, without limitation, all letters of credit and unfunded loan commitments or credit lines, or (iii) liabilities incurred since June 30, 2016, in connection with this Agreement and the transactions contemplated hereby.

Neither Bay Banks nor Bank of Lancaster or any director, officer, auditor, accountant or representative of Bay Banks or Bank of Lancaster has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Bay Banks or Bank of Lancaster or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Bay Banks or Bank of Lancaster has engaged in questionable accounting or auditing practices, and no attorney representing Bay Banks or Bank of Lancaster, whether or not employed by Bay Banks or Bank of Lancaster, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to the Bay Banks Board or any committee thereof or to any director or officer of Bank of Lancaster.

Bay Banks has accurately accounted for each loan participation interest that it has sold as a sale under Topic 860 Amendment to the Accounting Standards Update No. 2009-16 (formerly FASB Statement No. 166, “Accounting for Transfers of Financial Assets”).

(j) SEC Reports. Bay Banks has previously made available to Virginia BanCorp (including by making certain items publicly available on the SEC’s EDGAR filing system) accurate and complete copies of the SEC Documents, and no such SEC Document, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all SEC Documents filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Bay Banks has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the SEC Documents.

(k) Opinion. Before the execution of this Agreement, the Bay Banks Board has received an opinion from FIG Partners LLC to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair to the common shareholders of Bay Banks from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

6.04 Representations and Warranties of Virginia BanCorp. Subject to Sections 6.01 and 6.02 and except as Previously Disclosed, Virginia BanCorp hereby represents and warrants to Bay Banks:

(a) Mutual Representations. As set forth in Exhibit C.

(b) Organization and Standing. It is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. It is duly registered as a bank holding company under the BHC Act. True, complete and correct copies of the Virginia BanCorp Certificate and Virginia BanCorp Bylaws have been made available to Bay Banks.

(c) Subsidiary Bank Formation. Virginia Commonwealth Bank (i) is duly formed under the laws of Virginia, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The Articles of Incorporation and Bylaws of Virginia Commonwealth Bank, copies of which have previously been made available to Bay Banks are true, complete and correct copies of such documents as of the date of this Agreement.

(d) Insured Deposit Accounts. The deposit accounts of Virginia Commonwealth Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(e) Capitalization. The authorized capital stock of Virginia BanCorp consists of ten million (10,000,000) shares of Virginia BanCorp Common Stock, of which 3,893,376 shares are outstanding and seven hundred fifty thousand (750,000) shares of preferred stock, no par value, none of which is outstanding.

Virginia BanCorp does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements or any Rights of any character calling for the purchase or issuance of any shares of Virginia BanCorp Common Stock, Virginia BanCorp preferred stock or any other equity securities of Virginia BanCorp or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Virginia BanCorp Common Stock, Virginia BanCorp preferred stock or other equity securities of Virginia BanCorp or any of its Subsidiaries.

As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Virginia BanCorp having the right to vote on any matters on which its shareholders may vote are issued or outstanding.

The outstanding shares of Virginia BanCorp Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(f) Bank Subsidiary Shares. All of the issued and outstanding shares of capital stock of Virginia Commonwealth Bank are owned by Virginia BanCorp and free and clear of any material Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Virginia Commonwealth Bank does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character or any Rights calling for the purchase or issuance of any shares of its capital stock or any securities representing the right to purchase or otherwise receive any shares of its capital stock.

(g) Corporate Authority. Subject to receipt of the requisite approval of this Agreement (including the Plan of Merger) by the holders of more than two-thirds of the outstanding shares of its common stock entitled to vote thereon, the execution and delivery of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Virginia BanCorp. Assuming due authorization, execution and delivery by all parties, this Agreement is a valid and legally binding obligation of Virginia BanCorp enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(h) No Brokers. No action has been taken by Virginia BanCorp that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except for a Previously Disclosed fee to be paid to Performance Trust Capital Partners, LLC.

(i) Financial Statements. Virginia BanCorp has made available to Bay Banks (a) its audited consolidated balance sheets (including related notes and schedules) as of December 31, 2015, and December 31, 2014, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the two fiscal years ended December 31, 2015 and 2014, and (b) the unaudited consolidated balance sheets and income statements of Virginia BanCorp as of, and with respect to the six months ended June 30, 2016 (the “Virginia BanCorp Financial Statements”). The Virginia BanCorp Financial Statements (i) have been prepared from, and are in accordance with the books and records of Virginia BanCorp, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Virginia BanCorp for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Virginia BanCorp have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Yount, Hyde & Barbour, P.C. has served as independent auditors for Virginia BanCorp for 2015 and 2014; such firm has not resigned or been dismissed as independent auditors of Virginia BanCorp as a result of or in connection with any disagreements with Virginia BanCorp on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Virginia BanCorp has no material liability of any nature whatsoever (whether absolute, accrued, contingent, or otherwise and whether due or to become due) required under GAAP to be set forth on a balance sheet or in the notes thereto, except for (i) those liabilities that are reflected or reserved against on the Virginia BanCorp Financial Statements (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2016, including, without limitation, all letters of credit and unfunded loan commitments or credit lines, or (iii) liabilities incurred since June 30, 2016, in connection with this Agreement and the transactions contemplated hereby.

Neither Virginia BanCorp nor Virginia Commonwealth Bank or any director, officer, auditor, accountant or representative of Virginia BanCorp or Virginia Commonwealth Bank has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Virginia BanCorp or Virginia Commonwealth Bank or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Virginia BanCorp or Virginia Commonwealth Bank has engaged in questionable accounting or auditing practices, and no attorney representing Virginia BanCorp or Virginia Commonwealth Bank, whether or not employed by Virginia BanCorp or Virginia Commonwealth Bank, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to the Virginia BanCorp Board or any committee thereof or to any director or officer of Virginia Commonwealth Bank.

Virginia BanCorp has accurately accounted for each loan participation interest that it has sold as a sale under Topic 860 Amendment to the Accounting Standards Update No. 2009-16 (formerly FASB Statement No. 166, “Accounting for Transfers of Financial Assets”).

(j) Opinion. Before the execution of this Agreement, the Virginia BanCorp Board has received an opinion from Performance Trust Capital Partners, LLC to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the common shareholders of Virginia BanCorp from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

ARTICLE VII

Covenants

7.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Bay Banks and Virginia BanCorp agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

7.02 Shareholder Approvals.

(a) Bay Banks agrees to take, in accordance with applicable law and the Bay Banks Certificate and the Bay Banks Bylaws, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Bay Banks’s shareholders for consummation of the Merger (the “Bay Banks Meeting”), as promptly as practicable after the Registration Statement is declared effective. The Bay Banks Board will unanimously recommend that the Bay Banks shareholders approve the Agreement and the transactions contemplated hereby, provided that the Bay Banks Board may fail to make such a recommendation, or withdraw, modify or change any such recommendation, if the Bay Banks Board, after having consulted with and considered the advice of outside counsel, has determined that the making of such recommendation, or the failure to withdraw, modify or change such recommendation, would be reasonably likely to constitute a breach of the fiduciary duties of the members of the Bay Banks Board under applicable law.

(b) Virginia BanCorp agrees to take, in accordance with applicable law and the Virginia BanCorp Certificate and the Virginia BanCorp Bylaws, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Virginia BanCorp’s shareholders for consummation of the Merger (the “Virginia BanCorp Meeting”), as promptly as practicable after the Registration Statement is declared effective. The Virginia BanCorp Board will unanimously recommend that the Virginia BanCorp shareholders approve the Agreement and the transactions contemplated hereby, provided that the Virginia BanCorp Board may fail to make such a recommendation, or withdraw, modify or change any such recommendation, if the Virginia BanCorp Board, after having consulted with and considered the advice of outside counsel, has determined that the making of such recommendation, or the failure to withdraw, modify or change such recommendation, would be reasonably likely to constitute a breach of the fiduciary duties of the members of the Virginia BanCorp Board under applicable law.

7.03 Registration Statement.

(a) Bay Banks agrees to prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed by Bay Banks with the SEC in connection with the issuance of Bay Banks Common Stock in the Merger including the prospectus of Bay Banks and proxy solicitation materials of Virginia BanCorp and Bay Banks constituting a part thereof (the “Proxy Statement”) and all related documents. Bay Banks and Virginia BanCorp agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other parties and their counsel and accountants in the preparation of the Registration Statement and the Proxy Statement. Bay Banks agrees to file the Registration Statement (including the Proxy Statement in preliminary form) with the SEC as promptly as reasonably practicable. Each of parties agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Bay Banks also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Each of Virginia BanCorp and Bay Banks agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors and shareholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement or any other statement, filing, notice or application made by or on behalf of Bay Banks to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. Virginia BanCorp shall have the right to review and consult with Bay Banks and approve the form of, and any characterization of such information included in, the Registration Statement prior to its being filed with the SEC.

(b) Each of Bay Banks and Virginia BanCorp agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Bay Banks Meeting or Virginia BanCorp Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Bay Banks and Virginia BanCorp further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c) Bay Banks agrees to advise Virginia BanCorp promptly after Bay Banks receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Bay Banks Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

7.04 Press Releases. Each of Virginia BanCorp and Bay Banks agrees that it will not, without the prior approval of the other parties, file any material pursuant to SEC Rules 165 or 425, or issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation.

7.05 Access; Information.

(a) Each of Bay Banks and Virginia BanCorp agrees that upon reasonable notice it shall afford the other party and the other party’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records, Tax Returns, work papers of independent auditors, properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party all other information concerning its business, properties and personnel as the other may reasonably request. Neither Virginia BanCorp or its Subsidiaries nor Bay Banks or its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of Virginia BanCorp, Bay Banks or their respective Subsidiaries, as the case may be, or contravene any applicable law or regulation.

(b) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Agreement (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the Merger and the other transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party that furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, each party shall promptly furnish the other with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.

7.06 Acquisition Proposals.

(a) Bay Banks agrees that it shall not, and shall cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with any person relating to, any Acquisition Proposal. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Virginia BanCorp with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Bay Banks will inform Virginia BanCorp promptly of all relevant details of any inquiries or contacts by third parties relating to the possible disposition of the business or the capital stock of Bay Banks or any merger, change of control or other business combination involving Bay Banks. Notwithstanding the foregoing, if, at any time the Bay Banks Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, Bay Banks, in response to a written Acquisition Proposal that was unsolicited after the date of this Agreement or that did not otherwise result from a breach of this Section 7.06, may furnish non-public information with respect to Bay Banks to the Person who made such Acquisition Proposal and participate in negotiations regarding such Acquisition Proposal.

(b) Virginia BanCorp agrees that it shall not, and shall cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with any person relating to, any Acquisition Proposal. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Bay Banks with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Virginia BanCorp will inform Bay Banks promptly of all relevant details of any inquiries or contacts by third parties relating to the possible disposition of the business or the capital stock of Virginia BanCorp or any merger, change of control or other business combination involving Virginia BanCorp. Notwithstanding the foregoing, if, at any time the Virginia BanCorp Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, Virginia BanCorp, in response to a written Acquisition Proposal that was unsolicited after the date of this Agreement or that did not otherwise result from a breach of this Section 7.06, may furnish non-public information with respect to Virginia BanCorp to the Person who made such Acquisition Proposal and participate in negotiations regarding such Acquisition Proposal.

7.07 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination,” or other anti-takeover laws and regulations of any state including Article 14.1 of the VSCA (collectively, “Takeover Laws”) and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from any applicable Takeover Law, as now or hereafter in effect.

7.08 Regulatory Applications.

(a) Bay Banks, Virginia BanCorp and their respective Subsidiaries shall cooperate and use their reasonable best efforts (i) to prepare within 60 days of the date of this Agreement all documentation and to effect all filings with Regulatory Authorities and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement and (ii) to obtain all permits, consents, approvals and authorizations of all third parties, Regulatory Authorities and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each Party shall use its reasonable efforts to resolve objections, if any, which may be asserted by a Regulatory Authority or a Governmental Authority with respect to the Merger under any applicable law, regulation or decree, including agreeing to divest any assets, deposits, lines of business or branches; provided, that Bay Banks shall not be required to agree to any condition or take any action if such agreements or the taking of such action is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 8.01(b). Each of Virginia BanCorp and Bay Banks shall have the right to review in advance all material written information submitted to any third party, Regulatory Authority or Governmental Authority in connection with the transactions contemplated by this Agreement. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties, Regulatory Authorities and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other party upon receiving any communication from a Regulatory Authority or a Governmental Authority the consent or approval of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required consent or approval from a Regulatory Authority or a Governmental Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, Bay Banks shall, to the extent permitted by applicable law (i) promptly advise Virginia BanCorp, (ii) provide Virginia BanCorp with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Regulatory or Governmental Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof, and (iii) provide Virginia BanCorp with the opportunity to participate in any meetings or substantive telephone conversations that Bay Banks may have from time to time with any Regulatory Authority or Governmental Authority with respect to the transactions contemplated by this Agreement.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Regulatory Authority or Governmental Authority.

7.09 Indemnification.

(a) Following the Effective Date, Bay Banks shall indemnify, defend and hold harmless the present directors and officers of Virginia BanCorp and its Subsidiaries (for purposes of this Section 7.09(a), each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that Virginia BanCorp was permitted or required to indemnify (and advance expenses to) its directors and officers under the laws of the Commonwealth of Virginia, the Virginia BanCorp Certificate, the Virginia BanCorp Bylaws and any agreement or Virginia BanCorp Board resolutions adopted or in effect prior to the Effective Time; provided that any determination required to be made with respect to whether an officer’s, director’s or employee’s conduct complies with the standards set forth under Virginia law, the Virginia BanCorp Certificate, the Virginia BanCorp Bylaws and any agreement shall be made by independent counsel (which shall not be counsel that provides material services to Bay Banks) selected by Bay Banks and reasonably acceptable to such officer or director. The fees and expenses of such independent legal counsel shall be paid for by Bay Banks.

For a period of six (6) years from the Effective Time, Bay Banks shall use its reasonable best efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Virginia BanCorp or any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Virginia BanCorp; provided, that in no event shall Bay Banks be required to expend more than 300% of the current amount expended by Virginia BanCorp (the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if Bay Banks is unable to maintain or obtain the insurance called for by this Section 7.09(b), Bay Banks shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Virginia BanCorp or any Subsidiary may be required to make application and provide customary representations and warranties to Bay Banks’s insurance carrier for the purpose of obtaining such insurance.

(b) For purposes of this Section 7.09 in the event any claim is asserted within the six year period after the Effective Time, all such rights in respect of any such claim shall continue until disposition thereof and the Indemnified Party shall be entitled to advancement of expenses within five business days following receipt of any such claim involving such Indemnified Party.

(c) Any Indemnified Party wishing to claim indemnification under Section 7.09(a) upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Bay Banks thereof; provided that the failure so to notify shall not affect the obligations of Bay Banks under Section 7.09(a) unless and to the extent that Bay Banks is actually prejudiced as a result of such failure.

(d) The provisions of this Section 7.09(i) shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by agreement or otherwise.

7.10 Benefit Plans.

(a) At and during the remainder of the calendar year in which the Effective Date occurs Bay Banks shall maintain the group health insurance, group term life insurance and group term disability insurance plans in effect prior to the Effective Date, respectively, for employees of Bay Banks and its Subsidiaries and for Virginia BanCorp and its Subsidiaries. Beginning with the first calendar year that begins after the Effective Time, with respect to the provision of welfare benefits, any such benefits will be provided under a single plan or substantially similar (as between similarly situated employees and their dependents of Bay Banks, Virginia BanCorp and their Subsidiaries) plans, with respect to each type of group welfare benefit offered by Bay Banks.

(b) All employees of Virginia BanCorp and its Subsidiaries shall receive credit for years of service with Virginia BanCorp and its Subsidiaries prior to the Effective Date for purposes of eligibility and vesting, but not for purposes of benefit accrual or allocation of contributions, under Bay Banks’s employee benefit plans to the extent such employees participate in such employee benefit plans, except as required by law and except with respect to any vacation or paid time off accrual. All employees of BayBanks and its Subsidiaries shall receive credit for years of service with BayBanks and its Subsidiaries prior to the Effective Date for purposes of eligibility and vesting, but not for purposes of benefit accrual or allocation of contributions, under employee benefit plans maintained by Virginia BanCorp prior to the Effective Date that are maintained by Bay Banks after the Effective Date to the extent such employees participate in such plans, except as required by law and except with respect to any vacation or paid time off accrual.

(c) Bay Banks and Virginia BanCorp agree to offer early retirement benefits to any employee that has 30 or more years of service with Bay Banks or Virginia BanCorp and their Subsidiaries, such that any employee of Bay Banks or Virginia BanCorp and their Subsidiaries who retires in connection with the Merger during the period between the date hereof and six (6) months after the Effective Date, other than a termination by Bank Bays or Virginia BanCorp for cause, shall receive (i) a severance payment equal to twelve (12) weeks of base pay (at the rate in effect on the retirement date) and (ii) a monthly employer subsidy in the amount of such employee’s COBRA premium payments, for the employee only, for a period of two years following such retirement date, or such shorter period during which such employee is eligible for COBRA.

(d) Bay Banks agrees that each employee of Virginia BanCorp or Bay Banks and their Subsidiaries who is involuntarily terminated in connection with the Merger during the period between the date hereof and six (6) months after the Effective Date, other than a termination by Bank Bays or Virginia BanCorp for cause, shall receive a severance payment equal to one week of base pay (at the rate in effect on the termination date) for each year of service (with credit for partial years of service) with a minimum payment equal to two weeks and a maximum equal to twelve (12) weeks of base pay.

(e) Prior to the Effective Time, Virginia BanCorp and its Subsidiaries shall take all action and adopt all amendments required by law to maintain the tax-qualified status, and to avoid the existence of any prohibited transaction as of the Effective Time, of the employee stock ownership plan (“Virginia BanCorp ESOP”) and the 401(k) plan (“Virginia BanCorp 401(k) Plan”) maintained for the benefit of their employees. Such action shall include, without limitation, taking such steps as required so that any vote of shares held in the Virginia BanCorp ESOP prior to the Effective Time is carried out in accordance with the terms of the Virginia BanCorp ESOP and applicable law.

(f) At and immediately following the Effective Time, Bay Banks shall maintain for the benefit of employees of Virginia BanCorp and its Subsidiaries the Virginia BanCorp ESOP and the Virginia BanCorp 401(k) Plan. Prior to the Effective Time, Bay Banks and Virginia BanCorp shall take all steps necessary to facilitate assumption by Bay Banks of outstanding Virginia BanCorp ESOP stock acquisition notes, pledge agreements and related agreements.

(g) As of the date hereof, Bay Banks has entered into employment agreements, which will become effective as of the respective dates set forth therein, with the individuals named in Section 7.10(g) of the Bay Banks Disclosure Schedule (for employees on the date hereof of Bay Banks and its Subsidiaries) and the Virginia BanCorp Disclosure Schedule (for employees on the date hereof of Virginia BanCorp and its Subsidiaries), which forms of agreement have been made available to Virginia BanCorp.

(h) Nothing in this Section 7.10 shall be interpreted as preventing Bay Banks, from and after the Effective Time, from amending, modifying or terminating any Compensation and Benefit Plans maintained prior to the Effective Time by Virginia BanCorp and its Subsidiaries or Bay Banks and its Subsidiaries, in accordance with their terms, respectively, and with applicable law.

7.11 Notification of Certain Matters. Each of Virginia BanCorp and Bay Banks shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, not taking into account the standard set forth in Section 6.02.

7.12 Compliance with Laws. Bay Banks, Virginia BanCorp and their Subsidiaries shall comply in all material respects with all federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to them or to their employees and will not take any action after the Effective Time, including the Bank Merger, that would cause the Merger to fail to qualify as a reorganization, within the meaning of Section 368(a) of the Code.

7.13 Retention Bonus Pool. The parties will establish a retention bonus pool of not more than $50,000 in the aggregate for Bay Banks and Virginia BanCorp that will be dedicated to certain employees designated by the parties for purposes of retaining such employees prior to and after the Effective Time.

ARTICLE VIII

Conditions to Consummation of the Merger

8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to consummate the Merger is subject to the fulfillment prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement and any other matters required to be approved by Virginia BanCorp’s shareholders and Bay Banks’s shareholders for consummation of the Merger shall have been duly approved by the requisite vote of their respective shareholders.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements applicable either before or after the Effective Time which the Bay Banks Board reasonably determines in good faith would have a Material Adverse Effect on Bay Banks and its Subsidiaries taken as a whole taking into account the consummation of the Merger in making such determination.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

8.02 Conditions to Obligation of Bay Banks. The obligation of Bay Banks to consummate the Merger is also subject to the fulfillment prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Virginia BanCorp set forth in this Agreement shall be true and correct, subject to the standard set forth in Section 6.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Bay Banks shall have received a certificate, dated the Effective Date, signed on behalf of Virginia BanCorp by its Chief Executive Officer to such effect.

(b) Performance of Obligations. Virginia BanCorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Bay Banks shall have received a certificate, dated the Effective Date, signed on behalf of Virginia BanCorp by its Chief Executive Officer to such effect.

(c) Opinion of Bay Banks’s Counsel. Bay Banks shall have received an opinion of Williams Mullen, counsel to Bay Banks, in form and substance reasonably satisfactory to Bay Banks, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a “reorganization” within the meaning of Section 368 of the Code. In rendering its opinion, Williams Mullen may require and rely upon representations contained in letters from Bay Banks, officers and employees of Bay Banks, and others, reasonably satisfactory in form and substance to it.

(d) Support Agreement. All of the directors of Virginia BanCorp and Virginia Commonwealth Bank in office as of the date of execution of this Agreement shall have, concurrently with the execution of this Agreement, entered into a Support Agreement in substantially the form attached hereto as Exhibit D.

(e) Noncompetition Agreement. All of the directors of Virginia BanCorp and Virginia Commonwealth Bank in office as of the date of execution of this Agreement shall have, concurrently with the execution of this Agreement, entered into a Noncompetition Agreement substantially in the form attached hereto as Exhibit E.

8.03 Conditions to Obligation of Virginia BanCorp. The obligation of Virginia BanCorp to consummate the Merger is also subject to the fulfillment or written waiver by Virginia BanCorp prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Bay Banks set forth in this Agreement shall be true and correct, subject to the standard set forth in Section 6.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Virginia BanCorp shall have received a certificate, dated the Effective Date, signed on behalf of Bay Banks by its Chief Executive Officer to such effect.

(b) Performance of Obligations. Bay Banks shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Virginia BanCorp shall have received a certificate, dated the Effective Date, signed on behalf of Bay Banks by its Chief Executive Officer to such effect.

(c) Opinion of Virginia BanCorp’s Counsel. Virginia BanCorp shall have received an opinion of LeClairRyan, A Professional Corporation, counsel to Virginia BanCorp, in form and substance reasonably satisfactory to Virginia BanCorp, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated as a “reorganization” within the meaning of Section 368 of the Code and (ii) except to the extent of any cash in lieu of fractional share interests in Bay Banks Common Stock, no gain or loss will be recognized by any of the holders of Virginia BanCorp Common Stock in the Merger. In rendering its opinion, LeClairRyan, A Professional Corporation, may require and rely upon representations contained in letters from Virginia BanCorp, officers and employees of Virginia BanCorp and others, reasonably satisfactory in form and substance to it.

(d) Support Agreement. All of the directors of Bay Banks and Bank of Lancaster in office as of the date of execution of this Agreement shall have, concurrently with the execution of this Agreement, entered into a Support Agreement in substantially the form attached hereto as Exhibit D.

(e) Noncompetition Agreement. All of the directors of Bay Banks and Bank of Lancaster in office as of the date of execution of this Agreement shall have, concurrently with the execution of this Agreement, entered into a Noncompetition Agreement substantially in the form attached hereto as Exhibit E.

ARTICLE IX

Termination

9.01 Termination. This Agreement may be terminated, and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual written consent of Virginia BanCorp and Bay Banks, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach. At any time prior to the Effective Time, by Virginia BanCorp or Bay Banks (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if its Board of Directors determines that there is: (i) a breach by the other party of any representation or warranty of such party contained herein (subject to the standard set forth in Section 6.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements of such party contained herein, which material breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.

(c) Delay. At any time prior to the Effective Time, by Virginia BanCorp or Bay Banks, if the Merger is not consummated by September 30, 2017, unless the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 9.01(c).

(d) Failure of Virginia BanCorp Conditions. By Virginia BanCorp (provided that it is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions in Section 8.03 have not been satisfied by Bay Banks within five business days after satisfaction of the last condition in Section 8.01 to be satisfied (and cannot be, or have not been, cured by Bay Banks within 30 days after the giving of written notice of such failure) and have not been waived by Virginia BanCorp.

(e) Failure of Bay Banks Conditions. By Bay Banks (provided that Bay Banks is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions in Section 8.02 have not been satisfied by Virginia BanCorp within five business days after satisfaction of the last condition in Section 8.01 to be satisfied (and cannot be, or have not been, cured by Virginia BanCorp within 30 days after the giving of written notice of such failure) and have not been waived by Bay Banks.

(f) No Approval. By Bay Banks or Virginia BanCorp, if (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or (ii) any shareholder approval required by Section 8.01(a) herein is not obtained at the Bay Banks Meeting (or any adjournment thereof) or the Virginia BanCorp Meeting (or any adjournment thereof).

(g) Failure to Recommend, Etc.

(i) At any time prior to the Bay Banks Meeting, by Virginia BanCorp if the Bay Banks Board shall have failed to make its recommendation referred to in Section 7.02(a), withdrawn such recommendation or modified or changed such recommendation in a manner reasonably likely to lead to the Bay Banks shareholders not approving the Merger at the Bay Banks Meeting.

(ii) At any time prior to the Virginia BanCorp Meeting by Bay Banks if the Virginia BanCorp Board shall have failed to make its recommendation referred to in Section 7.02(b), withdrawn such recommendation or modified or changed such recommendation in a manner reasonably likely to lead to the Virginia BanCorp shareholders not approving the Merger at the Virginia BanCorp Meeting.

(h) Superior Proposal. (i) By Bay Banks, at any time prior to the Bay Banks Meeting, in order to concurrently enter into an agreement with respect to a Superior Proposal (as defined herein); provided, that (i) this Agreement may be terminated by Bay Banks pursuant to this Section 9.01(h) only after the fifth business day following Virginia BanCorp’s receipt of written notice from Bay Banks advising Virginia BanCorp that Bay Banks is prepared to enter into an agreement with respect to a Superior Proposal and only if, during such five business day period, Virginia BanCorp does not make an offer to Bay Banks that the Bay Banks Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal and (ii) Bay Banks pays the Fee specified in Section 9.03.

(ii) By Virginia BanCorp, at any time prior to the Virginia BanCorp Meeting, in order to concurrently enter into an agreement with respect to a Superior Proposal; provided, that (i) this Agreement may be terminated by Virginia BanCorp pursuant to this Section 9.01(h) only after the fifth business day following Bay Banks’s receipt of written notice from Virginia BanCorp advising Bay Banks that Virginia BanCorp is prepared to enter into an agreement with respect to a Superior Proposal and only if, during such five business day period, Bay Banks does not make an offer to Virginia BanCorp that the Virginia BanCorp Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal and (ii) Virginia BanCorp pays the Fee specified in Section 9.03.

(iii) For purposes of this Agreement, a “Superior Proposal” means an unsolicited Acquisition Proposal that was received and considered by Bay Banks or Virginia BanCorp, as the case may be, in compliance with Section 7.06, that the Bay Banks Board or Virginia BanCorp Board, as the case may be, concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and including the terms and conditions of this Agreement (as it may be proposed to be amended by Bay Banks or Virginia BanCorp, as applicable) (A) is more favorable to the shareholders of Bay Banks or Virginia BanCorp, as the case may be, from a financial point of view, than the transactions contemplated by this Agreement and (B) is reasonably capable of being completed on the terms proposed.

9.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) if Bay Banks rightfully terminates this Agreement on account of a breach by Virginia BanCorp, Virginia BanCorp shall reimburse Bay Banks for all out of pocket expenses incurred by Bay Banks or its affiliates related to the Merger and incurred after July 1, 2016, not to exceed $250,000, (ii) if Virginia BanCorp rightfully terminates this Agreement on account of a breach by Bay Banks, Bay Banks shall reimburse Virginia BanCorp for all out of pocket expenses incurred by Virginia BanCorp or its affiliates related to the Merger and incurred after July 1, 2016, not to exceed $250,000, and (iii) as provided in Section 9.03, in which case the remedies in this Section 9.02 and Section 9.03 shall be the exclusive remedies. This Section 9.02 does not relieve a breaching party from liability for any willful breach of this Agreement. Sections 7.03(b), 7.05(b), 9.02, 9.03, 10.05, 10.06, 10.07, 10.08, 10.09, 10.10 and 10.11 shall survive any termination of this Agreement. To avoid any confusion, if the parties rightfully terminate this Agreement on account of the failure of the shareholders of both Bay Banks and Virginia BanCorp to approve the Merger, each party shall bear its own expenses in accordance with this Agreement.

9.03 Fees and Expenses.

(a) In the event that, (i) this Agreement shall be terminated by Bay Banks pursuant to Section 9.01(h)(i), then Bay Banks shall pay Virginia BanCorp promptly (but in no event later than two business days after the date of termination of this Agreement by Bay Banks) a fee of $1,100,000 (the “Fee”) and shall reimburse Virginia BanCorp for all out of pocket expenses incurred by Virginia BanCorp or its affiliates related to the Merger and incurred after July 1, 2016, not to exceed $250,000, which amounts shall be payable in immediately available funds or (ii) this Agreement is terminated pursuant to Section 9.01(g)(i), then on the date of such termination, Bay Banks shall reimburse Virginia BanCorp for all out of pocket expenses incurred by Virginia BanCorp or its affiliates related to the Merger and incurred after July 1, 2016, not to exceed $250,000, and if prior to that date that is 12 months after such termination, Bay Banks or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is consummated before or after termination of this Agreement), then Bay Banks shall pay Virginia BanCorp the Fee on the earlier of such date of execution or consummation, which amount shall be payable in immediately available funds. For the purposes of this Section 9.03, “Acquisition Agreement” shall mean any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal. For purposes of this Section 9.03, the term “Acquisition Proposal” shall have the meaning set forth in the definition of “Acquisition Proposal” in Section 1.01 except that the references to “24.99%” shall be deemed to be references to “51%.” In no event shall Bay Banks be required to pay the Fee on more than one occasion.

In the event that Bay Banks shall fail to pay the Fee and other amounts due hereunder when due, then Bay Banks shall pay the Fee and such amounts plus the costs and expenses actually incurred by Virginia BanCorp or its affiliates (including, without limitation, fees and expenses of counsel) in connection with the collection of such amounts and the enforcement of this Section 9.03, together with interest on such unpaid amounts and costs and expenses, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank’s Base Rate plus 2.00%.

(b) In the event that, (i) this Agreement shall be terminated by Virginia BanCorp pursuant to Section 9.01(h)(ii), then Virginia BanCorp shall pay Bay Banks promptly (but in no event later than two business days after the date of termination of this Agreement by Virginia BanCorp) the Fee and shall reimburse Bay Banks for all out of pocket expenses incurred by Bay Banks or its affiliates related to the Merger and incurred after July 1, 2016, not to exceed $250,000, which amounts shall be payable in immediately available funds or (ii) this Agreement is terminated pursuant to Section 9.01(g)(ii), then on the date of such termination, Virginia BanCorp shall reimburse Bay Banks for all out of pocket expenses incurred by Bay Banks or its affiliates related to the Merger and incurred after July 1, 2016, not to exceed $250,000, and if prior to that date that is 12 months after such termination, Virginia BanCorp or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is consummated before or after termination of this Agreement), then Virginia BanCorp shall pay Bay Banks the Fee on the earlier of such date of execution or consummation, which amount shall be payable in immediately available funds. In no event shall Virginia BanCorp be required to pay the Fee on more than one occasion.

In the event that Virginia BanCorp shall fail to pay the Fee and other amounts due hereunder when due, then Virginia BanCorp shall pay the Fee and such amounts plus the costs and expenses actually incurred by Bay Banks or its affiliates (including, without limitation, fees and expenses of counsel) in connection with the collection of such amounts and the enforcement of this Section 9.03, together with interest on such unpaid amounts and costs and expenses, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank’s Base Rate plus 2.00%.

ARTICLE X

Miscellaneous

10.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Articles II, III, IV, Sections 7.09, 7.13, and this Article X and those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time, all of which shall survive the Effective Time).

10.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Bay Banks Meeting or the Virginia BanCorp Meeting, this Agreement may not be amended if it would violate the VSCA or any regulatory approval required to consummate the transactions contemplated hereby.

10.03 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but, except by operation of law, shall not be assigned by any party without the prior written consent of the other parties.

10.04 Counterparts; Execution by Electronic Means. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. The reproduction of signatures by means of facsimile device or other electronic means shall be treated as though such reproductions are executed originals.

10.05 Governing Law; Venue; Jury Trial Waiver. This Agreement shall be governed by, and interpreted in accordance with, the laws of Virginia applicable to contracts made and to be performed entirely within Virginia (except to the extent that mandatory provisions of federal law are applicable). All actions and proceedings arising out of or relating to this Agreement or its subject matter shall be heard and determined exclusively in any state or federal court sitting within the boundaries of the United States District Court for the Eastern District of Virginia. EACH PARTY IRREVOCABLY CONSENTS TO AND SUBMITS TO (A) THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE ABOVE-NAMED VENUE, AND (B) IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT BY WAY OF MOTION, DEFENSE, OR OTHERWISE, IN ANY LEGAL PROCEEDING, ANY CLAIM THAT IT IS NOT SUBJECT PERSONALLY TO THE JURISDICTION OF THE ABOVE-NAMED COURTS, THAT ITS PROPERTY IS EXEMPT OR IMMUNE FROM ATTACHMENT OR EXECUTION, THAT THE LEGAL PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE LEGAL PROCEEDING IS IMPROPER, OR THAT THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS MAY NOT BE ENFORCED IN OR BY ANY OF THE ABOVE-NAMED COURTS. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.06 Expenses. Subject to the obligations of Bay Banks and Virginia BanCorp set forth in Sections 9.02 and 9.03, Bay Banks will bear all expenses incurred by Bay Banks or their affiliates and Virginia BanCorp will bear all expenses incurred by Virginia BanCorp or its affiliates, in connection with this Agreement and the transactions contemplated hereby, except that printing expenses shall be shared equally between Bay Banks and Virginia BanCorp.

10.07 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, delivered by nationally recognized overnight courier (with delivery confirmation service) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Bay Banks, to:

Bay Banks of Virginia, Inc.

c/o Randal R. Greene

President and Chief Executive Officer

100 S. Main Street

P.O. Box 1869

Kilmarnock, Virginia 22482-1869

With a copy to:

Williams Mullen

200 South 10th Street (23219)

P.O. Box 1320

Richmond, Virginia 23218-1320

Facsimile: (804) 420-6507

ATTN: Wayne A. Whitham, Jr., Esquire

If to Virginia BanCorp, to:

Virginia BanCorp Inc.

c/o C. Frank Scott, III

President and Chief Executive Officer

1965 Wakefield Street

Petersburg, Virginia 23805

With a copy to:

LeClairRyan, A Professional Corporation

919 East Main Street—24th Floor

Richmond, Virginia 23219

Facsimile: (804) 783-7621

ATTN: Scott H. Richter, Esquire

10.08 Entire Understanding; No Third Party Beneficiaries. This Agreement (including the Disclosure Schedules and Exhibits) and the Confidentiality Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for Section 7.09 and the Confidentiality Agreement, which shall inure to the benefit of the Persons referred to in such Section and the Confidentiality Agreement, nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.09 Severability. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other parties, Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.10 Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement or any schedule attached hereto shall be deemed to be disclosure for purposes of any other Section to which the relevance of such item is reasonably apparent.

10.11 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Disclosure Schedules, such reference shall be to a Section of, or Exhibit or Disclosure Schedule to, this Agreement unless otherwise indicated. The Disclosure Schedules as well as all other schedules and exhibits to this Agreement shall be deemed to be part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires. No provision of this Agreement shall be construed to require Bay Banks, Virginia BanCorp or any of their respective Subsidiaries, affiliates or directors to take any action which would violate applicable law (whether statutory or common law), rule or regulation. The parties hereto acknowledge that each party hereto has reviewed, and has had an opportunity to have its counsel review, this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

10.12 Publicity. Virginia BanCorp and Bay Banks each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated hereby. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

[Signature page follows this page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BAY BANKS OF VIRGINIA, INC.

By:	/s/ Randal R. Greene
Randal R. Greene President and Chief Executive Officer

VIRGINIA BANCORP INC.

By:	/s/ C. Frank Scott, III
C. Frank Scott, III President and Chief Executive Officer

Signature Page to the Agreement and Plan of Merger

Exhibit A

PLAN OF MERGER

of

BAY BANKS OF VIRGINIA, INC.,

a Virginia corporation

and

VIRGINIA BANCORP INC.,

a Virginia corporation

PURSUANT TO THIS PLAN OF MERGER (this “Plan of Merger”), Virginia BanCorp Inc., a Virginia corporation (“Virginia BanCorp”), shall merge with and into Bay Banks of Virginia, Inc., a Virginia corporation (“Bay Banks”).

ARTICLE 1

TERMS OF THE MERGER

1.01 The Merger. Subject to the terms and conditions of the Agreement and Plan of Merger, dated as of November 2, 2016, by and between Bay Banks and Virginia BanCorp (the “Agreement”), at the Effective Time (as defined below), Virginia BanCorp shall be merged with and into Bay Banks (the “Merger”) in accordance with the provisions of the Virginia Stock Corporation Act (the “VSCA”), and with the effect set forth in Section 13.1-721 of the VSCA. The separate corporate existence of Virginia BanCorp thereupon shall cease, and Bay Banks shall be the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall become effective on such date and at such time as may be determined in accordance with Section 2.02 of the Agreement, upon the issuance of a certificate of merger by the Virginia State Corporation Commission (the “VSCC”) or at such later time as may be agreed to by Bay Banks and Virginia BanCorp in writing and specified in the articles of merger (the “Effective Time”).

1.02 Name. The name of the Surviving Corporation shall be “Bay Banks of Virginia, Inc.” The main office of the Surviving Corporation shall be the main office of Bay Banks immediately prior to the Effective Time.

1.03 Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of the Surviving Corporation immediately after the Merger shall be the Articles of Incorporation, as amended, of Bay Banks (the “Bay Banks Certificate”) and the Bylaws, as amended, of Bay Banks (the “Bay Banks Bylaws”) as in effect immediately prior to the Effective Time, and as the Bay Banks Bylaws are to be amended as contemplated by Section 2.01(d) of the Agreement.

1.04 Directors. The persons that will serve as directors of Bay Banks as of the Effective Time as contemplated by Section 2.01(d) of the Agreement, together with such additional persons as may thereafter be appointed, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bay Banks Certificate and Bay Banks Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director.

1.05 Effect of the Merger. At the Effective Time, the Merger will have the effect set forth in Section 13.1-721 of the VSCA. At the Effective Time, the separate corporate existence of Virginia BanCorp shall cease and the corporate existence of Bay Banks, as the Surviving Corporation, shall continue unaffected and unimpaired by the Merger.

10.6 Defined Terms. Capitalized terms used and not defined herein and defined in the Agreement shall have the meaning ascribed to them in the Agreement.

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ARTICLE 2

MERGER CONSIDERATION; EXCHANGE PROCEDURES

2.01 Conversion of Shares. Subject to this Article 2, at the Effective Time, by virtue of the Merger and without any action on the part of Bay Banks, Virginia BanCorp or the holder any of the shares thereof:

(a) Virginia BanCorp Common Stock. Other than Dissenting Shares (as defined in Section 2.04), each share of Virginia BanCorp Common Stock that is issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into the right to receive 1.178 shares (the “Exchange Ratio”) of Bay Banks Common Stock (the Exchange Ratio, together with any cash in lieu of fractional shares of Bay Banks Common Stock to be paid pursuant to Section 2.02(h), is hereinafter referred to as, the “Merger Consideration”).

(b) Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Virginia BanCorp Common Stock shall cease to be, and shall have no rights as, shareholders of Virginia BanCorp, other than to receive the Merger Consideration and any dividend or other distribution with respect to such Virginia BanCorp Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Section 2.01. After the Effective Time, there shall be no transfers on the stock transfer books of Virginia BanCorp or the Surviving Corporation of shares of Virginia BanCorp Common Stock.

2.02 Exchange Procedures.

(a) Bay Banks shall appoint the Exchange Agent for the purpose of exchanging certificates representing shares of Virginia BanCorp Common Stock for the Merger Consideration. At or prior to the Effective Time, Bay Banks shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates formerly representing shares of Virginia BanCorp Common Stock (“Old Certificates”) and holders of non-certificated shares of Virginia BanCorp Common Stock (“Book-Entry Shares”), for exchange in accordance with this Section 2.02, (i) certificates representing shares of Bay Banks Common Stock or non-certificated shares of Bay Banks Common Stock (collectively, “New Certificates”) and (ii) an amount of cash necessary for payments required by Section 2.02(h) (the “Exchange Fund”). The Exchange Fund will be distributed in accordance with the Exchange Agent’s normal and customary procedures established in connection with merger transactions.

(b) As soon as practicable after the Effective Time, and in no event later than five business days thereafter, the Exchange Agent shall mail to each holder of record of one or more Old Certificates or Book-Entry Shares a letter of transmittal (which shall specify that no Person shall have the right to receive the Merger Consideration until they deliver the Old Certificates or Book-Entry Shares, or a lost stock affidavit and indemnity in form reasonably satisfactory to the Exchange Agent, to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates or Book-Entry Shares in exchange for the New Certificates that the holders of the Old Certificates or Book-Entry Shares are entitled to receive pursuant to Section 2.01 and any cash in lieu of fractional shares. Upon proper surrender of an Old Certificate or Book-Entry Shares (or delivery of a lost stock affidavit and indemnity) for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor (i) a New Certificate representing that number of whole shares of Bay Banks Common Stock that such holder has the right to receive pursuant to Section 2.01 and (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificates or Book-Entry Shares surrendered pursuant to the provisions of this Section 2.02 and the Old Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled.

(c) Neither the Exchange Agent nor any party hereto shall be liable to any former holder of Virginia BanCorp Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to Bay Banks Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate or Book-Entry Shares representing shares of Virginia BanCorp Common Stock converted in the Merger into the right to receive shares of such Bay Banks Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 2.02. After becoming so entitled in accordance with this Section 2.02, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Bay Banks Common Stock such holder had the right to receive upon surrender of the Old Certificates or Book-Entry Shares.

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(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Virginia BanCorp on the business day after the one-year anniversary of the Effective Date shall be paid to Bay Banks. Any shareholders of Virginia BanCorp who have not theretofore complied with this Section 2.02 shall thereafter look only to Bay Banks for payment of the Merger Consideration and unpaid dividends and distributions on Bay Banks Common Stock deliverable in respect of each share of Virginia BanCorp Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(f) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Old Certificate or Book-Entry Shares is registered, it shall be a condition to such payment that (i) either such Old Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Old Certificate or Book-Entry Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(g) If any Old Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Bay Banks, the posting by such person of a bond, in such reasonable amount as Bay Banks may direct, as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Old Certificate, the Merger Consideration to be paid in respect of the shares of Virginia BanCorp Common Stock represented by such Old Certificate.

(h) No Fractional Shares. No fractional shares of Bay Banks Common Stock shall be issued in respect of shares of Virginia BanCorp Common Stock that are to be converted in the Merger into the right to receive the Merger Consideration. All fractional shares of Bay Banks Common Stock that a holder of Virginia BanCorp Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying such fraction by the average of the closing prices of Bay Banks Common Stock quoted on the OTC Markets Group’s OTC Pink Market for the twenty (20) trading days ending on and including the day preceding the Effective Date.

(i) Anti-dilution Provisions. In the event Bay Banks changes (or establishes a record date for changing) the number of shares of common stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, reorganization, recapitalization or similar transaction with respect to the outstanding Bay Banks Common Stock, or establish a record date prior to the Effective Time with respect to any dividend or other distribution in respect of the Bay Banks Common Stock other than a cash dividend consistent with past practice, Bay Banks shall adjust the Merger Consideration proportionately to provide the holders of Virginia BanCorp Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.03 Withholding Rights. Bay Banks or the Exchange Agent, as the case may be, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Plan of Merger to any Person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority by or on behalf of Bay Banks or the Exchange Agent, as the case may be, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by Bay Banks or the Exchange Agent, as the case may be.

2.04 Appraisal Rights. Shares of Virginia BanCorp Common Stock in respect of which the holders thereof have complied with all requirements for demanding and perfecting appraisal rights as set forth in Article 15 of the VSCA (such shares, “Dissenting Shares” and such holders, “General Dissenting Shareholders”) shall not be converted into or represent the right to receive the consideration provided for in Section 2.01. General Dissenting Shareholders shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of the VSCA. Each share of Virginia BanCorp Common Stock held by holders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under the VSCA shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration provided for in Section 2.01, without any interest thereon.

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ARTICLE 3

AMENDMENT; ABANDONMENT

3.01 Amendment. Subject to the terms of the Agreement, this Plan of Merger may be amended by the Boards of Directors of Bay Banks and Virginia BanCorp at any time prior to the Effective Time; provided, however, that any amendment made subsequent to the approval of this Plan of Merger by the shareholders of Bay Banks or Virginia BanCorp shall not:

(a) alter or change the amount or kind of securities, eligible interests, obligations, rights to acquire shares, other securities or eligible interest, cash or other property or rights to be received under this Plan of Merger by holders of shares of Virginia BanCorp;

(b) alter or change any of the other terms or conditions of this Plan of Merger if the change would adversely affect holders of shares of Virginia BanCorp in any material respect; or

(c) alter or change any term of the Articles of Incorporation of the Surviving Corporation, except as permitted by Section 13.1-706 of the VSCA.

3.02 Abandonment. At any time prior to the Effective Time, the Merger may be abandoned, subject to the terms of the Agreement, without further shareholder action in the manner determined by the Boards of Directors of Bay Banks and Virginia BanCorp. Written notice of such abandonment shall be filed with the VSCC prior to the Effective Time.

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Exhibit B

AGREEMENT AND PLAN OF MERGER

OF

VIRGINIA COMMONWEALTH BANK

WITH AND INTO

BANK OF LANCASTER

THIS AGREEMENT OF MERGER, dated as of November 2, 2016 (this “Agreement”), is made and entered into by and between Bank of Lancaster, a Virginia chartered bank, and Virginia Commonwealth Bank, a Virginia chartered bank.

WITNESSETH:

WHEREAS, Bank of Lancaster, a bank duly organized and existing under the laws of Virginia with its main office located at 100 S. Main Street, Kilmarnock, VA 22482 (“Bank of Lancaster”), has authorized capital stock consisting of 5,000,000 shares of common stock, par value $5.00 per share, of which 1,140,574 shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Virginia Commonwealth Bank, a Virginia chartered bank with its main office located at 1965 Wakefield Street, Petersburg, VA 23805 (“Virginia Commonwealth Bank”), has authorized capital stock consisting of 10 shares of common stock, par value $5.00 per share, of which one share of common stock is issued and outstanding as of the date hereof;

WHEREAS, Bay Banks of Virginia, Inc. (“Bay Banks”) is the record and beneficial owner of all of the outstanding shares of stock of Bank of Lancaster;

WHEREAS, Virginia BanCorp Inc. (“Virginia BanCorp”) is the record and beneficial owner of all of the outstanding shares of stock of Virginia Commonwealth Bank;

WHEREAS, Bay Banks and Virginia BanCorp are parties to an Agreement and Plan of Merger, dated as of November 2, 2016 (the “Parent Merger Agreement”), pursuant to which Virginia BanCorp shall merge with and into Bay Banks, a Virginia corporation (the “Parent Merger”), whereby (i) the corporate existence of Virginia BanCorp shall cease and Bay Banks shall continue its corporate existence under the laws of Virginia as the surviving corporation in the Parent Merger and (ii) Virginia Commonwealth Bank and Bank of Lancaster shall become wholly owned subsidiaries of Bay Banks;

WHEREAS, the respective boards of directors of Bank of Lancaster and Virginia Commonwealth Bank, acting pursuant to resolutions duly adopted, and the sole shareholder of each bank has approved, this Agreement and authorized the execution hereof.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

1.	THE MERGER

A. Merger; Surviving Bank

Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Virginia Commonwealth Bank shall be merged with and into Bank of Lancaster, pursuant to the provisions of, and with the effect provided in Section 13.1-721 of the Virginia Stock Corporation Act (said transaction, the “Merger”) and the corporate existence of Virginia Commonwealth Bank shall cease. Bank of Lancaster shall continue its corporate existence as a Virginia state bank (the “Surviving Bank”). The parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

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B. Articles of Incorporation and Bylaws

From and after the Effective Time, the Articles of Incorporation of Bank of Lancaster as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Bank until thereafter amended in accordance with applicable law; provided that the articles of merger filed with the Virginia State Corporation Commission shall amend (i) Article I of said Articles of Incorporation to read as follows, “The name of the corporation is: Virginia Commonwealth Bank” and (ii) Article V of said Articles of Incorporation to read as follows, “The number of directors shall be fixed by the By-laws. The directors shall be elected at each annual meeting of stockholders to hold office for one year and until their successors are elected and qualified or until the director’s prior death, resignation or removal.”

From and after the Effective Time, the Bylaws of Bank of Lancaster as in effect immediately prior to the Effective Time, as such Bylaws are to be amended as contemplated by Section 3.01(c) of the Parent Merger Agreement, shall be the Bylaws of the Surviving Bank until thereafter amended in accordance with applicable law.

C. Effective Time of the Merger

The Merger shall become effective at such time and date as are set forth in the certificate of merger issued by the Virginia State Corporation Commission. The date and time of such effectiveness is herein referred to as the “Effective Time.”

D. Directors

The directors of the Surviving Bank shall be the directors of Bank of Lancaster in office immediately prior to the Effective Time, together with the persons that will be appointed as directors of Bank of Lancaster as of the Effective Time as contemplated by Section 3.01(c) of the Parent Merger Agreement, and together with such additional persons as may thereafter be appointed shall serve as the directors of the Surviving Bank from and after the Effective Time in accordance with the Articles of Incorporation and Bylaws of Bank of Lancaster, until the earlier of their resignation or removal or otherwise ceasing to be a director.

E. Treatment of Shares

At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof (a) each share of Virginia Commonwealth Bank common stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and (b) the shares of Bank of Lancaster common stock issued and outstanding immediately prior to the Effective Time shall remain outstanding, shall be unchanged after the Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Bank.

2.	CONDITIONS PRECEDENT

The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

A. Shareholder Approval

The Agreement shall have been ratified and confirmed by the sole shareholder of each of Bank of Lancaster and Virginia Commonwealth Bank at a meeting of each such shareholder or by written consent in lieu of a meeting of shareholders, provided that such action by written consent is authorized under the applicable Articles of Incorporation or Bylaws or otherwise provided by law.

B. Regulatory Approvals

The parties shall have received all consents, approvals and permissions and the satisfaction of all of the requirements prescribed by law, including, but not limited to, the consents, approvals and permissions of the Board of Governors of the Federal Reserve System and the Virginia State Corporation Commission and all other regulatory authorities which are necessary to the carrying out of the Merger described in this Agreement, and all applicable waiting periods in respect thereof shall have expired.

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C. No Injunctions or Restraints

There shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger.

D. Parent Merger

The Parent Merger shall have been consummated in accordance with the terms and conditions of the Parent Merger Agreement.

3.	TERMINATION AND AMENDMENT

A. Termination

Notwithstanding the approval of this Agreement by the shareholders of Bank of Lancaster or Virginia Commonwealth Bank, this Agreement shall terminate forthwith prior to the Effective Time in the event the Parent Merger Agreement is terminated as therein provided. This Agreement also may be terminated by mutual written consent of the parties hereto.

B. Effect of Termination

In the event of termination of this Agreement as provided in Section 3.A above, this Agreement shall forthwith become void and have no effect, and none of Bank of Lancaster or Virginia Commonwealth Bank, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby.

C. Amendment

This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

4.	MISCELLANEOUS

A. Representations and Warranties

Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

B. Further Assurances

If at any time the Surviving Bank shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of Virginia Commonwealth Bank or otherwise carry out the provisions hereof, the proper officers and directors of Virginia Commonwealth Bank, as of the Effective Time, and thereafter the officers of the Surviving Bank acting on behalf of Virginia Commonwealth Bank, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

C. Nonsurvival of Agreements

None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement as provided in Section 3.A.

D. Notices

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express

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courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Bank of Lancaster, to:

Bank of Lancaster

c/o Randal R. Greene

President and Chief Executive Officer

100 S. Main Street

P.O. Box 1869

Kilmarnock, Virginia 22482-1869

With a copy to:

Williams Mullen

200 South 10th Street (23219)

P.O. Box 1320

Richmond, Virginia 23218-1320

Facsimile: (804) 420-6507

ATTN: Wayne A. Whitham, Jr., Esquire

If to Virginia Commonwealth Bank, to:

Virginia Commonwealth Bank

c/o C. Frank Scott, III

President and Chief Executive Officer

1965 Wakefield Street

Petersburg, Virginia 23805

With a copy to:

LeClairRyan, A Professional Corporation

919 East Main Street—24th Floor

Richmond, Virginia 23219

Facsimile: (804) 783-7621

ATTN: Scott H. Richter, Esquire

E. Governing Law; Waiver of Jury Trial

This Agreement shall be governed by and construed in accordance with the laws of Virginia without regard to any applicable conflicts of law, except to the extent federal law may be applicable. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

F. Successors and Assigns

This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto to any other person without the prior consent in writing of the other party hereto.

G. Counterparts

This Agreement may be executed in several counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

H. Entire Agreement

This Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

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I. Interpretation

The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.

J. Specific Performance

The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

K. Severability

Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any non-material provision or non-material portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement and Plan of Merger to be executed by its duly authorized officers, all as of the date first set forth above.

BANK OF LANCASTER

By:
Randal R. Greene President and Chief Executive Officer

VIRGINIA COMMONWEALTH BANK

By:
C. Frank Scott, III President and Chief Executive Officer

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Exhibit C

ADDITIONAL REPRESENTATIONS AND WARRANTIES

(a) Subsidiaries. It has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary. There are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities. There are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities.

(i) It has Previously Disclosed a list of all equity securities, or similar interests of any Person or any interest in a partnership or joint venture of any kind, other than its Subsidiaries, that it beneficially owns, directly or indirectly, as of the date hereof.

(ii) Each of its Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(b) Corporate Power. It and its Subsidiaries have the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets, has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to receipt of required approvals by the shareholders of Bay Banks and Virginia BanCorp, to consummate the transactions contemplated hereby.

(c) Consents and Approvals; No Defaults.

(i) Except for (a) the filing of applications, notices and waiver request as applicable, with the Board of Governors of the Federal Reserve System under the BHC Act, the Federal Reserve Act and the Bank Merger Act and with the Virginia Bureau of Financial Institutions, (b) the filing with the SEC of a registration statement on Form S-4, (c) the filing of articles of merger with the VSCC and the issuance of a certificate of merger in connection with the Merger, (d) the receipt of approval of the shareholders of Bay Banks and Virginia BanCorp, and (e) such filings and approvals as are required to be made under “blue sky” laws, no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by it or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or to consummate the Merger. As of the date hereof, it is not aware of any reason why the approvals set forth in Section 8.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 8.01(b).

(ii) Subject to receipt of the regulatory approvals and expiration of related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or any agreement, indenture or instrument of or any of its subsidiaries (B) constitute a breach or violation of, or a default under its Articles of Incorporation or Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or any agreement, indenture or instrument.

(d) No Adverse Change. Since June 30, 2016, it and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and no event has occurred or circumstance arisen that individually or taken together with all other facts, circumstances and events is reasonably likely to have a Material Adverse Effect with respect to it.

(e) Litigation. No litigation, claim or other proceeding before any court or Governmental Authority is pending against it or any of its Subsidiaries and, to its knowledge, no such litigation, claim or other proceeding has been threatened.

(f) Regulatory Matters.

(i) Neither it nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (individually, a “Regulatory Authority,” and collectively, the “Regulatory Authorities”).

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(ii) Neither it nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(iii) It is not a financial holding company as defined by the Gramm-Leach-Bliley Act of 1999.

(g) Compliance with Laws. It and each of its Subsidiaries:

(i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Consumer Financial Protection Act of 2010, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) is in compliance with the Bank Secrecy Act of 1970 (12 U.S.C. §§1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. PATRIOT Act, including the “Know Your Customer” requirements thereunder, and all regulations issued thereunder, and has properly certified all foreign deposit accounts and has made all necessary Tax withholdings on all of its deposit accounts, has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the Internal Revenue Service (“IRS”) and has timely filed all Suspicious Activity Reports required to be filed by it;

(iii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened; and

(iv) has not received, since December 31, 2012, any notification or communication from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to its knowledge, do any grounds for any of the foregoing exist).

(h) Material Contracts; Defaults. Except for this Agreement, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (ii) that restricts or limits in any way the conduct of business by it or any of its Subsidiaries (including without limitation a non- compete or similar provision), (iii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $25,000 per year (other than any such contracts which are terminable by it or any of its Subsidiaries on 60 days or less notice without any required payment or other conditions, other than the condition of notice), (iv) that relates to the incurrence of indebtedness by it or any of its Subsidiaries (other than deposit liabilities, advances and loans from the Federal Home Loan Bank of Atlanta and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), (v) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of it or its Subsidiaries, (vi) that involves the purchase or sale of assets with a purchase price of $50,000 or more in any single case or $100,000 or more in all such cases (other than purchases and sales of investment securities and loans in the ordinary course of business consistent with past practice) or (vii) that is with respect to, or otherwise commits it or any of its Subsidiaries to do, any of the foregoing. Neither it nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(i) Employee Benefit Plans.

(i) It has Previously Disclosed a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock,

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stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any current or former employee, current or former consultant or current or former director of it or any of its Subsidiaries participates or to which any such employees, consultants or directors is a party. Neither it nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan except to the extent required by this Agreement to maintain tax-qualified status.

(ii) The written terms of each Compensation and Benefit Plan comply in all material respects, and each Compensation and Benefit Plan has been operated and administered in all material respects, in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS or the Compensation and Benefit Plan uses a prototype or volume submitter plan that is the subject of an IRS opinion or advisory letter. It is not aware of any circumstances which could adversely affect such qualification or which are likely to result in the revocation of any existing favorable determination letter or in not receiving a favorable determination letter. There is no material pending or threatened legal action, suit or claim relating to its Compensation and Benefit Plans other than routine claims for benefits. Neither it nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject it or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii) Each Compensation and Benefit Plan is in writing. With respect to each Compensation and Benefit Plan, it has delivered the following: (1) all documents embodying such Compensation and Benefit Plan and any related trust; (2) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any, (3) the three most recent annual actuarial valuations, if any, (4) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, (5) all IRS or Department of Labor (“DOL”) determination, opinion, notification, and advisory letters, (6) all material correspondence to or from any Governmental Authority sent or received in the last three years, including filings relating to any amnesty, voluntary compliance, self-correction or similar program sponsored by the IRS, DOL, Pension Benefit Guaranty Corporation (“PBGC”) or other Governmental Authority, (6) all discrimination and top-heavy tests for the most recent three plan years for each Pension Plan, (7) all material written agreements and contracts currently in effect, including (without limitation) administrative service agreement, group annuity contracts, and group insurance contracts, (8) any documentation relating to outstanding loans with respect to any Compensation and Benefit Plan, including, without limitation, loans with respect to an employee stock ownership plan and participant loans, and (xi) all fidelity bond and fiduciary liability insurance policies.

(iv) No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by it or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (an “ERISA Affiliate”) which is considered one employer with it under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code. Neither it, any of its Subsidiaries nor any ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Compensation and Benefit Plan or by any ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Pension Plan or ERISA Affiliate Plan and, to Bay Banks’s knowledge and Virginia BanCorp’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. To the knowledge of Bay Banks and Virginia BanCorp, there is no pending investigation or enforcement action by the PBGC, the DOL or IRS or any other governmental agency with respect to any Compensation and Benefit Plan. Under each Pension Plan and ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Pension Plan or ERISA Affiliate Plan), did not exceed the

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then current value of the assets of such Pension Plan or ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Pension Plan or ERISA Affiliate Plan nor any amendment or other change to such Pension Plan or ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result.

(v) All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which it or any of its Subsidiaries is a party have been timely made or have been reflected on its financial statements. Neither any Pension Plan nor any ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Pension Plan or ERISA Affiliate Plan have been made on or before their due dates. Neither it, any of its Subsidiaries nor any ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan or to any ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.

(vi) Neither it nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder and there has been no communication to Employees by it or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits except as described in this Agreement.

(vii) The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any employee, consultant or director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(viii) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), neither it nor any of its respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(ix) Neither it nor any of its Subsidiaries has made any agreement, taken any action, or omitted to take any action, with respect to or as part of any Compensation and Benefit Plan that is an operational failure or documentary failure under Section 409A of the Code or that would reasonably be expected to subject it or any of its Subsidiaries to any obligation to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider under Section 409A of the Code or to pay any reimbursement or other payment to any service provider, as defined under Section 409A of the Code, respecting any such tax, interest or penalty under Section 409A of the Code.

(j) Labor Matters. Neither it nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its knowledge, threatened, nor is it aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(k) Takeover Laws. It has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws applicable to Bay Banks.

(l) Environmental Matters. To its knowledge, neither the conduct nor operation by it or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in

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a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to its knowledge no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To its knowledge, neither it nor any of its Subsidiaries has received any notice from any person or entity that it or its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property.

(m) Tax Matters. All Tax Returns that are required to be filed by or with respect to it and its Subsidiaries have been timely filed (taking into account all applicable extensions), and all Taxes shown to be due on such Tax Returns have been paid in full, other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Bay Banks’s consolidated financial statements as of December 31, 2015. All assessments for Taxes due with respect to completed and settled examinations or any concluded litigations have been fully paid. There are no disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes upon it or any of its Subsidiaries. Neither it nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. As of the date hereof, neither it nor any of its Subsidiaries has any knowledge of any conditions that exist that might prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) Risk Management Instruments. Neither it nor any of its Subsidiaries is a party to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for its own account, or for the account of a Subsidiary or customers.

(o) Books and Records. The books and records of it and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly reflect the substance of events and transactions included therein.

(p) Insurance. It Previously Disclosed all of the insurance policies, binders, or bonds maintained by it or its Subsidiaries. It and its Subsidiaries are insured with insurers believed to be reputable against such risks and in such amounts as the management reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect. Neither it nor any of its Subsidiaries is in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(q) The Bay Banks Disclosure Schedule or Virginia BanCorp Disclosure Schedule, as applicable, sets forth, with respect to such entity or its Subsidiaries (a) a list of each personal property lease involving annual payments in excess of $2,500 to which it or a Subsidiary is a party and (b) a list of each parcel of real property leased by it together with the current annual rent (each, a “Property Lease”). Each Property Lease is valid and binding and is in full force and effect. It or its Subsidiaries as applicable have performed, in all material respects, all obligations required to be performed by it to date under each Property Lease. It and its Subsidiaries are not in material default under any Property Lease.

(r) Securitizations. It is not a party to any agreement securitizing any of its assets.

(s) Reorganization; Approvals. As of the date of this Agreement, it is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and knows of no reason why all regulatory approvals from any governmental entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

(t) Disaster Recovery and Business Continuity. It has developed and implemented a contingency planning program to evaluate the impact of significant events that may adversely affect its customers, assets, or employees. To the best of its knowledge, such program ensures that it can recover its mission critical functions, and complying with the requirements of the Federal Financial Institutions Examination Council and the FDIC.

(u) Loan Portfolio.

The Bay Banks Disclosure Schedule or Virginia BanCorp Disclosure Schedule, as applicable, sets forth, as of June 30, 2016, with respect to its bank Subsidiary (i) the aggregate outstanding principal amount of all loan agreements, notes or

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borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to it (collectively, “Loans”), other than “nonaccrual” Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” Loans, (iii) a summary of all Loans designated as of such date by it as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loans and (iv) each asset of it that is classified as “Other Real Estate Owned” and the book value thereof.

To its knowledge, each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal that has been provided to it and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally subject to general principles of equity, which would in certain circumstances limit or delay enforceability of the obligor). All Loans originated by it, and all such Loans purchased by it, were made or purchased in accordance with customary lending standards. All such Loans (and any related guarantees) and payments due thereunder are, and on the closing of the Merger will be, free and clear of any Lien, and it has complied in all material respects, and on the closing of the Merger will have complied in all material respects, with all laws and regulations relating to such Loans.

(v) Intellectual Property. It owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, and all license fees in connection with its Intellectual Property have been paid. Its use of any Intellectual Property does not, to its knowledge, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which it acquired the right to use any Intellectual Property. To its knowledge, no person is challenging, infringing on or otherwise violating its right with respect to any Intellectual Property. It has not received any notice of any pending claim with respect to any Intellectual Property and, to its knowledge no Intellectual Property is being used or enforced in a manner that would result in its abandonment, cancellation or unenforceability. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

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Exhibit D

SUPPORT AGREEMENT

This Agreement, made as of this 2nd day of November, 2016, by and among Bay Banks of Virginia, Inc., a Virginia corporation (“Bay Banks”), Virginia BanCorp Inc., a Virginia corporation (“Virginia BanCorp”) and the shareholder of [Bay Banks] [Virginia BanCorp] identified on the signature page hereto in such Shareholder’s capacity as a shareholder of [Bay Banks] [Virginia BanCorp] (the “Shareholder”).

WHEREAS, Bay Banks and Virginia BanCorp have entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) pursuant to which all of the outstanding shares of Virginia BanCorp Common Stock will be exchanged for shares of Bay Banks Common Stock in accordance with the terms of the Merger Agreement; and

WHEREAS, the Shareholder owns or possesses the sole right to vote or direct the voting of, the number of shares of [Bay Banks] [Virginia BanCorp] Common Stock set forth on the signature page hereto (the “Covered Shares”); and

WHEREAS, the Shareholder owns or possesses the sole power to dispose of or to direct the disposition of the Covered Shares; and

WHEREAS, as a material inducement for Bay Banks and Virginia BanCorp to enter into the Merger Agreement and consummate the transactions contemplated thereby, the Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. Representations and Warranties of Shareholder. The Shareholder represents and warrants to Bay Banks and Virginia BanCorp as follows: That he/she is now, and at all times until the Effective Time of the Merger will be, the sole owner, of record or beneficially, or possesses and will possess the sole right to vote or direct the voting of all of the Covered Shares, and possesses or will possess the sole power to dispose of or direct the disposition of all of Covered Shares. The Shareholder has, and through the Effective Time will continue to have, the sole right and power to vote and/or dispose of, or to direct the voting or disposition of, all of the Covered Shares. The Shareholder has full right, power and authority to enter into, deliver and perform this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, and is enforceable in accordance with its terms.

2. Covenants of Shareholder. (a) The Shareholder agrees that he/she shall cause the Covered Shares to be present at the [Bay Banks] [Virginia BanCorp] Meeting and at such meeting shall vote, or cause to be voted, the Covered Shares in favor of the Merger Agreement and the transactions contemplated thereby, until this Agreement terminates as provided in Section 2(e), unless in accordance with Section 7.02 of the Merger Agreement, the Board of Directors of [Bay Banks] [Virginia BanCorp] has failed to make, withdrawn, modified or otherwise changed (or publicly proposed or resolved to do the foregoing) its recommendation to [Bay Banks] [Virginia BanCorp] shareholders.

(b) The Shareholder agrees that until the termination of this Agreement as provided in Section 2(e), he/she shall not, without the prior written consent of [Virginia BanCorp] [Bay Banks], directly or indirectly tender or permit the tender into any tender or exchange offer, or sell, transfer, hypothecate, grant a security interest in or otherwise dispose of or encumber any of the Covered Shares, or any options to acquire [Bay Banks][Virginia BanCorp] Common Stock issued and outstanding pursuant to employee or director stock plans of [Bay Banks][Virginia BanCorp], provided that this restriction shall not apply to shares that are hypothecated or as to which a security interest already has been granted as of the date hereof. Notwithstanding the foregoing, in the case of any transfer by operation of law subsequent to the date hereof, this Agreement shall be binding upon and inure to the transferee.

(c) The Shareholder agrees that he/she shall not, and he/she shall not authorize, direct, induce, or encourage any other person, including but not limited to any holder of [Bay Banks] [Virginia BanCorp] Common Stock, or any officer, employee or director of [Bay Banks] [Virginia BanCorp] to, solicit from any third party any inquiries or proposals relating to the disposition of [Bay Banks] [Virginia BanCorp] business or assets or the business or assets of [Bank of Lancaster/Virginia Commonwealth Bank], a Virginia chartered commercial bank and wholly-owned subsidiary of [Bay Banks] [Virginia BanCorp], or the acquisition of [Bay Banks] [Virginia BanCorp] voting securities, or the merger of [Bay Banks] [Virginia BanCorp] with any person other than [Bay Banks] [Virginia BanCorp], or except as provided in Section 7.06 of the Merger Agreement: (i) provide any such person with information or assistance or negotiate or (ii) conduct any discussions with any such person in furtherance of such inquiries or to obtain a proposal.

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(d) The Shareholder agrees that he/she shall not, without the prior written consent of [Virginia BanCorp] [Bay Banks], sell, or offer to sell, or otherwise directly or indirectly sell, transfer or dispose of any Covered Shares.

(e) This Agreement shall terminate upon the earlier to occur of: (a) the termination of the Merger Agreement by either or both of the parties thereto, provided that such termination is not in violation of any provision of the Merger Agreement; or (b) the Effective Time of the Merger.

3. Additional Shares and Options. Notwithstanding anything to the contrary contained herein, this Agreement shall apply to all shares of [Bay Banks] [Virginia BanCorp] Common Stock which the Shareholder currently has the sole right and power to vote and/or dispose of, or to direct the voting or disposition of, and all such shares of [Bay Banks] [Virginia BanCorp] Common Stock for which the Shareholder may hereafter acquire the sole right and power to vote and/or dispose of, or to direct the voting or disposition of.

4. Governing Law. This Agreement shall be governed in all respects by the law of the Commonwealth of Virginia, without regard to the conflict of laws principles thereof.

5. Assignment; Successors. This Agreement may not be assigned by the Shareholder without the prior written consent of [Virginia BanCorp] [Bay Banks]. The provisions of this Agreement shall be binding upon and, shall inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

6. Scope of Agreement. The parties hereto acknowledge and agree that this Agreement shall not confer upon Bay Banks any right or ability to acquire the shares of Virginia BanCorp Common Stock other than in connection with the Merger. The parties hereto acknowledge and agree that this Agreement does not constitute an agreement or understanding of the Shareholder in his/her capacity as a director or officer of [Bay Banks] [Virginia BanCorp] but only in his/her capacity as a holder of shares of [Bay Banks] [Virginia BanCorp] Common Stock.

7. Severability. Any invalidity, illegality or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render illegal or unenforceable the remaining provisions hereof in such jurisdiction and shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

8. Amendment, Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement. No provision of this Agreement may be waived, except by an instrument in writing, executed by the waiving party, expressly indicating an intention to effect a waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9. Defined Terms. Capitalized terms used and not defined herein and defined in the Merger Agreement shall have the meaning ascribed to them in the Merger Agreement.

10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day first above written.

[Remainder of Page Intentionally Blank; Signatures Follow]

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BAY BANKS OF VIRGINIA, INC.

By:
Randal R. Greene
President and Chief Executive Officer

VIRGINIA BANCORP INC.

By:
C. Frank Scott, III
President and Chief Executive Officer

SHAREHOLDER

Name:

Shares as to which Shareholder has sole:

Voting Power:

Dispositive Power:

Options held by Shareholder:

[Signature Page to Support Agreement]

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Exhibit E

DIRECTOR’S NONCOMPETITION AGREEMENT

THIS DIRECTOR’S NONCOMPETITION AGREEMENT (this “Agreement”) is entered into by and between Bay Banks of Virginia, Inc., a Virginia corporation (“Bay Banks”), and the undersigned individual (“Director”). Capitalized terms used but not defined herein shall have the same meanings provided in the Merger Agreement (as defined below).

WHEREAS, Bay Banks and Virginia BanCorp Inc., a Virginia corporation (“Virginia BanCorp”), are parties to an Agreement and Plan of Merger dated as of November 2, 2016, as the same may be amended or supplemented in accordance with its terms (the “Merger Agreement”);

WHEREAS, Director is a director of [Virginia BanCorp or its wholly-owned subsidiary, Virginia Commonwealth Bank] [Bay Banks or its wholly-owned subsidiary, Bank of Lancaster], and has been offered the opportunity to be a member of the Board of Directors of Bay Banks and/or Bank of Lancaster (to be renamed Virginia Commonwealth Bank) following the Effective Date of the Merger (the “Surviving Bank”); and

WHEREAS, as a condition of acceptance of such offer and as an inducement to effect the Merger, Director has agreed to enter into and be bound by this Agreement.

IN CONSIDERATION of the premises and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, Bay Banks and Director, intending to be legally bound, agree as follows:

1. Contingent on Merger. This Agreement shall become effective at the Effective Time of the Merger. If the Merger Agreement is terminated, then this Agreement shall be void ab initio and of no force or effect.

2. Noncompetition.

(a) Director covenants and agrees that, during the Restricted Period (as defined below), Director shall not (except as required to carry out Director’s assigned duties with Bay Banks or the Surviving Bank, if any): (i) engage in any aspect of the Restricted Business (as defined below) within the Prohibited Territory (as defined below); and/or (ii) as an employee, agent, partner, shareholder, member, investor, director, consultant or otherwise assist others to engage in the Restricted Business within the Prohibited Territory. Notwithstanding the preceding, owning the stock or options to acquire stock totaling less than one percent of the outstanding shares in a public company shall not by itself be considered engaging in, or assisting others to engage in, the “Restricted Business.”

(b) “Restricted Period” means a period of one year following the Effective Time and any period during which Director shall be a member of the Board of Directors of Bay Banks or the Surviving Bank.

(c) “Restricted Business” means the business of providing business banking, personal banking, loan, mortgage and wealth management services and products, and any other business in which Bay Banks or its affiliates are engaged.

(d) “Prohibited Territory” means the areas within a twenty-five (25) mile radius of each office maintained by Bay Banks or its affiliates at any time during the Restricted Period.

3. Noninterference with Customers.

(a) Director covenants and agrees that, during the Restricted Period, Director shall not, directly or indirectly: (i) solicit, encourage or cause any Restricted Customer (as defined below) to obtain any services or products related to the Restricted Business from any entity other than Bay Banks or its Subsidiaries; or (ii) sell or provide to any Restricted Customer any services or products related to the Restricted Business, other than on behalf of and for the benefit of Bay Banks or its Subsidiaries.

(b) “Restricted Customer” means any person or entity that was a customer of [Virginia BanCorp] [Bay Banks] or any of its Subsidiaries at any point during the 90 days preceding the Effective Time or of Bay Banks or any of its Subsidiaries at any time following the Effective Time during the Restricted Period and with whom Director had material contact or communications on behalf of Bay Banks, Virginia BanCorp or any of their affiliates at any time during the two-year period preceding the Effective Time (the “Look-Back Period”) or during the Restricted Period.

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4. Noninterference with Employees. Director covenants and agrees that, during the Restricted Period, Director shall not, directly or indirectly: (a) solicit or induce any employee of Bay Banks or its Subsidiaries (each, a “Restricted Employee”) to leave or limit his or her employment relationship with Bay Banks or its Subsidiaries; or (b) hire any Restricted Employee as an employee or engage any Restricted Employee as an independent contractor.

5. Reasonableness and Breach. Director acknowledges that the restrictions herein are fair, reasonable, and necessary for the protection of Bay Banks and its acquisition of Virginia BanCorp and constitute a condition of acceptance of Director’s offer to become a director of Bay Banks and/or the Surviving Bank and a material inducement for Bay Banks to effect the Merger. Therefore, Director agrees not to contest the enforceability of this Agreement in any forum. Director further acknowledges and agrees that a breach of any of such obligations and agreements will result in irreparable harm and continuing damage to Bay Banks for which there will be no adequate remedy at law and further agrees that in the event of any breach of such obligations and agreements, Bay Banks and its successors and assigns will be entitled to injunctive relief and to such other relief as is proper under the circumstances. Director acknowledges and agrees that the covenants in this Agreement are direct consideration for a sale of a business and should be governed by standards applicable to restrictive covenants entered into in connection with a sale of a business.

6. Judicial Modification. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or incapable of being enforced, then the parties request that such court modify such provision by “blue-penciling” or otherwise in order to render such provision not invalid or incapable of being enforced and then enforce the provision as modified.

7. Severability. The parties further agree that each provision of this Agreement is severable from each other provision of this Agreement. If any clause or provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then the remainder of this Agreement shall not be affected thereby.

8. Assignment. Bay Banks shall have the right to assign or transfer this Agreement to any affiliated entity or any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise), and Director irrevocably consents to any such assignment or transfer. In the event of such assignment or transfer, “Bay Banks” shall mean the entity to which this Agreement is so assigned or transferred.

9. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to any conflict-of-law rules.

10. Waiver; Construction. No modification, termination or attempted waiver of any of the provisions of this Agreement shall be binding unless reduced to writing and signed by the parties. This Agreement shall be construed according to a plain reading of its terms and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision in this Agreement.

11. Entire Agreement. This Agreement (including the recitals, which are hereby incorporated by reference) and the Merger Agreement constitute the entire agreement among the parties pertaining to the subject matters contained herein.

[Signature Page Follows]

A-E-2

IN WITNESS WHEREOF, the undersigned hereto sets his or her hand as of the date set forth below.

DIRECTOR

Name:
Date:

BAY BANKS OF VIRGINIA, INC.

By:
Name:	Randal R. Greene
Title:	President and CEO

[Signature Page to Director’s Noncompetition Agreement]

A-E-3

Bay Banks Disclosure Schedule 2.01(d)

	Class I	Class II	Class III
Term Expires	2017	2018	2019
	Richard A. Farmar, III	Julien G. Patterson	C. Dwight Clarke
	Randal R. Greene		Elizabeth H. Crowther

Provided that each Class I director continues to meet the standards for directors of Bay Banks, Bay Banks intends to re-nominate each of the Class I directors for election by shareholders at the 2017 annual meeting of shareholders for a term that expires in 2020.

Form of Bylaw Amendments to Bylaws of the Surviving Corporation

Effective at the Effective Time, Article III of the Bylaws shall be amended by deleting Sections 2 and 3 thereof in their entirety and substituting therefor the following:

Section 2. Eligibility. Only stockholders may be elected directors. All directors who have been properly nominated and elected by the stockholders shall have the opportunity to serve as a director. Each director agrees that he or she shall tender his or her letter of resignation as a director of the Corporation at the annual meeting of stockholders in the year in which he or she attains the age of 72; provided, however, that the Virginia BanCorp Directors (as defined in the Agreement and Plan of Merger, dated as of November 2, 2016, by and between Bay Banks of Virginia, Inc. and Virginia BanCorp Inc.) shall not be required to tender a letter of resignation at the 2017 annual meeting of stockholders and for the remainder of the term for which such director is elected by shareholders at the 2017 annual meeting of stockholders. Non-compliance with the resignation requirement with respect to attaining the age of 72 set forth in this bylaw shall constitute “cause” for the purposes of a removal of director.

Section 3. Number of Directors. The Board of Directors shall consist of ten (10) members, who shall be divided into three (3) classes with respect to terms of office.

A-Sch-1

Bay Banks Disclosure Schedule 3.01(c)

Form of Bylaw Amendments to Bylaws of Bank of Lancaster

Effective at the Effective Time, Article III of the Bylaws shall be amended by deleting Sections 2 and 3 thereof in their entirety and substituting therefor the following:

Section 2. Eligibility. All directors who have been properly nominated and elected by the stockholders shall have the opportunity to serve as a director. Each director agrees that he or she shall tender his or her letter of resignation as a director of the Corporation at the annual meeting of stockholders in the year in which he or she attains the age of 72; provided, however, that the directors of Virginia Commonwealth Bank that are appointed as directors of Bank of Lancaster on the Bank Merger Effective Date (as defined in the Agreement and Plan of Merger, dated as of November 2, 2016, by and between Bay Banks of Virginia, Inc. and Virginia BanCorp Inc.) shall not be required to tender a letter of resignation at the 2017 annual meeting of stockholders and for the remainder of the term for which such director is elected by shareholders at the 2017 annual meeting of stockholders. Non-compliance with the resignation requirement with respect to attaining the age of 72 set forth in this bylaw shall constitute “cause” for the purposes of a removal of director.

Section 3. Election of the Board. The Board of Directors shall consist of between eight (8) and twenty (20) members. The directors shall be elected at each annual meeting of stockholders to hold office for one year and until their successors are elected and qualified or until the director’s prior death, resignation or removal.

A-Sch-2

Virginia BanCorp Disclosure Schedule 2.01(d)

Virginia BanCorp Directors

C. Frank Scott, III (initial term expires in 2017)*

Lawrence N. Ashworth (initial term expires in 2018)

James B. McNeer (initial term expires in 2018)

Larry C. Tucker (initial term expires in 2019)

James P. VanLandingham (initial term expires in 2019)

*	Provided that Mr. Scott continues to meet the standards for directors of Bay Banks, Bay Banks will nominate Mr. Scott for re-election at the first annual meeting of shareholders of Bay Banks following the Effective Time for a term that expires at the 2020 annual meeting of shareholders.

A-Sch-3

List of Omitted Schedules

The following is a list of the disclosure schedules to the merger agreement omitted pursuant to Item 601(b)(2) of Regulation S-K. Bay Banks of Virginia, Inc. agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

Bay Banks Disclosure Schedules

Schedule 5.01(b)—Forbearances—Capital Stock

Schedule 5.01(e)—Benefit Plans

Schedule 5.01(f)—Dispositions

Schedule 5.01(h)—Governing Documents

Schedule 5.01(o)—Loans

Schedule 5.01(q)—Investments

Schedule 5.01(s)—Tax Returns

Schedule 6.03(a)(a)—Subsidiaries

Schedule 6.03(a)(c)—Consents and Approvals; No Default

Schedule 6.03(a)(h)—Material Contracts; Defaults

Schedule 6.03(a)(i)—Employee Benefit Plans

Schedule 6.03(a)(m)—Tax Matters

Schedule 6.03(a)(p)—Insurance

Schedule 6.03(a)(q)—Leases

Schedule 6.03(a)(u)—Loan Portfolio

Schedule 6.03(h)—No Brokers

Schedule 7.10(g)—Employment Agreements

Virginia BanCorp Disclosure Schedules

Schedule 5.01(o)—Loans

Schedule 6.04(a)(a)—Subsidiaries

Schedule 6.04(a)(g)—Compliance with Laws

Schedule 6.04(a)(h)—Material Contracts

Schedule 6.04(a)(i)—Employee Benefit Plans

Schedule 6.04(a)(p)—Insurance

Schedule 6.04(a)(q)—Property Lease

Schedule 6.04(a)(u)—Loan Portfolio

Schedule 6.04(e)—Capitalization

Schedule 6.04(h)—No Brokers

Schedule 7.10(g)—Employment Agreements

A-Sch-4

APPENDIX B

OPINION OF FIG PARTNERS, LLC

November 2, 2016

Bay Banks of Virginia, Inc.

100 South Main Street

Kilmarnock, Virginia 22482

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio (defined below) in connection with the proposed merger (the “Merger”) of Bay Banks of Virginia, Inc. (“Bay Banks”) and Virginia BanCorp Inc., Petersburg, Virginia (“Virginia BanCorp”) subject to the terms and conditions of the Agreement and Plan of Merger dated November 2, 2016 (the “Agreement”).

Pursuant to the Agreement, each share of Virginia BanCorp common stock that is issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 1.178 shares of Bay Banks common stock (“the “Exchange Ratio”). The terms of the Merger are set forth more fully in the Agreement.

FIG Partners, LLC (“FIG”), as part of its investment banking business, is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience and knowledge of, the valuation of banking institutions. This opinion has been reviewed by FIG’s compliance officer consistent with internal policy. FIG has been engaged by Bay Banks during the prior two years and we have received compensation for services provided.

We were retained by Bay Banks to act as its financial advisor in connection with the Merger and in rendering this opinion. We will receive compensation from Bay Banks in connection with our services and Bay Banks has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement and terms of the Merger;

(ii)	reviewed certain documents filed with the Securities and Exchange Commission by Bay Banks;

(iii)	reviewed the audited financial statements for Bay Banks and Virginia BanCorp for the years 2015 and 2014;

(iv)	reviewed certain historical publicly available business and financial information concerning Bay Banks and Virginia BanCorp including, among other things, quarterly reports filed by the parties with the FDIC and the Federal Reserve;

(v)	reviewed certain internal financial statements and other financial and operating data concerning Bay Banks and Virginia BanCorp;

(vi)	reviewed recent trading activity and the market for Bay Banks common stock;

(vii)	analyzed certain financial projections prepared by the management of Bay Banks and Virginia BanCorp;

(viii)	held discussions with members of the senior management of Bay Banks and Virginia BanCorp for the purpose of reviewing the future prospects of Bay Banks and Virginia BanCorp, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(ix)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

B-1

Bay Banks of Virginia, Inc.

November 2, 2016

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuation.

In rendering this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Bay Banks and Virginia BanCorp in the discussions with the Company. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections have been reasonably prepared on a basis reflecting the best currently-available information and judgments and estimates of Bay Banks and Virginia BanCorp, and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Bay Banks and Virginia BanCorp are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Bay Banks and Virginia BanCorp. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Bay Banks and Virginia BanCorp or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Bay Banks and Virginia BanCorp. In rendering this opinion, we have been advised by Bay Banks and Virginia BanCorp and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger.

The opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This letter is solely for the information of the Board of Directors of Bay Banks and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, registration statement or information statement to be delivered to the holders of Bay Banks and Virginia BanCorp common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to the shareholders of Bay Banks.

Sincerely,

FIG PARTNERS, LLC

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APPENDIX C

OPINION OF PERFORMANCE TRUST CAPITAL PARTNERS, LLC

November 2, 2016

Virginia BanCorp, Inc.

1965 Wakefield Street

Petersburg, VA 23805

Members of the Board of Directors:

We understand that Virginia BanCorp, Inc. (“Virginia BanCorp”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and between Virginia BanCorp and Bay Banks of Virginia, Inc. (“Bay Banks”), (the “Merger”). At the Effective Time, by virtue of the Merger and subject to the terms and conditions of the Agreement, each outstanding share of Virginia BanCorp common stock shall be converted into the right to receive 1.1780 (the “Exchange Ratio”) shares of Bay Banks common stock together with cash paid in lieu of fractional shares (the “Merger Consideration”).

You have requested that Performance Trust Capital Partners, LLC (“PTCP” or “we”) render an opinion as of the date hereof (this “Opinion”) to the Board of Directors of Virginia BanCorp (the “Board”) as to whether the Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of Virginia BanCorp Common Stock.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i) reviewed a draft, dated November 2, 2016, of the Agreement;

(ii) reviewed certain publicly available business and financial information relating to Virginia BanCorp and Bay Banks;

(iii) reviewed certain other business, financial and operating information relating to Virginia BanCorp and Bay Banks provided to us by the management of Virginia BanCorp and the management of Bay Banks, including financial forecasts for Virginia BanCorp for the 2016 to 2021 fiscal years ending December 31, and financial forecasts for Bay Banks for the 2016 to 2021 fiscal years ending December 31;

(iv) met with, either by phone or in person, certain members of the management of Virginia BanCorp and Bay Banks to discuss the business and prospects of Virginia BanCorp and Bay Banks and the proposed Merger;

(v) reviewed and compared certain financial metrics of Virginia BanCorp with certain financial metrics of Bay Banks that we deemed relevant;

(vi) reviewed certain financial data of Virginia BanCorp and Bay Banks, and compared that data with similar data for companies with publicly traded equity securities that we deemed relevant; and

(vii) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In connection with our review, we have not independently verified any information, including the foregoing information, and we have assumed and relied upon all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, being complete and accurate in all material respects and we do not assume any responsibility with respect to such data, material and other information. With respect to the financial forecasts and projections for Virginia BanCorp that we have used in our analyses, the management of Virginia BanCorp have advised

PERFORMANCE TRUST CAPITAL PARTNERS 500 W. Madison, Suite 450 Chicago, IL 60661 P 312 521 1000 | F 312 521 1001 www.performancetrust.com	C-1

us, and we have assumed, that such forecasts and projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Virginia BanCorp as to the future financial performance of Virginia BanCorp and we express no opinion with respect to such forecasts, projections, estimates or the assumptions on which they are based.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement provided to us, without any amendments or modifications thereto or any adjustments to the consideration. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Virginia BanCorp and Bay Banks since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have also relied upon and assumed without independent verification, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Virginia BanCorp, Bay Banks or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or provision thereof that would be material to our analyses or this Opinion. We have relied upon and assumed, with your consent, that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses.

This Opinion only addresses the fairness, from a financial point of view, of the Merger Consideration to the holders of Virginia BanCorp Common Stock pursuant to the Agreement in the manner set forth above and this Opinion does not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the amount or nature of, or any other aspect relating to, any compensation to any officers, trustees, directors or employees of any party to the Merger, class of such persons or shareholders of Bay Banks, relative to the Merger Consideration or otherwise.

This Opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Virginia BanCorp, Bay Banks or the Merger. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. This Opinion does not address the relative merits of the Merger as compared to alternative strategies that might be available to Virginia BanCorp, nor does it address the underlying business decision of Virginia BanCorp or the Board to approve, recommend or proceed with the Merger. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied on, with your consent, advice of the outside counsel and the independent accountants of Virginia BanCorp, and on the assumptions of the management of Virginia BanCorp and Bay Banks, as to all legal, regulatory, accounting, insurance and tax matters with respect to Virginia BanCorp, Bay Banks and the Merger.

We have not been requested to make, and have not made, any physical inspection or an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of Virginia BanCorp or Bay Banks, nor have we been furnished with any

PERFORMANCE TRUST CAPITAL PARTNERS 500 W. Madison, Suite 450 Chicago, IL 60661 P 312 521 1000 | F 312 521 1001 www.performancetrust.com	C-2

such evaluations or appraisals, with the exception of a third party loan review of Virginia BanCorp and Bay Banks. In addition, we are not experts in evaluating loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses, or evaluating loan servicing rights or goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation of the adequacy of Virginia BanCorp’s or Bay Banks’s allowances for such losses, nor have we reviewed any individual loan or credit files or investment or trading portfolios. In all cases, we have assumed that Virginia BanCorp’s and Bay Banks’s allowances for such losses are adequate to cover such losses. We have not evaluated the solvency of Virginia BanCorp or Bay Banks or the solvency or fair value of Virginia BanCorp, Bay Banks or any other entity or person or their respective assets or liabilities under any state or federal laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.

We and our affiliates may currently be providing and may in the future provide investment banking and other financial services to Virginia BanCorp, Bay Banks and certain of their respective affiliates, for which we and our affiliates have received and would expect to receive compensation. We are a broker-dealer engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Virginia BanCorp, Bay Banks and certain of their affiliates, as well as provide investment banking and other financial services to such companies and entities. PCTP has adopted policies and procedures designed to preserve the independence of its investment advisory analysts whose views may differ from those of the members of the team of investment banking professionals that advised Virginia BanCorp.

We have acted as financial advisor to Virginia BanCorp in connection with the Merger and will receive fees for our services, a portion of which are contingent upon the consummation of the Merger. In addition, Virginia BanCorp has agreed to indemnify us and certain related parties for certain liabilities arising out of or related to our engagement and to reimburse us for certain expenses incurred in connection with our engagement.

This Opinion and any other advice or analyses (written or oral) provided by PTCP were provided solely for the use and benefit of the Board (in its capacity as such) in connection with the Board’s consideration of the Merger and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without the express, prior written consent of PTCP. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to PTCP or any of its affiliates be made by any recipient of this Opinion, without the prior, written consent of PTCP, except as required by law. This Opinion should not be construed as creating, and PCTP shall not be deemed to have, any fiduciary duty to the Board, Virginia BanCorp, any security holder or creditor of Virginia BanCorp or any other person, regardless of any prior or ongoing advice or relationships. This Opinion does not constitute advice or a recommendation to any security holder of Virginia BanCorp or any other person or entity with respect to how such security holder or other person or entity should vote or act with respect to any matter relating to the Merger. The issuance of this Opinion was approved by an authorized internal committee of PTCP.

In connection with the Merger, the undersigned, acting as an independent financial advisor to Virginia BanCorp, hereby consents to the inclusion of our opinion letter to the board of directors of Virginia BanCorp as an Annex to, and the references to our firm and such opinion in, the Proxy Statement/Prospectus relating to the proposed Merger. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the SEC thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such Proxy Statement/Prospectus within the meaning of the term “experts” as used in the Act or the Regulations.

PERFORMANCE TRUST CAPITAL PARTNERS 500 W. Madison, Suite 450 Chicago, IL 60661 P 312 521 1000 | F 312 521 1001 www.performancetrust.com	C-3

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of Virginia BanCorp Common Stock.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

PERFORMANCE TRUST CAPITAL PARTNERS 500 W. Madison, Suite 450 Chicago, IL 60661 P 312 521 1000 | F 312 521 1001 www.performancetrust.com	C-4

APPENDIX D

SECTIONS 13.1-729 THROUGH 13.1-741 OF THE

VIRGINIA STOCK CORPORATION ACT

CODE OF VIRGINIA

TITLE 13.1. CORPORATIONS

CHAPTER 9. VIRGINIA STOCK CORPORATION ACT

ARTICLE 15. APPRAISAL RIGHTS AND OTHER REMEDIES

§ 13.1-729. Definitions.

In this article:

“Affiliate” means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive officer thereof.

“Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

“Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered by §§ 13.1-734 through 13.1-740, includes the surviving entity in a merger.

“Fair value” means the value of the corporation’s shares determined:

a. Immediately before the effectuation of the corporate action to which the shareholder objects;

b. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

c. Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to subdivision A 5 of § 13.1-730.

“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Interested transaction” means a corporate action described in subsection A of § 13.1-730, other than a merger pursuant to § 13.1-719 or 13.1-719.1, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition:

1. “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

2. “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:

a. Was the beneficial owner of 20% or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action;

b. Had the power, contractually or otherwise, to cause the appointment or election of 25% or more of the directors to the board of directors of the corporation; or

c. Was a senior executive officer or director of the corporation or a senior executive officer of any affiliate thereof, and that senior executive officer or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(1) Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

(2) Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in § 13.1-691; or

(3) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

“Preferred shares” means a class or series of shares whose holders have preference over any other class or series of shares with respect to distributions.

“Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

“Senior executive officer” means the chief executive officer, chief operating officer, chief financial officer and anyone in charge of a principal business unit or function.

“Shareholder” means both a record shareholder and a beneficial shareholder.

1985, c. 522; 1992, c. 575; 2005, c. 765; 2007, c. 165.

§ 13.1-730. Right to appraisal.

A. A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

1. Consummation of a merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 13.1-718, or would be required but for the provisions of subsection G of § 13.1-718; however, appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) if the corporation is a subsidiary and the merger is governed by § 13.1-719;

2. Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

3. Consummation of a disposition of assets pursuant to § 13.1-724 if shareholder approval is required for the disposition, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series if:

a. Under the terms of the corporate action approved by the shareholders there is to be distributed to the shareholders in cash the corporation’s net assets, in excess of a reasonable amount reserved to meet claims of the type described in § 13.1-746 or 13.1-746.1:

(1) Within one year after the shareholders’ approval of the action; and

(2) In accordance with their respective interests determined at the time of distribution; and

b. The disposition of assets is not an interested transaction;

4. An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

5. Any other amendment to the articles of incorporation, or any other merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors; or

6. Consummation of a domestication in which a domestic corporation becomes a foreign corporation if the shareholder does not receive shares in the foreign corporation resulting from the domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest in the total voting rights of the outstanding shares of the domestic corporation, as the shares held by the shareholder immediately before the domestication.

B. Notwithstanding subsection A, the availability of appraisal rights under subdivisions A 1 through A 4 shall be limited in accordance with the following provisions:

1. Appraisal rights shall not be available for the holders of shares of any class or series of shares that is:

a. A covered security under § 18(b)(1)(A) or (B) of the federal Securities Act of 1933, as amended;

b. Traded in an organized market and has at least 2,000 shareholders and a market value of at least $20 million, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial shareholders owning more than 10 percent of such shares; or

c. Issued by an open end management investment company registered with the United States Securities and Exchange Commission under the Investment Company Act of 1940 and may be redeemed at the option of the holder at net asset value.

2. The applicability of subdivision 1 shall be determined as of:

a. The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

b. The day before the effective date of such corporate action if there is no meeting of shareholders.

3. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision 1 at the time the corporate action becomes effective.

4. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares where the corporate action is an interested transaction.

C. Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 1986, c. 540; 1988, c. 442; 1990, c. 229; 1992, c. 575; 1996, c. 246; 1999, c. 288; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2015, c. 611.

§ 13.1-731. Assertion of rights by nominees and beneficial owners.

A. A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

B. A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

1. Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subdivision B 2 b of § 13.1-734; and

2. Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765.

§ 13.1-732. Notice of appraisal rights.

A. Where any corporate action specified in subsection A of § 13.1-730 is to be submitted to a vote at a shareholders’ meeting and the corporation has concluded that shareholders are or may be entitled to assert appraisal rights under this article, the meeting notice shall state the corporation’s position as to the availability of appraisal rights.

A copy of this article shall accompany the meeting notice sent to those record shareholders who are or may be entitled to exercise appraisal rights.

B. In a merger pursuant to § 13.1-719, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in § 13.1-734.

C. Where any corporate action specified in subsection A of § 13.1-730 is to be approved by written consent of the shareholders pursuant to § 13.1-657:

1. Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article; and

2. Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by subsections F and G of § 13.1-657, may include the materials described in § 13.1-734, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article.

D. Where corporate action described in subsection A of § 13.1-730 is proposed, or a merger pursuant to § 13.1-719 is effected, the notice referred to in subsection A or C, if the corporation concludes that appraisal rights are or may be available, and in subsection B shall be accompanied by:

1. The annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than 16 months before the date of the notice and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

2. The latest available quarterly financial statements of such corporation, if any.

E. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subsection D by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

F. The right to receive the information described in subsection D may be waived in writing by a shareholder before or after the corporate action.

1985, c. 522; 2005, c. 765; 2007, c. 165; 2012, c. 706; 2015, c. 611.

§ 13.1-733. Notice of intent to demand payment.

A. If a corporate action specified in subsection A of § 13.1-730 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

2. Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

B. If a corporate action specified in subsection A of § 13.1-730 is to be approved by shareholders by written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Shall deliver to the corporation before the proposed action becomes effective written notice of the shareholder’s intent to demand payment if the proposed action is effectuated, except that such written notice is not required if the notice required by subsection C of § 13.1-732 is given less than 25 days prior to the date such proposed action is effectuated; and

2. Shall not sign a consent in favor of the proposed action with respect to that class or series of shares.

C. A shareholder who fails to satisfy the requirements of subsection A or B is not entitled to payment under this article.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2015, c. 611.

§ 13.1-734. Appraisal notice and form.

A. If proposed corporate action requiring appraisal rights under § 13.1-730 becomes effective, the corporation shall deliver an appraisal notice and the form required by subdivision B 1 to all shareholders who satisfied the requirements of § 13.1-733. In the case of a merger under § 13.1-719, the parent corporation shall deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

B. The appraisal notice shall be sent no earlier than the date the corporate action specified in subsection A of § 13.1-730 became effective and no later than 10 days after such date and shall:

1. Supply a form that (i) specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, (ii) if such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and (iii) requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction;

2. State:

a. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision 2 b of this subsection;

b. A date by which the corporation must receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection A appraisal notice and form were sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

c. The corporation’s estimate of the fair value of the shares;

d. That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in subdivision 2 b of this subsection, the number of shareholders who returned the form by the specified date and the total number of shares owned by them; and

e. The date by which the notice to withdraw under § 13.1-735.1 must be received, which date must be within 20 days after the date specified in subdivision 2 b of this subsection; and

3. Be accompanied by a copy of this article.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2012, c. 706.

§ 13.1-735. Repealed.

Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-735.1. Perfection of rights; right to withdraw.

A. A shareholder who receives notice pursuant to § 13.1-734 and who wishes to exercise appraisal rights must complete, sign, and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subdivision B 2 b of § 13.1-734. If the form requires the shareholder to certify whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision B 1 of § 13.1-734, and the shareholder fails to make the certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under § 13.1-738. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed form, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection B.

B. A shareholder who has complied with subsection A may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subdivision B 2 e of § 13.1-734. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

C. A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection B of § 13.1-734, shall not be entitled to payment under this article.

2005, c. 765; 2007, c. 165.

§ 13.1-736. Repealed.

Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-737. Payment.

A. Except as provided in § 13.1-738, within 30 days after the form required by subsection B 2 b of § 13.1-734 is due, the corporation shall pay in cash to those shareholders who complied with subsection A of § 13.1-735.1 the amount the corporation estimates to be the fair value of their shares plus interest.

B. The payment to each shareholder pursuant to subsection A shall be accompanied by:

1. The (i) annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares to be appraised, which shall be as of a date ending not more than 16 months before the date of payment and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not available, the corporation shall provide reasonably equivalent information, and (ii) the latest available quarterly financial statements of such corporation, if any;

2. A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subdivision B 2 c of § 13.1-734; and

3. A statement that shareholders described in subsection A have the right to demand further payment under § 13.1-739 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this article.

C. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subdivision B 1 by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2012, c. 706.

§ 13.1-738. After-acquired shares.

A. A corporation may elect to withhold payment required by § 13.1-737 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision B 1 of § 13.1-734.

B. If the corporation elected to withhold payment under subsection A, it shall, within 30 days after the form required by subdivision B 2 b of § 13.1-734 is due, notify all shareholders who are described in subsection A:

1. Of the information required by subdivision B 1 of § 13.1-737;

2. Of the corporation’s estimate of fair value pursuant to subdivision B 2 of § 13.1-737 and its offer to pay such value plus interest;

3. That they may accept the corporation’s estimate of fair value plus interest in full satisfaction of their demands or demand for appraisal under § 13.1-739;

4. That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

5. That those shareholders who do not satisfy the requirements for demanding appraisal under § 13.1-739 shall be deemed to have accepted the corporation’s offer.

C. Within 10 days after receiving a shareholder’s acceptance pursuant to subsection B, the corporation shall pay in cash the amount it offered under subdivision B 2 to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

D. Within 40 days after sending the notice described in subsection B, the corporation shall pay in cash the amount it offered to pay under subdivision B 2 to each shareholder described in subdivision B 5.

1985, c. 522; 2005, c. 765; 2007, c. 165.

§ 13.1-739. Procedure if shareholder dissatisfied with payment or offer.

A. A shareholder paid pursuant to § 13.1-737 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s stated estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under § 13.1-737). A shareholder offered payment under § 13.1-738 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s estimate of the fair value of the shares plus interest.

B. A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection A within 30 days after receiving the corporation’s payment or offer of payment under § 13.1-737 or 13.1-738, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765.

§ 13.1-740. Court action.

A. If a shareholder makes a demand for payment under § 13.1-739 that remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to § 13.1-737 plus interest.

B. The corporation shall commence the proceeding in the circuit court of the city or county where the corporation’s principal office, or, if none in the Commonwealth, where its registered office, is located. If the corporation is a foreign corporation without a registered office in the Commonwealth, it shall commence the proceeding in the circuit court of the city or county in the Commonwealth where the principal office, or, if none in the Commonwealth, where the registered office of the domestic corporation merged with the foreign corporation was located at the time the transaction became effective.

C. The corporation shall make all shareholders, whether or not residents of the Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

D. The corporation may join as a party to the proceeding any shareholder who claims to have demanded an appraisal but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that a shareholder has not complied with the provisions of this article, that shareholder shall be dismissed as a party.

E. The jurisdiction of the court in which the proceeding is commenced under subsection B is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

F. Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares plus interest exceeds the amount paid by the corporation to the shareholder for such shares or (ii) for the fair value plus interest of the shareholder’s shares for which the corporation elected to withhold payment under § 13.1-738.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765.

§ 13.1-741. Court costs and counsel fees.

A. The court in an appraisal proceeding commenced under § 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

B. The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

1. Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of § 13.1-732, 13.1-734, 13.1-737 or 13.1-738; or

2. Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

C. If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

D. To the extent the corporation fails to make a required payment pursuant to § 13.1-737, 13.1-738 or 13.1-739, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765.

§ 13.1-741.1. Limitations on other remedies for fundamental transactions.

A. Except for action taken before the Commission pursuant to § 13.1-614 or as provided in subsection B, the legality of a proposed or completed corporate action described in subsection A of § 13.1-730 may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

B. Subsection A does not apply to a corporate action that:

1. Was not authorized and approved in accordance with the applicable provisions of:

a. Article 11 (§ 13.1-705 et seq.), Article 12 (§ 13.1-715.1 et seq.), or Article 13 (§ 13.1-723 et seq.);

b. The articles of incorporation or bylaws; or

c. The resolutions of the board of directors authorizing the corporate action;

2. Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

3. Is an interested transaction, unless it has been authorized, approved or ratified by the board of directors in the same manner as is provided in subsection B of § 13.1-691 and has been authorized, approved or ratified by the shareholders in the same manner as is provided in subsection C of § 13.1-691 as if the interested transaction were a director’s conflict of interests transaction; or

4. Is adopted or taken by less than unanimous consent of the voting shareholders pursuant to § 13.1-657 if:

a. The challenge to the corporate action is brought by a shareholder who did not consent to the corporate action; and

b. The proceeding challenging the corporate action is commenced within 10 days after notice of the adoption or taking of the corporate action is effective as to the shareholder bringing the proceeding.

C. Any remedial action with respect to corporate action described in subsection A of § 13.1-730 shall not limit the scope of, or be inconsistent with, any provision of § 13.1-614.

2007, c. 165; 2008, c. 91; 2015, c. 611.

APPENDIX E

FORM OF AMENDMENT TO ARTICLES OF INCORPORATION OF

BAY BANKS OF VIRGINIA, INC.

FORM OF AMENDMENT TO ARTICLES OF INCORPORATION OF

BAY BANKS OF VIRGINIA, INC.

Article III of the Articles of Incorporation, as amended (the “Articles”) of Bay Banks of Virginia, Inc. (the “Corporation”) shall be amended to increase the number of authorized shares of common stock from 10,000,000 to 30,000,000 shares. The first paragraph of Article III of the Articles shall be deleted in its entirety and the following substituted in its place:

The Corporation shall have authority to issue thirty million (30,000,000) shares of Common Stock, par value $5.00 per share, and two million (2,000,000) shares of Preferred Stock, par value $5.00 per share. The rights, preferences, voting powers and the qualifications, limitations and restrictions of the authorized stock shall be as follows:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Virginia Stock Corporation Act, codified in Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia as amended (the “VSCA”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the VSCA and furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct; provided that, as of July 1, 2015, the VSCA will no longer require the director or officer to furnish the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the VSCA. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the VSCA provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

As permitted by the VSCA, the articles of incorporation of Bay Banks contain provisions that indemnify its directors and that eliminate the liability of both its directors and officers to the fullest extent permitted by Virginia law. These provisions do not limit or eliminate the rights of Bay Banks or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions only apply to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law. In addition, Bay Banks’ articles of incorporation provide for the indemnification of directors for expenses and/or liabilities they incur in connection with the defense of claims asserted against them in their capacities as directors. The right of indemnification extends to judgments, fines, or penalties assessed against them. Bay Banks is authorized to limit its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage. The rights of indemnification provided in the articles of incorporation of Bay Banks are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

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Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Lancaster County, Virginia, on January 30, 2017.

BAY BANKS OF VIRGINIA, INC.

Date: January 30, 2017	By:	/s/ Randal R. Greene
Randal R. Greene
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: January 30, 2017
	By:	/s/ Randal R. Greene
Randal R. Greene
President, Chief Executive Officer and Director (Principal Executive Officer)

Date: January 30, 2017
	By:	/s/ Deborah M. Evans
Deborah M. Evans
Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Date: January 30, 2017
	By:	*
Robert F. Hurliman
Chairman of the Board and Director

Date: January 30, 2017
	By:	*
C. Dwight Clarke
Director

Date: January 30, 2017
	By:	*
Elizabeth H. Crowther, Ed.D.
Director

Date: January 30, 2017
	By:	*
Richard A. Farmar, III
Director

Date: January 30, 2017
	By:	*
Julien G. Patterson
Director

*By:	/s/ Randal R. Greene Attorney-in-fact
January 30, 2017

Exhibit Index

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of November 2, 2016, by and between Bay Banks of Virginia, Inc. and Virginia BanCorp Inc. (included as Appendix A to this joint proxy statement/prospectus forming a part of this registration statement). †

3.1	Articles of Incorporation, as amended, of Bay Banks of Virginia, Inc. (attached as Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

3.2	Bylaws, as amended May 16, 2016, of Bay Banks of Virginia, Inc. (attached as Exhibit 3.2 to the Current Report on Form 8-K filed May 18, 2016 and incorporated herein by reference).

4.1	Form of 6.50% Subordinated Note (attached as Exhibit 4.1 to the Current Report on Form 8-K filed June 2, 2015 and incorporated herein by reference).

5.1	Opinion of Williams Mullen regarding the validity of the securities being registered.**

8.1	Opinion of Williams Mullen regarding certain U.S. tax aspects of the merger.**

8.2	Opinion of LeClairRyan, A Professional Corporation, regarding certain U.S. tax aspects of the merger.**

10.1	Employment Agreement, dated November 2, 2016, between Bay Banks of Virginia, Inc., Bank of Lancaster and Randal R. Greene (attached as Exhibit 10.1 to the Current Report on Form 8-K filed November 8, 2016 and incorporated herein by reference).

10.2	Employment Agreement, dated November 2, 2016, between Bay Banks of Virginia, Inc., Bank of Lancaster and Deborah M. Evans (attached as Exhibit 10.2 to the Current Report on Form 8-K filed November 8, 2016 and incorporated herein by reference).

10.3	Employment Agreement, dated November 2, 2016, between Bay Banks of Virginia, Inc., Bank of Lancaster and Douglas F. Jenkins, Jr. (attached as Exhibit 10.3 to the Current Report on Form 8-K filed November 8, 2016 and incorporated herein by reference).

10.4	1998 Non-Employee Directors Stock Option Plan (attached as Exhibit 10.2 to the Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

10.5	2003 Incentive Stock Option Plan (attached as Exhibit 99 to the Registration Statement on Form S-8, Commission File Number 333-112947, filed February 19, 2004 and incorporated herein by reference).

10.6	2008 Non-Employee Directors Stock Option Plan (attached as Exhibit 99 to the Registration Statement on Form S-8, Commission File Number 333-155370, filed November 14, 2008 and incorporated herein by reference).

10.7	Bay Banks of Virginia, Inc. 2013 Stock Incentive Plan (attached as Exhibit 99 to the Registration Statement on Form Form S-8, Commission File Number 333-189688, filed June 28, 2013 and incorporated herein by reference).

10.8	Form of Subordinated Note Purchase Agreement, dated May 28, 2015, by and among Bay Banks of Virginia, Inc. and several lenders (attached as Exhibit 10.1 to the Current Report on Form 8-K filed June 2, 2015 and incorporated herein by reference).

10.9	Employment Agreement, dated November 2, 2016 and effective upon the merger of Virginia BanCorp Inc. into Bay Banks of Virginia, Inc., between Bay Banks of Virginia, Inc. and C. Frank Scott, III.*

10.10	Employment Agreement, dated November 2, 2016 and effective upon the merger of Virginia BanCorp Inc. into Bay Banks of Virginia, Inc., between Bay Banks of Virginia, Inc. and James A. Wilson, Jr.*

10.11	Employment Agreement, dated November 2, 2016 and effective upon the merger of Virginia BanCorp Inc. into Bay Banks of Virginia, Inc., between Bay Banks of Virginia, Inc. and C. Rodes Boyd, Jr.*

21.1	Subsidiaries of Bay Banks of Virginia, Inc. (attached as Exhibit 21.0 to the Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference).

23.1	Consent of Williams Mullen (included in Exhibits 5.1 and 8.1).**

23.2	Consent of LeClairRyan, A Professional Corporation (included in Exhibit 8.2).**

Exhibit Number	Description

23.3	Consent of Dixon Hughes Goodman LLP.*

23.4	Consent of Yount, Hyde & Barbour, P.C.*

24.1	Power of Attorney (included in the signature page to the Registration Statement on Form S-4 filed December 6, 2016).**

99.1	Consent of FIG Partners, LLC.**

99.2	Consent of Performance Trust Capital Partners, LLC.**

99.3	Form of Bay Banks proxy card.**

99.4	Form of Virginia BanCorp proxy card.**

99.5	Consent of Director Nominees.*

101.1	The following materials from Bay Banks’ Annual Report on Form 10-K for the year ended December 31, 2015, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2015 and 2014, (ii) Consolidated Statements of Income for the years ended December 31, 2015 and 2014, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2015 and 2014; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015 and 2014, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014, and (vi) Notes to Consolidated Financial Statements, and the following materials from Bay Banks’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, formatted in XBRL: (i) Consolidated Balance Sheets as of September 30, 2016 and December 31, 2015, (ii) Consolidated Statements of Income for the three and nine months ended September 30, 2016 and 2015, (iii) Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2016 and 2015, (iv) Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2016, (v) Consolidated Statements of Cash Flows for the nine months ended September 30, 2016 and 2015, and (vi) Notes to Consolidated Financial Statements.*

†	Certain schedules and attachments to the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A list of omitted schedules and attachments is contained in the merger agreement. Bay Banks of Virginia, Inc. agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.
*	Filed herewith.
**	Previously filed.